Form 20-F
period 2020-12-31
GLORY STAR NEW MEDIA GROUP HOLDINGS Ltd
filed 2021-03-29
CIK 1738758

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

Commission file number: 001-38876

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Jiuxianqian, Chaoyang District, Beijing China 100016

(Address of Principal Executive Offices)

Perry Lu

Telephone: + 86-10-87700500

Email: lucong@yaoshixinghui.com

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Jiuxianqian, Chaoyang District, Beijing China 100016

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Exchange on which registered
Ordinary Shares, par value $0.0001 per share	GSMG	The Nasdaq Stock Market
Warrants, each exercisable for one-half of one Ordinary Share, for $11.50 per whole Ordinary Share	GSMGW	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 57,886,352 ordinary shares were outstanding as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒

i

INTRODUCTION

Unless otherwise indicated, the terms “Company”, “we” and “us” refer to Glory Star New Media Group Holdings Limited, a Cayman Islands exempted company, and its consolidated subsidiaries, including the VIE operating companies, Xing Cui Can and Horgos, following the closing of the Business Combination. When used herein to describe events prior to the Business Combination, the terms “Company”, “TKK”, “we” and “us” refers to TKK Symphony Acquisition Corporation, our predecessor.

Unless otherwise stated in this Form 20-F, references to:

●	“we,” “us,” “our,” or the “Company,” means the combined business of GS Holdings and the Glory Star Group;

●	“Memorandum and Articles of Association” means GS Holdings Second Amended and Restated Memorandum and Articles of Association, as further amended and in effect on the date hereof;

●	“Business Combination” means the acquisition of Glory Star by TKK pursuant to the terms of the Share Exchange Agreement;

●	“Cayman Islands Companies Act” means the Cayman Islands Companies Act (As Revised), as amended;

●	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

●	“GS Holdings” means Glory Star New Media Group Holdings Limited, a Cayman Islands exempted company;

●	“Glory Star Group” means Glory Star together with our consolidated subsidiaries and VIEs;

●	“Glory Star” means Glory Star New Media Group Limited, a Cayman Islands exempted company;

●	“Horgos” means Horgos Glory Star Media Co., Ltd., a limited liability company incorporated in the PRC;

●	“IPO” means TKK’s initial public offering of Units at $10.00 per Unit which closed in August 2018;

●	“Nasdaq” means the Nasdaq Capital Market;

●	“PRC” means the People’s Republic of China;

●	“Purchaser Representative” means TKK Symphony Sponsor 1, a Cayman Islands exempted company, as representative of the Purchaser;

●	“RMB” refers to Renminbi, the lawful currency of China;

●	“SEC” means the United States Securities and Exchange Commission;

●	“Securities Act” means the United States Securities Act of 1933, as amended;

●	“Seller Representative” means Bing Zhang, as representative of the Sellers;

●	“Sellers” means the shareholders of Glory Star;

●	“Share Exchange Agreement” means the Share Exchange Agreement, dated as of September 6, 2019, as may be amended from time to time, by and among TKK, Glory Star, WFOE, Xing Cui Can, Horgos, each of the Sellers, the Purchaser Representative, and the Seller Representative.

●	“Sponsor” means TKK Symphony Sponsor 1, a Cayman Islands exempted company;

●	“TKK” means our predecessor TKK Symphony Acquisition Corporation;

●	“VIE Contracts” means certain documents executed by the VIEs, the WFOE, the shareholders of the VIEs and certain other parties thereto as necessary to implement certain contractual arrangements in the PRC, which allow the WFOE to (i) exercise effective control over the VIEs and their subsidiaries, (ii) receive substantially all of the economic benefit of the VIEs and their subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law;

●	“Units” means the units issued in TKK’s IPO; each Unit comprised of one ordinary share, one warrant and one right (whether they were purchased in the IPO or thereafter in the open market);

●	“VIEs” means Xing Cui Can and Horgos, our variable interest entities;

●	“WFOE” means Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company and indirectly wholly-owned by Glory Star; and

●	“Xing Cui Can” means Xing Cui Can International Media (Beijing) Co., Ltd., a limited liability company incorporated in the PRC.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Presentation of Our Financial and Operating Data

On February 14, 2020, our predecessor, TKK consummated the transaction (the “Business Combination”) contemplated by the Share Exchange Agreement dated as of September 6, 2019, as amended ( “Share Exchange Agreement”), by and among TKK, Glory Star New Media Group Limited, a Cayman Islands exempted company (“Glory Star”), Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company (“WFOE”) incorporated in the People’s Republic of China (“PRC”) and indirectly wholly-owned by Glory Star, Xing Cui Can, Horgos, each of Glory Star’s shareholders (collectively, the “Sellers”), TKK Symphony Sponsor 1, TKK’s sponsor (the “Sponsor”), in the capacity as the representative from and after the closing of the Business Combination for TKK’s shareholders other than the Sellers, and Bing Zhang, in the capacity as the representative for the Sellers thereunder, pursuant to which Glory Star New Media Group Holdings Limited (“GS Holdings”) acquired 100% of the equity interests of Glory Star from the Sellers.

Upon closing of the Business Combination (the “Closing”), we acquired all of the issued and outstanding securities of Glory Star in exchange for (i) approximately 41,204,025 of our ordinary shares (“Closing Payment Shares”), or one ordinary share for approximately 0.04854 outstanding shares of Glory Star, of which 2,060,201 of the Closing Payment Shares (the “Escrow Shares”) shall be deposited into escrow to secure certain indemnification obligations of the Sellers, plus (ii) earn out payments consisting of up to an additional 5,000,000 of our ordinary shares if we meet certain financial performance targets for the 2019 fiscal year, which we believe we have met, and an additional 5,000,000 of our ordinary shares if we meet certain financial performance targets for the 2020 fiscal year, which we believe we have met (the “Earn out Shares”).

As a result of the Business Combination, Sellers became the controlling shareholders of the Company. The Business Combination was accounted for as a reverse merger, wherein Glory Star is considered the acquirer for accounting and financial reporting purposes and the transaction was treated as a reverse recapitalization of Glory Star.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This report and the information incorporated by reference herein and therein may contain “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements are based on our management’s beliefs and assumptions and on information currently available to us. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	future operating or financial results;

●	future payments of dividends, if any, and the availability of cash for payment of dividends, if any;

●	future acquisitions, business strategy and expected capital spending;

●	assumptions regarding interest rates and inflation;

●	ability to attract and retain senior management and other key employees;

●	ability to manage our growth;

●	fluctuations in general economic and business conditions;

●	financial condition and liquidity, including our ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

●	estimated future capital expenditures needed to preserve our capital base;

●	the ability to meet the Nasdaq continuing listing standards, and the potential delisting of our securities from Nasdaq;

●	potential changes in the legislative and regulatory environments;

●	a lower return on investment; and

●	potential volatility in the market price of our securities.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. These risks and others described under “Risk Factors” may not be exhaustive.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if our results or operations, financial condition and liquidity, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

The forward-looking statements made in this annual report relate only to events or information as of the date on which these statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. You should not rely upon forward-looking statements as predictions of future events.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations data for the fiscal years ended December 31, 2019 and 2020, and selected balance sheet data as of December 31, 2019 and 2020,which have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected historical statements of operations data for the year ended December 31, 2018 and selected balance sheet data as of December 31, 2018 have been derived from TKK’s audited consolidated financial statements not included in this annual report but can be found in our Annual Report on Form 10-K filed with the SEC on March 31, 2020. Selected financial data for the year ended and as of December 31, 2017 and 2016 and selected balance sheet data as of December 31, 2017 and 2016 have not been presented as these cannot be provided without unreasonable effort or expense. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

	For the Years Ended December 31,
	2018(1)		2019	2020
	(in thousands of U.S. dollars, except share and per share data)
Revenues：
Advertising revenue	-		48,391	104,664
Customized content production revenue	-		9,098	10,200
Copyrights revenue	-		7,369	6,883
CHEERS e-Mall marketplace service revenue	-		670	1,517
Other revenue	-		249	499
Total revenues：	-		$65,777	$123,763

Operating expenses:
Cost of revenues	-		(31,901)	(38,481)
Selling and marketing	-		(3,154)	(43,827)
General and administrative	-		(3,134)	(10,095)
Research and development	-		(749)	(691)
Operating costs	277		-	-
Total operating expenses	277		(38,938)	(93,094)

Income from operations			26,839	30,669
Other (expenses) income:	-		-	-
Interest expense, net	-		(295)	(282)
Other income, net	-		50	531
Interest income on marketable securities held in Trust Account	1,947		-	-
Unrealized gain (loss) on marketable securities held in Trust Account	(61)		-	-
Total other (expenses) income	(1,886)		(245)	249

Income before income tax	1,609		26,594	30,918
Income tax (expense) benefit	-		(191)	(1,673)
Net income	1,609		26,403	29,245
Less: net gain (loss) attributable to non-controlling interests	-		80	(31)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	-		$26,323	$29,276

Other comprehensive (loss) income	-
Unrealized foreign currency translation (loss) gain	-		(974)	6,495
Comprehensive income			25,429	35,740
Less: comprehensive gain (loss) attributable to non-controlling interests	-		74	(4)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	-		$25,355	$35,744

Earnings per ordinary share
Basic	$(0.04)		$0.64	$0.54

Weighted average shares used in calculating earnings per ordinary share	6,592,952		41,204,025	53,844,237
Basic

Earnings per ordinary share
Dilutive	$(0.04	)(2)	$0.57	$0.50

Weighted average shares used in calculating earnings per ordinary share	6,592,952	(3)	46,484,025	59,126,237
Dilutive

(1)	Derived from historical financial data prior to the Business Combination.
(2)	Adjusted net loss per ordinary share – basic and diluted excludes income attributable to ordinary shares subject to possible redemption of $1,852,344 for the period from February 5, 2018 (inception) through December 31, 2018.
(3)	Excludes an aggregate of up to 24,553,676 shares subject to possible redemption at December 31, 2018.

Selected Balance Sheet Information:

	December 31,
	2018(1)	2019	2020
	(in thousands of U.S. dollars)

Assets
Current assets:
Cash and cash equivalents	$407	$6,919	$17,731
Short-term investment	-	-	1,732
Accounts receivable, net	-	51,061	81,110
Prepayment and other assets	120	2,499	2,544
Total current assets	527	60,479	103,117
Property and equipment, net	-	331	251
Intangible assets, net	-	14,683	15,632
Deferred tax assets	-	533	760
Unamortized produced content, net	-	1,657	1,300
Right-of-use assets	-	2,027	1,689
Prepayments and other assets, net	-	-	20,647
Marketable securities held in Trust Account	251,886	-	-
Total non-current assets	251,886	19,231	40,279
TOTAL ASSETS	$252,413	$79,710	$143,396

Liabilities and Equity
Current liabilities:
Short-term bank loans	$-	$718	$5,160
Accounts payable	24	4,546	7,887
Advances from customers	-	610	609
Accrued liabilities and other payables	-	6,134	11,291
Other taxes payable	-	1,890	7,894
Operating lease liabilities -current	-	313	385
Due to related parties	-	1,525	730
Convertible promissory note - related party	-	-	1,400
Total current liabilities	24	15,736	35,356
Long-term bank loan	-	-	1,374
Operating lease liabilities - non-current	-	1,718	1,386
Total non-current liabilities	-	1,718	2,760
TOTAL LIABILITIES	$24	$17,454	$38,116

Ordinary shares subject to possible redemption, 24,553,676 shares at redemption value of $10.08 per share at December 31, 2018	247,389	-	-

TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	5,000	79,710	143,396

(1)	Derived from historical financial data prior to the Business Combination.

Selected Key Metrics

In addition to other financial measures presented in accordance with U.S. generally accepted accounting principles (GAAP), we monitor the following key metrics to manage our business:

CHEERS App Downloads

The table below sets forth the total number of downloads of the CHEERS App for the years ended December 31, 2019 and 2020, respectively:

	As of December 31,
	2019	2020
	(in Millions)
CHEERS App Downloads	85	169

Daily Active Users (DAUs)

The table below sets forth the DAUs on our CHEES APP for the years ended December 31, 2019 and 2020, respectively:

	The years ended December 31,
	2019	2020
	(in Millions)
DAUs	1.91	5.37

Gross Merchandise Value (GMV)

The table below sets forth the total GMV for the years ended December 31, 2019 and 2020, respectively:

	The years ended December 31,
	2019	2020
	(in Millions of U.S. Dollars)
GMV	$19.36	$132

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

You should consider carefully all of the following risk factors and all the other information contained in this report, including the financial statements. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to us and our business.

Risks Relating to Our Business and Industry

There are many risks and uncertainties that may affect our operations, performance, development and results. Many of these risks are beyond our control. The following is a description of the important risk factors that may affect our business. If any of these risks were to actually occur, our business, financial condition or results of operations could be materially adversely affected. Additional risks and uncertainties not currently known to us or that we currently consider to be immaterial may also materially adversely affect our business, financial condition or results of operations.

If we fail to anticipate user preferences and provide high-quality content, especially popular original content, in a cost-effective manner, we may not be able to attract and retain users to remain competitive.

Our success depends on our ability to maintain and grow users and user time spent on the CHEERS App. To attract and retain users and compete against our competitors, we must continue to offer high-quality content, especially popular original content that provides our users with a superior online entertainment experience. To this end, we must continue to produce new original content and source new talent and producers in a cost effective manner. Given that we operate in a rapidly evolving industry, we must anticipate user preferences and industry trends and respond to such trends in a timely and effective manner. If we fail to fulfill the needs and preferences of our users in order to deliver a superior user experience or control our costs in doing so, we may suffer from reduced user traffic, and our business, financial condition and results of operations may be materially and adversely affected.

We currently rely on our in-house team of employees to generate creative ideas for original content and to supervise the original content origination and production process and intend to continue to invest our human and capital resources in such content production. We face fierce competition for qualified personnel in a limited pool of high-quality creative talent. If we are not able to compete effectively for highly qualified personnel or attract and retain top talent at reasonable costs, our original content production capabilities would be materially and adversely impacted. If we are unable to offer popular original content that addresses our users’ tastes and preferences in a cost effective manner, we may suffer a reduction in user traffic and our business, financial condition and results of operations may be materially and adversely affected.

We operate in a capital intensive industry and require a significant amount of cash to fund our operations and to produce or acquire high quality video content. If we fail to obtain sufficient capital to fund our operations, our business, financial condition and future prospects may be materially and adversely affected.

The operation of an internet video streaming content provider and producer of television shows requires significant and continuous investment in content production or acquisition and video production technology. Producing high-quality original content is costly and time-consuming and typically requires a long period of time in order to realize a return on investment, if at all. If we cannot obtain adequate capital to meet our capital needs, we may not be able to fully execute our strategic plans for growth and our business, financial condition and prospects may be materially and adversely affected.

If our efforts to retain users and attract new users for our mobile and on-line video content and e-commerce products are not successful, our business, financial condition and results of operations will be materially and adversely affected.

In addition to our content production for television shows, we have experienced significant user growth for our mobile and on-line video and e-commerce products over the past several years. Our ability to continue to retain users and attract new users will depend in part on our ability to consistently provide our users with compelling content choices, as well as a quality experience for selecting and viewing video content. If we introduce new features or service offerings, or change the mix of existing features and services offerings, in a manner that is not favorably received by our users, we may not be able to attract and retain users and our business, financial condition and results of operations would be materially and adversely affected.

If we fail to retain existing or attract new advertising customers to advertise within our mobile and online video content or on our e-commerce platform, maintain and increase our wallet share of advertising budget, or if we are unable to collect accounts receivable in a timely manner, our business, financial condition and results of operations may be materially and adversely affected.

We generate a substantial part of our revenues from advertising placed within our mobile and online video content and on our e-commerce platform. Our advertising customers are not under long term contracts, we may not be able to retain our advertising customers in the future, attract new advertising customers continuously or be able to retain our advertising customers at all. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better online advertising services to suit the advertising customers’ goals, we may lose some or all of our advertising customers. In addition, third parties may develop and use certain technologies to block the display of online advertisements, and should this occur our members will be able to skip the viewing of our advertising customers’ advertisements, which may in turn cause us to lose advertising customers. If our advertising customers determine that their expenditures on internet video streaming platforms or our video content does not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines or other internet channels such as e-commerce and social media platforms, and reduce or discontinue business with us. Since most of our advertising customers are not bound by long-term contracts, they may easily reduce or discontinue advertising arrangements without incurring material liabilities. Failure to retain existing advertising customers or attract new advertising customers to advertise within the video content produced by us or on our e-commerce platform may materially and adversely affect our business, financial conditions and results of operations.

Our brand advertising customers typically enter into advertising agreements through various third-party advertising agencies. In China’s advertising industry, advertising agencies typically have good relationships and maintain longer periods of cooperation with the brand advertising customers they represent. In addition to entering into advertising contracts directly with advertising customers, we also enter into advertising contracts with third-party advertising agencies, which represent advertising customers, even if we have direct contact with such advertisers. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable. We make a credit assessment of our advertising customers and advertising agencies to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we may not be able to accurately assess the creditworthiness of each advertising customer or advertising agency, and any inability of advertising customers or advertising agencies to pay us for our services in a timely manner would negatively affect our liquidity and cash flows and may materially and adversely affect our business, financial condition and results of operations.

We operate in a highly competitive market and we may not be able to compete effectively.

We face significant competition in China in various sub-markets we operate, primarily from Alibaba (Nasdaq: BABA), Pin Duoduo (Nasdaq:PDD), Douyu (Nasdaq: DOYU), Qu Toutiao (Nasdaq: QTT), Mango Media (SZ.300413), and TVZone Media (SH.603721). We compete for users, usage time, advertising customers, and shoppers. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users, usage time and advertising customers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities, and making investments in and acquisitions of our business partners. If any of our competitors achieves greater market acceptance than we do or are able to offer more attractive internet video content, our user traffic and our market share may decrease, which may result in a loss of advertising customers, shoppers, and users, as well as have a material and adverse effect on our business, financial condition and results of operations. We also face competition for users and user time from major television stations, which are increasing their internet video offerings. We also face competition from users and user time from other internet media and entertainment services, such as internet and social media platforms that offer content in emerging and innovative media formats.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. Our well-recognized brand is critical to increasing our user base and, in turn, expanding our shoppers for our e-commerce platform and attractiveness to advertising customers and content providers. Since the internet video industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to become and remain a market leader in China, which may be difficult and expensive to accomplish. To the extent our original content is perceived as low quality or otherwise not appealing to users, our ability to maintain and enhance our brand may be adversely impacted which in turn may result in a loss of users for our mobile and online video and e-commerce platform.

Increases in professionally-produced content, or PPC, by others may have a material and adverse effect on our business, financial condition and results of operations.

We depend on the quality of our PPC for the success of our business model. The amount of PPC, especially TV series and movies, has recently increased significantly in China and may continue to increase in the future. Due to relatively robust online advertising budgets, internet video streaming platforms are generating more revenues and are competing aggressively to produce and license more PPC in general. As the demand for quality PPC grows, the number of PPC producers will likely grow, resulting in an increase in competition for our users and usage time, which in turn may result in a loss of advertising customers, users, and shoppers on our e-commerce platform. Any significant loss in advertising customers, users, or shoppers on our e-commerce platform would have a material and adverse effect on our business, financial condition and results of operations.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and any loss of senior management or key employees may materially and adversely affect our business, financial condition and results of operations.

Our success depends on the continued and collaborative efforts of our senior management, especially our executive officers, including our founder, Mr. Bing Zhang. If one or more of our executives or other key personnel are unable or unwilling to continue to provide their services, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing business, we may lose crucial business secrets, technological know-how, advertisers and other valuable resources. Each of our executive officers and key employees has entered into an employment agreement, which contains non-compete provisions. However, we cannot assure you that they will abide by the employment agreements or that our efforts to enforce these agreements will be effective enough to protect our interests.

Our limited operating history makes it difficult to evaluate our business and prospects.

We expect to continue to grow our user and customer bases and explore new market opportunities. However, due to our limited operating history since 2016, our historical growth rate may not be indicative of our future performance. We cannot assure you that our growth rate will be the same as in the past. In addition, we may in the future introduce new services or significantly expand our existing services, including those that currently are of relatively small scale or with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users and customers, our business and operating results may suffer as a result. We cannot assure you that we will be able to recoup our investments in introducing these new services or enhancing existing smaller business lines, and we may experience significant loss and impairment of asset value due to such efforts. Furthermore, as a technology-based entertainment company, we frequently introduce innovative products and services to our users and advertising customers in order to capture new market opportunities. However, we cannot assure you that our products and services will be well received by our users and advertising customers. If our existing or new products and services are not well received by our users and customers, we may suffer damages to our brand image and may not be able to maintain or expand our user and customer base, which in turn may have a material and adverse effect on our business, financial condition and results of operations. You should consider our prospects in light of the risks and uncertainties fast-growing companies with limited operating histories in a fast evolving industry.

We may not be able to manage our growth effectively.

We have experienced rapid growth since we launched our services in 2016. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures, compliance and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with distributors, advertising customers, and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we are unable to offer branded products at attractive prices to meet customer needs and preferences on our e-commerce platform, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected.

Our future growth on our e-commerce platform partially depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences have historically affected, and will continue to affect, the online retail industry. Consequently, we must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers.

As we implement our strategy to offer a personalized web-interface focusing on deep curation and targeted offerings desired by our customers, we expect to face additional challenges in the selection of products and services. We are focused on offering only authentic products on our e-commerce platform, as perception by our customers or prospective customers that any of our products are not authentic, or are lacking in quality, could cause our reputation to suffer. This is particularly important for cosmetics products, which we expect to account for an increasing proportion of our revenues. While our representatives generally check the products that are offered for sale on our e-commerce platform to confirm their authenticity and quality, there can be no assurance that our suppliers have provided us with authentic products or that all products that we sell are of the quality expected by consumers. If our customers cannot find desired products within our product portfolio at attractive prices, or if our reputation for selling authentic, high-quality products suffers, our customers may lose interest in our e-Mall and thus may visit our e-commerce platform less frequently or even stop visiting it altogether, which in turn, may materially and adversely affect our business, financial condition and results of operations.

User behavior on mobile devices is rapidly evolving, and if we fail to successfully adapt to these changes, our competitiveness and market position may suffer.

Buyers, sellers and other participants are increasingly using mobile devices in China for a wide range of purposes, including for e-commerce. While a significant and growing portion of participants access our e-commerce platform through mobile devices, this area is developing rapidly and we may not be able to continue to increase the level of mobile access to, or transactions on, our e-commerce platform by users of mobile devices. The variety of technical and other configurations across different mobile devices and platforms increases the challenges associated with this environment. our ability to successfully expand the use of mobile devices to access our e-commerce platform is affected by the following factors:

●	our ability to continue to provide compelling video content on our e-commerce platform and tools in a multiple mobile device environment;

●	our ability to successfully deploy apps on popular mobile operating systems; and

●	the attractiveness of alternative platforms.

If we are unable to attract significant numbers of new mobile buyers and increase levels of mobile engagement, our ability to maintain or grow our business would be materially and adversely affected.

Our business prospects and financial results may be impacted by our relationship with third-party platforms.

In addition to our own e-commerce platform, we also distribute video content through third-party platforms. However, there can be no assurance that our arrangements with those platforms will be extended or renewed after their respective expiration or that we will be able to extend or renew such arrangements on terms and conditions favorable to us. In addition, if any such third-party platforms breach their obligations under any of the agreements entered into with us or refuses to extend or renew such agreements when their term expires, and we cannot find a suitable replacement on a timely basis, or at all, we may suffer significant losses to our user base and revenue streams, or lose the opportunity to expand our business through such platforms. Disputes may arise between us and third-party platforms with which we have used in the past that may adversely affect the relationship with such platforms which in turn may have a material and adverse effect on our business, financial condition and results of operations.

We face risks, such as unforeseen costs and potential liability in connection with content we produce, license and/or distribute through third-party platforms and our e-commerce platform.

As a producer, licensor and distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the content that we produce, license, provide and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials and features on our platform such as user reviews. We are responsible for the production costs and other expenses of our original content. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our business, financial condition and results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

Videos and other content produced by us or displayed on our e-commerce platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

We are subject to PRC regulations governing internet access and the distribution of videos and other forms of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. Furthermore, as an internet video streaming producer, we are not allowed to (i) produce or disseminate programs that distort, parody or vilify classic literary works; (ii) re-edit, re-dub or re-caption the subtitles of classic literary works, radio and television programs, and network-based original audio-video programs, (iii) intercept program segments and splice them into new programs; or (iv) disseminate edited pieces of works that distort the originals. Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned platforms and reputational harm. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could cause us to be held liable as an internet content provider.

To the extent that PRC regulatory authorities find any content produced by us or displayed on our e-commerce platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise.

We operate in a rapidly evolving industry. If we fail to keep up with the technological developments and users’ changing requirements, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The internet video streaming industry is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from the technological developments. As we make our services available across a variety of mobile operating systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of mobile operating systems and devices increases, which is typically seen in a dynamic and fragmented mobile services market such as China, we will likely incur additional costs and expenses associated with developing tools and software necessary for access to our e-commerce platform by these devices and systems. If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in a reduced user base. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not execute our business strategies successfully due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure to keep up with technological development may result in our products and services being less attractive, which, in turn, may materially and adversely affect our business, results of operations and prospects.

We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

We believe that trademarks, trade secrets, copyrights, and other intellectual property we use are critical to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Protection of intellectual property rights in China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and our reputation. Further, we may have difficulty addressing the threats to our business associated with piracy of our copyrighted content, particularly our original content. our content and streaming services may be potentially subject to unauthorized consumer copying and illegal digital dissemination without an economic return to us.

Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our e-commerce platform generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

Adopting new software and upgrading our online infrastructure requires significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Maintaining and improving our technology infrastructure require significant levels of investment. Adverse consequences could include unanticipated system disruptions, slower response times, impaired quality of buyers’ and sellers’ experiences and delays in reporting accurate operating and financial information. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

We are subject to payment processing risk.

Our e-commerce customers pay for their services using a variety of different online payment methods. We rely on third parties to process such payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenues, operating expenses and results of operations could be adversely impacted.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure in China.

Other than the production of television shows that are transmitted via satellite television in China, our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of China. In addition, the national networks in China are connected to the Internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the Internet outside of China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

Security breaches and attacks against our internal systems and network, and any potential resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed resources to develop security measures against unauthorized access to our systems and networks, our cybersecurity measures may not successfully detect or prevent all unauthorized attempts to access the data on our network or compromise and disable our systems. Unauthorized access to our network and systems may result in the misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from user dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We rely upon our partners to make our service available through Internet Protocol Television (IPTV).

In the IPTV video streaming market, only a small number of qualified license holders can provide internet audio and visual program services to the TV terminal users via IPTV, set-top boxes and other electronic products. Most of those license holders are radio or TV stations. Private companies that wish to operate such businesses need to cooperate with those license holders to legally provide relevant services. If we are not successful in maintaining existing or creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our streaming content to our members via these devices, our ability to grow our business may be adversely impacted.

Disruption or failure of our IT systems could impair our users’ online entertainment experience and adversely affect our reputation.

Our ability to provide users with a high-quality online entertainment experience on our e-commerce platform depends on the continuous and reliable operation of our IT systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to both users and advertisers.

If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our users’ experience may be negatively affected, which in turn, may have a material and adverse effect on our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions.

Undetected programming errors could adversely affect our user experience and market acceptance of our video content, which may materially and adversely affect our business, financial condition and results of operations.

Video content produced by us or displayed on our e-commerce platform may contain programming errors that may only become apparent after our release. We generally have been able to resolve such programming errors in a timely manner. However, we cannot assure you that we will be able to detect and resolve all of these programming errors effectively. Undetected audio or video programming errors or defects may adversely affect user experience which in turn may have a material and adverse effect on our business, financial condition and results of operation.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China and indirectly by trade disputes between the United States and China that may contribute to uncertainties in economic outlook.

The success of our business depends on consumers spending from e-commerce, advertising fees, production costs and copyright payments from third parties which may be affected by consumer confidence and uncertainties in the outlook for economic growth within China. We derive substantially all of our revenue from China. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online and mobile commerce and advertising of brands. The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising and lowering interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten or loosen credit and liquidity. In the past, these measures have contributed to a slowdown of the PRC economy and although recently the PRC has taken steps to reduce interest rates and adjust deposit reserve ratios to increase the availability of credit in response to a weakening economy caused, in part, by the continuing trade dispute with the United States, no assurances can be given that the PRC’s efforts will result in more certainty in domestic economic outlook or an increase in consumer confidence. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to produce video content or provide products and services on our e-commerce platform.

Our business operations could be disrupted if any of our employees are suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since we could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, financial condition or results of operations could be materially and adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Our semi-annual operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our semi-annual operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. Our operating results tend to be seasonal. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, online user numbers tend to be lower during school holidays and certain parts of the school year, and advertising revenues tend to be lower during the Chinese New Year season, which may negatively affect our cash flow for those periods.

We require highly qualified personnel to generate high quality video content and if we are unable to hire or retain qualified personnel, we may not be able to grow effectively and our business, financial condition, and results of operation may be materially and adversely affected.

We currently rely on our in-house team of employees to generate creative ideas for original content and to supervise the original content origination and production process and intends to continue to invest our human and capital resources in such content production. We face fierce competition for qualified personnel in a limited pool of high-quality creative talent. If we are not able to compete effectively for highly qualified personnel or attract and retain top talent at reasonable costs, our original content production capabilities would be materially and adversely impacted. If we are unable to offer popular original content that addresses our user’s tastes and preferences in a cost effective manner, we may suffer a reduction in user traffic and our business, financial condition and results of operations may be materially and adversely affected.

Our future success also depends upon our ability to attract and retain highly qualified management personnel. Expansion of our business and our management will require additional managers and employees with industry experience, and our success will be highly dependent on our ability to attract and retain skilled management personnel and other employees. We may not be able to attract or retain highly qualified personnel. Competition for skilled management personnel is significant in China. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees.

Our controlling shareholder will have substantial influence over us.

As of March 1, 2021, Happy Starlight Limited, which is controlled by Mr. Bing Zhang, our chairman, beneficially owns 17,066,863 of our ordinary shares, or 27.54%. In addition, Mr. Zhang also directly owns 760,000 of our ordinary shares, or 1.22%; therefore, Mr. Zhang may be deemed to beneficially own 17,826,863 of our ordinary shares, or 28.76%. As such, Mr. Zhang will have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of our company.

We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors’ sole source of gain will depend on capital appreciation, if any.

We do not plan to declare or pay any cash dividends on our shares of ordinary shares in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income. Capital appreciation, if any, of our shares may be our investors’ sole source of gain for the foreseeable future.

Glory Star Group’s bank accounts are in China and are not insured or protected against loss.

Glory Star Group maintains its cash primarily with major banks in China which is primarily owned by the Chinese government. Glory Star Group’s cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we could lose the cash on deposit with that particular bank or trust company or have our account frozen.

Our failure to protect our intellectual property rights could have a negative impact on our business.

We believe our brand, trade names, trademarks and other intellectual property are critical to our success. The success of our business depends substantially upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trade names or trademarks could diminish the value of our brand and our market acceptance, competitive advantages or goodwill. In addition, our proprietary information, which has not been patented or otherwise registered as our property, is a component of our competitive advantage and our growth strategy.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. In addition, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. To our knowledge, the relevant authorities in China historically have not protected intellectual property rights to the same extent as the United States. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. Further, unauthorized use of our brands, trade names or trademarks could cause brand confusion among advertisers and harm our reputation as a provider of high quality and comprehensive advertising services. If our brand recognition decreases, we may lose advertisers and fail in our expansion strategies, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

We may be named as a defendant in litigation, or may be joined as a defendant in litigation brought against our customers by third parties, our customers’ competitors, governmental or regulatory authorities or consumers, which could result in judgments against us and materially disrupt our business. These actions could involve claims alleging, among other things, that:

●	advertising claims made with respect to our customers’ products or services are false, deceptive or misleading;

●	our customers’ products are defective or injurious and may be harmful to others; or

●	marketing, communicating or advertising materials created for our customers infringe on the proprietary rights of third parties.

The damages, costs, expenses and attorneys’ fees arising from any of these claims could have a material and adverse effect on our business, financial condition, results of operations, and prospects to the extent that we are not adequately indemnified by our customers. In any case, our reputation may be negatively affected by these allegations.

We rely on computer software and hardware systems in our operations, the failure of which could adversely affect our business, financial condition, and results of operations.

We are dependent upon our computer software and hardware systems in designing our advertisements and keeping important operational and market information. In addition, we rely on our computer hardware for the storage, delivery and transmission of data. Any system failure that causes interruptions to the input, retrieval and transmission of data or increase in service time could disrupt our normal operations. Although we have a disaster recovery plan that is designed to address the failures of our computer software and hardware systems, we may not be able to effectively carry out this disaster recovery plan or restore our operations within a sufficiently short time frame to avoid business disruptions. Any failure in our computer software or hardware systems could decrease our revenues and harm our relationships with advertisers, television channels and other media companies, which in turn could have a material adverse effect on our business, results of operations and financial condition.

We do not maintain business liability or disruption, litigation or property insurance and any business liability or disruption, litigation or property damage we experience may result in substantial costs to us and the diversion of our resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business disruption, business liability or similar business insurance products. We have determined that the risks of disruption or liability from our business, the potential loss or damage to our property, including our facilities, equipment and office furniture, the cost of obtaining insurance coverage for these risks and the difficulties associated with obtaining such insurance on commercially reasonable terms, make it impractical for us to have obtained such insurance on terms and conditions that are commercially reasonable. As a result, we did not purchase any business liability, disruption, litigation or property insurance coverage for our operations in China. Any occurrence of an uninsured loss or damage to our property or litigation or business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our operating results.

Risks Related to our Corporate Structure

The PRC government may determine that the VIE Contracts are not in compliance with applicable PRC laws, rules and regulations.

To comply with applicable PRC laws, rules and regulations, we conduct our operations in the PRC through the VIE Contracts, a series of contractual arrangements entered into among (i) WFOE, (ii) Glory Star and certain shareholders of Glory Star, (iii) Xing Cui Can and our shareholders, and (iv) Horgos and our shareholder, which consist of a business cooperation agreement, exclusive option agreement, proxy agreement and power of attorney, and share pledge agreement. As a result of these VIE Contracts, Glory Star manages and operates our value-added telecommunication services and certain other business through the WFOE, Xing Cui Can and Horgos pursuant to the rights it holds under the VIE Contracts. A majority of the economic benefit and almost all of the risks arising from the operations of Xing Cui Can and Horgos are ultimately enjoyed and undertaken by Glory Star under these agreements.

There are risks involved with the operation of our business in reliance on the VIE Contracts, including the risk that the VIE Contracts may be determined by PRC regulators or courts to be unenforceable. Although we believe that we are in compliance with current PRC regulations in the execution and implementation of the VIE Contracts, we cannot assure you the PRC government would agree that the VIE Contracts fully comply with existing PRC policies or with policies that may be adopted in the future. PRC laws and regulations governing the validity of these VIE Contracts are uncertain. If the VIE Contracts were for any reason determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

●	imposing economic penalties;

●	discounting or restricting the operations of Horgos and Xing Cui Can;

●	imposing conditions or requirements in respect of the VIE Contracts with which Horgos, Xing Cui Can or WFOE may not be able to comply;

●	requiring us to restructure the relevant ownership structure or operations;

●	taking other regulatory or enforcement actions that could adversely affect our business; and

●	revoking the business licenses and/or the licenses or certificates of Horgos, Xing Cui Can or WFOE, and/or voiding the VIE Contracts.

Any of these actions would adversely affect our ability to manage, operate and gain the financial benefits of Horgos and Xing Cui Can, which would have a material adverse impact on our business, financial condition and results of operations.

Our ability to manage and operate Horgos and Xing Cui Can under the VIE Contracts may not be as effective as direct ownership.

We conduct our advertising operation, e-commerce and certain other business in the PRC and generate virtually all of our revenues for our business through the VIE Contracts. Our plans for future growth are based substantially on growing the operations of Horgos and Xing Cui Can. However, the VIE Contracts may not be as effective in providing us with control over Horgos and Xing Cui Can as direct ownership. Under the current VIE Contracts, if Horgos, Xing Cui Can or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, which it cannot be sure would be effective. Therefore, if we are unable to effectively control Horgos and Xing Cui Can, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

As the VIE Contracts are governed by PRC law, we would be required to rely on PRC law to enforce our rights and remedies under them; PRC law may not provide us with the same rights and remedies as are available in contractual disputes governed by the law of other jurisdictions.

The VIE Contracts are governed by PRC law and provide for the resolution of disputes through arbitral proceedings. If Horgos, Xing Cui Can or their shareholders fail to perform their obligations under the VIE Contracts, we would be required to resort to legal remedies available under PRC law, including seeking specific performance or injunctive relief, or claiming damages. We cannot be sure that such remedies would provide us with effective means of causing Horgos or Xing Cui Can to meet their obligations, or recovering any losses or damages as a result of non-performance. Further, the legal environment in the PRC is not as developed as in some other jurisdictions. Uncertainties in the application of various laws, rules, regulations or policies in the PRC legal system could limit our liability to enforce the VIE Contracts and protect our interests.

The payment arrangement under the VIE Contracts may be challenged by the PRC tax authorities.

We generate our revenues through the payments we receive pursuant to the VIE Contracts. We could face adverse tax consequences if the PRC tax authorities determine that the VIE Contracts were not entered into based on arm’s length negotiations. For example, PRC tax authorities may adjust our income and expenses for PRC tax purposes, which could result in our being subject to higher tax liability, or cause other adverse financial consequences. According to the PRC Tax Administration and Collection Law, (中华人民共和国税收征收管理法), and Implementation Regulations for the Law of the PRC Tax Administration and Collection Law 《中华人民共和国税收征收管理法实施细则(2016修订), in the case of a transfer pricing related adjustment, the statute of limitation is three years normally and ten years in special instances.

We rely on the approval certificates and business license held by us for our advertising operation, e-commerce and certain other business and any deterioration of the relationship between Horgos and Xing Cui Can could materially and adversely affect our business operations.

We operate our advertising operation, e-commerce and certain other business in the PRC on the basis of the approval certificates, business license and other requisite licenses held by us. There is no assurance that we will be able to renew our licenses or certificates when their terms expire with substantially similar terms as the ones it currently holds.

Further, our relationship with Horgos and Xing Cui Can is governed by the VIE Contracts, which is intended to provide us with effective control over the business operations of Horgos and Xing Cui Can. However, the VIE Contracts may not be effective in providing control over the application for and maintenance of the licenses required for our business operations. If we violate the VIE Contracts, go bankrupt, suffer from difficulties in our business or otherwise become unable to perform our obligations under the VIE Contracts and, as a result, our operations, reputations and business could be severely harmed.

If the WFOE exercises the purchase option it holds over the share capital of Horgos or Xing Cui Can pursuant to the Exclusive Option Agreement, the payment of the purchase price could materially and adversely affect our financial position.

Under the Exclusive Option Agreement, the WFOE has the option to purchase up to 100% of the equity interest in Horgos and Xing Cui Can at a price equivalent to the lowest price then permitted under PRC law, provided that the acquisition will not violate any PRC laws or regulations in effect. As Horgos and Xing Cui Can are already our contractually controlled affiliates, the WFOE’s exercising of the options would not bring immediate benefit to it, and payment of the purchase price could adversely affect our financial position.

Risks Relating to Doing Business in China

We face risks related to the Coronavirus and health epidemics and other outbreaks, which could significantly disrupt our operations.

The spread of a novel strain of coronavirus (COVID-19) around the world in the first quarter of 2020, which was declared a pandemic by the World Health Organization in March 2020, has caused significant volatility in China and international markets. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included, among others, extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had contracted COVID-19, asking residents to remain at home and to avoid gathering in public. Currently, there is no widely available vaccine or generally recognized anti-viral treatment for COVID-19. While such restrictive measures have been gradually lifted, relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Re-imposition of restrictive measures could adversely affect our operations.

The COVID-19 outbreak has caused business slow-down for us in the first quarter of 2020, resulting in decrease of revenue and it may also impede our ability to file our reports with the SEC in a timely manner. The extent to which the COVID-19 pandemic may further impact our business and financial performance will depend on future developments, which are highly uncertain and largely beyond our control. Even if the economic impact of COVID-19 gradually recedes, the pandemic will have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate.

We are subject to PRC laws or regulations that govern our industry.

We are subject to administrative regulatory authorities and applicable laws in the PRC to operate our business. In order to operate our business we are required to obtain licenses and permits by various governmental agencies. We will not be able to operate some of our businesses if we lose our licenses and permits, which will adversely affect our business.

We are subject to risks relating to the nature of China’s advertising industry, including frequent and sudden changes in advertising proposals.

The nature of the advertising business in China is such that sudden changes in advertising proposals and actual advertisements are frequent. In China, television stations, as the advertising publisher, remain responsible for the content of advertisements, and as a result, television stations may reject or recommend changes to the content of advertisements. We strive to minimize problems related to work for clients by encouraging the conclusion of basic written agreements, but we are exposed to the risk of unforeseen incidents or disputes with advertising clients. In addition, similar to other companies in our industry in the PRC where relationships between advertising clients within a particular industry and advertising companies are not typically exclusive, we are currently acting for multiple clients within a single industry in a number of industries. If this practice in China is to change in favor of exclusive relationships and if our efforts to respond to this change are ineffective, our business, results of operations and financial condition could be materially and adversely affected.

China regulates media content extensively and it may be subject to government actions based on the advertising content it designs for advertising clients or services it provides to them.

PRC advertising laws and regulations require advertisers, advertising operators and advertising publishers, including our businesses, to ensure that the advertisements shall not contain any false or misleading content and their advertising activities shall be in full compliance with applicable laws, rules and regulations. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke our business license. In addition, such non-compliance can constitute a violation of criminal law and criminal proceedings could be brought against us as a result.

Our business includes assisting advertising clients in designing and producing advertisements, as well as executing their advertising campaigns. We act as agent for our clients in dealing with television channels, or other media on whose platform our clients want to display their advertisements. Under our agreements with television channels or other media, we are typically responsible for the compliance with applicable laws, rules and regulations with respect to advertising content that it provide to the media. In addition, some of our advertising clients provide completed advertisements for us to display on the television channels. Although these advertisements are subject to internal review and verification, their content may not fully comply with applicable laws, rules and regulations. Further, for advertising content related to special types of products and services, such as pharmaceuticals and medical procedures, pesticides and health products, we are required to confirm that our clients have obtained requisite government approvals. We endeavor to comply with such requirements, including by requesting relevant documents from the advertising clients and employing qualified advertising inspectors who are trained to review advertising content for compliance with applicable PRC laws, rules and regulations. However, we cannot assure you that violations or alleged violations of the content requirements will not occur with respect to our operations. If the relevant PRC governmental agencies determine the content of the advertisements that we represent violated any applicable laws, rules or regulations, we could be subject to penalties, which may harm our reputation and may divert significant amounts of our management’s time and other resources. It may be difficult and expensive to defend against such proceedings. Although our agreements with our clients normally require them to warrant the fairness, accuracy and compliance with relevant laws and regulations of their advertising content and agree to indemnify us for violations of these warranties, these contractual remedies may not cover all of our losses resulting from governmental penalties. Violations or alleged violations of the content requirements could also harm our reputation and impair our ability to conduct and expand our business.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is a civil law system based on written statutes. Unlike ordinary law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. WFOE, our PRC operating subsidiary, is a wholly foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises. WFOE is a privately owned company and is subject to various PRC laws and regulations that are generally applicable to companies in the PRC. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy in the PRC legal system than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts that we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

Delays in issuing invoices due to China taxing authorities may materially and adversely affect our cash flow.

Companies operating in China may be required to obtain VAT invoices in advance from the Chinese tax authorities in order to collect the dues from our customers according to their contractual arrangement. To accomplish this, companies submit invoices to the Chinese tax authorities and await for the VAT invoices to be issued. Upon receipt, it sends the VAT invoices to the customers for payment. From time to time, the Chinese tax authority may delay issuing the VAT invoices because the amount of the company’s invoices exceeded the quotas previously granted for the VAT invoices for that period of time. Such quotas are set by the Chinese tax authorities based on the amount of invoices issued by the company over a period of time pursuant to the company’s past business operation, which quotas are adjusted periodically. As such, for fast growing companies like ours, our invoices may periodically exceed the current quota granted which results in a delay in obtaining VAT invoices impacting our ability to timely invoice and collect our accounts receivable from our clients. To address this challenge, we have taken an active role in reaching out to the Chinese tax authorities to explain the company’s fast growth which is outpacing the quota needed to timely obtain VAT invoices. In addition, we are working closely with our clients to receive payments before VAT invoices are issued. However, if we are unable to timely increase our quota resulting in delays in issuing VAT invoices or our clients are unable or unwilling to make payments before receipt of VAT invoices, it may suffer delays in collecting our accounts receivable and hence affect our cash flow.

Competition in our industry is growing and could cause us to lose market share and revenues in the future.

We may face growing competition in our industry and we believe that the market is becoming more competitive as this industry matures and begins to consolidate. Some of our competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than us. As a result, we could lose market share and our revenues could decline, thereby affecting our earnings and potential for growth.

Our business depends on the continuing efforts of our management. If it loses their services, our business may be severely disrupted.

Our business operations depend on the continuing efforts of our management, particularly the executive officers named in this document. If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We may not be able to successfully enforce any contractual rights we have with our management team, in particular in China, where all of these individuals reside and where our business is operated through a series of subsidiaries and the VIE Contracts. As a result, our business may be negatively affected due to the loss of one or more members of our management.

Our business may be materially adversely impacted by the global financial crisis and economic downturn.

We operate our business in the PRC. Any future global financial crisis and economic downturn may materially adversely impact our business, financial condition, results of operations and prospects in a number of ways, including:

●	we may face severe challenges, loss of customers and other operation risks during the global financial crisis and economic downturn; and

●	financing and other sources of liquidity may not be available on reasonable terms or at all.

These risks may be exacerbated in the event of a prolonged economic downturn or financial crisis.

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 2.3% in 2020. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S. and retaliatory tariffs imposed by China and concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Any adverse changes in political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

The Company is a holding company and all of our operations are entirely conducted in the PRC. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. The PRC government exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy, which could materially adversely affect our business.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization. However, the government of the PRC may not continue to pursue these policies, or may significantly alter these policies from time to time without notice.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the laws and regulations applicable to foreign investments in China. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot clearly foresee the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

The Second Session of the Thirteen National People’s Congress of the People’s Republic of China voted to adopt the Foreign Investment Law of the People’s Republic of China (“the Foreign Investment Law”) on March 15, 2019, which came into effect on January 1, 2020. The current three major foreign investment laws (the Sino-Foreign Equity Joint Venture Law, Sino-Foreign Cooperative Joint Venture Law and Wholly Foreign Owned Enterprise Law) were replaced by the Foreign Investment Law on January 1, 2020.

The Foreign Investment Law expressly stipulated that “the State protects foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China pursuant to the present Law;” “foreign investors may, according to the present Law, freely remit into or out of China, in Renminbi or any other foreign currency, their contributions, profits, capital gains, income from asset proposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China;” “Foreign investors shall not invest in any field with investment prohibited by the negative list for foreign investment access. Foreign investors shall meet the investment conditions stipulated under the negative list for any field with investment restricted by the negative list for foreign investment access;” “In formulating normative documents concerning foreign investment, the people’s governments at all levels and their departments concerned shall comply with laws and regulations, and if there are no laws or administrative regulations to serve as the basis, they shall not impair foreign-invested enterprises’ legitimate rights and interests or increase their obligations, set any market access and exit conditions, or intervene the normal production and operation activities of any foreign-invested enterprise.”

It is unclear how the Foreign Investment Law will be implemented in practice by the PRC government authorities. Comparing with the Draft Foreign Investment Law of the People’s Republic of China published in 2015, the Foreign Investment Law does not include the following expression of ‘control or acquire equities of an enterprise within the territory of China through contractual arrangements, including but not limited to contracts and trust agreements.’ Whether the offshore companies controlled by the PRC investors through variable interest entities structure will be deemed a foreign investment remains to be seen.

Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed our policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. On August 11, 2015, the PBOC led central parity quoting banks to further improve the formation mechanism of the RMB against the US dollar, indicating that the central parity quoting price shall be decided with reference to the closing price on the previous trading day. On December 11, 2015, the China Foreign Exchange Trade System launched the RMB exchange-rate index, which strengthened the reference to a currency basket to better maintain the stability of the RMB exchange rate against the currencies in the basket. As a result, the CNY/USD central parity formation mechanism of “closing rate + exchange-rate movements of a basket of currencies” was developed. In June 2016, the Foreign Exchange Self-Disciplinary Mechanism was established, allowing financial institutions to play a more important role in maintaining orderly operations in the foreign-exchange market and in an environment for fair competition. In February 2017, the Foreign Exchange Self-Disciplinary Mechanism adjusted the reference period for the central parity against the currency basket from 24 hours ahead of submitting the quotes to 15 hours between the closing on the previous trading day and the submission of the quotes, which avoided repeated references to the daily movements of the USD exchange rate in the central parity of the following day. In general, the RMB exchange-rate central parity formation mechanism has been improving, which has effectively improved the rule-based, transparent, and market-oriented nature of RMB exchange-rate policies and has played an active role in stabilizing exchange-rate expectations. The flexibility of the RMB exchange rate against the US dollar was further strengthened, exhibiting larger two-way fluctuations. We cannot predict how this new policy and mechanism will impact the RMB exchange rate.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in the RMB. Any significant fluctuations in the exchange rate between the RMB and the U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends, if any, it may pay on our ordinary shares in U.S. dollars. In addition, any fluctuations in the exchange rate between the RMB and the U.S. dollar could result in foreign currency conversion losses for financial reporting purposes.

It may be difficult to protect interests and exercise rights as a shareholder since we conduct all of our operations in China, and all of our officers and our Chairman reside outside of the United States.

The Company was incorporated in the Cayman Islands and it conducts all of our operations in China through Horgos, Xing Cui Can and their subsidiaries, our consolidated VIEs in China. In addition, all of our officers and our chairman reside outside of the United States and substantially all of the assets of those persons are located outside of the United States. As a result of all of the above, shareholders may have more difficulty in protecting their interests through actions against our management, or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the United States.

Future inflation in China may inhibit economic activity and adversely affect our operations.

The Chinese economy has experienced periods of rapid expansion in recent years, which can lead to high rates of inflation or deflation. This has caused the PRC government to, from time to time, enact various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the PRC government to once again impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China. Any action on the part of the PRC government that seeks to control credit and/or prices may materially adversely affect our business operations.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of shareholder loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, shall be limited to within the margin between the total investment and registered capital approved by the examination and approval authorities. Within the scope of the aforementioned margin, foreign-invested enterprises may voluntarily contract foreign debts. Where the margin is exceeded, the original examination and approval authorities shall re-conduct appraisal and determination of total investment. Such loan shall be registered with SAFE, or their local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be subject to record-filing via the Comprehensive Management System of MOFCOM. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital increase contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated a Notice on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments on November 19, 2012, or Circular 59 (《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》(汇发[2012]59号)), which became effective on December 17, 2012, and was further amended on May 4, 2015 and October 10, 2018, respectively, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE promulgated a Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19 (《国家外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》(汇发[2015]19号)), promulgated on March 30, 2015, and took effect from June 1, 2015, pursuant to which the foreign-invested enterprises shall be allowed to settle their foreign exchange capitals on a discretionary basis, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of their foreign exchange capitals shall be managed under the accounts for foreign exchange settlement pending payment, and a foreign-invested enterprise shall truthfully use their capital for their own operational purposes within the scope of business and it shall not, unless otherwise prescribed by laws and regulations, use the foregoing funds for investment in securities etc. Besides, SAFE further promulgated a Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16 (《国家外汇管理局关于改革和规范资本项目结汇管理政策的通知》(汇发〔2016〕16号)), on June 9, 2016, according to which a domestic institution shall use foreign exchange earnings under capital account within the company’s business scope and in a truthful manner for proprietary purposes and a bank shall not process foreign exchange settlement or payment formalities for a domestic institution that applies for the payment and settlement of all of their foreign exchange earnings under capital account in one lump-sum or the payment of all RMB funds in their Account for Foreign Exchange Settlement Pending Payment, if the domestic institution is unable to provide relevant materials in proof of transaction authenticity.

On October 23, 2019, the SAFE released the Circular on Further Promoting Cross-border Trade and Investment Facilitation (《国家外汇管理局关于进一步促进跨境贸易投资便利化的通知》(汇发〔2019〕28号)), or Circular 28, according to which a non-investment foreign-invested enterprise is permitted to make domestic equity investments with its capital funds provided that such investments do not violate the Negative List and the target investments are genuine and in compliance with laws. On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business (《关于优化外汇管理支持涉外业务发展的通知》(汇发〔2020〕8号)), or Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing, without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic, and conform to the prevailing administrative regulations on the use of income under capital accounts. Considering that Circular 28 and Circular 8 are often principle-oriented and subject to the detailed interpretations by the enforcement bodies to further apply and enforce such laws and regulations in practice, it is unclear how they will be implemented, and there can be high uncertainties with respect to its interpretation and implementation by government authorities and banks.

The disclosures about us in reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

Information about us in SEC filings and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure by us in SEC reports and other filings are not subject to the review by CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review information about us in SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of information about us in SEC reports, other filings or any of our other public pronouncements.

We did not seek approval of the CSRC for the Business Combination which may be required; the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009 (《关于外国投资者并购境内企业的规定(2009修订)》). The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle incorporated for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on their official website procedures regarding approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

Based on the advice of our PRC legal advisor at the time, we believe that no specific CSRC approval was required in the context of Business Combination because (i) the CSRC has not issued any definitive rules or interpretations concerning whether the Business Combination is subject to the CSRC approval procedures under the M&A Rules; (ii) WFOE was established by us as a wholly foreign-owned enterprise, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, (iii) no provision in the M&A Rules clearly classifies the contractual arrangements among Horgos and Xing Cui Can, our VIEs and their shareholders as a type of acquisition transaction subject to the M&A Rules, and (iv) the CSRC currently has not issued any definitive rule or interpretation concerning whether the Business Combination falls under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. In that case, the relevant regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

The M&A Rules set forth complex procedures for acquisitions conducted by foreign investors, which could make it more difficult to pursue growth through acquisitions.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any delay or inability to obtain applicable approvals to complete acquisitions could affect our ability to expand our business or maintain our market share. In addition, in the future, if any of our acquisitions were subject to the M&A Rules and were found not to be in compliance with the requirements of the M&A Rules, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

PRC regulations relating to offshore investment activities by PRC residents and PRC citizens may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees who are share option holders to personal liabilities, limit our subsidiary’s abilities to increase our registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that it make in the future. In accordance with the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37 (《国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》(汇发[2014]37号) ), any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division or other material event. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or their local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

There is uncertainty concerning under what circumstances residents of other countries and regions can be classified as a PRC resident. The PRC government authorities may interpret our beneficial owners’ status differently or their status may change in the future. Moreover, we may not be fully informed of the identities of our beneficial owners and we cannot assure you that all of our PRC resident beneficial owners will comply with SAFE regulations. The failure of our beneficial owners who are PRC residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Under the relevant foreign exchange regulations in the PRC, conversion of the Renminbi is permitted, without the need for SAFE approval, for “current account” transactions, which includes dividends, trade, and service-related foreign exchange transactions, subject to procedural requirements including presenting relevant documentary evidence of such transactions and conducting such transactions at designated foreign exchange banks within China who have the licenses to carry out foreign exchange business. Under our current structure, our source of funds primarily consists of dividend payments from our subsidiary in the PRC. We cannot assure you that we will be able to meet all of our foreign currency obligations or to remit profits out of China. If future changes in relevant regulations were to place restrictions on the ability of our subsidiaries to remit dividend payments, our liquidity and ability to satisfy our third-party payment obligations and our ability to distribute dividends could be materially adversely affected.

We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

The Company is a holding company, and it may rely on dividends from our wholly-owned subsidiaries and service, license and other fees paid to our wholly-owned subsidiary in China by Horgos and Xing Cui Can for our cash requirements, including any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries, Xing Cui Can and Horgos, are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital, and each of our subsidiaries is required to further set aside a portion of our after-tax profits to fund the employee welfare fund at the discretion of our board of directors. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries, Xing Cui Can and Horgos, incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of Horgos and Xing Cui Can to make payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our global income and withholding for any dividends it pay to our non-PRC shareholders.

Under the Enterprise Income Tax Law (“EIT Law”), enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which have substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation (《国家税务总局关于境外注册中资控股企业依据实际管理机构标准认定为居民企业有关问题的通知》) on April 22, 2009, provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of daily operations function mainly in the PRC; (2) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) major assets, accounting books, company seals, and minutes and files of board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. In addition, the State Administration of Taxation recently promulgated the Interim Provisions on Administration of Income Tax of Chinese-Controlled Resident Enterprise Registered Overseas (《境外注册中资控股居民企业所得税管理办法(试行 )》), effective from September 1, 2011, which clarified certain matters concerning the determination of resident status, administrative matters following this determination, and competent tax authorities. These interim provisions also specify that, when an enterprise that is both Chinese-controlled and incorporated outside of mainland China, receives PRC-sourced incomes such as dividends and interests, no PRC withholding tax is applicable if such enterprise has obtained a certificate evidencing its status as a PRC resident enterprise that is registered overseas and controlled by Chinese.

Most members of our management team are based in China and are expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that it will not be deemed to be a PRC resident enterprise under the EIT Law and our implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income that we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and our implementation rules generally provide that dividends received by a PRC resident enterprise from our directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. Accordingly, if we are deemed to be a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition, the EIT Law and implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law and, as a result, the value of your investment may be materially and adversely affected.

We may have exposure to greater than anticipated tax liabilities.

Under PRC laws and regulations, arrangements and transactions among business entities may be subject to audit or challenge by the PRC tax authorities. The tax laws applicable to our business activities are subject to interpretation. We could face material and adverse tax consequences if the PRC tax authorities determine that some of our business activities are not based on arm’s-length prices and adjust our taxable income accordingly. In addition, the PRC tax authorities may impose late payment fees and other penalties to us for under-paid taxes. Our consolidated net profits in the future may be materially and adversely affected if we are subject to greater than anticipated tax liabilities.

The PRC legal system has inherent uncertainties regarding the interpretation and enforcement of PRC laws and regulations which could limit the legal protections available to investors.

Substantially all of our operations are conducted in the PRC. The PRC legal system is a civil law system based on written statutes, and prior court decisions can only be cited as reference and have almost no precedential value. Since 1979, the PRC government has been developing a comprehensive system of laws, rules and regulations in relation to economic matters, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve some degree of uncertainty, which may lead to additional restrictions and uncertainty for our business and uncertainty with respect to the outcome of any legal action investors may take against us in the PRC. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. Any changes to such laws and regulations may materially increase our costs and regulatory exposure in complying with them.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, it may have to expend significant resources to investigate and resolve any related issues, which could materially adversely impact our business operations and reputation.

Certain U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has been centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of certain U.S.-listed Chinese companies has sharply decreased in value. Certain companies are now subject to shareholder lawsuit and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this scrutiny, criticism and negative publicity may have on our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, it will have to expend significant resources to investigate such allegations and/or defend. This situation will be costly and time consuming and distract our management from growing our business. Such allegations may materially adversely impact our business operations and reputation.

The risk of discontinuation of our Preferential Tax Treatments.

Currently, Horgos, Horgos Glary Wisdom Marketing Planning Co., Ltd., Horgos Glary Prosperity Culture Co., Ltd., are eligible to be exempted from income tax from 2017 to 2020, and will be eligible for certain tax rebates from local taxing authorities from 2021 to 2025. Glory Star (Horgos) Media Technology Co., Ltd. is eligible to be exempted from income tax from 2020 to 2024, and will be eligible for certain tax rebates from local taxing authorities from 2025 to 2029, If such preferential tax is no longer available to us, the income tax rate may increase up to 25%, which could have an adverse effect on financial condition and results of operations.

As a result of the Business Combination, we will face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, considerations include, inter alia, (i) whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; (ii) whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if income is mainly derived from China; and (iii) whether the offshore enterprise and subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature evidenced by their actual function and risk exposure. According to Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sales of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Accordingly, as a result of the Business Combination, if a holder of our ordinary shares purchases our ordinary shares in the open market and sells them in a private transaction, or purchases our ordinary shares in a private transaction and sells them in the open market, and fails to comply with the SAT Circular 7, the PRC tax authorities may take actions, including requesting us to provide assistance for their investigation or impose a penalty on us, which could have a negative impact on our business operations. In addition, since we may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures, the PRC tax authorities might impose taxes on capital gains or request that we submit certain additional documentation for their review in connection with any potential acquisitions, which may incur additional acquisition costs, or delay our acquisition timetable.

The PRC tax authorities have discretion under Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Circular 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

New legislation or changes in the PRC labor laws or regulations may affect our business operations.

Relevant PRC labor laws or regulations could be amended or updated from time to time, and new laws or regulations may be enacted. We may be required to change our business practices in order to comply with the new or revised labor laws and regulations or adapt to policy changes. There can be no assurance that we will be able to change our business practices in a timely or efficient manner pursuant to such new requirements. Any such failure may subject us to administrative fines or penalties or other adverse consequences which could materially and adversely affect our brand name, reputation, business, financial condition and results of operations.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi (RMB) into foreign currencies and, in certain cases, on the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, we will primarily rely on dividend payments from the WFOE to fund any cash and financing requirements that we may have, or for the possible payment of dividends. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of the WFOE may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of the WFOE and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, if any, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at their discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, the value of your investment may be affected.

The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to our shareholders and investors.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies that have listed their securities in the U.S. in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors toward such companies listed in the United States, which consequently may affect the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States and other jurisdictions.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new product and service offerings, investments, acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

●	changes in the performance or market valuation of our company or our competitors;

●	changes in financial estimates by securities analysts;

●	changes in the number of our users and customers;

●	fluctuations in our operating metrics;

●	failures on our part to realize monetization opportunities as expected;

●	additions or departures of our key management and personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	detrimental negative publicity about us, our competitors or our industry;

●	market conditions or regulatory developments affecting us or our industry; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and the price at which our ordinary shares will trade. In the past, shareholders of a public company often brought securities class action suits against the listed company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our industry. If research analysts do not establish and maintain adequate research coverage or if the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our industry, the market price for our ordinary shares might decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

While the Public Company Accounting Oversight Board (PCAOB) currently has access to inspect the auditor’s work papers and practices of Glory Star Group, new laws or restrictions imposed by the Chinese government may limit or restrict the PCAOB inspection which would deprive you of the benefit of such inspection.

Our independent registered public accounting firm, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess our compliance with the laws of the U.S. and the relevant professional standards. The PCAOB currently has access to inspect the working papers of our auditors, however, new laws or restrictions may be imposed in China that may place new restrictions on PCAOB access to auditor’s work papers for Chinese companies. If new restrictions by the Chinese government limits or restricts the ability of the PCAOB to conduct inspections of auditors who perform audits in China and/or for Chinese companies, it would make it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements if the PCAOB access to our auditors is limited or restricted.

Risks Relating to our Ordinary Shares

Future sales or other dilution of our equity could depress the market price of our ordinary shares.

On February 24, 2021, we completed a underwritten public offering of an aggregate of 3,810,976 ordinary shares of the Company, together with warrants to purchase 3,810,976 ordinary shares of the Company, at a public offering price of $3.28 per share and associated warrant (“Public Offering”). In addition, we granted the underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 571,646 ordinary shares and warrants to purchase up to 571,646 ordinary shares at the Public Offering price, less underwriting discounts and commissions. On March 25, 2021, and in connection with the Public Offering, the underwriters fully exercised and closed on their over-allotment option to purchase an additional 571,646 ordinary shares, together with warrants to purchase up to 571,646 ordinary shares, at the Public Offering price. Future sales of our ordinary shares, preferred shares, warrants, debt securities, units consisting of ordinary shares, preferred shares, warrants, or debt securities, or any combination of the foregoing securities in the public market, or the perception that such sales could occur, could negatively impact the price of our ordinary shares. We have a number of shareholders that own significant blocks of our ordinary shares. If one or more of these shareholders were to sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the prevailing market price of our ordinary shares could be negatively affected.

In addition, the issuance of additional shares of our ordinary shares, securities convertible into or exercisable for our ordinary shares, other equity-linked securities, including warrants or any combination of the securities pursuant to the shelf registration statement will dilute the ownership interest of our shareholders and could depress the market price of our ordinary shares and impair our ability to raise capital through the sale of additional equity securities.

We may need to seek additional capital. If this additional financing is obtained through the issuance of equity securities, debt convertible into equity or options or warrants to acquire equity securities, our existing shareholders could experience significant dilution upon the issuance, conversion or exercise of such securities.

Certain shareholders have piggy back and demand registration rights with respect to their ordinary shares which we have not yet complied with. Sales of a number of ordinary shares may have an adverse effect on the market price of our ordinary shares and the existence of these rights may make it more difficult to raise capital in the future.

Some of our initial shareholders are entitled to piggy back registration rights and/or demand registration rights that we register the sale of their insider shares at any time commencing three months prior to the date on which their shares may be released from escrow. Additionally, the purchasers of the private warrants and certain of our shareholders, officers and directors are entitled to piggy back registration rights and/or demand registration rights that we register the sale of the shares underlying the private warrants and private warrants and any securities such shareholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us or issued in connection with the Business Combination. Under these registration rights agreements, we are obligated to file a registration statement to registered with the SEC approximately 52.2 million ordinary shares owned by certain insiders and others as expeditiously as possible. In connection with our filing of a shelf registration statement that was declared effective on September 14, 2020, we did not register the ordinary shares held by shareholders with piggy back and/or demand registration rights. Further, on December 29, 2020, one of the investors demanded the registration of their ordinary shares. Pursuant to the registration rights agreements, we have given notice to the other investors and owners of our intent to file a registration statement and whether or not they wish to have their ordinary shares also registered with the SEC. In connection with the Public Offering, we have agreed not to file such demand registration statement with the SEC prior to April 30, 2021.

No assurance can be given that we will not be exposed to potential damages because we have not yet file the registration statement pursuant to the registration rights. Further, the registration of a significant number of ordinary shares and the ability of the holders thereof to sell their ordinary shares could have the effect of depressing our ordinary share price.

The sales of a significant number of our ordinary shares in the public market, or the perception that such sales could occur, could depress the market price of our ordinary shares.

The sales of a substantial number of our ordinary shares in the public market could depress the market price of our ordinary shares and impair our ability to raise capital through the sale of additional equity securities. We have registered with the SEC $130 million of our securities pursuant to a shelf registration statement in which we may issue from time to time, depending on market conditions. The issuance of such securities may depress the market price of our ordinary shares and we cannot predict the effect that future sales of our ordinary shares would have on the market price of our ordinary shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because the Company is incorporated under Cayman Islands Companies Act.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our Memorandum and Articles of Association, the Cayman Islands Companies Act and the ordinary law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the ordinary law of the Cayman Islands. The ordinary law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English ordinary law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to our Business Combination with TKK, Glory Star was a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Glory Star’s management has not completed an assessment of the effectiveness of its internal control over financial reporting, and its independent registered public accounting firm has not conducted an audit of its internal control over financial reporting. Following the Business Combination and in the course of auditing our combined and consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, which relate to a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. Following the identification of the material weaknesses, we have taken measures, and plan to continue to take measures, to remediate these control deficiencies. See “Item 15. Controls and Procedures — Changes to Internal Control Over Financial Reporting”. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

Certain judgments obtained against the Company by our shareholders may not be enforceable.

The Company is a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, all of the Company’s directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against the Company or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Nasdaq could delist our ordinary shares, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

Our securities are listed on The Nasdaq Capital Market, a national securities exchange. We cannot assure you that we will be able to remain in compliance with The Nasdaq listing requirements. If The Nasdaq Capital Market delists our securities, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares are a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If our ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of $5,000,001 or less and our ordinary shares have a market price per share of less than $5.00, transactions in our ordinary shares may be subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

●	make a special written suitability determination for the purchaser;

●	receive the purchaser’s written agreement to the transaction prior to sale;

●	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

●	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our ordinary shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an “emerging growth company” for up to five years. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceed $1.07 billion, or the market value of our ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, we have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict if investors will find our shares less attractive because we may rely on these provisions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

We were a “shell company” and are subject to additional restrictions under Rule 144 on resales of our restricted securities.

The following is a quotation from subparagraph (i)(B)(2) of Rule 144: “Notwithstanding paragraph (i)(1), if the issuer of the securities previously had been an issuer described in paragraph (i)(1)(i) but has ceased to be an issuer described in paragraph (i)(1)(i); is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issue was required to file such reports and materials), other than Form 8-K reports (§249.308 of this chapter); and has filed current “Form 10 information” with the Commission reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), then those securities may be sold subject to the requirements of this section after one year has elapsed from the date that the issuer filed “Form 10 information” with the Commission.” As a “shell company” immediately prior to the Business Combination, we will be subject to additional restrictions under Rule 144 which provides that no sales of our restricted securities could be sold until we have complied with subparagraph (i)(B)(2) of Rule 144.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Introduction

On February 14, 2020, our predecessor, TKK, consummated a Business Combination contemplated by the Share Exchange Agreement dated as of September 6, 2019, as amended (“Share Exchange Agreement”), by and among TKK, Glory Star New Media Group Limited, a Cayman Islands exempted company (“Glory Star”), Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company (“WFOE”) incorporated in the People’s Republic of China (“PRC”) and indirectly wholly-owned by Glory Star, Xing Cui Can, Horgos, each of Glory Star’s shareholders (collectively, the “Sellers”), TKK Symphony Sponsor 1, TKK’s sponsor (the “Sponsor”), in the capacity as the representative from and after the closing of the Business Combination for TKK’s shareholders other than the Sellers, and Bing Zhang, in the capacity as the representative for the Sellers thereunder, pursuant to which Glory Star New Media Group Holdings Limited (“GS Holdings”) acquired 100% of the equity interests of Glory Star from the Sellers.

Upon the close of the Business Combination, we acquired all of the issued and outstanding securities of Glory Star in exchange for approximately 46,204,025 of our ordinary shares, which includes 5,000,000 ordinary shares that were issued to the former shareholders of Glory Star because certain financial performance targets were attained for the 2019 fiscal year. The former shareholders of Glory Star will have the right to an additional 5,000,000 of our ordinary shares if we meet certain financial performance targets for the 2020 fiscal year.

As a result of the Business Combination, Sellers became the controlling shareholders of the Company. The Business Combination was accounted for as a reverse merger, wherein Glory Star is considered the acquirer for accounting and financial reporting purposes.

We were incorporated as an exempted company under the laws of the Cayman Islands on February 5, 2018 under the name TKK Symphony Acquisition Corporation. In connection with the Share Exchange Agreement, we changed our name from “TKK Symphony Acquisition Corporation” to “Glory Star New Media Group Holdings Ltd.” As a result of the Business Combination, all of our business operations are conducted through our subsidiaries and our VIEs.

The following is a brief description of each of our subsidiaries and VIEs:

●	Glory Star. Glory Star New Media Group Limited (“Glory Star”) is an exempted company incorporated on November 30, 2018, under the laws of the Cayman Islands. GSNM is authorized to issue 5,000,000 ordinary shares of which 2,000,000 ordinary shares are issued and outstanding. Glory Star is wholly owned by the Company.

●	Glory Star HK. Glory Star New Media Group HK Limited (“Glory Star HK”) is a limited company incorporated on December 18, 2018, under the Companies Ordinance of Hong Kong. The total amount of share capital of Glory Star HK is HKD 1.00 with one (1) authorized share. Glory Star HK is wholly owned by Glory Star.

●	WFOE. Glory Star New Media (Beijing) Technology Co., Ltd. (“WFOE”) is a wholly foreign-owned enterprise established by Glory Star HK on March 13, 2019. WFOE has been issued a business license (No. 91110113MA01HN7N6P) by the Beijing Administration for Industry and Commerce Shunyi District Bureau on April 4, 2019.

●	Xing Cui Can. Xing Cui Can International Media (Beijing) Co., Ltd. (“Xing Cui Can”) is a limited liability company incorporated under laws of PRC on September 7, 2016, and the current shareholders are: Bing Zhang, Jia Lu, Ran Zhang, Yixing He, Ronghui Zhang, Hui Lin, Hui Jin, Hanying Li, Yinghao Zhang, and Jiancong Xiao, all of whom are PRC residents. Xing Cui Can currently holds a business license issued by Beijing Administration for Industry and Commerce Chaoyang District Bureau. Through a series of contractual agreements, WFOE is deemed to control Xing Cui Can and have rights to consolidate all of Xing Cui Can’s audited financial results.

●	Horgos. Horgos Glory Star Media Co., Ltd. (“Horgos”) is a limited liability company incorporated under laws of PRC on November 1, 2016. The current shareholders are Xing Cui Can, Bing Zhang, Jia Lu, Ran Zhang, Yixing He, Ronghui Zhang, Hui Lin, Hui Jin, Hanying Li, Yinghao Zhang and Everest Venture Capital Investment Co., Ltd. (“Everest”). Horgos currently holds a business license issued by Horgos Market Supervisory Authority. Xianhong Liang and Jiancong Xiao are the beneficial owners of Horgos through Everest. Through a series of contractual agreements, WFOE is deemed to control Horgos and have rights to consolidate all of Horgos’s audited financial results.

Prior to the incorporation of Glory Star, on August 31, 2017 (the “Acquisition Date”), Horgos completed the acquisition of 100% of the equity interest of Leshare Star (Beijing) Technology Co., Ltd. (“Beijing Leshare”), a company incorporated in the PRC, which is mainly engaged in internet advertising activities and owns a copyright of “Fashion Star Short Video App Leshare Software.” Horgos purchased all 100% equity interest of Beijing Leshare from six individual shareholders with a consideration of $0. Prior to the acquisition, Mr. Bing Zhang was the chief operation officer of Horgos and had a 65% equity interest in Beijing Leshare, hence the acquisition was deemed as a related party transaction. Beijing Leshare’s assets and liabilities were recorded at their carrying values as of the Acquisition Date, and the results of operations of Beijing Leshare are consolidated with the results of operations of Glory Star Group, starting on August 31, 2017.

In addition, on October 26, 2018, Messrs. Bing Zhang, Ran Zhang and Jia Lu, management of Horgos, acquired 51% of the equity interest from Lead Eastern Investment Co., Ltd. (“Dangdai Dongfang”) in a management buy-out for RMB39.4 million ($6.0 million) based on the then net asset value of Horgos (“MBO”). Prior to the MBO, Dangdai Dongfang was the largest shareholder of Horgos, and wanted Horgos to focus on traditional advertising and the production of content for the cable TV networks, the business of Horgos at that time. However, the management of Horgos wanted to expand and transform Horgos into an online media and e-commerce company which is what the Glory Star Group is today. However, at that time, Dangdai Dongfang did not wish to make the additional investments into Horgos’ new business and was in fact looking to liquidate its holdings in Horgos because of its own financial troubles at that time. Immediately following the closing of the MBO, Dangdai Dongfang ceased to be a shareholder of Horgos and Mr. Bing Zhang, directly and indirectly through Xing Cui Can, became the controlling shareholders of Horgos, holding 72.58% of the equity interest in Horgos.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this annual report, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Recent Developments

On December 29, 2020, we entered into an Amendment to the Share Exchange Agreement with the Sponsor in the capacity as the representative for TKK’s shareholders other than the Sellers, and Bing Zhang, in the capacity as the representative for the Sellers, to (i) adjust the 2020 Earnout Target (defined below) from RMB315,000,000 to RMB182,000,000 (the “Adjustment”) and (ii) to amend and restate Section 1.4(a) of the Share Exchange Agreement to reflect the Adjustment.

On February 24, 2021, we completed our underwritten public offering of an aggregate of 3,810,976 ordinary shares of the Company, together with warrants to purchase 3,810,976 ordinary shares of the Company, at a public offering price of $3.28 per share and associated warrant (the “Public Offering”). In addition, we granted the underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 571,646 ordinary shares and warrants to purchase up to 571,646 ordinary shares at the Public Offering price, less underwriting discounts and commissions. After deducting underwriting discounts and commissions and other estimated offering expenses, the net proceeds of the Public Offering were approximately $11.3 million. Univest Securities, LLC was the sole book-running manager for the offering.

On March 25, 2021, the underwriters fully exercised and closed on their over-allotment option to purchase an additional 571,646 ordinary shares of the Company, together with warrants to purchase up to 571,646 ordinary shares of the Company in connection with our Public Offering on February 24, 2021 (the “Over-allotment Exercise”). The additional ordinary shares and warrants were sold at the public offering price of $3.28 per ordinary share and associated warrant. After deducting underwriting discounts, the additional net proceeds of the Over-allotment Exercise were approximately $1.7 million.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. We maintain an Internet site at http://yaoshixinghui.com. However, information contained in, or that can be accessed through our website or any other website cited in this annual report is not part of this annual report.

B. Business Overview

We provide advertisement and content production services and operate a leading mobile and online digital advertising, media and entertainment business in China. Major production from us include short videos, online variety show, online drama, living stream and Cheers series. After launching our CHEERS App in 2018, we are fast becoming one of the leading e-commerce platforms in China by allowing our users to access our online store (e-Mall), video content, live streaming, and online games. We focus on creating original professionally-produced content featuring lifestyle, culture and fashion to monetize our advertising and e-commerce platform. We mainly offer and generate revenue from the copyright licensing of self-produced content, advertising and customized content production and CHEERS e-Mall marketplace service, membership fees, and others. We intend to capitalize on the immense growth potential of China’s live streaming and e-commerce markets while cultivating new, innovative monetization opportunities.

Our mobile and online advertising business is still growing and is becoming a substantial source of our revenue. We plan on further expanding the development and promotion of our mobile and online business especially with our CHEERS e-Mall that was launched in 2019.

Key Metrics

We monitor the following key metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, and make strategic decisions:

●	CHEERS App Downloads. We define this metric as the total number of downloads of the CHEERS App as of the end of the period. Because we have expanded into e-commerce through our CHEERS App, we believe that this is a key metric in understanding the growth in this business. The number of downloads demonstrates whether we are successful in our marketing efforts in converting viewers of our professionally-produced content on other platforms to the CHEERS App. We view the number of downloads at the end of a given period as a key indicator of the attractiveness and usability of our CHEERS App and the increased traffic to our e-Mall platform. The table below sets forth the total number of downloads of the CHEERS App as of the end of the period indicated:

	December 31,
	2019	2020
	(in Millions)
CHEERS App Downloads	85	169

As of December 31, 2020, the total number of downloads of the CHEERS App was approximately 169 million as compared to 85 million as of December 31, 2019. We believe that this increase in downloads demonstrates the success that we have in converting viewers of our content to the CHEERS App.

●	Daily Active Users (DAUs). We define daily active users, or DAUs, as a user who has logged in or accessed our online video content and/or our e-commerce platform using the CHEERS App, whether on a mobile phone or tablet. We calculate DAUs using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. DAU is a tool that our management uses to manage their operations. In particular, our management sets daily targets of DAUs and monitors the DAUs to see whether to make adjustments as to the promotional activities, advertising campaign, and/or online video contents. The table below sets forth the DAUs on our CHEES APP as of the end of the period indicated:

	December 31,
	2019	2020
	(in Millions)
DAUs	1.91	5.37

For the years ended December 31, 2019 and 2020, the average DAUs were 1.91 million and 5.37 million, respectively.

●	Gross Merchandise Value (GMV). We define gross merchandise value, or GMV, as the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. As we grow our e-Mall platform, it is important to monitor the volume of merchandise that we have sold through the e-Mall. By keeping track of the GMV, it allows us to determine the attractiveness of our CHEERS App platform to our merchants and users. The table below sets forth the total GMV as of the end of the period indicated:

	December 31,
	2019	2020
	(in Millions of U.S. Dollars)
GMV	$19.36	$132

For the years ended December 31, 2019 and December 31, 2020, our e-Mall recorded approximately $19.36 million and $132 million of GMV, respectively. In addition, as of December 31, 2020, the Company’s e-Mall has carried 24,975 SKUs in total, compared to 13,180 as of December 31, 2019. We believe that the growth in the GMV will be driven significantly with our ability to attract and retain users to the CHEERS App through our professionally-produced content and to further enhance our product offerings.

Our Vision

Our vision is to become a world leading mobile media and entertainment company dedicated to providing people pursuing a better life with an integrative platform of featuring e-commerce and high quality lifestyle entertainment.

Our Business

Established in 2016, we focused on providing advertisement and content production services and becoming a leading mobile and online advertising, media and entertainment business in China by creating professionally-produced content featuring lifestyle, culture and fashion. In 2018, we expanded into e-commerce services by introducing our CHEERS App, which integrated our e-commerce services with professionally-produced content. Primary to our vision, we continue to produce, create and add to our rich library of short videos, drama series, and live streaming, which we own and stream on our mobile app, Internet Protocol Television (IPTV), and online platform, as well as for distributions and licensing to other mediums such as Chinese television stations and third party online streaming platforms throughout China and the world. Leveraging the popularity of our professionally-produced content and distribution networks, we drive viewing audiences to our CHEERS App ecosystem to convert them as users of our online video streaming services and as customers to our e-Mall and online games.

CHEERS APP

The CHEERS App is our core platform serving millions of users in China. Most of the users are attracted to download our mobile app after they watch our professionally-produced content (both long and short videos on various distribution channels) featuring, lifestyle, culture and fashion. Central to our business model, the CHEERS App has been developed into a comprehensive content-driven e-commerce platform in which shoppers can access multiple segments such as online store (e-Mall), live streaming shows, original short videos, and online games. The mobile app users can watch our high-quality video content and shop in our in-app e-Mall. Such a combination has become a prevalent trend in Chinese e-commerce innovation.

The following is a summary of our CHEERS App:

-	E-Mall (Online Store).

Leveraging our brand, large viewing audience, and users of our CHEERS App video app, in April 2019, we launched our e-Mall platform where we offer products to our users through third party merchants that we have screened and approved. We charge third-party merchants on our e-Mall platform a service fee and a commission for the sales of their products.

-	Live Streaming

In June 2018, we launched our first live streaming show called Shopping Genius. We now have four (4) live streaming shows in production, including Shopping Genius, Bargaining Genius, Guessing Game and Unbeatable Lucky Card, each 90-minute segments, where users can interact with each other and the hosts, obtain discount coupons by participating in our real-time online games and quizzes, and make purchases in our e-Mall with these discount coupons. In addition, as requested by some clients, some live streaming shows are customized in order to lead the audience to make purchases in the clients’ online stores and/or in other e-commerce platforms such as JD.com and Taobao.com. We monetize our live streaming shows by promoting products where our subscribers can purchase products through our e-Mall. In addition, our e-commerce suppliers and distributors of our e-Mall have the option to enter separate advertising agreements with us to promote their products in our live streaming shows.

Shopping Genius	This show promotes various products for sale in e-Mall and provides an opportunity for viewers to participate in question and answer games for the discount coupons for the promotional products.

Bargaining Genius	This show promotes various products for sale in e-Mall and allows viewers to compete with each other for discount coupons for the promotional products.

Guessing Game	This is a live game show that allows viewers to win points that go towards discounts for purchase of items in e-Mall.

Unbeatable Lucky Card	This is a live game show that allows viewers to win points that go towards discounts for purchase of items in e-Mall.

-	Online Short Videos

We stream our professionally-produced content on our CHEERS App where we generate advertising revenues from traditional pre-video, in-video, banner advertisements, and pop-up advertisements. We also generate revenues from soft product placements that are incorporated into our original video content. We leverage our deep library of professionally-produced content, large viewing audience base, and big data analytics capabilities to help our advertisers target their specific demographics in China.

-	Online Games

We have developed four (4) online games for our CHEERS App where players can play the games that we have developed in-house. We monetize online games through users’ in-app purchases of gift packages and game privileges.

Series TV Shows

In February 2017, we started production of our series TV shows, which contain six (6) lifestyle shows, including Cheers Food, Cheers Health, Cheers Fashion, Cheers Baby, Cheers Space and Cheers World, each episode is 30 minutes in length. Our series TV shows are unique in the content creation and production, with trending lifestyle updates filmed both in-studio and outdoors. We generate revenues from our series TV shows by licensing to TV stations with exclusive advertising times and charging advertising fees, and by displaying products of our e-Mall. We distribute and promote our series TV shows content on a variety of online video platforms, mobile apps, IPTV and television channels where we generate advertising revenues from traditional pre-video, in-video, and pop-up advertisements. We also generate revenues from soft product placements that are incorporated into our series TV shows. We produce and license our series TV shows for airing on local broadcast, basic cable television networks, and throughout China. Our shows can be seen on satellite stations such as Anhui Satellite Television and Shenzhen Satellite Television, which are year-to-year contracts. The following is a summary of our series TV shows:

Cheers Health	This TV program features and promotes healthy lifestyle.

Cheers Fashion	This TV program features high-end fashion and beauty, and is touted as the fashion bible in the fashion field.

Cheers World	This TV program is China’s only leading short tourism program that brings together the world’s best tourism destinations, sharing travel experiences from unique perspectives of the visitors and the cultural scene of the destinations. It has been fully recommended by the cultural centers or consulates of foreign embassies in China and has close ties and cooperation with embassies in many countries around the world.

Cheers Baby	This TV program is hosted by Cao Ying, who shares the parenting experience of parents in the form of question and answer format, and in-depth interviews. This is one of few programs of this type in China.

Cheers Food	This TV program centers around food and the stories between people and food from various perspectives. Since the launch of Shenzhen Satellite TV, our average ranking has remained stable within the top 8 in China.

Cheers Space	This regular weekly program focuses on home décor and interior design.

Drama & Variety Shows

We have partnered with third parties to produce and license original online drama and variety show series for distribution on online video platforms. We currently developed the following drama series and variety shows:

My Greatest Hero	This TV series explores the lives of a high school tennis team. This program is in partnership with iQIYI and has become one of the most popular youth TV series.

Hi! Rap Season 1	This variety show was developed in 2018 as a “light-variety” talk show.

Hi! Rap Season 2	In 2019, we developed season 2 of this variety show. It is currently one of the most popular variety shows in China.

Hi! Rap Season 3	Hi! Rap Season 3 has become one of the most sought after online variety shows for millennials since its initial launch on August 22,2020.

Depending on the contract with our partners, we can either share revenues generated by the number of viewers, or share advertising revenues generated by the contents.

Advertising

We distribute and promote our professionally-produced content on our CHEERS App and on a variety of online video platforms, mobile apps, IPTV and television channels where we generate advertising revenues from traditional pre-video, in-video, and pop-up advertisements. We also generate revenues from soft product placements that are incorporated into our original video content, including our online short videos. In addition, our e-Mall suppliers and distributors have the option to enter into separate advertising agreements for displaying their products in our live streaming shows. All items displayed in the live streaming shows can be purchased in e-Mall. We leverage our deep library of professionally-produced content, wide distribution channels, and big data analytics capabilities to help our advertisers target their specific demographics in China.

Production Services

We provide brand advertising services to third-party advertising agencies by producing variety shows, short videos, and live streaming shows, according to customers’ needs, for a fee. We also provide planning, shooting, and post-production services for a fee.

Content Licensing and Distribution

From time to time we may also acquire rights to rebroadcast and/or distribute third-party film and television drama.

Industry overview

Growth of e-commerce in China

The growing e-commerce market scale, as well as the population of online shoppers in China, have built a solid industry outlook for emerging e-commerce platforms.

According to the iResearch market research report that we commissioned in July, 2020, Market Overview of Content-Driven E-commerce Platform in China, the total e-commerce market sales in China reached RMB34,810 billion in 2019, with a compound annual growth rate (CAGR) of 12.4% from 2015 to 2019. The e-commerce sales in China grew faster than that of total retail sales of consumer goods in China, which had a CAGR of 8.1% from 2015 to 2019.

Source: National Bureau of Statistics, iResearch

The population of online shoppers had reached 710 million in March 2020, of which 99.6% were also mobile shoppers, according to iResearch. The total population of online shoppers in China is expected to reach 850 million by 2021, at a CAGR of 10.8%.

Source: CNNIC, iResearch

Growth of online video users

The development of high-speed internet networks and the growing popularity of short video platforms have fueled the growth of online video viewership. According to the iResearch report, the population of online video users in China had reached 850.44 million by March 2020, with a CAGR of 13.3% from 2015. Online video users make up 94% of total internet users by March 2020, while it was only 72% at the end of 2015.

Source: CNNIC, iResearch

Video content-driven e-commerce platforms

With the rapid growth of e-commerce market and online video users, many e-commerce platforms started to leverage video content in assisting the customer acquisition of their e-commerce platforms.

A video content-driven e-commerce platform refers to an e-commerce platform with promotional and advertising video content that encourage or incentivize customers in making purchases on its e-commerce platform. The video content adopted by most platforms are live streaming shows and short videos.

A video content-driven e-commerce platform can be PGC, PUGC, or UGC content-driven, depending on who produces the content:

●	PGC refers to Professional Generated Content, which relies on professional video producers and is normally more costly to produce. However, it also has the highest commercial value for its attention to detail and consistent quality;

●	UGC refers to User Generated Content, which features content produced by the general public; and

●	PUGC refers to Professional User Generated Content, which is the combination of PGC and UGC.

Monetization

A video content-driven e-commerce platform can usually monetize video content through following means:

●	Advertising revenue for in-video product placement, start screen ads, in-app banner ads, and other forms of advertisements;

●	Commission revenue from video producers and live streamers on the platform when transactions are completed and settled; and

●	Direct e-commerce sales of commodities on the platform.

Proprietary PGC video content-driven e-commerce platform

A proprietary PGC video content-driven e-commerce platform is a segment of content-driven e-commerce platform, with in-house professional video production and proprietary e-commerce platform. When compared with other video content-driven e-commerce platforms, a proprietary PGC video content-driven e-commerce platform usually has a larger advantage in maintaining high-quality content production with dedicated professional production teams.

Market scale

The proprietary PGC video content-driven e-commerce platform industry is still at an early stage of development with high growth rate but limited qualified market participants. However, many e-commerce platforms have, or are planning to, develop video content on their platforms in 2020.

According to the iResearch report, the market scale of proprietary PGC video content-driven e-commerce platforms in terms of GMV was approximately RMB3.5 billion in 2019, with a CAGR of 151.6% from 2016 to 2019. The market is expected to grow at a CAGR of 32.5% to RMB14.5 billion by 2024.

Source: iResearch

Key successful factors for video content-driven e-commerce platforms

●	Selection of commodities: A platform must be careful and thoughtful in selecting commodities with high popularity and reasonable profit margin to keep customers attracted.

●	Sustainable high-quality video content: A platform must be able to sustain consistent video content quality and avoid publishing any video that may result in negative publicity, or even regulatory punishment.

●	Stable customer inflow: A platform must secure a solid channel for customer acquisition and to keep all customer activities within a proprietary ecosystem in order to minimize customer loss.

Competitive landscape

According to the iResearch report, we are amongst the top five video content-driven e-commerce platforms in China based on semi-annual GMV for the first half of 2020.

Competition

Our competitors include Alibaba (Nasdaq: BABA), Pin Duoduo (Nasdaq: PDD), Douyu (Nasdaq: DOYU), Qu Toutiao (Nasdaq: QTT), Mango Media (SZ.300413), and Zhong Guang Tianze (SH.603721) for users, shoppers, and advertising customers. We also compete with other internet media and entertainment services, such as internet and social platforms that offer content in emerging and innovative media formats, as well as major TV stations.

Employees

As of December 31, 2020, we had 159 full time employees. We have entered into written employment contracts with all of our employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

As required by PRC regulations, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. An employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee.

Intellectual Property

Our success depends largely on our ability to protect our core technology and intellectual property. To accomplish this, we rely on our trade secrets, including know-how, confidentiality clauses in standard labor agreements and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We currently do not own any patents and do not have any pending patent applications.

As of December 31, 2020, we owned 59 registered trademarks in the PRC, and 4 registered trademark in Hong Kong. In addition, as of December 31, 2020, we have 40 registered copyrights in the PRC (including copyrights with respect to 36 software products developed by it relating to various aspects of our operations and 4 copyright works). The software and registered works are crucial to our business.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. To the best knowledge of management, there are no material legal proceedings pending against us.

There are no proceedings in which any of our directors, officers, or any beneficial shareholder of more than five percent (5%) of our voting securities is an adverse party or has a material interest adverse to us.

Seasonality

Aside from fluctuations in the level of advertising spending resulting from changes in the overall economic and market conditions in China, our revenues are affected by seasonal fluctuations in business and consumer spending that also affect the level of advertising spending over time in China. Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. Our operating results tend to be seasonal. As a result, detailed attention shall be paid when comparing our operating results on a period-to-period basis. For example, online user numbers tend to be higher during holidays and end of the year, and advertising revenues tend to be higher at the end of the year.

Insurance

We do not maintain any property insurance policies covering equipment and facilities for losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations.

GOVERNMENT REGULATIONS

Regulations of Our Industry

The PRC government imposes extensive controls and regulations over the e-commerce industry and media industry, including television, advertising, media content production. This section summarizes the principal PRC regulations that are relevant to our lines of business.

Regulations on Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

On June 28, 2017, the National Development and Reform Commission (the “NDRC”), and Ministry of Commerce (“MOFCOM”), promulgated the Foreign Investment Catalog which was implemented on July 28, 2017. For foreign investment, the Foreign Investment Catalog is divided into encouraged industries, restricted industries and prohibited industries, and industries which are not listed in the Foreign Investment Catalog are categorized as the permitted industries for foreign investment. The list of restricted industries and prohibited industries in the Foreign Investment Catalog was abolished by the Special Administrative Measures for Foreign Investment Access (Negative List) (2018 Edition), which was then replaced by Special Administrative Measures for Foreign Investment Access (Negative List) (2019 Edition) (the “2019 Negative List”) promulgated on June 30, 2019 by NDRC and MOFCOM and implemented on July 30, 2019. According to the 2019 Negative List, foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM, or the Ministry of Industry and Information Technology (“MIIT”) for the incorporation of the joint ventures and the business operations.

On October 8, 2016, the MOFCOM promulgated the Interim Administrative Measures for Record-filing of the Incorporation and Change of Foreign-invested Enterprises, or FIE Interim Administrative Measures, as amended on June 30, 2018. Under the FIE Interim Administrative Measures, the incorporation and change of Foreign-invested Enterprises, or FIE, are subject to record filing procedures, instead of prior approval requirements, provided that the incorporation or change does not trigger any special entry administrative measures required by the government. If the incorporation or change of FIE matter is subject to the special entry administration measures, the approval of the MOFCOM or our local counterparts is still required.

Foreign Direct Investment in Value-Added Telecommunications Companies

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001, as amended on September 10, 2008 and February 6, 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.

MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, on July 13, 2006. The MIIT Circular indicates a PRC company that holds an Internet Content Provider License, or the ICP License, is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Moreover, the domain names and registered trademarks used by an operating company providing value-added telecommunications service must be legally owned by such company and/or our shareholders. In addition, such company’s operation premises and equipment must comply with our approved ICP License, and such company should improve our internal internet and information security standards and emergency management procedures.

On June 19, 2015, MIIT issued the Circular on Loosening the Restrictions on Shareholding by Foreign Investors in Online Data Processing and Transaction Processing Business (for-profit E-commerce), or the Circular 196. The Circular 196 allows a foreign investor to hold 100% of the equity interest in a PRC entity that provides online data processing and transaction processing services (for-profit e-commerce). With respect to the applications for a license for on-line data processing and transaction processing business (for-profit e-commerce), the requirements for the proportion of foreign equity are governed by this Circular, other requirements and corresponding approval procedures are subject to the FITE Regulations. However, due to the lack of additional interpretation from PRC regulatory authorities, it remains unclear as to what impact MIIT Circular 2015 may have on us or other PRC internet companies with similar corporate and contractual structures.

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, including internet culture services and radio/television programs production and operation business, we may rely on contractual arrangements with our VIEs to operate such business in China. For more information, please see “Our Corporate Structure.” Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business.

Foreign Investment Law

The National People’s Congress, or the NPC, Standing Committee promulgated the Foreign Investment Law on March 15, 2019, which will come into effect on January 1, 2020, to replace the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures as the basic law on foreign investment in the PRC.

The Foreign Investment Law stipulates that the foreign investors’ capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, legally obtained compensation or indemnification, and liquidation income that are made or obtained in China, may be freely remitted in or out of China in RMB or foreign exchange according to law. In addition, it further stipulates that the state protects the legitimate rights and interests of intellectual property rights held by foreign investors and FIEs. In formulating specific normative documents concerning foreign investment, local governments’ authorities at various levels and their relevant departments shall comply with the provisions of laws and regulations, including Foreign Investment Law. Without the basis of laws and regulations, local governments shall not reduce or prejudice FIEs’ legitimate rights and interests, impose additional regulatory burden, set additional impediments for FIE on accessing specific markets, or interfere with the FIE’s normal business activities.

Due to the lack of additional interpretation from PRC regulatory authorities, it is unclear how the Foreign Investment Law will be implemented in practice by the PRC government authorities and whether the offshore companies controlled by the PRC investors through variable interest entities structure be deemed as foreign investment remains to be seen. For more information, please see “Risk Factors — Risks Relating to Doing Business in China – Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon how our business may conducted in the PRC and accordingly on the results of our operations and financial condition.”

Regulations Related to E-Commerce

In 2005, the General Office of the State Council issued Several Opinions on Accelerating the Development of Electronic Commerce to stress the significance of the e-commerce and the importance of regulating the development of e-commerce. In 2007, MOFCOM promulgated the Guiding Opinions on Online Trading (for Tentative Implementation), under which, the term “Online Trading” is defined as the commodity or service trading conducted between the buyer and the seller by making use of internet and the behaviors of online trading participants.

According to the Opinions of the Ministry of Commerce on Promoting the Regularized Development of the E-Commerce promulgated by MOFCOM in 2007, which required to, among others, regularize the information release and transmission behaviors of all parties concerned to online trading, applaud legal, regularized, fair and equitable online marketing, electronic contracting, after-sale services and other e-commerce trading acts, prevent and settle various kinds of trading disputes, regularize electronic payment acts and ensuring the safe flow of funds.

Implementing Opinions on Promoting E-Commerce Application was promulgated by MOFCOM in October 2013, which aims to further promote the development of e-commerce, guide the healthy and speedy development of network retailing, strengthen the development of e-commerce for rural villages and agricultural products, support the development of urban community e-commerce application system and promote innovative application of cross-border e-commerce.

In May 2015, the State Council promulgated the Opinions on Striving to Develop E-commerce to Speed Up the Cultivation of New Economic Driving Force in order to lower the requirements for market access, further simplify the registration of registered capital, deeply promote the reform from ”certificate before license” to ”license before certificate” in the field of e-commerce and simplify the approval process for the overseas listing of e-commerce enterprises in the territory and encourage the cross-border RMB direct investment in the field of e-commerce.

In addition, in December 2016, Guiding Opinions on Fully Enhancing the Credit Construction in the E-commerce Sector was issued by the State Administration for Industry and Commerce and other governmental authorities. These opinions require that e-commerce platforms (a) establish and perfect internal credit constraint mechanisms, and make full use of big data technologies to strengthen the credit control in terms of commodity quality, intellectual property rights, service level, etc.; (b) establish the business credit early risk warning system, and promptly publish the relevant information to society and risk prompts for seriously dishonest businesses selling forged and fake commodities and hyping credit by malicious scalping, according to requirements of relevant industrial competent and regulatory authorities; (c) establish and improve a report and complaint handling mechanism and responsively submit clues on suspected illegalities and irregularities identified to relevant industrial competent and regulatory authorities, and (d) coordinate with relevant authorities concerning investigation and treatment of business operators on e-commerce platforms. In the event an e-commerce platform fails to actively fulfill our responsibilities, the relevant industrial competent or regulatory authority is authorized to promptly take measures, such as engage in communications, provide notification and impose administrative punishments in accordance with the law. We believe that we are currently in material compliance with the guidance provided by the opinions.

Filing by Third-Party Platform Providers for Online Food Trading

In July 2016, the State Food and Drug Administration, or SFDA, promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, pursuant to which a third-party platform provider for online food trading in the PRC is required to file a record with the food and drug administration at the provincial level and obtain a filing number. If an online food trading third-party platform provider fails to complete such filing, the provider may be ordered to make rectifications and given a warning by the competent food and drug administration, and failure to make such rectification may be subject to fines ranging from RMB5,000 to RMB30,000. As of March 18, 2019, Xing Hui Beijing has completed the required filing formalities with the competent food and drug administration.

Regulations Relating to Product Quality and Consumer Rights Protection

Based on the PRC Consumer Rights and Interests Protection Law, as amended in and effective March 2014, and the Administrative Measures on Online Trading, or Online Trading Measures, by State Administration for Industry and Commerce, or SAIC, on January 29, 2014, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. Furthermore, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

The Tort Liability Law of the PRC, which was enacted by the Standing Committee of the NPC, or SCNPC, in December 2009 and took effect in July 2010, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through our internet services and fails to take necessary measures, it will be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider will take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the respective online user for the extended damages.

As an e-commerce platform service provider, we are subject to the PRC Consumer Rights and Interests Protection Law, the Online Trading Measures and the Tort Liability Law of the PRC and believe that we are currently in compliance with these regulations in all material aspects.

Regulations on the Media Industry

Program Content

According to the Provisions on the Administration of Radio and Television Program Production promulgated by the State Administration of Radio, Film and Television, or SARFT, on July 19, 2004 and took effect in August 20, 2004, and was amended on August 28, 2015, entities engaging in (i) the production of television programs, such as feature programs, general programs, drama series and animations, and (ii) the trading activities and agency services on the copyrights of such programs, must first obtain preliminary approval from the SARFT or our provincial branches for license. Horgos and Xing Hui Beijing have obtained the required approvals accordingly.

Regulations on the Advertising Industry

Regulations Relating to Advertising Law

The principal regulations governing advertising businesses in China include Advertising Law promulgated by SCNPC on October 27, 1994, which was amended on April 24, 2015 and October 26, 2018. Under the Advertising Law, advertisers refer to any legal persons, economic organizations or individuals that, directly or through agents, design, produce and publish advertisements to promote products or services. Advertisement operators refer to those legal persons, economic organizations or individuals consigned to provide advertisement content design, production and agency services. Advertisement publishers refer to those legal persons or other economic organizations that publish advertisements for the advertisers or for those advertisement operators that are consigned by the advertisers. An advertisement should present distinct and clear descriptions of the product’s function, place of origin, quality, price, manufacturer, validity period, warranties or the contents, forms, quality, price or promises of the services offered. False advertising that may mislead consumers and compromise legal rights and interests of consumers will subject the advertiser to civil liabilities. Where the advertising operator or advertising publisher is unable to provide the real name, address or valid contact information of the advertiser, the consumers may require the advertising operator or advertising publisher make compensation in advance. For false advertisements of goods or services other than those stipulated in the preceding paragraph which caused harm to consumers, where the advertising operator, advertising publisher and advertising spokesperson knew or should have known the falsity yet still provided design, production, agency or publishing services, or provide recommendation or endorsement, they will bear joint and several liability with the advertiser.

PRC advertising laws and regulations provide specific content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are also prohibited. It is prohibited to disseminate tobacco advertisements via broadcast, film, television or print media, or in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through broadcast, film, television, newspaper, magazine and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

Advertisers are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare are true and accurate as well as in full compliance with applicable laws and regulations. In providing advertising services, advertising service providers and advertising publishers must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or our local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising service providers or advertising distributors may be subject to civil or criminal liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

Regulations Relating to Internet Advertising

On July 4, 2016, the SAIC promulgated the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective on September 1, 2016. The Internet Advertising Measures provides additional compliance requirements for online advertising business in addition to those requirements set forth in the Advertising Law. Pursuant to the Internet Advertising Measures, Internet Advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet apps, or other internet media. Major additional compliance requirements are: (i) advertisements must be identifiable and marked with the word “advertisement,” enabling consumers to distinguish them from non-advertisement content; (ii) publishing advertisements on the Internet through a pop-up page or in other forms shall provide a prominently marked “CLOSE” button to ensure “one-click closure;” (iii) sponsored search results must be clearly distinguished from organic search results; (iv) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (v) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal. According to Internet Advertising Measures, it is not allowed to publish the online advertisement for prescription drugs, tobaccos and goods or services prohibited from publish according to applicable laws and administrative regulations. In addition, all advertisements for medical treatment, pharmaceuticals, food formula for special medical purposes, medical devices, pesticides, veterinary drugs, healthcare food and other special goods or services must be submitted to the relevant administrative authorities for content approval prior to publishing.

Regulations Related to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The SCNPC enacted the Decisions on Maintaining Internet Security in 2000, and was amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke the service provider’s operating license and shut down our websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT in 2011, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the users and it must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary to provide our services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must (i) be subject to the consent of the user; (ii) be in accordance with the principles of legality, rationality and necessity; and (iii) be within the specified purposes, methods and scopes.

An internet information service provider must also keep such information strictly confidential, and is prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shut down of websites or even criminal liabilities.

In addition, pursuant to the Notice on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens issued by of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security in 2013, and the Interpretation on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens issued by the Supreme People’s Court and the Supreme People’s Procuratorate in May 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information:(i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Furthermore, pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 29, 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. In addition, any individual or entity that (a) sells or provides personal information to others in a way violating the applicable law, or (b) steals or illegally obtains any personal information is subject to criminal penalty in severe situation.

In November 2016, the SCNPC promulgated the Network Security Law of the People’s Republic of China, or the Network Security Law, effective June 1, 2017. The Network Security Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Network Security Law has reaffirmed the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website and application. However, due to the large amount of data we generate and process, we may not be able to properly protect customers’ personal information and safeguard our networks. See “Risk Factors — Risks Relating to Our Business and Industry – Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.”

Regulations Related to Intellectual Property Rights

Regulations on Copyright

Under the Copyright Law, issued in 1990 and most recently amended in 2010, or the Copyright Law, and our related Implementing Regulations issued in 2002 and amended in 2013, creators of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and related activities. Other than the rights of authorship, alternation and integrity of an author which shall be unlimited in time, the term of a copyright is the life of the individual author plus 50 years, but for by a corporation the term is 50 years after first publication. In consideration of the social benefit and costs of copyrights, the PRC authorities balance copyright protections with limitations that permit certain uses, such as for private study, research, personal entertainment and teaching, without compensation to the author or prior authorization.

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the National Copyright Administration, or NCA, and the MIIT on April 29, 2005, and became effective on May 30, 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an operator of Internet information services, or ICP operator, must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001 and amended in January 2013, the National Copyright Administration issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

As of December 31, 2020, we had thirty-six (36) registered software copyrights and four (4) work copyrights.

Regulations on Trademarks

Registered trademarks are protected by the Trademark Law of the PRC (Revised in 2019) which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office under the SAIC handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license our registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for our record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

As of December 31, 2020, we had fifty-nine (59) registered trademarks in the PRC and four (4) registered trademarks in Hong Kong.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017, and replaced the Administrative Measures on China Internet Domain Name promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

As of December 31, 2020, we had 3 domain names in PRC.

LABOR REGULATIONS

Labor Contract Law

The PRC Labor Contract Law was promulgated on June 29, 2007, as amended on December 28, 2012, and became effective on July 1, 2013. According to the PRC Labor Contract Law of PRC, labor contracts must be entered into if labor relationships are to be established between an entity and our employees. The entity cannot require the employees to work in excess of the time limit as permitted under the relevant labor laws and regulations and shall pay to the employees wages that are no lower than local standards on minimum wages. The entity shall also abide by the aforementioned laws and regulations and perform procedures for dissolution and termination of labor contracts, payment of labor remuneration and economic compensation, use of labor dispatch and payment of social insurance.

Regulations on Social Insurance and Housing Provident Fund

According to the PRC Social Insurance Law issued by the SCNPC on October 28, 2010, and implemented on July 1, 2011, and subsequently revised on December 29, 2018, the state established a social insurance system including basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, under which both employers and individuals are required to pay social insurance premiums. Migrant workers participate in such social insurance schemes, and foreigners employed within the territory of the PRC also participate in social insurance as well. Violations of the PRC Social Insurance Law may result in the imposition of fines, and criminal liability may be incurred in serious cases. An employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue.

According to the Regulations on Management of Housing Provident Fund which was promulgated and implemented by the State Council on April 3, 1999, and subsequently revised on March 24, 2002, and March 24, 2019, enterprises in China are required to register with the housing provident fund management center within 30 days from the date of establishment, and complete the procedures for establishment of housing accumulation fund accounts for their employees within 20 days from the date of registration. In violation of such regulation, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in our ability to contribute additional capital into our PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or our local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations on Foreign Currency Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC, or the Foreign Exchange Administration Rules, promulgated on January 29, 1996, as subsequently amended on January 14, 1997, and August 1, 2008. Under these rules, RMB is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loan unless prior approval of SAFE is obtained.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE for paying dividends by providing certain evidencing documents, such as board resolutions and tax certificates, or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency, subject to an approval by SAFE of a cap amount, to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and exchange in securities and derivative products abroad are subject to registration with SAFE and approval or file with the relevant governmental authorities if necessary.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which was amended on May 4, 2015, and October 10, 2018, respectively. This Circular substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to our foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013 and was further amended on October 10, 2018, which specifies that the administration by SAFE or our local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and our branches.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to our actual business needs, settle with a bank the portion of the foreign exchange capital in our capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use our capital for our own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular No. 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. The SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

PRC Enterprise Income Tax

According to the Enterprise Income Tax, or EIT Law, which was promulgated by the NPC on March 16, 2007, and implemented on January 1, 2008, and subsequently revised on February 24, 2017, and December 29, 2018, and the Implementation Regulations of EIT Law, which was promulgated by the State Council on December 6, 2007, and implemented on January 1, 2008 and amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises, which refer to enterprises that are set up in accordance with the PRC law, or that are set up in accordance with the law of the foreign country (region) but with our actual administration institution in China, pay enterprise income tax originating both within and outside China at the tax rate of 25%. Non-resident enterprises refer to entities established under foreign law whose actual administration institution is not within China but have institution or premises in China, or which do not have institution or premises in China but have income sourced within China. Non-resident enterprises that have set up institutions or premises in China pay enterprise income tax at the tax rate of 25% in relation to the income originated from China and obtained by the aforementioned institutions or premises, as well as the income incurred outside China, provided there is an actual relationship between such income and the aforementioned institutions or premises. For non-resident enterprises that have no institutions or premises in China, or, although they have institutions or premises in China, there is no actual relationship between the income and the aforementioned institutions or premises, they pay enterprise income tax at the tax rate of 10% in relation to the income originated from China. The aforementioned income includes income from sales of goods, provision of labor services, transfer of property, equity investment including dividends, interest income, rental income, income from royalties, donations and other income. In addition, according to the EIT Law and the Implementation Regulations of EIT Law, for the income incurred from equity investment including dividends and bonus among eligible resident enterprises, and the income which is incurred from equity investment including dividends and bonus obtained from resident enterprise by non-resident enterprises that have set up institutions or premises in China and the income has an actual relationship with such institutions or premises, such incomes are tax-free income.

PRC – High and New Technology Enterprises

According to EIT Law and its implementation rules, certain “high and new technology enterprises” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules, will enjoy a reduced 15% enterprise income tax rate. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008.

On October 15, 2019, one of our VIE subsidiary, Leshare Star (Beijing) Technology Co., Ltd. (悦享星光（北京）科技有限公司), was recognized as a “high and new technology enterprise” by the Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau and Beijing Municipal Tax Service of State Taxation Administration and will be entitled to a preferential tax rate of 15%, subject to certain qualification criteria, from 2019 to 2022.

According to Several Opinions on Promoting the Development of High and New Technology Enterprises in Zhongguancun Science Park, Administrative Measures for Zhongguancun High and New Technology Enterprise Bank (For Trial Implementation) and Measures for Financial Support of Zhongguancun National Independent Innovation Demonstration Zone to Enhance Innovation Ability and Optimize Innovation Environment, the enterprise recognized as qualified high and new technology enterprises by Zhongguancun Science Park Management Committee is entitled to a series of special services and financial supports when it meets certain criteria, such as financial incentive for being award of patents and registration of international trademarks, more opportunities of participate in intergovernmental scientific and technological cooperation projects, more opportunities of its technologies, products and services enter the international market, entrepreneurship training related services and other preferential treatments.

On December 10, 2019 and December 16, 2019, Leshare Star (Beijing) Technology Co., Ltd.（悦享星光（北京）科技有限公司）and Glory Star Media (Beijing) Co., Ltd.（耀世星辉（北京）传媒有限公司）were recognized as qualified high and new technology enterprises by Zhongguancun Science Park Management Committee and will entitle them aforesaid preferential treatments, subject to certain qualification criteria, from 2019 to 2021.

Regulation on PRC Value-added Tax

According to the Interim Regulations of PRC on Value-added Tax, which was promulgated by the State Council on December 13, 1993 and subsequently revised on November 10, 2008, February 6, 2016 and November 19, 2017 and the Detailed Rules for the Implementation of the Interim Regulations of the People’s Republic of China on Value-added Tax which was promulgated by the Ministry of Finance (the “MOF”) on December 25, 1993, and subsequently revised on December 15, 2008 and October 28, 2011, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of China are taxpayers of value-added tax (“VAT”), and pay VAT in accordance with law. Unless otherwise stipulated, the VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods; 11% for taxpayers selling transportation, postal, basic telecommunications, construction, or immovable leasing services, selling immovables, transferring land use rights, or selling or importing specific goods; unless otherwise stipulated, 6% for taxpayers selling services or intangible assets.

On March 23, 2016, the MOF and the SAT published the Circular of the MOF and the SAT on Fully Launch of the Pilot Scheme for the Conversion of Business Tax to Value-added Tax and our annexes, pursuant to which entities and individuals that sell services, intangible assets, or immovables pay VAT instead of business tax since May 1, 2016.

According to the Circular of the MOF and the SAT on Adjusting Value-added Tax Rate, which was promulgated by the MOF and the SAT on April 4, 2018, and became effective on May 1, 2018, the tax rates for the taxable sales or goods import activity, which were subject to the tax rates of 17% and 11%, respectively, were adjusted to 16% and 10%, respectively.

According to the Circular on Policies in Relation to the Deepening of Value-added Tax Reforms, which was jointly promulgated by the MOF, the SAT and the General Administration of Customs on March 20, 2019, the tax rate of 16% and 10% originally applicable to general VAT taxpayers’ VAT taxable sales or goods import shall be adjusted to 13% and 9%, respectively.

Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other PRC sourced passive income of non-resident enterprises. The Implementation Rules reduced the rate from 20% to 10%. The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the “beneficial owner” under the Arrangement. Notice on the Implementation of the Fourth Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (Announcement [2016] No.12 of the State Administration of Taxation), Announcement of the State Administration of Taxation on the Implementation of the Third Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, Announcement [2011] No.1 , Notice on the Implementation of the Second Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (Guo Shui Han [2008] No. 685) and Circular of the State Administration of Taxation on Interpreting and Implementing Some Clauses in the Arrangement between Mainland China and Hong Kong SAR concerning Avoiding Double Taxation and Preventing Tax Evasion on Income(Guo Shui Han [2007] No. 403), which was partially repealed on January 4, 2011 and August 27, 2015 ,have amended the Arrangement accordingly.

On February 3, 2018, the SAT promulgated Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, State Administration of Taxation Announcement [2018] No. 9, Circular 9, which clarifies that a beneficial owner shall be a person who has ownership and control over the income and the rights and property from which the income is derived. To prove “beneficial owner” status, the applicant shall submit the materials pursuant to the provisions of Article 7 of the Announcement of the State Administration of Taxation on Promulgation of the “Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties” (State Administration of Taxation Announcement [2015] No. 60, was amended by Announcement of the State Administration of Taxation on Partially Amending Taxation Regulatory Documents on June 15, 2018). Therein, where an applicant is a “beneficial owner” pursuant to the provisions of Article 3 of this Announcement, the applicant shall also provide, in addition to the tax resident identity of the applicant, the tax resident identity documents of the person who satisfies the criteria for “beneficial owner” and the person who satisfies the criteria, issued by the tax authorities in charge at the country (region) where he/she resides; where the applicant is a “beneficial owner” pursuant to the provisions of item (4) of Article 4 of this Announcement, the applicant shall also provide, in addition to the tax resident identity document of the applicant, the tax resident identity documents of the person who holds 100% of the applicant’s shares directly or indirectly and the multi-tier holders, issued by the tax authorities in charge at the country (region) for which the said person and the multi-tier holders are residents; the tax resident identity document shall prove that the person is a tax resident in the year in which the income is obtained or the preceding year.

Regulations on Tax regarding Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, considerations include, inter alia, (i) whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; (ii) whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if our income is mainly derived from China; and (iii) whether the offshore enterprise and our subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature evidenced by their actual function and risk exposure. According to the Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Circular 7. The SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 26, 2009. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on our official website procedures regarding our approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

C.  Organizational Structure

We are a Cayman Islands exempted company structured as a holding company and conduct our operations in China through our PRC subsidiaries and VIEs. Through our Hong Kong subsidiary Glory Star HK, we own a direct equity interest in WFOE, our wholly-owned PRC subsidiary. WFOE has entered into a series of contractual arrangements with (i) Xing Cui Can and our shareholders, and (ii) Horgos and our shareholders, which allows us to exercise effective control over Xing Cui Can and Horgos and receive substantially all the economic benefit of Xing Cui Can and Horgos. Any failure by the VIEs or their respective shareholders to perform their obligations under these contractual arrangements, and any failure by us to maintain effective control over Xing Cui Can and Horgos, would result in our inability to continue to consolidate our VIEs’ financial results of operations in our financial results of operations and would have a material adverse effect on our business.

The following diagram illustrates our corporate structure as of December 31, 2020. Unless otherwise indicated, equity interests depicted in this diagram are held 100%. The relationships between WFOE and Xing Cui Can, and WFOE and Horgos as illustrated in this diagram are governed by the VIE Contracts and do not constitute equity ownership.

Glory Star New Media Group Holdings Limited (Cayman Islands)
Glory Star New Media Group Limited (Cayman Islands)
Glory Star New Media Group HK Limited (Hong Kong)
Outside China
Inside China
Glory Star New Media (Beijing) Technology Co., Ltd.
Xing Cui Can International Media (Beijing) Co. Ltd.(1)
Horgos Glory Star Media Co., Ltd.
Glory Star Media (Beijing) Co., Ltd.(2)
Glory Star (Horgos) Media Technology Co.,Ltd.
Shenzhen Leshare Investment Co., Ltd.(3)
Leshare Star (Beijing) Technology Co., Ltd.(4)
51%
Horgos Glary Wisdom Marketing Planning Co., Ltd.(5)
Glary Wisdom (Beijing) Marketing Planning Co., Ltd.
51%
Horgos Glary Prosperity Culture Co., Ltd.(6)
Horgos Glary Prosperity Culture Co., Ltd. Beijing Branch
Equity interest
Contractual arrangements
(1) Holding company. No operations.
(2) Primarily involved in our online platform and apps as well as production of contents and advertisements.
(3) No operations.
(4) Primarily responsible for technical support and maintenance of out online platform and apps.
(5) Primarily involved in our advertising business.
(6) Primarily responsible for back-end services and oeprations related to our TV contents.

On February 5, 2021, we sold the 51% ownership of Horgos Glary Wisdom Marketing Planning Co., Ltd (“Wisdom”) held by Horgos Glory Star Media Co., Ltd (“Horgos”) to Mr. Feng Zhao, who held 49% ownership of Wisdom. Upon the consummation of the sale of Wisdom, Horgos ceased to hold shares in Wisdom and Wisdom was no longer a majority controlled subsidiary of Horgos.

Contractual Arrangements among WFOE, the VIEs and the VIEs Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Glory Star HK is a company registered in Hong Kong. WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIE’s based on the VIE Contracts. As a result of VIE Contracts, Glory Star HK exerts control over GSNM’s consolidated affiliated entities in the PRC and consolidates their operating results in our financial statements under U.S. GAAP. The following is a summary of the VIE Contracts that provide us with effective control of the VIEs and that enables it to receive substantially all of the economic benefit from our operations.

Contracts that give us effective control of the VIEs

Business Cooperation Agreement.  WFOE entered into separate business cooperation agreements with Xing Cui Can and Horgos, and their respective shareholders in September 2019, pursuant to which (1) each VIE shall not enter into any transaction which may materially affect such VIE’s assets, obligations, rights and operations without the written consent of WFOE; (2) each VIE and the VIE shareholders agree to accept suggestions by WFOE in respect of the employment and dismissal of such VIE’s employees, daily operations, dividend distribution and financial management of such VIE; and (3) the VIE and the VIE shareholders shall only appoint individuals designated by WFOE as the director, general manager, chief financial officer and other senior management members. In addition, each of the VIE shareholders agree that (i) unless required by WFOE, will not make any decisions or otherwise request the VIE to distribute any profits, funds, assets or property to the VIE shareholders, or (ii) issue any dividends or other distribution with respect to the shares of the VIE held by the VIE shareholders. The term of each business cooperation agreement is perpetual unless terminated by WFOE upon thirty (30) days advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or our designee).

Exclusive Option Agreement.  WFOE entered into separate exclusive option agreements with Xing Cui Can and Horgos, and their respective shareholders in September 2019. Pursuant to these exclusive option agreements, the VIE shareholders have granted WFOE (or our designee) an option to acquire all or a portion of each of their equity interests in the VIEs at the price equivalent to the lowest price then permitted under PRC law. If the equity interests are transferred in installments, the purchase price for each installment shall be pro rata to the equity interests transferred. WFOE may, at our sole discretion, at any time exercise the option granted by the VIE shareholders. Moreover, WFOE may transfer such option to any third party. The VIE shareholders may not, among other obligations, change or amend the articles of association and bylaws of the VIE, increase or decrease the registered capital of the VIEs, sell, transfer, mortgage or dispose of their equity interest in any way, or incur, inherit, guarantee or assume any debt except for debts incurred in the ordinary course of business unless otherwise expressly agreed to by WFOE, and enter into any material contracts except in the ordinary course of business unless otherwise expressly agreed to by WFOE. The term of each of these exclusive option agreements is 10 years and will be extended automatically for successive 5 year terms except where WFOE provides prior written notice otherwise. The exclusive option agreements may be terminated by WFOE upon thirty (30) days advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or our designee).

Share Pledge Agreement.  WFOE entered into separate share pledge agreements with Xing Cui Can and Horgos, and their respective shareholders in September 2019. Pursuant to these share pledge agreements, the VIE shareholders have pledged all of their equity interests in the VIEs as priority security interest in favor of WFOE to secure the performance of the VIEs and their shareholders’ performance of their obligations under, where applicable, (i) the Master Exclusive Service Agreement, (ii) the Business Cooperation Agreement, and (iii) the Exclusive Option Agreements (collectively the “Principal Agreements”). WFOE is entitled to exercise our right to dispose of the VIE shareholders’ pledged interests in the equity of the VIE in the event that either the VIE shareholders or the VIE fails to perform their respective obligations under the Principal Agreements. The equity pledge agreements will remain in full force and remain effective until the VIE and the VIE shareholders have satisfied their obligations under the Principal Agreements.

Proxy Agreements and Powers of Attorney.  WFOE entered into separate Proxy Agreements and Powers of Attorney with Xing Cui Can and Horgos, and their respective shareholders in September 2019. Pursuant to the proxy agreements and powers of attorney, each VIE shareholder irrevocably nominates and appoints WFOE or any natural person designated by WFOE as our attorney-in-fact to exercise all rights of such VIE equity holder in such VIE, including, but not limited to, (i) execute and deliver any and all written decisions and to sign any minutes of meetings of the board or shareholder of the VIE, (ii) make shareholder’s decisions on any matters of the VIE, including without limitation, the sale, transfer, mortgage, pledge or disposal of any or all of the assets of the VIE, (iii) sell, transfer, pledge or dispose of any or all shares in the VIE, (iv) nominate, appoint, or remove the directors, supervisors and senior management members of the VIE when necessary, (v) oversee the business performance of the VIE, (vi) have full access to the financial information of the VIE, (vii) file any shareholder lawsuits or take other legal action against the VIE’s directors or senior management members, (viii) approve annual budget or declare dividends, (ix) manage and dispose of the assets of the VIE, (x) have the full rights to control and manage the VIE’s finance, accounting and daily operations, (xi) approve filing of any documents with the relevant governmental authorities or regulatory bodies, and (xii) any other rights provided by the VIE’s charters and/or the relevant laws and regulations on the VIE shareholders. The proxy agreements and powers of attorney shall remain in effect during the term of the Exclusive Service Agreements.

Confirmation and Guarantee Letter.  Each of the VIE shareholders signed a confirmation and guarantee letter in September 2019, pursuant to which each VIE equity holder agreed to fully implement the arrangements set forth in the Principal Agreements, Share Pledge Agreement, and the Proxy Agreement and Power of Attorney, and agreed to not carry out any act which may be contrary to the purpose or intent of such agreements.

Spousal Consent.  Each of the VIE shareholders’ spouses, if applicable, signed a spousal consent in September 2019 pursuant to which the spouse of each of the shareholders acknowledges that the equity interests in Horgos and Xing Cui Can held by the spouse will be disposed according to the arrangements set forth in the Principal Agreements, Share Pledge Agreement, and the Proxy Agreement and Power of Attorney and undertakes not to carry out any act with the intent to interfere with the arrangements set forth in aforementioned agreements, and agree to be bound by the aforementioned agreements if they receive any equity interests in Horgos and Xing Cui Can.

Contracts that enable us to receive substantially all of the economic benefit from the VIEs

Master Exclusive Service Agreements.  WFOE entered into separate Exclusive Service Agreements with Xing Cui Can and Horgos in September 2019, pursuant to which WFOE provides exclusive technology support and services, staff training and consultation services, public relation services, market development, planning and consultation services, human resource management services, licensing of intellectual property, and other services as determined by the parties. In exchange, the VIEs pay service fees to WFOE equal to the pre-tax profits of the VIEs less (i) accumulated losses of the VIEs and their subsidiaries in the previous financial year, (ii) operating costs, expenses, and taxes, and (iii) reasonable operating profits under applicable PRC tax law and practices. During the term of these agreements, WFOE has the right to adjust the amount and time of payment of the service fees at our sole discretion without the consent of the VIEs. WFOE (or our service provider) will own any intellectual property arising from the performance of these agreements. The term of each of these Exclusive Service Agreements is perpetual unless terminated by WFOE upon thirty (30) days’ advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or our designee) 10 years under the Option Agreement.

D.  Property, Plants and Equipment

Our principal executive office is located at 22F, Xinhua Technology Building, No. 8 Tuofangying Road, Jiangtai, Chaoyang District, Beijing, People’s Republic of China, which has approximately 1,770 square meters of office space. As of December 31, 2020, we also rent an additional seven (7) facilities primarily used for office space. We lease a total of 2,317 square meters of office space, including our principal executive office. We pay monthly rent of approximately $40,832 per month. We believe that our current offices are suitable and adequate to operate our business at this time. We do not own any real property.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Explanatory Note

For the purpose this Item 5 Operating and Financial Review and Prospects, we have omitted the discussion of historical information for the year ended December 31, 2018 as our predecessor TKK was a blank check company prior to the Business Combination and the Business Combination was completed on February 14, 2020. The Management’s Discussion and Analysis of Financial Conditions and Results of Operations for Glory Star can be found in our Current Report on Form 8-K/A (Amendment No. 2) filed with the SEC on March 31, 2020 and the Management’s Discussion and Analysis of Financial Conditions and Results of Operations for TKK can be found in our Annual Report on Form 10-K filed with the SEC on March 31, 2020.

Overview

Prior to the Business Combination, TKK was a blank check company incorporated on February 5, 2018 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses.

On February 14, 2020, our predecessor, TKK, consummated a Business Combination contemplated by the Share Exchange Agreement dated as of September 6, 2019, as amended (“Share Exchange Agreement”), by and among TKK, Glory Star New Media Group Limited, a Cayman Islands exempted company (“Glory Star”), Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company (“WFOE”) incorporated in the People’s Republic of China (“PRC”) and indirectly wholly-owned by Glory Star, Xing Cui Can, Horgos, each of Glory Star’s shareholders (collectively, the “Sellers”), TKK Symphony Sponsor 1, TKK’s sponsor (the “Sponsor”), in the capacity as the representative from and after the closing of the Business Combination for TKK’s shareholders other than the Sellers, and Bing Zhang, in the capacity as the representative for the Sellers thereunder, pursuant to which Glory Star New Media Group Holdings Limited (“GS Holdings”) acquired 100% of the equity interests of Glory Star from the Sellers.

Upon the close of the Business Combination, we acquired all of the issued and outstanding securities of Glory Star in exchange for approximately 46,204,025 of our ordinary shares, which includes 5,000,000 ordinary shares that were issued to the former shareholders of Glory Star because certain financial performance targets were attained for the 2019 fiscal year. The former shareholders of Glory Star will have the right to an additional 5,000,000 of our ordinary shares if we meet certain financial performance targets for the 2020 fiscal year.

In connection with the Share Exchange Agreement:

- TKK entered into a Registration Rights Agreement (“Registration Rights Agreement”) with the Sponsor and the Sellers pursuant to which TKK will grant certain registration rights to the Sellers with respect to the registration of the Closing Payment Shares and Earn out Shares.

- TKK entered into a Lock-Up Agreement (“Lock-Up Agreement”) with certain Sellers that directly or indirectly own in excess of 10% of Glory Star Group equity prior to the Closing pursuant to which each Seller party thereto agreed that such Seller will not, during the period from the Closing and ending on the earlier of (i) with respect to 50% of the Closing Payment Shares (including Escrow Shares) and Earn out Shares (“Restricted Securities”), (x) the six month anniversary of the date of the Closing, (y) the date on which the Closing sale price of our ordinary shares equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period commencing after the Closing, and (z) the date after the Closing on which we consummate a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party (a “Subsequent Transaction”), and (ii) with respect to the remaining 50% of the Restricted Securities, (x) the one year anniversary of the date of the Closing and (y) the date after the Closing on which we consummate a Subsequent Transaction, sell, transfer, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, the Restricted Securities, or publicly disclose the intention to do any of the foregoing. The Lock-Up Agreement expired February 14, 2021.

- TKK entered into a Non-Competition and Non-Solicitation Agreement (“Non-Competition Agreement”) with certain Sellers that directly or indirectly own in excess of 30% of Glory Star’s equity prior to the Closing (including Glory Star Group’s chairman) and their principal shareholders (together with the applicable Seller, the “Subject Parties”). Under the Non-Competition Agreements, for a period of three (3) years after the Closing, each Subject Party and our affiliates will not, without our prior written consent, anywhere in the PRC or any other markets directly or indirectly engage in which we are engaged, or are actively contemplating to become engaged, in the Business (as defined below) (or own, manage, finance or control, or become engaged or serve as an officer, director, employee, member, partner, agent, consultant, advisor or representative of, an entity that engages in) of online media and entertainment services (collectively, the “Business”). However, the Subject Parties and their respective affiliates may own passive investments of no more than 3% of any class of outstanding equity interests in a competitor that is publicly traded, so long as the Subject Parties and their affiliates and their respective directors, officers, managers and employees who were involved with the our business, and the immediate family members of the Subject Parties or their respective affiliates, are not involved in the management or control of such competitor. Under the Non-Competition Agreements, during such restricted period, the Subject Parties also will not, without our prior written consent, (i) solicit or hire our employees, consultants or independent contractors as of the Closing (or during the year prior to the Closing) or otherwise interfere with our relationships with such persons, (ii) solicit or divert our customers as of the Closing (or during the year prior to the Closing) relating to the Business or otherwise interfere with our contractual relationships with such persons, or (iii) interfere with or disrupt any of our vendors, suppliers, distributors, agents or other service providers for a purpose competitive with us as it relates to the Business. The Subject Parties will also agree in each Non-Competition Agreement to not disparage us and to keep confidential and not use our confidential information.

Immediately after the Business Combination, our public shareholders own approximately 5.05% of GS Holdings, TKK’s former directors, officers and initial shareholders, including the Sponsor, and EarlyBirdCapital, Inc. (“EBC”) own approximately 12.16% of GS Holdings, and the Sellers own approximately 82.79% of GS Holdings.

As a result of the Business Combination, Sellers became the controlling shareholders of the Company. The Business Combination was accounted for as a reverse merger, wherein Glory Star is considered the acquirer for accounting and financial reporting purposes and the transaction was treated as a reverse recapitalization of Glory Star.

Key Factors that Affect Operating Results

The continuation of the global COVID-19 pandemic may negatively affect our business and content production capacity, which could significantly disrupt our business and affect out operating results.

The COVID-19 outbreak has caused business slow-down for us and affected our content production capacity in the first quarter of 2020, resulting in decrease of revenue from our media sector. The extent to which the COVID-19 pandemic may further impact our business and financial performance will depend on future developments, which are highly uncertain and largely beyond our control. Even if the economic impact of COVID-19 gradually recedes, the pandemic will have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate. While we have resumed business operations, there remain significant uncertainties surrounding the COVID-19 outbreak. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or will not occur again. Hence, the extent of the business disruption and the related impact on our financial results and outlook cannot be reasonably assured at this time.

We operate in a capital intensive industry and require a significant amount of cash to fund our operations and to produce or acquire high quality video content. If we fail to obtain sufficient capital to fund our operations, our business, financial condition and future prospects may be materially and adversely affected.

The operation of an internet video streaming content provider and producer of television shows requires significant and continuous investment in content production or acquisition and video production technology. Producing high-quality original content is costly and time-consuming and typically requires a long period of time in order to realize a return on investment, if at all. If we cannot obtain adequate capital to meet our capital needs, we may not be able to fully execute our strategic plans for growth and our business, financial condition and prospects may be materially and adversely affected.

If our efforts to retain users and attract new users for our mobile and on-line video content and e-commerce products are not successful, our business, financial condition and results of operations will be materially and adversely affected.

In addition to our content production for television shows, we have experienced significant user growth for our mobile and on-line video and e-commerce products over the past several years. Our ability to continue to retain users and attract new users will depend in part on our ability to consistently provide our users with compelling content choices, as well as a quality experience for selecting and viewing video content. If we introduce new features or service offerings, or change the mix of existing features and services offerings, in a manner that is not favorably received by our users, we may not be able to attract and retain users and our business, financial condition and results of operations would be materially and adversely affected.

We operate in a highly competitive market and we may not be able to compete effectively.

We face significant competition in China in various sub-markets we operate, primarily from Alibaba (Nasdaq: BABA), Pin Duoduo (Nasdaq:PDD), Douyu (Nasdaq: DOYU), Qu Toutiao (Nasdaq: QTT), Mango Media (SZ.300413), and TVZone Media (SH.603721). We compete for users, usage time, advertising customers, and shoppers. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users, usage time and advertising customers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities, and making investments in and acquisitions of our business partners. If any of our competitors achieves greater market acceptance than we do or are able to offer more attractive internet video content, our user traffic and our market share may decrease, which may result in a loss of advertising customers, shoppers, and users, as well as have a material and adverse effect on our business, financial condition and results of operations. We also face competition for users and user time from major television stations, which are increasing their internet video offerings. We also face competition from users and user time from other internet media and entertainment services, such as internet and social media platforms that offer content in emerging and innovative media formats.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. Our well-recognized brand is critical to increasing our user base and, in turn, expanding our shoppers for our e-commerce platform and attractiveness to advertising customers and content providers. Since the internet video industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to become and remain a market leader in China, which may be difficult and expensive to accomplish. To the extent our original content is perceived as low quality or otherwise not appealing to users, our ability to maintain and enhance our brand may be adversely impacted which in turn may result in a loss of users for our mobile and online video and e-commerce platform.

Increases in professionally-produced content, or PPC, by others may have a material and adverse effect on our business, financial condition and results of operations.

We depend on the quality of our PPC for the success of our business model. The amount of PPC, especially TV series and movies, has recently increased significantly in China and may continue to increase in the future. Due to relatively robust online advertising budgets, internet video streaming platforms are generating more revenues and are competing aggressively to produce and license more PPC in general. As the demand for quality PPC grows, the number of PPC producers will likely grow, resulting in an increase in competition for our users and usage time, which in turn may result in a loss of advertising customers, users, and shoppers on our e-commerce platform. Any significant loss in advertising customers, users, or shoppers on our e-commerce platform would have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to manage our growth effectively.

We have experienced rapid growth since we launched our services in 2016. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures, compliance and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with distributors, advertising customers, and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to risks relating to the nature of China’s advertising industry, including frequent and sudden changes in advertising proposals.

The nature of the advertising business in China is such that sudden changes in advertising proposals and actual advertisements are frequent. In China, television stations, as the advertising publisher, remain responsible for the content of advertisements, and as a result, television stations may reject or recommend changes to the content of advertisements. We strive to minimize problems related to work for clients by encouraging the conclusion of basic written agreements, but we are exposed to the risk of unforeseen incidents or disputes with advertising clients. In addition, similar to other companies in our industry in the PRC where relationships between advertising clients within a particular industry and advertising companies are not typically exclusive, we are currently acting for multiple clients within a single industry in a number of industries. If this practice in China is to change in favor of exclusive relationships and if our efforts to respond to this change are ineffective, our business, results of operations and financial condition could be materially and adversely affected.

A. Operating Results

Our operating results are affected by the competitive environment both in media and online retail industries, our ability to retain customer stickiness and increase market shares which plays a vital role. In the first quarter of 2020, our content production capacity was adversely impacted by the COVID-19 lockdown restrictions, resulting our revenues from media sector were so affected. However, our online retail has experienced an uptick due to the growing number of online shoppers. In addition, our operating results are also determined by the economic recovery in China.

COVID-19 Affecting Our Results of Operations

In December 2019, COVID-19 started to spread in China, and then to other parts of the world in early 2020. The COVID-19 pandemic has resulted in quarantines, travel restrictions, and temporary closure of stores and facilities in China and elsewhere.

With the rapid spread of COVID-19, the global economy is under tremendous pressure and has triggered unprecedented policy changes in governments around the world. However, if the epidemic is not controlled in a timely manner, this could adversely affect businesses in China. We are closely monitoring the development of COVID-19 and continuously evaluate the potential impact on our industry and Company.

Although the COVID-19 outbreak may materially adversely affect the global economic, there is a high rapid growth in the online entertainment and online consumption due to the restrictions on outdoor activities. We have seen a rapid growth in its mobile and online operation during this period. As of our fiscal year ended December 31, 2020 as compared to the fiscal year ended December 31, 2019, the number of downloads of our CHEERS App has increased by 98%, DAUs has increased by 180% and the average playback length of each video has increased by 39%.

Our e-Mall has also experienced a rapid growth. As of December 31, 2020, our e-Mall has carried 24,975 SKUs in total compared to 13,180 as of December 31, 2019, and the GMV of our e-Mall also increased by 581% as compared to the GMV of the fiscal year ended December 31, 2019.

We have confidence in our overall market positioning and strategy. With a strong and efficient execution, we believe that our operating net income will continue to increase and we will be able to provide more valuable content and products to our users and customers.

Results of Operations

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

(in U.S. dollars in thousands, except for percentages)
	For the years ended
	December 31,
	2019		2020		Change
	$	%	$	%	$	%
Revenues	65,777	100.00	123,763	100.00	57,986	88.16
Operating expenses:
Cost of revenues	(31,901)	48.50	(38,481)	31.09	6,580	20.63
Selling and marketing	(3,154)	4.79	(43,827)	35.41	40,673	1,289.57
General and administrative	(3,134)	4.76	(10,095)	8.16	6,961	222.11
Research and development	(749)	1.14	(691)	0.56	(58)	(7.74)
Total operating expenses	(38,937)	59.20	(93,094)	75.22	54,156	139.08

Income from operations	26,839	40.80	30,669	24,78	3,830	14.27

Total other (expenses) income	(245)	(0.37)	249	0.20	494	(201.63)
Income before income taxes	26,594	40.43	30,918	24.98	4,324	16.26
Income tax expense	(191)	(0.29)	(1,673)	(1.35)	(1,482)	775.92
Net income	26,403	40.14	29,245	23.63	2,842	10.76

Revenues

We primarily have four broad categories of revenues: copyright licensing, advertising, customized content production and CHEERS e-Mall market service.

Our revenues for the year ended December 31, 2020 increased by $58.0 million, or 88.2%, to $123.8 million compared to $65.8 million for the year ended December 31, 2019, which was mainly due to the increase in advertising revenue. The advertising revenue for the year ended December 31, 2020 was $104.7 million, representing an increase of $56.3 million, or 116%, as compared with that of the year ended December 31, 2019.

We distribute and promote our professionally-produced content on our CHEERS App and on a variety of online video platforms, mobile apps, IPTV and television channels, where we generate advertising revenues from traditional pre-video, in-video, and pop-up advertisements. We also generate revenues from soft product placements that are incorporated into our original video content, including our online short videos. In addition, our e-Mall suppliers and distributors have the option to enter into separate advertising agreements for displaying their products in our live streaming shows. Our increase in revenues during fiscal year of 2020 were driven by the following factors:

(1)

Successful development of our self-owned mobile CHEERS application that allows its users to access its online video content, live streaming shows, online games and shopping.

Benefiting from the explosive growth of live shows, our mobile application has attracted numerous active users and provides a platform for more advertisers. Although the COVID-19 outbreak may materially adversely affect the global economy, there is a high rapid growth in the online entertainment and online consumption due to the restriction on outdoor activities. As a result, we have seen a rapid growth in advertising demand for advertisements on our CHEERS platform, online short videos and live streaming shows, which led to an increase in advertising service orders.

(2)

Increase in the average price for each kind of advertisement.

We enhanced our production ability to provide flexible content tailored to the various demands of our customers, as well as providing advertisements suitable for our different short video scenarios in 2020, both of which were sold at higher price as compared with 2019. We refined the event model of live streaming shows in early 2020 and started to provide title sponsor advertising services with higher price after the first quarter of 2020. In addition, the forms of CHEERS APP advertisements diversified with the addition of floating windows, homepage pop-up windows, information streams, and the price for these advertisements increased accordingly.

Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

Cost of revenues consists primarily of production cost of TV series, short stream video, live stream and network drama, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of our online game and shopping platform CHEERS App such as bandwidth cost and amortization of intangible assets. Our cost of revenues increased by $6.6 million, or 20.63%, to $38.5 million for the year ended December 31, 2020 from $31.9 million for year ended December 31, 2019, mainly attributed by the increase of production cost associated with content to improve diversity, quantity and content richness and the bandwidth cost. When compared to our increase in revenues, our cost of revenues was effectively controlled due to economies of scale and substantial improvement of the operating efficiency of our CHEERS application.

Our sales and marketing expenses primarily consist of salaries and benefits of sales department, user acquisition expense, advertising fee, travelling expense and CHEERS e-Mall marketing expense. Our sales and marketing expenses increased by $40.7 million, or 1289.66% to $43.8 million for the year ended December 31, 2020 from $3.2 million for the year ended December 31, 2019. Such increase was primarily due to (1) an increase of $40.9 million advertising fees associated with our marketing and user acquisition activities based on our continuation strategy in enhancing our brand recognition to attract new customers for our CHEERS application and CHEERS e-Mall, (2) an increase of $0.35 million in share-based compensation expenses.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management and bad debt provision expense for accounts receivable and professional service fees. Our general and administrative expenses increased by $7.0 million, or 222.11%, to $10.1 million for the year ended December 31, 2020 from $3.1 million for the year ended December 31, 2019. Such increase was mainly due to the increase of $4.6 million of share-based compensation for our employees in management functions, and the increase of $1.8 million of share-based compensation to non-employees providing professional services related to the Business Combination.

Our research and development expenses consist primarily of salaries and benefits for our research and development department. Research and development expenses for the years ended December 31, 2019 and 2020 were $0.7 million and $0.7 million, respectively.

Other expense, net

Other expenses for the year ended December 31, 2019 was net of $0.2 million, which mainly presents our interest expenses, net of our non-operating income. Other income for the year ended December 31, 2020 was net of $0.2 million, mainly due to the subsidy income from local tax authority, net of interest expense.

Income tax expense, net

Income tax expense for the year ended December 31, 2019 was net of $0.2 million, as compared to net of $1.7 million for the year ended December 31, 2020.

Net Income

As a result of the foregoing, we had a net income of $29.2 million in 2020, as compared to a net income of $26.4 million in 2019.

Segment information

We have two operating segments, namely Cheers APP Internet Business and Traditional Media Businesses. Our Cheers APP Internet Business generates advertising revenue from broadcasting IP short videos, live streaming and APP advertising through our Cheers APP and service revenue from our Cheers E-mall marketplace. Our Traditional Media Business mainly contributes to the advertising revenue from our Cheers TV-series, copyright revenue, customized content production revenue and others. The CODM measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

	For the Years Ended December 31,
	2019	2020
	(in thousands of U.S. dollars)

Net revenues:
Cheers APP Internet Business	$28,301	$83,573
Traditional Media Business	37,476	40,190
Total segment net revenues	$65,777	$123,763
Total consolidated net revenues	$65,777	$123,763
Operating income：
Cheers APP Internet Business	$11,548	$24,343
Traditional Media Business	15,291	11,707
Total segment operating income	$26,839	$36,050
Unallocated item*	-	(5,381)
Total consolidated operating income	$26,839	$30,669

*	The unallocated item for the year ended December 31, 2020 presents the share-based compensation for employees, which is not allocated to segments.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of accounts receivable, the recoverability of long-lived assets, unamortized produced content, revenue recognition and Share-based compensation. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Accounts Receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration (including billed and unbilled amount) when the Company has satisfied its performance obligation. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. The Company maintains allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyses historical bad debt, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

Unamortized produced content

Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to enter into arrangements with third parties to co-produce certain of its productions.

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the years ended December 31, 2019 and 2020, $17.2 million and $16.0 million were amortized to the cost of sales, respectively, and as of December 31, 2019 and 2020, no impairment allowance was recorded.

Impairment of long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2019 and 2020.

Revenue Recognition

The Company early adopted the new revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, on January 1, 2017. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company mainly offers and generates revenue from the copyright licensing of self-produced content, advertising and customized content production and others. Revenue recognition policies are discussed as follows:

Copyright revenue

The Company self produces or coproduces TV series featuring lifestyle, culture and fashion, and licenses the copyright of the TV series on an episode basis to the customer for broadcast over a period of time. Generally, the Company signs a contract with a customer which requires the Company to deliver a series of episodes that are substantially the same and that have the same pattern of transfer to the customer. Accordingly, the delivery of the series of episodes is defined as the only performance obligation in the contract.

For the TV series produced solely by the Company, the Company satisfies its performance obligation over time by measuring the progress toward the delivery of the entire series of episodes which is made available to the licensee for exhibition after the license period has begun. Therefore, the copyright revenue in a contract is recognized over time based on the progress of the number of episodes delivered.

The Company also coproduces TV series with other producers and licenses the copyright to third-party video broadcast platforms for broadcast. For TV series produced by Glory Star Group with co-producers, the Company satisfies its performance obligations over time by the delivery of the entire series of episodes to the customer, and requires the customer to pay consideration based on the number and the unit price of valid subsequent views of the TV series that occur on a broadcast platform. Therefore, the copyright revenue is recognized when the later of the valid subsequent view occurs or the performance obligation relating to the delivery of a number of episodes has been satisfied.

Advertising revenue

The Company generates revenue from sales of various forms of advertising on its TV series and streaming content by way of 1) advertisement displays, or 2) the integration of promotion activities in TV series and content to be broadcast. Advertising contracts are signed to establish the different contract prices for different advertising scenarios, consistent with the advertising period. The Company enters into advertising contracts directly with the advertisers or the third-party advertising agencies that represent advertisers.

For the contracts that involve the third-party advertising agencies, the Company is principal as the Company is responsible for fulfilling the promise of providing advertising services and has the discretion in establishing the price for the specified advertisement. Under a framework contract, the Company receives separate purchase orders from advertising agencies before the broadcast. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized monthly over the service period of the purchase order.

For contracts signed directly with the advertisers, the Company commits to display a series of advertisements which are substantially the same or similar in content and transfer pattern, and the display of the whole series of advertisements is identified as the single performance obligation under the contract. The Company satisfies its performance obligations over time by measuring the progress toward the display of the whole series of advertisements in a contract, and advertising revenue is recognized over time based on the number of advertisements displayed.

Payment terms and conditions vary by contract types, and terms typically include a requirement for payment within a period from 6 to 9 months. Both direct advertisers and third-party advertising agencies are generally billed at the end of the display period and require the Company to issue VAT invoices in order to make their payments.

Customized content production revenue

The Company produces customized short streaming videos according to its customers’ requirement, and earns fixed fees based on delivery. Revenue is recognized upon the delivery of short streaming videos.

CHEERS e-Mall marketplace service revenue

The Company through CHEERS E-mall, an online e-commerce platform, enables third-party merchants to sell their products to consumers in China. The Company charges fees for platform services to merchants for sales transactions completed on the Cheer E-Mall including but not limited to products displaying, promotion and transaction settlement services. The Company does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Transaction services fee is determined as the difference between the platform sales price and the settlement price with the merchants. CHEERS E-mall marketplace service revenue is recognized at a point of time when the Company’s performance obligation to provide marketplace services to the merchants are determined to have been completed under each sales transaction upon the consumers confirming the receipts of goods. Payments for services are generally received before deliveries.

The Company provides coupons to consumers at our own discretion as incentives to promote CHEERS E-mall marketplace with validity usually around or less than one week, which can only be used in future purchases of eligible merchandise offered on CHEERS E-mall to reduce purchase price that are not specific to any merchant. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered consideration payable to customers. As the consumers are required to make future purchases of the merchants’ merchandise to redeem these coupons, the Company does not accrue any expense for coupons when granted and recognizes the amounts of redeemed coupons as marketing expenses when future purchases are made.

Other Revenues

Other revenue primarily consists of copyrights trading of purchased and produced TV-series and the sales of products on Taobao platform. For copyright licensing of purchased and produced TV-series, the Company recognize revenue on net basis at a point of time upon the delivery of master tape and authorization of broadcasting right. For sales of product, the company recognize revenue upon the transfer of products according to the fixed price and production amount in sales orders.

The following table identifies the disaggregation of our revenue for the years ended December 31, 2019 and 2020, respectively:

	For the years ended December 31,
	2019	2020
	(In U.S. dollars in thousands)

Category of Revenue:
Advertising revenue	$48,391	$104,664
Customized content production revenue	9,098	10,200
Copyrights revenue	7,369	6,883
CHEERS e-Mall marketplace service revenue	670	1,517
Other revenue	249	499
Total	$65,777	$123,763

Timing of Revenue Recognition:
Services transferred over time	$64,858	$121,747
Services transferred at a point in time	670	1,517
Goods transferred at a point in time	249	499
Total	$65,777	$123,763

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company does not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

Share-based compensation

The Company periodically grants restricted ordinary shares to eligible employees and non-employee consultants. The Group accounts for share-based awards issued to employees and non-employee consultants in accordance with ASC Topic 718 Compensation – Stock Compensation. The share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using the straight line method over the requisite service period, which is the vesting period.

Share-based compensation in relation to the restricted ordinary shares is measured based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based restricted shares. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2019 and 2020.

The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,364). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. As of December 31, 2020, the tax years ended December 31, 2017 through December 31, 2020 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently assessing the impact of adopting this standard, but based on a preliminary assessment, does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

B. Liquidity and Capital Resources

As of December 31, 2019, and 2020, our principal sources of liquidity were cash of approximately $6.9 million and $17.7 million, respectively. Working capital at December 31, 2020 was $67.8 million. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantially all of our cash and cash equivalents as of December 31, 2020 were held in China, of which all are denominated in Renminbi (RMB). In addition, we are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and VIEs in China. As a result, our ability to pay dividends, if any, depends upon dividends paid by our wholly-owned subsidiaries. We do not anticipate to pay any dividends in the future as any net income earned will be reinvested in the Company. In addition, our WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our WFOE to business development and do not plan to request dividend distributions from the WFOE.

If we experiences an adverse operating environment or incurred anticipated capital expenditure requirement, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that the additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale or additional securities. Any financing, which involves the sale of equity securities or instruments that are convertible into equity securities, could result in immediate and possibly significant dilutions to our existing shareholders.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	Years Ended December 31,
	2019	2020
	(in thousands of U.S. dollars)
Net cash provided by operating activities	26,092	8,741
Net cash used in investing activities	(15,318)	(4,418)
Net cash (used in) provided by financing activities	(6,224)	5,381
Effect of exchange rate changes	(68)	1,108
Net increase in cash, cash equivalents and restricted cash	4,482	10,812

We primarily fund our operations from our net revenues and bank loans. During the past two fiscal years, our account receivables have increased and we have had to supplement our cash flow. We intend to continue focusing on timelier collections of account receivable which should enhance our cash flows. We anticipate that the major capital expenditure in the near future is for the further enhancement of our CHEERS App. To enhance its proposed growth, we anticipate raising capital through the issuance of equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating Activities

Net cash provided by operating activities was $26.1 million for the year ended December 31, 2019. This consisted primarily of net income of $26.4 million, and a decrease of prepayment of $4.5 million due to the decrease of the purchase of production content from third party and the increase of own produce content, a decrease of unamortized produced content of $1.3 million, an increase of accounts payable of $3.9 million; partially offset by an increase of accounts receivable in the amount of $12.7 million as a result of the increased revenue.

Net cash provided by operating activities was $8.7 million for the year ended December 31, 2020. This consisted primarily of net income of $29.2 million, and an increase in accounts payable of $2.8 million, an increase in accrued liabilities and other payables of $5.2 million mainly arising from the cash receipt in advance from Cheers e-Mall marketplace; partially offset by an increase of accounts receivable in the amount of $24.0 million that are in line with our reported increased revenue for the year ended December 31, 2020 as compared to the year ended December 31, 2019, as well as the increase of prepayment of $19.3 million that was mainly due to the increase of prepayments for two co-produced TV series amounted to $17.5 million and the prepayment for software development amounted to $3.1 million.

Investing Activities

Net cash used in investing activities was $15.3 million for the year ended December 31, 2019, which was primarily derived from the payments to the acquisition of intangible assets and the purchases of equipment, which was acquired to enhance the shopping, game, media functions of CHEERS App for the future growth of business and operation.

Net cash used in investing activities was $4.4 million for the year ended December 31, 2020, which was primarily derived from the $2.7 million payments for the acquisition of intangible assets, and payments for short term investment of $1.6 million.

Financing Activities

Net cash used in financing activities was $6.2 million for the year ended December 31, 2019, consisted of the repayments of bank loans of $9.4 million due to the maturity of bank loans; offset by the capital contribution of $3.2 million from Glory Star Group shareholders.

Net cash provided by financing activities was $5.4 million for the year ended December 31, 2020, consisted of the withdraw of bank loans of $5.5 million; partially offset by the payment of loan origination fees in the amount of $0.1 million.

C. Research and development

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We compete aggressively for engineering talent and work closely with top IT firms through outsourcing to address challenges such as AI recommended search engine, block chain scoring e-mall, network games battle platform, data warehouse, social networking E-commence V3.0, video media warehouse. In 2019 and 2020, our research and development expenditures were $0.7 and $0.7 million, respectively. In addition, intangible asset increased by $2,8 million, as research and development expenditures can be capitalized. The company continues investing and improving the current Cheers APP to further increase user friendliness, functionality and efficiency to the next level.

D. Trend information

See “—A. Operating Results” of this Item 5 and “Item 3.D. Key Information—Risk Factors” of this annual report.

E. Off-Balance Sheet Arrangements

Glory Star Group did not have during the periods presented, and it does not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

The following is a schedule, by years, of our commitments and obligations as of December 31, 2020:

	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of U.S. dollars)

Capital commitments	$7,049	$2,292	$4,757	-	-
Operating lease commitments for offices	$2,025	$528	$982	$515	-
Loan principal and interest expense obligation	$6,590	$5,211	$1,379	-	-

1) Our capital commitments primarily relate to the further development of our CHEERS application for user friendliness and the development of more technical applications.

2) We lease offices which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2020, our future lease payments totaled $2.0 million.

3) Loan principal and interest expense obligation represents the amounts due to various banks.

G. Safe Harbor

See “Cautionary Language Regarding Forward-Looking Statements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table set forth the names and ages as of our current directors, executive officers and significant employees as of the date of this annual report.

Name	Age	Position
Bing Zhang	53	Director (Chairman) and Chief Executive Officer
Jia Lu	40	Director and Senior Vice President of Glory Star Media (Beijing) Co., Ltd.
Ke Chen	42	Independent Director
Ming Shu Leung	45	Independent Director
Yong Li	51	Independent Director
Perry Lu	38	Chief Financial Officer
Ran Zhang	40	Director, Vice President (in charge of distribution/channels/publicity/chief editor’s office), and Supervisor of Glory Star Media (Beijing) Co., Ltd.

The address and telephone number of each director and executive officer of the Company is: 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016 (Tel:+ 86-10-87700500).

The following is a brief biography of each of our executive officers and directors:

Mr. Bing Zhang became our chairman, director and chief executive officer in February 2020 upon the consummation of the Business Combination. Mr. Zhang has been the chairman of Glory Star Group since 2019 and he also serves as the chief executive officer of Horgos and Xing Cui Can since 2016. From 2011 to 2016, Mr. Zhang was the Vice President of Trends Group as well as Chairman of Board of Directors and General Manager of Trends Star (Beijing) Cultural Media Co., Ltd. Mr. Bing Zhang holds an EMBA Degree of Tsinghua SEM and a Bachelor Degree of Hunan University.

Mr. Jia Lu became our director in February 2020. Mr. Lu is a director and senior vice president of Glory Star Media (Beijing) Co., Ltd., and a director of Horgos Glory Star Media Co., Ltd., Horgos Glary Wisdom Marketing Planning Co., Ltd., Glary Wisdom (Beijing) Marketing Planning Co., Ltd. since 2018, and director of Horgos Glary Prosperity Culture Co., Ltd. since 2017, and senior vice president of Glory Star Media (Beijing) Co., Ltd. Since 2016. From 2011 to 2016, Mr. Lu served as Vice General Manager at Trends Star (Beijing) Cultural Media Co., Ltd. Mr. Lu holds a Bachelor degree of Beijing film academy.

Mr. Ke Chen, became our independent director in September 2020. Mr. Chen is a partner at the Beijing Chang-An Law Firm (“Chang-An”), Beijing P.R. China, since 2017 and as its deputy director of the financial securities department from 2014 to 2017. Prior to that time Mr. Chen was an associate at Hogan Lovells since 2004. Mr. Chen focuses his legal practice on banking, stock securities, fund, project finance, merger and acquisition, corporate finance, foreign direct investments, outbound investments, construction, real-estate and regulatory and compliance work. Mr. Chen received a LLB in 2002 and a LLM in 2003 from the University of Buckingham.

Mr. Ming Shu Leung became our independent director in February 2020. Mr. Leung founded internet private equity fund Harmony Capital as the founding partner on January 2018. Mr. Leung has been the company secretary of China ITS (Holdings) Co., Ltd. (中國智能交通系統(控股)有限公司) (a company listed on the Hong Kong Stock Exchange, with stock code: 1900) since January 2008 and the chief financial officer of this company from January 2008 to January 2018. He has also been an independent non-executive director of Comtec Solar Systems Group Limited (卡姆丹克太陽能系統集團有限 公司) (a company listed on the Hong Kong Stock Exchange, with stock code: 712) since June 2008, an independent non-executive director of Sun.King Power Electronics Group Limited (a company listed on the Hong Kong Stock Exchange, with stock code: 580) since March 2017, and an independent non-executive director of Cabbeen Fashion Limited (卡賓服飾有限公司) (a company listed on the Hong Kong Stock Exchange, with stock code: 2030) since February 2013.Mr. Leung has over 15 years of experience in the areas of corporate finance and accounting. Mr. Leung started his professional career at PricewaterhouseCoopers in Hong Kong as an auditor in 1998, where he was responsible for performing statutory audit work on listed companies in Hong Kong. He then worked at the global corporate finance division of Arthur Andersen & Co. in Hong Kong, which subsequently merged with PricewaterhouseCoopers, until December 2000, where he was responsible for conducting financial advisory services for government bodies and corporate clients. Mr. Leung then spent approximately three years from February 2003 to January 2006 at CDC Corporation, a NASDAQ listed company, as a senior manager in the mergers and acquisitions department, and as the chief financial officer of China.com Inc. (a company listed on the Hong Kong Stock Exchange, where he was responsible for overseeing the entire finance operations, mergers & acquisitions, investors relationship, and other capital market activities of that company.Mr. Leung obtained his bachelor degree in arts with first class honors in accountancy from the City University of Hong Kong in November 1998 and a master degree in accountancy from the Chinese University of Hong Kong in November 2001. He was admitted as a fellow member of the Association of Chartered Certified Accountants in February 2007 and a fellow member of the Hong Kong Institute of Certified Public Accountants in June 2010.

Mr. Yong Li became our independent director in February 2020. Mr. Li is the deputy director of Intelligent Communication Commission of China TV Artists Association (CTAA), Partner of Chengmei Capital and Chairman of Guyuan Culture since June 2019. From 2014 to 2018, Mr. Li served as Chief Inspector/General Manager of Dragon TV Center, Oriental Entertainment Media Group Co., Ltd. From 2011 to 2014, Mr. Li served as the general manager of Shanghai New Media & Entertainment Co. LTD. In addition, Mr. Li was the first to launch “independent producer system” in Shanghai, which has significantly promoted the development of China’s entertainment and media industry. Mr. Li holds a master degree in business from China Europe International Business School in 2006 and a Bachelor of Art in Journalism from Communication University of China in 1991.

Mr. Perry Lu became our Chief Financial Officer in August 2020. Mr. Lu has extensive financial management experience and is a capital market veteran. Prior to the appointment as our chief financial officer, Mr. Lu served as our finance director since April 2020. Prior to joining us, from May 2018 to April 2020 he served as a senior accounting manager in Spruce (Meicai.cn), a leading online grocery platform in China where he helped to build and improve the internal control system, corporate governance system and quality of finance reporting. From July 2017 to May 2018, Mr. Lu served as a senior M&A manager in a Chinese listed company named Visual China Group (000681) where he participated in strategic planning and led many capital projects, such as overseas acquisition, business reorganization, subsidiary spin off, IPO readiness preparation, improved operation efficiency and increased company valuation. From October 2015 to January 2017, Mr. Lu served as a senior finance reporting manager in a US listed company named Fang Holdings Limited (NYSE: SFUN) where he was in charge of US finance reporting, capital market disclosure, investor relationship and company image promotion. From October 2012 to October 2015, Mr. Lu worked for RuiHua certified public accountants, Lenovo Group (00992) from January 2011 to October 2012, Ernst and Young UK from September 2007 to September 2008 and again from September 2009 to August 2010. Mr. Lu received a bachelor’s degree in Accounting from the University of Liverpool, and a master’s degree in Accounting and Finance from the Manchester Metropolitan University.

Ms. Ran Zhang is the director and Supervisor of Glory Star Media (Beijing) Co., Ltd. and a director of Horgos Glory Star Media Co., Ltd. since 2018, and vice president (in charge of distribution/channels/publicity/chief editor’s office) of Glory Star Media (Beijing) Co., Ltd, and supervisor of Xing Cui Can and Leshare Star (Beijing) Technology Co., Ltd. since 2016. From October 2010 to December 2016, she served as Issuance Director at Fashion Starlight (Beijing) Media Co., Ltd. Mrs. Ran Zhang holds a Bachelor degree of Jingshi College of Science and Technology, Beijing Normal University.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

The following table sets forth certain information with respect to compensation for the fiscal year ended December 31, 2020, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded $100,000.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Bing Zhang, Chairman and Chief Executive Officer	83,427	-	2,424,400	**	-	-	-	-	2,507,827

Jia Lu, Director and Senior Vice President*	62,571	-	733,700	**	-	-	-	-	796,271

Ran Zhang, Director and Vice President*	52,142	-	31,900	**	-	-	-	-	84,042

Perry Lu Chief Financial Officer	69,523	-	117,000	***	-	-	-	-	186,523

*	Glory Star Media (Beijing) Co., Ltd.
**	Based on share price of $3.19 per share
***	Based on share price of $3.90 per share

As required by PRC regulations, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. Glory Star Group is required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of its employees up to a maximum amount specified by the local government from time to time. Other than the above-mentioned statutory contributions mandated by applicable PRC law, Glory Star Group has not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Benefit Plans

We do not have any profit sharing plan or similar plans for the benefit of our officers, directors or employees. However, we may establish such plan in the future.

Aggregated Option/Stock Appreciation Right (SAR) exercised and Fiscal year-end Option/SAR value table

Neither our executive officers nor the other individuals listed in the tables above, exercised options or SARs during the last fiscal year.

Equity Compensation Plan Information

On February 14, 2020, our board of directors approved our 2019 Equity Incentive Plan (“2019 Plan”), which was approved by our shareholders on December 23, 2019. The 2019 Plan allows for the award of stock and options, up to 3,732,590 ordinary shares. As of December 31, 2020, we have granted 1,561,000 of our ordinary shares to certain executive officers and employees pursuant to the terms of a Restricted Stock Bonus Grant Notice and Agreement under the 2019 Plan. Please see “Item 6. Directors, Senior Management And Employees—B. Compensation” for grant of shares to our executive officers. No options have been granted under the 2019 Plan.

Long-term incentive plans

No long term incentive awards were granted by us in the last fiscal year.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by it.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by it.

Compensation of Non-Executive Directors

We entered into respective independent director agreements with our independent directors, Messrs. Ming Shu Leung, Yong Li and Ke Chen in connection with their appointments as independent directors of the Company. Pursuant to the independent director agreements, each independent director shall be entitled to a fee of $2,000 per month ($24,000 per year). In addition, we also granted each independent director 2,000 of our ordinary shares pursuant to the terms and conditions of a restricted stock award agreement pursuant to our 2019 Equity Incentive Plan. Each independent director is also entitled to reimbursement for-out of-pocket expenses incurred.

Employment Agreements with Executive Officers

We entered into an Employment Agreement with our chief executive officer, Bing Zhang, effective December 20, 2019. Mr. Zhang is an “at-will” employee.

We entered in an Employment Agreement with our chief financial officer, Perry Lu, effective April 20, 2020. Mr. Lu is an “at-will” employee.

Glory Star Media (Beijing) Co., Ltd entered into an Employment Agreement with our Director and its Senior Vice President, Jia Lu, effective December 20, 2019. Mr. Lu is an “at-will” employee.

Glory Star Media (Beijing) Co., Ltd entered into an Employment Agreement with our Director and Vice President, Ran Zhang, effective December 20, 2019. Ms. Zhang is an “at-will” employee.

There were no performance based cash bonuses paid for years ended December 31, 2020 and 2019. For the year ended December 31, 2020, we granted ordinary shares to our executive officers pursuant to the terms of Restricted Stock Bonus Grant Notice and Agreement under the 2019 Plan, please see “Item 6. Directors, Senior Management And Employees—B. Compensation” for information regarding the grant of shares to our executive officers.

C. Board Practices

Board of Directors

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office for Class I directors, consisting of Messrs. Jia Lu and Ming Shu Leung, will expire at the 2023 annual meeting. The term of office of the Class II directors, consisting of Messrs. Yong Li and Bing Zhang will expire at the 2021 annual meeting and the term of office of the Class III directors, consisting of Mr. Ke Chen will expire at the 2022 annual meeting. Messrs. Lu and Leung were re-elected as Class I directors of the Company during our 2020 Annual General Meeting, which was held on December 26, 2020.

Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our memorandum and articles of association as it deems appropriate. Our memorandum and articles of association provide that our officers may consist of a Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the board of directors.

Director Independence

Currently, each of Messrs. Ming Shu Leung, Yong Li and Ke Chen would be considered an “independent director” under the NASDAQ listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a nominating committee and a compensation committee. Subject to phase-in rules and certain limited exceptions, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NASDAQ require that the compensation committee and nominating committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors, which consists of Messrs. Ming Shu Leung, Yong Li and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Leung is the Chairperson of the audit committee.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual report;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Messrs. Ming Shu Leung, Yong Li and Ke Chen each qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

We have established a nominating committee of the board of directors, which consists of Messrs. Ming Shu Leung, Yong Li and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Messr. Chen is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

We have established a compensation committee of the board of directors, which consists of Messrs. Ming Shu Leung, Yong Li and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Li is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Board Leadership Structure and Role in Risk Oversight

No policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board the flexibility to establish the most appropriate structure for the Company at any given time.

The Board is actively involved in overseeing our risk management processes. The Board focuses on our general risk management strategy and ensures that appropriate risk mitigation strategies are implemented by management. Further, operational and strategic presentations by management to the Board include consideration of the challenges and risks of our businesses, and the Board and management actively engage in discussion on these topics. In addition, each of the Board’s committees considers risk within its area of responsibility.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of our directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Compensation committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our Board of Directors.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our Audit Committee Charter, Nominating Committee Charter and Compensation Committee Charter with the SEC and have made it available on our website at http://ir.yaoshixinghui.com. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. Requests for a copy of the Code of Ethics may be made by writing to the Company at Glory Star New Media Group Holdings Limited, 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China.

D. Employees

As of December 31, 2020, we had approximately 159 full-time employees. The table below sets forth a breakdown of the numbers of employees by functions as of December 31, 2020:

Department	Headcount	Percentage of Total
Human Resource and General Management Department	10	6.3%
Financial Management Department	10	6.3%
Business Development and Securities Department	5	3.2%
Public and Investor Relations Department	9	5.7%
Information Technology and Research Department	12	7.5%
Integrated Content Marketing Department	36	22.6%
Cheers Platform and e-Mall Department	77	48.4%
Total	159	100.00%

We have entered into written employment contracts with all of our employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

As required by PRC regulations, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. An employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 61,977,328 Ordinary Shares outstanding as of March 1, 2021.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned
Name and Address(1)	Number	Percent
Bing Zhang(2)	17,826,863	28.76%
Jia Lu(3)	6,144,116	9.91%
Ran Zhang(4)	1,858,161	3.00%
Ke Chen	0	* %
Ming Shu Leung	2,000	* %
Yong Li	2,000	* %
Perry Lu	30,000	* %
All directors and executive officers as a group (seven individuals):	25,863,140	41.73%

Happy Starlight Limited(2)	17,066,863	27.54%
Sing Wang(5)	5,726,000	9.24%
TKK Symphony Sponsor 1(5)	5,726,000	9.24%
Enjoy Starlight Limited(3)	5,914,116	9.54%
Fashion Starlight Limited(4)	1,848,161	2.98%
Australia Eastern Investment PTY LTD	4,037,834	6.52%
Rich Starlight Limited	3,362,521	5.43%
Wealth Starlight Limited	3,327,831	5.37%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is 22nd Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying Road, Chaoyang District, Beijing, China.

(2)	Mr. Bing Zhang is the director and chief executive officer of Glory Star. Mr. Zhang is sole shareholder and director of Happy Starlight Limited, which holds 27.54% of our ordinary shares.

(3)	Mr. Jia Lu is the director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Mr. Lu is the sole shareholder and a director of Enjoy Starlight Limited, which holds 9.91% of our ordinary shares.

(4)	Ms. Ran Zhang is the director and Supervisor of Glory Star Media (Beijing) Co., Ltd., the director of Horgos Glory Star Media Co., Ltd., vice president (in charge of distribution/channels/publicity/chief editor’s office) of Glory Star Media (Beijing) Co., Ltd, and the supervisor of Xing Cui Can and Leshare Star (Beijing) Technology Co., Ltd. Ms. Zhang is the sole shareholder and a director of Fashion Starlight Limited, which holds 2.98% of our ordinary shares.

(5)	Sing Wang indirectly owns 100% of the equity interest of the Sponsor. Mr. Wang is the sole owner of China Capital Advisors Corporation, which is the sole owner of Texas Kang Kai Capital Partners. Texas Kang Kai Capital Partners owns 100% of the equity interest of TKK Capital Holding, the sole member of the Sponsor. Consequently, Mr. Wang may be deemed the beneficial owner of the shares held by the Sponsor and has sole voting and dispositive control over such securities. Mr. Wang disclaims beneficial ownership of any shares other than to the extent he may have an interest therein, directly or indirectly. The business address is c/o Texas Kang Kai Capital Management (Hong Kong) Limited, 2039, 2/F United Center, 95 Queensway, Admiralty, Hong Kong.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

We conduct our operations in China through our PRC subsidiaries and VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

For a description of certain relationships with related parties, see “Item 4. Information on the Company—A. History and Development of the Company.”

As of December 31, 2019, and 2020, amounts due to related parties consisted of the following:

	December 31, 2019	December 31, 2020
	(in thousands of U.S. Dollars)
Mr. Zhang Bing(1)	$726	$-
Mr. Lu Jia(2)	799	-
Mr.Wang jian (3)	-	230
TKK Symphony Sponsor 1	-	500
	$1,525	$730

(1)	Chairman of the Company’s board of directors and CEO of the Company
(2)	Board member and vice president of the Company.
(3)	Legal representative, Director, and General Manager of Glary Prosperity

The balances of $1.5 million and $0.7 million as of December 31, 2019 and 2020, respectively, were borrowed from related parties for the Company’s working capital needs. The balances are short-term in nature, non-interest bearing, unsecured and repayable on demand.

Convertible promissory note – related party

On September 6, 2019, we issued the Sponsor an unsecured promissory note in a principal amount of up to $1,100,000 (the “Sponsor Note”) for working capital loans made or to be made by the Sponsor, pursuant to which $350,000 of previously provided advances were converted into loans under the Sponsor Note. The Note bore no interest and was due on the earlier of (i) the consummation of a Business Combination or (ii) a liquidation. Up to $1,000,000 of the loans under the Sponsor Note could be converted into warrants, each warrant entitling the holders to receive one half of one ordinary share, at $0.50 per warrant. In September and October 2019, we received an additional $750,000 under the Sponsor Note, bringing the total outstanding balance due under the Sponsor Note as of December 31, 2019 to an aggregate of $1,100,000.

On February 14, 2020, we entered into an amended and restated promissory note with the Sponsor (the “Amended Sponsor Note”) to extend the maturity date from the closing of the Business Combination to a date that is one year from the closing of the Business Combination. In addition, under the Amended Sponsor Note, TKK granted the Sponsor the right to convert the current outstanding balance of $1,400,000 under the Amended Sponsor Note to our ordinary shares at the conversion price equal to the volume-weighted average price of our ordinary shares on Nasdaq or such other securities exchange or securities market on which our ordinary shares are then listed or quoted, for the ten trading days prior to such conversion date; provided, however, the conversion price shall not be less than $5.00. On February 14, 2021, which is the maturity date of the Amended Sponsor Note, the Amended Sponsor Note automatically converted into 280,000 of our ordinary shares at a conversion price of $5.00 per share.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. To the best knowledge of management, there are no material legal proceedings pending against us. There are no proceedings in which any of our directors, officers, or any beneficial shareholder of more than five percent (5%) of our voting securities is an adverse party or has a material interest adverse to us.

Dividend Policy

We presently do not expect to declare or pay such dividends in the foreseeable future and expect to reinvest all undistributed earnings to expand our operations, which our management believes would be of the most benefit to our shareholders. The declaration of dividends, if any, will be subject to the discretion of our Board of Directors, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares and warrants are each listed on the Nasdaq Capital Market under the symbols “GSMG,” and “GSMGW,” respectively. Following the closing of the Business Combination, the Company’s units and rights are no longer traded on the Nasdaq Capital Market under the symbols “TKKSU,” and “TKKSR.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants are each listed on the Nasdaq Capital Market under the symbols “GSMG,” and “GSMGW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Second Amended and Restated Memorandum of Association incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the Commission on February 21, 2020.

C. Material Contracts

On December 29, 2020, we entered into an Amendment to the Share Exchange Agreement with the Sponsor in the capacity as the representative for TKK’s shareholders other than the Sellers, and Bing Zhang, in the capacity as the representative for the Sellers, to (i) adjust the 2020 Earn out Target (defined below) from RMB315,000,000 to RMB182,000,000 (the “Adjustment”) and (ii) to amend and restate Section 1.4(a) of the Share Exchange Agreement to reflect the Adjustment.

Other than as described above, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

E. Taxation

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of such shares.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with Glory Star New Media Group Holdings Limited (the “Company”):

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1	On or in respect of the shares, debentures or other obligations of the Company; or

2.2	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

Hong Kong Taxation

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazette on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We do not believe that we meet all of the conditions above. We are a holding company incorporated outside the PRC in the Cayman Islands. As a holding company, our key assets are our ownership interests in our subsidiaries, and our key assets are located, and our records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take this view.

However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Glory Star Holdings Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Glory Star Holdings Limited is treated as a PRC resident enterprise.

Provided that we are not deemed to be a PRC resident enterprise, shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7 and SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with Circular7 and SAT Circular 37, or to establish that we should not be taxed under these circulars.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	regulated investment companies;
●	consulting investment trusts;
●	broker-dealers;
●	persons that elect to mark their securities to market;
●	U.S. expatriates or former long-term residents of the U.S.;
●	governments or agencies or instrumentalities thereof;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our ordinary shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary shares);
●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
●	persons holding our ordinary shares through partnerships or other pass-through entities.

In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following brief description sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary shares and applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares.

Ownership, Disposition and Exercise of Warrants

Exercise of Warrants

A U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share (“Warrant Share”) on the exercise of a warrant for cash. A U.S. Holder’s initial tax basis in the Warrant Share received on exercise of a warrant will be equal to the sum of (i) the U.S. Holder’s tax basis in the warrant, plus (ii) the exercise price paid by the U.S. Holder on the exercise of the warrant. A U.S. Holder’s holding period for the Warrant Share received on the exercise of a warrant will begin on the day after the warrant is exercised.

Disposition of Warrants

Subject to the PFIC rules, upon the sale or other taxable disposition of a warrant, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the warrant sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the warrant is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is taxable as a corporation for U.S. federal income tax purposes. Deductions for capital losses are subject to significant limitations under the Code.

Expiration of Warrants Without Exercise

Subject to the PFIC rules, upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the warrant. Any such loss generally will be a capital loss and will be a long-term capital loss if, at the time of the lapse or expiration, the U.S. Holder’s holding period for the warrant is more than one year. Deductions for capital losses are subject to significant limitations under the Code.

Adjustments to the Warrants

The warrant provides for an adjustment to the number of Warrant Shares for which a warrant may be exercised or to the exercise price of a warrant upon certain events. Subject to the PFIC rules discussed below, an adjustment that has the effect of preventing dilution of the interest of the warrant holders generally will not be taxable to a U.S. Holder. However, an adjustment may be treated as a constructive distribution to a U.S. Holder if and to the extent that such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our assets or earnings and profits. Subject to the PFIC rules discussed below, any such constructive distribution would be taxable under the rules described above under the heading “Taxation of Dividends and Other Distributions on our Ordinary Shares.”

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly at least a 25% interest (by value).

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election, under Section 1296 of the US Internal Revenue Code, for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including The Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election, under Section 1295(b) of the US Internal Revenue Code, with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange, or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding, under Section 3406 of the US Internal Revenue Code with, at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File Number 333-226423), Form S-8 (File Number 333-237788) and Form F-3 (File Number 333-248554).

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is the RMB. Any significant revaluation of RMB against U.S. dollar may materially the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.”

Concentration Risk

Our sales are made to customers that are located primarily in China. For the years ended December 31, 2019 and 2020, one major customer accounted for 15% and 14% of the Company’s total revenue, respectively.

The top five customers accounted for 79% of net accounts receivable as of December 31, 2019, with each customer representing 21%, 18%, 17%, 11% and 12% of the net accounts receivable balance, respectively. As of December 31, 2020, the top five customers accounted for 70% of net accounts receivable, with each customer representing 18%, 14%, 13%, 13% and 12% of the net accounts receivable balance.

For the years ended December 31, 2019 and 2020, one major supplier accounted for 41% and 37% of accounts payable, respectively.

Risks related to our VIE structure

We believe that the contractual arrangements with our VIE and respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the our ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of our PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between our PRC subsidiary and VIE;

●	limit our business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which our PRC subsidiary and VIE may not be able to comply;

●	require us or our PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit our use of the proceeds from the IPO to finance our business and operations in China.

Our ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, we may not be able to consolidate our VIE in our consolidated financial statements as we may lose the ability to exert effective control over the VIE and its respective shareholders and we may lose the ability to receive economic benefits from our VIE. We, however, does not believe such actions would result in the liquidation or dissolution of us, our PRC subsidiary, or our VIE.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

In September 2020, we filed a registration statement on Form F-3 (File Number 333-248554) to offer ordinary shares, preferred shares, debt securities, warrants, units consisting of ordinary shares, preferred shares, debt securities or warrants, or any other combination of these securities at an aggregate offering price of up to $130,000,000. We intend to use the net proceeds from such offerings in the manner as disclosed in our registration statement on Form F-3 (File Number 333-248554).

In February 2021, we completed an underwritten public offering in which we issue and sold an aggregate of 3,810,976 ordinary shares, together with warrants to purchase 3,810,976 ordinary shares, at a public offering price of $3.28 per share and associated warrant (“Public Offering”). In addition, we granted the underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 571,646 ordinary shares and warrants to purchase up to 571,646 ordinary shares at the Public Offering price, less underwriting discounts and commissions. After deducting underwriting discounts and commissions and other estimated offering expenses, the net proceeds of the Public Offering were approximately $11.3 million. Univest Securities, LLC was the sole book-running manager for the offering.

On March 25, 2021, and in connection with the Public Offering, the underwriters fully exercised and closed on the Over-Allotment Option to purchase an additional 571,646 ordinary shares, together with warrants to purchase up to 571,646 ordinary shares, at the Public Offering price (the “Over-allotment Exercise”). After deducting underwriting discounts, the additional net proceeds of the Over-allotment Exercise were approximately $1.7 million.

We incurred approximately $1.2 million in expenses in connection with our Public Offering, which included approximately $0.88 million in underwriting commissions for the Public Offering and approximately $0.32 million in other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the Public Offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The Company intends to use the net proceeds from the offering primarily for working capital and other general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weakness described below, as of December 31, 2020, our disclosure controls and procedures were not effective. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2020, we identified a material weaknesses related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, a material weakness described above was identified in our internal control over financial reporting as of December 31, 2020. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

To remedy our identified material weakness in connection with preparation of our consolidated financial statements, we plan to adopt several measures to improve our internal control over financial reporting, including (i) hiring additional accounting personnel with experience in U.S. GAAP and SEC reporting requirements, and (ii) providing more regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics.

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Our management has worked, and will continue to work to strengthen our internal controls over financial reporting. There were no other changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Messrs. Ming Shu Leung, Yong Li and Ke Chen each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Messrs. Ming Shu Leung, Yong Li and Ke Chen each satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. . Mr. Leung is the Chairperson of the audit committee.

Item 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our Audit Committee Charter, Nominating Committee Charter and Compensation Committee Charter with the SEC and have made it available on our website at http://ir.yaoshixinghui.com. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. Requests for a copy of the Code of Ethics may be made by writing to the Company at Glory Star New Media Group Holdings Limited, 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Friedman LLP, our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended December 31,
	2020	2019
	(in thousands of U.S. Dollars)
Audit Fees(1)	$523	$470
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$523	$470

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our Business Combination in 2020, as well as the issuance of consent letter for S-8 and F-3 filing with SEC and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Friedman LLP, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We intend to follow the following home country practices in lieu of the Nasdaq Listing Rules as follows:

●	Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent.

●	We do not intend to follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Under our Memorandum and Articles of Association, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding ordinary shares.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards. We may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Glory Star New Media Group Holdings Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the Commission on February 21, 2020)
1.2	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the Commission on February 21, 2020).
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
2.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Form S-1/A, filed with the Commission on August 6, 2018)
2.3	Warrant Agreement, dated August 15, 2018 by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Form 8-K, filed with the Commission on August 21, 2018)
4.1	Promissory Note, dated March 31, 2018 (incorporated by reference to Exhibit 10.7 to the Company’s Form S-1, filed with the Commission on July 30, 2018)
4.2	Offer To Purchase for Cash by TKK Symphony Acquisition Corporation (incorporation by reference to Exhibit 99.1.(a)(1)(D) to Schedule TO, as amended, filed with the Commission on February 19, 2020)
4.3	Registration Rights Agreement, dated August 15, 2018, by and among the Company, Symphony and the holders party thereto (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on August 21, 2018)
4.4	Share Escrow Agreement, dated August 15, 2018, by and among the Company, the holders party thereto and Continental Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to Form 8-K, filed with the Commission on August 21, 2018)
4.5	Securities Subscription Agreement, dated March 31, 2018, by and between the Registrant and TKK Symphony Sponsor 1 (incorporated by reference to Exhibit 10.5 to the Company’s Form S-1, filed with the Commission on July 30, 2018)
4.6	Warrant Subscription Agreement, dated August 15, 2018, by and between the Company and Giant Fortune International Limited (incorporated by reference to Exhibit 10.4 to Form 8-K, filed with the Commission on August 21, 2018)
4.7	Letter Agreement, dated August 15, 2018, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.5 to Form 8-K, filed with the Commission on August 21, 2018)
4.8	Letter Agreement, dated August 15, 2018, by and between the Company and TKK Capital Holding (incorporated by reference to Exhibit 10.6 to Form 8-K, filed with the Commission on August 21, 2018)
4.9	Letter Agreement, dated August 15, 2018, by and among the Company, Sing Wang, Ian Lee, Ronald Issen, Joanne Ng, James Hemowitz, Stephen Markschied, Zhe Zhang, Huang Po Wan and Tham Kit Wan (incorporated by reference to Exhibit 10.7 to Form 8-K, filed with the Commission on August 21, 2018)
4.10	Share Exchange Agreement, dated as of September 6, 2019 (incorporation by reference to Exhibit 10.1 to Form 8-K filed with Commission on September 12, 2019)
4.11	Registration Rights Agreement dated as of September 6, 2019 (incorporation by reference to Exhibit 10.2 to Form 8-K filed with the Commission on September 12, 2019)
4.12	Form of Lock-Up Agreement dated September 6, 2019 (incorporation by reference to Exhibit 10.3 to Form 8-K filed with the Commission on September 12, 2019)
4.13	Form of Non-Competition Agreement dated September 6, 2019 (incorporation by reference to Exhibit 10.4 to Form 8-K filed with the Commission on September 12, 2019)
4.14	Business Combination Marketing Agreement Fee Amendment, dated February 14, 2020, with EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.6 to Form 8-K, filed with the Commission on February 21, 2020)

4.15	Promissory Note, dated February 14, 2020, with EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.7 to Form 8-K, filed with the Commission on February 21, 2020).
4.16	Amended and Restated Promissory Note, dated February 14, 2020, with TKK Symphony Sponsor 1*
4.17	Technical Service Contract, dated January 2019, by and between Leshare Star (Beijing) Technology Co., Ltd. and Beijing Xiaomi [Little Bee] Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 to Form 8-K, filed with the Commission on February 21, 2020)
4.18	Annual Framework Contract for Video Production, dated October 31, 2019, by and between Guangxi JD Xinjie E-commerce Co., Ltd. and Leshare Star (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 to Form 8-K, filed with the Commission on February 21, 2020)
4.19	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 to Form S-1/A, filed with the Commission on August 6, 2018)
4.20	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to Form 10-K, filed with the Commission on March 31, 2020)
4.21	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on March 17, 2020)
4.22	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on March 17, 2020)
4.23	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to Form 10-K, filed with the Commission on March 31, 2020)
4.24	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on April 23, 2020)
4.25	Form of Restricted Stock Bonus Grant Notice and Agreement under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on June 1, 2020)
4.26	Amendment No. 1 to the Glory Star New Media Group Holdings Limited 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 6-K, filed with the Commission on June 1, 2020)
4.27	Amendment to the Share Exchange Agreement, dated December 29, 2020 (incorporated by reference to Exhibit 99.1 to Form 6-K, filed with the Commission on December 30, 2020)
4.28	Underwriting Agreement dated February 22, 2021, by and between Glory Star New Media Group Holdings Limited and Univest Securities LLC, as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to Form 6-K filed with the Commission on February 23, 2021)
4.29	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on February 23, 2021)
4.30	Form of Underwriter Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on February 23, 2021)
8.1	Subsidiaries*
11.1	Code of Ethics (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
12.1	Certifications of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act.*
12.2	Certifications of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.*
13.1	Certifications of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act.**
13.2	Certifications of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.**
15.1	Consent of Friedman LLP*
101.INS	XBRL Instance Document (*)
101.SCH	XBRL Taxonomy Extension Schema (*)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase (*)
101.DEF	XBRL Taxonomy Extension Definition Linkbase (*)
101.LAB	XBRL Taxonomy Extension Label Linkbase (*)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (*)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer
Date: March 29, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Glory Star New Media Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Glory Star New Media Group Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2020, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2020

New York, New York

March 29, 2021

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2019	2020

Assets
Current assets:
Cash and cash equivalents	$6,919	$17,731
Short-term investment	-	1,732
Accounts receivable, net	51,061	81,110
Prepayments and other assets, net	2,499	2,544
Total current assets	60,479	103,117
Property and equipment, net	331	251
Intangible assets, net	14,683	15,632
Deferred tax assets	533	760
Unamortized produced content, net	1,657	1,300
Right-of-use assets	2,027	1,689
Prepayments and other assets, net	-	20,647
Total non-current assets	19,231	40,279
TOTAL ASSETS	$79,710	$143,396

Liabilities and Equity
Current liabilities:
Short-term bank loans	$718	$5,160
Accounts payable	4,546	7,887
Advances from customers	610	609
Accrued liabilities and other payables	6,134	11,291
Other taxes payable	1,890	7,894
Operating lease liabilities -current	313	385
Due to related parties	1,525	730
Convertible promissory note - related party	-	1,400
Total current liabilities	15,736	35,356
Long-term bank loan	-	1,374
Operating lease liabilities - non-current	1,718	1,386
Total non-current liabilities	1,718	2,760
TOTAL LIABILITIES	$17,454	$38,116

Commitments and contingences

Shareholders’ equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of December 31, 2019 and December 31, 2020; 41,204,025 and 57,886,352 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	$4	$6
Additional paid-in capital	13,375	20,657
Statutory reserve	431	648
Retained earnings	49,547	78,606
Accumulated other comprehensive loss	(1,576)	4,892
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	61,781	104,809
Non-controlling interest	475	471
TOTAL EQUITY	62,256	105,280

TOTAL LIABILITIES AND EQUITY	$79,710	$143,396

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(In U.S. dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2019	2020
Revenues	$65,777	$123,763

Operating expenses:
Cost of revenues	(31,901)	(38,481)
Selling and marketing	(3,154)	(43,827)
General and administrative	(3,134)	(10,095)
Research and development	(749)	(691)
Total operating expenses	(38,938)	(93,094)

Income from operations	26,839	30,669
Other (expenses) income:
Interest expense, net	(295)	(282)
Other income, net	50	531
Total other (expenses) income	(245)	249

Income before income tax	26,594	30,918
Income tax expense	(191)	(1,673)
Net income	26,403	29,245
Less: net gain (loss) attributable to non-controlling interests	80	(31)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$26,323	$29,276

Other comprehensive (loss) income
Unrealized foreign currency translation (loss) gain	(974)	6,495
Comprehensive income	25,429	35,740
Less: comprehensive gain (loss) attributable to non-controlling interests	74	(4)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$25,355	$35,744
Earnings per ordinary share
Basic	$0.64	$0.54

Weighted average shares used in calculating earnings per ordinary share
Basic	41,204,025	53,844,237

Earnings per ordinary share
Dilutive	$0.57	$0.50

Weighted average shares used in calculating earnings per ordinary share
Dilutive	46,484,025	59,126,237

 The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In U.S. dollars in thousands, except share and per share data)

	Preferred shares		Ordinary shares		Additional paid-in	Retain	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	earnings	reserve	loss	equity	interests	Equity
Balance as of December 31, 2018	-	-	41,204,025	$4	$574	$23,840	$418	$(608)	$24,228	$401	$24,629
Capital contribution from a shareholder	-	-	-	-	2,973	-	-	-	2,973	-	2,973
Appropriation to statutory reserve	-	-	-	-	-	(13)	13	-	-	-	-
Accretion of mezzanine equity	-	-	-	-	-	(603	-	-	(603)	-	(603)
Conversion of mezzanine equity	-	-	-	-	9,828	-	-	-	9,828	-	9,828
Net income	-	-	-	-	-	26,323	-	-	26,323	80	26,403
Foreign currency translation adjustment	-	-	-	-	-	-	-	(968)	(968)	(6)	(974)
Balance as of December 31, 2019	-	-	41,204,025	$4	$13,375	$49,547	$431	$(1,576)	$61,781	$475	$62,256
Reverse recapitalization	-	-	6,059,511	1	(1,877)	-	-	-	(1,876)	-	(1,876)
Shares-based compensation granted to nonemployees	-	-	1,357,500	-	1,779	-	-	-	1,779	-	1,779
Issuance of shares for the conversion of rights	-	-	2,504,330	-	-	-	-	-	-	-	-
Shares on earn out	-		5,000,000	1	(1)	-	-	-	-	-	-
Shares-based compensation granted to employees	-		1,567,000	-	5,381	-	-	-	5,381	-	5,381
Issuance of shares through private placement	-	-	193,986	-	2,000	-	-	-	2,000	-	2,000
Appropriation to statutory reserve	-		-	-	-	(217)	217	-	-	-	-
Net income	-	-	-	-	-	29,276	-	-	29,276	(31)	29,245
Foreign currency translation adjustment	-	-	-	-	-	-	-	6,468	6,468	27	6,495
Balance as of December 31, 2020	-	-	57,886,352	$6	$20,657	$78,606	$648	$4,892	$104,809	$471	$105,280

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the Years Ended December 31,
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$26,403	$29,245

Adjustments to reconcile net income to net cash provided by operating activities:
Allowance (Reversal of allowance) for doubtful accounts	188	(1,136)
Depreciation and amortization	739	2,910
Amortization of right-of-use assets	314	447
Deferred income tax expense (benefit)	190	(181)
Share-based compensation for employees	-	5,381
Share-based compensation for non-employees	-	1,779
Amortization of loan origination fees	-	93
Changes in assets and liabilities
Accounts receivable	(12,705)	(24,043)
Prepayment and other assets	4,549	(19,340)
Unamortized produced content	1,261	442
Accounts payable	3,925	2,827
Advances from customers	372	(39)
Accrued liabilities and other payables	449	5,177
Other taxes payable	717	5,555
Operating lease liabilities	(310)	(376)
Net cash provided by operating activities	26,092	8,741

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7)	(59)
Prepayments for acquisition of intangible assets	(15,311)	(2,722)
Payments for short term investment	-	(1,637)
Net cash used in investing activities	(15,318)	(4,418)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	(9,409)	6,228
Repayments of bank loans	-	(724)
Payment of loan origination fees		(146)
Contribution from shareholders	3,185	-
Cash acquired from the acquisition of TKK	-	23
Net cash (used in) provided by financing activities	(6,224)	5,381

Effect of exchange rate changes	(68)	1,108

Net increase in cash, cash equivalents and restricted cash	4,482	10,812
Cash, cash equivalents and restricted cash, at beginning of year	2,437	6,919
Cash, cash equivalents and restricted cash, at end of year	$6,919	$17,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$287	$239
Right of use assets obtained in exchange for operating lease obligations	$2,339	$-

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and General

Glory Star New Media Group Holdings Limited (“GS Holdings”, or the “Company”), was a blank check company incorporated in the Cayman Islands on February 5, 2018 under the former name TKK Symphony Acquisition Corporation (“TKK”). GS Holdings was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The registration statements for TKK’s Initial Public Offering (“Initial Public Offering”) were declared effective on August 15, 2018.

Reverse recapitalization

On February 14, 2020, GS Holdings consummated the transaction (the “Business Combination”) contemplated by the Share Exchange Agreement dated as of September 6, 2019, as amended (“Share Exchange Agreement”), by and among the Company, Glory Star New Media Group Limited, a Cayman Islands exempted company (“Glory Star”), Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company (“WFOE”) incorporated in the People’s Republic of China (“PRC”) and indirectly wholly-owned by Glory Star, Xing Cui Can International Media (Beijing) Co., Ltd., a limited liability company incorporated in the PRC (“Xing Cui Can”), Horgos Glory Star Media Co,. Ltd. (“Horgos”), a limited liability company incorporated in the PRC, each of Glory Star’s shareholders (collectively, the “Sellers”), TKK Symphony Sponsor 1, the Company’s sponsor (the “Sponsor”), in the capacity as the representative from and after the closing of the Business Combination for GS Holdings’ shareholders other than the Sellers, and Bing Zhang, in the capacity as the representative for the Sellers thereunder, pursuant to which GS Holdings acquired 100% of the equity interests of Glory Star from the Sellers. As a result of the Business Combination, Sellers became the controlling shareholders of the Company. The Business Combination was accounted for as a reverse merger, wherein Glory Star is considered the acquirer for accounting and financial reporting purposes and the transaction was treated as a reverse recapitalization of Glory Star.

Upon closing of the Business Combination (the “Closing”), the Company acquired all of the issued and outstanding securities of Glory Star in exchange for (i) 41,204,025 of the Company’s ordinary shares (“Closing Payment Shares”), of which 2,060,201 of the Closing Payment Shares shall be deposited into escrow to secure certain indemnification obligations of the Sellers, plus (ii) earn out payments consisting of up to an additional 5,000,000 of the Company’s ordinary shares if the Company meet certain financial performance targets for the 2019 fiscal year and an additional 5,000,000 of the Company’s ordinary shares if the Company meet certain financial performance targets for the 2020 fiscal year (the “Earn Out Shares”). In the event that a financial performance target is not met for the 2019 fiscal year and/or 2020 fiscal year but the Company meet certain financial performance targets for the 2019 fiscal year and 2020 fiscal year combined, the Sellers will be entitled to receive any Earn Out Shares that they otherwise did not receive.

After giving effect to the Business Combination and the issuance of the Closing Payment Shares described above, there are 49,767,866 of the Company’s ordinary shares issued and outstanding.

The reverse recapitalization is equivalent to the issuance of securities by Glory Star for the net monetary assets of TKK, accompanied by a recapitalization. Glory Star would credit equity for the fair value of the net assets of TKK. In the subsequent financial statements after the Business Combination, the amounts of assets and liabilities for the period before the reverse recapitalization in financial statements, are presented as Glory Star’s and recognized and measured at their pre-combination carrying amounts.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization of Glory Star Group

On November 30, 2018, Glory Star was incorporated as an exempted company with limited liability under the laws of the Cayman Islands.

On December 18, 2018, Glory Star New Media Group HK Limited (“Glory Star HK”) was established as a wholly-owned subsidiary formed in accordance with laws and regulations of Hong Kong. Glory Star HK is a holding company and holds all the equity interests of Glory Star New Media (Beijing) Technology Co., Ltd.(“WFOE”), which was established in the PRC on March 13, 2019.

Xing Cui Can was incorporated in Beijing on September 7, 2016 under the laws of the People’s Republic of China (“PRC” or “China”). It is a holding company with no business operation.

Horgos was incorporated in Horgos Economic District, Xinjiang province, China on November 1, 2016 under the laws of the People’s Republic of China (“PRC” or “China”). Horgos is a leading provider and operator of premium lifestyle content through mobile internet in China.

Horgos formed some subsidiaries in PRC at the following dates:

●	Glory Star Media (Beijing) Co., Ltd. (“Glory Star Beijing”), a company incorporated on December 9, 2016 in Beijing is wholly owned by Horgos.

●	Leshare Star (Beijing) Technology Co., Ltd. (“Beijing Leshare”), a company incorporated on March 28, 2016 in Beijing is wholly owned by Horgos.

●	Horgos Glary Prosperity Culture Co., Ltd. (“Glary Prosperity”), was incorporated on December 14, 2017 in Horgos Economic District, Xinjiang province and 51% of its shareholding was acquired by Horgos. Horgos Glary Wisdom formed a branch of Horgos Glary Prosperity Culture Co., Ltd. Beijing Branch (“Glary Prosperity Beijing Branchy”) on May 8, 2018.

●	Shenzhen Leshare Investment Co., Ltd. (“Shenzhen Leshare”), a company incorporated on June 27, 2018 in ShenZhen, Guangdong province is wholly owned by Horgos. Shenzhen Leshare is dormant as of December 31, 2018.

●	Horgos Glary Wisdom Marketing Planning Co., Ltd. (“Horgos Glary Wisdom”) was incorporated on June 13, 2018 in Horgos Economic District, Xinjiang province and 51% of its shareholding was acquired by Horgos. Horgos Glary Wisdom formed a subsidiary as Glary Wisdom (Beijing) Marketing Planning Co., Ltd. (“Beijing Glary Wisdom”) on September 10, 2018.

●	Glory Star (Horgos) Media Technology Co., Ltd (“Horgos Technology”) was incorporated on September 9, 2020 in Horgos Economic District, Xinjiang province and is wholly owned by Horgos.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

In September 2019, WFOE has entered into a series of contractual arrangements with (i) Xing Cui Can and its shareholders, and (ii) Horgos and its shareholders, which allow Glory Star to exercise effective control over Xing Cui Can and Horgos and receive substantially all the economic benefits of Xing Cui Can and Horgos (the “VIEs”). These contractual agreements include Business Cooperation Agreement, Exclusive Option Agreement, Share Pledge Agreement, Proxy Agreement and Power of Attorney and Master Exclusive Service Agreement (collectively “VIEs Agreements”). Glory Star together with its wholly-owned subsidiary Glory Star HK and WFOE and its VIEs and VIEs’ subsidiaries were effectively controlled by the same shareholders after the reorganization.

The VIE contractual arrangements

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Glory Star Beijing is considered a foreign-invested enterprise. To comply with PRC laws and regulations, Glory Star primarily conducts its business in China through Xing Cui Can and Horgos and its subsidiaries, based on a series of contractual arrangements. The following is a summary of the contractual arrangements that provide Glory Star with effective control of Glory Star’s VIEs and VIEs’ subsidiaries and that enables it to receive substantially all the economic benefits from its operations.

Each of the VIEs Agreements is described in detail below:

Business Cooperation Agreement

WFOE entered into separate business cooperation agreements with Xing Cui Can and Horgos, and their respective shareholders in September 2019, pursuant to which (1) each VIE shall not enter into any transaction which may materially affect such VIE’s assets, obligations, rights and operations without the written consent of WFOE; (2) each VIE and the VIE shareholders agrees to accept suggestions by WFOE in respect of the employment and dismissal of such VIE’s employees, daily operations, dividend distribution and financial management of such VIE; and (3) the VIE and the VIE shareholders shall only appoint individuals designated by WFOE as the director, general manager, chief financial officer and other senior management members. In addition, each of the VIE shareholders agree that (i) unless required by WFOE, will not make any decisions or otherwise request the VIE to distribute any profits, funds, assets or property to the VIE shareholders, (ii) or issue any dividends or other distribution with respect to the shares of the VIE held by the VIE shareholders. The term of each of these business cooperation agreements are perpetual unless terminated by WFOE upon thirty (30) days advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or its designee).

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Exclusive Option Agreement

WFOE entered into a separate exclusive option agreement with Xing Cui Can and Horgos, and their respective shareholders in September 2019. Pursuant to these exclusive option agreements, the VIE shareholders have granted WFOE (or its designee) an option to acquire all or a portion of each of their equity interests in the VIEs at the price equivalent to the lowest price then permitted under PRC law. If the equity interests are transferred in installments, the purchase price for each installment shall be pro rata to the equity interests transferred. WFOE may, at its sole discretion, at any time exercise the option granted by the VIE shareholders. Moreover, WFOE may transfer such option to any third party. The VIE shareholders may not, among other obligations, change or amend the articles of association and bylaws of the VIE, increase or decrease the registered capital of the VIEs, sell, transfer, mortgage or dispose of their equity interest in any way, or incur, inherit, guarantee or assume any debt except for debts incurred in the ordinary course of business unless otherwise expressly agreed to by WFOE, and enter into any material contracts except in the ordinary course of business unless otherwise expressly agreed to by WFOE. The term of each of these exclusive option agreements is 10 years and will be extended automatically for successive 5-year terms except where WFOE provides prior written notice otherwise. The exclusive option agreements may be terminated by WFOE upon thirty (30) days advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or its designee).

Share Pledge Agreement

WFOE entered into a separate share pledge agreement with Xing Cui Can and Horgos, and their respective shareholders in September 2019. Pursuant to these share pledge agreements, the VIE shareholders have pledged all of their equity interests in the VIEs as priority security interest in favor of WFOE to secure the performance of the VIEs and their shareholders’ performance of their obligations under, where applicable, (i) Master Exclusive Service Agreement, (ii) Business Cooperation Agreement, and (iii) the Exclusive Option Agreement (collectively the “Principal Agreements”). WFOE is entitled to exercise its right to dispose of the VIE shareholders’ pledged interests in the equity of the VIE in the event that either the VIE shareholders or the VIE fails to perform their respective obligations under the Principal Agreements. The equity pledges on the VIE’s equity interests are in the process of being registered with the Market Supervision Administration Authority in China. The equity pledge agreements will remain in full force and remain effective until the VIE and the VIE shareholders have satisfied their obligations under the Principal Agreements.

Proxy Agreement and Power of Attorney

WFOE entered into a separate Proxy Agreement and Power of Attorney with Xing Cui Can and Horgos, and their respective shareholders in September 2019. Pursuant to the proxy agreement and power of attorney, each VIE shareholders irrevocably nominates and appoints WFOE or any natural person designated by WFOE as its attorney-in-fact to exercise all rights of such VIE equity holder has in such VIE, including, but not limited to, (i) execute and deliver any and all written decisions and to sign any minutes of meetings of the board or shareholder of the VIE, (ii) to make shareholder’s decision on any matters of the VIE, including without limitations, the sale, transfer, mortgage, pledge or disposal of any or all of the assets of the VIE, (iii) to sell, transfer, pledge or dispose of any or all shares in the VIE, (iv) to nominate, appoint, or remove the directors, supervisors and senior management members of the VIE when necessary, (v) to oversee the business performance of the VIE, (vi) to have full access to the financial information of the VIE, (vii) to file any shareholder lawsuits or to take other legal actions against the VIE’s directors or senior management members, (viii) to approve annual budget or declare dividends, (ix) to manage and dispose of the assets of the VIE, (x) to have the full rights to control and manage the VIE’s finance, accounting and daily operations, (xi) to approve filing of any documents with the relevant governmental authorities or regulatory bodies, and (xii) any other rights provided by the VIE’s charters and/or the relevant laws and regulations on the VIE shareholders. The proxy agreement and power of attorney shall remain in effect during the term of the Exclusive Service Agreement.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Confirmation and Guarantee Letter

Each of the VIE shareholders signed a confirmation and guarantee letter in September 2019, pursuant to which each VIE equity holder agreed that to fully implement the arrangements set forth in the Principal Agreements, Share Pledge Agreement, and the Proxy Agreement and Power of Attorney, and agrees to not carry out any act which may be contrary to the purpose or intent of such agreements.

Master Exclusive Service Agreement

WFOE entered into separate exclusive service agreement with Xing Cui Can and Horgos in September 2019, pursuant to which WFOE provides exclusive technology support and services, staff training and consultation services, public relation services, market development, planning and consultation services, human resource management services, licensing of intellectual property, and other services as determined by the parties. In exchange, the VIEs pay service fees to WFOE equal to the pre-tax profits of the VIEs less (i) accumulated losses of the VIEs and their subsidiaries in the previous financial year, (ii) operating costs, expenses, and taxes, and (iii) reasonable operating profit under applicable PRC tax law and practices. During the term of these agreements, WFOE has the right to adjust the amount and time of payment of the service fees at its sole discretion without the consent of the VIEs. WFOE (or its service provider) will own any intellectual property arising from the performance of these agreements. The term of each of these exclusive service agreements are perpetual unless terminated by WFOE upon thirty (30) advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or its designee) 10 years under the Option Agreement.

Risks in relation to the VIE structure

Glory Star believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Glory Star ’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Total assets and liabilities presented on the Company’s Consolidated Balance Sheets and revenue, expense, net income presented on Consolidated Statements of Operations as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statements of Cash Flows are substantially the financial position, operation and cash flow of the Glory Star’s VIEs and subsidiaries of VIEs. Glory Star has not provided any financial support to VIEs for the years ended December 31, 2019 and 2020. The following financial statements amounts and balances of the VIEs and VIEs’ subsidiaries were included in the consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2019 and 2020:

	As of December 31,
	2019	2020

Total assets	$79,710	$143,356
Total liabilities	$17,454	$37,095

	For the Years Ended December 31,
	2019	2020

Total revenues	$65,777	$123,763
Net income	$26,403	$37,649

Net cash provided by operating activities	$26,092	$8,731
Net cash used in investing activities	$(15,318)	$(4,418)
Net cash (used in) provided by financing activities	$(6,224)	$5,358

The Company believes that there are no assets in the VIEs that can be used only to settle specific obligations of the VIEs, except for the registered capital of the VIEs and non-distributable statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, allowance for unamortized production content, the useful lives of property and equipment and intangible assets, impairment of long-lived assets, valuation allowance for deferred tax assets and revenue recognition. Actual results could differ from those estimates.

(c) Fair value Measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash and cash equivalents, short-term investments, accounts receivable, prepayment and other current assets, short-term bank loans, accounts payable, advances from customers, accrued liabilities and other payables and other taxes payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Cash and cash equivalents

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of December 31, 2019 and 2020, cash balances are $6,919 and $17,731, respectively, which are uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(e) Short-term investment

Short-term investment represents the investment in structural deposits in a financial institution in the PRC which are redeemable at the option of the Company on any working day. The Company accounts for all highly liquid investments with original maturities of greater than three months, but less than 12 months as short-term investments. Interest income are included in earnings.

(f) Accounts Receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration (including billed and unbilled amount) when the Company has satisfied its performance obligation. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. The Company maintains allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyses historical bad debt, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

(g) Unamortized produced content

Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to enter into arrangements with third parties to co-produce certain of its productions.

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the years ended December 31, 2019 and 2020, $17,199 and $15,970 were amortized to the cost of sales, respectively, and as of December 31, 2019 and 2020, no impairment allowance was recorded.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Electric equipment	3 Years
Office equipment and furniture	3 - 5 Years
Leasehold improvement	Shorter of useful life or lease term

(i) Intangible asset, net

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible asset represents software related to CHEERS App, a mobile application that allows its users to access its online store (e-Mall), video content, live streaming, and online games. The software is acquired externally tailored to the Company’s requirements and is amortized straight-line over 7 years in accordance with the way the Company estimates to generate economic benefits from such software.

(j) Impairment of long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2019 and 2020.

 GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k) Leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company has adopted the Topic 842 on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company leases its offices, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2019 and 2020.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(l) Advances from customers

Advances from customers amounted to $610 and $609 at December 31, 2019 and 2020, respectively, which represent advance payment received from our customers for goods or services that had not yet been provided.

The Company will recognize the advances as revenue when it has transferred control of the goods or services to which the advances relate, and has no obligation under the contract to transfer additional goods or services.

(m) Value Added Tax

Horgos and its China subsidiaries are subject to VAT for providing services and sales of products.

The amount of VAT liability is determined by applying the applicable tax rates to the invoiced amount of services provided and sales of products (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Revenue Recognition

The Company early adopted the new revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, on January 1, 2017. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company mainly offers and generates revenue from the copyright licensing of self-produced content, advertising and customized content production and others. Revenue recognition policies are discussed as follows:

Copyright revenue

The Company self produces or coproduces TV series featuring lifestyle, culture and fashion, and licenses the copyright of the TV series on an episode basis to the customer for broadcast over a period of time. Generally, the Company signs a contract with a customer which requires the Company to deliver a series of episodes that are substantially the same and that have the same pattern of transfer to the customer. Accordingly, the delivery of the series of episodes is defined as the only performance obligation in the contract.

For the TV series produced solely by the Company, the Company satisfies its performance obligation over time by measuring the progress toward the delivery of the entire series of episodes which is made available to the licensee for exhibition after the license period has begun. Therefore, the copyright revenue in a contract is recognized over time based on the progress of the number of episodes delivered.

The Company also coproduces TV series with other producers and licenses the copyright to third-party video broadcast platforms for broadcast. For TV series produced by Glory Star Group with co-producers, the Company satisfies its performance obligations over time by the delivery of the entire series of episodes to the customer, and requires the customer to pay consideration based on the number and the unit price of valid subsequent views of the TV series that occur on a broadcast platform. Therefore, the copyright revenue is recognized when the later of the valid subsequent view occurs or the performance obligation relating to the delivery of a number of episodes has been satisfied.

Advertising revenue

The Company generates revenue from sales of various forms of advertising on its TV series and streaming content by way of 1) advertisement displays, or 2) the integration of promotion activities in TV series and content to be broadcast. Advertising contracts are signed to establish the different contract prices for different advertising scenarios, consistent with the advertising period. The Company enters into advertising contracts directly with the advertisers or the third-party advertising agencies that represent advertisers.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Revenue Recognition (cont.)

For the contracts that involve the third-party advertising agencies, the Company is principal as the Company is responsible for fulfilling the promise of providing advertising services and has the discretion in establishing the price for the specified advertisement. Under a framework contract, the Company receives separate purchase orders from advertising agencies before the broadcast. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized monthly over the service period of the purchase order.

For contracts signed directly with the advertisers, the Company commits to display a series of advertisements which are substantially the same or similar in content and transfer pattern, and the display of the whole series of advertisements is identified as the single performance obligation under the contract. The Company satisfies its performance obligations over time by measuring the progress toward the display of the whole series of advertisements in a contract, and advertising revenue is recognized over time based on the number of advertisements displayed.

Payment terms and conditions vary by contract types, and terms typically include a requirement for payment within a period from 6 to 9 months. Both direct advertisers and third-party advertising agencies are generally billed at the end of the display period and require the Company to issue VAT invoices in order to make their payments.

Customized content production revenue

The Company produces customized short streaming videos according to its customers’ requirement, and earns fixed fees based on delivery. Revenue is recognized upon the delivery of short streaming videos.

CHEERS E-mall marketplace service revenue

The Company through CHEERS E-mall, an online e-commerce platform, enables third-party merchants to sell their products to consumers in China. The Company charges fees for platform services to merchants for sales transactions completed on the Cheer E-Mall including but not limited to products displaying, promotion and transaction settlement services. The Company does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Transaction services fee is determined as the difference between the platform sales price and the settlement price with the merchants. CHEERS E-mall marketplace service revenue is recognized at a point of time when the Company’s performance obligation to provide marketplace services to the merchants are determined to have been completed under each sales transaction upon the consumers confirming the receipts of goods. Payments for services are generally received before deliveries.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Revenue Recognition (cont.)

The Company provides coupons to consumers at our own discretion as incentives to promote CHEERS E-mall marketplace with validity usually around or less than one week, which can only be used in future purchases of eligible merchandise offered on CHEERS E-mall to reduce purchase price that are not specific to any merchant. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered consideration payable to customers. As the consumers are required to make future purchases of the merchants’ merchandise to redeem these coupons, the Company does not accrue any expense for coupons when granted and recognizes the amounts of redeemed coupons as marketing expenses when future purchases are made.

Other Revenues

Other revenue primarily consists of copyrights trading of purchased and produced TV-series and the sales of products on Taobao platform. For copyright licensing of purchased and produced TV-series, the Company recognize revenue on net basis at a point of time upon the delivery of master tape and authorization of broadcasting right. For sales of product, the company recognize revenue upon the transfer of products according to the fixed price and production amount in sales orders.

The following table identifies the disaggregation of our revenue for the years ended December 31, 2019 and 2020, respectively:

	For the Years Ended December 31,
	2019	2020

Category of Revenue:
Advertising revenue	$48,391	$104,664
Customized content production revenue	9,098	10,200
Copyrights revenue	7,369	6,883
CHEERS e-Mall marketplace service revenue	670	1,517
Other revenue	249	499
Total	$65,777	$123,763

Timing of Revenue Recognition:
Services transferred over time	$64,858	$121,747
Services transferred at a point in time	670	1,517
Goods transferred at a point in time	249	499
Total	$65,777	$123,763

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company does not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o) Cost of revenues

Cost of revenues consists primarily of production cost of TV series, short stream video and live streaming, labour cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of the Company’s online game and shopping platform CHERRS App such as bandwidth cost and amortization of intangible assets.

(p) Share-based compensation

The Company periodically grants restricted ordinary shares to eligible employees and non-employee consultants. The Group accounts for share-based awards issued to employees and non-employee consultants in accordance with ASC Topic 718 Compensation – Stock Compensation. The share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using the straight line method over the requisite service period, which is the vesting period.

Share-based compensation in relation to the restricted ordinary shares is measured based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based restricted shares. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

(q) Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2019 and 2020.

The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,364). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. As of December 31, 2020, the tax years ended December 31, 2017 through December 31, 2020 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r) Non-controlling Interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests.

(s) Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income/(loss) attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended December 31, 2019 and 2020.

(t) Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 11.

(u) Concentration and Credit Risk

Substantially all of the Company’s operating activities are transacted into RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2019 and 2020, $6,919 and $17,730 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u) Concentration and Credit Risk (cont.)

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the years ended December 31, 2019 and 2020, a major customer accounted for 15% and 14% of the Company’s total revenue, respectively. The top five customers accounted for 79% of net accounts receivable as of December 31, 2019, with each customer representing 21%, 18%, 17%, 11% and 12% of the net accounts receivable balance, respectively. As of December 31, 2020, the top five customers accounted for 70% of net accounts receivable, with each customer representing 18%, 14%, 13%, 13% and 12% of the net accounts receivable balance.

For the years ended December 31, 2019 and 2020, one major supplier accounted for 41% and 37% of accounts payable, respectively.

(v) Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of subsidiaries, VIEs and VIEs’ subsidiaries located in China is the Chinese Renminbi (“RMB”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating subsidiaries. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at December 31, 2019 and 2020 were translated at RMB 6.9618 to $1.00 and at RMB 6.5250 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2019 and 2020 were RMB 6.9081 to $1.00 and RMB 6.9042 to $1.00, respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w) Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently assessing the impact of adopting this standard, but based on a preliminary assessment, does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

 GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

3. ACCOUNTS RECEIVABLE, NET

As of December 31, 2019, and 2020, accounts receivable consisted of the following:

	December 31, 2019	December 31, 2020

Accounts receivable - gross	$53,007	$81,996
Allowance for doubtful accounts	(1,946)	(886)
Accounts receivables, net	$51,061	$81,110

The Company recorded $189 of bad debt expense for the year ended December 31, 2019 and reversed bad debt expense of $1,126 for the year ended December 31, 2020.

4. PREPAYMENT AND OTHER ASSETS

As of December 31, 2019, and 2020, prepayment and other assets consisted of the following:

	December 31, 2019	December 31, 2020

Prepayment for outsourced production cost	$1,912	$1,052
Prepayment for co-produced TV series	-	17,464
Advances to vendors	72	4,544
Staff advance	182	15
Others	333	116
Subtotal	2,499	23,191
Less: allowance for doubtful accounts	-	-
Prepayment and other assets, net	$2,499	$23,191
Including:
Prepayment and other current assets, net	$2,499	$2,544
Prepayment and other non-current assets, net	$-	$20,647

5. PROPERTY AND EQUIPMENT, NET

As of December 31, 2019, and 2020, property and equipment consisted of the following:

	December 31, 2019	December 31, 2020

Electronic equipment	$720	$821
Office equipment and furniture	63	77
Leasehold improvement	128	110
	911	1,008
Less: accumulated depreciation	(580)	(757)
	$331	$251

For the years ended December 31, 2019 and 2020, depreciation expense amounted to $207 and $156 respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

6. INTANGIBLE ASSETS, NET

As of December 31, 2019, and 2020, intangible assets consisted of the following:

	December 31, 2019	December 31, 2020

Intangible assets – gross	$15,213	$18,002
Less: accumulated amortization	(530)	(2,370)
	$14,683	$15,632

The balance of intangible assets mainly represents software related to CHEERS App, primarily consisting e-mall, online game, video media library and data warehouse modules, etc., acquired externally tailored to the Company’s requirements and is amortized straight-line over 7 years in accordance with the way the Company estimates to generate economic benefits from such software.

For the years ended December 31, 2019 and 2020, amortization expense amounted to $532 and $2,754, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2020:

2021	$2,456
2022	2,569
2023	2,569
2024	2,569
Thereafter	5,469
Total	$15,632

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2019, and 2020, accrued liabilities and other payables consisted of the following:

	December 31, 2019	December 31, 2020

Borrowing from former shareholder (1)	$2,155	$1,226
Payable to merchants of Cheers e-Mall (2)	-	7,373
Co-invest online series production fund	472	793
Payroll payables	1,262	1,525
Other payables	2,245	374
	$6,134	$11,291

(1)	Borrowing from former shareholder represented the loan from Lead Eastern Investment Co., Ltd, who was the related party of the Company until October 26, 2018.
(2)	Payable to merchants of Cheers e-Mall related to cash received on behalf of the merchants in advance, for which the related transactions have not been completed.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

8. OTHER TAXES PAYABLE

As of December 31, 2019, and 2020, other taxes payable consisted of the following:

	December 31, 2019	December 31, 2020

VAT payable	$1,839	$5,377
Income tax payable	(30)	1,930
Business tax payable	60	561
Others	21	26
	$1,890	$7,894

9. BANK LOANS

Bank loans represent the amounts due to various banks that are due within and over one year. As of December 31, 2019, and 2020, bank loans consisted of the following:

	December 31, 2019	December 31, 2020
Short-term bank loans:
Loan from Bank of Beijing (1)	$718	$452
Loan from China Merchants Bank (2)	-	3,023
Loan from Huaxia Bank (3)	-	152
Loan from Xiamen International Bank (4)	-	1,533
	718	5,160
Long-term bank loan:
Loan from Huaxia Bank (3)	-	1,374
	$718	$6,534

(1)

On December 18, 2019, Glory Star Beijing entered into a loan agreement with Bank of Beijing to borrow $718 as working capital for one year, with maturity date of December 18, 2020. The loan bears a fixed interest rate of 5.22% per annum. The loan is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd, for whom a counter-guarantee was provided by Horgos and Mr. Zhang Bing, the Chairman of the Company’s board of directors. The Company repaid the full amount in December 2020.

On December 9, 2020, Glory Star Beijing entered into a loan agreement with Bank of Beijing to borrow $460 as working capital for one year, with maturity date of December 9, 2021. The loan bears a fixed interest rate of 4.76% per annum. The Company incurred guarantee fee in the amount of $8 for the loan of which the unamortized balance was $8 as of December 31, 2020. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 6.57% as of December 31, 2020. The loan is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd, for whom a counter-guarantee was provided by Horgos and Mr. Zhang Bing, the Chairman of the Company’s board of directors.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

9. BANK LOANS (cont.)

(2)

In December 2019, Glory Star Beijing entered into a two-year credit facility agreement of maximum $1,533 with China Merchants Bank. On January 6, 2020, Glory Star Beijing made a withdraw of $1,533, which will be due on January 5, 2021.The loan bears a fixed interest rate of 4.785%. The Company incurred guarantee fee in the amount of $35 for the loan. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 7.23%. The loan was fully repaid on December 30, 2020. The same amount of loan was reissued on the same date with a fixed interest rate of 4.45%. The loan will be due on December 29, 2021. The Company incurred guarantee fee in the amount of $35 for the loan of which the unamortized balance was $35 as of December 31, 2020. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 6.89% as of December 31, 2020.

In March 2020, Glory Star Beijing entered into another two-year credit facility agreement of maximum $1,533 with China Merchants Bank. On March 27, 2020, Glory Star Beijing made a withdraw of $1,533, which will be due on March 26, 2021. The loan bears a fixed interest rate of 4.3%. The Company incurred guarantee fee in the amount of $35 for the loan of which the unamortized balance was $8 as of December 31, 2020. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 6.73% as of December 31, 2020.

The above loans are guaranteed by Beijing Zhongguancun Sci-tech Financing Guarantee Co., Ltd, for whom a counter guarantee was provided by Horgos, Mr. Zhang Bing, the Chairman of the Company’s board of directors, and Mr. Lu Jia, the Vice President of the Company.

(3)	In March, 2020, Glory Star Beijing entered into a two-year credit facility agreement of maximum $1,533 with Huaxia Bank. On March 23, 2020, Glory Star Beijing made a withdrawal of $1,533, $153 of which will be due on March 21, 2021 and the remaining of $1,380 will be due on March 23, 2022. The loan bears a fixed interest rate of 6.09% per annum. The Company incurred guarantee fee in the amount of $3 and $26 for the loan’s short-term portion and long-term portion of which the unamortized balance was $1 and $6 as of December 31, 2020, respectively. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 8.13% as of December 31, 2020. The loan is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd. Horgos provided counter-guarantee to Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd with accounts receivable from Beijing iQYI Technology Co., Ltd. pledged as collateral and Mr. Zhang Bing, the Chairman of the Company’s board of directors, provided the additional guarantee.

(4)	On September 29, 2020, Leshare Beijing entered into a two-year credit facility agreement of maximum $1,073 and an one-year credit facility agreement of maximum $460 with Xiamen International Bank, respectively. On September 30, 2020, Leshare Beijing withdrew $1,073 and $460, respectively, both with maturity date of March 29, 2021. These loans bear fixed interest rate of 6.0% and 5.5% respectively. These loans are guaranteed by Horgos, and Mr. Zhang Bing, the Chairman of the Company’s board of directors

The weighted average interest rate for bank loans was approximately 5.65% and 7.19% for the years ended December 31, 2019 and 2020, respectively. For the years ended December 31, 2019 and 2020, interest expense related to bank loans amounted to $270 and $332 respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

10. LEASES

The Company leases offices space under non-cancelable operating leases, with terms ranging from one to five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	December 31, 2019	December 31, 2020

Right-of-use assets	$2,027	$1,689

Operating lease liabilities - current	$313	$385
Operating lease liabilities - non-current	1,718	1,386
Total operating lease liabilities	$2,031	$1,771

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of December 31, 2020:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.10
Weighted average discount rate	5.55%

For the years ended December 31, 2019 and 2020, the Company incurred total operating lease expenses of $488 and $533, respectively.

The following is a schedule, by fiscal years, of maturities of lease liabilities as of December 31, 2020:

2021	$468
2022	468
2023	514
2024	514
2025	-
Total lease payments	1,964
Less: imputed interest	193
Present value of lease liabilities	$1,771

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

11. RELATED PARTY TRANSACTIONS

Amounts due to Related Parties

As of December 31, 2019, and 2020, amounts due to related parties consisted of the following:

	December 31, 2019	December 31, 2020

Mr. Zhang Bing(1)	$726	$-
Mr. Lu Jia(2)	799	-
Mr.Wang jian (3)	-	230
TKK Symphony Sponsor 1	-	500
	$1,525	$730

(1)	Chairman of the Company’s board of directors and CEO of the Company
(2)	Board member and vice president of the Company.
(3)	Legal representative, Director, and General Manager of Glary Prosperity

The balances of $1,525 and $730 as of December 31, 2019 and 2020, respectively, were borrowed from related parties for the Company’s working capital needs. The balances are short-term in nature, non-interest bearing, unsecured and repayable on demand.

Convertible promissory note – related party

On September 6, 2019, GS Holdings issued the Sponsor an unsecured promissory note in a principal amount of up to $1,100 (the “Sponsor Note”) for working capital loans made or to be made by the Sponsor, pursuant to which $350 of previously provided advances were converted into loans under the Sponsor Note. The Note bore no interest and was due on the earlier of (i) the consummation of a Business Combination or (ii) the liquidation of GS Holdings. Up to $1,000 of the loans under the Sponsor Note could be converted into warrants, each warrant entitling the holders to receive one half of one ordinary share, at $0.50 per warrant. In September and October 2019, GS Holdings received an additional $750 under the Sponsor Note, bringing the total outstanding balance due under the Sponsor Note as of December 31, 2019 to an aggregate of $1,100.

On February 14, 2020, GS Holdings entered into an amended and restated promissory note with the Sponsor (the “Amended Sponsor Note”) to extend the maturity date from the closing of the Business Combination to a date that is one year from the closing of the Business Combination. In addition, under the Amended Sponsor Note, TKK granted the Sponsor the right to convert the current outstanding balance of $1,400 under the Amended Sponsor Note to GS Holdings’ ordinary shares at the conversion price equal to the volume-weighted average price of GS Holdings’ ordinary shares on Nasdaq or such other securities exchange or securities market on which GS Holdings’ ordinary shares are then listed or quoted, for the ten trading days prior to such conversion date; provided, however, the conversion price shall not be less than $5.00. On February 14, 2021, which is the maturity date of the Amended Sponsor Note, the Amended Sponsor Note automatically converted into 280,000 of GS Holdings’ ordinary shares at a conversion price of $5.00 per share.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES

Cayman Islands

GS Holdings and Glory Star are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, GS Holdings and Glory Star are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazette on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

PRC

WFOE, Horgos, Glory Star Beijing, Beijing Leshare, Horgos Glory Prosperity, Shenzhen Leshare, Horgos Glary Wisdom, Beijing Glory Wisdom, Horgos Technology and Xing Cui Can were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. For the years ended December 31, 2019 and 2020, Beijing Glary Wisdom was recognized as small low-profit enterprise and received a preferential income tax rate of 10%. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. Horgos, Horgos Glory Prosperity, Horgos Glary Wisdom are subject to a preferential income tax rate of 0% for a period from 2017 to 2020, and Horgos Technology is eligible to be exempted from income tax from 2020 to 2024, as they are all incorporated in the Horgos Economic District, Xinjiang province.

 GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2019	2020

Net income before provision for income taxes	$26,594	$30,918
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	6,649	7,730

Expenses not deductible for tax purpose	350	297
Changes in valuation allowance	-	6
Effect of preferential tax rates granted to the PRC entities (a)	(6,808)	(6,360)
Income tax expense	$191	$1,673
Effective income tax rate	0.72%	5.41%

(a)	The Company’s subsidiary Horgos, Horgos Glory Prosperity and Horgos Technology are subject to a favorable tax rate of 0%. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. For the years ended December 31, 2019 and 2020, the tax saving as the result of the favorable tax rate amounted to $6,808 and $6,360, respectively, and per share effect of the favorable tax rate were $0.17 and $0.12.

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of December 31, 2019, and 2020, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that give rise to deferred tax asset as of December 31, 2019 and 2020 was as follows:

	December 31, 2019	December 31, 2020

Deferred tax assets:
Allowance for doubtful accounts	$16	$133
Net operating loss carry forwards	517	627
Total deferred tax assets, net	$533	$760

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of December 31, 2019 and 2020.

13. SHARE-BASED COMPENSATION TO EMPLOYEES

On February 14, 2020, the board of directors of the Company approved 2019 Equity Incentive Plan (“2019 Plan”), which allows for the award of stock and options, up to 3,732,590 ordinary shares to its employees, directors and consultants. The per share exercise price for the ordinary shares to be issued pursuant to exercise of an option will be no less than 100% or 110% of the fair market value per ordinary share on the date of grant.

On March 13, 2020, three independent directors of the Company entered into the independent director agreements and restricted stock award agreements (“Award Agreement”) with the Company. Pursuant to the Award Agreement, during the term of service as a director of the Company, each independent director of the Company shall be entitled to a fee of $2 per month ($24 per year) and 2,000 ordinary shares of the Company per year of service. On March 13, 2020, the Company granted each independent director 2,000 shares pursuant to the Award Agreement under the Company’s 2019 Plan. All of the Shares vests upon the date of grant.

On May 29, 2020, the Company granted executive officers and key employees 1,585,000 shares pursuant to the Award Agreement under the Company’s 2019 Plan. 50% shares vest immediately on the date of grant, and 50% shares vest on the date that is 90 days from the date of grant, subject to each person’s continued employment. All of the shares vest as of December 31, 2020 except for 24,000 shares cancelled due to two employees' resignation from the Company.

On September 15, 2020, the Company entered into an independent director agreement with Mr. Ke Chen (“Chen Agreement”). Under the Chen Agreement, Mr. Chen will receive annual compensation in the amount of $2 per month ($24 per year), plus reimbursement of expenses, and 2,000 ordinary shares of the Company per year of service. On September 14, 2020, the Company granted Mr. Chen 2,000 Shares pursuant to the terms of the restricted stock award agreement under the Company’s 2019 Equity Incentive Plan. 100% of the Shares shall fully vest on September 14, 2021.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

13. SHARE-BASED COMPENSATION TO EMPLOYEES (cont.)

A summary of the restricted ordinary shares activities for the year ended December 31, 2020 is presented below. There were no such activities for the year ended December 31, 2019.

	Number of shares	Weighted average grant date fair value
		US$
December 31, 2019	-	-
Granted	1,593,000	3.43
Forfeited or canceled	(24,000)	3.23
Vested	1,567,000	3.43
December 31, 2020	2,000	3.01

The total fair value of shares vested during the year ended December 31, 2020 was $5,379. Compensation expense recognized for restricted ordinary shares for the year ended December 31, 2020 was allocated to the following expense items:

For the Year Ended December 31,
2020

Cost of revenues	$448
Selling and marketing	355
General and administrative	4,578
$5,381

As of December 31, 2020, $4 of total unrecognized compensation expense related to restricted ordinary shares is expected to be recognized over a weighted average period of approximately 0.7 year.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

14. EQUITY

Preferred Shares

The Company is authorized to issue 2,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2019 and 2020, there were no preferred shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. Holders of the ordinary shares are entitled to one vote for each share.

The Company engaged EarlyBirdCapital as an advisor (the “Original Marketing Agreement”) in connection with a Business Combination to assist the Company in locating target businesses, holding meetings with its shareholders to discuss a potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with a Business Combination. The Company agreed to pay EarlyBirdCapital a cash fee equal to $8,750 for such services upon the consummation of a Business Combination (exclusive of any applicable finders’ fees which might become payable). The Company also agreed to pay EarlyBirdCapital a cash fee equal to 1.0% of the transaction value if EarlyBirdCapital located the target business with which the Company consummated a Business Combination.

In connection with the Business Combination, on February 14, 2020, the Company entered into a Business Combination Marketing Agreement Fee Amendment (the “Fee Amendment”) with EarlyBirdCapital whereby EarlyBirdCapital agreed to amend the Original Marketing Agreement. Under the Fee Amendment, EarlyBirdCapital agreed to reduce its fee of $8,750 due under the Original Agreement and forgo reimbursement of expenses in exchange for a convertible promissory note in the amount of $4,000 without interest (“EBC Note”). The EBC Note is for a period of one year and is convertible, at EarlyBirdCapital’s option, into the Company’s ordinary shares at the conversion price equal to the volume-weighted average price of the Company’s ordinary shares on Nasdaq or such other securities exchange or securities market on which the Company’s ordinary shares are then listed or quoted, for the ten trading days prior to such conversion date; provided, however, the conversion price shall not be less than $5.00 (the “Floor Price”). On March 26, 2020, the EBC Note was converted into the 800,000 of Company’s ordinary shares.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

The Company entered into a contract for marketing promotion services with Shenzhen Quandu Advertising Co. Ltd. (hereinafter referred to as “Quandu Advertising”) to expand the advertising market in South China to strive for more market share. Quandu Advertising is a company dedicated in expansion of advertising business. It has long been committed to the southern regions of China, including Shenzhen, Guangdong, Fujian, Hunan and Hubei provinces, and has very extensive resources and established long-term cooperative relations with consumer, telecommunication and medical enterprises. The service term is valid for 12 months, from March 2020 to March 2021. According to the contract, the Company compensated Quandu Advertising for its services hereunder by issuing 125,000 shares valued at US$2.45 per share on March 13, 2020.

Since listing on NASDAQ, the Company is striving to expand new areas of business growth and seek cooperation and merger and acquisition of assets. For this purpose, the Company and Shenzhen Yijincheng Business Consulting Co., Ltd. (hereinafter referred to as“Yijincheng”) entered into an agreement to assist in acquiring media and content assets and seeking partners. Yijincheng is a company focusing on conducting business consulting and providing merger and acquisition services for listed companies. The service term is valid for 9 months, from March 2020 to December 2020. According to the contract, the Company compensated Yijincheng for its services hereunder by issuing 200,000 shares of the company’s ordinary shares valued at US$2.45 per share on March 13, 2020.

Following the completion of the 2019 fiscal year, and in accordance with the terms of the Share Exchange Agreement, the Company determined that the 2019 earn out target were met and the Sellers are entitled to the 2019 Earn out Shares. On April 22, 2020, the Company issued an additional 5,000,000 of the Company’s ordinary shares as the 2019 Earn out Shares to the Sellers pursuant to the terms of the Shares Exchange Agreement.

On May 13,2020, the Company entered into a Consulting and Media Amplification Agreement with Consortium Management, LLC (hereinafter referred to as “Consortium”) , pursuant to which the Company agreed to pay up to$300 in cash and issue 112,500 ordinary shares of the Company for the performance of certain services by Consortium for the Company. Consortium has received $180 in cash and the full 112,500 Shares for services rendered pursuant to the Consulting Agreement. The Company issued to Consortium another 20,000 ordinary shares on October 16, 2020 for settlement payment.

On September 15,2020, the Company entered into a Consultation Agreement with Fortune Path Limited, a British Virgin Islands registered company and issued 100,000 ordinary shares to Xingxian Li, the person designated by Fortune Path Limited , pursuant to the terms and conditions of the Consultation Agreement. The 100,000 ordinary shares of the Company to be issued to the designated Holder of Fortune Path Limited under the Consultation Agreement, valued at $3.12, the closing price of the Company's ordinary shares on September 15, 2020.

In October 2020, the Company entered into a subscription agreement with Hong Kong Duoku Limited (“Duoku”), pursuant to which the Company will issue 193,986 of ordinary shares at $10.31 per share to Duoku. On November 17, 2020, the Company has completed such issuance of 193,986 ordinary shares at a purchase price of $10.31 per share.

At December 31, 2019 and 2020, there were 41,204,025 and 57,886,352 ordinary shares issued and outstanding, respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

Warrants

Pursuant to the Initial Public Offering, TKK sold 25,000,000 Units at a purchase price of $10.00 per Unit, inclusive of 3,000,000 Units sold to the underwriters on August 22, 2018 upon the underwriters’ election to partially exercise their over-allotment option. Each Unit consists of one ordinary share, one warrant (“Public Warrant”) and one right (“Public Right”). Each Public Warrant entitles the holder to purchase one-half of one ordinary share at an exercise price of $11.50 per whole share. Each Public Right entitles the holder to receive one-tenth of one ordinary share at the closing of a Business Combination.

Simultaneously with the closing of the Initial Public Offering, Symphony Holdings Limited (“Symphony”) purchased an aggregate of 11,800,000 Private Placement Warrants at $0.50 per Private Placement Warrant for an aggregate purchase price of $5,900. On August 22, 2018, TKK consummated the sale of an additional 1,200,000 Private Placement Warrants at a price of $0.50 per Private Placement Warrant, generating gross proceeds of $600. Each Private Placement Warrant is exercisable to purchase one-half of one ordinary share at an exercise price of $11.50 per whole share.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants (i) are not redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. If the Private Placement Warrants are held by holders other than the initial purchasers or any of their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Placement Warrants may not be transferable, assignable or salable until the consummation of a Business Combination, subject to certain limited exceptions.

The summary of warrant activity is as follows:

	Warrants Outstanding	Exercisable Shares	Weighted Average Exercise Price	Average Remaining Contractual Life

December 31, 2019	37,994,004	37,994,004	$11.5	4.13
Granted/Acquired	5,996	5,996	11.5	4.13
Forfeited	-	-	-	-
Exercised	-	-	-	-
December 31, 2020	38,000,000	38,000,000	$11.5	4.13

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

Rights

Each holder of a Public Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a Business Combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the Business Combination, the Company issued 2,504,330 shares in connection with an exchange of Public Rights.

Statutory reserve

Horgos, Beijing Glory Star, Beijing Leshare, Shenzhen Leshare, Horgos Glary Wisdom, Beijing Glary Wisdom, Glary Prosperity, Horgos Technology and Xing Cui Can operate in the PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Non-controlling interest

As of December 31, 2020, the Company’s non-controlling interest represented 49% equity interest of Horgos Glary Wisdom and 49% equity interest of Glary Prosperity respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

15. SEGMENT INFORMATION

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services.

Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280, including Cheers APP internet business and traditional media businesses. Cheers APP Internet Business generates advertising revenue from broadcasting IP short video, live streaming and APP advertising through Cheer APP and service revenue from Cheers E-mall marketplace. Traditional Media Business mainly contributes the advertising revenue from Cheers TV-series, copyright revenue, customized content production revenue and others. The CODM measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Company currently does not allocate assets and share-based compensation for employees to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Company’s operating segment results for the years ended December 31, 2019 and 2020.

	For the Years Ended December 31,
	2019	2020

Net revenues:
Cheers App Internet Business	$28,301	$83,573
Traditional Media Business	37,476	40,190
Total consolidated net revenues	$65,777	$123,763
Operating income:
Cheers APP Internet Business	$11,548	$24,343
Traditional Media Business	15,291	11,707
Total segment operating income	26,839	36,050
Unallocated item (1)	-	(5,381)
Total consolidated operating income	$26,839	$30,669

(1)	The unallocated item for the year ended December 31, 2020 presents the share-based compensation for employees, which is not allocated to segments.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

16. SUBSEQUENT EVENTS

On February 5, 2021, the Company sold the 51% ownership of Horgos Glary Wisdom Marketing Planning Co., Ltd (“Wisdom”) held by Horgos Glory Star Media Co., Ltd (“Horgos”) to Mr. Feng Zhao, who held 49% ownership of Wisdom. Upon the consummation of the sale of Wisdom, Horgos ceased to hold shares in Wisdom and Wisdom was no longer a majority controlled subsidiary of Horgos. The disposal of Wisdom has no major effect on the Company’s operations and financial results.

On February 22, 2021, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities, LLC (“Univest”), as the representative of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell (i) 3,810,976 ordinary shares of the Company (“Offered Shares”), par value of $0.0001 per share (the “Ordinary Shares”) and (ii) warrants (the “Warrants”) to purchase an aggregate of 3,810,976 Ordinary Shares (the “Warrant Shares”) in an underwritten public offering (the “Offering”). In addition, the Company has granted the Underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 571,646 Ordinary Shares (the “Option Shares”) and Warrants to purchase up to 571,646 Ordinary Shares at the public offering price, less underwriting discounts and commissions. The Offered Shares and Warrants are delivered on February 24, 2021, at a public offering price of $3.28 per share and associated warrant to purchase one ordinary share, as set forth in the Underwriting Agreement, subject to the satisfaction of certain closing conditions. The exercise price of each Warrant is $4.10 per share, and each Warrant is exercisable immediately after the date of issuance and will expire five years from the date of issuance. The exercise price and the number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of specified events, including stock dividends, stock splits, combinations and reclassifications of the Ordinary Shares, as described in the Warrant. In addition, the Company agreed to issue Univest or its designees warrants (the “Underwriter Warrants”) to purchase up to an aggregate of 190,549 Ordinary Shares (219,131 Ordinary Shares if the Over-Allotment Option is exercised in full), which represents 5.0% of the Offered Shares sold, or if the Over-Allotment Option is exercised in full, the Offered Shares and Option Shares sold, in the Offering. The Underwriter Warrants have an exercise price equal to $4.10, which is the same exercise price of the Warrants sold in the Offering, and are immediately exercisable for five years from the commencement of sales. The Underwriter Warrants have substantially similar terms to the Warrants issued in the Offering.

On March 4, 2021, Leshare Beijing repaid the $1,533 of short term bank loan to Xiamen International Bank and borrowed two new bank loans with aggregated amount of $1,533 from Xiamen International Bank for working capital needs, $460 of which bears a fix interest rate of 5.5% with due date on September 28, 2021 and $1,073 of which bears a fixed interest rate of 6.0% with maturity date on September 3, 2021.

On March 22, 2021, Glory Star Beijing repaid the $1,533 of short term bank loan to China Merchants Bank and borrowed a new bank loan of $1,533 from China Merchants Bank for working capital needs, which bears a fixed interest rate of 4.5% with maturity date on March 21, 2022.

On March 25, 2021, the underwriters fully exercised and closed on their over-allotment option to purchase an additional 571,646 ordinary shares of the Company, together with warrants to purchase up to 571,646 ordinary shares of the Company in connection with the Company’s underwritten public offering on February 24, 2021. The additional ordinary shares and warrants were sold at the public offering price of $3.28 per ordinary share and associated warrant. After deducting underwriting discounts, the additional net proceeds of the sale of the ordinary shares and warrants from the over-allotment option were approximately $1,744.

These consolidated financial statements were approved by management and available for issuance on March 29, 2021. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.