Form 20-F/A
period 2020-12-31
GLORY STAR NEW MEDIA GROUP HOLDINGS Ltd
filed 2021-06-01
CIK 1738758

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒

Explanatory Note

Glory Star New Media Group Holdings Limited (the “Company”) is filing this Amendment No. 1 to Form 20-F/A (“Amendment”) to its annual report on Form 20-F for the year ended December 31, 2020 (“Original Form 20-F”), as filed with the Securities and Exchange Commission (“SEC”) on March 29, 2021 (“Original Filing Date”). On May 25, 2021, the Company filed a Current Report on Form 6-K with the SEC disclosing the determination by the board of directors, based on the recommendation of and after consultation with the audit committee of the Board of Directors and management, that the Company will restate previously issued consolidated financial statements and related disclosures as of and for the year ended December 31, 2020. Please refer to Note 1, Restatement of Consolidated Financial Statements, of Notes to Consolidated Financial Statements of this Amendment for additional information. The relevant unaudited interim financial information for three months ended March 31, 2020 and June 30, 2020, as well as the six months ended June 30, 2020 is also being restated. The impact of such restatements is included herein. Refer to Note 18, Quarterly Financial Data (Unaudited), of Notes to Consolidated Financial Statements of this Amendment.

As a result of the above, the Company is amending Items 3, 5, 15, 18 and 19 to its Original Form 20-F. Other than the Items amended, disclosures in the Original Form 20-F remain unchanged. The Company has not modified or updated disclosures presented in the Original Form 20-F, except as required to reflect the effects of the restatement and the inclusion of the Part III information. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and does not reflect events occurring after the Original Filing Date of the Original Form 20-F other than as described herein and no attempt has been made in this Amendment to modify or update other disclosures as presented in the Original Form 20-F, except as specifically referenced herein. Accordingly, this Amendment and the Original Form 20-F should be read in conjunction with the Company’s filings with the SEC subsequent to the filing of the Original Form 20-F.

PART I

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations data for the fiscal years ended December 31, 2019 and 2020, and selected balance sheet data as of December 31, 2019 and 2020, which have been derived from our audited consolidated financial statements included elsewhere in this amended annual report. The following selected historical statements of operations data for the year ended December 31, 2018 (for the period from February 5, 2018 (Inception) through December 31, 2018) and selected balance sheet data as of December 31, 2018 have been derived from TKK’s audited consolidated financial statements not included in this annual report but can be found in our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 31, 2020. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

	For the Years Ended December 31,
	2018(1)		2019	2020
	(in thousands of U.S. dollars, except share and per share data)
				Restated
Revenues：
Advertising revenue	-		48,391	104,664
Customized content production revenue	-		9,098	10,200
Copyrights revenue	-		7,369	6,883
CHEERS e-Mall marketplace service revenue	-		670	1,517
Other revenue	-		249	499
Total revenues：	-		$65,777	$123,763

Operating expenses:
Cost of revenues	-		(31,901)	(38,481)
Selling and marketing	-		(3,154)	(43,827)
General and administrative	-		(3,134)	(10,095)
Research and development	-		(749)	(691)
Operating costs	277		-	-
Total operating expenses	277		(38,938)	(93,094)

Income from operations			26,839	30,669
Other (expenses) income:	-		-	-
Interest expense, net	-		(295)	(282)
Other income, net	-		50	531
Interest income on marketable securities held in Trust Account	1,947		-	-
Change in fair value of warrant liability	-		-	19,714
Unrealized gain (loss) on marketable securities held in Trust Account	(61)		-	-
Total other (expenses) income	(1,886)		(245)	19,963

Income before income tax	1,609		26,594	50,632
Income tax (expense) benefit	-		(191)	(1,673)
Net income	1,609		26,403	48,959
Less: net gain (loss) attributable to non-controlling interests	-		80	(31)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	-		$26,323	$48,990

Other comprehensive (loss) income	-
Unrealized foreign currency translation (loss) gain	-		(974)	6,495
Comprehensive income			25,429	55,454
Less: comprehensive gain (loss) attributable to non-controlling interests	-		74	(4)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	-		$25,355	$55,458

Earnings per ordinary share
Basic	$(0.04)		$0.64	$0.91

Weighted average shares used in calculating earnings per ordinary share	6,592,952		41,204,025	53,844,237
Basic

Earnings per ordinary share
Dilutive	$(0.04	)(2)	$0.57	$0.83

Weighted average shares used in calculating earnings per ordinary share	6,592,952	(3)	46,484,025	59,126,237
Dilutive

(1)	Derived from historical financial data prior to the Business Combination.
(2)	Adjusted net loss per ordinary share – basic and diluted excludes income attributable to ordinary shares subject to possible redemption of $1,852,344 for the period from February 5, 2018 (inception) through December 31, 2018.
(3)	Excludes an aggregate of up to 24,553,676 shares subject to possible redemption at December 31, 2018.

Selected Balance Sheet Information:

	December 31,
	2018(1)	2019	2020
	(in thousands of U.S. dollars)
			Restated
Assets
Current assets:
Cash and cash equivalents	$407	$6,919	$17,731
Short-term investment	-	-	1,732
Accounts receivable, net	-	51,061	81,110
Prepayment and other assets	120	2,499	2,544
Total current assets	527	60,479	103,117
Property and equipment, net	-	331	251
Intangible assets, net	-	14,683	15,632
Deferred tax assets	-	533	760
Unamortized produced content, net	-	1,657	1,300
Right-of-use assets	-	2,027	1,689
Prepayments and other assets, net	-	-	20,647
Marketable securities held in Trust Account	251,886	-	-
Total non-current assets	251,886	19,231	40,279
TOTAL ASSETS	$252,413	$79,710	$143,396

Liabilities and Equity
Current liabilities:
Short-term bank loans	$-	$718	$5,160
Accounts payable	24	4,546	7,887
Advances from customers	-	610	609
Accrued liabilities and other payables	-	6,134	11,291
Other taxes payable	-	1,890	7,894
Operating lease liabilities -current	-	313	385
Due to related parties	-	1,525	730
Convertible promissory note - related party	-	-	1,400
Total current liabilities	24	15,736	35,356
Long-term bank loan	-	-	1,374
Operating lease liabilities - non-current	-	1,718	1,386
Warrant liability	-	-	833
Total non-current liabilities	-	1,718	3,593
TOTAL LIABILITIES	$24	$17,454	$38,949

Ordinary shares subject to possible redemption, 24,553,676 shares at redemption value of $10.08 per share at December 31, 2018	247,389	-	-

TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	5,000	79,710	143,396

(1)	Derived from historical financial data prior to the Business Combination. For the period from February 5, 2018, (inception) through December 31, 2018.

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

Prior to our Business Combination with TKK, Glory Star was a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Glory Star’s management has not completed an assessment of the effectiveness of its internal control over financial reporting, and its independent registered public accounting firm has not conducted an audit of its internal control over financial reporting. Following the Business Combination and in the course of auditing our combined and consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, which relate to a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. Subsequent to the filing of our Original Annual Report on Form 20-F on March 29, 2021, management identified an error in the accounting for private warrants issued in connection with the initial public offering of TKK and recorded to the Company’s consolidated financial statements as a result of the Company’s merger with TKK and the reverse recapitalization that occurred on February 14, 2020. Such error is considered as connected with the above material weakness related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. Following the identification of the material weakness, we have taken measures, and plan to continue to take measures, to remediate these control deficiencies. See “Item 15. Controls and Procedures — Changes to Internal Control Over Financial Reporting”. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

We are committed to remediating its material weakness as promptly as possible. However, there can be no assurance as to when this material weakness will be remediated or that additional material weaknesses will not arise in the future. If we are unable to maintain effective internal control over financial reporting, our ability to record, process and report financial information timely and accurately could be adversely affected, which could subject us to litigation or investigations, require management resources, increase our expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price.

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

This Operation and Financial Review has been amended and restated to give effect to the restatement of our previously issued consolidated financial statements as of and for the year ended December 31, 2020 as more fully described in the Explanatory Note and in Note 1 – Restatement of Consolidated Financial Statements in our accompanying consolidated financial statements.

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

(in U.S. dollars in thousands, except for percentages)
	For the years ended
	December 31,
	2019		2020		Change
			(Restated)
	$	%	$	%	$	%
Revenues	65,777	100.00	123,763	100.00	57,986	88.16
Operating expenses:
Cost of revenues	(31,901)	48.50	(38,481)	31.09	6,580	20.63
Selling and marketing	(3,154)	4.79	(43,827)	35.41	40,673	1,289.57
General and administrative	(3,134)	4.76	(10,095)	8.16	6,961	222.11
Research and development	(749)	1.14	(691)	0.56	(58)	(7.74)
Total operating expenses	(38,937)	59.20	(93,094)	75.22	54,156	139.08

Income from operations	26,839	40.80	30,669	24.78	3,830	14.27

Other (expenses) income:
Interest expense, net	(295)	(0.45)	(282)	0.23	13	(4.41)
Change in fair value of warrant liability	-	-	19,714	15.93	19,714	NM
Other income, net	50	0.08	531	0.43	481	962.00
Total other (expenses) income	(245)	(0.37)	19,963	16.13	20,208	(8,248.16)
Income before income taxes	26,594	40.43	50,632	40.91	24,038	90.39
Income tax expense	(191)	(0.29)	(1,673)	(1.35)	(1,482)	775.92
Net income	26,403	40.14	48,959	39.56	22,556	85.43

NM – Not Meaningful

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

Other expense, net

Other expenses, net for the year ended December 31, 2019 was $0.2 million, which mainly presents our interest expense, net of our non-operating income. Other income, net for the year ended December 31, 2020 was $20.0 million, mainly includes the change in fair value of warrant liability in the amount of $19.7 million and subsidy income from local tax authority, net of interest expense.

The change in fair value of warrant liability for the year ended December 31, 2020 represents a net remeasurement gain of $19.7 million as restated for the private placement warrants. The private placement warrants were issued in connection with the initial public offering of TKK Symphony Acquisition Corporation (“TKK”) and recorded to the Company’s consolidated financial statements as a result of the Company’s merger with TKK and the reverse recapitalization that occurred on February 14, 2020. As of February 14, 2020, TKK had 13,000,000 of private placement warrants outstanding and there was no change to the number of outstanding private warrants through December 31, 2020. The fair value of the private warrants as of February 14, 2020 and December 31, 2020 was estimated to be $20.5 million and $0.8 million, respectively, by using the binomial option valuation model. The change in fair value as of December 31, 2020 as compared to that of February 14, 2020 amounted to $19.7 million, which was recognized in the consolidated statements of operations.

Income tax expense, net

Income tax expense for the year ended December 31, 2019 was net of $0.2 million, as compared to net of $1.7 million for the year ended December 31, 2020.

Net Income

As a result of the foregoing, we had a net income of $49.0 million (as restated to recognized the revaluation gain of warrant liability related to private warrants) in 2020, as compared to a net income of $26.4 million in 2019.

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

Warrants

The Company evaluates the public and private warrants under Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Warrants recorded as equity are recorded at their fair value determined at the issuance date and are not remeasured after that. Warrants recorded as liabilities are recorded at their fair value and remeasured on each reporting date with change in estimated fair value of common stock warrant liability in the consolidated statement of operations.

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

Net cash provided by operating activities was $8.7 million for the year ended December 31, 2020. This consisted primarily of net income of $49.0 million, and an increase in accounts payable of $2.8 million, an increase in accrued liabilities and other payables of $5.2 million mainly arising from the cash receipt in advance from Cheers e-Mall marketplace; partially offset by an increase of remeasurement gain of warrant liability related to private warrants in the amount of $19.7 million, an increase of accounts receivable in the amount of $24.0 million that are in line with our reported increased revenue for the year ended December 31, 2020 as compared to the year ended December 31, 2019, as well as the increase of prepayment of $19.3 million that was mainly due to the increase of prepayments for two co-produced TV series amounted to $17.5 million and the prepayment for software development amounted to $3.1 million.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2020, we identified a material weakness related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO, at the time our Original Annual Report on Form 20-F for the year ended December 31, 2020 was filed.

Subsequent to the filing of our Original Annual Report on Form 20-F on March 29, 2021, management identified an error in the accounting for private warrants issued in connection with the initial public offering of TKK and recorded to the Company’s consolidated financial statements as a result of the Company’s merger with TKK and the reverse recapitalization that occurred on February 14, 2020. Such error is considered as connected with the above material weakness related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The identified material weakness resulted in the failure to prevent a material error in the accounting for private warrants and the resulting restatement of our previously issued financial statements

Attestation Report of the Registered Public Accounting Firm

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer
Date: May 28, 2021

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

 Restatement of 2020 Financial Statements

As discussed in Note 1 to the consolidated financial statements, the 2020 consolidated financial statements have been restated to correct a misstatement.

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

/s/ Friedman LLP

We have served as the Company’s auditor since 2020

New York, New York

March 29, 2021, except for Notes 1 and 15, as to which the date is May 28, 2021

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2019	2020
		(Restated)
Assets
Current assets:
Cash and cash equivalents	$6,919	$17,731
Short-term investment	-	1,732
Accounts receivable, net	51,061	81,110
Prepayments and other assets, net	2,499	2,544
Total current assets	60,479	103,117
Property and equipment, net	331	251
Intangible assets, net	14,683	15,632
Deferred tax assets	533	760
Unamortized produced content, net	1,657	1,300
Right-of-use assets	2,027	1,689
Prepayments and other assets, net	-	20,647
Total non-current assets	19,231	40,279
TOTAL ASSETS	$79,710	$143,396

Liabilities and Equity
Current liabilities:
Short-term bank loans	$718	$5,160
Accounts payable	4,546	7,887
Advances from customers	610	609
Accrued liabilities and other payables	6,134	11,291
Other taxes payable	1,890	7,894
Operating lease liabilities -current	313	385
Due to related parties	1,525	730
Convertible promissory note - related party	-	1,400
Total current liabilities	15,736	35,356
Long-term bank loan	-	1,374
Operating lease liabilities - non-current	1,718	1,386
Warrant liability	-	833
Total non-current liabilities	1,718	3,593
TOTAL LIABILITIES	$17,454	$38,949

Commitments and contingences

Shareholders’ equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of December 31, 2019 and December 31, 2020; 41,204,025 and 57,886,352 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	$4	$6
Additional paid-in capital	13,375	9,159
Statutory reserve	431	648
Retained earnings	49,547	89,271
Accumulated other comprehensive loss	(1,576)	4,892
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	61,781	103,976
Non-controlling interest	475	471
TOTAL EQUITY	62,256	104,447

TOTAL LIABILITIES AND EQUITY	$79,710	$143,396

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(In U.S. dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2019	2020
		(Restated)
Revenues	$65,777	$123,763

Operating expenses:
Cost of revenues	(31,901)	(38,481)
Selling and marketing	(3,154)	(43,827)
General and administrative	(3,134)	(10,095)
Research and development	(749)	(691)
Total operating expenses	(38,938)	(93,094)

Income from operations	26,839	30,669
Other (expenses) income:
Interest expense, net	(295)	(282)
Change in fair value of warrant liability	-	19,714
Other income, net	50	531
Total other (expenses) income	(245)	19,963

Income before income tax	26,594	50,632
Income tax expense	(191)	(1,673)
Net income	26,403	48,959
Less: net gain (loss) attributable to non-controlling interests	80	(31)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$26,323	$48,990

Other comprehensive (loss) income
Unrealized foreign currency translation (loss) gain	(974)	6,495
Comprehensive income	25,429	55,454
Less: comprehensive gain (loss) attributable to non-controlling interests	74	(4)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$25,355	$55,458
Earnings per ordinary share
Basic	$0.64	$0.91

Weighted average shares used in calculating earnings per ordinary share
Basic	41,204,025	53,844,237

Earnings per ordinary share
Dilutive	$0.57	$0.83

Weighted average shares used in calculating earnings per ordinary share
Dilutive	46,484,025	59,126,237

 The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Preferred shares		Ordinary shares		Additional paid-in	Retain	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	earnings	reserve	loss	equity	interests	Equity
Balance as of December 31, 2018	-	-	41,204,025	$4	$574	$23,840	$418	$(608)	$24,228	$401	$24,629
Capital contribution from a shareholder	-	-	-	-	2,973	-	-	-	2,973	-	2,973
Appropriation to statutory reserve	-	-	-	-	-	(13)	13	-	-	-	-
Accretion of mezzanine equity	-	-	-	-	-	(603	-	-	(603)	-	(603)
Conversion of mezzanine equity	-	-	-	-	9,828	-	-	-	9,828	-	9,828
Net income	-	-	-	-	-	26,323	-	-	26,323	80	26,403
Foreign currency translation adjustment	-	-	-	-	-	-	-	(968)	(968)	(6)	(974)
Balance as of December 31, 2019	-	-	41,204,025	$4	$13,375	$49,547	$431	$(1,576)	$61,781	$475	$62,256
Reverse recapitalization	-	-	6,059,511	1	(13,375)	(9,049)	-	-	(22,423)	-	(22,423)
Shares-based compensation granted to nonemployees	-	-	1,357,500	-	1,779	-	-	-	1,779	-	1,779
Issuance of shares for the conversion of rights	-	-	2,504,330	-	-	-	-	-	-	-	-
Shares on earn out	-		5,000,000	1	(1)	-	-	-	-	-	-
Shares-based compensation granted to employees	-		1,567,000	-	5,381	-	-	-	5,381	-	5,381
Issuance of shares through private placement	-	-	193,986	-	2,000	-	-	-	2,000	-	2,000
Appropriation to statutory reserve	-		-	-	-	(217)	217	-	-	-	-
Net income	-	-	-	-	-	48,990	-	-	48,990	(31)	48,959
Foreign currency translation adjustment	-	-	-	-	-	-	-	6,468	6,468	27	6,495
Balance as of December 31, 2020 (Restated)	-	-	57,886,352	$6	$9,159	$89,271	$648	$4,892	$103,976	$471	$104,447

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Years Ended December 31,
	2019	2020
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$26,403	$48,959

Adjustments to reconcile net income to net cash provided by operating activities:
Allowance (Reversal of allowance) for doubtful accounts	188	(1,136)
Depreciation and amortization	739	2,910
Amortization of right-of-use assets	314	447
Deferred income tax expense (benefit)	190	(181)
Share-based compensation for employees	-	5,381
Share-based compensation for non-employees	-	1,779
Amortization of loan origination fees	-	93
Change in fair value of warrant liability	-	(19,714)
Changes in assets and liabilities
Accounts receivable	(12,705)	(24,043)
Prepayment and other assets	4,549	(19,340)
Unamortized produced content	1,261	442
Accounts payable	3,925	2,827
Advances from customers	372	(39)
Accrued liabilities and other payables	449	5,177
Other taxes payable	717	5,555
Operating lease liabilities	(310)	(376)
Net cash provided by operating activities	26,092	8,741

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7)	(59)
Prepayments for acquisition of intangible assets	(15,311)	(2,722)
Payments for short term investment	-	(1,637)
Net cash used in investing activities	(15,318)	(4,418)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	(9,409)	6,228
Repayments of bank loans	-	(724)
Payment of loan origination fees		(146)
Contribution from shareholders	3,185	-
Cash acquired from the acquisition of TKK	-	23
Net cash (used in) provided by financing activities	(6,224)	5,381

Effect of exchange rate changes	(68)	1,108

Net increase in cash and cash equivalents	4,482	10,812
Cash and cash equivalents, at beginning of year	2,437	6,919
Cash and cash equivalents, at end of year	$6,919	$17,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$287	$239
Right of use assets obtained in exchange for operating lease obligations	$2,339	$-

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Glory Star New Media Group Holdings Limited (“GS Holdings”, or the “Company”) has restated its previously issued consolidated financial statements and related disclosures as of and for the year ended December 31, 2020 included in its Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2021 (the “Original Form 20-F”), in order to correct errors resulting from the incorrect application of generally accepted accounting principles relating to previously issued private warrants.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). The SEC Staff Statement highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of SPACs.

After considering the SEC Staff Statement, the Company re-evaluated its historical accounting for its warrants and concluded it must amend the accounting treatment of the private warrants issued in connection with the initial public offering of TKK Symphony Acquisition Corporation (“TKK”) and recorded to the Company’s consolidated financial statements as a result of the Company’s merger with TKK and the reverse recapitalization that occurred on February 14, 2020. The warrant agreement governing the Company’s private warrants includes a provision that provides for potential changes to the settlement amounts dependent on the characteristics of the holder of the warrant. Upon review of the statement, the Company’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant with a fixed exercise price and fixed number of underlying shares. Based on management’s evaluation, the Company’s Audit Committee in consultation with management concluded that the Company’s private warrants are not indexed to the Company’s ordinary shares in the manner contemplated by ASC Section 815-40-15 because the characteristics of the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares.

Based on the re-evaluation, the Company concluded that the public warrants meet the criteria of equity classification and its historical accounting as equity is appropriate, which should be recorded at their relative fair value at the issuance date and remeasurement is not required. The private warrants should be recorded as warrant liability at their fair value on the consolidated balance sheets, and remeasured on each reporting date with changes recorded in revaluation of warrant liability on the Company’s consolidated statements of operations.

The following tables reflect the impact of the restatement adjustments to the specific line items presented in the Company’s previously reported consolidated financial statements for the year ended December 31, 2020. The amounts as previously reported were derived from the Company’s Original Form 20-F (in U.S. dollars in thousands, except share and per share data). A summary of the impact of these adjustments to the Company’s consolidated financial statements as of and for the related quarterly periods is provided in Note 18, Quarterly Financial Data (Unaudited).

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS (cont.)

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2020
	As previously reported	Restatement Impacts	As Restated
Liabilities and Equity
Warrant liability	$-	$833	$833
Total non-current liabilities	2,760	833	3,593
Total liabilities	38,116	833	38,949
Additional paid-in capital	20,657	(11,498)	9,159
Retained earnings	78,606	10,665	89,271
Total equity	105,280	(833)	104,447
Total liabilities and equity	143,396	-	143,396

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	For the Year Ended December 31, 2020
	As previously reported	Restatement Impacts	As Restated

Change in fair value of warrant liability	$-	$19,714	$19,714
Total other income	249	19,714	19,963
Income before income tax	30,918	19,714	50,632
Net income	29,245	19,714	48,959
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	29,276	19,714	48,990
Comprehensive income	35,740	19,714	55,454
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	35,744	19,714	55,458
Earnings per ordinary share
Basic	0.54	0.37	0.91
Dilutive	0.50	0.33	0.83

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2020
	As previously reported	Restatement Impacts	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$29,245	$19,714	$48,959

Adjustments to reconcile net income to net cash provided by operating activities:
Change in fair value of warrant liability	-	(19,714)	(19,714)
Net cash provided by operating activities	8,741		8,741

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and General

GS Holdings was a blank check company incorporated in the Cayman Islands on February 5, 2018 under the former name TKK. GS Holdings was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The registration statements for TKK’s Initial Public Offering (“Initial Public Offering”) were declared effective on August 15, 2018.

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

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

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

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

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

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

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

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

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

Risks in relation to the VIE structure

Glory Star believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Glory Star’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

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

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2019	2020
		(Restated)

Net income before provision for income taxes	$26,594	$50,632
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	6,649	12,658

Expenses not deductible for tax purpose	350	297
Changes in valuation allowance	-	6
Effect of warrant liability revaluation	-	(4,928)
Effect of preferential tax rates granted to the PRC entities (a)	(6,808)	(6,360)
Income tax expense	$191	$1,673
Effective income tax rate	0.72%	3.30%

(a)	The Company’s subsidiary Horgos, Horgos Glory Prosperity and Horgos Technology are subject to a favorable tax rate of 0%. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. For the years ended December 31, 2019 and 2020, the tax saving as the result of the favorable tax rate amounted to $6,808 and $6,360, respectively, and per share effect of the favorable tax rate were $0.17 and $0.12.

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

On May 29, 2020, the Company granted executive officers and key employees 1,585,000 shares pursuant to the Award Agreement under the Company’s 2019 Plan. 50% shares vest immediately on the date of grant, and 50% shares vest on the date that is 90 days from the date of grant, subject to each person’s continued employment. All of the shares vest as of December 31, 2020 except for 24,000 shares cancelled due to two employees’ resignation from the Company.

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

14. EQUITY (Restated)

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

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (Restated) (cont.)

Since listing on NASDAQ, the Company is striving to expand new areas of business growth and seek cooperation and merger and acquisition of assets. For this purpose, the Company and Shenzhen Yijincheng Business Consulting Co., Ltd. (hereinafter referred to as “Yijincheng”) entered into an agreement to assist in acquiring media and content assets and seeking partners. Yijincheng is a company focusing on conducting business consulting and providing merger and acquisition services for listed companies. The service term is valid for 9 months, from March 2020 to December 2020. According to the contract, the Company compensated Yijincheng for its services hereunder by issuing 200,000 shares of the company’s ordinary shares valued at US$2.45 per share on March 13, 2020.

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

On September 15,2020, the Company entered into a Consultation Agreement with Fortune Path Limited, a British Virgin Islands registered company and issued 100,000 ordinary shares to Xingxian Li, the person designated by Fortune Path Limited , pursuant to the terms and conditions of the Consultation Agreement. The 100,000 ordinary shares of the Company to be issued to the designated Holder of Fortune Path Limited under the Consultation Agreement, valued at $3.12, the closing price of the Company’s ordinary shares on September 15, 2020.

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

Public Warrants

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

Public Warrants may only be exercised for a whole number of shares. No fractional ordinary shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon the exercise of the Public Warrants is not effective within 90 days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (Restated) (cont.)

The Company may redeem the Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	at any time while the Public Warrants are exercisable;

●	upon no less than 30 days’ prior written notice of redemption to each Public Warrant holder;

●	if, and only if, the reported last sale price of the Company’s ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a capitalization of shares, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their exercise price or issuance of potential extension warrants in connection with an extension of the period of time for the Company to complete a Business Combination. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

As of December 31, 2020, the Company had 25,000,000 of public warrants outstanding.

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

15. PRIVATE PLACEMENT WARRANTS (Restated)

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

As of December 31, 2020, the Company had 13,000,000 of private placement warrants outstanding. The warrant liability related to such private placement warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of operations. The change in fair value of the warrant liability was as follows:

Warrant Liability (Restated)

Estimated fair value at December 31, 2019	$-
Warrant liability assumed from the Business Combination	20,547
Change in estimated fair value	(19,714)
Estimated fair value at December 31, 2020	$833

The fair value of the private warrants was estimated using the binomial option valuation model. The application of the binomial option valuation model requires the use of a number of inputs and significant assumptions including volatility. Significant judgment is required in determining the expected volatility of the common share. Due to the limited history of trading of the Company’s common share, the Company determined expected volatility based on a peer group of publicly traded companies. The following reflects the inputs and assumptions used:

	For the Year Ended December 31, 2020	February 14, 2020 (Initial measurement)
Stock price	$2.75	$10.00
Exercise price	$11.50	$11.50
Risk-free interest rate	0.28%	1.42%
Expected term (in years)	4.12	5.00
Expected dividend yield	-	-
Expected volatility	45.5%	39.2%

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

17. SUBSEQUENT EVENTS

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

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

18. QUARTERLY FINANCIAL DATA (UNAUDITED) (Restated)

The following tables sets forth the unaudited consolidated statements of operations for the three months ended March 31, 2019 and 2020.

	For the Three Months Ended March 31,
	2019	2020
		Restated
Revenues	$13,753	$9,757

Operating expenses:
Cost of revenues	(8,212)	(4,991)
Selling and marketing	(259)	(379)
General and administrative	(639)	(1,287)
Research and development	(197)	(206)
Total operating expenses	(9,307)	(6,863)

Income from operations	4,446	2,894
Other (expenses) income:
Interest expense, net	(135)	(87)
Change in fair value of private warrant liability	-	18,117
Other (expenses) income, net	(5)	30
Total other expenses	(140)	18,060

Income before income tax	4,306	20,954
Income tax (expense) benefit	(172)	5
Net income	4,134	20,959
Less: net loss attributable to non-controlling interests	(9)	(59)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$4,143	$21,018

Other comprehensive income (loss)
Unrealized foreign currency translation gain (loss)	577	(1,087)
Comprehensive income	4,711	19,872
Less: comprehensive loss attributable to non-controlling interests	-	(67)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$4,711	$19,939

Earnings per ordinary share
Basic	$0.10	$0.46

Weighted average shares used in calculating earnings per ordinary share
Basic	41,204,025	45,504,828

Earnings per ordinary share
Dilutive	$0.09	$0.41

Weighted average shares used in calculating earnings per ordinary share
Dilutive	46,484,025	50,784,828

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

18. QUARTERLY FINANCIAL DATA (UNAUDITED) (Restated) (cont.)

The following tables sets forth the unaudited consolidated statements of operations for the three and six months ended June 30, 2019 and 2020.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
		Restated		Restated
Revenues(a)	$18,494	$19,651	$32,246	$29,408

Operating expenses:
Cost of revenues	(10,080)	(5,392)	(18,292)	(10,383)
Selling and marketing	(456)	(1,775)	(716)	(2,153)
General and administrative	(1,147)	(3,783)	(1,786)	(5,070)
Research and development	(251)	(130)	(448)	(336)
Total operating expenses	(11,934)	(11,080)	(21,242)	(17,942)

Income from operations	6,560	8,571	11,004	11,466
Other (expenses) income:
Interest expense, net	(82)	(82)	(218)	(169)
Change in fair value of private warrant liability	-	95	-	18,213
Other (expenses) income, net	(3)	92	(8)	123
Total other expenses	(85)	105	(226)	18,167

Income before income tax	6,475	8,676	10,778	29,633
Income tax (expense) benefit	64	459	(107)	464
Net income	6,539	9,135	10,671	30,097
Less: net loss attributable to non-controlling interests	(65)	(36)	(74)	(94)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$6,604	$9,171	$10,745	$30,191

Other comprehensive income (loss)
Unrealized foreign currency translation gain (loss)	(765)	108	(188)	(979)
Comprehensive income	5,774	9,243	10,483	29,118
Less: comprehensive loss attributable to non-controlling interests	(70)	(35)	(69)	(102)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$5,844	$9,278	$10,552	$29,220

Earnings per ordinary share
Basic	$0.16	$0.17	$0.26	$0.60

Weighted average shares used in calculating earnings per ordinary share
Basic	41,204,025	54,749,415	41,204,025	50,127,122

Earnings per ordinary share
Dilutive	$0.14	$0.16	$0.23	$0.59

Weighted average shares used in calculating earnings per ordinary share
Dilutive	46,484,025	56,074,415	46,484,025	51,452,122

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

18. QUARTERLY FINANCIAL DATA (UNAUDITED) (Restated) (cont.)

Restatement of Quarterly Consolidated Financial Statements

In lieu of filing amended Quarterly Report on Form 10-Q for the three months ended March 31, 2020 and Interim Report on Form 6-K for the three and six months ended June 30, 2020, the following tables represent the Company’s restated consolidated financial statements (unaudited) for each of the restated periods.

Impacted Financial Statement Line Items

	For the Three Months Ended March 31, 2020
	As previously reported	Restatement Impacts	As Restated
Change in fair value of warrant liability	$-	$18,117	$18,117
Total other (expenses) income	(57)	18,117	18,060
Income before income tax	2,837	18,117	20,954
Net income	2,842	18,117	20,959
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	2,901	18,117	21,018
Comprehensive income	1,755	18,117	19,872
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	1,822	18,117	19,939
Earnings per ordinary share
Basic	0.06	0.40	0.46
Dilutive	0.06	0.35	0.41

	For the Three Months Ended June 30, 2020
	As previously reported	Restatement Impacts	As Restated
Change in fair value of warrant liability	$-	$95	$95
Total other (expenses) income	10	95	105
Income before income tax	8,581	95	8,676
Net income	9,040	95	9,135
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	9,076	95	9,171
Comprehensive income	9,148	95	9,243
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	9,183	95	9,278
Earnings per ordinary share
Basic	0.17	-	0.17
Dilutive	0.16	-	0.16

	For the Six Months Ended June 30, 2020
	As previously reported	Restatement Impacts	As Restated
Change in fair value of warrant liability	$-	$18,213	$18,213
Total other expenses	(46)	18,213	18,167
Income before income tax	11,420	18,213	29,633
Net income	11,884	18,213	30,097
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	11,978	18,213	30,191
Comprehensive income	10,905	18,213	29,118
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	11,007	18,213	29,220
Earnings per ordinary share
Basic	0.24	0.36	0.60
Dilutive	0.23	0.36	0.59

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

18. QUARTERLY FINANCIAL DATA (UNAUDITED) (Restated) (cont.)

Consolidated Balance Sheet

	As of March 31, 2020
	As previously reported	Restatement Impacts	As Restated
Assets
Current assets:
Cash and cash equivalents	$9,961	$-	$9,961
Accounts receivable, net	55,003	-	55,003
Prepayment and other current assets	2,554	-	2,554
Total current assets	67,518	-	67,518
Property and equipment, net	269	-	269
Intangible assets, net	14,051	-	14,051
Deferred tax assets	596	-	596
Unamortized produced content, net	1,342	-	1,342
Right-of-use assets	1,907	-	1,907
Total non-current assets	18,165	-	18,165
TOTAL ASSETS	$85,683	$-	$85,683

Liabilities and Equity
Current liabilities:
Short-term bank loans	$3,672	$-	$3,672
Accounts payable	5,095	-	5,095
Advances from customers	498	-	498
Accrued liabilities and other payables	5,569	-	5,569
Other taxes payable	2,148	-	2,148
Operating lease liabilities -current	333	-	333
Due to related parties	1,999	-	1,999
Convertible promissory note - related party	1,400	-	1,400
Total current liabilities	20,714	-	20,714
Long-term bank loan	1,271	-	1,271
Operating lease liabilities - non-current	1,488	-	1,488
Warrant liability	-	2,429	2,429
Total non-current liabilities	2,759	2,429	5,188
TOTAL LIABILITIES	$23,473	$2,429	$25,902

Commitments and contingences

Shareholders’ equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of December 31, 2019 and March 31, 2020; 41,204,025 and 50,898,866 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	5	-	5
Additional paid-in capital	11,573	(11,498)	75
Statutory reserve	431	-	431
Retained earnings	52,448	9,069	61,517
Accumulated other comprehensive loss	(2,655)	-	(2,655)
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	61,802	(2,429)	59,373
Non-controlling interest	408	-	408
TOTAL EQUITY	62,210	(2,429)	59,781

TOTAL LIABILITIES AND EQUITY	$85,683	$-	$85,683

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

18. QUARTERLY FINANCIAL DATA (UNAUDITED) (Restated) (cont.)

Consolidated Balance Sheet

	As of June 30, 2020
	As previously reported	Restatement Impacts	As Restated
Assets
Current assets:
Cash and cash equivalents	$9,056	$-	$9,056
Accounts receivable, net	59,327	-	59,327
Prepayment and other current assets	10,203	-	10,203
Total current assets	78,586	-	78,586
Property and equipment, net	241	-	241
Intangible assets, net	14,683	-	14,683
Deferred tax assets	987	-	987
Unamortized produced content, net	2,175	-	2,175
Right-of-use assets	1,596	-	1,596
Total non-current assets	19,682	-	19,682
TOTAL ASSETS	$98,268	$-	$98,268

Liabilities and Equity
Current liabilities:
Short-term bank loans	$3,680	$-	$3,680
Accounts payable	6,731	-	6,731
Advances from customers	530	-	530
Accrued liabilities and other payables	5,579	-	5,579
Other taxes payable	2,103	-	2,103
Operating lease liabilities -current	296	-	296
Due to related parties	1,201	-	1,201
Convertible promissory note - related party	1,400	-	1,400
Total current liabilities	21,520	-	21,520
Long-term bank loan	1,274	-	1,274
Warrant liability	-	2,333	2,333
Operating lease liabilities - non-current	1,322	-	1,322
Total non-current liabilities	2,596	2,333	4,929
TOTAL LIABILITIES	$24,116	$2,333	$26,449

Commitments and contingences

Shareholders’ equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of December 31, 2019 and June 30, 2020; 41,204,025 and 56,011,366 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	6	-	6
Additional paid-in capital	14,365	(11,498)	2,867
Statutory reserve	431	-	431
Retained earnings	61,525	9,165	70,690
Accumulated other comprehensive loss	(2,548)	-	(2,548)
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	73,779	(2,333)	71,446
Non-controlling interest	373	-	373
TOTAL EQUITY	74,152	(2,333)	71,819
		-
TOTAL LIABILITIES AND EQUITY	$98,268	$-	$98,268

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

18. QUARTERLY FINANCIAL DATA (UNAUDITED) (Restated) (cont.)

Consolidated Statements of Operations and comprehensive income/(loss)

	For the Three Months Ended March 31, 2020
	As previously reported	Restatement Impacts	As Restated
Revenues	$9,757	$-	$9,757

Operating expenses:
Cost of revenues	(4,991)	-	(4,991)
Selling and marketing	(379)	-	(379)
General and administrative	(1,287)	-	(1,287)
Research and development	(206)	-	(206)
Total operating expenses	(6,863)	-	(6,863)

Income from operations	2,894	-	2,894
Other (expenses) income:
Interest expense, net	(87)	-	(87)
Change in fair value of warrant liability	-	18,117	18,117
Other (expenses) income, net	30	-	30
Total other (expenses) income	(57)	18,117	18,060

Income before income tax	2,837	18,117	20,954
Income tax (expense) benefit	5	-	5
Net income	2,842	18,117	20,959
Less: net loss attributable to non-controlling interests	(59)	-	(59)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$2,901	$18,117	$21,018

Other comprehensive income (loss)
Unrealized foreign currency translation gain (loss)	(1,087)	-	(1,087)
Comprehensive income	1,755	18,117	19,872
Less: comprehensive loss attributable to non-controlling interests	(67)	-	(67)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$1,822	$18,117	$19,939

Earnings per ordinary share
Basic	$0.06	$0.40	$0.46

Weighted average shares used in calculating earnings per ordinary share
Basic	45,504,828	-	45,504,828

Earnings per ordinary share
Dilutive	$0.06	$0.35	$0.41

Weighted average shares used in calculating earnings per ordinary share
Dilutive	50,784,828	-	50,784,828

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

18. QUARTERLY FINANCIAL DATA (UNAUDITED) (Restated) (cont.)

Consolidated Statements of Operations and comprehensive income/(loss)

	For the Three Months Ended June 30, 2020
	As previously reported	Restatement Impacts	As Restated
Revenues	$19,651	$-	$19,651

Operating expenses:
Cost of revenues	(5.392)	-	(5.392)
Selling and marketing	(1,775)	-	(1,775)
General and administrative	(3,783)	-	(3,783)
Research and development	(130)	-	(130)
Total operating expenses	(11,080)	-	(11,080)

Income from operations
Other (expenses) income:
Interest expense, net	(82)	-	(82)
Change in fair value of warrant liability	-	95	95
Other (expenses) income, net	92	-	92
Total other (expenses) income	10	95	105

Income before income tax	8,581	95	8,676
Income tax (expense) benefit	459	-	459
Net income	9,040	95	9,135
Less: net loss attributable to non-controlling interests	(36)	-	(36)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$9,076	$95	$9,171

Other comprehensive income (loss)
Unrealized foreign currency translation gain (loss)	108	-	108
Comprehensive income
Less: comprehensive loss attributable to non-controlling interests	(35)	-	(35)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$9,183	$95	$9,278

Earnings per ordinary share
Basic	$0.17	$-	$0.17

Weighted average shares used in calculating earnings per ordinary share
Basic	54,749,415	-	54,749,415

Earnings per ordinary share
Dilutive	$0.16	$-	$0.16

Weighted average shares used in calculating earnings per ordinary share
Dilutive	56,074,415	-	56,074,415

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

18. QUARTERLY FINANCIAL DATA (UNAUDITED) (Restated) (cont.)

Consolidated Statements of Operations and comprehensive income/(loss)

	For the Six Months Ended June 30, 2020
	As previously reported	Restatement Impacts	As Restated
Revenues(a)	$29,408	$-	$29,408

Operating expenses:
Cost of revenues	(10,383)	-	(10,383)
Selling and marketing	(2,153)	-	(2,153)
General and administrative	(5,070)	-	(5,070)
Research and development	(336)	-	(336)
Total operating expenses	(17,942)	-	(17,942)

Income from operations	11,466	-	11,466
Other (expenses) income:
Interest expense, net	(169)	-	(169)
Change in fair value of warrant liability	-	18,213	18,213
Other (expenses) income, net	123	-	123
Total other expenses	(46)	18,213	18,167
		-
Income before income tax	11,420	18,213	29,633
Income tax (expense) benefit	464	-	464
Net income	11,884	18,213	30,097
Less: net loss attributable to non-controlling interests	(94)	-	(94)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$11,978	$18,213	$30,191

Other comprehensive income (loss)
Unrealized foreign currency translation gain (loss)	(979)	-	(979)
Comprehensive income	10,905	18,213	29,118
Less: comprehensive loss attributable to non-controlling interests	(102)	-	(102)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$11,007	$18,213	$29,220

Earnings per ordinary share
Basic	$0.24	$0.36	$0.60

Weighted average shares used in calculating earnings per ordinary share
Basic	50,127,122	-	50,127,122

Earnings per ordinary share
Dilutive	$0.23	$0.36	$0.59

Weighted average shares used in calculating earnings per ordinary share
Dilutive	51,452,122	-	51,452,122

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

18. QUARTERLY FINANCIAL DATA (UNAUDITED) (Restated) (cont.)

Consolidated Statement of Cash Flows

	For the Three Months Ended March 31, 2020
	As previously reported	Restatement Impacts	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,841	$18,117	$20,958

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
(Reversal of allowance) allowance for doubtful accounts	381	-	381
Depreciation and amortization	448	-	448
Amortization of right-of-use assets	87	-	87
Deferred income tax expense (benefit)	(73)	-	(73)
Share base compensation	75	-	75
Change in fair value of warrant liability	-	(18,117)	(18,117)

Changes in assets and liabilities
Accounts receivable	(5,253)	-	(5,253)
Prepayment and other current assets	(49)	-	(49)
Unamortized produced content	291	-	291
Accounts payable	591	-	591
Advances from customers	(104)	-	(104)
Accrued liabilities and other payables	(469)	-	(469)
Other taxes payable	295	-	295
Operating lease liabilities	(179)	-	(179)
Net cash provided by (used in) operating activities	(1,118)	-	(1,118)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	-	-
Prepayments for acquisition of intangible assets	-	-	-
Net cash used in investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	4,299	-	4,299
Repayments of bank loans	-	-	-
Proceeds from a third party	-	-	-
Cash acquired from the acquisition of TKK	23	-	23
Net cash (used in) provided by financing activities	4,322	-	4,322

Effect of exchange rate changes	(162)	-	(162)

Net (decrease) increase in cash, cash equivalents and restricted cash	3,042	-	3,042
Cash, cash equivalents and restricted cash, at beginning of period	6,919	-	6,919
Cash, cash equivalents and restricted cash, at end of period	$9,961	$-	$9,961

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$24	$-	$24
Right of use assets obtained in exchange for operating lease obligations	$-	$-	$-

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

18. QUARTERLY FINANCIAL DATA (UNAUDITED) (Restated) (cont.)

Condensed Consolidated Statement of Cash Flows

	For the Six Months Ended June 30, 2020
	As previously reported	Restatement Impacts	As Restated
Net cash provided by (used in) operating activities	$(1,006)	$-	$(1,006)
Net cash provided by (used in) investing activities	(994)	-	(994)
Net cash (used in) provided by financing activities	4,322	-	4,322

Effect of exchange rate changes	$(185)	$-	$(185)

Net (decrease) increase in cash, cash equivalents and restricted cash	2,137	-	2,137
Cash, cash equivalents and restricted cash, at beginning of period	6,919	-	6,919
Cash, cash equivalents and restricted cash, at end of period	$9,056	$-	$9,056