Form 20-F
period 2021-12-31
GLORY STAR NEW MEDIA GROUP HOLDINGS Ltd
filed 2022-03-08
CIK 1738758

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021

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

No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing China 100016

(Address of Principal Executive Offices)

Perry Lu

Telephone: + 86-10-87700500

Email: lucong@gsmg.co

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing China 100016

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 68,122,402 ordinary shares were outstanding as of December 31, 2021.

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Unless otherwise stated in this Form 20-F, references to:

●	“we,” “us,” “our,” or the “Company,” means the combined business of GS Holdings and the Glory Star Group;

●	“Memorandum and Articles of Association” means GS Holdings Second Amended and Restated Memorandum and Articles of Association, as further amended and in effect on the date hereof;

●	“Business Combination” means the acquisition of Glory Star by TKK pursuant to the terms of the Share Exchange Agreement;

●	“Cayman Islands Companies Act” means the Cayman Islands Companies Act (As Revised), as amended;

●	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

●	“GS Holdings” means Glory Star New Media Group Holdings Limited, a Cayman Islands exempted company;

●	“Glory Star Group” means Glory Star together with our consolidated subsidiaries and VIEs;

●	“Glory Star” means Glory Star New Media Group Limited, a Cayman Islands exempted company;

●	“Horgos” means Horgos Glory Star Media Co., Ltd., a limited liability company incorporated in the PRC;

●	“IPO” means TKK’s initial public offering of Units at $10.00 per Unit which closed in August 2018;

●	“Nasdaq” means the Nasdaq Capital Market;

●	“PRC” means the People’s Republic of China;

●	“Purchaser Representative” means TKK Symphony Sponsor 1, a Cayman Islands exempted company, as representative of the Purchaser;

●	“RMB” refers to Renminbi, the lawful currency of China;

●	“SEC” means the United States Securities and Exchange Commission;

●	“Securities Act” means the United States Securities Act of 1933, as amended;

●	“Seller Representative” means Bing Zhang, as representative of the Sellers;

●	“Sellers” means the shareholders of Glory Star;

●	“Share Exchange Agreement” means the Share Exchange Agreement, dated as of September 6, 2019, as may be amended from time to time, by and among TKK, Glory Star, WFOE, Xing Cui Can, Horgos, each of the Sellers, the Purchaser Representative, and the Seller Representative.

●	“Sponsor” means TKK Symphony Sponsor 1, a Cayman Islands exempted company;

●	“TKK” means our predecessor TKK Symphony Acquisition Corporation;

●	“VIE Contracts” means certain documents executed by the VIEs, the WFOE, the shareholders of the VIEs and certain other parties thereto as necessary to implement certain contractual arrangements in the PRC, which allow the WFOE to (i) direct the activities of the VIEs and their subsidiaries that most significantly affect the VIEs’ economic performance, (ii) receive substantially all of the economic benefit of the VIEs and their subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law;

●	“Units” means the units issued in TKK’s IPO; each Unit comprised of one ordinary share, one warrant and one right (whether they were purchased in the IPO or thereafter in the open market);

●	“VIEs” means Xing Cui Can and Horgos, our variable interest entities;

●	“WFOE” means Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company and indirectly wholly-owned by Glory Star; and

●	“Xing Cui Can” means Xing Cui Can International Media (Beijing) Co., Ltd., a limited liability company incorporated in the PRC.

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

Upon closing of the Business Combination (the “Closing”), we acquired all of the issued and outstanding securities of Glory Star in exchange for (i) approximately 41,204,025 of our ordinary shares (“Closing Payment Shares”), or one ordinary share for approximately 0.04854 outstanding shares of Glory Star, of which 2,060,201 of the Closing Payment Shares (the “Escrow Shares”) shall be deposited into escrow to secure certain indemnification obligations of the Sellers, plus (ii) earn out payments consisting of 5,000,000 of our ordinary shares upon meeting certain financial performance targets for the fiscal years ended December 31, 2019 and 2020, respectively, which we have fully achieved (the “Earn out Shares”).

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

v

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

NOTE

Glory Star New Media Group Holdings Limited (“GS Holdings”) is not a Chinese operating company but an offshore holding company incorporated in Cayman Islands.  As a holding company with no material operations of our own, GS Holdings conducts all of its operations through its subsidiaries and VIEs, Horgos and Xing Cui Can in China, and this corporate structure involves unique risks to investors. “Item 3.D. Risk Factors – Risks Relating to Doing Business in China.”

Neither we nor our subsidiaries own any share in Horgos or Xing Cui Can. Instead, our WFOE entered into a series of VIE Contracts with (i) Horgos and Horgos shareholders, and (ii) Xing Cui Can and Xin Cui Can’s shareholders which allows the WFOE to receive substantially all of the economic benefits from Horgos and Xing Cui Can; and certain exclusive option agreements which provide WFOE with an exclusive option to purchase all or part of the equity interests in Horgos and Xing Cui Can when and to the extent permitted by PRC laws. Through the VIE Contracts, we are regarded as the primary beneficiary of Horgos and Xing Cui Can for accounting purpose, and, therefore, we are able to consolidate the financial results of Horgos and Xing Chui Can in our consolidated financial statements in accordance with U.S. GAAP. See “Item 4. Information on the Company” – “C. Organizational Structure.” However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never directly hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Although we took every precaution available to effectively enforce the contractual and corporate relationship above, these VIE Agreements may still be less effective than direct ownership and that we may incur substantial costs to enforce the terms of the arrangements. Because we do not directly hold equity interests in Horgos and Xing Cui Can, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Contracts. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of ordinary shares may depreciate significantly or become worthless. See “Item 3.D. Risk Factors–Risks Related to our Corporate Structure.”

We are subject to certain legal and operational risks associated with being based in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of our subsidiaries and VIEs, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

As advised by our PRC legal counsel, Jingtian & Gongcheng, and based on its understanding of the Measures for Cybersecurity Review (2021) which became effective on February 15, 2022 and replace the Measures for Cybersecurity Review promulgated on April 13, 2020, our VIEs and their subsidiaries are currently not required to apply for a cybersecurity review with the Cyberspace Administration of China, or the “CAC,” under Article 7 of the measures, pursuant to which online platform operators possessing personal information of more than 1 million users which intend to go public abroad shall apply to the CAC for a cybersecurity review, because we listed our ordinary shares on the Nasdaq before the effective date of the measures on February 15, 2022. Under the Measures for Cybersecurity Review (2021), our VIEs and their subsidiaries could be subject to cybersecurity review with the CAC if it is determined that our VIEs or their subsidiaries constitute critical information infrastructure operators and intend to procure a network product or service that affects or could affect national security. Further, as the measures are newly revised and there remains uncertainty as to the interpretation and implementation thereof, we are uncertain whether our VIEs or their subsidiaries would be subject to a cybersecurity review when we offer or list new shares or carry out other financing activities in the capital market. As of the date of this annual report, our VIEs and their subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. Our VIEs and their subsidiaries may also be subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Draft Regulation”) are enacted as proposed, if our VIEs or their subsidiaries are recognized as online platform operators which possess massive data resources in connection with national security, economic development and public interests and carry out merger, restructuring, split that affects or could affect national security or carry out other data processing activities that affects or may affect national security. As of the date of this annual report, we, our subsidiaries, and our VIEs and their subsidiaries, have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. According to our PRC legal counsel, as of the date of this annual report, there are currently no explicit laws or regulations in the PRC that prohibit us, with our WFOE, VIEs and their subsidiaries from listing on overseas stock exchanges. However, since these statements and regulatory actions are newly published, official guidance and related implementation rules have not been issued. There is no assurance that relevant PRC authorities will reach the same conclusion as our PRC legal counsel. It is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and our ability to continue our listing on an U.S. exchange.

As advised by to our PRC legal counsel, we are currently not required to obtain permission or approval from any of the PRC authorities including CSRC or CAC to continue our listing on an U.S. exchange. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. In addition, we cannot assure you that relevant PRC government agencies would reach the same conclusion as we do or as advised by our PRC legal counsel. If we are wrong with regards to our interpretation of the PRC laws and regulations, or if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals to offer our ordinary shares to foreign investors, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. It is uncertain when and whether we will be required to obtain permission from CSRC for any future overseas financing, and even if such permission is obtained, whether it will be denied or rescinded. As a result, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. See “Risk Factors – Risks relating to doing business in China.”

GS Holdings is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Cayman Islands, Hong Kong and PRC through loans or capital contributions. Our subsidiary in Hong Kong is also permitted under the laws of Hong Kong SAR to provide funding to Glory Star through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit WFOE to pay dividends to our Hong Kong subsidiary only out of its accumulated after-tax profits after drawing common reserves, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Contracts. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Contracts in the foreseeable future. As of the date of this prospectus, none of our subsidiaries or VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIEs to our PRC subsidiary in accordance with the VIE Contracts. See “Item 4. Information on the Company – C. Organizational Structure.”

On December 16, 2021, PCAOB issued a report on its determination if PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (the “HFCAA”). If the PCAOB is unable to inspect or investigate completely a registered public accounting firm headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in mainland China or Hong Kong, investors are deprived of the benefits of such PCAOB inspections, which could cause investors to lose confidence in audit procedures and the quality of financial statements. In addition, under the HFCAA, a company’s securities may be prohibited from trading on the U.S. stock exchanges or in the over the counter trading market in the U.S. if its auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in a company’s common stock being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges or in the over the counter trading market in the U.S. if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The audit report included in our annual report on Form 20-F for the year ended December 31, 2021 was issued by Assentsure PAC (“Assentsure”), a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB, and for years ended December 31, 2020 and 2019 was issued by Friedman LLP, a US-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Assentsure in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If we do not engage change to an auditor that is subject to regular inspection by the PCAOB, our common stock may be delisted.

You should carefully read the “Risk Factors” beginning on page 1 of this annual report for a discussion of information that should be considered before making a decision to purchase our ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings.

Risk Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We operate in a capital intensive industry and require a significant amount of cash to fund our operations and to produce or acquire high quality video content. If we fail to obtain sufficient capital to fund our operations, our business, financial condition and future prospects may be materially and adversely affected.

●	Our business prospects and financial results may be impacted by our relationship with third-party platforms.

●	We face risks, such as unforeseen costs and potential liability in connection with content we produce, license and/or distribute through third-party platforms and our e-commerce platform.

●	Videos and other content produced by us or displayed on our e-commerce platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

●	Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

●	Failure to maintain or improve our technology infrastructure could harm our business and prospects.

●	Security breaches and attacks against our internal systems and network, and any potential resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

●	Our revenue and net income may be materially and adversely affected by any economic slowdown in China and indirectly by trade disputes between the United States and China that may contribute to uncertainties in economic outlook.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

●	Our metaverse universe is currently under development and no assurance can be given that our metaverse platform will be accepted by others or generate sufficient interest.

●	There can be no assurance that the market for NFTs will be developed and/or sustained, which may materially adversely affect our business operations.

●	Expansion of our operations into new products, services and technologies, including content categories, is inherently risky and may subject us to additional business, legal, financial and competitive risks.

●	A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and depending upon the activities undertaken by our customers utilizing our products and services, we and our customers may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	If the PRC government determines that our VIE Contracts do not comply with applicable regulations, or if these regulations or their interpretations change in the future, we could be subject to severe consequences, including the nullification of the VIE Contracts and the relinquishment of our interest in Horgos and Xing Cui Can.

●	Our VIE Contracts may not be as effective in providing operational control as direct ownership and Horgos and Xing Cui Can or their shareholders may fail to perform their obligations under our VIE Contracts.

●	Our VIE Contracts may be subject to scrutiny by the PRC tax authorities and additional taxes may be imposed. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

●	The shareholders may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to our interests.

●	We conduct our value-added telecommunications services and certain other businesses in the PRC through Horgos and Xing Cui Can by way of the VIE Contracts, but certain of the terms of the VIE Contracts may not be enforceable under PRC laws.

●	Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

●	The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China.

Risks Related to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China.

●	We are subject to PRC laws or regulations that govern our industry.

●	We are subject to risks relating to the nature of China’s advertising industry, including frequent and sudden changes in advertising proposals.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

●	Substantial uncertainties in relation to the regulatory administration and governmental policies of NFTs and metaverse could have a significant impact upon the cost, performance and prospect of the operation of the NFTs and metaverse related businesses in which we will engage in the future.

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

●	It may be difficult to protect interests and exercise rights as a shareholder since we conduct all of our operations in China, and all of our officers and our Chairman reside outside of the United States.

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

x

●	The approval, record filing and/or other requirements of China Securities Regulatory Commission (“the CSRC”) or other PRC governmental authorities may be required in connection with our contractual arrangement and overseas offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, complete the record filing or fulfil other governmental requirements.

●	Our VIEs and their subsidiaries may be liable for improper collection, use or appropriation of personal information provided by our customers.

●	Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to online platform business operation.

●	The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with overseas listings like our company under PRC law.

●	Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

●	We are a holding company and we may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, it may have to expend significant resources to investigate and resolve any related issues, which could materially adversely impact our business operations and reputation.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

Risks Relating to our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating our Ordinary Shares, including, but not limited to, the following:

●	The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to our shareholders and investors.

●	Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

●	Future sales or other dilution of our equity could depress the market price of our ordinary shares.

●	The sales of a significant number of our ordinary shares in the public market, or the perception that such sales could occur, could depress the market price of our ordinary shares.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because the Company is incorporated under Cayman Islands Companies Act.

●	If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

●	There could be adverse United States federal income tax consequences to United States investors if we were or were to become a passive foreign investment company.

The foregoing risks are discussed more fully under “Item 3. Key Information—D. Risk Factors” beginning on page 1 of this annual report.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

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

Our business operations could be disrupted if any of our employees are suspected of having COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since we could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, financial condition or results of operations could be materially and adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

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

As of December 31, 2021, Happy Starlight Limited, which is controlled by Mr. Bing Zhang, our chairman, beneficially owns 18,952,863 of our ordinary shares, or 27.8%. In addition, Mr. Zhang also directly owns 760,000 of our ordinary shares, or 1.1%; therefore, Mr. Zhang may be deemed to beneficially own 19,712,863 of our ordinary shares, or 28.9%. As such, Mr. Zhang will have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of our company.

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

The creation of our metaverse platform and NFT marketplace is dependent on our ability to develop an acceptable blockchain.

Our ability to create NFTs that can be minted, accepted and transferred is dependent on our ability to develop an accepted and secured blockchain. Failure to develop a secured and reliable blockchain, will adversely affect our ability to create a marketplace where our users can trade, purchase and sell their NFTs.

Our metaverse universe is currently under development and no assurance can be given that our metaverse platform will be accepted by others or generate sufficient interest.

Our proposed Metaverse platform is currently under development. It is our intent that our Metaverse platform will feature a virtual world containing immersive experiences in intelligent retail, video on demand, social networking, gaming and NFT, boasting a wide range of “online + offline” and “virtual + reality” scenarios. By leveraging our CHEERS video and e-Mall platforms, we aim to continue researching and developing different entertainment and shopping applications for our planned metaverse platform, and to provide a suite of tools for our users to facilitate the development of new content by creators.

There can be no assurance that the market for NFTs will be developed and/or sustained, which may materially adversely affect our business operations.

The market for digital assets, including, without limitation, NFTs, is still nascent.  Accordingly, the market for NFTs may not develop, of if a market does develop, such value be maintained. If a market does not develop for NFTs, it may be difficult or impossible for us to develop and maintain a marketplace where our users can trade, purchase and sell their NFTs.  We may not be able to complete the development of our metaverse platform or an NFT marketplace. In addition, we may not successfully integrate an NFT marketplace into our metaverse platform, thus affecting our ability to develop and continue our new lines of businesses.

Our business will suffer to some extent if we are unable to continue to develop or implement our metaverse platform, and develop our Metaverse Experience Centers.

Our business depends in part on developing and implementing our metaverse platform and Metaverse Experience Centers. We have devoted and we expect to continue to devote substantial resources to development, analytics and marketing of our metaverse platform, however we cannot guarantee that our metaverse platform will be successful. The success of our metaverse platform depends, in part, on unpredictable and volatile factors beyond our control including consumer preferences, new metaverse platforms, the availability of other entertainment experiences and potential changes in regulations regarding the metaverse, which could impact our ability to grow revenue and our financial performance will be negatively affected.

These and other uncertainties make it difficult to know whether we will succeed in continuing to develop our metaverse platform and Metaverse Experience Centers in accordance with our business plans. If we do not succeed in doing so, our business model for this particular segment could be impacted.

We have a relatively new history in developing and launching a metaverse platform. As a result, we may have difficulty predicting the development schedule of our metaverse platform and Metaverse Experience Centers. If development or launches are delayed and we are unable to continue our investment into our metaverse platform and Metaverse Experience Centers, our ability to grow revenue and our financial performance will be negatively impacted.

The technology underlying blockchain technology is subject to a number of industry-wide challenges and risks relating to consumer acceptance of blockchain technology. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a material adverse effect on the successful development of our metaverse platform.

The growth of the blockchain industry is subject to a high degree of uncertainty regarding consumer adoption and long-term development. The factors affecting the further development of the blockchain and NFT industry include, without limitation:

●	Worldwide growth in the adoption and use of NFTs and other blockchain technologies;

●	government and quasi-government regulation of NFTs and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

●	the maintenance and development of the open-source software protocol of blockchain networks;

●	changes in consumer demographics and public tastes and preferences;

●	the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets, including new means of using government-backed currencies or existing networks;

●	the extent to which current interest in NFTs represents a speculative “bubble”;

●	general economic conditions in the United States and the world;

●	the regulatory environment relating to NFTs and blockchains; and

●	a decline in the popularity or acceptance of NFTs or other digital assets.

The NFT industry as a whole has been characterized by rapid changes and innovations and is constantly evolving. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of NFTs.

The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks or blockchain assets may adversely impact the value of NFTs. The value of specific NFTs relies on the development, general acceptance and adoption and usage of the applicable blockchain network which depends on ability to readily access the applicable network.

The prices of digital assets are extremely volatile.

Decreases in the price of even a single other digital asset may cause volatility in the entire digital asset industry and may affect the value of other digital assets, including any NFTs that may be available through our metaverse platform.  For example, a security breach or any other incident or set of circumstances that affects purchaser or user confidence in a well-known digital asset may affect the industry as a whole and may also cause the price of other digital assets, including NFTs, to fluctuate.

Expansion of our operations into new products, services and technologies, including content categories, is inherently risky and may subject us to additional business, legal, financial and competitive risks.

Historically, we have been a digital media platform and content-driven e-commerce company. Further expansion of our operations and development of our CHEERS platforms to be incorporated into our metaverse platform involves numerous risks and challenges, including potential new competition, increased capital requirements and increased marketing spent to achieve customer awareness of these new products and services. Growth into additional content, product and service areas may require changes to our existing business model and cost structure and modifications to our infrastructure and may expose us to new regulatory and legal risks, any of which may require expertise in areas in which we have little or no experience. There is no guarantee that we will be able to generate sufficient revenue from sales of such products and services to offset the costs of developing, acquiring, managing and monetizing such products and services and our business may be adversely affected.

If we cannot continue to innovate technologically or develop, market and sell new products and services, or enhance existing technology and products and services to meet customer requirements, our ability to grow our revenue could be impaired.

Our growth largely depends on our ability to innovate and add value to our existing creative platform and to provide our customers and contributors with a scalable, high-performing technology infrastructure that can efficiently and reliably handle increased customer and contributor usage globally, as well as the deployment of new features. For example, NFTs require additional capital and resources. Without improvements to our technology and infrastructure, our operations might suffer from unanticipated system disruptions, slow performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. We are currently making, and plan to continue making, significant investments to maintain and enhance the technology and infrastructure and to evolve our information processes and computer systems in order to run our business more efficiently and remain competitive. We may not achieve the anticipated benefits, significant growth or increased market share from these investments for several years, if at all. If we are unable to manage our investments successfully or in a cost-efficient manner, our business and results of operations may be adversely affected.

The value of NFT is uncertain and may subject us to unforeseeable risks.

NFTs are unique, one-of-a-kind digital assets made possible by certain digital asset network protocols. Because of their non-fungible nature, NFTs introduce digital scarcity and have become popular as online “collectibles,” similar to physical rare collectible items, such as trading cards or art. Like real world collectibles, the value of NFTs may be prone to “boom and bust” cycles as popularity increases and subsequently subsides. If any of these bust cycles were to occur, it could adversely affect the value of certain of our future strategies. In addition, because NFTs generally rely on the same types of underlying technologies as digital assets, most risks applicable to digital assets are also applicable to NFTs, which will subject us to general digital assets risks as described elsewhere in these risk factors.

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and depending upon the activities undertaken by our customers utilizing our products and services, we and our customers may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The Securities and Exchange Commission (“SEC”) and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. With respect to various digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular asset could be deemed a “security” under applicable laws.

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale and trading of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system, or ATS, in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

If the SEC, foreign regulatory authority, or a court were to determine that a supported digital asset offered, sold, or traded by one of our customers on a platform provided by us is a security, our customer would not be able to offer such asset for trading until it was able to do so in a compliant manner, which would require significant expenditures by the customer. In addition, we or our customer could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, disgorgement, criminal liability, and reputational harm which could negatively impact our business, operating results, and financial condition.

Risks Related to our Corporate Structure

If the PRC government determines that our VIE Contracts do not comply with applicable regulations, or if these regulations or their interpretations change in the future, we could be subject to severe consequences, including the nullification of the VIE Contracts and the relinquishment of our interest in Horgos and Xing Cui Can.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations through our subsidiaries and VIEs established in PRC. We control and receive the economic benefits of our VIE’s business operations through the VIE Contracts. Our ordinary shares are shares of our offshore holding company instead of shares of our VIEs in China. For a description of the VIE contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

The VIE accounts for 100% of the Company’s consolidated results of operations and cash flows for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the VIE accounted for 100% of the consolidated total assets and total liabilities of the Company.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunications services and other related businesses. Under the Special Administrative Measures for Access of Foreign Investment (2021) (“Negative List (2021)”), our value-added telecommunications services and certain other businesses are considered restricted or prohibited in relation to foreign investment. To comply with PRC laws and regulations, we conduct our value-added telecommunication services and certain other businesses in China through Horgos and Xing Cui Can, based on VIE Contracts by and among (i) WFOE, (ii) Xing Cui Can and its shareholders, and (iii) Horgos and its shareholders. As a result of these VIE Contracts, we exert control over Horgos and Xing Cui Can and consolidate or combine the results of operations into our financial statements. Horgos and Xing Cui Can hold the licenses, approvals and key assets that are essential for the operations of our services.

As advised by our PRC legal counsel, each of VIE Contracts governed by PRC laws is valid and legally binding under current PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and the PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations.  Accordingly, the PRC regulatory authorities may ultimately take a view that is contrary to the conclusion of our PRC legal counsel. In addition, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we are found in violation of any PRC laws or regulations or if the VIE Contracts are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoke the agreements constituting the VIE Contracts;

●	revoke our business and operating licenses related to Horgos and Xing Cui Can’s value-added telecommunications services business and certain other businesses;

●	require us to discontinue or restrict operations related to value-added telecommunications services business and certain other businesses;

●	restrict our right to collect revenue generated from value-added telecommunications services business and certain other businesses;

●	restrict or prohibit our use of the proceeds from overseas offering to finance Horgos and Xing Cui Can’s business and operations;

●	levy fines on us and/or confiscate the proceeds that they deem to have been obtained through noncompliant operations;

●	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets related to value-added telecommunications services business and certain other businesses;

●	impose additional conditions or requirements with which we may not be able to comply; or

●	take other regulatory or enforcement actions that could be harmful to our business.

Furthermore, any of the assets under the name of any record holder of equity interest in Horgos and Xing Cui Can, including such equity interest, may be put under court custody in connection with litigation, arbitration or other judicial or dispute resolution proceedings against that record holder. We cannot be certain that the equity interest will be disposed of in accordance with the VIE Contracts. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and VIE Contracts. The occurrence of any of these events or the imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entity and its subsidiary or the right to receive their economic benefits, we would no longer be able to consolidate Horgos and Xing Cui Can, thus adversely affect our results of operations.

Our VIE Contracts may not be as effective in providing operational control as direct ownership and Horgos and Xing Cui Can or their shareholders may fail to perform their obligations under our VIE Contracts.

We conduct our value-added telecommunications services business and certain other businesses in China based on the VIE Contracts by and among (i) WFOE, (ii) Xing Cui Can and its shareholders, and (iii) Horgos and its shareholders. Our revenue and cash flow from the value-added telecommunications services and certain other businesses are attributed to Horgos and Xing Cui Can. The VIE Contracts may not be as effective as direct ownership in providing us with control over Horgos and Xing Cui Can. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of Horgos and Xing Cui Can, which, in turn, could affect changes, subject to any applicable fiduciary obligations at the management level. However, under the VIE Contracts, as a legal matter, if Horgos and Xing Cui Can or the shareholders fail to perform their respective obligations under the VIE Contracts, we may have to incur substantial costs and expend significant resources to enforce those contractual arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. For example, if the shareholders were to refuse to transfer their equity interest in Horgos and Xing Cui Can to WFOE or WFOE’s designee when WFOE exercises the call option pursuant to the VIE Contracts, or if they were otherwise to act in bad faith toward us, we might have to take legal action to compel them to perform their respective contractual obligations. In the event we are unable to enforce these VIE Contracts or we experience significant delays or other obstacles in the process of enforcing these VIE Contracts, we may not be able to effectively direct the activities of the VIEs and may lose control over the assets owned by Horgos and Xing Cui Can. As a result, we may be unable to consolidate Horgos and Xing Cui Can in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

Our VIE Contracts may be subject to scrutiny by the PRC tax authorities and additional taxes may be imposed. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

According to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to challenge by the PRC tax authorities, additional taxes and interest may be imposed. We would be subject to adverse tax consequences if the PRC tax authorities were to determine that transactions under the VIE Contracts were not conducted on an arm’s-length basis as the PRC tax authorities have the authority to make special tax adjustments on our tax position. Such adjustments may adversely affect us by increasing our tax expenses without reducing the tax expenses of WFOE, subjecting us to late payment fees and other penalties for under-payment of taxes. Our consolidated results of operations may be adversely affected if our tax liabilities increase or if it is subject to late payment fees or other penalties.

The shareholders may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to our interests.

We conduct value-added telecommunications services business and certain other businesses through Horgos and Xing Cui Can. Our control over these entities is based upon the VIE Contracts with them and their shareholders that allow us to control them. The shareholders may potentially have a conflict of interest with us, and they may breach their contracts with us if they believe it would further their own interest or if they otherwise act in bad faith. We cannot assure you that when conflicts of interest arise between us and Horgos and Xing Cui Can, the shareholders will act completely in our interests or that the conflicts of interest will be resolved in our favor.

In addition, the shareholders may breach or cause Horgos and Xing Cui Can to breach the VIE Contracts. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we may invoke the right under the equity pledge agreements with the shareholders of Horgos and Xing Cui Can to enforce the equity pledge in the case of the shareholders’ breach of the VIE Contracts. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains.

The shareholders may also be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in Horgos and Xing Cui Can and the validity or enforceability of our VIE Contracts with Horgos, Xing Cui Can and the shareholders. For example, if any of the equity interests of Horgos or Xing Cui Can is inherited by a third party with whom the current VIE Contracts are not binding, we could lose our control over Horgos and Xing Cui Can or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

We conduct our value-added telecommunications services and certain other businesses in the PRC through Horgos and Xing Cui Can by way of the VIE Contracts, but certain of the terms of the VIE Contracts may not be enforceable under PRC laws.

All the agreements which constitute the VIE Contracts are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the VIE Contracts. Meanwhile, there are very few precedents and little formal guidance as to how VIE Contracts in the context of a consolidated affiliate entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce the VIE Contracts, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to to effectively direct the activities of Horgos and Xing Cui Can, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.

If we exercise the option to acquire equity ownership of Horgos and Xing Cui Can, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”) promulgated by the State Council, foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including ICP services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas (the “Qualification Requirements”). Currently none of the applicable PRC laws, regulations or rules provides clear guidance or interpretation on the Qualification Requirements. Although we plan to take measures to meet the Qualification Requirements, we face the risk of not satisfying the requirement promptly. If the PRC laws allow foreign investors to invest in value-added telecommunications enterprises in China, we may be unable to unwind the VIE Contracts before we are able to comply with the Qualification Requirements, or if we attempt to unwind the VIE Contracts before we are able to comply with the Qualification Requirements we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend their operations, which could materially and adversely affect our business, financial condition and results of operations.

Pursuant to the VIE Contracts, WFOE, or its designated person, has the exclusive right to purchase all or any part of the equity interests in Horgos and Xing Cui Can from the shareholders at the price equivalent to the lowest price then permitted under PRC law at the time of exercise. If such a transfer takes place, the competent tax authority may require WFOE to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress (“NPC”) promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The PRC Foreign Investment Law does not explicitly classify whether consolidated affiliated entities that are controlled through VIE Contracts would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for VIE Contracts as a form of foreign investment, at which time it will be uncertain whether our VIE Contracts will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our VIE Contracts should be dealt with.

The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the special management measures (negative list) for the access of foreign investment (the “Negative List”). The PRC Foreign Investment Law provides that (i) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities;(ii) foreign investors shall not invest in any industries that are “prohibited” under the Negative List. If our control over Horgos and Xing Cui Can through VIE Contracts are deemed as foreign investment in the future, and any business of Horgos and Xing Cui Can is “restricted” or “prohibited” from foreign investment under the Negative List effective at the time, we may be deemed to be in violation of the PRC Foreign Investment Law, the VIE Contracts that allow us to have control over Horgos and Xing Cui Can may be deemed as invalid and illegal, and we may be required to unwind such VIE Contracts and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing VIE Contracts, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

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

Further, our relationship with Horgos and Xing Cui Can is governed by the VIE Contracts, which is intended to provide us with the ability to direct the business operations of Horgos and Xing Cui Can. However, the VIE Contracts may not be effective in providing control over the application for and maintenance of the licenses required for our business operations. If we violate the VIE Contracts, go bankrupt, suffer from difficulties in our business or otherwise become unable to perform our obligations under the VIE Contracts and, as a result, our operations, reputations and business could be severely harmed.

Risks Relating to Doing Business in China

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China.

Recently, the Chinese government announced that it would step up supervision of Chinese companies listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data.

We are headquartered and have operations in China. We currently use variable interest entities to execute our business plan and to conduct our China-based operations. Further our major shareholders are located in China. Therefore there is always a risk that the Chinese government may in the future seek to intervene or influence operations of any company with any level of operations in China, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent announcements, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence the Company’s current and future operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

If any or all of the foregoing were to occur, this could lead to a material change in the Company’s operations and/or the value of its common stock and/or significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We face risks related to the Coronavirus and health epidemics and other outbreaks, which could significantly disrupt our operations.

The spread of a novel strain of coronavirus (COVID-19) around the world in the first quarter of 2020, which was declared a pandemic by the World Health Organization in March 2020, has caused significant volatility in China and international markets. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included, among others, extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had contracted COVID-19, asking residents to remain at home and to avoid gathering in public. Currently, there is no generally recognized anti-viral treatment for COVID-19. While such restrictive measures have been gradually lifted, relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Re-imposition of restrictive measures could adversely affect our operations.

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

The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. WFOE, our PRC operating subsidiary, is a wholly foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises. WFOE is a privately owned company and is subject to various PRC laws and regulations that are generally applicable to companies in the PRC. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy in the PRC legal system than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts that we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

Substantial uncertainties in relation to the regulatory administration and governmental policies of NFTs and metaverse could have a significant impact upon the cost, performance and prospect of the operation of the NFTs and metaverse related businesses in which we will engage in the future.

The NFTs and metaverse industry is an important part of our future business plan. For instance, we intend to launch metaverse experience centers which will give user the opportunity to experience the virtual world firsthand and to be able to create their own NFTs. We also plan to adopt NFT technology to help guard the copyrights of the platform’s original content in the CHEERS video platform. Additionally, we will leverage our CHEERS ecosystem, blockchain technologies, and strategic collaborations with various partners to develop a metaverse platform that features a virtual world containing immersive experiences.

While the NFTs and metaverse have been rapidly developing businesses in China with more and more market participants, few laws or regulations has been promulgated in this regard. In the past, Chinese government promulgated a series of regulations and policies to prohibit or restrict the offering and trading of virtual currency. However, there is no specific law or regulation has been published in the PRC to regulate the NFTs and metaverse related businesses. As such, we cannot be certain whether and when new laws, regulations or policies could be enacted by the governmental authorities to regulate the businesses, and whether our operation of those businesses could satisfy the regulatory requirements from the governmental authorities. Moreover, new laws or regulations with respects to the NFTs or metaverse could subject us to substantial costs to comply those rules, or penalties, suspension or even termination of those businesses in the event of we fail to comply with those rules, which could substantially affect our cost, performance and prospect of those businesses.

In addition, as there is no clear regulatory laws or regulations in relation to the NFTs and metaverse in China, the legal protection of NFTs and metaverse assets may not be as effective as those of other properties. In the event that the NFTs and metaverse assets owned by our customers or us are subject to infringement, theft or other adverse effects without proper legal remedies, our business operation of those businesses and/or our reputation could be adversely affected.

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

We may face growing competition in our industry and we believe that the market is becoming more competitive as this industry matures and begins to consolidate. Some of our competitors have larger and more established user bases and substantially greater financial, marketing and other resources than us. As a result, we could lose market share and our revenues could decline, thereby affecting our earnings and potential for growth.

Our business depends on the continuing efforts of our management. If it loses their services, our business may be severely disrupted.

Our business operations depend on the continuing efforts of our management, particularly the executive officers named in this document. If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We may not be able to successfully enforce any contractual rights we have with our management team, in particular in China, where all of these individuals reside and where our business is operated through our subsidiary and the VIE Contracts. As a result, our business may be negatively affected due to the loss of one or more members of our management.

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

The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and recovered in 2021. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 8.1% in 2021. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S. and retaliatory tariffs imposed by China and concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the laws and regulations applicable to foreign investments in China. Since 1979, the Chinese government began to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 40 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot clearly foresee the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

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

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of shareholder loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, shall be limited to within the margin between the total investment and registered capital or 2 times of their net asset value. Within the scope of the aforementioned amount, foreign-invested enterprises may voluntarily contract foreign debts. Such loan shall be registered with SAFE, or its local counterparts. In addition, if we decide to finance our operating entity by means of capital contributions, these capital contributions are subject to submission of information to and registration with certain PRC government authorities, including MOFCOM or its local counterparts and the State Administration of Market Regulation (“SAMR”) through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. We may not be able to obtain these government registrations or complete relevant submissions on a timely basis, if at all. If we fail to receive such registrations or complete the submissions, our ability to provide loans or capital increase contributions to our PRC operating entity may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated a Notice on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments on November 19, 2012, or Circular 59 (《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》(汇发[2012]59号)), which became effective on December 17, 2012, and was further amended on May 4, 2015 and October 10, 2018, respectively, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE promulgated a Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19 (《国家外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》(汇发[2015]19号)), promulgated on March 30, 2015, took effect from June 1, 2015 and partially repealed on December 30, 2019, pursuant to which the foreign-invested enterprises shall be allowed to settle their foreign exchange capitals on a discretionary basis, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of their foreign exchange capitals shall be managed under the accounts for foreign exchange settlement pending payment, and a foreign-invested enterprise shall truthfully use their capital for their own operational purposes within the scope of business and it shall not, unless otherwise prescribed by laws and regulations, use the foregoing funds for investment in securities etc. Besides, SAFE further promulgated a Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16 (《国家外汇管理局关于改革和规范资本项目结汇管理政策的通知》(汇发〔2016〕16号)), on June 9, 2016, according to which a domestic institution shall use foreign exchange earnings under capital account within the company’s business scope and in a truthful manner for proprietary purposes and a bank shall not process foreign exchange settlement or payment formalities for a domestic institution that applies for the payment and settlement of all of their foreign exchange earnings under capital account in one lump-sum or the payment of all RMB funds in their Account for Foreign Exchange Settlement Pending Payment, if the domestic institution is unable to provide relevant materials in proof of transaction authenticity.

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

The approval, record filing and/or other requirements of China Securities Regulatory Commission (“the CSRC”) or other PRC governmental authorities may be required in connection with our contractual arrangement and overseas offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, complete the record filing or fulfil other governmental requirements.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce issued the Negative List (2021 version), which became effective as of 1 January 2022. According to the Negative List (2021 version), where a domestic enterprise engaging in any industries that are “prohibited” under the Negative List (2021 version) intends to issue shares abroad and list for trading, it shall be examined and approved by the relevant competent departments of the state. In addition, foreign investors are prohibited from participating in the management of such enterprise and shall not hold more than 10% equity interest in such enterprise by each foreign investor and its affiliated parties or 30% equity interest by all foreign investors. According to press releases issued by the National Development and Reform Commission (“NDRC”) in relation to the Negative List (2021 version), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in the prohibited investment field, and no adjustment will be made to the shareholding percentage by foreign investors in relation to existing listed companies that do not meet the aforementioned shareholding percentage requirement.

As advised by our PRC legal counsel, based on its understanding of the PRC Laws and our corporate structure up to the date of this annual report, notwithstanding NDRC’s statement on the press releases, it is uncertain whether the abovementioned approval and management requirements apply to companies like us which already listed abroad prior to coming into force of the new Negative List, and there is no detailed rules in connection with relevant requirements or procedures to obtain approval from relevant competent departments of the state. However, ifIf relevant governmental authority determines or new future rules provides that we are required to obtain the approval and/or abide by the management requirement, we would have to apply for such approval and/or adjust our current management mechanism. There is no assurance that we will be able to obtain such approval in time or at all. Further, compliance with the new management requirement may hamper the efficiency or capacity of our management, the rights currently entitled by our foreign investors, and could subject us to substantial costs. If we fail to obtain the approve as required or in a timely manner, our contractual arrangement may be deemed illegal and ordered to be cancelled by relevant government authorities, and other administrative measures or penalties may be imposed on us, which could materially and adversely affect our business, financial condition, and results of operations.

On December 24, 2021, the CSRC published the “Overseas Issuance and Listing Regulations Drafts”, which provide principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic enterprise. Although such Overseas Issuance and Listing Regulations Drafts are still subject to public comments and formal adoption and promulgation by Chinese authorities, and some provisions leave room for further interpretations by additional future rules and regulations, they have provided and revealed certain examination and filing mechanisms with respect to a Chinese domestic enterprise’s offering of securities overseas.

The definition of “indirect issuance of securities overseas by a Chinese domestic enterprise” under the Overseas Issuance and Listing Regulations Drafts is relatively broad. Under the Overseas Issuance and Listing Regulations Drafts, the substance rather than the form of issuance will govern when determining whether an issuance constitutes indirect issuance of securities overseas by a Chinese domestic enterprise. Under the Overseas Issuance and Listing Regulations Drafts, the following two situations will be deemed as “indirect issuance of securities overseas by a Chinese domestic enterprise”: (1) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis, or (2) the majority of senior management in charge of business operation are Chinese citizens or have habitual residence within the territory of China, and principal business place is in the territory of China or such business is conducted in China. It still remains uncertain if the aforesaid two conditions shall be met at the same time or not.

In the event any listing and issuance of securities have fallen under the definition of “indirect overseas listing and issuance of securities overseas by a Chinese domestic enterprise”, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with CSRC within three business days after its initial public offering or any offerings after the initial public offering. For the fillings after the initial public offering, the issuer’s related Chinese domestic entity shall submit relevant requisite documents, including but not limited to the filling report and related commitments, opinion from Chinese competent authorities as to the supervisor of the domestic company (if applicable), security assessment opinion from Chinese competent authorities (if applicable), PRC legal opinion, and prospectus. If the company issues such securities to be listed in an overseas public market after its initial public offering, or purchases assets by means of issuance of securities overseas, it shall also file with CSRC within three business days thereafter and make related undertakings, reports, and explanations to CSRC.

It is uncertain when the final regulations will be issued and take effect, how they will be enacted, interpreted or implemented and whether it applies to listed companies. If we are required to make filing for previous public offering or share issuance, we will need to comply with the aforesaid filing requirements. Moreover, we could be subject to the filing requirement for future share offering, major changes in our company and other scenario as required under the Overseas Issuance and Listing Regulations Drafts. The noncompliance of the filling requirements will lead to penalties imposed on the Chinese domestic enterprises, the controlling shareholder, the actual controller, directors, supervisors, and officers of the Chinese domestic enterprises, and other related responsible persons. Under the Overseas Issuance and Listing Regulations Drafts, the potential penalties for the variable interest entities include fines within the range between RMB 1 million and RMB 10 million. If the noncompliance is deemed severe, the operations of the variable interest entities can be suspended to rectify and the permission and licenses held by variable interest entities could be canceled.

Our VIEs and their subsidiaries may be liable for improper collection, use or appropriation of personal information provided by our customers.

Though our Cheers e-Mall internet platform, we collect and retain large volumes of internal and customer data, including personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. Our VIEs and their subsidiaries are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

According to the applicable PRC laws and regulations in relation to cybersecurity and data security, data processing includes, in a broad sense, among others, the collection or access, processing, transmission and related data activities.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law (《中华人民共和国网络安全法》), which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In December 28, 2021, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the Cybersecurity Review Measures, the procurement of any network product or service by an operator of critical information infrastructure or the conducting of data processing activities by a network platform operator, that affects or may affect national security, shall be subject to a cybersecurity review under the Measures. A network platform operator that possess personal information of more than one million users must apply to the Cybersecurity Review Office set up under the CAC for a cybersecurity review when it seeks to list overseas.

As advised by our PRC legal counsel, and based on its understanding of the Measures for Cybersecurity Review (2021) which became effective on February 15, 2022 and replace the Measures for Cybersecurity Review promulgated on April 13, 2020, our VIEs and their subsidiaries are currently not required to apply for a cybersecurity review with the Cyberspace Administration of China, or the “CAC,” under Article 7 of the measures, pursuant to which online platform operators possessing personal information of more than 1 million users which intend to go public abroad shall apply to the CAC for a cybersecurity review, because we listed our ordinary shares on the Nasdaq before the effective date of the measures on February 15, 2022. Under the Measures for Cybersecurity Review (2021), our VIEs and their subsidiaries could be subject to cybersecurity review with the CAC if it is determined that our VIEs or their subsidiaries constitute critical information infrastructure operators and intend to procure a network product or service that affects or could affect national security. Further, as the measures are newly revised and there remains uncertainty as to the interpretation and implementation thereof, we are uncertain whether our VIEs or their subsidiaries would be subject to a cybersecurity review when we offer or list new shares or carry out other financing activities in the capital market. As of the date of this annual report, our VIEs and their subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. Our VIEs and their subsidiaries may also be subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Draft Regulation”) are enacted as proposed, if our VIEs or their subsidiaries are recognized as online platform operators which possess massive data resources in connection with national security, economic development and public interests and carry out merger, restructuring, split that affects or could affect national security or carry out other data processing activities that affects or may affect national security.

Recently, certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this annual report, we, our subsidiaries, and our VIEs and their subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that we would not be subject to such cybersecurity review requirement, and if so, that we would be able to pass such review. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

The PRC governmental authorities have promulgated, among others, the Personal Information Protection Law of the People's Republic of China（《中华人民共和国个人信息保护法》）, Data Security Law of the People's Republic of China（《中华人民共和国数据安全法》） and Measures for Cyber Security Review (《网络安全审查办法》) to ensure cyber security, data and personal information protection. Recently, the CAC had further proposed the Measures for the Security Assessment for Cross-border Transfer of Data (Exposure Draft)（《数据出境安全评估办法（征求意见稿）》）(the “Exposure Draft”) and the Administration Regulations on Cyber Data Security (Draft for Comments) (《网络数据安全管理条例（征求意见稿）》) (the “Draft Regulation”) for public comments, which provided guidance on the cross-border data transmission and potential cybersecurity review scope.

We attach great importance to data security, cyber security and personal information protection, and the evolvement of applicable PRC laws and regulations therewith. As of the date of this annual report, Horgos, our main PRC operating entity, has implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information to make sure its compliance with relevant PRC laws and regulations.

As of the date of this annual report, (i) there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations or investigation or other legal proceeding, pending or threatened against us initiated by competent government authorities or third parties, that will materially and adversely affect the business of us; (ii) we have not received any investigation, notice, warning, penalty or sanction from applicable government authorities (including the CAC) with regard to our business operations concerning any issues related to cybersecurity and data security; (iii) we have not been involved in any suits, judicial review, enquiry, or other legal proceedings initiated by applicable governmental authorities in relation to any violation of applicable regulations or policies that have been issued by the CAC.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits and could cause the value of such securities to significantly decline or be worthless. In addition, any violation of the provisions and requirements under relevant laws and regulations with respect to cyber security, data security and personal information protection may subject us to rectifications, warnings, fines, confiscation of illegal gains, suspension of the related business, revocation of licenses, cancellation of qualifications being entered into the relevant credit record or even criminal liabilities.

As for the draft measures (including the Exposure Draft and the Draft Regulation) issued by CAC recently, as advised by our PRC legal counsel, since effective versions of the Exposure Draft and the Draft Regulation (especially its operative provisions) have not been officially issued as of the date of this annual report, their anticipated adoption or effective date are subject to further changes with substantial uncertainty. We will continue to pay close attention to the legislative and regulatory developments in data security and comply with the latest regulatory requirements.

Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to online platform business operation.

Though our Cheers e-Mall, we operate an online platform and are subject to various internet-related laws and regulations. These internet-related laws and regulations are relatively new and evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties.

For example, On February 7, 2021, the Anti-monopoly Commission of the State Council, promulgated Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines for identifying certain internet platforms’ abuse of market dominant position which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. In August 2021, the Standing Committee of the National People’s Congress officially promulgated the Personal Information Protection Law, which has come into effect in November, 2021. The Personal Information Protection Law provides the basic regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information. In addition, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which will take effect in September 2021. The Data Security Law, among others, provides for security review procedures for data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which [became effect on February 15, 2022], set forth the cybersecurity review mechanism for critical information infrastructure operators and Internet platform operators, and provide that Internet platform operators that possess the personal data of over one million users must apply for a review by the Cyber Security Review Office, if they plan listing of companies in foreign countries.

Our VIEs and their subsidiaries could be subject to cybersecurity review by CAC and other relevant PRC regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers, and such review could also result in negative publicity to us and diversion of our managerial and financial resources.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. The governance measures our PRC subsidiary adopted in response to the enhanced regulatory requirements may fail to meet these requirements and may lead to penalties or our loss of merchants to those platforms, or to complaints or claims made against us by customers on our platforms.

As there are uncertainties regarding the enactment timetable, interpretation and implementation of the existing and future internet-related laws and regulations, we cannot assure you that our business operations will comply with such regulations in all respects and we may be ordered to terminate certain of our business operations that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions.

The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with overseas listings like our company under PRC law.

The Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have acquired PRC domestic companies’ equities with the special purpose vehicles’ shares to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. As advised by our PRC legal counsel, based on its understanding of the rules and the Company’s corporate structure up to the date of this annual report, it is of the opinion that CSRC approval is not required as the Company is not a special purpose vehicle which have acquired PRC domestic companies’ equities with its shares prior to the listing of its shares on the Nasdaq Stock Market. However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented by the relevant PRC authorities, and the opinions summarized above will be subject to any new PRC laws, rules and regulations or detailed implementations and interpretations in any form relating to overseas listing of SPVs like the Company. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If CSRC approval is required, it is uncertain how long it will take for us to obtain such approval, and any failure to obtain or a delay in obtaining CSRC approval for this registration may subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which PRC regulators are required to accelerate rulemaking related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law, including (i) the draft Measures for the Security Assessment for Cross-border Transfer of Personal Information  and Important Data published by the Cyberspace Administration of China, or CAC, in 2019, which may, upon enactment, require security review before transferring personal information out of China, and (ii) the Cybersecurity Review Measures promulgated in December 2021 and effective from February 15 2022, which provides that, among others, a network platform operator that possesses personal information of more than one million users must apply to the Cybersecurity Review Office for a cybersecurity review when it seeks to list overseas, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital raising activities and our PRC subsidiary may become subject to more stringent requirements with respect to matters including data privacy, and cross-border investigation and enforcement of legal claims.

As of the date of this annual report, we have not received any inquiry, notice, warning, sanction or any regulatory objection to our current listing on a U.S exchange from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations. Notwithstanding the foregoing, our PRC legal counsel has advised us that, the current PRC laws and regulations related to overseas securities registration and other capital markets activities are constantly changing and some regulations are newly promulgated, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities registration and other capital markets activities. If it is determined in the future that CSRC, the CAC or other approval were required for overseas listings like our company, our PRC subsidiary may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this registration into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Stocks. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt our current listing on a U.S. exchange. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that our PRC subsidiary obtaining their approvals, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on our business and operating results.

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

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE or qualified banks in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that it make in the future. In accordance with the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37 (《国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》(汇发[2014]37号) ), any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division or other material event. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or their local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

The Company is a holding company, and it may rely on dividends from our wholly-owned subsidiaries and service, license and other fees paid to our wholly-owned subsidiary in China by Horgos and Xing Cui Can for our cash requirements, including any debt it may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary, Xing Cui Can and Horgos, are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital, and they are also required to further set aside a portion of their after-tax profits to fund the voluntary reserve at the discretion of their shareholder(s). These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiary, Xing Cui Can and Horgos, incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiary’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of Horgos and Xing Cui Can to make payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our VIEs and their operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, our VIEs and their PRC subsidiaries may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of our Stocks, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

The PRC legal system is evolving, and the resulting uncertainties could adversely affect us.

We conduct our business primarily through our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As the legislation in China and the PRC legal system has continued to evolve rapidly over the past decades and the PRC government has made significant progress in promulgating laws and regulations related to economic affairs and matters, for example, such laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, many of these laws and regulations are relatively new and there is a limited volume of published decisions and enactments. In particular, there exist substantial uncertainties surrounding the evolvement, interpretation and enforcement of regulatory requirements of cybersecurity, data security, privacy protection as well as anti-monopoly, and we may need to take certain corresponding measures to maintain our regulatory compliance, such as adjusting the relevant business or transactions and introducing compliance experts and talents, which may incur additional related costs and adverse impact on our business. As a result, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Therefore, there are uncertainties involved in their implementation and interpretation, and it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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

Currently, Horgos, Horgos Glary Wisdom Marketing Planning Co., Ltd., Horgos Glary Prosperity Culture Co., Ltd., were eligible to be exempted from income tax from 2017 to 2020, and enjoy a preferential income tax rate of 15% that are expected to last from 2021 to 2025. Glory Star (Horgos) Media Technology Co., Ltd. is eligible to be exempted from income tax from 2020 to 2024, and expected to enjoy a preferential income tax rate of 15% from 2025 to 2029, If such preferential tax is no longer available to us, the income tax rate may increase up to 25%, which could have an adverse effect on financial condition and results of operations.

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

The PRC government imposes controls on the convertibility of the Renminbi (RMB) into foreign currencies and, in certain cases, on the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, we will primarily rely on dividend payments from the WFOE to fund any cash and financing requirements that we may have, or for the possible payment of dividends. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of the WFOE may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we may need to obtain SAFE approval or complete relevant registration to use cash generated from the operations of the WFOE and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, if any, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at their discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, the value of your investment may be affected.

Risks Relating to our Ordinary Shares

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

Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

As a public company with securities listed on the Nasdaq Capital Market, we will be required to have our financial statements audited by an independent registered public accounting firm registered with the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers be subject to regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in Hong Kong and China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities due to various state secrecy laws and the revised securities law, the PCAOB currently does not have free access to inspect the work of our auditor. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was enacted. In essence, the act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. Our independent registered public accounting firm is located in and organized under the laws of Hong Kong and China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final amendments, which will become effective 30 days after publication in the Federal Register, relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Before any registrant will be required to comply with the interim final amendments, the SEC must implement a process for identifying such registrants. As of the date of this Amendment, the SEC is seeking public comment on this identification process. Consistent with the HFCAA, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in that jurisdiction, and will also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our securities may be delisted or prohibited from trading.

On November 5, 2021, the SEC approved PCAOB Rule 6100, Board Determination Under the Holding Foreign Companies Accountability Act, effective immediately. The rule establishes “a framework for the PCAOB’s determinations under the HFCAA that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction.”

On December 2, 2021, SEC has announced the adoption of amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a "foreign issuer," as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the adopting release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, PCAOB issued a report on its determinations that PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. The audit report included in this annual report for the year ended December 31, 2021, was issued by Assentsure, a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Assentsure in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If we do not engage an auditor that is subject to regular inspection by the PCAOB, our ordinary shares stock may be delisted.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The enactment of the HFCAA and the implications of any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our stock could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our stock will not be permitted for trading “over-the counter” either. Such a delisting would substantially impair your ability to sell or purchase our stock when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our stock. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

There could be adverse United States federal income tax consequences to United States investors if we were or were to become a passive foreign investment company.

While we do not believe we are or will become a passive foreign investment company, or PFIC, there can be no assurance that we were not a PFIC in the past and will not become a PFIC in the future. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income for that taxable year is passive income, or (ii) at least 50% of the value (determined on a quarterly basis) of our assets for that taxable year is attributable to assets that produce or are held for the production of passive income. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

Although we do not believe we were or will become a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for example, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

If we were or were to become a PFIC, adverse United States federal income tax consequences to our shareholders that are United States investors could result. For example, if we are a PFIC, our United States investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. There can be no assurance that we were not or will not become a PFIC for any taxable year. You are urged to consult your own tax advisors concerning United States federal income tax consequence on the application of the PFIC rules. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

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

Upon the close of the Business Combination, we acquired all of the issued and outstanding securities of Glory Star in exchange for approximately 46,204,025 of our ordinary shares, which includes 10,000,000 ordinary shares that were issued to the former shareholders of Glory Star because certain financial performance targets were attained for both 2019 and 2020 fiscal years.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. We maintain an Internet site at http://gsmg.co. However, information contained in, or that can be accessed through our website or any other website cited in this annual report is not part of this annual report.

Our principal executive offices are located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, Our telephone number at this address is + 86-10-87700500.

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

Our mobile and online advertising business is still growing and is becoming a substantial source of our revenue. We plan on further expanding the development and promotion of our mobile and online business through our CHEERS ecosystem, which includes CHEERS Video and CHEERS e-Mall platforms. In 2021, we launched CheerCar, our self-developed onboard interactive entertainment application ("CheerCar"), on Tencent Auto Intelligence, which is an Internet of Vehicles ("IoV") ecosystem.

In addition, as part of our long term retail strategy, we plan to leverage our CHEERS ecosystem, blockchain technologies and strategic collaborations with various partners on augmented reality (“AR”) and virtual reality (“VR”) technologies, to develop a metaverse platform that features a virtual world containing immersive experiences in intelligent retail, video on demand, social networking, gaming and NFT. As part of our ongoing expansion of our CHEERS ecosystem metaverse retail strategy, we are also developing and testing our CheerChat application, our overseas social audio application, which will provide our users with individual and group matching functions, while connecting high-quality content communities that utilize intelligent voice translation technology, and is anticipated to launch in 2022. We also plan on building and launching metaverse experience centers and are in the process of identifying locations in Beijing, China, for our first Metaverse Experience Center.

Key Metrics

We monitor the following key metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, and make strategic decisions:

●	CHEERS App Downloads. We define this metric as the total number of downloads of the CHEERS App (video+e-Mall) as of the end of the period. Because we have expanded into e-commerce through our CHEERS App, we believe that this is a key metric in understanding the growth in this business. The number of downloads demonstrates whether we are successful in our marketing efforts in converting viewers of our professionally-produced content on other platforms to the CHEERS App. We view the number of downloads at the end of a given period as a key indicator of the attractiveness and usability of our CHEERS App and the increased traffic to our e-Mall platform. The table below sets forth the total number of downloads of the CHEERS App as of the end of the period indicated:

	December 31,
	2020	2021
	(in Millions)
CHEERS App Downloads	169	271

As of December 31, 2021, the total number of downloads of the CHEERS App was approximately 271 million as compared to 169 million as of December 31, 2020. We believe that this increase in downloads demonstrates the success that we have in converting viewers of our content to the CHEERS App.

●	Monthly Active Users (MAUs). We define monthly active users, or MAUs, as a user who has logged in or accessed our online video content and/or our e-commerce platform using the CHEERS App, whether on a mobile phone or tablet. We calculate MAUs using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. MAU is a tool that our management uses to manage their operations. In particular, our management sets daily targets of MAUs and monitors the MAUs to see whether to make adjustments as to the promotional activities, advertising campaign, and/or online video contents. The table below sets forth the MAUs on our CHEERS APP as of the end of the period indicated:

	December 31,
	2020	2021
	(in Millions)
MAUs	37.7	47.6

For the years ended December 31, 2020 and 2021, the average MAUs were 37.7 million and 47.6 million, respectively.

●	Gross Merchandise Value (GMV). We define gross merchandise value, or GMV, as the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. As we grow our e-Mall platform, it is important to monitor the volume of merchandise that we have sold through the e-Mall. By keeping track of the GMV, it allows us to determine the attractiveness of our CHEERS App platform to our merchants and users. The table below sets forth the total GMV as of the end of the period indicated:

	December 31,
	2020	2021
	(in Millions of U.S. Dollars)
GMV	$132	$409

For the years ended December 31, 2020 and December 31, 2021, our e-Mall recorded approximately $132 million and $409 million of GMV, respectively. We believe that the growth in the GMV will be driven significantly with our ability to attract and retain users to the CHEERS App through our professionally-produced content and to further enhance our product offerings.

Our Vision

Our vision is to become a world leading mobile media and entertainment company dedicated to providing people pursuing a better life with an integrative platform of featuring e-commerce and high quality lifestyle entertainment.

Our Business

Established in 2016, we focused on providing advertisement and content production services and becoming a leading mobile and online advertising, media and entertainment business in China by creating professionally-produced content featuring lifestyle, culture and fashion. In 2018, we expanded into e-commerce services by introducing our CHEERS App, which integrated our e-commerce services with professionally-produced content. Primary to our vision, we continue to produce, create and add to our rich library of short videos, drama series, and live streaming, which we own and stream on our mobile app, Internet Protocol Television (IPTV), and online platform, as well as for distributions and licensing to other mediums such as Chinese television stations and third party online streaming platforms throughout China and the world. Leveraging the popularity of our professionally-produced content and distribution networks, we drive viewing audiences to our CHEERS ecosystem to convert them as users of our online video streaming services and as customers to our e-Mall and online games.

Since our establishment, we have focused on developing an ecosystem for our users that incorporates quality content, e-commerce, social networking, and gaming. These core elements have formed the basis of our future metaverse platform and continues to provide us a strong competitive advantage in realizing our new strategic objectives. We plan to continue to integrate our cutting edge blockchain technologies, massive user base from our CHEERS ecosystem, quality content offerings, and our e-commerce platform, with our strategic partners for 5G and AR technologies, NFT technologies, and VR equipment suppliers, to develop a metaverse boasting a wide range of "online + offline" and "virtual + reality" scenarios. By leveraging our CHEERS video and e-Mall platforms, we aim to continue researching and developing different entertainment and shopping applications for our planned metaverse platform, and to provide a suite of tools for our users to facilitate the development of new content by creators. We plan to continue to developt and implement our new business initiatives by investing in ongoing research on the latest innovative technologies.

CHEERS App - Video Platform

The CHEERS video platform is a professionally-produced and curated media platform that engages users with high-quality videos featuring lifestyle, culture, and fashion, and continues to develop lifestyle short videos and interactive live-broadcasting. We have continued to receive interests from users and content creators to join the CHEERS video platform and we upgraded the platform on December 1, 2021 to include UGC rights management system. With these upgrades, users now have access and opportunity to co-build the platform and contribute to the improvement of the content production ecosystem. We have made a new strategic plan of cultivating outstanding UGC creators and producing high quality UGC in the long run in partnership with us. The plan includes multiple initiatives such as traffic support and cash subsidies for UGC creators and guidance of trending topics to support the creation of high-quality videos. We will also adopt NFT technology to help guard the copyrights of the platform's original content.

In addition, we plan to attract influencers with a high number of followers/traffic to help accelerate the platform's adoption. We expect to enhance the relationship between users and the platform to accelerate user engagement by leveraging our production value with leading content creators. We expect the platform's profitability to increase by creating new income streams for users and converting the platform's traffic into additional revenue.

CHEERS App - E-Mall Platform

Leveraging our brand, large viewing audience, and users of our CHEERS video platform, in April 2019, we launched our e-Mall where we offer products to our users through third party merchants that we have screened and approved. We charge third-party merchants on our CHHERS e-Mall platform a service fee and a commission for the sales of their products.

While the CHEERS video platform has maintained high business growth for us, the e-Mall has also expanded our presence in video content-driven e-commerce industry and has become another growth driver for us. With the independent operation of the e-Mall, we will look to deploy more resources to our e-commerce business, expand into the cross-border e-commerce market, and achieve greater business autonomy. We believe that the independent operation of the CHEERS e-Mall platform will allow it to be better integrated with other applications, leading to improved business performances and growth.

Furthermore, the newly independent operations of the CHEERS e-Mall and CHEERS video platforms continue to be key growth drivers for us, through the complemental nature of the unique technology, premium content, and strong consumer data insight made possible by our content-driven ecosystem.

The following is a summary of the e-Mall platform of our CHEERS App:

-	Live Streaming E-Commerce

Live streaming e-commerce is emerging as one of the most innovative and monetizable tools for content creators. To protect the interests of our content creators, which is one of the values that we upholds in our ecosystem, we connects CHEERS e-Mall's SAAS supply chain system to the platform, allowing content creators to choose relevant products to sell at their own discretion. Creators can earn commissions and receive related task rewards from their live streaming content. In addition, the platform utilizes blockchain technology to ensure each transaction is correctly ledgered. Through these measures, we believes we have built a substantial closed-loop business model and created additional value for clients within our ecosystem and enhances user engagement, which should help us continue to expand its revenue potential on the CHEERS ecosystem.

In June 2018, we launched our first live streaming show called Shopping Genius. We now have ten (10) live streaming shows in production, each 90-180 minute segments, where users can interact with each other and the hosts, obtain discount coupons by participating in our real-time online games and quizzes, and make purchases in our e-Mall with these discount coupons. In addition, as requested by some clients, some live streaming shows are customized in order to lead the audience to make purchases in the clients’ online stores and/or in other e-commerce platforms such as JD.com and Taobao.com. We monetize our live streaming shows by promoting products where our subscribers can purchase products through our e-Mall. In addition, our e-commerce suppliers and distributors of our e-Mall have the option to enter separate advertising agreements with us to promote their products in our live streaming shows.

In 2021, we launched six (6) new live streaming shows, including three (3) on external platforms to increase diversity in content output and enhance brand effect, which further consolidated the competitiveness of our business. The following is a summary of our current live-streaming shows:

Shopping Genius		This show promotes various products for sale on the CHEERS e-Mall platform and provides an opportunity for viewers to participate in question and answer games for the discount coupons for the promotional products.

Bargaining Genius		This show promotes various products for sale on the CHEERS e-Mall platform and allows viewers to compete with each other for discount coupons for the promotional products.

Guessing Game		This is a live game show that allows viewers to win points that go towards discounts for purchase of items on the CHEERS e-Mall platform.

Unbeatable Lucky Card		This is a live game show that allows viewers to win points that go towards discounts for purchase of items on the CHHERS e-Mall platform.

CHEERS Foodies		This is an interactive, live promotion show that promotes the low-priced products on the CHEERS e-Mall platform through collaborations among celebrity influencers and viewers to create foods and beverages products which are based on customized recipes by viewers. Viewers are able to personalize their recipes using multiple products that are offered through the CHEERS e-Mall, including fresh fruits and vegetables, pastries, snacks and different types of drinks, and have their recipes created by the invited influencers during the show.

The Big Brand		This is a live stream show that promotes cosmetic products from top beauty brands while providing detailed advice and evaluation on various products to its viewers. Viewers are also able to purchase the showcased cosmetic products through the CHEERS e-Mall platform at low prices with significant discounts.

10 Yuan, Go!		This is a live stream education show that promotes various high quality and inexpensive necessities and day-to-day products, along with suggested uses in various situations for everyday life.

The Master Show	TikTok (China)	This show on TikTok talks about hot topics and shares tips in both life and business in each pre-recorded episode, and from time to time promote the CHEERS e-Mall offerings in live streaming events.

CHEERS Goodies	TikTok (China)	This live stream show on TikTok promotes premium products offered on the CHEERS e-Mall.

CHEERS Kuaishou Boutique	Kuaishou	This live stream show on Kuaishou promotes premium products offered on the CHEERS e-Mall.

-	Online Short Videos

We stream our professionally-produced content on our CHEERS video platform where we generate advertising revenues from traditional pre-video, in-video, banner advertisements, and pop-up advertisements. We also generate revenues from soft product placements that are incorporated into our original video content. We leverage our deep library of professionally-produced content, large viewing audience base, and big data analytics capabilities to help our advertisers target their specific demographics in China.

We will continue to actively introduce high-quality IP and support high-quality content creators, in order to retain more users through our content ecosystem to which will connect our CHEERS video platform, content creators, and users in a closed-loop business model and accelerate our growth at scale. We will leverage the strategic advantages of user-generated content (“UGC”) to stimulate the vitality of the system to a greater extent, build a benign development ecosystem, and consolidate the core competitiveness of the Platform to well-position the Company for the future growth.

-	Online Games

We have developed four (4) online games for our CHEERS e-Mall platform where players can play the games that we have developed in-house. We monetize online games through users’ in-app purchases of gift packages and game privileges.

Metaverse Experience Centers

We will launch metaverse experience centers in Beijing, Shenzhen and New York City, and are currently identifying locations in Beijing for our first Metaverse Experience Center, which will incorporate professionally curated media content, e-commerce, social networking, gaming, and NFTs.

The launch of the Glory Star metaverse experience centers will give users the opportunity to experience the virtual world firsthand. Users will be able to create their own NFTs, make purchases in virtual shopping malls, interact in digital social connections, and enjoy immersive gaming experiences. The experience centers will be the true integration of reality with the virtual world, and through the right application of 5G, AI, AR and VR technologies, we will make this a seamless experience to the real world.

CheerCar App

CheerCar is our self-developed interactive entertainment app launched among the first batch on Tencent Auto Intelligence, an Internet of Vehicles ("IoV") ecosystem. As an onboard interactive entertainment app that was designed to provide entertainment in vehicles, CheerCar makes connections between passengers and in-vehicle infotainment systems closer and more efficient. As an app in Tencent's IoV ecosystem, CheerCar allows users to set preferences and browse individualized content from our library of high-quality videos that are available on its CHEERS video platform. CheerCar also uses a personalized intelligent algorithm recommendation system to recommend contents based on user's preferences.

CheerChat App

CheerChat is our overseas social audio app which has entered the beta phase of testing. By leveraging the traffic and monetization systems of our CHEERS video and CHEERS e-Mall platforms, our CheerChat app will have strong and distinct competitive advantages in penetrating the social audio market. CheerChat will provide users with individual and group matching functions, while connecting high-quality content communities that utilize intelligent voice translation technology. Our innovative technology and business model will provide its CheerChat users with unique social scenarios and a more personalized entertainment experience for social audio networking. We believe that launch of our CheerChat app will be a key development in our progression into the metaverse.

The CheerChat app is expected to launch in 2022 and will improve the overall user experience and development of our CHEERS ecosystem. The launch of CheerChat demonstrates our emphasis on continuing to apply innovative technologies to our business model and create further value through strategic investment in research and development. This long-term vision enables us to maintain our leading position in the new media industry.

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

Drama & Variety Shows

We have partnered with third parties to produce and license original online drama and variety show series for distribution on online video platforms. We currently developed the following drama series and variety shows:

My Greatest Hero	This TV series explores the lives of a high school tennis team. This program is in partnership with iQIYI and has become one of the most popular youth TV series.

Hi! Rap Season 1	This variety show was developed in 2018 as a “light-variety” talk show.

Hi! Rap Season 2	In 2019, we developed season 2 of this variety show. It is currently one of the most popular variety shows in China.

Hi! Rap Season 3	Hi! Rap Season 3 has become one of the most sought after online variety shows for millennials since its initial launch on August 22, 2020.

Star Makeover	Since premiering on May 5, 2021, the show's ratings have skyrocketed and the Show has also continued to maintain top ratings for mainstream TV programs in China.

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

Employees

As of December 31, 2021, we had 162 full time employees. We have entered into written employment contracts with all of our employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

As of December 31, 2021, we owned 72 registered trademarks in the PRC, and 4 registered trademark in Hong Kong. In addition, as of December 31, 2021, we had 50 registered copyrights in the PRC (including 44 software copyrights relating to various aspects of our operations and 6 artwork copyrights). The software and artwork are crucial to our business.

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

Regulations on Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

On June 28, 2017, the National Development and Reform Commission (the “NDRC”), and Ministry of Commerce (“MOFCOM”), promulgated the Foreign Investment Catalog which was implemented on July 28, 2017. For foreign investment, the Foreign Investment Catalog is divided into encouraged industries, restricted industries and prohibited industries, and industries which are not listed in the Foreign Investment Catalog are categorized as the permitted industries for foreign investment. The list of restricted industries and prohibited industries in the Foreign Investment Catalog was abolished by the Special Administrative Measures for Foreign Investment Access (Negative List) (2018 Edition), which was then replaced by Special Administrative Measures for Foreign Investment Access (Negative List) (2019 Edition) (the “2019 Negative List”) promulgated on June 30, 2019 by NDRC and MOFCOM and implemented on July 30, 2019. According to the 2019 Negative List, foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM, or the Ministry of Industry and Information Technology (“MIIT”) for the incorporation of the joint ventures and the business operations. The 2020 and 2021 Negative lists published later still retain the aforementioned requirements for foreign investment in value-added telecommunications services (except for e-commerce).

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

Foreign Investment Law

The National People’s Congress, or the NPC, Standing Committee promulgated the Foreign Investment Law on March 15, 2019, which came into effect on January 1, 2020, and replaced the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures as the basic law on foreign investment in the PRC.

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

Due to the lack of additional interpretation from PRC regulatory authorities, it is unclear how the Foreign Investment Law will be implemented in practice by the PRC government authorities and whether the offshore companies controlled by the PRC investors through variable interest entities structure be deemed as foreign investment remains to be seen. For more information, please see “Risk Factors — Risks Relating to Doing Business in China – Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC in the PRC and accordingly on the results of our operations and financial condition.”

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

Filing by Third-Party Platform Providers for Online Food Trading

In July 2016, the State Food and Drug Administration, or SFDA, promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, last amended in April 2021, pursuant to which a third-party platform provider for online food trading in the PRC is required to file a record with the food and drug administration at the provincial level and obtain a filing number. If an online food trading third-party platform provider fails to complete such filing, the provider may be ordered to make rectifications and given a warning by the competent food and drug administration, and failure to make such rectification may be subject to fines ranging from RMB5,000 to RMB30,000. As of March 18, 2019, Xing Hui Beijing has completed the required filing formalities with the competent food and drug administration.

Regulations Relating to Product Quality and Consumer Rights Protection

Based on the PRC Consumer Rights and Interests Protection Law, as amended in and effective March 2014, and the  Supervision and Administrative Measures on Online Trading, or Online Trading Measures, by State Administration for Market Regulation, or SAMR, on March 15, 2021, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. Each online transaction platform operator shall establish an inspection and monitoring system for platform-based operators and commodity or service information released thereby; and where any commodity or service information in the platform violates laws, regulations or rules on market regulation, damages state interests and public interests, or goes against public order and good customs as identified, it shall legally take necessary disposal measures, keep relevant records, and inform the department for market regulation at or above the county level where the platform is domiciled. Furthermore, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

The Civil Code of the PRC, which was enacted by the NPC, in May 2020 and took effect in January 1, 2021, also provides that if the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content as required, in a timely manner. Otherwise, it will be jointly liable with the respective online user for the extended damages.

As an e-commerce platform service provider, we are subject to the PRC Consumer Rights and Interests Protection Law, the Online Trading Measures and the Civil Code of the PRC and believe that we are currently in compliance with these regulations in all material aspects.

Regulations on the Media Industry

Program Content

According to the Provisions on the Administration of Radio and Television Program Production promulgated by the State Administration of Radio, Film and Television, or SARFT, on July 19, 2004 and took effect in August 20, 2004, and was amended on August 28, 2015 and October 29, 2020, entities engaging in (i) the production of television programs, such as feature programs, general programs, drama series and animations, and (ii) the trading activities and agency services on the copyrights of such programs, must first obtain preliminary approval from the SARFT or our provincial branches for license. Horgos and Xing Hui Beijing have obtained the required approvals accordingly.

Regulations on the Advertising Industry

Regulations Relating to Advertising Law

The principal regulations governing advertising businesses in China include Advertising Law promulgated by SCNPC on October 27, 1994, which was amended on April 24, 2015, October 26, 2018 and April 29, 2021. Under the Advertising Law, advertisers refer to any legal persons, economic organizations or individuals that, directly or through agents, design, produce and publish advertisements to promote products or services. Advertisement operators refer to those legal persons, economic organizations or individuals consigned to provide advertisement content design, production and agency services. Advertisement publishers refer to those legal persons or other economic organizations that publish advertisements for the advertisers or for those advertisement operators that are consigned by the advertisers. An advertisement should present distinct and clear descriptions of the product’s function, place of origin, quality, price, manufacturer, validity period, warranties or the contents, forms, quality, price or promises of the services offered. False advertising that may mislead consumers and compromise legal rights and interests of consumers will subject the advertiser to civil liabilities. Where the advertising operator or advertising publisher is unable to provide the real name, address or valid contact information of the advertiser, the consumers may require the advertising operator or advertising publisher make compensation in advance. Where false advertisements for products or services relating to the life and health of consumers cause damage to the consumers, the advertising agents, advertisement publishers or advertisement endorsers for such advertisements shall bear joint and several liabilities with the advertisers concerned. For other false advertisements of goods or services, where the advertising operator, advertising publisher and advertising spokesperson knew or should have known the falsity yet still provided design, production, agency or publishing services, or provide recommendation or endorsement, they will bear joint and several liability with the advertiser.

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

In November 2016, the SCNPC promulgated the Network Security Law of the People’s Republic of China, or the Network Security Law, effective June 1, 2017. The Network Security Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Network Security Law has reaffirmed the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. In August 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which further clarifies specific rules for personal information protection. As the implementation of the Personal Information Protection Law, a relatively complete cyberspace security governance system and a data and personal information protection system will be built, the level of protection of personal information (especially personal privacy) in society as a whole is expected to be greatly improved.

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

Regulations Related to Blockchain Technology

Pursuant to the Administrative Provisions on Block Chain Information Services promulgate by the CAC on January 10,2019, a blockchain information service provider shall, within ten working days of its provision of such service, fill in such information as the name of the service provider, service category, form of services, application areas, and address of the server, via the Block Chain Information Service Record-filing Administration System of the Cyberspace Administration of China, to handle record-filing formalities. If a block chain information service provider develops and launches new products, new application programs or new functions, it shall report the same to the Cyberspace Administration of China and the cyberspace administration of the relevant province, autonomous region or municipality directly under the Central Government for safety assessment in accordance with the relevant provisions. On May 27, 2021, the MIIT and the CAC issued the Guiding Opinions on Accelerating the Application of Blockchain Technology and the Development of the Industry, according to which the state supports and encourages enterprises to apply blockchain technology in the traceability of food and medicine, in the management of logistics and capital flow, in data collection, sharing, analysis, and in evidence collection, e-government, etc. In addition, the state will promote the application of blockchain technology and industrial development through application pilots, policy support and strengthening training of industrial talent.

Regulations Related to Intellectual Property Rights

Regulations on Copyright

Under the Copyright Law, issued in 1990 and most recently amended in 2020, or the Copyright Law, and our related Implementing Regulations issued in 2002 and amended in 2013, creators of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and related activities. Other than the rights of authorship, alternation and integrity of an author which shall be unlimited in time, the term of a copyright is the life of the individual author plus 50 years, but for by a corporation the term is 50 years after first publication. In consideration of the social benefit and costs of copyrights, the PRC authorities balance copyright protections with limitations that permit certain uses, such as for private study, research, personal entertainment and teaching, without compensation to the author or prior authorization.

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

As of December 31, 2021, we had forty-four (44) registered software copyrights and six (6) artwork copyrights.

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

As of December 31, 2021, we had seventy-two (72) registered trademarks in the PRC and four (4) registered trademarks in Hong Kong.

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

As of December 31, 2021, we had 6 domain names in PRC.

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

According to the Regulations on Management of Housing Provident Fund which was promulgated and implemented by the State Council on April 3, 1999, and subsequently revised on March 24, 2002, and March 24, 2019, enterprises in China are required to register with the housing provident fund management center within 30 days from the date of establishment, and complete the procedures for establishment of housing accumulation fund accounts for their employees within 20 days from the date of registration. In violation of such regulation, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline. The company is fully in compliance with such regulations.

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which was amended on May 4, 2015, October 10, 2018 and December 30, 2019, respectively. This Circular substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to our foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013 and was further amended on October 10, 2018 and partially abolished on December 30, 2019, which specifies that the administration by SAFE or our local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and our branches.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015 and partially abolished on December 30, 2019, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015 and partially abolished on December 30, 2019, provides that a foreign-invested enterprise may, according to our actual business needs, settle with a bank the portion of the foreign exchange capital in our capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use our capital for our own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

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

PRC – High and New Technology Enterprises

According to EIT Law and its implementation rules, certain “high and new technology enterprises” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules, will enjoy a reduced 15% enterprise income tax rate. In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification, which was amended in January 2016 and became effective from January 1, 2016.

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

According to several opinions and administrative measures issued by Beijing Municipal People's Government, the enterprise recognized as qualified high and new technology enterprises by Zhongguancun Science Park Management Committee is entitled to a series of special services and financial supports when it meets certain criteria, such as financial incentive for being award of patents and registration of international trademarks, more opportunities of participate in intergovernmental scientific and technological cooperation projects, more opportunities of its technologies, products and services enter the international market, entrepreneurship training related services and other preferential treatments.

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

On February 3, 2018, the SAT promulgated Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, State Administration of Taxation Announcement [2018] No. 9, Circular 9, which clarifies that a beneficial owner shall be a person who has ownership and control over the income and the rights and property from which the income is derived. To prove “beneficial owner” status, the applicant shall submit the materials pursuant to the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers (the current valid version is Announcement of the State Taxation Administration [2019] No.35) promulgated by the SAT. Therein, where an applicant is a “beneficial owner” pursuant to the provisions of Article 3 of this Announcement, the applicant shall also provide, in addition to the tax resident identity of the applicant, the tax resident identity documents of the person who satisfies the criteria for “beneficial owner” and the person who satisfies the criteria, issued by the tax authorities in charge at the country (region) where he/she resides; where the applicant is a “beneficial owner” pursuant to the provisions of item (4) of Article 4 of this Announcement, the applicant shall also provide, in addition to the tax resident identity document of the applicant, the tax resident identity documents of the person who holds 100% of the applicant’s shares directly or indirectly and the multi-tier holders, issued by the tax authorities in charge at the country (region) for which the said person and the multi-tier holders are residents; the tax resident identity document shall prove that the person is a tax resident in the year in which the income is obtained or the preceding year.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 26, 2009. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on our official website procedures regarding our approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC. We believe that CSRC approval is not required as we are not a special purpose vehicle formed for listing purpose which have acquired PRC domestic companies’ equities with its share prior to the listing of its shares on the Nasdaq Stock Market.

However, we cannot assure you that the relevant PRC government authority, including the CSRC, would reach the same conclusion as we do. If the CSRC or other PRC regulatory authority subsequently determines that we need to obtain the CSRC’s approval or if CSRC or any other PRC government authorities will promulgate any interpretation or implementing rules before the Share Exchange that would require CSRC or other governmental approvals for the Share Exchange, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from any future offerings into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our shares.

C. Organizational Structure

We are a Cayman Islands exempted company structured as a holding company and conduct our operations in China through our PRC subsidiaries and VIEs. Through our Hong Kong subsidiary Glory Star HK, we own a direct equity interest in WFOE, our wholly-owned PRC subsidiary. WFOE has entered into a series of contractual arrangements with (i) Xing Cui Can and our shareholders, and (ii) Horgos and our shareholders, which provide us the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance, and to receive substantially all the economic benefit of the VIEs. Any failure by the VIEs or their respective shareholders to perform their obligations under these contractual arrangements, and any failure by us to maintain control over the VIEs and direct their business activities would result in our inability to continue to consolidate our VIEs’ financial results of operations in our financial results of operations and would have a material adverse effect on our business.

On February 5, 2021, we sold the 51% ownership of Horgos Glary Wisdom Marketing Planning Co., Ltd (“Wisdom”) held by Horgos Glory Star Media Co., Ltd (“Horgos”) to Mr. Feng Zhao, who held 49% ownership of Wisdom. Upon the consummation of the sale of Wisdom, Horgos ceased to hold shares in Wisdom and Wisdom was no longer a majority controlled subsidiary of Horgos.

The following diagram illustrates our corporate structure as of December 31, 2021. Unless otherwise indicated, equity interests depicted in this diagram are held 100%. The relationships between WFOE and Xing Cui Can, and WFOE and Horgos as illustrated in this diagram are governed by the VIE Contracts and do not constitute equity ownership.

Glory Star New Media Group Holdings Limited (Cayman Islands)
Glory Star New Media Group HK Limited (Hong Kong)
Outside China
Inside China
Glory Star New Media (Beijing) Technology Co., Ltd.
Xing Cui Can International Media (Beijing) Co., Ltd. (1)
Horgos Glory Star Media Co., Ltd.
Glory Star Media (Beijing) Co., Ltd. (2)
Shenzhen Leshare Investment Co., Ltd (3)
Leshare Star (Beijing) Technology Co., Ltd. (4)
51%
Horgos Glary Prosperity Culture Co., Ltd (5)
Horgos Glary Prosperity Culture Co., Ltd. Beijing Branch
Equity interest
Contractual arrangements

(1) Holding company. No operations.

(2) Primarily involved in our online platform and apps as well as production of contents and advertisements.

(3) No operations.

(4) Primarily responsible for technical support and maintenance of our online platform and apps.

(5) Primarily responsible for back-end services and operations related to our TV contents.

Contractual Arrangements among WFOE, the VIEs and the VIEs Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Glory Star HK is a company registered in Hong Kong. WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIE’s based on the VIE Contracts. As a result of VIE Contracts, Glory Star HK exerts control over GSNM’s consolidated affiliated entities in the PRC and consolidates their operating results in our financial statements under U.S. GAAP. The following is a summary of the VIE Contracts that provide us provide us the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance, and to receive substantially all the economic benefit of the VIEs from our operations. .

Contracts that allow us to direct the activities of the VIEs

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

Transfers of Cash to and from Our VIEs

GS Holdings is a holding company with no operations of its own. We conduct our operations in China primarily through our VIEs and their subsidiaries in China. We may rely on dividends and distributions to be paid by our VIEs to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

GS Holdings (and Glory Star) is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Cayman Islands, Hong Kong and PRC through loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements. Glory Star New Media Group HK Limited (“GS HK”) is also permitted under the laws of Hong Kong to provide funding to Glory Stary through dividend distribution without restrictions on the amount of the funds.

As of the date of this annual report, Glory Star has transferred cash of approximately $10.0 million from the net proceeds from our underwritten public offering that we completed in February 2021, where an aggregate of 3,810,976 of our ordinary shares, together with warrants to purchase 3,810,976 of our ordinary shares, were offered and sold at a public offering price of $3.28 per share and associated warrant (the “Public Offering”) to the WFOE in the form of capital contributions. No cash has been transferred from the WFOE to the VIES, and the VIEs has not distributed any earnings or settled any amounts owed under the VIE Agreements.  If we, our subsidiaries and our VIEs plan to transfer more cash in the future, we expect such transfer to be through cash deposit or wire transfer.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Companies Islands Companies Act, and our memorandum and articles of association, as amended and restated from time to time, our board of directors has discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Glory Star to GS HK or from GS HK to Glory Star. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit WFOE to pay dividends to our Hong Kong subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, WFOE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. WFOE could further set aside a portion of its after-tax profits to fund a discretionary reserve, although the amount to be set aside, if any, is determined at the discretion of its shareholder. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if WFOE incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Contracts, we may be unable to pay dividends on our ordinary shares.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from Xing Cui Can and/or Horgos to WFOE, pursuant to VIE Contracts between them, and the distribution of such payments to GS HK as dividends from WFOE. Certain payments from Xing Cui Can and/or Horgos to WFOE are subject to PRC taxes, including enterprise income taxes, VAT and certain other taxes, as the case maybe. As of the date of this annual report, our PRC subsidiary  has not made any transfers or distributions.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, GS HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. GS HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to GS HK.

D. Property, Plants and Equipment

Our principal executive office is located at 22F, Xinhua Technology Building, No. 8 Tuofangying Road, Jiangtai, Chaoyang District, Beijing, People’s Republic of China, which has approximately 1,770 square meters of office space. As of December 31, 2021, we also rent an additional six (6) facilities primarily used for office space. We lease a total of 2,246 square meters of office space, including our principal executive office. We pay monthly rent of approximately $43,080 per month. We believe that our current offices are suitable and adequate to operate our business at this time. We do not own any real property.

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

Upon the close of the Business Combination, we acquired all of the issued and outstanding securities of Glory Star in exchange for approximately 46,204,025 of our ordinary shares, which includes 10,000,000 ordinary shares that were issued to the former shareholders of Glory Star because certain financial performance targets were attained for both the 2020 and 2019 fiscal years.

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

There can be no assurance that the market for NFTs will be developed and/or sustained, which may materially adversely affect our business operations.

The market for digital assets, including, without limitation, NFTs, is still nascent.  Accordingly, the market for NFTs may not develop, of if a market does develop, such value be maintained. If a market does not develop for NFTs, it may be difficult or impossible for us to develop and maintain a marketplace where our users can trade, purchase and sell their NFTs.  We may not be able to complete the development of our metaverse platform or an NFT marketplace. In addition, we may not successfully integrate an NFT marketplace into our metaverse platform, thus affecting our ability to develop and continue our new lines of businesses.

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

COVID-19 Affecting Our Results of Operations

In December 2019, COVID-19 started to spread in China, and then to other parts of the world in early 2020. The COVID-19 pandemic has resulted in quarantines, travel restrictions, and temporary closure of businesses and facilities in China and elsewhere.

In 2021, the global economy is on course for recovery despite the headwinds created by COVID-19 variants. With high vaccination rate nationwide and early policy support, travel restrictions and lockdowns inside China have been relaxed, and our businesses have gradually returned to normal. However, due to the rapid spread of new COVID-19 variants, the global economy is still under tremendous pressure and has triggered unprecedented policy changes in governments around the world, and the threat of new variants has increased uncertainty of overcoming the pandemic. We are closely monitoring the development of COVID-19 and continuously evaluate the potential impact on our industry and Company.

Although the COVID-19 outbreak has materially adversely affected the global economic, there was a high rapid growth in the online entertainment and online consumption due to the restrictions on outdoor activities. We have seen a rapid growth in its mobile and online operation during this period. As of our fiscal year ended December 31, 2021 as compared to the fiscal year ended December 31, 2020, the number of downloads of our CHEERS App has increased by 60%, MAUs has increased by 26%.

Our e-Mall has also experienced a rapid growth. As of December 31, 2021, the GMV of our e-Mall also increased by 210% as compared to the GMV of the fiscal year ended December 31, 2020.

We have confidence in our overall market positioning and strategy. With a strong and efficient execution, we believe that our operating net income will continue to increase and we will be able to provide more valuable content and products to our users and customers.

Results of Operations

Comparison of Operation Results for the Years Ended December  31, 2020 and 2021

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

(in U.S. dollars in thousands, except for percentages)
	For the years ended
	December 31,
	2020		2021		Change
	(Restated)
	$	%	$	%	$	%
Revenues	123,763	100.00	153,012	100.00	29,249	23.63
Operating expenses:
Cost of revenues	(38,481)	(31.09)	(34,944)	(22.84)	3,537	(9.19)
Selling and marketing	(43,827)	(35.41)	(77,520)	(50.66)	(33,693)	76.88
General and administrative	(10,095)	(8.16)	(3,341)	(2.18)	6,754	(66.90)
Research and development	(691)	(0.56)	(920)	(0.60)	(229)	33.14
Total operating expenses	(93,094)	(75.22)	(116,725)	(76.28)	(23,631)	25.38

Income from operations	30,669	24.78	36,287	23.72	5,618	18.32

Other (expenses) income:
Interest expense, net	(282)	(0.23)	(513)	(0.34)	(231)	81.91
Change in fair value of warrant liability	19,714	15.93	809	0.53	(18,905)	(95.90)
Other income, net	531	0.43	(255)	(0.17)	(786)	(148.02)
Total other (expenses) income	19,963	16.13	41	0.03	(19,922)	(99.79)
Income before income taxes	50,632	40.91	36,328	23.74	(14,304)	(28.25)
Income tax expense	(1,673)	(1.35)	(976)	(0.64)	697	(41.66)
Net income	48,959	39.56	35,352	23.10	(13,607)	(27.79)

Revenues

We primarily have four broad categories of revenues: advertising, copyright licensing, customized content production and CHEERS e-Mall market service.

Our revenues for the year ended December 31, 2021 increased by $29.2 million, or 23.6%, to $153.0 million compared to $123.8 million for the year ended December 31, 2020, which were mainly due to the increase in advertising revenue and CHEERS e-Mall marketplace service revenue.

The advertising revenue for the year ended December 31, 2021 was $132.9 million, representing an increase of $28.3 million, or 27.0%, as compared with that of the year ended December 31, 2020. The CHEERS e-Mall marketplace service revenue for the year ended December 31, 2021 was $6.8 million, representing an increase of $5.3 million, or 348.7%, as compared with that of the year ended December 31, 2020.

We distribute and promote our professionally-produced content on our CHEERS App and on a variety of online video platforms, mobile apps, IPTV and television channels, where we generate advertising revenues from traditional pre-video, in-video, and pop-up advertisements. We also generate revenues from soft product placements that are incorporated into our original video content, including our online short videos. In addition, our e-Mall suppliers and distributors have the option to enter into separate advertising agreements for displaying their products in our live streaming shows. Our increase in revenues during fiscal year of 2021 were driven by the following factors:

(1)	Due to the Company’s effort to enhance brand recognition and user traffic generation, we succeeded to increase our user base and, in turn, expanding our attractiveness to CHEERS e-Mall customers, consequently, leading to the high volume of business orders.

(2)	Advertisements on our CHEERS platform achieved much more exposure because of the numerously increasing active users, which lead the increased price of each piece of advertising. In addition, we have seen a rapid growth in advertising demand and advertising volume for advertisements on our CHEERS platform, online short videos and live streaming shows, which led to the increase in advertising service orders.

Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

Cost of revenues consists primarily of production cost of TV series, short stream video, live stream and network drama, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of our online game and shopping platform CHEERS App such as bandwidth cost and amortization of intangible assets. Our cost of revenues decreased by $3.5 million, or 9.2%, to $34.9 million for the year ended December 31, 2021 from $38.5 million for year ended December 31, 2020, mainly attributed by the decrease of content production costs and channel cost of our traditional media business. The decrease was partially offset by the increase of production cost of advertisements on our CHEERS platform, online short videos and live streaming shows in line with our increased advertising revenue on them.

Our sales and marketing expenses primarily consist of salaries and benefits of sales department, user acquisition expense, advertising fee, travelling expense and CHEERS e-Mall marketing expense. Our sales and marketing expenses increased by $33.7 million, or 76.9% to $77.5 million for the year ended December 31, 2021 from $43.8 million for the year ended December 31, 2020, mainly due to an increase in marketing and advertising fees to enhance the Company’s brand recognition and user traffic generation.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management and bad debt provision expense for accounts receivable and professional service fees. Our general and administrative expenses decreased by $6.8 million, or 66.9%, to $3.3 million for the year ended December 31, 2021 from $10.1 million for the year ended December 31, 2020. In 2020, we issued stock options to certain employees for their contribution to the business as well as to professional service providers for their efforts related to the SPAC business combination. We did not issue any options for the year ended 2021.

Our research and development expenses consist primarily of salaries and benefits for our research and development department. Research and development expenses for the years ended December 31, 2020 and 2021 were $0.7 million and $0.9 million, respectively.

Other income, net

Other income, net for the year ended December 31, 2020 was $20.0 million, which mainly presents our interest expense, change in fair value of warrant liability and net of our non-operating income. Other income, net for the year ended December 31, 2021 was $0.04 million, which primarily included the change in fair value of warrant liability in the amount of $0.8 million and partially offset by the interest expense and other expense in the amount of $0.76 million.

The change in fair value of warrant liability for the year ended December 31, 2021 represents a net remeasurement gain of $0.8 million for the private placement warrants. The private placement warrants were issued in connection with the initial public offering of TKK Symphony Acquisition Corporation (“TKK”) and recorded to our consolidated financial statements as a result of the Company’s merger with TKK and the reverse recapitalization that occurred on February 14, 2020. As of February 14, 2020, TKK had 13,000,000 of private placement warrants outstanding and there was no change to the number of outstanding private warrants through December 31, 2021. The fair value of the private warrants as of December 31, 2020 and December 31, 2021 was estimated to be $0.8 million and $0.02 million, respectively, by using the binomial option valuation model. The change in fair value as of December 31, 2021 as compared to that of December 31, 2020 amounted to $0.8 million, which was recognized in the consolidated statements of operations.

Income tax expense, net

Income tax expense for the year ended December 31, 2020 was net of $1.7 million, as compared to net of $1.0 million for the year ended December 31, 2021.

Net Income

As a result of the foregoing, we had a net income of $35.3 million (including the revaluation gain of warrant liability related to private warrants) in 2021, as compared to a net income of $49.0 million (including the revaluation gain of warrant liability related to private warrants) in 2020.

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

	For the Years Ended December 31,
	2020	2021
	(in thousands of U.S. dollars)
Net revenues:
Cheers APP Internet Business	$83,573	$135,263
Traditional Media Business	40,190	17,749
Total segment net revenues	$123,763	$153,012
Total consolidated net revenues	$123,763	$153,012
Operating income：
Cheers APP Internet Business	$24,343	$32,081
Traditional Media Business	11,707	4,210
Total segment operating income	$36,050	$36,291
Unallocated item*	(5,381)	(4)
Total consolidated operating income	$30,669	$36,287

*	The unallocated item for the year ended December 31, 2020 and 2021 presents the share-based compensation for employees, which is not allocated to segments.

Comparison of Operation Results for the Years Ended December  31, 2019 and 2020

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

(in U.S. dollars in thousands, except for percentages)
	For the years ended
	December 31,
	2019		2020		Change
			(Restated)
	$	%	$	%	$	%
Revenues	65,777	100.00	123,763	100.00	57,986	88.16
Operating expenses:
Cost of revenues	(31,901)	(48.50)	(38,481)	(31.09)	6,580	20.63
Selling and marketing	(3,154)	(4.79)	(43,827)	(35.41)	40,673	1,289.57
General and administrative	(3,134)	(4.76)	(10,095)	(8.16)	6,961	222.11
Research and development	(749)	(1.14)	(691)	(0.56)	(58)	(7.74)
Total operating expenses	(38,938)	(59.20)	(93,094)	(75.22)	54,156	139.08

Income from operations	26,839	40.80	30,669	24.78	3,830	14.27

Other (expenses) income:
Interest expense, net	(295)	(0.45)	(282)	(0.23)	13	(4.41)
Change in fair value of warrant liability	-	-	19,714	15.93	19,714	NM
Other income, net	50	0.08	531	0.43	481	962.00
Total other (expenses) income	(245)	(0.37)	19,963	16.13	20,208	(8,248.16)
Income before income taxes	26,594	40.43	50,632	40.91	24,038	90.39
Income tax expense	(191)	(0.29)	(1,673)	(1.35)	(1,482)	775.92
Net income	26,403	40.14	48,959	39.56	22,556	85.43

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

B. Liquidity and Capital Resources

As of December 31, 2019, 2020, and 2021, our principal sources of liquidity were cash and cash equivalents of approximately $6.9 million, $17.7 million and $77.3 million, respectively. Working capital at December 31, 2021 was $119.0 million. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantially all of our cash and cash equivalents as of December 31, 2021 were held in China, of which all are denominated in Renminbi (RMB). In addition, we are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and VIEs in China. As a result, our ability to pay dividends, if any, depends upon dividends paid by our wholly-owned subsidiaries. We do not anticipate to pay any dividends in the future as any net income earned will be reinvested in the Company. In addition, our WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our WFOE to business development and do not plan to request dividend distributions from the WFOE.

If we experience an adverse operating environment or incurred anticipated capital expenditure requirement, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that the additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale or additional securities. Any financing, which involves the sale of equity securities or instruments that are convertible into equity securities, could result in immediate and possibly significant dilutions to our existing shareholders.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	Years Ended December 31,
	2019	2020	2021
	(in thousands of U.S. dollars)
Net cash provided by operating activities	26,092	8,741	46,455
Net cash used in investing activities	(15,318)	(4,418)	(1,051)
Net cash (used in) provided by financing activities	(6,224)	5,381	13,286
Effect of exchange rate changes	(68)	1,108	881
Net increase in cash, cash equivalents and restricted cash	4,482	10,812	59,571

We primarily fund our operations from our net revenues and bank loans. During the years ended December 31, 2019 and 2020, our account receivables have increased and we have had to supplement our cash flow. During the year ended December 31, 2021, our account receivables have decreased. We intend to continue focusing on timelier collections of account receivable which should enhance our cash flows. We anticipate that the major capital expenditure in the near future is for the further enhancement of our CHEERS App. To enhance its proposed growth, we anticipate raising capital through the issuance of equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Net cash provided by operating activities was $46.5 million for the year ended December 31, 2021. This consisted primarily of net income of $35.4 million, and an increase in accounts payable of $4.8 million, a decrease in accounts receivable in the amount of $19.9 million, mainly due to the cash receipt of customers; partially offset by a decrease of accrued liabilities and other payables in the amount of $9.2 million, as well as the increase of prepayment of $10.7 million that was mainly due to the increase of prepayments for suppliers and the prepayment for software development.

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

Net cash used in investing activities was $1.1 million for the year ended December 31, 2021, which was primarily derived from the $2.7 million payments for the acquisition of intangible assets, and partially offset by the return on short term investment of $1.8 million.

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

Net cash provided by financing activities was $13.3 million for the year ended December 31, 2021, consisted of proceeds from equity finance of $15.3 million and the withdraw of bank loans of $5.1 million; partially offset by the payment of bank loans and loan origination fees in the amount of $6.9 million.

Please refer to “Notes to Consolidated Financial Statements—Note 9. Bank Loans” for the details of loan terms and interest rates.

C. Research and development

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We compete aggressively for engineering talent and work closely with top IT firms through outsourcing to address challenges such as AI recommended search engine, block chain scoring e-mall, network games battle platform, data warehouse, social networking E-commence V3.0, video media warehouse. In 2019, 2020 and 2021, our research and development expenditures were $0.7 million, $0.7 million and $0.9 million, respectively. In addition, intangible asset increased by $2.8 million from $15.2 million as of December 31, 2019 to $18.0 million as of December 31, 2020, as compared to an increase of $3.2 million to $21.2 million as of December 31, 2021, as a result of the capitalization of research and development expenditures. We plan to continue investing in and improving our CHEERS App to further increase user friendliness, functionality and efficiency.

D. Trend information

See “—A. Operating Results” of this Item 5 and “Item 3.D. Key Information—Risk Factors” of this annual report.

E. Critical Accounting Estimates

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

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the years ended December 31, 2019, 2020 and 2021, $17.2 million, $16.0 million and $7.4 million were amortized to the cost of sales, respectively, and as of December 31, 2020 and 2021, no impairment allowance was recorded.

Impairment of long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2019, 2020 and 2021.

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

The following table identifies the disaggregation of our revenue for the years ended December 31, 2019, 2020 and 2021, respectively:

	For the years ended December 31,
	2019	2020	2021
	(In U.S. dollars in thousands)

Category of Revenue:
Advertising revenue	$48,391	$104,664	$132,918
Customized content production revenue	9,098	10,200	5,326
Copyrights revenue	7,369	6,883	7,478
CHEERS e-Mall marketplace service revenue	670	1,517	6,807
Other revenue	249	499	483
Total	$65,777	$123,763	$153,012

Timing of Revenue Recognition:
Services transferred over time	$64,858	$121,747	$145,722
Services transferred at a point in time	670	1,517	6,807
Goods transferred at a point in time	249	499	483
Total	$65,777	$123,763	$153,012

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

Share-based compensation

The Company periodically grants restricted ordinary shares to eligible employees and non-employee consultants. The Group accounts for share-based awards issued to employees and non-employee consultants in accordance with ASC Topic 718 Compensation – Stock Compensation. The share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using the straight-line method over the requisite service period, which is the vesting period.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2019, 2020 and 2021.

The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,685). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. As of December 31, 2021, the tax years ended December 31, 2018 through December 31, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022 and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance effective January 1, 2021, but the adoption of this guidance doesn’t have a material impact on the consolidated financial statements.

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

Name	Age	Position
Bing Zhang	54	Director (Chairman) and Chief Executive Officer
Jia Lu	41	Director and Senior Vice President of Glory Star Media (Beijing) Co., Ltd.
Ke Chen	43	Independent Director
Ming Shu Leung	46	Independent Director
Yong Li	52	Independent Director
Perry Lu	39	Chief Financial Officer
Ran Zhang	41	Director, Vice President (in charge of distribution/channels/publicity/chief editor’s office), and Supervisor of Glory Star Media (Beijing) Co., Ltd.

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

Mr. Ming Shu Leung became our independent director in February 2020. Mr. Leung founded internet private equity fund Harmony Capital as the founding partner on January 2018. Mr. Leung has been the company secretary of China ITS (Holdings) Co., Ltd. (中國智能交通系統(控股)有限公司) (a company listed on the Hong Kong Stock Exchange, with stock code: 1900) since January 2008 and the chief financial officer of this company from January 2008 to January 2018. He has also been an independent non-executive director of Comtec Solar Systems Group Limited (卡姆丹克太陽能系統集團有限 公司) (a company listed on the Hong Kong Stock Exchange, with stock code: 712) from June 2008 to February 2021, an independent non-executive director of Sun.King Power Electronics Group Limited (a company listed on the Hong Kong Stock Exchange, with stock code: 580) since March 2017, and an independent non-executive director of Cabbeen Fashion Limited (卡賓服飾有限公司) (a company listed on the Hong Kong Stock Exchange, with stock code: 2030) since February 2013. Mr. Leung has been an independent non-executive director of Renrui Human Resources Technology Holdings Limited (a company listed on the Hong Kong Stock Exchange, with stock code: 6919) since December 2019. Mr. Leung has over 15 years of experience in the areas of corporate finance and accounting. Mr. Leung started his professional career at PricewaterhouseCoopers in Hong Kong as an auditor in 1998, where he was responsible for performing statutory audit work on listed companies in Hong Kong. He then worked at the global corporate finance division of Arthur Andersen & Co. in Hong Kong, which subsequently merged with PricewaterhouseCoopers, until December 2000, where he was responsible for conducting financial advisory services for government bodies and corporate clients. Mr. Leung then spent approximately three years from February 2003 to January 2006 at CDC Corporation, a NASDAQ listed company, as a senior manager in the mergers and acquisitions department, and as the chief financial officer of China.com Inc. (a company listed on the Hong Kong Stock Exchange, where he was responsible for overseeing the entire finance operations, mergers & acquisitions, investors relationship, and other capital market activities of that company.Mr. Leung obtained his bachelor degree in arts with first class honors in accountancy from the City University of Hong Kong in November 1998 and a master degree in accountancy from the Chinese University of Hong Kong in November 2001. He was admitted as a fellow member of the Association of Chartered Certified Accountants in February 2007 and a fellow member of the Hong Kong Institute of Certified Public Accountants in June 2010.

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

Mr. Perry Lu became our Chief Financial Officer in August 2020. Mr. Lu has extensive financial management experience and is a capital market veteran. Prior to the appointment as our chief financial officer, Mr. Lu served as our finance director since April 2020. Prior to joining us, from May 2018 to April 2020 he served as a head of general ledger &finance reporting in Spruce (Meicai.cn), a leading online grocery platform in China where he helped to build and improve the internal control system, corporate governance system and quality of finance reporting. From July 2017 to May 2018, Mr. Lu served as a senior M&A manager in a Chinese listed company named Visual China Group (000681) where he participated in strategic planning and led many capital projects, such as overseas acquisition, business reorganization, subsidiary spin off, IPO readiness preparation, improved operation efficiency and increased company valuation. From October 2015 to January 2017, Mr. Lu served as a senior finance reporting manager in a US listed company named Fang Holdings Limited (NYSE: SFUN) where he was in charge of US finance reporting, capital market disclosure, investor relationship and company image promotion. From October 2012 to October 2015, Mr. Lu worked for RuiHua certified public accountants, Lenovo Group (00992) from January 2011 to October 2012, Ernst and Young UK from September 2007 to September 2008 and again from September 2009 to August 2010. Mr. Lu received a bachelor’s degree in Accounting from the University of Liverpool, and a master’s degree in Accounting and Finance from the Manchester Metropolitan University.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

In 2021, we paid an aggregate of $286,374 in cash to our executive officers, We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Equity Compensation Plan Information

On February 14, 2020, our board of directors approved our 2019 Equity Incentive Plan (“2019 Plan”), which was approved by our shareholders on December 23, 2019. The 2019 Plan allows for the award of stock and options, up to 3,732,590 ordinary shares. No awards were granted to our executive officers and employees during the fiscal year ended December 31, 2021. Please see “Item 6. Directors, Senior Management And Employees—B. Compensation” for grant of shares to our executive officers. No options have been granted under the 2019 Plan.

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

There were no performance based cash bonuses paid for years ended December 31, 2021 and 2020. For the year ended December 31, 2021, no awards were granted to our executive officers under the 2019 Plan.

C. Board Practices

Board of Directors

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office for Class I directors, consisting of Messrs. Jia Lu and Ming Shu Leung, will expire at the 2023 annual meeting. The term of office of the Class II directors, consisting of Messrs. Yong Li and Bing Zhang will expire at the 2024 annual meeting and the term of office of the Class III directors, consisting of Mr. Ke Chen will expire at the 2022 annual meeting. Messrs. Li and Zhang were re-elected as Class II directors of the Company during our 2021 Annual General Meeting, which was held on December 18, 2021.

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

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our Audit Committee Charter, Nominating Committee Charter and Compensation Committee Charter with the SEC and have made it available on our website at http://ir.gsmg.co. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. Requests for a copy of the Code of Ethics may be made by writing to the Company at Glory Star New Media Group Holdings Limited, 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China.

D. Employees

As of December 31, 2021, we had approximately 162 full-time employees. The table below sets forth a breakdown of the numbers of employees by functions as of December 31, 2021:

Department	Headcount	Percentage of Total
Human Resource and General Management Department	10	6.2%
Financial Management Department	11	6.8%
Business Development and Securities Department	3	1.9%
Public and Investor Relations Department	4	2.5%
Information Technology and Research Department	13	8.0%
Integrated Content Marketing Department	35	21.6%
CHEERS Platform and e-Mall Department	86	53.1%
Total	162	100.00%

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 68,122,402 Ordinary Shares outstanding as of February 28, 2022.

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

	Ordinary Shares Beneficially Owned
Name and Address(1)	Number	Percent
Bing Zhang(2)	19,712,863	28.9%
Jia Lu(3)	6,784,116	10.0%
Ran Zhang(4)	1,858,161	2.7%
Ke Chen	2,000	* %
Ming Shu Leung	2,000	* %
Yong Li	2,000	* %
Perry Lu	30,000	* %
All directors and executive officers as a group (seven individuals):	28,391,140	41.7%

Happy Starlight Limited(2)	18,952,863	27.8%
Enjoy Starlight Limited(3)	6,554,116	9.6%
Fashion Starlight Limited(4)	1,848,161	2.7%
Shah Capital Management(5)	6,950,000	10.2%
Shah Capital Opportunity Fund LP(5)	6,950,000	10.2%
Himanshu H. Shah(5)	6,950,000	10.2%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is 22nd Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying Road, Chaoyang District, Beijing, China.

(2)	Mr. Bing Zhang is the chairman and chief executive officer of Glory Star. Mr. Zhang is sole shareholder and director of Happy Starlight Limited, which holds 27.8% of our ordinary shares.

(3)	Mr. Jia Lu is the director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Mr. Lu is the sole shareholder and a director of Enjoy Starlight Limited, which holds 9.6% of our ordinary shares.

(4)	Ms. Ran Zhang is the director and Supervisor of Glory Star Media (Beijing) Co., Ltd., the director of Horgos Glory Star Media Co., Ltd., vice president (in charge of distribution/channels/publicity/chief editor’s office) of Glory Star Media (Beijing) Co., Ltd, and the supervisor of Xing Cui Can and Leshare Star (Beijing) Technology Co., Ltd. Ms. Zhang is the sole shareholder and a director of Fashion Starlight Limited, which holds 2.7% of our ordinary shares.

(5)	Based on the statement of acquisition of beneficial ownership on Schedule 13G/A filed on January 14, 2022. Mr. Himanshu H. Shah is the President and Chief Investment Officer of Shah Capital Management, Inc., which serves as the investment adviser to Shah Capital Opportunity Fund LP, of which Mr. Shah is also its managing member. Consequently, Mr. Shah may be deemed the beneficial owner of the shares held by Shah Capital Opportunity Fund LP and has shared voting and dispositive control over such securities. The business address is 8601 Six Forks Road, Ste. 630, Raleigh, NC 27615.

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

For a description of certain relationships with related parties, see “Item 4. Information on the Company—A. History and Development of the Company.”

As of December 31, 2020, and 2021, amounts due to related parties consisted of the following:

	December 31, 2020	December 31, 2021
	(in thousands of U.S. Dollars)
Mr.Wang Jian (1)	230	-
TKK Symphony Sponsor 1	500	500
	$730	$500

(1)	Legal representative, Director, and General Manager of Glary Prosperity

The balances of $730,000 and $500,000 as of December 31, 2020 and 2021, respectively, were borrowed from related parties for the Company’s working capital needs. The balances are short-term in nature, non-interest bearing, unsecured and repayable on demand. On February 16, 2022, the $500,000 due to TKK Symphony Sponsor 1 has been repaid in full.

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

C. Material Contracts

On February 22, 2021, we entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities, LLC (“Univest”), as the representative of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which we agreed to issue and sell (i) 3,810,976 of our ordinary shares (“Offered Shares”), par value of $0.0001 per share (the “Ordinary Shares”) and (ii) warrants (the “Warrants”) to purchase an aggregate of 3,810,976 Ordinary Shares (the “Warrant Shares”) in an underwritten public offering (the “ Public Offering”). In addition, we granted the Underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 571,646 Ordinary Shares (the “Option Shares”) and Warrants to purchase up to 571,646 Ordinary Shares at the public offering price, less underwriting discounts and commissions. On February 24, 2021, we completed the Public Offering at a public offering price of $3.28 per share and associated warrant. After deducting underwriting discounts and commissions and other estimated offering expenses, the net proceeds of the Public Offering were approximately $11.3 million. Univest Securities, LLC was the sole book-running manager for the offering.

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

On August 25, 2021, we entered into a subscription agreement (the “Subscription Agreement”) with one institutional investor pursuant to which the Company agreed to sell up to a total of 2,857,142 ordinary shares (“Ordinary Shares”) and warrants to purchase up to 2,857,142 Ordinary Shares for total gross proceeds of up to approximately $10,000,000. Each Ordinary Share sold in the offering will be accompanied by a warrant (“Warrant”) exercisable to purchase one Ordinary Share at an exercise price of $4.40 per share. Each Ordinary Share and accompanying Warrant are being sold at a fixed combined purchase price of $3.50. Each Warrant will be exercisable immediately, and will expire on the first anniversary of the date of issuance. The purchase of the Ordinary Shares and Warrants will occur in tranches at the election of the investor, provided, however, that a minimum of $1,000,000 in Ordinary Shares and Warrants must be purchase for each tranche. The investor must purchase all $10,000,000 in Ordinary Shares and Warrants by September 30, 2021. Pursuant to the Subscription Agreement, on August 30, 2021, the investor purchased $2,000,000 in Ordinary Shares and Warrants for the first tranche representing 571,428 Ordinary Shares and Warrants to purchase 571,428 Ordinary Shares. However, as of September 30, 2021, the investor has not elected to purchase the remaining Ordinary Shares and Warrants under the Subscription Agreement.

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

Material United States Federal Income Tax Considerations

The summary below does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a bank;

●	a financial institution;

●	an insurance company;

●	a regulated investment company;

●	a real estate investment trust;

●	a dealer in securities or currencies;

●	a person that has elected the mark-to-market method of accounting for your securities;

●	a U.S. expatriate or former long-term resident of the U.S.;

●	a government or agency or instrumentality thereof;

●	a tax-exempt organization;

●	a person liable for alternative minimum tax;

●	a person holding our ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a person who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	a partnership or other pass-through entity for United States federal income tax purposes;

●	a person whose “functional currency” is not the U.S. dollar; or

●	a person required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement.

The summary below does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not materially address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares as of the date of this annual report. The discussion set forth below is applicable only to United States Holders (“U.S. Holder(s)”) that hold ordinary shares as capital assets. As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share that is for United States federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons has or have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date of this annual report, and the relevant authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisors.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions on the ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. The following discussion assumes that all dividends will be paid in U.S. dollars.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ordinary shares (which are listed on the Nasdaq Capital Market) are readily tradable on an established securities market in the United States. Thus, we believe that any dividends we pay on our ordinary shares will be eligible for these reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the EIT Law, although no assurance can be given, we might be eligible for the benefits of the income tax treaty between the United States and the PRC, which is hereinafter referred to as the Treaty, and if we were eligible for such benefits, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation. See “People’s Republic of China Taxation” above. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year. See “Passive Foreign Investment Company” below.

In the event that we were deemed to be a PRC resident enterprise under the EIT Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares. See “People’s Republic of China Taxation” above. In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends would be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, in certain circumstances, if you have held the ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or you are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares. If you are eligible for Treaty benefits, any PRC taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange, as described under “Taxation of Capital Gains and Dispositions of Ordinary Shares” below. Consequently, any distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any PRC withholding tax imposed on those distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Distributions of ordinary shares or rights to subscribe for ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Consequently, these distributions generally will not give rise to foreign source income, and you generally will not be able to use the foreign tax credit arising from any PRC withholding tax imposed on the distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Taxation of Capital Gains and Dispositions of Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of ordinary shares in an amount equal to the difference between the amount realized for the ordinary shares (including any amounts withheld to reflect PRC withholding taxes) and your tax basis in the ordinary shares. Subject to the discussion under “Passive Foreign Investment Company” below, this gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat this gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ordinary shares unless the credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty. Because the determination of whether you qualify for the benefits of the Treaty is fact-intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisor regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

Passive Foreign Investment Company (“PFIC”)

Based on the projected composition of our income and assets and the valuation of our assets, we do not expect to be a PFIC for our current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income; or

●	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although we do not expect to be a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which you hold our ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ordinary shares and you do not make a timely mark-to-market election (as discussed below), you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge of ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each relevant year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisors about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ordinary shares, provided such ordinary shares are treated as “marketable stock.” The ordinary shares generally will be treated as marketable stock if the ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to U.S. Holders of ordinary shares since they are listed on the Nasdaq Capital Market, which constitutes a qualified exchange.

If you make an effective mark-to-market election, for each year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each relevant year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC: (i) any gain you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service, or the IRS, consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), you will generally continue to be subject to the special tax rules discussed above with respect your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year. You will generally be required to file IRS Form 8621 if you hold our ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to these payments if you fail to provide a taxpayer identification number or certification of exempt status or, in the case of dividend payments, if you fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1, as amended (File Numbers 333-226423 and 333-256688), Form S-8 (File Number 333-237788) and Form F-3 (File Number 333-248554).

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

Concentration Risk

Our sales are made to customers that are located primarily in China. For the years ended December 31, 2019, 2020 and 2021, one major customer accounted for 15%, 14% and 20% of the Company’s total revenue, respectively.

The top five customers accounted for 70% of net accounts receivable as of December 31, 2020, with each customer representing 18%, 14%, 13%, 13% and 12% of the net accounts receivable balance, respectively. As of December 31, 2021, the top five customers accounted for 80% of net accounts receivable, with each customer representing 24%, 21%, 20%, 9% and 7% of the net accounts receivable balance.

As of December 31, 2020 and 2021, one major supplier accounted for 37% and 53% of accounts payable, respectively.

Risks related to our VIE structure

Uncertainties in the PRC legal system could limit the our ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the agreements constituting the VIE Contracts;

●	revoke the business and operating licenses of our PRC subsidiary and VIE;

●	require us to discontinue or restrict operations related to value-added telecommunications services business and certain other businesses;

●	restrict our right to collect revenue generated from value-added telecommunications services business and certain other businesses;

●	restrict or prohibit our use of the proceeds from overseas offering to finance Horgos and Xing Cui Can’s business and operations;

●	levy fines on us and/or confiscate the proceeds that they deem to have been obtained through noncompliant operations;

●	impose additional conditions or requirements with which our PRC subsidiary and VIE may not be able to comply;

●	require us or our PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	take other regulatory or enforcement actions that could be harmful to our business.

Our ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, we may not be able to consolidate our VIE in our consolidated financial statements as we may lose the ability to direct the activities of the VIEs and their subsidiaries that most significantly affect the VIEs’ economic performance and we may lose the ability to receive economic benefits from our VIEs.

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

In September 2020, we filed a registration statement on Form F-3 (File Number 333-248554), which was declared effective on September 14, 2020, to offer ordinary shares, preferred shares, debt securities, warrants, units consisting of ordinary shares, preferred shares, debt securities or warrants, or any other combination of these securities at an aggregate offering price of up to $130,000,000. We intend to use the net proceeds from such offerings in the manner as disclosed in our registration statement on Form F-3 (File Number 333-248554).

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

In June 2021, we filed a registration statement on Form F-1, as amended (File Number 333-256688), which was declared effective on June 21, 2021, relating to the resale of an aggregate of 56,810,652 ordinary shares by the selling shareholders identified therein. The selling shareholders acquired the registrable securities offered in connection with our Initial Public Offering and the Business Combination contemplated by the Share Exchange Agreement. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares. All proceeds from the sale of the ordinary shares will be paid directly to the selling shareholders.

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

The Company intends to use the net proceeds from the Public Offering primarily for working capital and other general corporate purposes. As of the date of this report, approximately $10.0 million of net offering proceeds to us from the Public Offering was used for working capital to prepay for our marketing and user acquisition activities and general corporate purposes. We still intend to use the remainder of the proceeds from the Public Offering as disclosed in the F-3 Registration Statement. The payments were not (i) direct or indirect payments to directors, officers, general partners of the issuer or their associates; to persons owning 10% or more of any class of the issuer’s equity securities; and to affiliates of the issuer; or (ii) direct or indirect payments to others. As of December 31, 2021, there has been no change in the use of net proceeds from the Public Offering.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weakness described below, as of December 31, 2021, our disclosure controls and procedures were not effective. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2021, we identified a material weaknesses related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, a material weakness described above was identified in our internal control over financial reporting as of December 31, 2021. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Item 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our Audit Committee Charter, Nominating Committee Charter and Compensation Committee Charter with the SEC and have made it available on our website at http://ir.gsmg.co. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. Requests for a copy of the Code of Ethics may be made by writing to the Company at Glory Star New Media Group Holdings Limited, 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended December 31,
	2020	2021
	(in thousands of U.S. Dollars)
Audit Fees(1)	$523	$330
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$523	$330

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our Business Combination in 2020, as well as the issuance of consent letter for S-8 and F-3 filing with SEC and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Assentsure PAC, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective August 9, 2021, we dismissed our former auditors Friedman LLP (“Friedman”) and appointed Assentsure PAC as the successor auditor. In connection therewith, we provided that during the fiscal years ended December 31, 2019 and 2020 and through the subsequent interim period on or prior to the resignation of Friedman: (a) there were no disagreements between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Glory Star New Media Group Holdings Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the Commission on February 21, 2020)
1.2	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the Commission on February 21, 2020).
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
2.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Form S-1/A, filed with the Commission on August 6, 2018)
2.3	Warrant Agreement, dated August 15, 2018 by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Form 8-K, filed with the Commission on August 21, 2018)
4.1	Promissory Note, dated March 31, 2018 (incorporated by reference to Exhibit 10.7 to the Company’s Form S-1, filed with the Commission on July 30, 2018)
4.2	Offer To Purchase for Cash by TKK Symphony Acquisition Corporation (incorporation by reference to Exhibit 99.1.(a)(1)(D) to Schedule TO, as amended, filed with the Commission on February 19, 2020)
4.3	Registration Rights Agreement, dated August 15, 2018, by and among the Company, Symphony and the holders party thereto (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on August 21, 2018)
4.4	Share Escrow Agreement, dated August 15, 2018, by and among the Company, the holders party thereto and Continental Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to Form 8-K, filed with the Commission on August 21, 2018)
4.5	Securities Subscription Agreement, dated March 31, 2018, by and between the Registrant and TKK Symphony Sponsor 1 (incorporated by reference to Exhibit 10.5 to the Company’s Form S-1, filed with the Commission on July 30, 2018)
4.6	Warrant Subscription Agreement, dated August 15, 2018, by and between the Company and Giant Fortune International Limited (incorporated by reference to Exhibit 10.4 to Form 8-K, filed with the Commission on August 21, 2018)
4.7	Letter Agreement, dated August 15, 2018, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.5 to Form 8-K, filed with the Commission on August 21, 2018)
4.8	Letter Agreement, dated August 15, 2018, by and between the Company and TKK Capital Holding (incorporated by reference to Exhibit 10.6 to Form 8-K, filed with the Commission on August 21, 2018)
4.9	Letter Agreement, dated August 15, 2018, by and among the Company, Sing Wang, Ian Lee, Ronald Issen, Joanne Ng, James Hemowitz, Stephen Markschied, Zhe Zhang, Huang Po Wan and Tham Kit Wan (incorporated by reference to Exhibit 10.7 to Form 8-K, filed with the Commission on August 21, 2018)
4.10	Share Exchange Agreement, dated as of September 6, 2019 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with Commission on September 12, 2019)
4.11	Registration Rights Agreement dated as of September 6, 2019 (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the Commission on September 12, 2019)
4.12	Form of Lock-Up Agreement dated September 6, 2019 (incorporated by reference to Exhibit 10.3 to Form 8-K filed with the Commission on September 12, 2019)
4.13	Form of Non-Competition Agreement dated September 6, 2019 (incorporated by reference to Exhibit 10.4 to Form 8-K filed with the Commission on September 12, 2019)
4.14	Business Combination Marketing Agreement Fee Amendment, dated February 14, 2020, with EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.6 to Form 8-K, filed with the Commission on February 21, 2020)

4.15	Promissory Note, dated February 14, 2020, with EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.7 to Form 8-K, filed with the Commission on February 21, 2020).
4.16	Amended and Restated Promissory Note, dated February 14, 2020, with TKK Symphony Sponsor 1 incorporated by reference to Exhibit 4.16 to the Form 20-F, filed with the Commission on March 29, 2021)
4.17	Amended and Restated Promissory Note, dated February 14, 2020, with TKK Symphony Sponsor 1 (incorporated by reference to Exhibit 10.8 to Form 8-K, filed with the Commission on February 21, 2020)
4.18	Technical Service Contract, dated January 2019, by and between Leshare Star (Beijing) Technology Co., Ltd. and Beijing Xiaomi [Little Bee] Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 to Form 8-K, filed with the Commission on February 21, 2020)
4.19	Annual Framework Contract for Video Production, dated October 31, 2019, by and between Guangxi JD Xinjie E-commerce Co., Ltd. and Leshare Star (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 to Form 8-K, filed with the Commission on February 21, 2020)
4.20	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 to Form S-1/A, filed with the Commission on August 6, 2018)
4.21	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to Form 10-K, filed with the Commission on March 31, 2020)
4.22	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on March 17, 2020)
4.23	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on March 17, 2020)
4.24	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to Form 10-K, filed with the Commission on March 31, 2020)
4.25	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on April 23, 2020)
4.26	Form of Restricted Stock Bonus Grant Notice and Agreement under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on June 1, 2020)

4.27	Amendment No. 1 to the Glory Star New Media Group Holdings Limited 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on June 1, 2020)
4.28	Amendment to the Share Exchange Agreement, dated December 29, 2020 (incorporated by reference to Exhibit 99.1 to Form 6-K, filed with the Commission on December 30, 2020)
4.29	Underwriting Agreement dated February 22, 2021, by and between Glory Star New Media Group Holdings Limited and Univest Securities LLC, as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to Form 6-K filed with the Commission on February 23, 2021)
4.30	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on February 23, 2021)
4.31	Form of Underwriter Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on February 23, 2021)
4.32	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on August 26, 2021)
4.33	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the Commission on August 26, 2021)
8.1	Subsidiaries*
11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
12.1	Certifications of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act.*
12.2	Certifications of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.*
13.1	Certifications of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act.**
13.2	Certifications of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.**
15.1	Consent of Assentsure PAC*
15.2	Consent of Friedman LLP*
15.3	Consent of Jingtian & Gongcheng*
101.INS	Inline XBRL Instance Document (*)
101.SCH	Inline XBRL Taxonomy Extension Schema (*)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (*)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (*)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (*)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (*)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (*)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer
Date: March 8, 2022

Assentsure PAC UEN – 201816648N 80 South Bridge Road #06-02 Golden Castle Building Singapore 058710 http://www.assentsure.com.sg

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Glory Star New Media Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Glory Star New Media Group Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2021, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Assentsure PAC.

We have served as the Company’s auditor since 2021

Singapore, Singapore

March 8, 2022

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

/s/ Friedman LLP

We served as the Company’s auditor since 2020 through 2021.

New York, New York

March 29, 2021, except for Notes 1 and 15, as to which the date is May 28, 2021

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	December 31, 2020	December 31, 2021
	(Restated)

Assets
Current assets:
Cash and cash equivalents	$17,731	$77,302
Short-term investments	1,732	-
Accounts receivable, net	81,110	63,135
Prepayment and other current assets	2,544	13,103
Total current assets	103,117	153,540
Property, plant and equipment, net	251	242
Intangible assets, net	15,632	16,718
Deferred tax assets	760	56
Unamortized produced content, net	1,300	1,874
Right-of-use assets	1,689	1,298
Prepayment and other non-current assets, net	20,647	21,445
Total non-current assets	40,279	41,633
TOTAL ASSETS	$143,396	$195,173

Liabilities and Equity
Current liabilities:
Short-term bank loans	$5,160	$4,998
Accounts payable	7,887	12,878
Advances from customers	609	536
Accrued liabilities and other payables	11,291	2,251
Other taxes payable	7,894	13,104
Lease liabilities current	385	291
Due to related parties	730	500
Convertible promissory note - related party	1,400	-
Total current liabilities	35,356	34,558
Long-term bank loan	1,374	-
Lease liabilities non-current	1,386	1,127
Warrant liability	833	24
Total non-current liabilities	3,593	1,151
TOTAL LIABILITIES	$38,949	$35,709

Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of December 31, 2020 and December 31,2021; 57,886,352 and 68,122,402 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively)	$6	$7
Additional paid-in capital	9,159	25,629
Statutory reserve	648	1,224
Retained earnings	89,271	123,982
Accumulated other comprehensive income	4,892	8,069
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	103,976	158,911
Non-controlling interest	471	553
TOTAL EQUITY	104,447	159,464

TOTAL LIABILITIES AND EQUITY	$143,396	$195,173

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2019	2020	2021
		(Restated)
Revenues	$65,777	$123,763	$153,012

Operating expenses:
Cost of revenues	(31,901)	(38,481)	(34,944)
Selling and marketing	(3,154)	(43,827)	(77,520)
General and administrative	(3,134)	(10,095)	(3,341)
Research and development	(749)	(691)	(920)
Total operating expenses	(38,938)	(93,094)	(116,725)

Income from operations	26,839	30,669	36,287

Other (expenses) income:
Interest expense, net	(295)	(282)	(513)
Change in fair value of warrant liability	-	19,714	809
Other income(expense), net	50	531	(255)
Total other (expenses) income	(245)	19,963	41

Income before income tax	26,594	50,632	36,328
Income tax expense	(191)	(1,673)	(976)
Net income	26,403	48,959	35,352
Less: net gain (loss) attributable to non-controlling interest	80	(31)	65
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$26,323	$48,990	$35,287

Other comprehensive (loss) income
Unrealized foreign currency translation (loss) gain	(974)	6,495	2,945
Comprehensive income	25,429	55,454	38,297
Less: comprehensive gain (loss) attributable to non-controlling interests	74	(4)	119
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$25,355	$55,458	$38,178

Earnings per ordinary share
Basic	$0.64	$0.91	$0.54

Weighted average shares used in calculating earnings per ordinary share
Basic	41,204,025	53,844,237	65,381,186

Earnings per ordinary share
Dilutive	$0.57	$0.83	$0.54

Weighted average shares used in calculating earnings per ordinary share
Dilutive	46,484,025	59,126,237	65,381,186

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional paid-in	Retain	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	earnings	reserve	(loss) gain	equity	interests	Equity
Balance as of December 31, 2018	41,204,025	$4	$574	$23,840	$418	$(608)	$24,228	$401	$24,629
Capital contribution from a shareholder	-	-	2,973	-	-	-	2,973	-	2,973
Appropriation to statutory reserve	-	-	-	(13)	13	-	-	-	-
Accretion of mezzanine equity	-	-	-	(603)	-	-	(603)	-	(603)
Conversion of mezzanine equity	-	-	9,828	-	-	-	9,828	-	9,828
Net income	-	-	-	26,323	-	-	26,323	80	26,403
Foreign currency translation adjustment	-	-	-	-	-	(968)	(968)	(6)	(974)
Balance as of December 31, 2019	41,204,025	$4	$13,375	$49,547	$431	$(1,576)	$61,781	$475	$62,256
Reverse recapitalization	6,059,511	1	(13,375)	(9,049)	-	-	(22,423)	-	(22,423)
Shares-based compensation granted to nonemployees	1,357,500	-	1,779	-	-	-	1,779	-	1,779
Issuance of shares for the conversion of rights	2,504,330	-	-	-	-	-	-	-	-
Shares on earn out	5,000,000	1	(1)	-	-	-	-	-	-
Shares-based compensation granted to employees	1,567,000	-	5,381	-	-	-	5,381	-	5,381
Issuance of shares through private placement	193,986	-	2,000	-	-	-	2,000	-	2,000
Appropriation to statutory reserve	-	-	-	(217)	217	-	-	-	-
Net income	-	-	-	48,990	-	-	48,990	(31)	48,959
Foreign currency translation adjustment	-	-	-	-	-	6,468	6,468	27	6,495
Balance as of December 31, 2020(Restated)	57,886,352	$6	$9,159	$89,271	$648	$4,892	$103,976	$471	$104,447
Shares-based compensation granted to nonemployees	-	-	181	-	-	-	181	-	181
Issuance of shares for the conversion of rights	280,000	-	1,400	-	-	-	1,400	-	1,400
Shares on earn out	5,000,000	1	(1)	-	-	-	-	-	-
Shares-based compensation granted to employees	2,000	-	4	-	-	-	4	-	4
Issuance of shares through private placement	4,954,050	-	14,886	-	-	-	14,886	-	14,886
Appropriation to statutory reserve	-	-	-	(576)	576	-	-	-	-
Net income	-	-	-	35,287	-		35,287	65	35,352
Foreign currency translation adjustment	-	-	-	-	-	3,177	3,177	17	3,194
Balance as of December 31, 2021	68,122,402	7	25,629	123,982	1,224	8,069	158,911	553	159,464

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Years Ended December 31,
	2019	2020	2021
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$26,403	$48,959	$35,352

Adjustments to reconcile net income to net cash provided by operating activities:
Allowance (Reversal of allowance) for doubtful accounts	188	(1,136)	(268)
Depreciation and amortization	739	2,910	2,090
Amortization of right-of-use assets	314	447	426
Deferred income tax (benefit) expense	190	(181)	713
Share based compensation for employees	-	5,381	4
Share based compensation for non-employees	-	1,779	181
Gains on disposal of a subsidiary	-	-	(26)
Amortization of loan origination fees	-	93	104
Change in fair value of warrant liability	-	(19,714)	(809)
Changes in assets and liabilities
Accounts receivable	(12,705)	(24,043)	19,904
Prepayment and other assets	4,549	(19,340)	(10,681)
Unamortized produced content	1,261	442	(537)
Accounts payable	3,925	2,827	4,750
Advances from customers	372	(39)	(87)
Accrued liabilities and other payables	449	5,177	(9,236)
Other taxes payable	717	5,555	4,964
Lease liabilities	(310)	(376)	(389)
Net cash provided by operating activities	26,092	8,741	46,455

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(7)	(59)	(72)
Prepayments for acquisition of intangible assets	(15,311)	(2,722)	(2,718)
Cash disposed for sales of subsidiaries	-	-	(12)
(Payments) Return for short term investment	-	(1,637)	1,751
Net cash used in investing activities	(15,318)	(4,418)	(1,051)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	(9,409)	6,228	5,114
Repayments of bank loans	-	(724)	(6,818)
Payment of loan origination fees	-	(146)	(68)
Contribution from shareholders	3,185	-	-
Repayments to related Parties	-	-	(232)
Cash acquired from the acquisition of TKK	-	23	-
Proceeds from equity finance	-	-	15,290
Net cash (used in) provided by financing activities	(6,224)	5,381	13,286

Effect of exchange rate changes	(68)	1,108	881

Net increase in cash and cash equivalents	4,482	10,812	59,571
Cash and cash equivalents, at beginning of year	2,437	6,919	17,731
Cash and cash equivalents, at end of year	$6,919	$17,731	$77,302

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$287	$239	$336
Right of use assets obtained in exchange for operating lease obligations	$2,339	-	-

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

Horgos formed some subsidiaries in PRC at the following dates:

●	Glory Star Media (Beijing) Co., Ltd. (“Glory Star Beijing”), a company incorporated on December 9, 2016 in Beijing is wholly owned by Horgos.

●	Leshare Star (Beijing) Technology Co., Ltd. (“Beijing Leshare”), a company incorporated on March 28, 2016 in Beijing is wholly owned by Horgos.

●	Horgos Glary Prosperity Culture Co., Ltd. (“Glary Prosperity”), was incorporated on December 14, 2017 in Horgos Economic District, Xinjiang province and 51% of its shareholding was acquired by Horgos. Horgos Glary Prosperity formed a branch of Horgos Glary Prosperity Culture Co., Ltd. Beijing Branch (“Glary Prosperity Beijing Branchy”) on May 8, 2018.

●	Shenzhen Leshare Investment Co., Ltd. (“Shenzhen Leshare”), a company incorporated on June 27, 2018 in ShenZhen, Guangdong province is wholly owned by Horgos. Shenzhen Leshare is dormant as of December 31, 2018.

●	Horgos Glary Wisdom Marketing Planning Co., Ltd. (“Horgos Glary Wisdom”) was incorporated on June 13, 2018 in Horgos Economic District, Xinjiang province and 51% of its shareholding was acquired by Horgos. Horgos Glary Wisdom formed a subsidiary as Glary Wisdom (Beijing) Marketing Planning Co., Ltd. (“Beijing Glary Wisdom”) on September 10, 2018. On February 5, 2021, the Company sold the 51% ownership of Horgos Glary Wisdom held by Horgos Glory Star Media Co., Ltd (“Horgos”) to Mr. Feng Zhao, who held 49% ownership of Horgos Glary Wisdom. Upon the consummation of the sale of 51% equity shares in Horgos Glary Wisdom, Horgos ceased to hold shares in Horgos Glary Wisdom and Horgos Glary Wisdom was no longer a majority controlled subsidiary of Horgos. As a result, the Company recognized a gain of US$25.6 on disposal of Horgos Glary Wisdom for the year ended December 31,2021.

●	Glory Star (Horgos) Media Technology Co., Ltd (“Horgos Technology”) was incorporated on September 9, 2020 in Horgos Economic District, Xinjiang province and is wholly owned by Horgos.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

In September 2019, WFOE has entered into a series of contractual arrangements with (i) Xing Cui Can and its shareholders, and (ii) Horgos and its shareholders, which allow Glory Star to exercise the power to direct the activities of the Xing Cui Can and Horgos (the “VIEs”) that most significantly affect the VIEs’ economic performance and receive substantially all the economic benefits of the VIEs. These contractual agreements include Business Cooperation Agreement, Exclusive Option Agreement, Share Pledge Agreement, Proxy Agreement and Power of Attorney and Master Exclusive Service Agreement (collectively “VIEs Agreements”). Glory Star together with its wholly-owned subsidiary Glory Star HK and WFOE and its VIEs and VIEs’ subsidiaries were effectively controlled by the same shareholders after the reorganization.

The VIE contractual arrangements

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Glory Star Beijing is considered a foreign-invested enterprise. To comply with PRC laws and regulations, Glory Star primarily conducts its business in China through Xing Cui Can and Horgos and its subsidiaries, based on a series of contractual arrangements. The following is a summary of the contractual arrangements that provide Glory Star with the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance and that enables it to receive substantially all the economic benefits from its operations.

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

Risks in relation to the VIE structure

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. Glory Star believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Glory Star’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Total assets and liabilities presented on the Company’s Consolidated Balance Sheets and revenue, expense, net income presented on Consolidated Statements of Operations as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statements of Cash Flows are substantially the financial position, operation and cash flow of the Glory Star’s VIEs and subsidiaries of VIEs. Glory Star has not provided any financial support to VIEs for the years ended December 31, 2019, 2020 and 2021. The following financial statements amounts and balances of the VIEs and VIEs’ subsidiaries were included in the consolidated financial statements as of December 31, 2020 and December 31, 2021 and for the years ended December 31, 2019, 2020 and 2021:

	December 31,	December 31,
	2020	2021

Total assets	$143,356	$180,058
Total liabilities	$37,095	$34,980

	For the Years Ended December 31,
	2019	2020	2021

Total revenues	$65,777	$123,763	$153,012
Net income	$26,403	$37,649	$35,907

Net cash provided by operating activities	$26,092	$8,731	$57,397
Net cash used in investing activities	$(15,318)	$(4,418)	$(1,051)
Net cash (used in) provided by financing activities	$(6,224)	$5,358	$(2,004)

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

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, allowance for unamortized production content, the useful lives of property, plant and equipment and intangible assets, impairment of long-lived assets, valuation allowance for deferred tax assets and revenue recognition. Actual results could differ from those estimates.

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

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Cash and cash equivalents

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of December 31, 2020 and December 31, 2021, cash balances are $17,731 and $ 77,302, respectively, which are uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

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

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the years ended December 31, 2019, 2020 and 2021, $17,199, $15,970 and $7,375 were amortized to the cost of sales, respectively, and as of December 31, 2020 and December 31, 2021, no impairment allowance was recorded.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

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

(j) Impairment of long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2019, 2020 and 2021.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2020 and December 31, 2021.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(l) Advances from customers

Advances from customers amounted to $609 and $536 at December 31, 2020 and December 31, 2021, respectively, which represent advance payment received from our customers for goods or services that had not yet been provided.

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

The following table identifies the disaggregation of our revenue for the years ended December 31, 2019, 2020 and 2021, respectively:

	For the Years Ended December 31,
	2019	2020	2021

Category of Revenue:
Advertising revenue	$48,391	$104,664	$132,918
Customized content production revenue	9,098	10,200	5,326
Copyrights revenue	7,369	6,883	7,478
CHEERS e-Mall marketplace service revenue	670	1,517	6,807
Other revenue	249	499	483
Total	$65,777	$123,763	$153,012

Timing of Revenue Recognition:
Services transferred over time	$64,858	$121,747	$145,722
Services transferred at a point in time	670	1,517	6,807
Goods transferred at a point in time	249	499	483
Total	$65,777	$123,763	$153,012

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2020 and 2021.

The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,685). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. As of December 31, 2021, the tax years ended December 31, 2018 through December 31, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

(s) Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income/(loss) attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended December 31, 2019, 2020 and 2021.

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

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2020, and December 31, 2021, $17,730 and $ 74,963 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u) Concentration and Credit Risk (cont.)

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the years ended December 31, 2019, 2020 and 2021, a major customer accounted for 15%, 14% and 20% of the Company’s total revenue, respectively. The top five customers accounted for 70% of net accounts receivable as of December 31, 2020, with each customer representing 18%, 14%, 13%, 13% and 12% of the net accounts receivable balance, respectively. As of December 31, 2021, the top five customers accounted for 80% of net accounts receivable, with each customer representing 24%, 21%, 20%, 9% and 7% of the net accounts receivable balance.

As of December 31, 2020 and 2021, one major supplier accounted for 37% and 53% of accounts payable, respectively.

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

The consolidated balance sheet amounts, with the exception of equity, at December 31, 2020 and December 31, 2021 were translated at RMB 6.5250 to $1.00 and at RMB 6.3757 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2019, 2020 and 2021 were RMB 6.9081 to $1.00, RMB 6.9042 to $1.00 and RMB 6.4531 to $1.00, respectively.

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

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance effective January 1, 2021, but the adoption of this guidance doesn’t have a material impact on the consolidated financial statements.

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

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. ACCOUNTS RECEIVABLE, NET

As of December 31, 2020 and 2021, accounts receivable consisted of the following:

	December 31, 2020	December 31, 2021

Accounts receivable - gross	$81,996	$63,770
Allowance for doubtful accounts	(886)	(635)
Accounts receivables, net	$81,110	$63,135

The Company recorded $189 of bad debt expense for the year ended December 31, 2019, and reversed bad debt expense of $1,126 and $268 for the year ended December 31, 2020 and 2021, respectively.

4. PREPAYMENT AND OTHER CURRENT AND NON-CURRENT ASSETS

As of December 31, 2020 and 2021, prepayment and other current and non-current assets consisted of the following:

	December 31, 2020	December 31, 2021

Prepayment for outsourced production cost	$1,052	$2,960
Prepayment for co-produced TV series	17,464	21,441
Advances to vendors	4,544	9,964
Staff advance	15	16
Others	116	167
Subtotal	23,191	34,548
Less: allowance for doubtful accounts	-	-
Prepayment and other assets, net	$23,191	$34,548
Including:
Prepayment and other current assets, net	$2,544	$13,103
Prepayment and other non-current assets, net	$20,647	$21,445

5. PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2020 and 2021, property, plant and equipment consisted of the following:

	December 31, 2020	December 31, 2021

Electronic equipment	$821	$910
Office equipment and furniture	77	78
Leasehold improvement	110	85
	1,008	1,073
Less: accumulated depreciation	(757)	(831)
	$251	$242

For the years ended December 31, 2019, 2020 and 2021, depreciation expense amounted to $207, $156 and $82 respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

6. INTANGIBLE ASSETS, NET

As of December 31, 2020 and 2021, intangible assets consisted of the following:

	December 31, 2020	December 31, 2021

Intangible assets – gross	$18,002	$21,154
Less: accumulated amortization	(2,370)	(4,436)
	$15,632	$16,718

The balance of intangible assets mainly represents software related to CHEERS App, primarily consisting e-mall, online game, video media library and data warehouse modules, etc., acquired externally tailored to the Company’s requirements and is amortized straight-line over 7 years in accordance with the way the Company estimates to generate economic benefits from such software.

For the years ended December 31, 2019, 2020 and 2021, amortization expense amounted to $532, $2,754 and $2,008, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2021:

2022	$3,022
2023	3,022
2024	3,022
2025	3,022
Thereafter	4,630
Total	$16,718

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2020 and 2021, accrued liabilities and other payables consisted of the following:

	December 31, 2020	December 31, 2021

Borrowing from former shareholder (1)	$1,226	$-
Payable to merchants of Cheers e-Mall (2)	7,373	70
Co-invest online series production fund	793	331
Payroll payables	1,525	1,462
Other payables	374	388
	$11,291	$2,251

(1)	Borrowing from former shareholder represented the loan from Lead Eastern Investment Co., Ltd, who was the related party of the Company until October 26, 2018. The borrowing was fully repaid in 2021.

(2)	Payable to merchants of Cheers e-Mall related to cash received on behalf of the merchants in advance, for which the related transactions have not been completed.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

8. OTHER TAXES PAYABLE

As of December 31, 2020 and 2021, other taxes payable consisted of the following:

	December 31, 2020	December 31, 2021

VAT payable	$5,377	$9,707
Income tax payable	1,930	2,244
Business tax payable	561	1,134
Others	26	19
	$7,894	$13,104

9. BANK LOANS

Bank loans represent the amounts due to various banks that are due within and over one year. As of December 31, 2020 and 2021, bank loans consisted of the following:

	December 31, 2020	December 31, 2021
Short-term bank loans:
Loan from Bank of Beijing (1)	$452	$464
Loan from China Merchants Bank (2)	3,023	1,560
Loan from Huaxia Bank (3)	152	1,406
Loan from Xiamen International Bank (4)	1,533	1,568
	5,160	4,998
Long-term bank loan:
Loan from Huaxia Bank	1,374	-
	$6,534	$4,998

(1)

On December 9, 2020, Glory Star Beijing entered into a loan agreement with Bank of Beijing to borrow $460 as working capital for one year, with maturity date of December 9, 2021. The loan bears a fixed interest rate of 4.76% per annum. The Company incurred guarantee fee in the amount of $8 for the loan of which the unamortized balance was $8 as of December 31, 2020. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 6.57% as of December 31, 2020. The loan is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd, for whom a counter-guarantee was provided by Horgos and Mr. Zhang Bing, the Chairman of the Company’s board of directors. The loan was fully repaid on December 9, 2021.

On December 28, 2021, Glory Star Beijing entered into a loan agreement with Bank of Beijing to borrow $471 as working capital for one year, with maturity date of December 23, 2022. The loan bears a fixed interest rate of 3.80% per annum. The Company incurred guarantee fee in the amount of $7 for the loan of which the unamortized balance was $7 as of December 31, 2021. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 5.29% as of December 31, 2021. The loan is guaranteed by Beijing Shichuangtongsheng Financing Guarantee Co., Ltd, for whom a counter-guarantee was provided by Horgos and Mr. Zhang Bing, the Chairman of the Company’s board of directors.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

9. BANK LOANS (cont.)

(2)

In December 2019, Glory Star Beijing entered into a two-year credit facility agreement of maximum $1,533 with China Merchants Bank. On January 6, 2020, Glory Star Beijing made a withdraw of $1,533, which will be due on January 5, 2021.The loan bears a fixed interest rate of 4.785%. The Company incurred guarantee fee in the amount of $35 for the loan. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 7.23%. The loan was fully repaid on December 30, 2020. The same amount of loan was reissued on the same date with a fixed interest rate of 4.45%. The Company incurred guarantee fee in the amount of $35 for the loan of which the unamortized balance was $35 as of December 31, 2020. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 6.89% as of December 31, 2020. The loans are guaranteed by Beijing Zhongguancun Sci-tech Financing Guarantee Co., Ltd, for whom a counter guarantee was provided by Horgos, Mr. Zhang Bing, the Chairman of the Company’s board of directors, and Mr. Lu Jia, the Vice President of the Company. The loan was fully repaid on December 29, 2021.

In March 2020, Glory Star Beijing entered into another two-year credit facility agreement of maximum $1,533 with China Merchants Bank. On March 27, 2020, Glory Star Beijing made a withdraw of $1,533, which will be due on March 26, 2021. The loan bears a fixed interest rate of 4.3%. The Company incurred guarantee fee in the amount of $35 for the loan of which the unamortized balance was $8 as of December 31, 2020. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 6.73% as of December 31, 2020. The loan was fully repaid on March 26, 2021. Glory Star Beijing made a withdraw of $1,568 on the same date with a fixed interest rate of 4.5%. The loan will be due on March 21, 2022. The Company incurred guarantee fee in the amount of $35 for the loan of which the unamortized balance was $8 as of December 31, 2021. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 6.94% as of December 31, 2021. The loan is guaranteed by Beijing Zhongguancun Sci-tech Financing Guarantee Co., Ltd, for whom a counter guarantee was provided by Horgos, Mr. Zhang Bing, the Chairman of the Company’s board of directors, and Mr. Lu Jia, the Vice President of the Company.

(3)	In March, 2020, Glory Star Beijing entered into a two-year credit facility agreement of maximum $1,533 with Huaxia Bank. On March 23, 2020, Glory Star Beijing made a withdrawal of $1,533, $153 of which will be due on March 21, 2021 and the remaining of $1,380 will be due on March 23, 2022. The loan bears a fixed interest rate of 6.09% per annum. The Company incurred guarantee fee in the amount of $3 and $26 for the loan’s short-term portion and long-term portion of which the unamortized balance was $1 and $6 as of December 31, 2020, respectively. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 8.13% as of December 31, 2020. The Company repaid the $153 on March 21, 2021. As of December 31, 2021, the outstanding balance was $1,412 which will be due on March 23, 2022.The Company incurred guarantee fee in the amount of $33 for the remaining loan of which the unamortized balance was $6 as of December 31, 2021. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 8.13% as of December 31, 2021. The loan is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd. Horgos provided counter-guarantee to Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd with accounts receivable from Beijing iQYI Technology Co., Ltd. pledged as collateral and Mr. Zhang Bing, the Chairman of the Company’s board of directors, provided the additional guarantee.

(4)

On September 29, 2020, Leshare Beijing entered into a two-year credit facility agreement of maximum $1,073 and a one-year credit facility agreement of maximum $460 with Xiamen International Bank, respectively. On September 30, 2020, Leshare Beijing withdrew $1,073 and $460, respectively, both with maturity date of March 29, 2021. These loans bear fixed interest rate of 6.0% and 5.5% respectively. These loans are guaranteed by Horgos, and Mr. Zhang Bing, the Chairman of the Company’s board of directors. Both loans were repaid on March 4, 2021 and were reissued on the same date with the fixed interest rate of 6.0% and 5.5% respectively. The loans were repaid on September 3, 2021. On September 6, 2021, $1,097 was reissued with maturity date of March 5, 2022. On November 23, 2021, $471 was reissued with maturity date of May 22, 2022. Both loans bear a fixed interest rate of 6.0% per annum.

The weighted average interest rate for bank loans was approximately 5.65%, 7.19% and 6.92% for the years ended December 31, 2019, 2020 and 2021, respectively. For the years ended December 31, 2019, 2020 and 2021, interest expense related to bank loans amounted to $270, $332 and $383 respectively.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	December 31, 2020	December 31, 2021

Right-of-use assets	$1,689	$1,298

Lease liabilities current	$385	$291
Lease liabilities non-current	1,386	1,127
Total operating lease liabilities	$1,771	$1,418

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of December 31, 2021:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.10
Weighted average discount rate	5.55%

For the years ended December 31, 2019, 2020 and 2021, the Company incurred total operating lease expenses of $488, $533 and $535, respectively.

The following is a schedule, by fiscal years, of maturities of lease liabilities as of December 31, 2021:

2022	478
2023	527
2024	527
Total lease payments	1,532
Less: imputed interest	114
Present value of lease liabilities	$1,418

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

11. RELATED PARTY TRANSACTIONS

Amounts due to Related Parties

As of December 31, 2020, and December 31, 2021, amounts due to related parties consisted of the following:

	December 31, 2020	December 31, 2021

Mr.Wang Jian (1)	230	-
TKK Symphony Sponsor 1	500	500
	$730	$500

(1)	Legal representative, Director, and General Manager of Glary Prosperity

The balances of $730 and $500 as of December 31, 2020 and 2021, respectively, were borrowed from related parties for the Company’s working capital needs. The balances are short-term in nature, non-interest bearing, unsecured and repayable on demand. On February 16, 2022, the $500,000 due to TKK Symphony Sponsor 1 has been repaid in full.

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

PRC

WFOE, Horgos, Glory Star Beijing, Beijing Leshare, Horgos Glory Prosperity, Shenzhen Leshare, Horgos Glary Wisdom, Beijing Glory Wisdom, Horgos Technology and Xing Cui Can were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. For the years ended December 31, 2019, 2020 and 2021, Beijing Glary Wisdom was recognized as small low-profit enterprise and received a preferential income tax rate of 10%. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. Horgos, Horgos Glory Prosperity, Horgos Glary Wisdom were eligible to be exempted from income tax from 2017 to 2020, and enjoy a preferential income tax rate of 15% that are expected to last from 2021 to 2025. Horgos Technology is eligible to be exempted from income tax from 2020 to 2024, and expected to enjoy a preferential income tax rate of 15% from 2025 to 2029, as they are all incorporated in the Horgos Economic District, Xinjiang province.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31
	2019	2020	2021
		(Restated)

Net income before provision for income taxes	$26,594	$50,632	$36,328
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	6,649	12,658	9,082

Expenses not deductible for tax purpose	350	297	96
Changes in valuation allowance	-	6	-
Effect of warrant liability revaluation	-	(4,928)	(203)
Effect of preferential tax rates granted to the PRC entities (a)	(6,808)	(6,360)	(7,999)
Income tax expense	$191	$1,673	$976
Effective income tax rate	0.72%	3.30%	2.69%

(a)	The Company’s subsidiary Horgos, Horgos Glory Prosperity, Horgos Glary Wisdom were eligible to be exempted from income tax from 2017 to 2020, and enjoy a preferential income tax rate of 15% that are expected to last from 2021 to 2025. Horgos Technology is eligible to be exempted from income tax from 2020 to 2024. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. For the years ended December 31, 2019, 2020 and 2021, the tax saving as the result of the favorable tax rate amounted to $6,808, $6,360 and $7,999, respectively, and per share effect of the favorable tax rate were $0.17, $0.12 and $0.12.

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

As of December 31, 2020, and December 31, 2021, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that give rise to deferred tax asset as of December 31, 2020 and December 31, 2021 was as follows:

	December 31, 2020	December 31, 2021

Deferred tax assets:
Allowance for doubtful accounts	$133	$56
Net operating loss carry forwards	627	-
Total deferred tax assets, net	$760	$56

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of December 31, 2020 and December 31, 2021.

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

On March 13, 2020, three independent directors of the Company entered into the independent director agreements and restricted stock award agreements (“Award Agreement”) with the Company. Pursuant to the Award Agreement, during the term of service as a director of the Company, each independent director of the Company shall be entitled to a fee of $2 per month ($24 per year) and 2,000 ordinary shares of the Company per year of service. On March 13, 2020, the Company granted each independent director 2,000 shares pursuant to the Award Agreement under the Company’s 2019 Plan. All of the Shares vest upon the date of grant.

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

On September 15, 2020, the Company entered into an independent director agreement with Mr. Ke Chen (“Chen Agreement”). Under the Chen Agreement, Mr. Chen will receive annual compensation in the amount of $2 per month ($24 per year), plus reimbursement of expenses, and 2,000 ordinary shares of the Company per year of service. On September 14, 2020, the Company granted Mr. Chen 2,000 Shares pursuant to the terms of the restricted stock award agreement under the Company’s 2019 Equity Incentive Plan. 100% of the Shares fully vest on September 14, 2021.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

13. SHARE-BASED COMPENSATION TO EMPLOYEES (cont.)

A summary of the restricted ordinary shares activities for years ended December 31, 2020 and 2021 is presented below. There were no such activities for the year ended December 31, 2019.

	Number of shares	Weighted average grant date fair value
		US$
December 31, 2019	-	-
Granted	1,593,000	3.43
Forfeited or canceled	(24,000)	3.23
Vested	1,567,000	3.43
December 31, 2020	2,000	3.01
Granted	-	-
Forfeited or canceled	-	-
Vested	2,000	3.01
December 31, 2021	-	-

The total fair value of shares vested during the year ended December 31, 2020 and 2021 was $5,379 and $6 respectively. Compensation expense recognized for restricted ordinary shares for the year ended December 31, 2020 and 2021 was allocated to the following expense items:

	For the Years Ended December 31
	2020	2021

Cost of revenues	$448	$-
Selling and marketing	355	-
General and administrative	4,578	4
	$5,381	$4

As of December 31, 2020, $4 of total unrecognized compensation expense related to restricted ordinary shares is expected to be recognized over a weighted average period of approximately 0.7 year. As of December 31, 2021, there is no unrecognized compensation expense.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY

Preferred Shares

The Company is authorized to issue 2,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2020 and December 31, 2021, there were no preferred shares issued or outstanding.

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

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

On May 13,2020, the Company entered into a Consulting and Media Amplification Agreement with Consortium Management, LLC (hereinafter referred to as “Consortium”), pursuant to which the Company agreed to pay up to$300 in cash and issue 112,500 ordinary shares of the Company for the performance of certain services by Consortium for the Company. Consortium has received $180 in cash and the full 112,500 Shares for services rendered pursuant to the Consulting Agreement. The Company issued to Consortium another 20,000 ordinary shares on October 16, 2020 for settlement payment.

On September 15,2020, the Company entered into a Consultation Agreement with Fortune Path Limited, a British Virgin Islands registered company and issued 100,000 ordinary shares to Xingxian Li, the person designated by Fortune Path Limited, pursuant to the terms and conditions of the Consultation Agreement. The 100,000 ordinary shares of the Company to be issued to the designated Holder of Fortune Path Limited under the Consultation Agreement, valued at $3.12, the closing price of the Company’s ordinary shares on September 15, 2020.

In October 2020, the Company entered into a subscription agreement with Hong Kong Duoku Limited (“Duoku”), pursuant to which the Company will issue 193,986 of ordinary shares at $10.31 per share to Duoku. On November 17, 2020, the Company has completed such issuance of 193,986 ordinary shares at a purchase price of $10.31 per share.

In February 2021, 280,000 ordinary shares issuable upon the conversion of convertible debentures were issued to TKK, at a weighted-average exercise price of $5.00 per share.

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

Following the completion of the 2020 fiscal year, and in accordance with the terms of the Share Exchange Agreement, the Company determined that the 2020 earn out target were met and the Sellers are entitled to the 2020 Earn out Shares. In April, 2021, the Company issued an additional 5,000,000 of the Company’s ordinary shares as the 2020 Earn out Shares to the Sellers pursuant to the terms of the Shares Exchange Agreement.

On August 26, 2021, the Company entered into a subscription agreement with an institutional investor for the sale of up to 2,857,142 ordinary shares of the Company (the “Ordinary Shares”) for total gross proceeds of up to approximately $10,000,000 (the “Offering”). Each Ordinary Share will be accompanied by a warrant exercisable to purchase one Ordinary Share at an exercise price of $4.40 per share (the “Warrant”). Each Ordinary Share and Warrant are being sold at a fixed combined purchase price of $3.50. Each warrant will be exercisable immediately, and will expire on the first anniversary of the date of issuance. The first closing of the Offering representing the sale and purchase of 571,428 Ordinary Shares and warrants to purchase 571,428 Ordinary Shares has closed on August 30, 2021.

 At December 31, 2020 and December 31, 2021, there were 57,886,352 and 68,122,402 ordinary shares issued and outstanding, respectively.

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

As of December 31, 2020 and 2021, the Company had 25,000,000 of public warrants outstanding.

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

Statutory reserve

Horgos, Beijing Glory Star, Beijing Leshare, Shenzhen Leshare, Glary Prosperity, Horgos Technology and Xing Cui Can operate in the PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Non-controlling interest

As of December 31, 2020, the Company’s non-controlling interest represented 49% equity interest of Horgos Glary Wisdom and 49% equity interest of Glary Prosperity respectively. As of December 31, 2021, the Company’s non-controlling interest represented 49% equity interest of Horgos Glary Prosperity.

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

As of December 31, 2020 and 2021, the Company had 13,000,000 of private placement warrants outstanding. The warrant liability related to such private placement warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of operations. The change in fair value of the warrant liability was as follows:

Warrant Liability

Estimated fair value at December 31, 2019	$-
Warrant liability assumed from the Business Combination	20,547
Change in estimated fair value	(19,714)
Estimated fair value at December 31, 2020 (restated)	$833
Warrant liability assumed from the Business Combination	-
Change in estimated fair value	(809)
Estimated fair value at December 31, 2021	$24

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

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020	February 14, 2020 (Initial measurement)
Stock price	$1.18	$2.75	$10.00
Exercise price	$11.50	$11.50	$11.50
Risk-free interest rate	0.99%	0.28%	1.42%
Expected term (in years)	3.12	4.12	5.00
Expected dividend yield	-	-	-
Expected volatility	48.3%	45.5%	39.2%

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

The table below provides a summary of the Company’s operating segment results for the years ended December 31, 2019, 2020 and 2021:

	For the Years Ended December 31,
	2019	2020	2021

Net revenues:
Cheers App Internet Business	$28,301	$83,573	$135,263
Traditional Media Business	37,476	40,190	17,749
Total consolidated net revenues	$65,777	$123,763	$153,012
Operating income:
Cheers APP Internet Business	$11,548	$24,343	$32,081
Traditional Media Business	15,291	11,707	4,210
Total segment operating income	26,839	36,050	36,291
Unallocated item (1)	-	(5,381)	(4)
Total consolidated operating income	$26,839	$30,669	$36,287

*	The unallocated item for the years ended December 31, 2020 and 2021 presents the share-based compensation for employees, which is not allocated to segments.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

17. SUBSEQUENT EVENTS

In February 2022, Glory Star Beijing entered into a two-year credit facility agreement of maximum $2,353 with China Merchants Bank. On March 1, 2022, Glory Star Beijing made a withdraw of $784, which bears a fixed interest rate of 4.5% with due date on February 28, 2023.

On March 5, 2022, Leshare Beijing repaid the $1,097 of short-term bank loan to Xiamen International Bank and borrowed the same amount from Xiamen International Bank for working capital on March 7, which bears a fixed interest rate of 6.0% with due date on September 6, 2022

These consolidated financial statements were approved by management and available for issuance on March 8, 2022. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.