Form 20-F
period 2022-12-31
GLORY STAR NEW MEDIA GROUP HOLDINGS Ltd
filed 2023-03-22
CIK 1738758

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

Commission file number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing China 100016

(Address of Principal Executive Offices)

Bing Zhang

Telephone: + 86-10-87700500

Email: zhangbing@gsmg.co

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 68,124,402 ordinary shares were outstanding as of December 31, 2022.

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

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

v

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

As advised by our PRC legal counsel, Jingtian & Gongcheng, and based on its understanding of the Measures for Cybersecurity Review (2021) which became effective on February 15, 2022 and replace the Measures for Cybersecurity Review promulgated on April 13, 2020, our VIEs and their subsidiaries are currently not required to apply for a cybersecurity review with the Cyberspace Administration of China, or the “CAC,” under Article 7 of the measures, pursuant to which online platform operators possessing personal information of more than 1 million users which intend to go public abroad shall apply to the CAC for a cybersecurity review, because we listed our ordinary shares on the Nasdaq before the effective date of the measures on February 15, 2022. Under the Measures for Cybersecurity Review (2021), our VIEs and their subsidiaries could be subject to cybersecurity review with the CAC if it is determined that our VIEs or their subsidiaries constitute critical information infrastructure operators and intend to procure a network product or service that affects or could affect national security. Further, as the measures are newly revised and there remains uncertainty as to the interpretation and implementation thereof, we are uncertain whether our VIEs or their subsidiaries would be subject to a cybersecurity review when we offer or list new shares or carry out other financing activities in the capital market. As of the date of this annual report, our VIEs and their subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. Our VIEs and their subsidiaries may also be subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Draft Regulation”) are enacted as proposed, and if our VIEs or their subsidiaries are recognized as online platform operators which possess massive data resources in connection with national security, economic development and public interests and carry out merger, restructuring, split that affects or could affect national security or carry out other data processing activities that affects or may affect national security. As of the date of this annual report, we, our subsidiaries, and our VIEs and their subsidiaries, have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. According to our PRC legal counsel, as of the date of this annual report, there are currently no explicit laws or regulations in the PRC that prohibit us, with our WFOE, VIEs and their subsidiaries from listing on overseas stock exchanges. However, since these statements and regulatory actions are newly published, official guidance and related implementation rules have not been issued, there is no assurance that relevant PRC authorities will reach the same conclusion as our PRC legal counsel. It is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and our ability to continue our listing on an U.S. exchange.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which will come into force since March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event.

As advised by to our PRC legal counsel, we are currently not required to obtain permission or approval from any of the PRC authorities including CSRC or CAC to continue our listing on an U.S. exchange. However, if we seek any future offerings on Nasdaq Stock Market or seek issuance and listing on other overseas markets or if any major events occur, as stipulated in the New Administrative Rules Regarding Overseas Listings, we will be required to report to the CSRC under the New Administrative Rules Regarding Overseas Listings. There is no assurance that we will be able to get the clearance of filing or report procedures under the New Administrative Rules Regarding Overseas Listings on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. See “Risk Factors – Risks relating to doing business in China.” Further, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which will also become effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with oversea offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. In addition, we cannot assure you that relevant PRC government agencies would reach the same conclusion as we do or as advised by our PRC legal counsel. If we are wrong with regards to our interpretation of the PRC laws and regulations, or if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals to offer our ordinary shares to foreign investors, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. As a result, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. See “Risk Factors – Risks relating to doing business in China.”

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

On December 16, 2021, Public Company Accounting Oversight Board (PCAOB) issued a report on its determinations that PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA). The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it “was able to secure complete access to inspect and investigate audit firms in the People’s Republic of China (PRC) for the first time in history, in 2022. Therefore, on December 15, 2022, the PCAOB Board voted to vacate previous determinations to the contrary.” Notwithstanding the foregoing, uncertainties exist with respect to the implementation of these provisions and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was enacted under the Consolidated Appropriations Act, 2023, as further described below.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive years that would trigger delisting from three years to two years, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not to have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

The audit report included in our annual report on Form 20-F for the years ended December 31, 2022 and 2021 was issued by Assentsure PAC (“Assentsure”), a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB We have no intention of dismissing Assentsure in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If we do not engage change to an auditor that is subject to regular inspection by the PCAOB, our common stock may be delisted.

You should carefully read the “Risk Factors” beginning on page 1 of this annual report for a discussion of information that should be considered before making a decision to purchase our ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings.

Risk Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	If we fail to anticipate user preferences and provide high-quality content, especially popular original content, in a cost-effective manner, we may not be able to attract and retain users to remain competitive.

●	We operate in a capital intensive industry and require a significant amount of cash to fund our operations and to produce or acquire high quality video content. If we fail to obtain sufficient capital to fund our operations, our business, financial condition and future prospects may be materially and adversely affected.

●	If our efforts to retain users and attract new users for our mobile and on-line video content and e-commerce products are not successful, our business, financial condition and results of operations will be materially and adversely affected.

●	If we fail to retain existing or attract new advertising customers to advertise within our mobile and online video content or on our e-commerce platform, maintain and increase our wallet share of advertising budget, or if we are unable to collect accounts receivable in a timely manner, our business, financial condition and results of operations may be materially and adversely affected.

●	We operate in a highly competitive market and we may not be able to compete effectively.

●	The success of our business depends on our ability to maintain and enhance our brand.

●	Increases in professionally-produced content, or PPC, by others may have a material and adverse effect on our business, financial condition and results of operations.

●	The continued and collaborative efforts of our senior management and key employees are crucial to our success, and any loss of senior management or key employees may materially and adversely affect our business, financial condition and results of operations.

●	Our limited operating history makes it difficult to evaluate our business and prospects.

●	We may not be able to manage our growth effectively.

●	If we are unable to offer branded products at attractive prices to meet customer needs and preferences on our e-commerce platform, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected.

●	User behavior on mobile devices is rapidly evolving, and if we fail to successfully adapt to these changes, our competitiveness and market position may suffer.

●	Our business prospects and financial results may be impacted by our relationship with third-party platforms.

●	We face risks, such as unforeseen costs and potential liability in connection with content we produce, license and/or distribute through third-party platforms and our e-commerce platform.

●	Videos and other content produced by us or displayed on our e-commerce platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

●	We operate in a rapidly evolving industry. If we fail to keep up with the technological developments and users’ changing requirements, our business, financial condition, results of operations and prospects may be materially and adversely affected.

●	We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

●	Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

●	Failure to maintain or improve our technology infrastructure could harm our business and prospects.

●	We are subject to payment processing risk.

●	The successful operation of our business depends upon the performance and reliability of the Internet infrastructure in China.

●	Security breaches and attacks against our internal systems and network, and any potential resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

●	We rely upon our partners to make our service available through Internet Protocol Television (IPTV).

●	Disruption or failure of our IT systems could impair our users’ online entertainment experience and adversely affect our reputation.

●	Undetected programming errors could adversely affect our user experience and market acceptance of our video content, which may materially and adversely affect our business, financial condition and results of operations.

●	Our revenue and net income may be materially and adversely affected by any economic slowdown in China and indirectly by trade disputes between the United States and China that may contribute to uncertainties in economic outlook.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

●	Our semi-annual operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

●	We require highly qualified personnel to generate high quality video content and if we are unable to hire or retain qualified personnel, we may not be able to grow effectively and our business, financial condition, and results of operation may be materially and adversely affected.

●	Our controlling shareholder will have substantial influence over us.

●	We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors’ sole source of gain will depend on capital appreciation, if any.

●	Glory Star Group’s bank accounts are in China and are not insured or protected against loss.

●	Our failure to protect our intellectual property rights could have a negative impact on our business.

●	We may be named as a defendant in litigation, or may be joined as a defendant in litigation brought against our customers by third parties, our customers’ competitors, governmental or regulatory authorities or consumers, which could result in judgments against us and materially disrupt our business. These actions could involve claims alleging, among other things, that:

●	We rely on computer software and hardware systems in our operations, the failure of which could adversely affect our business, financial condition, and results of operations.

●	We do not maintain business liability or disruption, litigation or property insurance and any business liability or disruption, litigation or property damage we experience may result in substantial costs to us and the diversion of our resources.

●	The creation of our metaverse platform and NFT marketplace is dependent on our ability to develop an acceptable blockchain.

●	Our metaverse universe is currently under development and no assurance can be given that our metaverse platform will be accepted by others or generate sufficient interest.

●	There can be no assurance that the market for NFTs will be developed and/or sustained, which may materially adversely affect our business operations.

●	Our business will suffer to some extent if we are unable to continue to develop or implement our metaverse platform, and develop our Metaverse Experience Centers.

●	The technology underlying blockchain technology is subject to a number of industry-wide challenges and risks relating to consumer acceptance of blockchain technology. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a material adverse effect on the successful development of our metaverse platform.

x

●	The prices of digital assets are extremely volatile.

●	Expansion of our operations into new products, services and technologies, including content categories, is inherently risky and may subject us to additional business, legal, financial and competitive risks.

●	If we cannot continue to innovate technologically or develop, market and sell new products and services, or enhance existing technology and products and services to meet customer requirements, our ability to grow our revenue could be impaired.

●	The value of NFT is uncertain and may subject us to unforeseeable risks.

●	A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and depending upon the activities undertaken by our customers utilizing our products and services, we and our customers may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	If the PRC government determines that our VIE Contracts do not comply with applicable regulations, or if these regulations or their interpretations change in the future, we could be subject to severe consequences, including the nullification of the VIE Contracts and the relinquishment of our interest in Horgos and Xing Cui Can.

●	Our VIE Contracts may not be as effective in providing operational control as direct ownership and Horgos and Xing Cui Can or their shareholders may fail to perform their obligations under our VIE Contracts.

●	Our VIE Contracts may be subject to scrutiny by the PRC tax authorities and additional taxes may be imposed. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

●	The shareholders may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to our interests.

●	We conduct our value-added telecommunications services and certain other businesses in the PRC through Horgos and Xing Cui Can by way of the VIE Contracts, but certain of the terms of the VIE Contracts may not be enforceable under PRC laws.

●	If we exercise the option to acquire equity ownership of Horgos and Xing Cui Can, the ownership transfer may subject us to certain limitations and substantial costs.

●	Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

●	We rely on the approval certificates and business license held by us for our advertising operation, e-commerce and certain other business and any deterioration of the relationship between Horgos and Xing Cui Can could materially and adversely affect our business operations.

Risks Related to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China.

●	We face risks related to the Coronavirus and health epidemics and other outbreaks, which could significantly disrupt our operations.

●	We are subject to PRC laws or regulations that govern our industry.

●	We are subject to risks relating to the nature of China’s advertising industry, including frequent and sudden changes in advertising proposals.

●	China regulates media content extensively and it may be subject to government actions based on the advertising content it designs for advertising clients or services it provides to them.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

●	Substantial uncertainties in relation to the regulatory administration and governmental policies of NFTs and metaverse could have a significant impact upon the cost, performance and prospect of the operation of the NFTs and metaverse related businesses in which we will engage in the future.

●	Delays in issuing invoices due to China taxing authorities may materially and adversely affect our cash flow.

●	Competition in our industry is growing and could cause us to lose market share and revenues in the future.

●	Our business depends on the continuing efforts of our management. If it loses their services, our business may be severely disrupted.

●	Our business may be materially adversely impacted by the global financial crisis and economic downturn.

●	A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

●	Any adverse changes in political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

●	Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

●	It may be difficult to protect interests and exercise rights as a shareholder since we conduct all of our operations in China, and all of our officers and our Chairman reside outside of the United States.

●	Future inflation in China may inhibit economic activity and adversely affect our operations.

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

●	The approval, record filing and/or other requirements of China Securities Regulatory Commission (“the CSRC”) or other PRC governmental authorities may be required in connection with our contractual arrangement and overseas offering under PRC rules, regulations or policies, especially with the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, complete the record filing or fulfil other governmental requirements.

●	Our VIEs and their subsidiaries may be liable for improper collection, use or appropriation of personal information provided by our customers.

●	Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to online platform business operation.

●	The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with overseas listings like our company under PRC law.

●	The disclosures about us in reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

●	The M&A Rules set forth complex procedures for acquisitions conducted by foreign investors, which could make it more difficult to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents and PRC citizens may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees who are share option holders to personal liabilities, limit our subsidiary’s abilities to increase our registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.

●	Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

●	We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

●	We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our global income and withholding for any dividends it pay to our non-PRC shareholders.

●	We may have exposure to greater than anticipated tax liabilities.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

●	The PRC legal system is evolving, and the resulting uncertainties could adversely affect us.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, it may have to expend significant resources to investigate and resolve any related issues, which could materially adversely impact our business operations and reputation.

●	The risk of discontinuation of our Preferential Tax Treatments.

●	As a result of the Business Combination, we will face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	New legislation or changes in the PRC labor laws or regulations may affect our business operations.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

Risks Relating to our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating our Ordinary Shares, including, but not limited to, the following:

●	Uncertainty concerning the proposed going private transaction may adversely affect our business and the market price of the Ordinary Shares.

●	The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to our shareholders and investors.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

●	Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

●	Future sales or other dilution of our equity could depress the market price of our ordinary shares.

●	Certain shareholders have piggy back and demand registration rights with respect to their ordinary shares which we have not yet complied with. Sales of a number of ordinary shares may have an adverse effect on the market price of our ordinary shares and the existence of these rights may make it more difficult to raise capital in the future.

●	The sales of a significant number of our ordinary shares in the public market, or the perception that such sales could occur, could depress the market price of our ordinary shares.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because the Company is incorporated under Cayman Islands Companies Act.

●	If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

●	Certain judgments obtained against the Company by our shareholders may not be enforceable.

●	Nasdaq could delist our ordinary shares, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

●	If our ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected.

●	We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

●	We were a “shell company” and are subject to additional restrictions under Rule 144 on resales of our restricted securities.

●	There could be adverse United States federal income tax consequences to United States investors if we were or were to become a passive foreign investment company.

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

As of December 31, 2022, Happy Starlight Limited, which is controlled by Mr. Bing Zhang, our chairman, beneficially owns 18,952,863 of our ordinary shares, or 27.8%. In addition, Mr. Zhang also directly owns 760,000 of our ordinary shares, or 1.1%; therefore, Mr. Zhang may be deemed to beneficially own 19,712,863 of our ordinary shares, or 28.9%. As such, Mr. Zhang will have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of our company.

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

The VIE accounts for majority of the Company’s consolidated results of operations and cash flows for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the VIE accounted for majority of the consolidated total assets and total liabilities of the Company.

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

All the agreements which constitute the VIE Contracts are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the VIE Contracts. Meanwhile, there are very few precedents and little formal guidance as to how VIE Contracts in the context of a consolidated affiliate entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce the VIE Contracts, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to effectively direct the activities of Horgos and Xing Cui Can, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.

If we exercise the option to acquire equity ownership of Horgos and Xing Cui Can, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”) promulgated by the State Council and last amended in March 2022, foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including ICP services, unless otherwise stipulated by the State. If the PRC laws allow foreign investors to invest in value-added telecommunications enterprises like us in China, we may unwind the VIE Contracts and exercise the option to acquire equity ownership of Horgos and Xing Cui Can.

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

Our business includes assisting advertising clients in designing and producing advertisements, as well as executing their advertising campaigns. We act as agent for our clients in dealing with television channels, or other media on whose platform our clients want to display their advertisements. Under our agreements with television channels or other media, we are typically responsible for the compliance with applicable laws, rules and regulations with respect to advertising content that it provide to the media. In addition, some of our advertising clients provide completed advertisements for us to display on the television channels. Although these advertisements are subject to internal review and verification, their content may not fully comply with applicable laws, rules and regulations. Further, for advertising content related to special types of products and services, such as pharmaceuticals and medical procedures, pesticides and health products, we are required to confirm that our clients have obtained requisite government approvals and/or these advertisements must not contain specific content. We endeavor to comply with such requirements, including by requesting relevant documents from the advertising clients and employing qualified advertising inspectors who are trained to review advertising content for compliance with applicable PRC laws, rules and regulations. However, we cannot assure you that violations or alleged violations of the content requirements will not occur with respect to our operations. If the relevant PRC governmental agencies determine the content of the advertisements that we represent violated any applicable laws, rules or regulations, we could be subject to penalties, which may harm our reputation and may divert significant amounts of our management’s time and other resources. It may be difficult and expensive to defend against such proceedings. Although our agreements with our clients normally require them to warrant the fairness, accuracy and compliance with relevant laws and regulations of their advertising content and agree to indemnify us for violations of these warranties, these contractual remedies may not cover all of our losses resulting from governmental penalties. Violations or alleged violations of the content requirements could also harm our reputation and impair our ability to conduct and expand our business.

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

While the NFTs and metaverse have been rapidly developing businesses in China with more and more market participants, few laws or regulations has been promulgated in this regard. In the past, Chinese government promulgated a series of regulations and policies to prohibit or restrict the offering and trading of virtual currency, and some local regulatory authorities issued guiding opinions on promoting the construction of the city’s metacosmic standard system. However, there is no specific law or regulation has been published in the PRC to regulate the NFTs and metaverse related businesses. As such, we cannot be certain whether and when new laws, regulations or policies could be enacted by the governmental authorities to regulate the businesses, and whether our operation of those businesses could satisfy the regulatory requirements from the governmental authorities. Moreover, new laws or regulations with respects to the NFTs or metaverse could subject us to substantial costs to comply those rules, or penalties, suspension or even termination of those businesses in the event of we fail to comply with those rules, which could substantially affect our cost, performance and prospect of those businesses.

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

The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and recovered in 2021. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 3.0% in 2022. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S. and retaliatory tariffs imposed by China and concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

The Company was incorporated in the Cayman Islands and it conducts all of our operations in China through Horgos, Xing Cui Can and their subsidiaries, our consolidated VIEs in China. In addition, all of our officers and our chairman reside outside of the United States and substantially all of the assets of those persons are located outside of the United States. As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against our management or major shareholders than those shareholders of a corporation doing business entirely or predominantly within the United States.

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

In addition, SAFE promulgated a Notice on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments on November 19, 2012, or Circular 59 (《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》(汇发[2012]59号)), which became effective on December 17, 2012, and was further amended on May 4, 2015 and October 10, 2018, and partially repealed on December 30, 2019, respectively, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE promulgated a Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19 (《国家外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》(汇发[2015]19号)), promulgated on March 30, 2015, took effect from June 1, 2015 and partially repealed on December 30, 2019, pursuant to which the foreign-invested enterprises shall be allowed to settle their foreign exchange capitals on a discretionary basis, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of their foreign exchange capitals shall be managed under the accounts for foreign exchange settlement pending payment, and a foreign-invested enterprise shall truthfully use their capital for their own operational purposes within the scope of business and it shall not, unless otherwise prescribed by laws and regulations, use the foregoing funds for investment in securities etc. Besides, SAFE further promulgated a Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16 (《国家外汇管理局关于改革和规范资本项目结汇管理政策的通知》(汇发〔2016〕16号)), on June 9, 2016, according to which a domestic institution shall use foreign exchange earnings under capital account within the company’s business scope and in a truthful manner for proprietary purposes and a bank shall not process foreign exchange settlement or payment formalities for a domestic institution that applies for the payment and settlement of all of their foreign exchange earnings under capital account in one lump-sum or the payment of all RMB funds in their Account for Foreign Exchange Settlement Pending Payment, if the domestic institution is unable to provide relevant materials in proof of transaction authenticity.

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

The approval, record filing and/or other requirements of China Securities Regulatory Commission (“the CSRC”) or other PRC governmental authorities may be required in connection with our contractual arrangement and overseas offering under PRC rules, regulations or policies, especially with the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, complete the record filing or fulfil other governmental requirements.

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

As advised by our PRC legal counsel, based on its understanding of the PRC Laws and our corporate structure up to the date of this annual report, notwithstanding NDRC’s statement on the press releases, it is uncertain whether the abovementioned approval and management requirements apply to companies like us which already listed abroad prior to coming into force of the new Negative List, and there is no detailed rules in connection with relevant requirements or procedures to obtain approval from relevant competent departments of the state. However, if relevant governmental authority determines or new future rules provides that we are required to obtain the approval and/or abide by the management requirement, we would have to apply for such approval and/or adjust our current management mechanism. There is no assurance that we will be able to obtain such approval in time or at all. Further, compliance with the new management requirement may hamper the efficiency or capacity of our management, the rights currently entitled by our foreign investors, and could subject us to substantial costs. If we fail to obtain the approve as required or in a timely manner, our contractual arrangement may be deemed illegal and ordered to be cancelled by relevant government authorities, and other administrative measures or penalties may be imposed on us, which could materially and adversely affect our business, financial condition, and results of operations.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which will come into force since March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event.

The noncompliance of the filling requirements will lead to penalties imposed on the Chinese domestic enterprises, the controlling shareholder, the actual controller and other related responsible persons and the potential penalties for the variable interest entities include fines within the range between RMB 0.5 million and RMB 10 million. According to the New Administrative Rules Regarding Overseas Listings, if we seek any future offerings on Nasdaq Stock Market or seek issuance and listing on other overseas markets or if any major events occur, as stipulated in the New Administrative Rules Regarding Overseas Listings, we will be required to report to the CSRC. There is no assurance that we will be able to get the clearance of filing or report procedures under the New Administrative Rules Regarding Overseas Listings on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

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

The PRC governmental authorities have promulgated, among others, the Personal Information Protection Law of the People’s Republic of China（《中华人民共和国个人信息保护法》）, Data Security Law of the People’s Republic of China（《中华人民共和国数据安全法》）, Measures for Cyber Security Review (《网络安全审查办法》) and Measures for the Security Assessment for Cross-border Transfer of Data 《数据出境安全评估办法》）to ensure cyber security, data and personal information protection and cross-border data transmission. Recently, the CAC had further proposed Draft Regulations on the Network Data Security Administration (Draft for Comments) (《网络数据安全管理条例（征求意见稿）》) (the “Draft Regulation”) for public comments, which provided guidance on the potential cybersecurity review scope.

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

As for the Draft Regulation issued by CAC recently, as advised by our PRC legal counsel, since effective version of the Draft Regulation (especially its operative provisions) has not been officially issued as of the date of this annual report, its anticipated adoption or effective date are subject to further changes with substantial uncertainty. We will continue to pay close attention to the legislative and regulatory developments in data security and comply with the latest regulatory requirements.

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

For example, On February 7, 2021, the Anti-monopoly Commission of the State Council, promulgated Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines for identifying certain internet platforms’ abuse of market dominant position which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. In August 2021, the Standing Committee of the National People’s Congress officially promulgated the Personal Information Protection Law, which has come into effect in November, 2021. The Personal Information Protection Law provides the basic regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information. In addition, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for security review procedures for data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effect on February 15, 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators and Internet platform operators, and provide that Internet platform operators that possess the personal data of over one million users must apply for a review by the Cyber Security Review Office, if they plan listing of companies in foreign countries.

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

Furthermore, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which PRC regulators are required to accelerate rulemaking related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law, including (i) the Measures for the Security Assessment for Cross-border Transfer of Data promulgated in July 2022 and effective from September 1, 2022, which requires security review before transferring personal information and important data out of China in specific situations, and (ii) the Cybersecurity Review Measures promulgated in December 2021 and effective from February 15, 2022, which provides that, among others, a network platform operator that possesses personal information of more than one million users must apply to the Cybersecurity Review Office for a cybersecurity review when it seeks to list overseas, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital raising activities and our PRC subsidiary may become subject to more stringent requirements with respect to matters including data privacy, and cross-border investigation and enforcement of legal claims.

As of the date of this annual report, we have not received any inquiry, notice, warning, sanction or any regulatory objection to our current listing on a U.S exchange from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations. Notwithstanding the foregoing, our PRC legal counsel has advised us that, the current PRC laws and regulations related to overseas securities registration and other capital markets activities are constantly changing and some regulations are newly promulgated, for instance, the promulgation of the new filing-based administrative rules by the CSRC for overseas offering and listing by domestic companies in China, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities registration and other capital markets activities. If it is determined in the future that CSRC, the CAC or other approval were required for overseas listings like our company, our PRC subsidiary may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this registration into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Stocks. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt our current listing on a U.S. exchange. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that our PRC subsidiary obtaining their approvals, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on our business and operating results.

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

Under the Enterprise Income Tax Law (“EIT Law”), enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which have substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation (《国家税务总局关于境外注册中资控股企业依据实际管理机构标准认定为居民企业有关问题的通知》) on April 22, 2009, provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of daily operations function mainly in the PRC; (2) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) major assets, accounting books, company seals, and minutes and files of board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. In addition, the State Administration of Taxation recently promulgated the Interim Provisions on Administration of Income Tax of Chinese-Controlled Resident Enterprise Registered Overseas (《境外注册中资控股居民企业所得税管理办法(试行)》), effective from September 1, 2011, which clarified certain matters concerning the determination of resident status, administrative matters following this determination, and competent tax authorities. These interim provisions also specify that, when an enterprise that is both Chinese-controlled and incorporated outside of mainland China, receives PRC-sourced incomes such as dividends and interests, no PRC withholding tax is applicable if such enterprise has obtained a certificate evidencing its status as a PRC resident enterprise that is registered overseas and controlled by Chinese.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently exerted more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, could adversely affect our business, financial condition and results of operations and the value of our Stocks, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

The PRC legal system is evolving, and the resulting uncertainties could adversely affect us.

We conduct our business primarily through our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As the legislation in China and the PRC legal system has continued to evolve rapidly over the past decades and the PRC government has made significant progress in promulgating laws and regulations related to economic affairs and matters, for example, such laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, many of these laws and regulations are relatively new and there is a limited volume of published decisions and enactments. In particular, there exist substantial uncertainties surrounding the evolvement, interpretation and enforcement of regulatory requirements of cybersecurity, data security, privacy protection, anti-monopoly as well as overseas securities offering and listing by domestic companies, and we may need to take certain corresponding measures to maintain our regulatory compliance, such as adjusting the relevant business or transactions and introducing compliance experts and talents, which may incur additional related costs and adverse impact on our business. As a result, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Therefore, there are uncertainties involved in their implementation and interpretation, and it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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

Risks Relating to our Ordinary Shares

Uncertainty concerning the proposed going private transaction may adversely affect our business and the market price of the Ordinary Shares.

On July 11, 2022, GS Holdings entered into an agreement and plan of merger (the “Merger Agreement”) with Cheers Inc. (“Parent”) and GSMG Ltd. (“Merger Sub”) for the filing of the plan of merger with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”). Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will merge with and into GS Holdings and cease to exist, with GS Holdings continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Going Private Transaction”). If completed, the Merger would result in GS Holding becoming a privately held company and the Ordinary Shares no longer being listed on the Nasdaq Capital Market (“NASDAQ”). In addition, ninety days after the filing of Form 15 or such longer period as may be determined by the SEC, the Ordinary Shares and certain warrants currently listed on NASDAQ under the symbols “GSMG” and “GSMGW” respectively will be deregistered under the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended.

GS Holdings’ board of directors, acting upon the unanimous recommendation of the special committee of GS Holdings’ board of directors composed entirely of independent directors who are unaffiliated with the buyer group and any of the management members of GS Holdings, approved the Merger Agreement and recommends that the GS Holdings’ shareholders vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby. On October 27, 2022, GS Holdings held a general meeting of shareholders of which approximately 75.225% of the total outstanding Ordinary Shares voted in person or by proxy at the general meeting. Of these Ordinary Shares voted in person or by proxy at the general meeting, approximately 99.882% were voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the transactions contemplated thereby.

As of the date of this annual report, the Going Private Transaction has yet to be consummated. There can be no assurance that the parties to the Merger Agreement will continue to be pursued or consummated the Going Private Transaction. Whether consummated or not, the proposed Going Private Transaction risks diverting management focus, employee attention and other resources from strategic opportunities and from operational matters. Also, as the Going Private Transaction develops, certain events such as completion of the merger or an amendment to or termination of any merger agreement, may increase the volatility of the trading price of the Ordinary Shares. Furthermore, we could be subject to potential lawsuits in connection with the proposed going private transaction.

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

On March 24, 2021, the SEC adopted interim final amendments, which will become effective 30 days after publication in the Federal Register, relating to the implementation of certain disclosure and documentation requirements of the HFCAA (as amended by the Consolidated Appropriation Act, 2023). The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Before any registrant will be required to comply with the interim final amendments, the SEC must implement a process for identifying such registrants. As of the date of this annual report, the SEC is seeking public comment on this identification process. Consistent with the HFCAA (as amended by the Consolidated Appropriation Act, 2023), the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in that jurisdiction, and will also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which has been enacted under the Consolidated Appropriations Act, 2023, on December 29, 2022, as further described below.

On November 5, 2021, the SEC approved PCAOB Rule 6100, Board Determination Under the Holding Foreign Companies Accountability Act, effective immediately. The rule establishes “a framework for the PCAOB’s determinations under the HFCAA (as amended by the Consolidated Appropriation Act, 2023) that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction.”

On December 2, 2021, SEC has announced the adoption of amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the adopting release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA (as amended by the Consolidated Appropriation Act, 2023). The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, Public Company Accounting Oversight Board (PCAOB) issued a report on its determinations that PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA). The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it “was able to secure complete access to inspect and investigate audit firms in the People’s Republic of China (PRC) for the first time in history, in 2022. Therefore, on December 15, 2022, the PCAOB Board voted to vacate previous determinations to the contrary.” Notwithstanding the foregoing, uncertainties exist with respect to the implementation of these provisions and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol. In addition, under the HFCAA (as amended by the Consolidated Appropriation Act, 2023), our securities may be prohibited from trading on the U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in the Company’s common stock being delisted. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was enacted under the Consolidated Appropriations Act, 2023, as further described below.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive years that would trigger delisting from three years to two years, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not to have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

The audit report included in this annual report for the years ended December 31, 2022 and 2021, was issued by Assentsure, a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Assentsure in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If we do not engage an auditor that is subject to regular inspection by the PCAOB, our ordinary shares stock may be delisted.

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

We have been advised that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an “emerging growth company” for up to five years. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceed $1.235 billion, or the market value of our ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, we have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict if investors will find our shares less attractive because we may rely on these provisions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

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

Going Private Transaction

On July 11, 2022, the GS Holdings entered into an agreement and plan of merger (the “Merger Agreement”) with Cheers Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) and GSMG Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Merger Sub”), pursuant to which Merger Sub will merge with and into GS Holdings (the “Merger”) and cease to exist, with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly-owned subsidiary of Parent (“Going Private Transaction”).

Each of Parent and Merger Sub is an exempted company incorporated with limited liability under the laws of the Cayman Islands formed solely for purposes of the Merger. Parent, at the effective time of the Merger (the “Effective Time”), will be beneficially owned by the following persons and entities:

(a)	Mr. Bing Zhang, the founder, chairman of the board of directors of the Company (the “Board”) and chief executive officer of the Company (the “Chairman”);

(b)	Happy Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by the Chairman (“HSL”);

(c)	Mr. Jia Lu, a PRC citizen and a director and senior vice president of the Company;

(d)	Enjoy Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by Mr. Jia Lu (“ESL”);

(e)	Mr. Himanshu H. Shah, a citizen of the United States of America and the president and chief investment officer of Shah Capital Management, Inc.;

(f)	Shah Capital Management, Inc., a North Carolina corporation which serves as the investment adviser to Shah Capital Opportunity Fund LP (“Shah Capital”);

(g)	Shah Capital Opportunity Fund LP, a Delaware limited partnership (“Shah Opportunity”);

(h)	Mr. Ronghui Zhang, a PRC citizen and the director of Wealth Starlight Limited;

(i)	Wealth Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by Mr. Ronghui Zhang (“WSL”);

(j)	Mr. Wei Zhang, a PRC citizen who is a private investor;

(k)	Mr. Hui Lin, a PRC citizen and the director of Rich Starlight Limited;

(l)	Rich Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by Mr. Hui Lin (“RSL”);

(m)	Ms. Hanying Li, a PRC citizen and the director of Renny Consulting Ltd and Lilly Starlight Limited;

(n)	Renny Consulting Ltd, a company organized under the laws of the British Virgin Islands wholly owned by Ms. Hanying Li (“Renny Consulting”);

(o)	Lilly Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by Ms. Hanying Li (“LSL”);

(p)	Mr. Song Gao, a PRC citizen who is a private investor;

(q)	Mr. Peiyuan Qiu, a Canadian citizen and the director of Smart Best International Corporation;

(r)	Smart Best International Corporation, a British Virgin Islands company wholly owned by Mr. Peiyuan Qiu (“Smart Best”);

(s)	Mr. Zhengjun Zhang, a PRC citizen who is a private investor;

(t)	Mr. Nan Lu, a citizen of Hong Kong Special Administrative Region of the PRC who is a private investor;

(u)	Mr. Jianhua Wang, a PRC citizen who is a private investor;

(v)	Ms. Ailin Xin, a PRC citizen and the director of Ring & King Investment Co., Limited;

(w)	Ring & King Investment Co., Limited, a company organized under the laws of the British Virgin Islands wholly owned by Ms. Ailin Xin (“Ring & King”);

(x)	Gortune Investment Co., Ltd. (广东民营投资股份有限公司), a PRC joint stock company (“Gortune”);

(y)	Gortune Alternative Investment (Zhuhai Hengqin) Co., Ltd. (粤民投另类投资（珠海横琴）有限公司), a PRC limited liability company controlled by Gortune (“Gortune GP”);

(z)	Yuemintou Huiqiao No. 9 (Shenzhen) Investment Partnership (Limited Partnership) (粤民投慧桥玖号（深圳）投资合伙企业（有限合伙）), a PRC limited liability parternship (“Gortune SPV”);

(aa)	Mr. Yunfang Zhou, a PRC citizen and the sole shareholder, executive director and general manager of Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd.;

(bb)	Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd. (中晟鼎新投资基金管理（北京）有限公司), a PRC limited liability company wholly owned by Mr. Yunfang Zhou (“Zhongsheng Dingxin”);

(cc)	Mr. Ye Tian, a PRC citizen and the sole shareholder and director of iKing Way Limited;

(dd)	iKing Way Limited, a company organized under the laws of the Cayman Islands wholly owned by Mr. Ye Tian (“iKing Way”);

(ee)	Mr. Xiu Jin, a PRC citizen and the general partner of Shanghai Linsi Enterprise Management Partnership (Limited Partnership); and

(ff)	Shanghai Linsi Enterprise Management Partnership (Limited Partnership) (上海麟思企业管理合伙企业（有限合伙）), a PRC limited liability partnership (“Shanghai Linsi”).

The persons and entities listed in (a) through (w) are collectively referred to as the “Rollover Shareholders”. The persons and entities listed in (z), (bb), (dd) and (ff) are collectively referred to as the “Sponsors”. The persons and entities listed in (a) through (ff) are collectively referred to herein as the “Buyer Group”.

As of the date of this annual report, the Rollover Shareholders beneficially own approximately 72.8% of the total issued and outstanding ordinary shares of GS Holdings (collectively, the “Rollover Shares”). If the Merger is completed, the Company will continue its operations as a privately held company and will be beneficially owned by the Buyer Group and, as a result of the Merger, the Shares will no longer be listed on The Nasdaq Capital Market (“NASDAQ”).

Under the terms of the Merger Agreement, if the Merger is completed, at the Effective Time, each ordinary share, issued and outstanding immediately prior to the Effective Time, other than (a) the Rollover Shares, (b) ordinary shares owned by Parent, Merger Sub, GS Holdings (as treasury, if any) or any of their respective subsidiaries immediately prior to the Effective Time, (Shares described under (a) and (b) above are collectively referred to as the “Excluded Shares”), (c) ordinary shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of GS Holdings who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Cayman Islands Companies Act (As Revised) (the “CICA”) (collectively, the “Dissenting Shares”), will be cancelled in exchange for the right to receive US$1.55 in cash per ordinary share without interest and net of any applicable withholding taxes. The Rollover Shares will be contributed to Parent in exchange for newly issued shares of Parent at or immediately prior to the Effective Time, which Rollover Shares shall subsequently be cancelled for no consideration in accordance with the Merger Agreement immediately prior to the Effective Time. The Excluded Shares other than Rollover Shares will be cancelled for no consideration immediately prior to the Effective Time. The Dissenting Shares will be cancelled at the Effective Time and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the CICA.

Each Public Warrant (as such term is defined in the Warrant Agreement as defined below) that is issued and outstanding immediately prior to the Effective Time shall become a warrant of the Surviving Company pursuant to the terms of the Warrant Agreement, dated as of August 15, 2018, by and between GS Holdings and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”).

Each Private Warrant (as such term is defined in the Warrant Agreement) that is issued and outstanding immediately prior to the Effective Time shall become a warrant of the Surviving Company pursuant to the terms of the Warrant Agreement.

Each ordinary share purchase warrant, each entitling the holder thereof to purchase one Share of GS Holdings at an exercise price of US$4.10 per whole share (each a “Follow-on Offering Warrant”), that is issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be cancelled for no consideration pursuant to Section 3(d)(i) of the Follow-on Offering Warrant.

In addition, at or immediately prior to the Effective Time, the Company shall terminate its 2019 Equity Incentive Plan and any relevant award agreements entered into under such plan.

The Buyer Group intends to fund the merger consideration through equity financing provided by the Sponsors pursuant to the equity commitment letters dated as of July 11, 2022 issued by the Sponsors (the “Equity Commitment Letters”). In calculating this amount, GS Holdings and the Buyer Group did not consider the value of the Rollover Shares, which will be contributed to Parent in exchange for newly issued shares of Parent at or immediately prior to the Effective Time, which Rollover Shares shall subsequently be cancelled for no consideration in accordance with the Merger Agreement immediately prior to the Effective Time.

The special committee of the board of directors of GS Holdings, (the “Board”) consisting of two independent directors, Mr. Ke Chen and Mr. Zhihong Tan (the “Special Committee”) reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger, and the transactions contemplated by the Merger Agreement, including the Merger. On July 11, 2022, the Special Committee unanimously (a) determined that that it is fair (both substantively and procedurally) to and in the best interests of GS Holdings and its shareholders (other than the Rollover Shareholders), or the unaffiliated security holders, and declared it advisable, to enter into the Merger Agreement, the Plan of Merger, and the transactions contemplated by the Merger Agreement, including the Merger, (b) recommended that the Board authorize and approve the execution, delivery and performance of the Merger Agreement, the Plan of Merger, and the transactions contemplated by the Merger Agreement, including the Merger, and (c) recommended that the Board direct that the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, be submitted to a vote at a general meeting of the shareholders of the Company with the recommendation of the Board that the shareholders of the Company authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

On July 11, 2022, the Board (other than the Chairman and Mr. Jia Lu, members of the Buyer Group, who did not participate in or vote upon any matters discussed during the Board meeting, owing to their respective interests in the proposed transaction), after carefully considering all relevant factors, including the unanimous determination and recommendation of the Special Committee, on behalf of the Company, (a) determined that it is fair (both substantively and procedurally) to and in the best interests of the Company and the unaffiliated security holders, and declared it advisable, to enter into the Merger Agreement, the Plan of Merger, and the transactions contemplated by the Merger Agreement, including the Merger, (b) approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, and the transactions contemplated by the Merger Agreement, including the Merger, and (c) resolved to recommend that the shareholders of the Company authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

On October 27, 2022, GS Holdings held a general meeting of shareholders of which approximately 75.225% of the total outstanding Ordinary Shares voted in person or by proxy at the general meeting. Of these ordinary shares voted in person or by proxy at the general meeting, approximately 99.882% were voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the transactions contemplated thereby.

As of the date of this annual report, the Going Private Transaction has yet to be consummated. There can be no assurance that the parties to the Merger Agreement will continue to be pursued or consummated the Going Private Transaction.

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

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. We maintain an Internet site at http://gsmg.co. However, information contained in, or that can be accessed through our website or any other website cited in this annual report is not part of this annual report.

Our principal executive offices are located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, Our telephone number at this address is + 86-10-87700500.

B. Business Overview

We provide advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China. Major production from us includes short videos, online variety show, online drama, living stream and Cheers series. After launching our CHEERS app in 2018, we are fast becoming one of the leading content driven e-commerce platforms in China. We focus on creating original lifestyle content to monetize our advertising and e-commerce platform. We mainly offer and generate revenue from the copyright licensing of self-produced content, advertising and customized content production and CHEERS e-Mall marketplace service, membership fees, and others. We intend to capitalize on the immense growth potential of China’s live streaming and e-commerce markets while cultivating new, innovative monetization opportunities.

We plan on further expanding our mobile and online business by introducing new apps to the market and thus creating a CHEERS ecosystem. In 2021, we launched CheerCar, our self-developed onboard interactive entertainment app; in 2022, we launched CheerReal, our brand-new digital collection NFT app, which allows different cultural elements to coincide and brings a new immersive experience of digital arts; as part of our ongoing expansion of our CHEERS ecosystem, we are also developing and testing CheerChat, our overseas social audio app, which will provide our users with individual and group matching functions, while connecting high-quality content communities that utilize intelligent voice translation technology, and is anticipated to launch in 2023.

In addition, as part of our long term retail strategy, we plan to leverage our CHEERS ecosystem, blockchain technologies and strategic collaborations with various partners on AR and VR technologies, to develop a metaverse platform that features a virtual world containing immersive experiences in intelligent retail, video on demand, social networking, gaming and NFT. As a pioneer, our strategy has always been committed to advanced technology, innovation and digital disruption in the media and entertainment industry.

Key Metrics

We monitor the following key metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, and make strategic decisions:

●	CHEERS App Downloads. We define this metric as the total number of downloads of the CHEERS App as of the end of the period. Because we have expanded into e-commerce through our CHEERS App, we believe that this is a key metric in understanding the growth in this business. The number of downloads demonstrates whether we are successful in our marketing efforts in converting viewers of our professionally-produced content on other platforms to the CHEERS App. We view the number of downloads at the end of a given period as a key indicator of the attractiveness and usability of our video platform and the increased traffic to our e-Mall platform. The table below sets forth the total number of downloads of the CHEERS App as of the end of the period indicated:

	December 31,
	2021	2022
	(in Millions)
App Downloads
CHEERS video	259	342
CHEERS e-Mall	12.5	34.5

●	Monthly Active Users (MAU). We define monthly active users, or MAU, as a user who has logged in or accessed our online video content and/or our e-commerce platform using the CHEERS App, whether on a mobile phone or tablet. We calculate MAU using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. MAU is a tool that our management uses to manage their operations. In particular, our management sets daily targets of MAU and monitors the MAU to see whether to make adjustments as to the promotional activities, advertising campaign, and/or online video contents. The table below sets forth the MAU on our CHEERS App as of the end of the period indicated:

	December 31,
	2021	2022
	(in Millions)
MAU
CHEERS video	45.3	47.7
CHEERS e-Mall	2.3	3.8

●

Repurchase Rate (RPR). We track RPR to analyze the effectiveness of our marketing as well as customers retention, which is vital to our e-Mall. RPR is calculated as the percentage of our customers who have placed more than one order within a certain period of time. For the 360 days period during the commercial year of 2022,  our CHEERS e-Mall RPR was 34.5%.

●

Daily Time Spent (DTS). We measure DTS as an additional metric to evaluate the attractiveness of our video content and stickiness of users. The average DTS using our CHEERS video during the commercial year of 2022 was 56 minutes.

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

Since our establishment, we have focused on developing an ecosystem for our users that incorporates quality content, e-commerce, social networking, and gaming. These core elements have formed the basis of our future metaverse platform and continues to provide us a strong competitive advantage in realizing our new strategic objectives. We plan to continue to integrate our cutting edge blockchain technologies, massive user base from our CHEERS ecosystem, quality content offerings, and our e-commerce platform, with our strategic partners for 5G and AR technologies, NFT technologies, and VR equipment suppliers, to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. By leveraging our CHEERS video and e-Mall platforms, we aim to continue researching and developing different entertainment and shopping applications for our planned metaverse platform, and to provide a suite of tools for our users to facilitate the development of new content by creators. We plan to continue to develop and implement our new business initiatives by investing in ongoing research on the latest innovative technologies.

CHEERS App - Video Platform

The CHEERS video platform is a professionally-produced and curated media platform that engages users with high-quality videos featuring lifestyle, culture, and fashion, and continues to develop lifestyle short videos and interactive live-broadcasting. We have continued to receive interests from users and content creators to join the CHEERS video platform and we upgraded the platform on December 1, 2021 to include UGC rights management system. With these upgrades, users now have access and opportunity to co-build the platform and contribute to the improvement of the content production ecosystem. We have made a new strategic plan of cultivating outstanding UGC creators and producing high quality UGC in the long run in partnership with us. The plan includes multiple initiatives such as traffic support and cash subsidies for UGC creators and guidance of trending topics to support the creation of high-quality videos. We will also adopt NFT technology to help guard the copyrights of the platform’s original content.

In addition, we plan to attract influencers with a high number of followers/traffic to help accelerate the platform’s adoption. We expect to enhance the relationship between users and the platform to accelerate user engagement by leveraging our production value with leading content creators. We expect the platform’s profitability to increase by creating new income streams for users and converting the platform’s traffic into additional revenue.

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

Live streaming e-commerce is emerging as one of the most innovative and monetizable tools for content creators. To protect the interests of our content creators, which is one of the values that we uphold in our ecosystem, we connects CHEERS e-Mall’s SAAS supply chain system to the platform, allowing content creators to choose relevant products to sell at their own discretion. Creators can earn commissions and receive related task rewards from their live streaming content. In addition, the platform utilizes blockchain technology to ensure each transaction is correctly ledgered. Through these measures, we believe we have built a substantial closed-loop business model and created additional value for clients within our ecosystem and enhances user engagement, which should help us continue to expand its revenue potential on the CHEERS ecosystem.

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

Since 2021, six (6) live streaming shows have been launched, including three (3) on external platforms to increase diversity in content output and enhance brand effect, which further consolidated the competitiveness of our business. The following is a summary of our current live-streaming shows:

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

CheerCar App

CheerCar is our self-developed interactive entertainment app launched among the first batch on Tencent Auto Intelligence, an Internet of Vehicles ecosystem. As an onboard interactive entertainment app that was designed to provide entertainment in vehicles, CheerCar makes connections between passengers and in-vehicle infotainment systems closer and more efficient. As an app in Tencent’s IoV ecosystem, CheerCar allows users to set preferences and browse individualized content from our library of high-quality videos that are available on its CHEERS video platform. CheerCar also uses a personalized intelligent algorithm recommendation system to recommend contents based on user’s preferences.

CheerReal App

CheerReal is our self-developed brand-new digital collection NFT app launched in September 2022, which allows different cultural elements to coincide and brings a new immersive experience of digital arts that derived from the traditional field.

With efficient and close connections between artists, collectors, and the marketplace. CheerReal aims to accelerate the digitization of cultural and artworks, promote and maximize the value of digital assets, and create a new ecosystem of the digital asset.

CheerChat App

CheerChat is our overseas social audio app which has entered the beta phase of testing since 2021. By leveraging the traffic and monetization systems of our CHEERS video and CHEERS e-Mall platforms, our CheerChat app will have strong and distinct competitive advantages in penetrating the social audio market. CheerChat will provide users with individual and group matching functions, while connecting high-quality content communities that utilize intelligent voice translation technology. Our innovative technology and business model will provide its CheerChat users with unique social scenarios and a more personalized entertainment experience for social audio networking. We believe that launch of our CheerChat app will be a key development in our progression into the metaverse.

The launch of CheerChat app was expected in 2022, but has been delayed until 2023 due to development and implement of AI technology, which will improve the overall user experience and development of our CHEERS ecosystem. The launch of CheerChat demonstrates our emphasis on continuing to apply innovative technologies to our business model and create further value through strategic investment in research and development. This long-term vision enables us to maintain our leading position in the new media industry.

Metaverse Experience Centers

 The development and launch of the Glory Star metaverse experience centers has been postponed. We plan to develop the Glory Star metaverse experience centers that will give users the opportunity to experience the virtual world firsthand. Users will be able to create their own NFTs, make purchases in virtual shopping malls, interact in digital social connections, and enjoy immersive gaming experiences. The experience centers will be the true integration of reality with the virtual world, and through the right application of 5G, AI, AR and VR technologies, we will make this a seamless experience to the real world.

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

Drama & Variety Shows

We have partnered with third parties to produce and license original online drama and variety show series for distribution on online video platforms. We currently developed the following drama series and variety shows:

My Greatest Hero	This TV series explores the lives of a high school tennis team. This program is in partnership with iQIYI and has become one of the most popular youth TV series.

Hi! Rap Season 1	This variety show was developed in 2018 as a “light-variety” talk show.

Hi! Rap Season 2	In 2019, we developed season 2 of this variety show. It is currently one of the most popular variety shows in China.

Hi! Rap Season 3	Hi! Rap Season 3 has become one of the most sought after online variety shows for millennials since its initial launch on August 22, 2020.

Star Makeover	Since premiering on May 5, 2021, the show’s ratings have skyrocketed and the Show has also continued to maintain top ratings for mainstream TV programs in China.

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

According to the iResearch market research report that we commissioned in July 2020, Market Overview of Content-Driven E-commerce Platform in China, the total e-commerce market sales in China reached RMB34,810 billion in 2019, with a compound annual growth rate (CAGR) of 12.4% from 2015 to 2019. The e-commerce sales in China grew faster than that of total retail sales of consumer goods in China, which had a CAGR of 8.1% from 2015 to 2019.

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

Employees

As of December 31, 2022, we had 138 full time employees. We have entered into written employment contracts with all of our employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

The following table sets forth a breakdown of employees categorized by function as at December 31, 2022:

Department	Headcount	Percentage of Total
Human Resource and General Management Department	8	5.8%
Financial Management Department	8	5.8%
Business Development and Securities Department	1	0.7%
Public and Investor Relations Department	3	2.2%
Information Technology and Research Department	11	8.0%
Integrated Content Marketing Department	27	19.5%
CHEERS Platform and e-Mall Department	80	58.0%
Total	138	100.00%

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

As of December 31, 2022, we owned 75 registered trademarks in the PRC, and 10 registered trademark in Hong Kong. In addition, as of December 31, 2022, we had 59 registered copyrights in the PRC (including 50 software copyrights relating to various aspects of our operations and 9 artwork copyrights). The software and artwork are crucial to our business.

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

Regulations on Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

On June 28, 2017, the National Development and Reform Commission (the “NDRC”), and Ministry of Commerce (“MOFCOM”), promulgated the Foreign Investment Catalog which was implemented on July 28, 2017. For foreign investment, the Foreign Investment Catalog is divided into encouraged industries, restricted industries and prohibited industries, and industries which are not listed in the Foreign Investment Catalog are categorized as the permitted industries for foreign investment. The list of restricted industries and prohibited industries in the Foreign Investment Catalog was abolished by the Special Administrative Measures for Foreign Investment Access (Negative List) (2018 Edition), which was then replaced by Special Administrative Measures for Foreign Investment Access (Negative List) (2019 Edition) (the “2019 Negative List”) promulgated on June 30, 2019 by NDRC and MOFCOM and implemented on July 30, 2019. According to the 2019 Negative List, foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM, or the Ministry of Industry and Information Technology (“MIIT”) for the incorporation of the joint ventures and the business operations. The 2020 and 2021 Negative lists published later still retain the aforementioned requirements for foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communications, store-and-forward, and call center services).

Foreign Direct Investment in Value-Added Telecommunications Companies

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001, as amended on September 10, 2008, February 6, 2016 and May 1, 2022, or the FITE Regulations, unless otherwise provided for by the state, the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services.

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

In May 2015, the State Council promulgated the Opinions on Striving to Develop E-commerce to Speed Up the Cultivation of New Economic Driving Force in order to lower the requirements for market access, further simplify the registration of registered capital, deeply promote the reform from “certificate before license” to “license before certificate” in the field of e-commerce and simplify the approval process for the overseas listing of e-commerce enterprises in the territory and encourage the cross-border RMB direct investment in the field of e-commerce.

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

On August 31, 2018, the NPC promulgated the PRC E-Commerce Law, which became effective on January 1, 2019, and aims to regulate the e-commerce activities conducted within the territory of the PRC. Pursuant to the E-Commerce Law, an e-commerce platform operator shall (i) collect, verify and register the truthful information submitted by the third-party merchants that apply for selling products or providing services on its platform, including the identities, addresses, contacts and licenses, establish registration archives and update such information on a regular basis; (ii) submit the identification information of the third-party merchants on its platform to market regulatory administrative department in accordance with regulations and remind the third-party merchants to complete the registration with market regulatory administrative department; (iii) submit identification information and tax-related information of the third-party merchants on its platform to tax authorities in accordance with the laws and regulations regarding the administration of tax collection and remind the individual third-party merchants to complete the tax registration; (iv) record and retain the information of the products and services and the transaction information on its platform for no less than 3 years; (v) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (vi) display the noticeable labels regarding the products or services provided by the platform operator itself on its platform, and take liabilities for such products and services; (vii) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and restrain from deleting such comments; and (viii) establish intellectual property protection rules, and take necessary measures when any intellectual property rights holder notify the platform operator that his intellectual property rights have been infringed.

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

The Civil Code of the PRC, which was enacted by the NPC, in May 2020 and took effect on January 1, 2021, also provides that if the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content as required, in a timely manner. Otherwise, it will be jointly liable with the respective online user for the extended damages.

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

As of December 31, 2022, we had fifty (50) registered software copyrights and nine (9) artwork copyrights.

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

As of December 31, 2022, we had seventy-five (75) registered trademarks in the PRC and ten (10) registered trademarks in Hong Kong.

Regulations on Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which were promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017, and the Detailed Rules for the Implementation of National Top-level Domain Name Registration, which were promulgated by China Internet Network Information Center and took into effect on June 18, 2019. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a “first come, first file” principle. The applicants will become the holders of such domain names upon the completion of the registration procedure.

As of December 31, 2022, we had 6 domain names in PRC.

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

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation or the SAFE Circular No. 28, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations.

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

According to several opinions and administrative measures issued by Beijing Municipal People’s Government, the enterprise recognized as qualified high and new technology enterprises by Zhongguancun Science Park Management Committee is entitled to a series of special services and financial supports when it meets certain criteria, such as financial incentive for being award of patents and registration of international trademarks, more opportunities of participate in intergovernmental scientific and technological cooperation projects, more opportunities of its technologies, products and services enter the international market, entrepreneurship training related services and other preferential treatments.

In May 2022 and December 2022, Leshare Star (Beijing) Technology Co., Ltd.（悦享星光（北京）科技有限公司）was recognized as qualified high and new technology enterprise (“国家专精特新企业”) by National Ministry of Industry and Information Technology, National Ministry of Science and Technology, and will entitle them aforesaid preferential treatments, subject to certain qualification criteria, from 2022 to 2025.

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

Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other PRC sourced passive income of non-resident enterprises. The Implementation Rules reduced the rate from 20% to 10%. The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the “beneficial owner” under the Arrangement. Notice on the Implementation of the Fifth Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, Notice on the Implementation of the Fourth Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (Announcement [2016] No.12 of the State Administration of Taxation), Announcement of the State Administration of Taxation on the Implementation of the Third Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, Announcement [2011] No.1 , Notice on the Implementation of the Second Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (Guo Shui Han [2008] No. 685) and Circular of the State Administration of Taxation on Interpreting and Implementing Some Clauses in the Arrangement between Mainland China and Hong Kong SAR concerning Avoiding Double Taxation and Preventing Tax Evasion on Income(Guo Shui Han [2007] No. 403), which was partially repealed on January 4, 2011 and August 27, 2015, have amended the Arrangement accordingly.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 26, 2009. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on our official website procedures regarding our approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC. We believe that CSRC approval under the M&A Rules is not required as we are not a special purpose vehicle formed for listing purpose which have acquired PRC domestic companies’ equities with its share prior to the listing of its shares on the Nasdaq Stock Market.

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

Measures Regarding Overseas Securities Offering and Listing by Domestic Companies

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which will come into force since March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas.

If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event.

The Trial Administrative Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

According to the Trial Administrative Measures, if a domestic company fails to fulfill filing procedure, or offers and lists securities in an overseas market in violation of the measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose relevant fines. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed relevant fine. Besides, controlling shareholders and actual controllers of the domestic company that organize or instruct the aforementioned violations as well as directly liable persons-in-charge and other directly liable persons shall be imposed fines according to the measures.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which will also become effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, if documents and materials that, if leaked, will be detrimental to national security or public interest, are involved, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable regulations. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

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

The following diagram illustrates our corporate structure as of December 31, 2022. Unless otherwise indicated, equity interests depicted in this diagram are held 100%. The relationships between WFOE and Xing Cui Can, and WFOE and Horgos as illustrated in this diagram are governed by the VIE Contracts and do not constitute equity ownership.

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

D. Property, Plants and Equipment

Our principal executive office is located at 22F, Xinhua Technology Building, No. 8 Tuofangying Road, Jiangtai, Chaoyang District, Beijing, People’s Republic of China, which has approximately 1,770 square meters of office space. As of December 31, 2022, we also rent an additional six (6) facilities primarily used for office space. We lease a total of 2,246 square meters of office space, including our principal executive office. We pay monthly rent of approximately $48,751 per month. We believe that our current offices are suitable and adequate to operate our business at this time. We do not own any real property.

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

Key Factors that Affect Operating Results

The long-term effects of the global COVID-19 pandemic may negatively impact our business and content production capacity, which could disrupt our business and affect out operating results.

The continuation of COVID-19 pandemic has caused business slow-down for us and affected our content production capacity and e-commerce logistics in 2022, resulting in decrease of revenue from our customized content production, copyrights and CHEERS e-Mall marketplace service. The extent to which the COVID-19 pandemic may further impact our business and financial performance will depend on future developments, which are highly uncertain and largely beyond our control. Even if the economic impact of COVID-19 gradually recedes, the pandemic will have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate. While we have resumed business operations, there remain significant uncertainties surrounding the continuation of COVID-19 pandemic. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or will not occur again. Hence, the extent of the business disruption and the related impact on our financial results and outlook cannot be reasonably assured at this time.

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

A. Operating Results

Our operating results are affected by the competitive environment both in media and online retail industries, our ability to retain customer stickiness and increase market shares which plays a vital role. In 2022, our content production capacity and e-commerce logistics were adversely impacted by the COVID-19 lockdown restrictions, resulting our revenues from customized content production, copyrights and CHEERS e-Mall marketplace service were so affected. In addition, our operating results are also determined by the economic recovery in China.

We have confidence in our overall market positioning and strategy. With a strong and efficient execution, we believe that our operating performance will continue to thrive and we will be able to provide more valuable content and products to our users and customers.

Results of Operations

Comparison of Operation Results for the Years Ended December 31, 2021 and 2022

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

(in U.S. dollars in thousands, except for percentages)
	For the years ended
	December 31,
	2021		2022		Change
	$	%	$	%	$	%
Revenues	153,012	100.00	157,079	100.00	4,067	2.66
Operating expenses:
Cost of revenues	(34,944)	(22.84)	(40,580)	(25.83)	(5,636)	16.13
Selling and marketing	(77,520)	(50.66)	(82,534)	(52.54)	(5,014)	6.47
General and administrative	(3,341)	(2.18)	(5,908)	(3.76)	(2,567)	76.83
Research and development	(920)	(0.60)	(1,331)	(0.85)	(411)	44.67
Total operating expenses	(116,725)	(76.28)	(130,353)	(82.99)	(13,628)	11.68

Income from operations	36,287	23.72	26,726	17.01	(9,561)	(26.35)

Other (expenses) income:
Interest expense, net	(513)	(0.34)	(93)	(0.06)	420	(81.87)
Change in fair value of warrant liability	809	0.53	(62)	(0.04)	(871)	(107.66)
Other income(expense), net	(255)	(0.17)	282	0.18	537	(210.59)
Total other income	41	0.03	127	0.08	86	209.76
Income before income taxes	36,328	23.74	26,853	17.10	(9,475)	(26.08)
Income tax expense	(976)	(0.64)	(413)	(0.26)	563	(57.68)
Net income	35,352	23.10	26,440	16.83	(8,912)	(25.21)

Revenues

We primarily have two business segments: namely Cheers App Internet Business and Traditional Media Businesses. Our Cheers App Internet Business generates advertising revenue from broadcasting IP short videos, live streaming and advertising through our Cheers App and service revenue from our Cheers E-mall marketplace. Our Traditional Media Business mainly contributes to the advertising revenue from our Cheers TV-series, copyright revenue, customized content production revenue and others. As a result, our business operation is riding on these four broad categories of revenue streams: advertising, copyright licensing, customized content production and CHEERS e-Mall market service.

Our revenues in the year of 2022 were US$157 million compared to US$153 million in the same period of 2021, which approximately maintained at the same level. Despite the uncertain external environment, we are proud of our outstanding performance on a continual base. We believe that they are due to the company’s effort to enhance brand recognition and user traffic generation, leading to more exposure and high popularity of our apps, consequently, gaining a competitive edge during the fiscal year of 2022.

Our biggest source of revenue is Advertising revenue, $152 million for the year ended December 31, 2022, which is a 14.4% increase as compared with that of the year ended December 31, 2021. Revenues from customized content production, copyrights and CHEERS e-Mall marketplace service declined due to COVID-19 lockdown restrictions

Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

Cost of revenues consists primarily of production cost of TV series, short stream video, live stream and network drama, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of our online game and shopping platform CHEERS App such as bandwidth cost and amortization of intangible assets. Our cost of revenues increased to $40.6 million, for the year ended December 31, 2022 from $34.9 million for year ended December 31, 2021, mainly attributed by the production cost, as a result of our continued investment in quality content. That helps to gain and secure our competitive edge in the industry.

Our sales and marketing expenses primarily consist of salaries and benefits of sales department, user acquisition expense, advertising fee, travelling expense and CHEERS e-Mall marketing expense. Our sales and marketing expenses increased by $5 million, to $82.5 million for the year ended December 31, 2022 from $77.5 million for the year ended December 31, 2021, mainly due to an increase in marketing and advertising fees to enhance the Company’s brand recognition and user traffic generation.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management and bad debt provision expense for accounts receivable and professional service fees. Our general and administrative expenses increased by $2.6 million, or 76.8%, to $6.0 million for the year ended December 31, 2022 from $3.3 million for the year ended December 31, 2021. mainly attributed by recording more allowance for credit loss for the year ended December 31, 2022. After considering all circumstances on collection of receivable, e.g. historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions and forecasts of future economic conditions, recording more bad debt provision represent the financial statements in a true, fair view and prudent manner.

Our research and development expenses consist primarily of salaries and benefits for our research and development department. Research and development expenses for the years ended December 31, 2021 and 2022 were $0.9 million and $1.3 million, respectively. Such increase was primarily due to the continued investment in the IT infrastructure, user-friendliness upgrades, and continual implementation on content driven strategies.

Other income, net

Other income, net for the year ended December 31, 2022 was $0.13 million, which mainly includes our other income in the amount of $0.28 million income off set by interest expense and change in fair value of warrant liability. Other income, net for the year ended December 31, 2021 was $0.04 million, which primarily included the change in fair value of warrant liability in the amount of $0.8 million and partially offset by the interest expense and other expense in the amount of $0.76 million.

The change in fair value of warrant liability for the year ended December 31, 2022 represents a net remeasurement loss of $0.06 million for the private placement warrants. The private placement warrants were issued in connection with the initial public offering of TKK Symphony Acquisition Corporation (“TKK”) and recorded to our consolidated financial statements as a result of the Company’s merger with TKK and the reverse recapitalization that occurred on February 14, 2020. As of February 14, 2020, TKK had 13,000,000 of private placement warrants outstanding. The fair value of the private warrants as of December 31, 2021 and December 31, 2022 was estimated to be $24 thousand and $86 thousand, respectively, by using the binomial option valuation model. The change in fair value as of December 31, 2022 as compared to that of December 31, 2021 amounted to $62 thousand, which was recognized in the consolidated statements of operations.

Income tax expense, net

Income tax expense for the year ended December 31, 2022 was net of $0.4 million, as compared to net of $1.0 million for the year ended December 31, 2021.

Net Income

As a result of the foregoing, we had a net income of $26.4 million (including the revaluation gain of warrant liability related to private warrants) in 2022, as compared to a net income of $35.4 million (including the revaluation gain of warrant liability related to private warrants) in 2021.

Segment information

We have two operating segments, namely Cheers APP Internet Business and Traditional Media Businesses. Our Cheers APP Internet Business generates advertising revenue from broadcasting IP short videos, live streaming and APP advertising through our Cheers APP and service revenue from our Cheers E-mall marketplace. Our Traditional Media Business mainly contributes to the advertising revenue from our Cheers TV-series, copyright revenue, customized content production revenue and others. The table below measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

	For the Years Ended
	December 31,
	2021	2022
	U.S. dollars)
	(in thousands of
Net revenues:
Cheers APP Internet Business	$135,263	$144,045
Traditional Media Business	17,749	13,034
Total segment net revenues	$153,012	$157,079
Total consolidated net revenues	$153,012	$157,079
Operating income：
Cheers APP Internet Business	$32,081	$24,510
Traditional Media Business	4,210	2,218
Total segment operating income	$36,291	$26,728
Unallocated item*	(4)	(2)
Total consolidated operating income	$36,287	$26,726

*	The unallocated item for the years ended December 31, 2021 and 2022 presents the share-based compensation for employees, which is not allocated to segments.

Comparison of Operation Results for the Years Ended December 31, 2020 and 2021

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

(in U.S. dollars in thousands, except for percentages)
	For the years ended
	December 31,
	2020		2021		Change
	(Restated)
	$	%	$	%	$	%
Revenues	123,763	100.00	153,012	100.00	29,249	23.63
Operating expenses:
Cost of revenues	(38,481)	(31.09)	(34,944)	(22.84)	3,537	(9.19)
Selling and marketing	(43,827)	(35.41)	(77,520)	(50.66)	(33,693)	76.88
General and administrative	(10,095)	(8.16)	(3,341)	(2.18)	6,754	(66.90)
Research and development	(691)	(0.56)	(920)	(0.60)	(229)	33.14
Total operating expenses	(93,094)	(75.22)	(116,725)	(76.28)	(23,631)	25.38

Income from operations	30,669	24.78	36,287	23.72	5,618	18.32

Other (expenses) income:
Interest expense, net	(282)	(0.23)	(513)	(0.34)	(231)	81.91
Change in fair value of warrant liability	19,714	15.93	809	0.53	(18,905)	(95.90)
Other income (expenses), net	531	0.43	(255)	(0.17)	(786)	(148.02)
Total other (expenses) income	19,963	16.13	41	0.03	(19,922)	(99.79)
Income before income taxes	50,632	40.91	36,328	23.74	(14,304)	(28.25)
Income tax expense	(1,673)	(1.35)	(976)	(0.64)	697	(41.66)
Net income	48,959	39.56	35,352	23.10	(13,607)	(27.79)

Revenues

We primarily have two business segments: namely Cheers APP Internet Business and Traditional Media Businesses. Our Cheers APP Internet Business generates advertising revenue from broadcasting IP short videos, live streaming and APP advertising through our Cheers APP and service revenue from our Cheers E-mall marketplace. Our Traditional Media Business mainly contributes to the advertising revenue from our Cheers TV-series, copyright revenue, customized content production revenue and others.

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

Segment information

We have two operating segments, namely Cheers APP Internet Business and Traditional Media Businesses. Our Cheers APP Internet Business generates advertising revenue from broadcasting IP short videos, live streaming and APP advertising through our Cheers APP and service revenue from our Cheers E-mall marketplace. Our Traditional Media Business mainly contributes to the advertising revenue from our Cheers TV-series, copyright revenue, customized content production revenue and others. The table measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

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

B. Liquidity and Capital Resources

As of December 31, 2020, 2021, and 2022, our principal sources of liquidity were cash and cash equivalents of approximately $17.7 million, $77.3 million and $70.5 million, respectively. Working capital at December 31, 2022 was $151 million. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantially all of our cash and cash equivalents as of December 31, 2022 were held in China, of which all are denominated in Renminbi (RMB). In addition, we are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and VIEs in China. As a result, our ability to pay dividends, if any, depends upon dividends paid by our wholly-owned subsidiaries. We do not anticipate to pay any dividends in the future as any net income earned will be reinvested in the Company. In addition, our WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our WFOE to business development and do not plan to request dividend distributions from the WFOE.

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

Cash Flows

The following table summarizes our cash flows for the years indicated:

	Years Ended December 31,
	2020	2021	2022
	(in thousands of U.S. dollars)
Net cash provided by operating activities	8,741	46,455	7,739
Net cash used in investing activities	(4,418)	(1,051)	(7,989)
Net cash provided by financing activities	5,381	13,286	508
Effect of exchange rate changes	1,108	881	(7,078)
Net increase (decrease) in cash, cash equivalents and restricted cash	10,812	59,571	(6,820)

We primarily fund our operations from our net revenues and bank loans. During the years ended December 31, 2021 and 2022, our account receivables have increased and we have had to supplement our cash flow. We intend to continue focusing on timelier collections of account receivable which should enhance our cash flows. We anticipate that the major capital expenditure in the near future is for the further enhancement of our CHEERS App. To enhance its proposed growth, we anticipate raising capital through the issuance of equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Net cash provided by operating activities was $7.7 million for the year ended December 31, 2022. This consisted primarily of net income of $26.4 million, and a decrease of prepayment of $16.9 million due to the decrease of the purchase of production content from third party and the increase of own produce content; partially offset by an increase of accounts receivable in the amount of $42.1 million as a result of the increased revenue.

Investing Activities

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

Net cash used in investing activities was $8.0 million for the year ended December 31, 2022, which was primarily derived from the payments to the acquisition of intangible assets and the purchases of equipment, which was acquired to enhance the shopping, game, media functions of CHEERS App for the future growth of business and operation.

Financing Activities

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

Net cash provided by financing activities was $0.5 million for the year ended December 31, 2022, consisted of the repayments of bank loans and loan origination fees of $6.3 million due to the maturity of bank loans; offset by the capital contribution of $0.7 million from Glory Star Group shareholders and the amount of $6.1 million from short term borrowings.

Please refer to “Notes to Consolidated Financial Statements—Note 9. Bank Loans” for the details of loan terms and interest rates.

C. Research and development

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We compete aggressively for engineering talent and work closely with top IT firms through outsourcing to address challenges such as AI recommended search engine, block chain scoring e-mall, network games battle platform, data warehouse, social networking E-commence V3.0, video media warehouse. In 2020, 2021 and 2022, our research and development expenditures were $0.7 million, $0.9 million and $1.3 million, respectively. In addition, intangible asset increased by $3.2 million from $18 million as of December 31, 2020 to $21.2 million as of December 31, 2021, as compared to an increase of $5.9 million to $27.1 million as of December 31, 2022, as a result of the capitalization of research and development expenditures. We plan to continue investing in and improving our CHEERS App to further increase user friendliness, functionality and efficiency.

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

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the years ended December 31, 2020, 2021 and 2022, $15,970, $7,375 and $128 were amortized to the cost of sales, respectively, and as of December 31, 2021 and December 31, 2022, none and $770 were recorded as impairment allowance.

Impairment of long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2020, 2021 and 2022.

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

The following table identifies the disaggregation of our revenue for the years ended December 31, 2020, 2021 and 2022, respectively:

	For the years ended December 31,
	2020	2021	2022
	(In U.S. dollars in thousands)
Category of Revenue:
Advertising revenue	$104,664	$132,918	$152,086
Customized content production revenue	10,200	5,326	-
Copyrights revenue	6,883	7,478	4,217
CHEERS e-Mall marketplace service revenue	1,517	6,807	306
Other revenue	499	483	470
Total	$123,763	$153,012	$157,079

Timing of Revenue Recognition:
Services transferred over time	$121,747	$145,722	$156,303
Services transferred at a point in time	1,517	6,807	306
Goods transferred at a point in time	499	483	470
Total	$123,763	$153,012	$157,079

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2020, 2021 and 2022.

The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,685). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. As of December 31, 2022, the tax years ended December 31, 2018 through December 31, 2022 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after 15 December 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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

Name	Age	Position
Bing Zhang	55	Director (Chairman) ,Chief Executive Officer and interim Chief Finance Officer
Jia Lu	42	Director and Senior Vice President of Glory Star Media (Beijing) Co., Ltd.
Ke Chen	44	Independent Director
Zhihong Tan	55	Independent Director
Yong Li	53	Independent Director

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

Mr. Zhihong Tan, became our independent director in April 2022. Mr. Tan currently serves as the vice president of Hunan Renjian Enterprise Group since 2014. From 1992 to 2000, Mr. Tan was the manager of Hunan Foreign-funded Enterprise Materials Company, and from 2000 to 2010, he was the general manager of Hunan Tianlai Village Culture and Entertainment Company. In addition, Mr. Tan was also the general manager of Tianfu Real Estate Company from 2010 to 2013. Mr. Tan graduated from Hunan University of Finance and Economics with a bachelor’s degree in Price Theory. Mr. Tan also hold an ACCA international certified public accountant certificate.

Mr. Yong Li, became our independent director in February 2020. Mr. Li is the deputy director of Intelligent Communication Commission of China TV Artists Association (CTAA), Partner of Chengmei Capital and Chairman of Guyuan Culture since June 2019. From 2014 to 2018, Mr. Li served as Chief Inspector/General Manager of Dragon TV Center, Oriental Entertainment Media Group Co., Ltd. From 2011 to 2014, Mr. Li served as the general manager of Shanghai New Media & Entertainment Co. LTD. In addition, Mr. Li was the first to launch “independent producer system” in Shanghai, which has significantly promoted the development of China’s entertainment and media industry. Mr. Li holds a master degree in business from China Europe International Business School in 2006 and a Bachelor of Art in Journalism from Communication University of China in 1991.

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

We currently only have five Board members who are all male, none of whom are diverse. While we value diversity, we have not made any changes to increase the diversity amongst our board members due to the proposed Going Private Transaction. We plan to explore ways to have board diversity including possibly increasing the size of our board and/or as part of our board rotation process.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

In 2022, we paid an aggregate of $245,016 in cash to our executive officers, including Perry Lu, our former chief financial officer who resigned on July 29, 2022, We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Equity Compensation Plan Information

On February 14, 2020, our board of directors approved our 2019 Equity Incentive Plan (“2019 Plan”), which was approved by our shareholders on December 23, 2019. The 2019 Plan allows for the award of stock and options, up to 3,732,590 ordinary shares. No awards were granted to our executive officers and employees during the fiscal year ended December 31, 2022. Please see “Item 6. Directors, Senior Management And Employees—B. Compensation” for grant of shares to our executive officers. As of December 31, 2022, options and restricted share units to purchase a total of _2,140,340 of our ordinary shares were outstanding under the 2019 Plan.

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

Compensation of Non-Executive Directors

We entered into respective independent director agreements with our independent directors, Messrs.Zhihong Tan, Yong Li and Ke Chen in connection with their appointments as independent directors of the Company. Pursuant to the independent director agreements, each independent director shall be entitled to a fee of $2,000 per month ($24,000 per year). In addition, we also granted each independent director 2,000 of our ordinary shares pursuant to the terms and conditions of a restricted stock award agreement pursuant to our 2019 Equity Incentive Plan. Each independent director is also entitled to reimbursement for-out of-pocket expenses incurred. In 2022, we paid an aggregate of $72,000 in cash to our independent directors, including Ming Shu Leung, our former director who resigned on April 6, 2022, and did not grant any restrictive stock units under our 2019 Plan to our independent directors.

Employment Agreements with Executive Officers

We entered into an Employment Agreement with our chief executive officer, Bing Zhang, effective December 20, 2019. Mr. Zhang is an “at-will” employee.

Glory Star Media (Beijing) Co., Ltd entered into an Employment Agreement with our Director and its Senior Vice President, Jia Lu, effective December 20, 2019. Mr. Lu is an “at-will” employee.

There were no performance based cash bonuses paid for years ended December 31, 2022 and 2021. For the year ended December 31, 2022, no awards were granted to our executive officers under the 2019 Plan.

C. Board Practices

Board of Directors

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office for Class I directors, consisting of Messrs. Jia Lu and Zhihong Tan, will expire at the 2023 annual meeting. The term of office of the Class II directors, consisting of Messrs. Yong Li and Bing Zhang will expire at the 2024 annual meeting and the term of office of the Class III directors, consisting of Mr. Ke Chen and unless re-elected at the 2022 annual meeting to be held on March 31, 2023, will expire at the 2022 annual meeting.

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

Director Independence

Currently, each of Messrs. Zhihong Tan, Yong Li and Ke Chen would be considered an “independent director” under the NASDAQ listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

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

Audit Committee

We have established an audit committee of the board of directors, which consists of Messrs. Zhihong Tan, Yong Li and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Tan is the Chairperson of the audit committee.

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

In addition, we must certify to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Messrs. Zhihong Tan, Yong Li and Ke Chen each qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

We have established a nominating committee of the board of directors, which consists of Messrs. Zhihong Tan, Yong Li and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Messr. Chen is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

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

Compensation Committee

We have established a compensation committee of the board of directors, which consists of Messrs. Zhihong Tan, Yong Li and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Li is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

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

Special Committee

We have established a special committee of the board of directors, which consists of Messrs. Zhihong Tan and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Chen Li is the Chairperson of the special committee. The purpose of the special committee is to review and consider the terms and conditions of the Merger Agreement, the Plan of Merger, and the transactions contemplated by the Merger Agreement, including the Going Private Transaction.

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

D. Employees

As of December 31, 2022, we had approximately 138 full-time employees. The table below sets forth a breakdown of the numbers of employees by functions as of December 31, 2022:

Department	Headcount	Percentage of Total
Human Resource and General Management Department	8	5.8%
Financial Management Department	8	5.8%
Business Development and Securities Department	1	0.7%
Public and Investor Relations Department	3	2.2%
Information Technology and Research Department	11	8.0%
Integrated Content Marketing Department	27	19.5%
CHEERS Platform and e-Mall Department	80	58.0%
Total	138	100.00%

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 68,124,402 Ordinary Shares outstanding as of February 28, 2023.

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

	Ordinary Shares Beneficially Owned
Name and Address(1)	Number	Percent
Bing Zhang(2)	19,712,863	28.9%
Jia Lu(3)	6,554,281	9.6%
Ke Chen	2,000	* %
Zhihong Tan	2,000	* %
Yong Li	2,000	* %
All directors and executive officers as a group (five individuals):	26,273,144	38.6%

Happy Starlight Limited(2)	18,952,863	27.8%
Enjoy Starlight Limited(3)	6,554,116	9.6%
Shah Capital Management(4)	7,557,251	11.1%
Shah Capital Opportunity Fund LP(4)	7,557,251	11.1%
Himanshu H. Shah(4)	7,557,251	11.1%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is 22nd Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying Road, Chaoyang District, Beijing, China.

(2)	Mr. Bing Zhang is the chairman and chief executive officer of Glory Star. Mr. Zhang is sole shareholder and director of Happy Starlight Limited, which holds 27.8% of our ordinary shares.

(3)	Mr. Jia Lu is the director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Mr. Lu is the sole shareholder and a director of Enjoy Starlight Limited, which holds 9.6% of our ordinary shares.

(4)	Mr. Himanshu H. Shah is the president and chief investment officer of Shah Capital Management, Inc., which serves as the investment adviser to Shah Capital Opportunity Fund LP, of which Mr. Shah is also its managing member. Consequently, Mr. Shah may be deemed the beneficial owner of the shares held by Shah Capital Opportunity Fund LP and has shared voting and dispositive control over such securities.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

For a description of certain relationships with related parties, see “Item 4. Information on the Company—A. History and Development of the Company.”

As of December 31, 2021, and 2022, amounts due to related parties consisted of the following:

	December 31, 2021	December 31, 2022
	(in thousands of U.S. Dollars)

TKK Symphony Sponsor 1	500	-
	$500	$-

The balances of $500,000 and $0 as of December 31, 2021 and 2022, respectively, were borrowed from related parties for the Company’s working capital needs. The balances are short-term in nature, non-interest bearing, unsecured and repayable on demand. On February 16, 2022, the $500,000 due to TKK Symphony Sponsor 1 has been repaid in full.

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

C. Material Contracts

On February 22, 2021, we entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities, LLC (“Univest”), as the representative of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which we agreed to issue and sell (i) 3,810,976 of our ordinary shares (“Offered Shares”), par value of $0.0001 per share (the “Ordinary Shares”) and (ii) warrants (the “Warrants”) to purchase an aggregate of 3,810,976 Ordinary Shares (the “Warrant Shares”) in an underwritten public offering (the ” Public Offering”). In addition, we granted the Underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 571,646 Ordinary Shares (the “Option Shares”) and Warrants to purchase up to 571,646 Ordinary Shares at the public offering price, less underwriting discounts and commissions. On February 24, 2021, we completed the Public Offering at a public offering price of $3.28 per share and associated warrant. After deducting underwriting discounts and commissions and other estimated offering expenses, the net proceeds of the Public Offering were approximately $11.3 million. Univest Securities, LLC was the sole book-running manager for the offering.

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

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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

Concentration Risk

Our sales are made to customers that are located primarily in China. For the years ended December 31, 2020, 2021 and 2022, one major customer accounted for 14%, 20% and 21% of the Company’s total revenue, respectively.

The top five customers accounted for 80% of net accounts receivable as of December 31, 2021, with each customer representing 24%, 21%, 20%, 9% and 7% of the net accounts receivable balance, respectively. As of December 31, 2022, the top five customers accounted for 76% of net accounts receivable, with each customer representing 27%, 19%, 11%, 10% and 9% of the net accounts receivable balance.

As of December 31, 2021 and 2022, one major supplier accounted for 53% and 30% of accounts payable, respectively.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weakness described below, as of December 31, 2022, our disclosure controls and procedures were not effective. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2022, we identified a material weakness related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, a material weakness described above was identified in our internal control over financial reporting as of December 31, 2022. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

To remedy our identified material weakness in connection with preparation of our consolidated financial statements, we try to adopt several measures to improve our internal control over financial reporting, including (i) hiring additional accounting personnel with experience in U.S. GAAP and SEC reporting requirements, and (ii) providing more regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics.

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

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Messrs. Zhihong Tan, Yong Li and Ke Chen each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Messrs. Ming Zhihong Tan, Yong Li and Ke Chen each satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. Mr. Tan is the Chairperson of the audit committee.

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

	For the Fiscal Years Ended December 31,
	2021	2022
	(in thousands of U.S. Dollars)
Audit Fees(1)	$330	$250
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$330	$250

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our Business Combination in 2020, as well as the issuance of consent letter for S-8 and F-3 filing with SEC and comfort letter in connection with the underwritten public offering.

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

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the Commission on February 21, 2020)
1.2	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the Commission on February 21, 2020).
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
2.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Form S-1/A, filed with the Commission on August 6, 2018)
2.3	Warrant Agreement, dated August 15, 2018 by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Form 8-K, filed with the Commission on August 21, 2018)
4.1	Promissory Note, dated March 31, 2018 (incorporated by reference to Exhibit 10.7 to the Company’s Form S-1, filed with the Commission on July 30, 2018)
4.2	Offer To Purchase for Cash by TKK Symphony Acquisition Corporation (incorporation by reference to Exhibit 99.1.(a)(1)(D) to Schedule TO, as amended, filed with the Commission on February 19, 2020)
4.3	Registration Rights Agreement, dated August 15, 2018, by and among the Company, Symphony and the holders party thereto (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on August 21, 2018)
4.4	Share Escrow Agreement, dated August 15, 2018, by and among the Company, the holders party thereto and Continental Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to Form 8-K, filed with the Commission on August 21, 2018)
4.5	Securities Subscription Agreement, dated March 31, 2018, by and between the Registrant and TKK Symphony Sponsor 1 (incorporated by reference to Exhibit 10.5 to the Company’s Form S-1, filed with the Commission on July 30, 2018)
4.6	Warrant Subscription Agreement, dated August 15, 2018, by and between the Company and Giant Fortune International Limited (incorporated by reference to Exhibit 10.4 to Form 8-K, filed with the Commission on August 21, 2018)
4.7	Letter Agreement, dated August 15, 2018, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.5 to Form 8-K, filed with the Commission on August 21, 2018)
4.8	Letter Agreement, dated August 15, 2018, by and between the Company and TKK Capital Holding (incorporated by reference to Exhibit 10.6 to Form 8-K, filed with the Commission on August 21, 2018)
4.9	Letter Agreement, dated August 15, 2018, by and among the Company, Sing Wang, Ian Lee, Ronald Issen, Joanne Ng, James Hemowitz, Stephen Markschied, Zhe Zhang, Huang Po Wan and Tham Kit Wan (incorporated by reference to Exhibit 10.7 to Form 8-K, filed with the Commission on August 21, 2018)
4.10	Share Exchange Agreement, dated as of September 6, 2019 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with Commission on September 12, 2019)
4.11	Registration Rights Agreement dated as of September 6, 2019 (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the Commission on September 12, 2019)
4.12	Form of Lock-Up Agreement dated September 6, 2019 (incorporated by reference to Exhibit 10.3 to Form 8-K filed with the Commission on September 12, 2019)
4.13	Form of Non-Competition Agreement dated September 6, 2019 (incorporated by reference to Exhibit 10.4 to Form 8-K filed with the Commission on September 12, 2019)
4.14	Business Combination Marketing Agreement Fee Amendment, dated February 14, 2020, with EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.6 to Form 8-K, filed with the Commission on February 21, 2020)

4.15	Promissory Note, dated February 14, 2020, with EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.7 to Form 8-K, filed with the Commission on February 21, 2020).
4.16	Amended and Restated Promissory Note, dated February 14, 2020, with TKK Symphony Sponsor 1 incorporated by reference to Exhibit 4.16 to the Form 20-F, filed with the Commission on March 29, 2021)
4.17	Amended and Restated Promissory Note, dated February 14, 2020, with TKK Symphony Sponsor 1 (incorporated by reference to Exhibit 10.8 to Form 8-K, filed with the Commission on February 21, 2020)
4.18	Technical Service Contract, dated January 2019, by and between Leshare Star (Beijing) Technology Co., Ltd. and Beijing Xiaomi [Little Bee] Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 to Form 8-K, filed with the Commission on February 21, 2020)
4.19	Annual Framework Contract for Video Production, dated October 31, 2019, by and between Guangxi JD Xinjie E-commerce Co., Ltd. and Leshare Star (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 to Form 8-K, filed with the Commission on February 21, 2020)
4.20	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 to Form S-1/A, filed with the Commission on August 6, 2018)
4.21	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to Form 10-K, filed with the Commission on March 31, 2020)
4.22	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on March 17, 2020)
4.23	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on March 17, 2020)
4.24	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to Form 10-K, filed with the Commission on March 31, 2020)
4.25	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on April 23, 2020)
4.26	Form of Restricted Stock Bonus Grant Notice and Agreement under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on June 1, 2020)

4.27	Amendment No. 1 to the Glory Star New Media Group Holdings Limited 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on June 1, 2020)
4.28	Amendment to the Share Exchange Agreement, dated December 29, 2020 (incorporated by reference to Exhibit 99.1 to Form 6-K, filed with the Commission on December 30, 2020)
4.29	Underwriting Agreement dated February 22, 2021, by and between Glory Star New Media Group Holdings Limited and Univest Securities LLC, as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to Form 6-K filed with the Commission on February 23, 2021)
4.30	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on February 23, 2021)
4.31	Form of Underwriter Warrant (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the Commission on February 23, 2021)
4.32	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on August 26, 2021)
4.33	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the Commission on August 26, 2021)
4.34	Agreement and Plan of Merger dated July 11, 2022, by and between Cheers, Inc., GSMG Ltd., and Glory Star New Media Group Holdings Limited (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Commission on July 11, 2022)
8.1	Subsidiaries*
11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
12.1	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.*
13.1	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.**
15.1	Consent of Assentsure PAC*
15.2	Consent of Friedman LLP*
15.3	Consent of Jingtian & Gongcheng*
101.INS	Inline XBRL Instance Document (*)
101.SCH	Inline XBRL Taxonomy Extension Schema (*)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (*)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (*)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (*)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (*)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (*)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer
Date: March 22, 2023

Assentsure PAC UEN – 201816648N 80 South Bridge Road #06-02 Golden Castle Building Singapore 058710 http://www.assentsure.com.sg

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Glory Star New Media Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Glory Star New Media Group Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2022 and 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for the year ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America(“U.S. GAAP”).

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

March 22, 2023

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Glory Star New Media Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows of Glory Star New Media Group Holdings Limited and its subsidiaries (collectively, the “Company”) for the year ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

March 29, 2021, except for Notes 1 and 15, as to which the date is May 28, 2021

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	December 31, 2021	December 31, 2022

Assets
Current assets:
Cash and cash equivalents	$77,302	$70,482
Short-term investments	-	-
Accounts receivable, net	63,135	98,034
Prepayment and other current assets	13,103	15,329
Total current assets	153,540	183,845
Property, plant and equipment, net	242	160
Intangible assets, net	16,718	20,297
Deferred tax assets	56	103
Unamortized produced content, net	1,874	807
Right-of-use assets	1,298	750
Prepayment and other non-current assets, net	21,445	1
Total non-current assets	41,633	22,118
TOTAL ASSETS	$195,173	$205,963

Liabilities and Equity
Current liabilities:
Short-term bank loans	$4,998	$4,421
Accounts payable	12,878	6,405
Advances from customers	536	147
Accrued liabilities and other payables	2,251	2,632
Other taxes payable	13,104	19,090
Lease liabilities current	291	208
Due to related parties	500	-
Convertible promissory note - related party	-	-
Total current liabilities	34,558	32,903
Long-term bank loan	-
Lease liabilities non-current	1,127	471
Warrant liability	24	86
Total non-current liabilities	1,151	557
TOTAL LIABILITIES	$35,709	$33,460

Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of December 31, 2021 and December 31,2022; 68,122,402 and 68,124,402 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	$7	$7
Additional paid-in capital	25,629	27,009
Statutory reserve	1,224	1,411
Retained earnings	123,982	150,685
Accumulated other comprehensive income(loss)	8,069	(6,684)
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	158,911	172,428
Non-controlling interest	553	75
TOTAL EQUITY	159,464	172,503

TOTAL LIABILITIES AND EQUITY	$195,173	$205,963

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2020	2021	2022
	(Restated)
Revenues	$123,763	$153,012	$157,079

Operating expenses:
Cost of revenues	(38,481)	(34,944)	(40,580)
Selling and marketing	(43,827)	(77,520)	(82,534)
General and administrative	(10,095)	(3,341)	(5,908)
Research and development	(691)	(920)	(1,331)
Total operating expenses	(93,094)	(116,725)	(130,353)

Income from operations	30,669	36,287	26,726

Other (expenses) income:
Interest expense, net	(282)	(513)	(93)
Change in fair value of warrant liability	19,714	809	(62)
Other income (expense), net	531	(255)	282
Total other income	19,963	41	127

Income before income tax	50,632	36,328	26,853
Income tax expense	(1,673)	(976)	(413)
Net income	48,959	35,352	26,440
Less: net (loss) gain attributable to non-controlling interest	(31)	65	(450)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$48,990	$35,287	$26,890

Other comprehensive income (loss)
Unrealized foreign currency translation gain (loss)	6,495	2,945	(13,357)
Comprehensive income	55,454	38,297	13,083
Less: comprehensive (loss) gain attributable to non-controlling interests	(4)	119	(478)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$55,458	$38,178	$13,561

Earnings per ordinary share
Basic	$0.91	$0.54	$0.39

Weighted average shares used in calculating earnings per ordinary share
Basic	53,844,237	65,381,186	68,123,870

Earnings per ordinary share
Dilutive	$0.83	$0.54	$0.39

Weighted average shares used in calculating earnings per ordinary share
Dilutive	59,126,237	65,381,186	68,123,870

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional paid-in	Retain	Statutory	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	earnings	reserve	(loss) gain	equity	interests	Equity
Balance as of December 31, 2019	41,204,025	$4	$13,375	$49,547	$431	$(1,576)	$61,781	$475	$62,256
Reverse recapitalization	6,059,511	1	(13,375)	(9,049)	-	-	(22,423)	-	(22,423)
Shares-based compensation granted to non employee	1,357,500	-	1,779	-	-	-	1,779	-	1,779
Issuance of shares for the conversation of rights	2,504,330	-	-	-	-	-	-	-	-
Shares on earn out	5,000,000	1	(1)	-	-	-	-	-	-
Shares-based compensation granted to employees	1,567,000	-	5,381	-	-	-	5,381	-	5,381
Issuance of shares through private placement	193,986	-	2,000	-	-	-	2,000		2,000
Appropriation to statutory reserve	-	-	-	(217)	217	-	-	-	-
Net income	-	-	-	48,990	-	-	48,990	(31)	48,959
Foreign currency translation adjustment	-	-	-	-	-	6,468	6,468	27	6,495
Balance as of December 31, 2020 (Restated)	57,886,352	$6	$9,159	$89,271	$648	$4,892	$103,976	$471	$104,447
Shares-based compensation granted to non employee	-	-	181	-	-	-	181	-	181
Issuance of shares for the conversion of rights	280,000	-	1,400	-	-	-	1,400	-	1,400
Shares on earn out	5,000,000	1	(1)	-	-	-	-	-	-
Shares-based compensation granted to employees	2,000	-	4	-	-	-	4	-	4
Issuance of shares though private placement	4,954,050	-	14,886	-	-	-	14,886	-	14,886
Appropriation to statutory reserve	-	-	(576)	576	-	-	-	-	-
Net income	-	-	35,287	-	-	-	35,287	65	35,352
Foreign currency translation adjustment	-	-	-	-	-	3,177	3,177	17	3,194
Balance as of December 31, 2021	68,122,402	7	25,629	123,982	1,224	8,069	158,911	553	159,464
Reverse capitalization	-	-	-	-	-	-	-	-	-
Shares based compensation granted to nonemployees	-	-	-	-	-	-	-	-	-
Issuance of shares for the conversion of rights	-	-	-	-	-	-	-	-	-
Contribution from shareholder	-	-	500	-	-	-	500	-	500
Shares based compensation granted to employees	2,000	-	2	-	-	-	2	-	2
Issuance of shares through private placement	-	-	878	-	-	-	878	-	878
Appropriation to statutory reserve	-	-	-	(187)	187	-	-	-	-
Net income for the year	-	-	-	26,890	-	-	26,890	(450)	26,440
Foreign currency translation adjustment	-	-	-	-	-	(14,753)	(14,753)	(28)	(14,781)
Balance, Dec 31, 2022	68,124,402	7	27,009	150,685	1,411	(6,684)	172,428	75	172,503

The accompanying notes are an integral part of these consolidated financial statements.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Years Ended December 31,
	2020	2021	2022
	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$48,959	$35,352	$26,440

Adjustments to reconcile net income to net cash provided by operating activities:
(Reversal of allowance) Allowance for doubtful accounts	(1,136)	(268)	440
Depreciation and amortization	2,910	2,090	2,884
Amortization of right-of-use assets	447	426	454
Deferred income (benefit) tax expense	(181)	713	(53)
Share based compensation for employees	5,381	4	-
Share based compensation for non-employees	1,779	181	391
Gains on disposal of a subsidiary	-	(26)	-
Amortization of loan origination fees	93	104	76
Change in fair value of warrant liability	(19,714)	(809)	63
Changes in assets and liabilities
Accounts receivable	(24,043)	19,904	(42,105)
Prepayment and other assets	(19,340)	(10,681)	16,872
Unamortized produced content	442	(537)	940
Accounts payable	2,827	4,750	(5,576)
Advances from customers	(39)	(87)	(356)
Accrued liabilities and other payables	5,177	(9,236)	564
Other taxes payable	5,555	4,964	7,346
Lease liabilities	(376)	(389)	(641)
Net cash provided by operating activities	8,741	46,455	7,739

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(59)	(72)	(25)
Prepayments for acquisition of intangible assets	(2,722)	(2,718)	(7,964)
Cash disposed for sales of subsidiaries	-	(12)	-
(Payments) Return for short term investment	(1,637)	1,751	-
Net cash used in investing activities	(4,418)	(1,051)	(7,989)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	6,228	5,114	6,096
Repayments of bank loans	(724)	(6,818)	(6,244)
Payment of loan origination fees	(146)	(68)	(87)
Contribution from shareholders	-	-	743
Repayments to related Parties	-	(232)	-
Cash acquired from the acquisition of TKK	23	-	-
Proceeds from equity finance	-	15,290	-
Net cash provided by financing activities	5,381	13,286	508

Effect of exchange rate changes	1,108	881	(7,078)

Net increase (decrease) in cash and cash equivalents	10,812	59,571	(6,820)
Cash and cash equivalents, at beginning of year	6,919	17,731	77,302
Cash and cash equivalents, at end of year	$17,731	$77,302	70,482

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$239	$336	247

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

On December 18, 2018, Glory Star New Media Group HK Limited (“Glory Star HK”) was established as a wholly-owned subsidiary formed in accordance with laws and regulations of Hong Kong. Glory Star HK is a holding company and holds all the equity interests of Glory Star New Media (Beijing) Technology Co., Ltd. (“WFOE”), which was established in the PRC on March 13, 2019.

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

Each of the VIEs Agreements is described in detail below:

Business Cooperation Agreement

WFOE entered into separate business cooperation agreements with Xing Cui Can and Horgos, and their respective shareholders in September 2019, pursuant to which (1) each VIE shall not enter into any transaction which may materially affect such VIE’s assets, obligations, rights and operations without the written consent of WFOE; (2) each VIE and the VIE shareholders agrees to accept suggestions by WFOE in respect of the employment and dismissal of such VIE’s employees, daily operations, dividend distribution and financial management of such VIE; and (3) the VIE and the VIE shareholders shall only appoint individuals designated by WFOE as the director, general manager, chief financial officer and other senior management members. In addition, each of the VIE shareholders agree that (i) unless required by WFOE, will not make any decisions or otherwise request the VIE to distribute any profits, funds, assets or property to the VIE shareholders, (ii) or issue any dividends or other distribution with respect toD the shares of the VIE held by the VIE shareholders. The term of each of these business cooperation agreements are perpetual unless terminated by WFOE upon thirty (30) days advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or its designee).

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

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1A. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Total assets and liabilities presented on the Company’s Consolidated Balance Sheets and revenue, expense, net income presented on Consolidated Statements of Operations as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statements of Cash Flows are substantially the financial position, operation and cash flow of the Glory Star’s VIEs and subsidiaries of VIEs. Glory Star has not provided any financial support to VIEs for the years ended December 31, 2020, 2021 and 2022. The following financial statements amounts and balances of the VIEs and VIEs’ subsidiaries were included in the consolidated financial statements as of December 31, 2021 and December 31, 2022 and for the years ended December 31, 2020, 2021 and 2022:

	December 31,	December 31,
	2021	2022
Total assets	$180,058	$188,597
Total liabilities	$34,980	$38,872

	For the Years Ended December 31,
	2020	2021	2022
Total revenues	$123,763	$153,012	$157,225
Net income	$37,649	$35,907	$27,562

Net cash provided by operating activities	$8,731	$57,397	$11,650
Net cash used in investing activities	$(4,418)	$(1,051)	$(7,989)
Net cash (used in) provided by financing activities	$5,358	$(2,004)	$508

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

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Cash and cash equivalents

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of December 31, 2021 and December 31, 2022, cash balances are $77,302 and $ 70,482, respectively, which are uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

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

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the years ended December 31, 2020, 2021 and 2022, $15,970, $7,375 and $128 were amortized to the cost of sales, respectively, and as of December 31, 2021 and December 31, 2022, none and $770 were recorded as impairment allowance.

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

(j) Impairment of long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2020, 2021 and 2022.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2021 and December 31, 2022.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(l) Advances from customers

Advances from customers amounted to $536 and $147 at December 31, 2021 and December 31, 2022, respectively, which represent advance payment received from our customers for goods or services that had not yet been provided.

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

The following table identifies the disaggregation of our revenue for the years ended December 31, 2020, 2021 and 2022, respectively:

	For the Years Ended December 31,
	2020	2021	2022
Category of Revenue:
Advertising revenue	$104,664	$132,918	$152,086
Customized content production revenue	10,200	5,326	-
Copyrights revenue	6,883	7,478	4,217
CHEERS e-Mall marketplace service revenue	1,517	6,807	306
Other revenue	499	483	470
Total	$123,763	$153,012	$157,079

Timing of Revenue Recognition:
Services transferred over time	$121,747	$145,722	$156,303
Services transferred at a point in time	1,517	6,807	306
Goods transferred at a point in time	499	483	470
Total	$123,763	$153,012	$157,079

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2021 and 2022.

The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,685). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. As of December 31, 2022, the tax years ended December 31, 2018 through December 31, 2022 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

(s) Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income/(loss) attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended December 31, 2020, 2021 and 2022.

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

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2021, and December 31, 2022, $74,963 and $70,199 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u) Concentration and Credit Risk (cont.)

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the years ended December 31, 2020, 2021 and 2022, a major customer accounted for 14%, 20% and 21% of the Company’s total revenue, respectively. The top five customers accounted for 80% of net accounts receivable as of December 31, 2021, with each customer representing 24%, 21%, 20%, 9% and 7% of the net accounts receivable balance, respectively. As of December 31, 2022, the top five customers accounted for 76% of net accounts receivable, with each customer representing 27%, 19%,11%,10% and 9% of the net accounts receivable balance.

As of December 31, 2021 and 2022, one major supplier accounted for 53% and 30% of accounts payable, respectively.

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

The consolidated balance sheet amounts, with the exception of equity, at December 31, 2021 and December 31, 2022 were translated at RMB 6.3757 to $1.00 and at RMB 6.9646 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2020, 2021 and 2022 were RMB 6.9042 to $1.00, RMB 6.4531 to $1.00 and RMB 6.7261 to $1.00, respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w) Recent Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after 15 December 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. ACCOUNTS RECEIVABLE, NET

As of December 31, 2021 and 2022, accounts receivable consisted of the following:

	December 31, 2021	December 31, 2022
Accounts receivable – gross	$63,770	$99,040
Allowance for doubtful accounts	(635)	(1,006)
Accounts receivables, net	$63,135	$98,034

The Company reversed bad debt expense of $1,126 and $268 for the year ended December 31, 2020 and 2021, respectively, and recorded $440 of bad debt expense for the year ended December 31, 2022.

4. PREPAYMENT AND OTHER CURRENT AND NON-CURRENT ASSETS

As of December 31, 2021 and 2022, prepayment and other current and non-current assets consisted of the following:

	December 31, 2021	December 31, 2022
Prepayment for outsourced production cost	$2,960	$36
Prepayment for co-produced TV series	21,441	-
Advances to vendors	9,964	15,272
Staff advance	16	14
Others	167	8
Subtotal	34,548	15,330
Less: allowance for doubtful accounts	-	-
Prepayment and other assets, net	$34,548	$15,330
Including:
Prepayment and other current assets, net	$13,103	$15,329
Prepayment and other non-current assets, net	$21,445	$1

5. PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2021 and 2022, property, plant and equipment consisted of the following:

	December 31, 2021	December 31, 2022
Electronic equipment	$910	$864
Office equipment and furniture	78	66
Leasehold improvement	85	186
	1,073	1,116
Less: accumulated depreciation	(831)	(956)
	$242	$160

For the years ended December 31, 2020, 2021 and 2022, depreciation expense amounted to $156, $82 and $90 respectively.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

6. INTANGIBLE ASSETS, NET

As of December 31, 2021 and 2022, intangible assets consisted of the following:

	December 31, 2021	December 31, 2022
Intangible assets – gross	$21,154	$27,055
Less: accumulated amortization	(4,436)	(6,758)
	$16,718	$20,297

The balance of intangible assets mainly represents software related to CHEERS App, primarily consisting e-mall, online game, video media library and data warehouse modules, etc., acquired externally tailored to the Company’s requirements and is amortized straight-line over 7 years in accordance with the way the Company estimates to generate economic benefits from such software.

For the years ended December 31, 2020, 2021 and 2022, amortization expense amounted to $2,754, $2,008 and $2,794, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2022:

2023	$3,225
2024	3,225
2025	3,225
2026	2,688
Thereafter	8,654
Total	$20,297

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2021 and 2022, accrued liabilities and other payables consisted of the following:

	December 31, 2021	December 31, 2022
Payable to merchants of Cheers e-Mall	70	1
Co-invest online series production fund	331	467
Payroll payables	1,462	1,444
Other payables	388	720
	$2,251	$2,632

Payable to merchants of Cheers e-Mall related to cash received on behalf of the merchants in advance, for which the related transactions have not been completed.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

8. OTHER TAXES PAYABLE

As of December 31, 2021 and 2022, other taxes payable consisted of the following:

	December 31, 2021	December 31, 2022
VAT payable	$9,707	$15,266
Income tax payable	2,244	2,505
Business tax payable	1,134	1,319
Others	19	-
	$13,104	$19,090

9. BANK LOANS

Bank loans represent the amounts due to various banks that are due within and over one year. As of December 31, 2021 and 2022, bank loans consisted of the following:

	December 31, 2021	December 31, 2022
Short-term bank loans:
Loan from Bank of Beijing (1)	$464	$1,139
Loan from China Merchants Bank (2)	1,560	2,144
Loan from Huaxia Bank (3)	1,406	707
Loan from Xiamen International Bank (4)	1,568	431
	$4,998	$4,421

(1)

On December 28, 2021, Glory Star Beijing entered into a loan agreement with Bank of Beijing to borrow $471 as working capital for one year, with maturity date of December 23, 2022. The loan bears a fixed interest rate of 3.80% per annum. The Company incurred guarantee fee in the amount of $7 for the loan of which the unamortized balance was $7 as of December 31, 2021. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 5.29% as of December 31, 2021. The loan is guaranteed by Beijing Shichuangtongsheng Financing Guarantee Co., Ltd, for whom a counter-guarantee was provided by Horgos and Mr. Zhang Bing, the Chairman of the Company’s board of directors. The loan was fully repaid on November 21, 2022.

On March 31, 2022, Beijing Leshare entered into a loan agreement with Bank of Beijing to borrow $718 as working capital for one year, with maturity date of March 31, 2023. The loan bears a fixed interest rate of 3.70% per annum. The Company incurred guarantee fee in the amount of $15 for the loan of which the unamortized balance was $4 as of December 31, 2022. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 5.80% as of December 31, 2022. The loan is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd, for whom a counter-guarantee was provided by Glory Star Beijing, Horgos Technology and Mr. Zhang Bing, the Chairman of the Company’s board of directors.

On November 29, 2022, Glory Star Beijing entered into a loan agreement with Bank of Beijing to borrow $431 as working capital for one year, with maturity date of November 28, 2023. The loan bears a fixed interest rate of 3.65% per annum. The Company incurred guarantee fee in the amount of $7 for the loan of which the unamortized balance was $6 as of December 31, 2022. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 5.20% as of December 31, 2022. The loan is guaranteed by Beijing Shichuangtongsheng Financing Guarantee Co., Ltd, for whom a counter-guarantee was provided by Horgos and Mr. Zhang Bing, the Chairman of the Company’s board of directors.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

9. BANK LOANS (cont.)

(2)

In March 2020, Glory Star Beijing entered into another two-year credit facility agreement of maximum $1,533 with China Merchants Bank. On March 26, 2021. Glory Star Beijing made a withdraw of $1,568 with a fixed interest rate of 4.5%. The loan was fully repaid on March 21, 2022. In February 2022, Glory Star Beijing entered into another two-year credit facility agreement of maximum $2,154 with China Merchants Bank. On March 1, 2022 and March 25, 2022. Glory Star Beijing made a withdraw of $2,154 with a fixed interest rate of 4.5%. The Company incurred guarantee fee in the amount of $51 for the loan of which the unamortized balance was $10 as of December 31, 2022. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 6.94% as of December 31, 2022. The loan is guaranteed by Beijing Zhongguancun Sci-tech Financing Guarantee Co., Ltd, for whom a counter guarantee was provided by Horgos, Mr. Zhang Bing, the Chairman of the Company’s board of directors, and Mr. Lu Jia, the Vice President of the Company.

(3)

In March, 2020, Glory Star Beijing entered into a two-year credit facility agreement of maximum $1,533 with Huaxia Bank. On March 23, 2020, Glory Star Beijing made a withdrawal of $1,533, $153 of which was fully repaid on March 21, 2021 and the remaining of $1,380 was due on March 23, 2022. The loan bears a fixed interest rate of 6.09% per annum. As of December 31, 2021, the outstanding balance was $1,412 which will be due on March 23, 2022. The Company incurred guarantee fee in the amount of $33 for the remaining loan of which the unamortized balance was $6 as of December 31, 2021. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 8.13% as of December 31, 2021. The loan is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd. Horgos provided counter-guarantee to Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd with accounts receivable from Beijing iQYI Technology Co., Ltd. pledged as collateral and Mr. Zhang Bing, the Chairman of the Company’s board of directors, provided the additional guarantee.

In March, 2022, Glory Star Beijing entered into a two-year credit facility agreement of maximum $718 with Huaxia Bank. On March 31, 2022. Glory Star Beijing made a withdraw of $718 of which will be due on March 30, 2023. The loan bears a fixed interest rate of 3.70% per annum. The Company incurred guarantee fee in the amount of $15 for the loan of which the unamortized balance was $11 as of December 31, 2022. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 5.80% as of December 31, 2022. The loan is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd. Horgos Technology and Beijing Leshare provided counter-guarantee to Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd and Mr. Zhang Bing, the Chairman of the Company’s board of directors, provided the additional guarantee.

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

On November 12, 2021, Leshare Beijing entered into a two-year credit facility agreement of maximum $431 with Xiamen International Bank. On November 25, 2022, Leshare Beijing withdrew $431 with maturity date of May 24, 2023. The loan bears fixed interest rate of 6.0%. The loan is guaranteed by Horgos, and Mr. Zhang Bing, the Chairman of the Company’s board of directors.

The weighted average interest rate for bank loans was approximately 7.19%, 6.92% and 6.46% for the years ended December 31, 2020, 2021 and 2022, respectively. For the years ended December 31, 2020, 2021 and 2022, interest expense related to bank loans amounted to $332, $383 and $346 respectively.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	December 31, 2021	December 31, 2022
Right-of-use assets	$1,298	$750

Lease liabilities current	$291	$208
Lease liabilities non-current	1,127	471
Total operating lease liabilities	$1,418	$679

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of December 31, 2022:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.10
Weighted average discount rate	5.55%

For the years ended December 31, 2020, 2021 and 2022, the Company incurred total operating lease expenses of $533, $535 and $454, respectively.

The following is a schedule, by fiscal years, of maturities of lease liabilities as of December 31, 2022:

2023	241
2024	482
Total lease payments	723
Less: imputed interest	44
Present value of lease liabilities	$679

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

11. RELATED PARTY TRANSACTIONS

Amounts due to Related Parties

As of December 31, 2021, and December 31, 2022, amounts due to related parties consisted of the following:

	December 31, 2021	December 31, 2022
TKK Symphony Sponsor 1	500	-
	$500	$-

The balances of $500 and Nil as of December 31, 2021 and 2022, respectively, were borrowed from related parties for the Company’s working capital needs. The balances are short-term in nature, non-interest bearing, unsecured and repayable on demand. On February 16, 2022, the $500,000 due to TKK Symphony Sponsor 1 has been repaid in full.

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

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31
	2020	2021	2022
	(Restated)
Net income before provision for income taxes	$50,632	$36,328	$26,853
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	12,658	9,082	6,713
Expenses not deductible for tax purpose	297	96	11
Changes in valuation allowance	6	-	567
Effect of warrant liability revaluation	(4,928)	(203)	16
Effect of preferential tax rates granted to the PRC entities (a)	(6,360)	(7,999)	(6,894)
Income tax expense	$1,673	$976	$413
Effective income tax rate	3.30%	2.69%	1.54%

(a)	The Company’s subsidiary Horgos, Horgos Glory Prosperity, Horgos Glary Wisdom were eligible to be exempted from income tax from 2017 to 2020, and enjoy a preferential income tax rate of 15% that are expected to last from 2021 to 2025. Horgos Technology is eligible to be exempted from income tax from 2020 to 2024. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. For the years ended December 31, 2020, 2021 and 2022, the tax saving as the result of the favorable tax rate amounted to $6,360, $7,999 and $6,894, respectively, and per share effect of the favorable tax rate were $0.12, $0.12 and $0.10.

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

As of December 31, 2021 and 2022, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that give rise to deferred tax asset as of December 31, 2021 and December 31, 2022 was as follows:

	December 31, 2021	December 31, 2022
Deferred tax assets:
Allowance for doubtful accounts	$56	$103
Total deferred tax assets, net	$56	$103

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of December 31, 2021 and December 31, 2022.

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

On April 7, 2022, the board appointed Mr. Zhihong Tan as our non executive director, then granted and vested 2,000 ordinary shares for compensation.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

13. SHARE-BASED COMPENSATION TO EMPLOYEES (cont.)

A summary of the restricted ordinary shares activities for years ended December 31, 2021 and 2022 is presented below.

	Number of shares	Weighted average grant date fair value
		US$
December 31, 2020	2,000	3.01
Vested	2,000	3.01
December 31, 2021	-	-
Granted	2,000	0.97
Vested	2,000	0.97
December 31, 2022	-	-

The total fair value of shares vested during the year ended December 31, 2021 and 2022 was $6 and $2 respectively. Compensation expense recognized for restricted ordinary shares for the year ended December 31, 2020, 2021 and 2022 was allocated to the following expense items:

	For the Years Ended December 31,
	2020	2021		2022
Cost of revenues	$448	$		$
Selling and marketing	355
General and administrative	4,578		4		2
	$5,381		$4		$2

As of December 31, 2021 and 2022, there are no unrecognized compensation expense.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY

Preferred Shares

The Company is authorized to issue 2,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2021 and December 31, 2022, there were no preferred shares issued or outstanding.

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

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

On May 13, 2020, the Company entered into a Consulting and Media Amplification Agreement with Consortium Management, LLC (hereinafter referred to as “Consortium”), pursuant to which the Company agreed to pay up to$300 in cash and issue 112,500 ordinary shares of the Company for the performance of certain services by Consortium for the Company. Consortium has received $180 in cash and the full 112,500 Shares for services rendered pursuant to the Consulting Agreement. The Company issued to Consortium another 20,000 ordinary shares on October 16, 2020 for settlement payment.

On September 15, 2020, the Company entered into a Consultation Agreement with Fortune Path Limited, a British Virgin Islands registered company and issued 100,000 ordinary shares to Xingxian Li, the person designated by Fortune Path Limited, pursuant to the terms and conditions of the Consultation Agreement. The 100,000 ordinary shares of the Company to be issued to the designated Holder of Fortune Path Limited under the Consultation Agreement, valued at $3.12, the closing price of the Company’s ordinary shares on September 15, 2020.

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

On April 7, 2022, the board appointed Mr. Zhihong Tan as our non executive director, then granted and vested 2,000 ordinary shares for compensation.

As of December 31, 2021 and December 31, 2022, there were 68,122,402 and 68,124,402 ordinary shares issued and outstanding, respectively.

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

As of December 31, 2021 and 2022, the Company had 25,000,000 of public warrants outstanding.

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

Non-controlling interest

As of December 31, 2020, the Company’s non-controlling interest represented 49% equity interest of Horgos Glary Wisdom and 49% equity interest of Glary Prosperity respectively. As of December 31, 2021 and 2022, the Company’s non-controlling interest represented 49% equity interest of Horgos Glary Prosperity.

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

As of December 31, 2021 and 2022, the Company had 13,000,000 of private placement warrants outstanding. The warrant liability related to such private placement warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of operations. The change in fair value of the warrant liability was as follows:

Warrant Liability

Estimated fair value at December 31, 2020 (restated)	$833
Warrant liability assumed from the Business Combination	-
Change in estimated fair value	(809)
Estimated fair value at December 31, 2021	$24
Warrant liability assumed from the Business Combination	-
Change in estimated fair value	62
Estimated fair value at December 31, 2022	$86

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

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Stock price	$1.46	$1.18	$2.75
Exercise price	$11.50	$11.50	$11.50
Risk-free interest rate	4.39%	0.99%	0.28%
Expected term (in years)	2.12	3.12	4.12
Expected dividend yield	-	-	-
Expected volatility	60.0%	48.3%	45.5%

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

The table below provides a summary of the Company’s operating segment results for the years ended December 31, 2020, 2021 and 2022:

	For the Years Ended December 31,
	2020	2021	2022

Net revenues:
Cheers App Internet Business	$83,573	$135,263	$144,045
Traditional Media Business	40,190	17,749	13,034
Total consolidated net revenues	$123,763	$153,012	$157,079
Operating income:
Cheers APP Internet Business	$24,343	$32,081	$24,510
Traditional Media Business	11,707	4,210	2,218
Total segment operating income	36,050	36,291	26,728
Unallocated item (1)	(5,381)	(4)	(2)
Total consolidated operating income	$30,669	$36,287	$26,726

*	The unallocated item for the years ended December 31, 2020, 2021 and 2022 presents the share-based compensation for employees, which is not allocated to segments.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

17. COMMITMENTS

Capital expenditure commitments

The Company has commitments for capital expenditures totaling $5,557 as of December 31, 2022. These commitments are primarily related to the acquisition of CheerCar, CheerReal, and a VR platform.

18. SUBSEQUENT EVENTS

In February 2023, Glory Star Beijing repaid the $359 of short-term bank loan to Huaxia Bank and Leshare Beijing repaid the $359 of short-term bank loan to Bank of Beijing.

On February 28, 2023, Glory Star Beijing repaid the $718 of short-term bank loan to China Merchants Bank and borrowed the same amount from China Merchants Bank for working capital on March 7, 2023, which bears a fixed interest rate of 4.5% with due date on March 6, 2024.

These consolidated financial statements were approved by management and available for issuance on March 22, 2023. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.