Form 20-F
period 2023-12-31
Cheer Holding, Inc.
filed 2024-03-14
CIK 1738758

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

Commission file number: 001-38631

CHEER HOLDING, INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing China 100016

(Address of Principal Executive Offices)

Bing Zhang

Telephone: + 86-10-87700500

Email: zhangbing@gsmg.co

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing China 100016

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Exchange on which registered
Ordinary Shares, par value $0.001 per share	CHR	The Nasdaq Stock Market
Warrants, each exercisable for one-half of one Ordinary Share, for $11.50 per whole Ordinary Share	GSMGW	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,070,012 ordinary shares were outstanding as of December 31, 2023.

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated, the terms “Company”, “we” and “us” refer to Cheer Holding, Inc., (f/k/a Glory Star New Media Group Holdings Limited), a Cayman Islands exempted company, and its consolidated subsidiaries, including the VIE operating companies, Xing Cui Can and Horgos, following the closing of the Business Combination. When used herein to describe events prior to the Business Combination, the terms “Company”, “TKK”, “we” and “us” refers to TKK Symphony Acquisition Corporation, our predecessor.

Unless otherwise stated in this Form 20-F, references to:

●	“we,” “us,” “our,” or the “Company,” means the combined business of CHEER Holdings and the CHEER Group;

●	“Memorandum and Articles of Association” means CHEER Holdings Second Amended and Restated Memorandum and Articles of Association, as further amended and in effect on the date hereof;

●	“Business Combination” means the acquisition of Glory Star by TKK pursuant to the terms of the Share Exchange Agreement;

●	“Cayman Islands Companies Act” means the Cayman Islands Companies Act (As Revised), as amended;

●	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

●	“CHEER Holdings” means Cheer Holding, Inc., a Cayman Islands exempted company;

●	“CHEER Group” means CHEER Holdings and Glory Star, together with our consolidated subsidiaries and VIEs;

●	“Glory Star” means Glory Star New Media Group Limited, a Cayman Islands exempted company

●	“Horgos” means Horgos Glory Star Media Co., Ltd., a limited liability company incorporated in the PRC;

●	“IPO” means TKK’s initial public offering of Units at $10.00 per Unit which closed in August 2018;

●	“Nasdaq” means the Nasdaq Capital Market;

●	“PRC” or “China” means the People’s Republic of China;

●	“Purchaser Representative” means TKK Symphony Sponsor 1, a Cayman Islands exempted company, as representative of the Purchaser;

●	“RMB” refers to Renminbi, the lawful currency of China;

●	“SEC” means the United States Securities and Exchange Commission;

●	“Securities Act” means the United States Securities Act of 1933, as amended;

●	“Seller Representative” means Bing Zhang, as representative of the Sellers;

●	“Sellers” means the shareholders of Glory Star;

●	“Share Exchange Agreement” means the Share Exchange Agreement, dated as of September 6, 2019, as may be amended from time to time, by and among TKK, Glory Star, WFOE, Xing Cui Can, Horgos, each of the Sellers, the Purchaser Representative, and the Seller Representative.

●	“Sponsor” means TKK Symphony Sponsor 1, a Cayman Islands exempted company;

●	“TKK” means our predecessor TKK Symphony Acquisition Corporation;

●	“VIE Contracts” means certain documents executed by the VIEs, the WFOE, the shareholders of the VIEs and certain other parties thereto as necessary to implement certain contractual arrangements in the PRC, which allow the WFOE to (i) direct the activities of the VIEs and their subsidiaries that most significantly affect the VIEs’ economic performance, (ii) receive substantially all of the economic benefit of the VIEs and their subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law;

●	“Units” means the units issued in TKK’s IPO; each Unit comprised of one ordinary share, one warrant and one right (whether they were purchased in the IPO or thereafter in the open market);

●	“VIEs” means Xing Cui Can and Horgos, our variable interest entities;

●	“WFOE” means Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company and indirectly wholly-owned by CHEER Holdings; and

●	“Xing Cui Can” means Xing Cui Can International Media (Beijing) Co., Ltd., a limited liability company incorporated in the PRC.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Information Related To, Or Based On, The Number Of Outstanding Ordinary Shares

The information contained in this annual report reflect the consolidation of our issued and outstanding ordinary shares on the basis of one post-consolidation of ordinary share for each 10 pre-consolidation ordinary shares issued and outstanding which took effect on November 24, 2023 (the “Share Consolidation”). To the extent that such information relates to historical financial information about the number of ordinary shares outstanding or underlying outstanding convertible instruments such as options or warrants, per share prices or other information pertaining to, or based on, the number of outstanding ordinary shares for periods preceding the effective date of the Share Consolidation, such information is presented giving effect to the Share Consolidation.

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

NOTE

Our Holding Company Structure

CHEER Holdings is not a Chinese operating company but an offshore holding company incorporated in Cayman Islands. As a holding company with no material operations of our own, CHEER Holdings conducts all of its operations through its subsidiaries and VIEs, Horgos and Xing Cui Can in China, and this corporate structure involves unique risks to investors. “Item 3.D. Risk Factors – Risks Relating to Doing Business in China.”

Neither we nor our subsidiaries own any share in Horgos or Xing Cui Can. Instead, our WFOE entered into a series of VIE Contracts with (i) Horgos and Horgos shareholders, and (ii) Xing Cui Can and Xin Cui Can’s shareholders, which allows the WFOE to receive substantially all of the economic benefits from Horgos and Xing Cui Can; and certain exclusive option agreements which provide WFOE with an exclusive option to purchase all or part of the equity interests in Horgos and Xing Cui Can when and to the extent permitted by PRC laws. Through the VIE Contracts, we are regarded as the primary beneficiary of Horgos and Xing Cui Can for accounting purpose, and, therefore, we are able to consolidate the financial results of Horgos and Xing Chui Can in our consolidated financial statements in accordance with U.S. GAAP. See “Item 4. Information on the Company” – “C. Organizational Structure.” However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never directly hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Although we took every precaution available to effectively enforce the contractual and corporate relationship above, these VIE Agreements may still be less effective than direct ownership and that we may incur substantial costs to enforce the terms of the arrangements. Because we do not directly hold equity interests in Horgos and Xing Cui Can, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Contracts. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of ordinary shares may depreciate significantly or become worthless. See “Item 3.D. Risk Factors–Risks Related to our Corporate Structure.”

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

As advised by our PRC legal counsel, Jingtian & Gongcheng, and based on its understanding of the Measures for Cybersecurity Review (2021) which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated on April 13, 2020, our VIEs and their subsidiaries are currently not required to apply for a cybersecurity review with the Cyberspace Administration of China, or the “CAC,” under Article 7 of the measures, pursuant to which online platform operators possessing personal information of more than 1 million users which intend to go public abroad shall apply to the CAC for a cybersecurity review, because we listed our ordinary shares on the Nasdaq before the effective date of the measures on February 15, 2022. Under the Measures for Cybersecurity Review (2021), our VIEs and their subsidiaries could be subject to cybersecurity review with the CAC if it is determined that our VIEs or their subsidiaries constitute critical information infrastructure operators and intend to procure a network product or service that affects or could affect national security. Further, as the measures are newly revised and there remains uncertainty as to the interpretation and implementation thereof, we are uncertain whether our VIEs or their subsidiaries would be subject to a cybersecurity review when we offer or list new shares or carry out other financing activities in the capital market. As of the date of this annual report, our VIEs and their subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. Our VIEs and their subsidiaries may also be subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Draft Regulation”) are enacted as proposed, and if our VIEs or their subsidiaries are recognized as online platform operators which possess massive data resources in connection with national security, economic development and public interests and carry out merger, restructuring, split that affects or could affect national security or carry out other data processing activities that affects or may affect national security. As of the date of this annual report, we, our subsidiaries, and our VIEs and their subsidiaries, have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. According to our PRC legal counsel, as of the date of this annual report, there are currently no explicit laws or regulations in the PRC that prohibit us, with our WFOE, VIEs and their subsidiaries from listing on overseas stock exchanges. However, since these statements and regulatory actions are newly published, official guidance and related implementation rules have not been issued, there is no assurance that relevant PRC authorities will reach the same conclusion as our PRC legal counsel. It is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and our ability to continue our listing on an U.S. exchange.

On February 17, 2023, the China Securities Regulatory Commission, or the “CSRC,” issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force since March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event.

As advised by to our PRC legal counsel, we are currently not required to obtain permission or approval from any of the PRC authorities including CSRC or CAC to continue our listing on an U.S. exchange. However, if we seek any future offerings on Nasdaq Stock Market or seek issuance and listing on other overseas markets or if any major events occur, as stipulated in the New Administrative Rules Regarding Overseas Listings, we will be required to report to the CSRC under the New Administrative Rules Regarding Overseas Listings. There is no assurance that we will be able to get the clearance of filing or report procedures under the New Administrative Rules Regarding Overseas Listings on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. See “Risk Factors – Risks relating to doing business in China.” Further, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with oversea offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. In addition, we cannot assure you that relevant PRC government agencies would reach the same conclusion as we do or as advised by our PRC legal counsel. If we are wrong with regards to our interpretation of the PRC laws and regulations, or if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals to offer our ordinary shares to foreign investors, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. As a result, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. See “Risk Factors – Risks relating to doing business in China.”

CHEER Holdings is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Cayman Islands, Hong Kong and PRC through loans or capital contributions. Our subsidiary in Hong Kong is also permitted under the laws of Hong Kong, a Special Administrative Region of the PRC, to provide funding to Glory Star through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit WFOE to pay dividends to our Hong Kong subsidiary only out of its accumulated after-tax profits after drawing common reserves, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Contracts. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Contracts in the foreseeable future. As of the date of this report, none of our subsidiaries or VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIEs to our PRC subsidiary in accordance with the VIE Contracts. See “Item 4. Information on the Company – C. Organizational Structure.”

The Holding Foreign Companies Accountable Act

On December 16, 2021, Public Company Accounting Oversight Board (“PCAOB”) issued a report on its determinations that PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (“HFCAA”). The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC, and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it “was able to secure complete access to inspect and investigate audit firms in PRC for the first time in history, in 2022. Therefore, on December 15, 2022, the PCAOB Board voted to vacate previous determinations to the contrary.” Notwithstanding the foregoing, uncertainties exist with respect to the implementation of these provisions and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was enacted under the Consolidated Appropriations Act, 2023, as further described below.

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

The audit report included in our annual report on Form 20-F for the years ended December 31, 2023, 2022 and 2021 was issued by Assentsure PAC (“Assentsure”), a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB We have no intention of dismissing Assentsure in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If we do not engage change to an auditor that is subject to regular inspection by the PCAOB, our common stock may be delisted.

Summary of Risk Factors

You should carefully read the “Risk Factors” beginning on page 1 of this annual report for a discussion of information that should be considered before making a decision to purchase our ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings.

Risk Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	If we fail to anticipate user preferences and provide high-quality content, especially popular original content, in a cost-effective manner, we may not be able to attract and retain users to remain competitive.

●	We operate in a capital intensive industry and require a significant amount of cash to fund our operations and to produce or acquire high quality video content. If we fail to obtain sufficient capital to fund our operations, our business, financial condition and future prospects may be materially and adversely affected.

●	If our efforts to retain users and attract new users for our mobile and on-line video content and e-commerce products are not successful, our business, financial condition and results of operations will be materially and adversely affected.

●	If we fail to retain existing or attract new advertising customers to advertise within our mobile and online video content or on our e-commerce platform, maintain and increase our wallet share of advertising budget, or if we are unable to collect accounts receivable in a timely manner, our business, financial condition and results of operations may be materially and adversely affected.

●	We operate in a highly competitive market and we may not be able to compete effectively.

●	The success of our business depends on our ability to maintain and enhance our brand.

●	Increases in professionally-produced content, or PPC, by others may have a material and adverse effect on our business, financial condition and results of operations.

●	The continued and collaborative efforts of our senior management and key employees are crucial to our success, and any loss of senior management or key employees may materially and adversely affect our business, financial condition and results of operations.

●	Our limited operating history makes it difficult to evaluate our business and prospects.

●	We may not be able to manage our growth effectively.

●	If we are unable to offer branded products at attractive prices to meet customer needs and preferences on our e-commerce platform, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected.

●	User behavior on mobile devices is rapidly evolving, and if we fail to successfully adapt to these changes, our competitiveness and market position may suffer.

●	Our business prospects and financial results may be impacted by our relationship with third-party platforms.

●	We face risks, such as unforeseen costs and potential liability in connection with content we produce, license and/or distribute through third-party platforms and our e-commerce platform.

●	Videos and other content produced by us or displayed on our e-commerce platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

●	We operate in a rapidly evolving industry. If we fail to keep up with the technological developments and users’ changing requirements, our business, financial condition, results of operations and prospects may be materially and adversely affected.

●	We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

●	Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

●	Failure to maintain or improve our technology infrastructure could harm our business and prospects.

●	We are subject to payment processing risk.

●	The successful operation of our business depends upon the performance and reliability of the Internet infrastructure in China.

●	Security breaches and attacks against our internal systems and network, and any potential resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

●	We rely upon our partners to make our service available through Internet Protocol Television (IPTV).

●	Disruption or failure of our IT systems could impair our users’ online entertainment experience and adversely affect our reputation.

●	Undetected programming errors could adversely affect our user experience and market acceptance of our video content, which may materially and adversely affect our business, financial condition and results of operations.

●	Our revenue and net income may be materially and adversely affected by any economic slowdown in China and indirectly by trade disputes between the United States and China that may contribute to uncertainties in economic outlook.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

●	Our semi-annual operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

●	We require highly qualified personnel to generate high quality video content and if we are unable to hire or retain qualified personnel, we may not be able to grow effectively and our business, financial condition, and results of operation may be materially and adversely affected.

●	Our controlling shareholder will have substantial influence over us.

●	We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors’ sole source of gain will depend on capital appreciation, if any.

●	CHEER Group’s bank accounts are in China and are not insured or protected against loss.

●	Our failure to protect our intellectual property rights could have a negative impact on our business.

●	We may be named as a defendant in litigation, or may be joined as a defendant in litigation brought against our customers by third parties, our customers’ competitors, governmental or regulatory authorities or consumers, which could result in judgments against us and materially disrupt our business.

●	We rely on computer software and hardware systems in our operations, the failure of which could adversely affect our business, financial condition, and results of operations.

●	We do not maintain business liability or disruption, litigation or property insurance and any business liability or disruption, litigation or property damage we experience may result in substantial costs to us and the diversion of our resources.

●	The creation of our metaverse platform and NFT marketplace is dependent on our ability to develop an acceptable blockchain.

●	Our metaverse universe is currently under development and no assurance can be given that our metaverse platform will be accepted by others or generate sufficient interest.

●	There can be no assurance that the market for NFTs will be developed and/or sustained, which may materially adversely affect our business operations.

●	Our business will suffer to some extent if we are unable to continue to develop or implement our metaverse platform, and develop CHEERS Metaverse.

●	The technology underlying blockchain technology is subject to a number of industry-wide challenges and risks relating to consumer acceptance of blockchain technology. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a material adverse effect on the successful development of our metaverse platform.

x

●	The prices of digital assets are extremely volatile.

●	Expansion of our operations into new products, services and technologies, including content categories, is inherently risky and may subject us to additional business, legal, financial and competitive risks.

●	If we cannot continue to innovate technologically or develop, market and sell new products and services, or enhance existing technology and products and services to meet customer requirements, our ability to grow our revenue could be impaired.

●	The value of NFT is uncertain and may subject us to unforeseeable risks.

●	A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and depending upon the activities undertaken by our customers utilizing our products and services, we and our customers may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	If the PRC government determines that our VIE Contracts do not comply with applicable regulations, or if these regulations or their interpretations change in the future, we could be subject to severe consequences, including the nullification of the VIE Contracts and the relinquishment of our interest in Horgos and Xing Cui Can.

●	Our VIE Contracts may not be as effective in providing operational control as direct ownership and Horgos and Xing Cui Can or their shareholders may fail to perform their obligations under our VIE Contracts.

●	Our VIE Contracts may be subject to scrutiny by the PRC tax authorities and additional taxes may be imposed. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

●	The shareholders may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to our interests.

●	We conduct our value-added telecommunications services and certain other businesses in the PRC through Horgos and Xing Cui Can by way of the VIE Contracts, but certain of the terms of the VIE Contracts may not be enforceable under PRC laws.

●	If we exercise the option to acquire equity ownership of Horgos and Xing Cui Can, the ownership transfer may subject us to certain limitations and substantial costs.

●	Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

●	We rely on the approval certificates and business license held by us for our advertising operation, e-commerce and certain other business and any deterioration of the relationship between Horgos and Xing Cui Can could materially and adversely affect our business operations.

Risks Related to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China.

●	We face risks related to the health epidemics and other outbreaks, which could significantly disrupt our operations.

●	We are subject to PRC laws or regulations that govern our industry.

●	We are subject to risks relating to the nature of China’s advertising industry, including frequent and sudden changes in advertising proposals.

●	China regulates media content extensively and it may be subject to government actions based on the advertising content it designs for advertising clients or services it provides to them.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

●	Substantial uncertainties in relation to the regulatory administration and governmental policies of NFTs and metaverse could have a significant impact upon the cost, performance and prospect of the operation of the NFTs and metaverse related businesses in which we will engage in the future.

●	Delays in issuing invoices due to China taxing authorities may materially and adversely affect our cash flow.

●	Competition in our industry is growing and could cause us to lose market share and revenues in the future.

●	Our business depends on the continuing efforts of our management. If it loses their services, our business may be severely disrupted.

●	Our business may be materially adversely impacted by the global financial crisis and economic downturn.

●	A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

●	Any adverse changes in political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

●	Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

●	It may be difficult to protect interests and exercise rights as a shareholder since we conduct all of our operations in China, and all of our officers and our Chairman reside outside of the United States.

●	Future inflation in China may inhibit economic activity and adversely affect our operations.

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

●	The approval, record filing and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with our contractual arrangement and overseas offering under PRC rules, regulations or policies, especially with the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, complete the record filing or fulfil other governmental requirements.

●	Our VIEs and their subsidiaries may be liable for improper collection, use or appropriation of personal information provided by our customers.

●	Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to online platform business operation.

●	The approval of the CSRC or other PRC regulatory agencies may be required in connection with overseas listings like our company under PRC law.

●	The disclosures about us in reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

●	The M&A Rules set forth complex procedures for acquisitions conducted by foreign investors, which could make it more difficult to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents and PRC citizens may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees who are share option holders to personal liabilities, limit our subsidiary’s abilities to increase our registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.

●	Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

●	We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

●	We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our global income and withholding for any dividends it pay to our non-PRC shareholders.

●	We may have exposure to greater than anticipated tax liabilities.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

●	The PRC legal system is evolving, and the resulting uncertainties could adversely affect us.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, it may have to expend significant resources to investigate and resolve any related issues, which could materially adversely impact our business operations and reputation.

●	The risk of discontinuation of our Preferential Tax Treatments.

●	As a result of the Business Combination, we will face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	New legislation or changes in the PRC labor laws or regulations may affect our business operations.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

Risks Relating to our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating our Ordinary Shares, including, but not limited to, the following:

●	Uncertainty concerning the proposed going private transaction may adversely affect our business and the market price of the Ordinary Shares.

●	The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to our shareholders and investors.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

●	Risks related to a future determination that the PCAOB is unable to inspect or investigate our auditor completely.

●	Future sales or other dilution of our equity could depress the market price of our ordinary shares.

●	Certain shareholders have piggy back and demand registration rights with respect to their ordinary shares which we have not yet complied with. Sales of a number of ordinary shares may have an adverse effect on the market price of our ordinary shares and the existence of these rights may make it more difficult to raise capital in the future.

●	The sales of a significant number of our ordinary shares in the public market, or the perception that such sales could occur, could depress the market price of our ordinary shares.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because the Company is incorporated under Cayman Islands Companies Act.

●	If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

●	Certain judgments obtained against the Company by our shareholders may not be enforceable.

●	Nasdaq could delist our ordinary shares, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

●	If our ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected.

●	We were a “shell company” and are subject to additional restrictions under Rule 144 on resales of our restricted securities.

●	There could be adverse United States federal income tax consequences to United States investors if we were or were to become a passive foreign investment company.

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

We face significant competition in China in various sub-markets we operate, primarily from Alibaba (Nasdaq: BABA), Pin Duoduo (Nasdaq:PDD), Douyu (Nasdaq: DOYU), Mango Media (SZ.300413), and TVZone Media (SH.603721). We compete for users, usage time, advertising customers, and shoppers. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users, usage time and advertising customers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities, and making investments in and acquisitions of our business partners. If any of our competitors achieves greater market acceptance than we do or are able to offer more attractive internet video content, our user traffic and our market share may decrease, which may result in a loss of advertising customers, shoppers, and users, as well as have a material and adverse effect on our business, financial condition and results of operations. We also face competition for users and user time from major television stations, which are increasing their internet video offerings. We also face competition from users and user time from other internet media and entertainment services, such as internet and social media platforms that offer content in emerging and innovative media formats.

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

As of March 4, 2024, Happy Starlight Limited, which is controlled by Mr. Bing Zhang, our chairman, beneficially owns 1,895,287 of our ordinary shares, or 18.85%. In addition, Mr. Zhang also directly owns 76,000 of our ordinary shares, or 0.76%; therefore, Mr. Zhang may be deemed to beneficially own 1,971,287 of our ordinary shares, or 19.61%. As such, Mr. Zhang will have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of our company.

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

CHEER Group’s bank accounts are in China and are not insured or protected against loss.

CHEER Group maintains its cash primarily with major banks in China which is primarily owned by the Chinese government. CHEER Group’s cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we could lose the cash on deposit with that particular bank or trust company or have our account frozen.

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

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. With respect to various digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular asset could be deemed a “security” under applicable laws.

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

The VIE accounts for majority of the Company’s consolidated results of operations and cash flows for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the VIE accounted for majority of the consolidated total assets and total liabilities of the Company.

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

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our operations.

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37(《国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》(汇发[2014]37号) ), which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign- currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our operating entity or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, including from the proceeds of this offering, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force since March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event.

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

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE or qualified banks in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that it make in the future. In accordance with the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division or other material event. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or their local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

The audit report included in this annual report for the years ended December 31, 2023, 2022 and 2021, was issued by Assentsure, a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Assentsure in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If we do not engage an auditor that is subject to regular inspection by the PCAOB, our ordinary shares stock may be delisted.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Introduction

On February 14, 2020, our predecessor, TKK, consummated a Business Combination contemplated by the Share Exchange Agreement dated as of September 6, 2019, as amended (“Share Exchange Agreement”), by and among TKK, Glory Star New Media Group Limited, a Cayman Islands exempted company (“Glory Star”), Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company (“WFOE”) incorporated in the People’s Republic of China (“PRC”) and indirectly wholly-owned by Glory Star, Xing Cui Can, Horgos, each of Glory Star’s shareholders (collectively, the “Sellers”), TKK Symphony Sponsor 1, TKK’s sponsor (the “Sponsor”), in the capacity as the representative from and after the closing of the Business Combination for TKK’s shareholders other than the Sellers, and Bing Zhang, in the capacity as the representative for the Sellers thereunder, pursuant to which Cheer Holding, Inc. (“CHEER Holdings”) acquired 100% of the equity interests of Glory Star from the Sellers.

Upon the close of the Business Combination, we acquired all of the issued and outstanding securities of Glory Star in exchange for approximately 4,620,403 of our ordinary shares, which includes 1,000,000 ordinary shares that were issued to the former shareholders of Glory Star because certain financial performance targets were attained for both 2019 and 2020 fiscal years.

As a result of the Business Combination, Sellers became the controlling shareholders of the Company. The Business Combination was accounted for as a reverse merger, wherein Glory Star is considered the acquirer for accounting and financial reporting purposes.

We were incorporated as an exempted company under the laws of the Cayman Islands on February 5, 2018 under the name TKK Symphony Acquisition Corporation. In connection with the Share Exchange Agreement, we changed our name from “TKK Symphony Acquisition Corporation” to “Glory Star New Media Group Holdings Ltd.” As a result of the Business Combination, all of our business operations are conducted through our subsidiaries and our VIEs. On October 31, 2023, the shareholders of our Company passed a special resolution to change the Company’s name from “Glory Star New Media Group Holdings Limited” to “Cheer Holding, Inc.” (the “Name Change”). On November 1, 2023, the Company filed a certificate of incorporation on change of name with the Registry of Companies, Cayman Islands, reflecting the Name Change.

The following is a brief description of each of our subsidiaries and VIEs:

●	Glory Star. Glory Star New Media Group Limited (“Glory Star”) is an exempted company incorporated on November 30, 2018, under the laws of the Cayman Islands. Glory Star is authorized to issue 5,000,000 ordinary shares of which 2,000,000 ordinary shares are issued and outstanding. Glory Star is wholly owned by the Company.

●	Glory Star HK. Glory Star New Media Group HK Limited (“Glory Star HK”) is a limited company incorporated on December 18, 2018, under the Companies Ordinance of Hong Kong. The total amount of share capital of Glory Star HK is HKD 1.00 with one (1) authorized share. Glory Star HK is wholly owned by Glory Star.

●	WFOE. Glory Star New Media (Beijing) Technology Co., Ltd. (“WFOE”) is a wholly foreign-owned enterprise established by Glory Star HK on March 13, 2019. WFOE has been issued a business license (No. 91110113MA01HN7N6P) by the Beijing Administration for Industry and Commerce Shunyi District Bureau on April 4, 2019.

●	Xing Cui Can. Xing Cui Can International Media (Beijing) Co., Ltd. (“Xing Cui Can”) is a limited liability company incorporated under laws of PRC on September 7, 2016, and the current shareholders are: Bing Zhang, Jia Lu, Ran Zhang, Yixing He, Ronghui Zhang, Hui Lin, Hui Jin, Hanying Li, Yinghao Zhang, and Jiancong Xiao, all of whom are PRC residents. Xing Cui Can currently holds a business license issued by Beijing Administration for Industry and Commerce Chaoyang District Bureau. Through a series of contractual agreements, WFOE is deemed to control Xing Cui Can and have rights to consolidate all of Xing Cui Can’s audited financial results.

●	Horgos. Horgos Glory Star Media Co., Ltd. (“Horgos”) is a limited liability company incorporated under laws of PRC on November 1, 2016. The current shareholders are Xing Cui Can, Bing Zhang, Jia Lu, Ran Zhang, Yixing He, Ronghui Zhang, Hui Lin, Hui Jin, Hanying Li, Yinghao Zhang and Everest Venture Capital Investment Co., Ltd. (“Everest”). Horgos currently holds a business license issued by Horgos Market Supervisory Authority. Xianhong Liang and Jiancong Xiao are the beneficial owners of Horgos through Everest. Through a series of contractual agreements, WFOE is deemed to control Horgos and have rights to consolidate all of Horgos’s audited financial results.

Prior to the incorporation of Glory Star, on August 31, 2017 (the “Acquisition Date”), Horgos completed the acquisition of 100% of the equity interest of Leshare Star (Beijing) Technology Co., Ltd. (“Beijing Leshare”), a company incorporated in the PRC, which is mainly engaged in internet advertising activities and owns a copyright of “Fashion Star Short Video App Leshare Software.” Horgos purchased all 100% equity interest of Beijing Leshare from six individual shareholders with a consideration of $0. Prior to the acquisition, Mr. Bing Zhang was the chief operation officer of Horgos and had a 65% equity interest in Beijing Leshare, hence the acquisition was deemed as a related party transaction. Beijing Leshare’s assets and liabilities were recorded at their carrying values as of the Acquisition Date, and the results of operations of Beijing Leshare are consolidated with the results of operations of CHEER Group, starting on August 31, 2017.

In addition, on October 26, 2018, Messrs. Bing Zhang, Ran Zhang and Jia Lu, management of Horgos, acquired 51% of the equity interest from Lead Eastern Investment Co., Ltd. (“Dangdai Dongfang”) in a management buy-out for RMB39.4 million ($6.0 million) based on the then net asset value of Horgos (“MBO”). Prior to the MBO, Dangdai Dongfang was the largest shareholder of Horgos, and wanted Horgos to focus on traditional advertising and the production of content for the cable TV networks, the business of Horgos at that time. However, the management of Horgos wanted to expand and transform Horgos into an online media and e-commerce company which is what the CHEER Group is today. However, at that time, Dangdai Dongfang did not wish to make the additional investments into Horgos’ new business and was in fact looking to liquidate its holdings in Horgos because of its own financial troubles at that time. Immediately following the closing of the MBO, Dangdai Dongfang ceased to be a shareholder of Horgos and Mr. Bing Zhang, directly and indirectly through Xing Cui Can, became the controlling shareholders of Horgos, holding 72.58% of the equity interest in Horgos.

Going Private Transaction - Terminated

On July 11, 2022, the CHEER Holdings entered into an agreement and plan of merger (the “Merger Agreement”) with Cheers Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) and GSMG Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Merger Sub”), pursuant to which Merger Sub will merge with and into CHEER Holdings (the “Merger”) and cease to exist, with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly-owned subsidiary of Parent (“Going Private Transaction”), which was approved by the Company’s board of directors and shareholders.

However, on April 6, 2023, the Company sent a notice of termination to the Parent (the “Notice of Termination”), notifying the Parent that the Company proposes to terminate the Merger Agreement pursuant to Section 9.1(b)(ii) of the Merger Agreement due to the Parent and the Merger Sub’s breaches of the Merger Agreement, including, but not limited to, Section 7.2(a). The breaches have resulted in the failure of the conditions set forth in Section 8.3(b) and cannot be cured before the termination date of the Merger Agreement. Pursuant to the Notice of Termination, as a result of such termination, the Parent is obligated to pay US$1,055,897.22 (the “Parent Termination Fee”) to the Company.

On April 7, 2023, the Parent sent a response letter to the Company (the “Response Letter”) that while it disagrees with the allegations made in the Notice of Termination, the Parent acknowledges that the Company has the right to terminate the Merger Agreement pursuant to Section 9.1(h) of the Merger Agreement and thus agrees to pay the Parent Termination Fee pursuant to Section 9.2(b)(iv) of the Merger Agreement on that basis. As a result of the termination of the Merger Agreement, the proposed merger will not be completed.

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

We plan on further expanding our mobile and online business by introducing new apps to the market and thus creating a CHEERS ecosystem. In 2021, we launched CheerCar, our self-developed onboard interactive entertainment app; in 2022, we launched CheerReal, our brand-new digital collection NFT app, which allows different cultural elements to coincide and brings a new immersive experience of digital arts; as part of our ongoing expansion of our CHEERS ecosystem, we are also developing and testing CheerChat, our AI app, which will provide our users with individual and group matching functions, while connecting high-quality content communities that utilize intelligent voice translation technology.

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

Recent Developments

In April 2023, we completed a major upgrade to our self-developed digital collection NFT platform, CheerReal, now available on both Android and iOS and comes with improved security, advanced technology, enhanced functionality, and a more user-friendly interface.

In July 2023, we launched CHEERS Telepathy, a groundbreaking AI content creation platform that incorporates multimodal functions. Powered by CHEERS AI’s intelligent cloud-based service “Polaris”, CHEERS Telepathy offers a glimpse into the future of art, by providing a stable and reliable AI content creation experience that allows for unprecedented possibilities of art and creativity. In September, we unveiled an upgrade on CHEERS Telepathy that further enhance digital content production and interaction; three months later, the upgrade became available following regulatory approval, the multimodal artificial intelligence content creation platform has now emerged as a comprehensive, end-to-end AI application tool for integrated marketing of creative content.

In 2023, our Beijing subsidiary has been recognized once again as National High-Tech Enterprise, the consecutive recognition serves as a testament to our unwavering commitment to technological innovation, research and development prowess, and industry leadership. This prestigious recognition will expedite the transformation of the Company’s technological advancements into practical solutions, bolstering its overall competitiveness and yielding positive results for its business growth.

Key Metrics

We monitor the following key metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, and make strategic decisions:

●	CHEERS Apps Downloads. We define this metric as the total number of downloads of CHEERS Apps as of the end of the period. The number of downloads demonstrates whether we are successful in our marketing efforts in user acquisition. We view the number of downloads at the end of a given period as a key indicator of increased traffic to our apps in terms of attractiveness and usability. The table below sets forth the number of downloads of CHEERS Apps as of the end of the period indicated:

	December 31,
	2022	2023
	(in Millions)
App Downloads
CHEERS Video	342	410
CHEERS e-Mall	34.5	53.5
CHEERS Telepathy		1.3
CheerReal		9.2
Total	376.5	474

●	Monthly Active Users (MAU). We define monthly active users, or MAU, as a user who has logged in or accessed our CHEERS Apps, whether on a mobile phone or tablet. We calculate MAU using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. MAU is a tool that our management uses to manage their operations. In particular, our management sets monthly targets and monitors the MAU to see whether to make adjustments as to the promotional activities, advertising campaign, and/or online video contents. The table below sets forth the MAU on our CHEERS Apps as of the end of the period indicated:

	December 31,
	2022	2023
	(in Millions)
MAU
CHEERS Video	47.7	50.1
CHEERS e-Mall	3.8	6.5
CHEERS Telepathy		0.3
CheerReal		1.3
Total	51.5	58.2

●	Repurchase Rate (RPR) on CHEERS e-Mall. We track RPR to analyze the effectiveness of our marketing as well as customers retention, which is vital to our e-Mall. RPR is calculated as the percentage of our customers who have placed more than one order within a certain period of time. For the 360 days period during the commercial year of 2023, our CHEERS e-Mall RPR was 39.6%.

●	Daily Time Spent (DTS) on CHEERS Video. We measure DTS as an additional metric to evaluate the attractiveness of our video content and stickiness of users. The average DTS using our CHEERS video during the commercial year of 2023 was 59 minutes.

●	Number of Digital Art Collections listed on CheerReal platform was 767 units.

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

Since our establishment, we have focused on developing an ecosystem for our users that incorporates quality content, e-commerce, social networking, gaming and NFT. These core elements have formed the basis of our future metaverse platform and continues to provide us a strong competitive advantage in realizing our new strategic objectives. We plan to continue to integrate our cutting edge AI and blockchain technologies, massive user base from our CHEERS ecosystem, quality content offerings, and our e-commerce platform, with our strategic partners in 5G, AR/VR equipment supports, to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. By leveraging our CHEERS ecosystem, we aim to continue researching and developing different entertainment and shopping applications for our planned metaverse platform, and to provide a suite of tools for our users to facilitate the development of new content by creators. We plan to continue to develop and implement our new business initiatives by investing in ongoing research on the latest innovative technologies.

CHEERS Video

CHEERS Video app is a professionally-produced and curated media platform that engages users with high-quality content, and continues to develop lifestyle short videos and interactive live-broadcasting. We have upgraded the platform to include UGC rights management system. With these upgrades, content creators now have access and opportunity to co-build the platform and contribute to the improvement of the content production ecosystem. We have made a new strategic plan of cultivating outstanding content creators and producing high quality UGC in the long run in partnership with us. The plan includes multiple initiatives such as traffic support and cash subsidies for content creators and guidance of trending topics to support the creation of high-quality videos. We will also adopt NFT technology to help guard the copyrights of original content.

In 2023, another comprehensive upgrade through an exhaustive eight-month process and culminated in a brand new version, the platform has undergone a paradigm shift in its underlying structure, technological framework, UI interface, and all functional modules. The result is an immersive and user-centric experience, with enhanced visibility and seamless accessibility to a multitude of features. By aligning with users’ visual and operational preferences, the redesigned layout structure provides an intuitive and gratifying journey, elevating user satisfaction to unprecedented levels.

CHEERS e-Mall

Leveraging our brand, large viewership, and users of our CHEERS video platform, in April 2019, we launched our e-Mall where we offer products to our users through third party merchants that we have screened and approved. We charge third-party merchants on our CHHERS e-Mall platform a service fee and a commission for the sales of their products.

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

Furthermore, the independent operations of the CHEERS e-Mall and CHEERS video platforms continue to be key growth drivers for us, through the complemental nature of the unique technology, premium content, and strong consumer data insight made possible by our content-driven ecosystem.

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

We currently have eleven (11) live streaming  shows in production, each 90-180 minute segments, where users can interact with each other and the hosts, obtain discount coupons by participating in our real-time online games and quizzes, and make purchases in our e-Mall with these discount coupons. In addition, as requested by some clients, some live streaming shows are customized in order to lead the audience to make purchases in the clients’ online stores and/or in other e-commerce platforms such as JD.com and Taobao.com. We monetize our live streaming shows by promoting products where our subscribers can purchase products through our e-Mall. In addition, our e-commerce suppliers and distributors of our e-Mall have the option to enter separate advertising agreements with us to promote their products in our live streaming shows.

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

CHEERS Telepathy

CHEERS Telepathy, a groundbreaking artificial intelligence (AI) content creation platform that incorporates multimodal functions. Powered by CHEERS AI’s intelligent cloud-based service “Polaris”, CHEERS Telepathy offers a glimpse into the future of art, by providing a stable and reliable AI content creation experience that allows for unprecedented possibilities of art and creativity.

Leveraging the powerful computational capabilities of the Company’s Polaris Intelligent Cloud, CHEERS Telepathy boasts exceptional performance and responsiveness. It possesses the ability to comprehend complex visual data, enabling it to make informed decisions. This unique capability empowers CHEERS Telepathy to handle a diverse range of creative content, including a variety of types from basic text to intricate video scripts and storyboards. Capitalizing on its leadership position in the field of artificial intelligence, CHEERS Telepathy offers intelligent features such as smart tagging, recommendations, formatting, and content generation. By automatically generating various types of creative content tailored to specific requirements and objectives, CHEERS Telepathy optimizes content strategies, based on user feedback and behavior, to enhance interactivity and improve marketing effectiveness.

CHEERS Telepathy’s many functions makes it a perfect content creation tool without a steep learning curve for users starting with no background in design. For graphics creation, It is easily navigable for beginners to identify design and usability metrics that can personalize content creation and improve user engagement. In addition, CHEERS Telepathy is able to automate tasks ranging from content writing to data extraction and translation, and can quickly create a piece of compelling and informative original article that not only provides insights but resonates with a user’s target audience.

CHEERS Open Data

CHEERS Open Data platform is a leading provider of industry solutions, with digital technology as the core, focusing on developing a variety of service projects for the industry, based on the combination of industry best practices and technology empowerment, and committed to providing leading products and industry solutions for enterprise users. The company’s self-developed CHEERS Open Data platform provides one-stop API data service for the whole network, opens the core technology to the upstream and downstream partners of the ecological chain, promotes the development of data services in the Internet era, helps enterprise users to obtain API data quickly and develop efficiently, greatly reduces the development and operation costs, and supports the rapid innovation of enterprise business.

In 2023, our platform had ninety-seven (97) interfaces, and the total number of user engagement was 27 million, while daily usage was more than 150 thousand.

CheerCar

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

CheerChat

CheerChat is our AI social app which has entered the beta phase of testing since 2021. By leveraging the traffic of our CHEERS ecosystem, our CheerChat app will have strong and distinct competitive advantages in penetrating the social audio market. CheerChat will provide users with individual and group matching functions, while connecting high-quality content communities that utilize intelligent voice translation technology. Our innovative technology and business model will provide its CheerChat users with unique social scenarios and a more personalized entertainment experience for social audio networking. We believe that launch of our CheerChat app will be a key development in our progression into the metaverse.

The launch of CheerChat app has been delayed due to development and implement of AI technology, which will improve the overall user experience and development of our CHEERS ecosystem. The launch of CheerChat demonstrates our emphasis on continuing to apply innovative technologies to our business model and create further value through strategic investment in research and development. This long-term vision enables us to maintain our leading position in the new media industry.

CHEERS Metaverse

In December 2023, we announced a groundbreaking advancement in our metaverse retail strategy. By harnessing state-of-the-art technologies, including artificial intelligence, digital twin, cloud computing, and blockchain, the Company is poised to deliver tangible outcomes and redefine the future of shopping in convergence of Web 3.0 and AI.

CHEERS Metaverse is a revolutionary platform meticulously crafted to provide an unparalleled immersive digital experience. Within this virtual realm, users effortlessly navigate through a dynamic landscape integrating intelligent retail, video on demand, social networking, and gaming. By seamlessly blending the physical and virtual domains, this visionary platform empowers users with real-time interactive experiences. Through the transformative power of this integrated ecosystem, the next generation of e-commerce emerges, connecting diverse facets of online and offline shopping contexts. Each user can enter personalized scenarios, protected by robust privacy measures, and engage in transactions with the utmost confidentiality.

Series TV Shows

In February 2017, we started production of our series TV shows, which contain six (6) lifestyle shows, including Cheers Foodie, Cheers Health, Cheers Fashion, Cheers Baby, Cheers Space and Cheers World, each episode is 30 minutes in length. Our series TV shows are unique in the content creation and production, with trending lifestyle updates filmed both in-studio and outdoors. We generate revenues from our series TV shows by licensing to TV stations with exclusive advertising times and charging advertising fees, and by displaying products of our e-Mall. We distribute and promote our series TV shows content on a variety of online video platforms, mobile apps, IPTV and television channels where we generate advertising revenues from traditional pre-video, in-video, and pop-up advertisements. We also generate revenues from soft product placements that are incorporated into our series TV shows. We produce and license our series TV shows for airing on local broadcast, basic cable television networks, and throughout China. Our shows can be seen on satellite stations such as Anhui Satellite Television and Shenzhen Satellite Television, which are year-to-year contracts. The following is a summary of our series TV shows:

Cheers Health	This TV program features and promotes healthy lifestyle.

Cheers Fashion	This TV program features high-end fashion and beauty, and is touted as the fashion bible in the fashion field.

Cheers World	This TV program is China’s only leading short tourism program that brings together the world’s best tourism destinations, sharing travel experiences from unique perspectives of the visitors and the cultural scene of the destinations. It has been fully recommended by the cultural centers or consulates of foreign embassies in China and has close ties and cooperation with embassies in many countries around the world.

Cheers Baby	This TV program is hosted by Cao Ying, who shares the parenting experience of parents in the form of question and answer format, and in-depth interviews. This is one of few programs of this type in China.

Cheers Foodie	This TV program centers around food and the stories between people and food from various perspectives. Since the launch of Shenzhen Satellite TV, our average ranking has remained stable within the top 8 in China.

Cheers Space	This regular weekly program focuses on home décor and interior design.

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

Competition

Our competitors include Alibaba (Nasdaq: BABA), Pin Duoduo (Nasdaq: PDD), Douyu (Nasdaq: DOYU), Mango Media (SZ.300413), and Zhong Guang Tianze (SH.603721) for users, shoppers, and advertising customers. We also compete with other internet media and entertainment services, such as internet and social platforms that offer content in emerging and innovative media formats, as well as major TV stations.

Employees

As of December 31, 2023, we had 127 full time employees. We have entered into written employment contracts with all of our employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

The following table sets forth a breakdown of employees categorized by function as at December 31, 2023:

Department	Headcount	Percentage of Total
Human Resource and General Management Department	8	6.3%
Financial Management Department	8	6.3%
Business Development and Securities Department	1	0.8%
Public and Investor Relations Department	2	1.6%
Information Technology and Research Department	27	21.3%
Integrated Content Marketing Department	21	16.5%
CHEERS Platform and e-Mall Department	60	47.2%
Total	127	100.00%

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

As of December 31, 2023, we owned 83 registered trademarks in the PRC, and 10 registered trademark in Hong Kong. In addition, as of December 31, 2023, we had 70 registered copyrights in the PRC (including 56 software copyrights relating to various aspects of our operations and 14 artwork copyrights). The software and artwork are crucial to our business.

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

Regulations Relating to Internet Advertising

On 25 February, 2023, the SAMR promulgated the Administrative Measures for Online Advertising 《(互联网广告管理办法法》), which became effective on 1 May 2023 and the Interim Administrative Measures for Online Advertising 《(互联网广告管理暂行办法》) issued under the Order of the (former) State Administration for Industry and Commerce No. 87 on 4 July 2016, was abolished simultaneously.

Pursuant to the Administrative Measures for Online Advertising, commercial advertising activities conducted within the territory of the PRC to directly or indirectly promote a product or service through text, images, audio, video, or any other form, using any website, web page, web application, or other online media, shall be governed by such measures and the Advertising Law.

An advertising agent or advertising publisher shall establish, improve and implement systems for the receipt and registration, moderation, file management in respect of their online advertising business. Furthermore, advertising agents and advertising publishers shall cooperate, in accordance with the law, with the investigation of the online advertising industry conducted by market regulatory authority, and provide truthful, accurate, and complete information in a timely manner.

The Administrative Measures for Online Advertising further provides that an online ad shall be identifiable so that it can be clearly identified by consumers as an advertisement. Any paid search ad for a product or service shall be prominently indicated as an ‘‘advertisement’’ by the advertising publisher to distinguish it from natural search results. When publishing an online ad in forms such as in pop-up form, the advertiser and the advertising publisher shall prominently display a close symbol to ensure that it can be closed in one click. It is prohibited to deceive or mislead users into clicking or browsing an ad through certain means.

For those who violating the Administrative Measures for Online Advertising, they may be subject to punishment, including but not limited to fines, confiscating advertising fees, suspension of advertisement publishing business, or revocation of business licence.

Regulations Related to Internet Information Security and Privacy Protection

On 28 May 2020, the National People’s Congress approved the Civil Code of the PRC 《( 中华人民共和国民法典》)(the‘‘Civil Code’’),which has come into effect on 1 January2021.Pursuanttothe Civil Code, the personal information of a natural person shall be protected by the law. Any organisation or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.

The Cyber Security Law of the PRC 《( 中华人民共和国网络安全法》) (the ‘‘Cyber Security Law’’), which was promulgated on 7 November 2016 and came into effect on 1 June 2017, requires that when constructing and operating a network, or providing services through a network, technical measures and other necessary measures shall be taken in accordance with laws, administrative regulations and the compulsory requirements set forth in national standards to ensure the secure and stable operation of the network, to effectively cope with cyber security events, to prevent criminal activities committed on the network, and to protect the integrity, confidentiality and availability of network data. The Cyber Security Law emphasises that any individuals and organisations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Cyber Security Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations. Any violation of the provisions and requirements under the Cyber Security Law may subject an internet service provider to rectifications, warnings, fines, confiscation of illegal gains, revocation of licences, cancellation of qualifications, closedown of websites or even criminal liabilities.

The Data Security Law of the PRC 《( 中华人民共和国数据安全法》) (the ‘‘Data Security Law’’) was passed by the SCNPC on 10 June 2021 and came into effect on 1 September 2021. The Data Security Law requires the data processor to establish and improve a whole-process data security management system, organise data security education and training, and take corresponding technical measures and other necessary measures to safeguard data security. In conducting data processing activities by using the internet or any other information network, the data processor shall perform the above data security protection obligations on the basis of the hierarchical cybersecurity protection system. Any violation of the provisions and requirements under the Data Security Law may subject a data processor to rectifications, warnings, fines, suspension of the related business, revocation of licences or even criminal liabilities.

The Personal Information Protection Law of the PRC 《( 中华人民共和国个人信息保护法》) (the ‘‘Personal Information Protection Law’’) was passed by the SCNPC on 20 August 2021 and has come into effect on 1 November 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances, such as when (i) the individual’s consent has been obtained; (ii) the processing is necessary for the conclusion or performance of a contract to which the individual is a party; (iii) the processing is necessary to fulfil statutory duties and statutory obligations; (iv) the processing is necessary to respond to public health emergencies or protect natural persons’ life, health and property safety under emergency circumstances; (v) personal information is processed within a reasonable scope to conduct news reporting, public opinion-based supervision, and other activities in the public interest; (vi) the personal information that has been made public is processed within a reasonable scope in accordance with this Law; or (vii) under any other circumstance as provided by any law or regulation. It also stipulates the obligations of a personal information processor. Any violation of the provisions and requirements under the Personal Information Protection Law may subject a personal information processor to rectifications, warnings, fines, suspension of the related business, revocation of licences, being entered into the relevant credit record or even criminal liabilities.

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

As of December 31, 2023, we had fifty-six (56) registered software copyrights and fourteen (14) artwork copyrights.

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

As of December 31, 2023, we had eighty-three (83) registered trademarks in the PRC and ten (10) registered trademarks in Hong Kong.

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

As of December 31, 2023, we had 12 domain names in PRC.

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

Measures Regarding Overseas Securities Offering and Listing by Domestic Companies

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force since March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

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

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, if documents and materials that, if leaked, will be detrimental to national security or public interest, are involved, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

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

On March 17, 2023, we wrote off Shenzhen Leshare Investment Co.,Ltd. due to business adjustment.

The following diagram illustrates our corporate structure as of December 31, 2023. Unless otherwise indicated, equity interests depicted in this diagram are held 100%. The relationships between WFOE and Xing Cui Can, and WFOE and Horgos as illustrated in this diagram are governed by the VIE Contracts and do not constitute equity ownership.

Cheer Holding, Inc.
(Cayman Islands)
Glory Star New Media Group Limited
(Cayman Islands)
Glory Star New Media Group HK Limited
(Hong Kong)
Outside China
Inside China
Glory Star New Media
(Beijing) Technology Co., Ltd.
Xing Cui Can International Media
(Beijing) Co., Ltd. (1)
Horgos Glory Star Media Co., Ltd.
Glory Star (Horgos) Media Technology
Co., Ltd
Glory Star Media
(Beijing) Co., Ltd. (2)
Leshare Star
(Beijing) Technology Co., Ltd. (3)
Horgos Glary Prosperity
Culture Co., Ltd (4)
Horgos Glary Prosperity Culture Co., Ltd.
Beijing Branch
Equity interest
Contractual arrangements
(1) Holding company. No operations.
(2) Primarily involved in our online platform and apps as well as production of contents and advertisements.
(3) Primarily responsible for technical support and maintenance of our online platform and apps.
(4) Primarily responsible for back-end services and operations related to our TV contents.

Contractual Arrangements among WFOE, the VIEs and the VIEs Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Glory Star HK is a company registered in Hong Kong. WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIE’s based on the VIE Contracts. As a result of VIE Contracts, Glory Star HK exerts control over WFOE’s consolidated affiliated entities in the PRC and consolidates their operating results in our financial statements under U.S. GAAP. The following is a summary of the VIE Contracts that provide us provide us the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance, and to receive substantially all the economic benefit of the VIEs from our operations. .

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

Transfers of Cash to and from Our VIEs

CHEER Holdings is a holding company with no operations of its own. We conduct our operations in China primarily through our VIEs and their subsidiaries in China. We may rely on dividends and distributions to be paid by our VIEs to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

CHEER Holdings (and Glory Star) is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Cayman Islands, Hong Kong and PRC through loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements. Glory Star HK is also permitted under the laws of Hong Kong to provide funding to Glory Star through dividend distribution without restrictions on the amount of the funds.

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

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Glory Star to Glory Star HK or from Glory Star HK to Glory Star. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors.

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

In order for us to pay dividends to our shareholders, we will rely on payments made from Xing Cui Can and/or Horgos to WFOE, pursuant to VIE Contracts between them, and the distribution of such payments to Glory Star HK as dividends from WFOE. Certain payments from Xing Cui Can and/or Horgos to WFOE are subject to PRC taxes, including enterprise income taxes, VAT and certain other taxes, as the case maybe. As of the date of this annual report, our PRC subsidiary has not made any transfers or distributions.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Glory Star HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Glory Star HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to Glory Star HK.

D. Property, Plants and Equipment

Our principal executive office is located at 22F, Xinhua Technology Building, No. 8 Tuofangying Road, Jiangtai, Chaoyang District, Beijing, People’s Republic of China, which has approximately 1,770 square meters of office space. As of December 31, 2023, we also rent an additional four (4) facilities primarily used for office space. We lease a total of 2,048 square meters of office space, including our principal executive office. We pay monthly rent of approximately $26,029.55 per month. We believe that our current offices are suitable and adequate to operate our business at this time. We do not own any real property.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We provide advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China. Major production from us includes short videos, online variety show, online drama, living stream and CHEERS series. We are fast becoming one of the leading contents driven e-commerce platforms in China. We focus on creating original lifestyle content to monetize our advertising and e-commerce platform. We mainly offer and generate revenue from the copyright licensing of self-produced content, advertising and customized content production and CHEERS e-Mall marketplace service, membership fees, and others.

In April 2023, we completed a major upgrade to our self-developed digital collection non-fungible tokens (“NFT”) application, CheerReal. The update is now available on both Android and iOS and comes with improved security, advanced technology, enhanced functionality, and a more user-friendly interface.

In July 2023, we launched CHEERS Telepathy, a groundbreaking artificial intelligence (AI) content creation platform that incorporates multimodal functions. Powered by CHEERS AI’s intelligent cloud-based service “Polaris”, CHEERS Telepathy offers a glimpse into the future of art, by providing a stable and reliable AI content creation experience that allows for unprecedented possibilities of art and creativity.

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

On April 6, 2023, the Company sent a notice of termination to the Parent (the “Notice of Termination”), notifying the Parent that the Company proposes to terminate the Merger Agreement pursuant to Section 9.1(b)(ii) of the Merger Agreement due to the Parent and the Merger Sub’s breaches of the Merger Agreement, including, but not limited to, Section 7.2(a). The breaches have resulted in the failure of the conditions set forth in Section 8.3(b) and cannot be cured before the termination date of the Merger Agreement. Pursuant to the Notice of Termination, as a result of such termination, the Parent is obligated to pay $1,055,897 (the “Parent Termination Fee”) to the Company.

On April 7, 2023, the Parent sent a response letter to the Company (the “Response Letter”) that while it disagrees with the allegations made in the Notice of Termination, the Parent acknowledges that the Company has the right to terminate the Merger Agreement pursuant to Section 9.1(h) of the Merger Agreement and thus agrees to pay the Parent Termination Fee pursuant to Section 9.2(b)(iv) of the Merger Agreement on that basis. As a result of the termination of the Merger Agreement, the proposed Going Private Transaction was terminated..

On May 9, 2023, the Company closed private placements with two (2) accredited investors (the “Investors”). The Company issued an aggregate of 2,419,355 ordinary shares (after giving effect to Share Consolidation) of the Company, par value $0.001, at a price per share of $24.80 for gross proceeds of $60,000,000.

On September 5, 2023, the Company closed private placements with two (2) accredited investors (the “Investors”). The Company issued an aggregate of 806,451 ordinary shares (after giving effect to Share Consolidation) of the Company, par value approximately $0.001, at a price per share of $24.80 (after giving effect to share consolidation effected in November 2023) for gross proceeds of $20,000,000.

On November 1, 2023, the Company changed its legal name from Glory Star New Media Group Holdings Limited. to Cheer Holding, Inc. In connection with the name change, the Company also changed its trading symbol for tis ordinary shares from “GSMG” to “CHR”. The Company’s warrants continue to trade under the ticker symbol “GSMGW”.   Effective on November 9, 2023, the Company traded on open market under new name and trading symbol.

Share Consolidation

On November 24, 2023, the Company effected a share consolidation at a ratio of one-for-tenth (10) ordinary shares with a par value of $0.0001 each in the Company’s issued and unissued share capital into one ordinary share with a par value of approximately $0.001 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company to be $20,200 divided into 20,000,000 ordinary shares of a par value of $0.001 each and 2,000,000 preferred shares of a par value of $0.0001 each

Key Factors that Affect Operating Results

We believe that our results of operations are significantly affected by the following key factors:

Ability to maintain and grow users and user time spent on the CHEERS App

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

Ability to obtain adequate capital to meet our capital needs

The operation of an internet video streaming content provider and producer of television shows requires significant and continuous investment in content production or acquisition and video production technology. Producing high-quality original content is costly and time-consuming and typically requires a long period of time in order to realize a return on investment, if at all.

Ability to provide our users with compelling content choices

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

Ability to maintain and enhance our brand

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

	For the Years Ended December 31, (In U.S. dollars in thousands)
	2023	2022	2021

Net revenues:
Cheers App Internet Business	$141,005	$144,045	$135,263
Traditional Media Business	11,322	13,034	17,749
Total consolidated net revenues	$152,327	$157,079	$153,012
Operating income:
Cheers APP Internet Business	$27,108	$24,510	$32,081
Traditional Media Business	2,177	2,218	4,210
Total segment operating income	29,285	26,728	36,291
Unallocated item (1)	-	(2)	(4)
Total consolidated operating income	$29,285	$26,726	$36,287

*	The unallocated item for the years ended December 31, 2023, 2022 and 2021 presents the share-based compensation for employees, which is not allocated to segments.

A. Operating Results

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance. The numbers are expressed in U.S. dollars in thousands, except for percentages.

For the years ended December 31, 2023 and 2022 (In U.S. dollars in thousands)

	For the Years Ended December 31,
	2023		2022		Change
	$	%	$	%	$	%
Revenues	152,327	100.00	157,079	100.00	(4,752)	(3.03)
Operating expenses:
Cost of revenues	(39,549)	(25.96)	(40,580)	(25.83)	1,031	(2.54)
Selling and marketing	(76,200)	(50.02)	(82,534)	(52.54)	6,334	(7.67)
General and administrative	(5,658)	(3.71)	(5,908)	(3.76)	250	(4.23)
Research and development	(1,635)	(1.07)	(1,331)	(0.85)	(304)	22.84
Total operating expenses	(123,042)	(80.77)	(130,353)	(82.99)	7,311	(5.61)

Income from operations	29,285	19.23	26,726	17.01	2,559	9.57

Other income (expenses):
Interest income (expense), net	3	0.00	(93)	(0.06)	96	(103.23)
Change in fair value of warrant liability	86	0.06	(62)	(0.04)	148	(238.71)
Other income (expense), net	1,215	0.80	282	0.18	933	330.85
Total other income	1,304	0.86	127	0.08	1,177	926.77
Income before income taxes	30,589	20.08	26,853	17.10	3,736	13.91
Income tax expense	(61)	(0.04)	(413)	(0.26)	352	(85.23)
Net income	30,528	20.04	26,440	16.83	4,088	15.46

Revenues

For the years ended December 31, 2023 and 2022, we primarily generated revenues from three revenue streams: advertising, copyright licensing, and CHEERS e-Mall market service. For the years ended December 31, 2023 and 2022, 97.9% and 96.8% of our revenues derived from advertising services.

Our revenues for the year ended December 31, 2023 were approximately $152.3 million, representing a decrease of approximately $4.8 million, or 3.03% from approximately $157.1 million for the year ended December 31, 2022. The change in revenues was mainly affected by depreciation of RMB during the year ended December 31, 2023, leading to a lower USD amount in translation of revenues from RMB into USD. The weighted average rate for the year ended December 31, 2023 was RMB 7.0809 to approximately $1.00, depreciated from RMB 6.7261 to approximately $1.00 for the year ended December 31, 2022.

Without the impact of fluctuation of foreign exchange rates, our revenues for the year ended December 31, 2023 increased by approximately RMB 22.1 million (approximately $3.1 million), or 2.09% as compared with the revenues for the same period of 2022. The increase in the revenues was primarily attributable an increase of advertising revenues of approximately RMB 32.4 million as a result of continuous efforts to expand our customer base through improving our content production quality, partially offset by a decrease of revenues generated from copyright licensing of approximately RMB 6.9 million because of decrease of orders for such services from our customers.

We expect to further expand our customers base with our efforts to enhance brand recognition and user traffic generation, leading to more exposure and high popularity of our Apps.

Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

Cost of revenues consists primarily of production cost of TV series, short stream video, live stream and network drama, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of our online game and shopping platform CHEERS App such as bandwidth cost and amortization of intangible assets. Our cost of revenues decreased by approximately $1.0 million, or 2.54%, from approximately $40.6 million for the year ended December 31, 2022 to approximately $39.5 million for the year ended December 31, 2023. Similar to the changes in revenues, the decrease in cost of revenues was primarily caused by depreciation of RMB during the year ended December 31, 2023, leading to a lower USD amount in translation of revenues from RMB into USD. Without the impact of fluctuation of foreign exchange rates, our revenues for the year ended December 31, 2023 increased by approximately RMB 7.1 million (approximately $1.0 million), or 2.60% as compared with the revenues for the same period of 2022. The change in cost of revenues was in line with the changes in revenues. we expect to achieve a further increase in advertising revenues with our continuous investment in advertising business. However, it may take time to make further investments before we generate revenues.

Our sales and marketing expenses primarily consist of salaries and benefits of sales department, user acquisition expense, advertising fee, travelling expense and CHEERS e-Mall marketing expense. Our sales and marketing expenses decreased by approximately $6.3 million, to approximately $76.2 million for the year ended December 31, 2023 from approximately $82.5 million for the year ended December 31, 2022. The decrease was mainly due to a decrease in promotion service charge of approximately $5.9 million because we reduced cost in marketing and promotion as we believe we have gained reputation among our target customers.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management and bad debt provision expense for accounts receivable and professional service fees. Our general and administrative expenses was stable at approximately $5.7 million and $5.9 million, respectively, for the year ended December 31, 2023 and 2022. The change was primarily caused by a decrease of approximately $1.0 million in expenditure on a data-based software as we incurred such expenditures in the year of 2022, and an increase of approximately $1.30 million in professional service expenses because we incurred higher professional service expenses for Going Private Transactions.

Our research and development expenses consist primarily of salaries and benefits for our research and development department. Research and development expenses for the years ended December 31, 2023 and 2022 were approximately $1.6 million and approximately $1.3 million, respectively. Such increase was primarily due to the continued investment in the IT infrastructure, user-friendliness upgrades, and continual implementation on content driven strategies.

Other income, net

Other income, net for the year ended December 31, 2023 was approximately $1.3 million, which was primarily generated from other income of approximately $1.2 million due to reversal of accounts payables due to suppliers which were liquidated.

Other income, net for the year ended December 31, 2022 was approximately $0.1 million, which mainly consisted of the other income in the amount of approximately $0.3 million income, partially offset by interest expense and change in fair value of warrant liability.

Income tax expense, net

Income tax expenses for the year ended December 31, 2023 were approximately $61,000 because we reversed certain deferred tax assets arising from allowance for doubtful receivables as a result of collection of these receivables from our customers. Income tax benefits for the year ended December 31, 2022 were approximately $0.4 million arising from recognition of deferred tax assets for recognition of allowance against doubtful accounts receivable.

Net Income

As a result of the foregoing, we had a net income of approximately $30.5 million in the year ended December 31, 2023, as compared to a net income of approximately $26.4 million in the year ended December 31, 2022.

For the years ended December 31, 2022 and 2021 (In U.S. dollars in thousands)

	For the Years Ended December 31,
	2022		2021		Change
	$	%	$	%	$	%
Revenues	157,079	100.00	153,012	100.00	4,067	2.66
Operating expenses:
Cost of revenues	(40,580)	(25.83)	(34,944)	(22.84)	(5,636)	16.13
Selling and marketing	(82,534)	(52.54)	(77,520)	(50.66)	(5,014)	6.47
General and administrative	(5,908)	(3.76)	(3,341)	(2.18)	(2,567)	76.83
Research and development	(1,331)	(0.85)	(920)	(0.60)	(411)	44.67
Total operating expenses	(130,353)	(82.99)	(116,725)	(76.28)	(13,628)	11.68

Income from operations	26,726	17.01	36,287	23.72	(9,561)	(26.35)

Other (expenses) income:
Interest expense, net	(93)	(0.06)	(513)	(0.34)	420	(81.87)
Change in fair value of warrant liability	(62)	(0.04)	809	0.53	(871)	(107.66)
Other income(expense), net	282	0.18	(255)	(0.17)	537	(210.59)
Total other income	127	0.08	41	0.03	86	209.76
Income before income taxes	26,853	17.10	36,328	23.74	(9,475)	(26.08)
Income tax expense	(413)	(0.26)	(976)	(0.64)	563	(57.68)
Net income	26,440	16.83	35,352	23.10	(8,912)	(25.21)

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

Our revenues in the year of 2022 were approximately $157 million compared to approximately $153 million in the same period of 2021, which approximately maintained at the same level. Despite the uncertain external environment, we are proud of our outstanding performance on a continual base. We believe that they are due to the company’s effort to enhance brand recognition and user traffic generation, leading to more exposure and high popularity of our apps, consequently, gaining a competitive edge during the fiscal year of 2022.

Our biggest source of revenue is Advertising revenue, approximately $152 million for the year ended December 31, 2022, which is a 14.4% increase as compared with that of the year ended December 31, 2021. Revenues from customized content production, copyrights and CHEERS e-Mall marketplace service declined due to COVID-19 lockdown restrictions

Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

Cost of revenues consists primarily of production cost of TV series, short stream video, live stream and network drama, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of our online game and shopping platform CHEERS App such as bandwidth cost and amortization of intangible assets. Our cost of revenues increased to approximately $40.6 million, for the year ended December 31, 2022 from approximately $34.9 million for year ended December 31, 2021, mainly attributed by the production cost, as a result of our continued investment in quality content. That helps to gain and secure our competitive edge in the industry.

Our sales and marketing expenses primarily consist of salaries and benefits of sales department, user acquisition expense, advertising fee, travelling expense and CHEERS e-Mall marketing expense. Our sales and marketing expenses increased by approximately $5 million, to approximately $82.5 million for the year ended December 31, 2022 from approximately $77.5 million for the year ended December 31, 2021, mainly due to an increase in marketing and advertising fees to enhance the Company’s brand recognition and user traffic generation.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management and bad debt provision expense for accounts receivable and professional service fees. Our general and administrative expenses increased by approximately $2.6 million, or 76.8%, to approximately $6.0 million for the year ended December 31, 2022 from approximately $3.3 million for the year ended December 31, 2021. mainly attributed by recording more allowance for credit loss for the year ended December 31, 2022. After considering all circumstances on collection of receivable, e.g. historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions and forecasts of future economic conditions, recording more bad debt provision represent the financial statements in a true, fair view and prudent manner.

Our research and development expenses consist primarily of salaries and benefits for our research and development department. Research and development expenses for the years ended December 31, 2021 and 2022 were approximately $0.9 million and approximately $1.3 million, respectively. Such increase was primarily due to the continued investment in the IT infrastructure, user-friendliness upgrades, and continual implementation on content driven strategies.

Other income, net

Other income, net for the year ended December 31, 2022 was approximately $0.13 million, which mainly includes our other income in the amount of approximately $0.28 million income off set by interest expense and change in fair value of warrant liability. Other income, net for the year ended December 31, 2021 was approximately $0.04 million, which primarily included the change in fair value of warrant liability in the amount of approximately $0.8 million and partially offset by the interest expense and other expense in the amount of approximately $0.76 million.

The change in fair value of warrant liability for the year ended December 31, 2022 represents a net remeasurement loss of approximately $0.06 million for the private placement warrants. The private placement warrants were issued in connection with the initial public offering of TKK Symphony Acquisition Corporation (“TKK”) and recorded to our consolidated financial statements as a result of the Company’s merger with TKK and the reverse recapitalization that occurred on February 14, 2020. As of February 14, 2020, TKK had 13,000,000 of private placement warrants outstanding. The fair value of the private warrants as of December 31, 2021 and December 31, 2022 was estimated to be approximately $24 thousand and approximately $86 thousand, respectively, by using the binomial option valuation model. The change in fair value as of December 31, 2022 as compared to that of December 31, 2021 amounted to approximately $62 thousand, which was recognized in the consolidated statements of operations.

Income tax expense, net

Income tax expense for the year ended December 31, 2022 was net of approximately $0.4 million, as compared to net of approximately $1.0 million for the year ended December 31, 2021.

Net Income

As a result of the foregoing, we had a net income of approximately $26.4 million (including the revaluation gain of warrant liability related to private warrants) in 2022, as compared to a net income of approximately $35.4 million (including the revaluation gain of warrant liability related to private warrants) in 2021.

B. Liquidity and Capital Resources

As of December 31, 2023, 2022, and 2021, our principal sources of liquidity were cash and cash equivalents of approximately $194.2 million, $70.5 million and $77.3 million, respectively. Working capital at December 31, 2023 was approximately $260.7 million. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantially all of our cash and cash equivalents as of December 31, 2023 were held in China, of which all are denominated in Renminbi (RMB). In addition, we are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and VIEs in China. As a result, our ability to pay dividends, if any, depends upon dividends paid by our wholly-owned subsidiaries. We do not anticipate to pay any dividends in the future as any net income earned will be reinvested in the Company. In addition, our WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our WFOE to business development and do not plan to request dividend distributions from the WFOE.

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

Cash Flows

The following table summarizes our cash flows for the years indicated. The numbers are expressed in U.S. dollars in thousands, except for percentages.

	For the Years Ended December 31, (In U.S. dollars in thousands)
	2023	2022	2021
Net cash provided by operating activities	$42,174	$7,739	$46,455
Net cash used in investing activities	(3)	(7,989)	(1,051)
Net cash provided by financing activities	82,021	508	13,286
Effect of exchange rate changes	(149)	(7,078)	881
Net increase (decrease) in cash and cash equivalents	124,043	(6,820)	59,571
Cash, cash equivalents and restricted cash, at beginning of year	70,482	77,302	17,731
Cash, cash equivalents and restricted cash, at end of year	$194,525	$70,482	$77,302

We primarily fund our operations from our net revenues, bank loans and equity financing through private placements. During the years ended December 31, 2022 and 2021, our account receivables increased and we have had  to supplement our cash flow. For the year ended December 31, 2023, our accounts receivable decreased by approximately $16.9 million. We intend to continue focusing on timelier collections of account receivable which should enhance our cash flows. We anticipate that the major capital expenditure in the near future is for the further enhancement of our CHEERS App. For the years ended December 31, 2023 and 2021, our prepayments and other current assets increased to approximately $22.3 million   and $10.7 million, respectively, while for the year ended December 31, 2022, our prepayment and other current assets decreased to approximately $16.9 million. The changes were primarily caused by changes in prepayments to our vendors for customer acquisition.

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

Operating Activities

Net cash provided by operating activities was approximately $42.2 million for the year ended December 31, 2023. This consisted primarily of net income of approximately $30.5 million and non-cash depreciation and amortization expense of approximately $3.4 million and provision of approximately $3.6 million against doubtful accounts, accounts receivable of approximately $13.7 million, which decreased by approximately $55 million because we improved collection from customers, and other tax payable of approximately $9.5  million, which increased by $2 million, in line with increase of revenues, partially offset by an increase of prepayments and other current assets in the amount of approximately $22.3 million because we increased our purchase of content production which required of repayments.

Net cash provided by operating activities was approximately $7.7 million for the year ended December 31, 2022. This consisted primarily of net income of approximately $26.4 million, and a decrease of prepayment of approximately $16.9 million due to the decrease of the purchase of production content from third party and the increase of own produce content; partially offset by an increase of accounts receivable in the amount of approximately $42.1 million as a result of the increased revenue.

Net cash provided by operating activities was approximately $46.5 million for the year ended December 31, 2021. This consisted primarily of net income of approximately $35.4 million, and an increase in accounts payable of approximately $4.8 million, a decrease in accounts receivable in the amount of approximately $19.9 million, mainly due to the cash receipt of customers; partially offset by a decrease of accrued liabilities and other payables in the amount of approximately $9.2 million, as well as the increase of prepayment of approximately $10.7 million that was mainly due to the increase of prepayments for suppliers and the prepayment for software development.

Investing Activities

Net cash used in investing activities was approximately $3,000 for the year ended December 31, 2023, which was primarily incurred for purchase of property and equipment.

Net cash used in investing activities was approximately $8.0 million for the year ended December 31, 2022, which was primarily due to the payments to the acquisition of intangible assets and the purchases of equipment, which was acquired to enhance the shopping, game, media functions of CHEERS App for the future growth of business and operation.

Net cash used in investing activities was approximately $1.1 million for the year ended December 31, 2021, which was primarily due to the approximately $2.7 million payments for the acquisition of intangible assets, and partially offset by the return on short term investment of approximately $1.8 million.

Financing Activities

Net cash provided by financing activities was approximately $83.2 million for the year ended December 31, 2023, which was primarily attributable to proceeds of $80.0 million from issuance of ordinary shares in connection with a private placement, proceeds of approximately $4.7 million and $1.4 million, respectively, from short-term bank loans and long-term bank loans, borrowings of approximately $1.6 million from related parties, partially offset by repayments of short-term bank loans of $4.8 million.

Net cash provided by financing activities was approximately $0.5 million for the year ended December 31, 2022, which was primarily attributable to the repayments of bank loans and loan origination fees of approximately $6.3 million due to the maturity of bank loans; offset by the capital contribution of approximately $0.7 million from Glory Star Group shareholders and the amount of approximately $6.1 million from short term borrowings.

Net cash provided by financing activities was approximately $13.3 million for the year ended December 31, 2021, which was primarily attributable to proceeds from equity finance of approximately $15.3 million and the withdraw of bank loans of approximately $5.1 million; partially offset by the payment of bank loans and loan origination fees in the amount of approximately $6.9 million.

Please refer to “Notes to Consolidated Financial Statements—Note 9. Bank Loans” for the details of loan terms and interest rates.

Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interests in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Capital Expenditures

Our capital expenditures were $3,000, $7,989 and $1,051 for the years ended December 31, 2023, 2022 and 2021,  respectively. In these periods, our capital expenditures were mainly used to purchase property, equipment and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.

C. Research and development

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We compete aggressively for engineering talent and work closely with top IT firms through outsourcing to address challenges such as AI recommended search engine, block chain scoring e-mall, network games battle platform, data warehouse, social networking E-commence V3.0, video media warehouse. In the years ended December 31, 2023, 2022 and 2021, our research and development expenditures were approximately $1.6 million, $1.3 million and $0.9 million, respectively. In addition, intangible asset was approximately $20.3 million, $20.3 million and $16.7 million as of December 31, 2023, 2022 and 2021, respectively. The increase in intangible assets was a result of the capitalization of research and development expenditures. We plan to continue investing in and improving our CHEERS App to further increase user friendliness, functionality and efficiency.

D. Trend information

See “—A. Operating Results” of this Item 5 and “Item 3.D. Key Information—Risk Factors” of this annual report.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this report.

A list of critical accounting policies, judgements and estimates that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this report.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table set forth the names and ages as of our current directors, executive officers and significant employees as of the date of this annual report.

Name	Age	Position
Bing Zhang	56	Director (Chairman) ,Chief Executive Officer and interim Chief Finance Officer
Jia Lu	43	Director and Senior Vice President of Glory Star Media (Beijing) Co., Ltd.
Ke Chen	45	Independent Director
Zhihong Tan	56	Independent Director
Yong Li	54	Independent Director

The address and telephone number of each director and executive officer of the Company is: 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016 (Tel:+ 86-10-87700500).

The following is a brief biography of each of our executive officers and directors:

Mr. Bing Zhang became our chairman, director and chief executive officer in February 2020 upon the consummation of the Business Combination. Mr. Zhang has been the chairman of CHEER Group since 2019 and he also serves as the chief executive officer of Horgos and Xing Cui Can since 2016. From 2011 to 2016, Mr. Zhang was the Vice President of Trends Group as well as Chairman of Board of Directors and General Manager of Trends Star (Beijing) Cultural Media Co., Ltd. Mr. Bing Zhang holds an EMBA Degree of Tsinghua SEM and a Bachelor Degree of Hunan University.

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

We currently only have five Board members who are all male, none of whom are diverse. While we value diversity, we have not made any changes to increase the diversity amongst our board members due to board members deciding to stand for re-election. We plan to explore ways to have board diversity including possibly increasing the size of our board and/or as part of our board rotation process.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

In 2023, we paid an aggregate of $ 196,139.82 in cash to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Equity Compensation Plan Information

On February 14, 2020, our board of directors approved our 2019 Equity Incentive Plan (“2019 Plan”), which was approved by our shareholders on December 23, 2019. The 2019 Plan allows for the award of stock and options, up to 373,2,59 ordinary shares. No awards were granted to our executive officers and employees during the fiscal year ended December 31, 2023. Please see “Item 6. Directors, Senior Management And Employees—B. Compensation” for grant of shares to our executive officers. As of December 31, 2023, options and restricted share units to purchase a total of 214,034 of our ordinary shares were outstanding under the 2019 Plan.

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

Compensation of Non-Executive Directors

We entered into respective independent director agreements with our independent directors, Messrs.Zhihong Tan, Yong Li and Ke Chen in connection with their appointments as independent directors of the Company. Pursuant to the independent director agreements, each independent director shall be entitled to a fee of $2,000 per month ($24,000 per year). In addition, we also granted each independent director 2,000 of our ordinary shares pursuant to the terms and conditions of a restricted stock award agreement pursuant to our 2019 Equity Incentive Plan. Each independent director is also entitled to reimbursement for-out of-pocket expenses incurred. In 2023, we paid an aggregate of $ 72,000 in cash to our independent directors, including Ming Shu Leung, our former director who resigned on April 6, 2022, and did not grant any restrictive stock units under our 2019 Plan to our independent directors.

Employment Agreements with Executive Officers

We entered into an Employment Agreement with our chief executive officer, Bing Zhang, effective December 20, 2019. Mr. Zhang is an “at-will” employee.

Glory Star Media (Beijing) Co., Ltd entered into an Employment Agreement with our Director and its Senior Vice President, Jia Lu, effective December 20, 2019. Mr. Lu is an “at-will” employee.

There were no performance based cash bonuses paid for years ended December 31, 2023 and 2022. For the year ended December 31, 2023, no awards were granted to our executive officers under the 2019 Plan.

C. Board Practices

Board of Directors

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office for Class I directors, consisting of Messrs. Jia Lu and Zhihong Tan, will expire at the 2026 annual meeting. The term of office of the Class II directors, consisting of Messrs. Yong Li and Bing Zhang, unless re-elected will expire at the 2024 annual meeting, and the term of office of the Class III directors, consisting of Mr. Ke Chen will expire at the 2025 annual meeting.

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

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our Audit Committee Charter, Nominating Committee Charter and Compensation Committee Charter with the SEC and have made it available on our website at http://ir.gsmg.co. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. Requests for a copy of the Code of Ethics may be made by writing to the Company at Cheer Holding, Inc., 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China.

D. Employees

As of December 31, 2023, we had approximately 127 full-time employees. The table below sets forth a breakdown of the numbers of employees by functions as of December 31, 2023:

Department	Headcount	Percentage of Total
Human Resource and General Management Department	8	6.3%
Financial Management Department	8	6.3%
Business Development and Securities Department	1	0.8%
Public and Investor Relations Department	2	1.6%
Information Technology and Research Department	27	21.3%
Integrated Content Marketing Department	21	16.5%
CHEERS Platform and e-Mall Department	60	47.2%
Total	127	100.00%

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 10,053,859 Ordinary Shares outstanding as of March 4, 2024.

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

	Ordinary Shares Beneficially Owned
Name and Address(1)	Number	Percent
Bing Zhang(2)	1,971,287	19.61%
Jia Lu(3)	655,429	6.52%
Ke Chen	200	*
Zhihong Tan	200	*
Yong Li	200	*
All directors and executive officers as a group (five individuals):	2,627,316	26.13%
		*
Happy Starlight Limited(2)	1,895,287	18.85%
Enjoy Starlight Limited(3)	655,412	6.52%
Shah Capital Management(4)	900,000	8.95%
Shah Capital Opportunity Fund LP(4)	900,000	8.95%
Himanshu H. Shah(4)	900,000	8.95%
Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd.(5)	2,016,129	20.05%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is 22nd Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying Road, Chaoyang District, Beijing, China.

(2)	Mr. Bing Zhang is the chairman and chief executive officer of Glory Star. Mr. Zhang is sole shareholder and director of Happy Starlight Limited, which holds 18.85% of our ordinary shares.

(3)	Mr. Jia Lu is the director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Mr. Lu is the sole shareholder and a director of Enjoy Starlight Limited, which holds 6.52% of our ordinary shares.

(4)	Mr. Himanshu H. Shah is the president and chief investment officer of Shah Capital Management, Inc., which serves as the investment adviser to Shah Capital Opportunity Fund LP, of which Mr. Shah is also its managing member. According to the Form 13G/A jointly filed by Mr. Shah, Shah Capital Opportunity Fund LP and Shah Capital Management (Collectively, “Reporting Persons”) with the SEC on April 21, 2023, the amount of shares the Reporting Person beneficially owned was 900,000 (as adjusted for the Share Consolidation). Consequently, Mr. Shah may be deemed the beneficial owner of the 900,000 shares held by Shah Capital Opportunity Fund LP and has shared voting and dispositive control over such securities.

(5)	Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd. (“ZSDX”) is a corporation with limited liability organized under the laws of the People’s Republic of China. The principal office for ZSDX is located at 6F Building 4, Wangjing Street, Chaoyang District, Beijing, China 100020. According to the Form 13D filed by ZSDX with the SEC on May 19, 2023, the amount of shares ZSDX beneficially owned was 2,016,129 (as adjusted for the Share Consolidation).

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

Except as otherwise disclosed or referenced in this annual report, there were no related party transaction in 2022 and 2023.

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

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. Except for the litigation disclosed below, to the best knowledge of management, there are no material legal proceedings pending against us.

On December 18, 2023, Mr. Kevin Lu filed a lawsuit against the Company in the United States District Court for the Southern District of New York asserting two causes of action: (i) aiding and abetting breach of fiduciary duties and (ii) negligence and gross negligence. His claims arise from the Company’s consideration and eventual termination of the Going Private Transaction. Mr. Lu does not specify the amount of damages he is seeking. We removed to federal court and filed a motion to dismiss on the basis that the Company is not subject to personal jurisdiction in New York State. The case is in its early stages and our management believes it is premature to assess and predict the outcome of this litigation.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares and warrants are each listed on the Nasdaq Capital Market under the symbols “CHR,” and “GSMGW,” respectively following the Name Change.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants are each listed on the Nasdaq Capital Market under the symbols “CHR,” and “GSMGW,” respectively.

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

C. Material Contracts

On February 22, 2021, we entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities, LLC (“Univest”), as the representative of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which we agreed to issue and sell (i) 381,098 of our ordinary shares (“Offered Shares”), par value of $0.001 per share (the “Ordinary Shares”) and (ii) warrants (the “Warrants”) to purchase an aggregate of 381,098 Ordinary Shares (the “Warrant Shares”) in an underwritten public offering (the ” Public Offering”). In addition, we granted the Underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 57,165 Ordinary Shares (the “Option Shares”) and Warrants to purchase up to 57,165 Ordinary Shares at the public offering price, less underwriting discounts and commissions. On February 24, 2021, we completed the Public Offering at a public offering price of $32.80 per share and associated warrant. After deducting underwriting discounts and commissions and other estimated offering expenses, the net proceeds of the Public Offering were approximately $11.3 million. Univest Securities, LLC was the sole book-running manager for the offering.

On March 25, 2021, the underwriters fully exercised and closed on their over-allotment option to purchase an additional 57,165 ordinary shares of the Company, together with warrants to purchase up to 57,165 ordinary shares of the Company in connection with our Public Offering on February 24, 2021 (the “Over-allotment Exercise”). The additional ordinary shares and warrants were sold at the public offering price of $32.80 per ordinary share and associated warrant. After deducting underwriting discounts, the additional net proceeds of the Over-allotment Exercise were approximately $1.7 million.

On August 25, 2021, we entered into a subscription agreement (the “Subscription Agreement”) with one institutional investor pursuant to which the Company agreed to sell up to a total of 285,714 ordinary shares (“Ordinary Shares”) and warrants to purchase up to 285,714 Ordinary Shares for total gross proceeds of up to approximately $10,000,000. Each Ordinary Share sold in the offering will be accompanied by a warrant (“Warrant”) exercisable to purchase one Ordinary Share at an exercise price of $44.00 per share. Each Ordinary Share and accompanying Warrant are being sold at a fixed combined purchase price of $35.00. Each Warrant will be exercisable immediately, and will expire on the first anniversary of the date of issuance. The purchase of the Ordinary Shares and Warrants will occur in tranches at the election of the investor, provided, however, that a minimum of $1,000,000 in Ordinary Shares and Warrants must be purchase for each tranche. The investor must purchase all $10,000,000 in Ordinary Shares and Warrants by September 30, 2021. Pursuant to the Subscription Agreement, on August 30, 2021, the investor purchased $2,000,000 in Ordinary Shares and Warrants for the first tranche representing 57,143 Ordinary Shares and Warrants to purchase 57,143 Ordinary Shares. However, as of September 30, 2021, the investor has not elected to purchase the remaining Ordinary Shares and Warrants under the Subscription Agreement.

On April 18, 2023, the Company entered into a Share Subscription Agreement (the “Subscription Agreement”) with two (2) accredited investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors and the Investors agreed to purchase from the Company, an aggregate of 2,419,355 ordinary shares of the Company, par value $0.001 (the “Shares”), at a price per share of $24.80 (the “Purchase Price”) for an aggregate gross proceeds of $60,000,000 (the “Private Placement”). The Purchase Price was determined based off of the privatization price of US $15.50 per share approved by the Company’s shareholders on November 11, 2022, with a 60% premium as agreed to by the Company and the Investors. The Private Placement was made in reliance on an exemption for private offerings pursuant to Regulation S under the Securities Act of 1933, as amended. The Private Placement closed on May 9, 2023.

On August 16, 2023, the Company entered into a Share Subscription Agreement (the “Subscription Agreement”) with two (2) accredited investors (the “Investors”), each of whom represented that it was a “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Subscription Agreement, the Company agreed to issue and sell to the Investors an aggregate of 806,452 ordinary shares of the Company, par value $0.001 (the “Shares”), at a price per share of $24.80 (the “Private Placement”). The gross proceeds from the Private Placement are $20,000,000. The Private Placement closed on September 5, 2023.

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

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with Cheer Holding, Inc. (the “Company”):

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

However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this Annual Report on Form 20-F on our website at ir.gsmg.co. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

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

Concentration Risk

The Company has a concentration of its revenues and receivables with specific customers. For the year ended December 31, 2023, four customers accounted for 18%, 15%, 15% and 11% of the Company’s total revenue, respectively. For the year ended December 31, 2022, four customers accounted for 21%, 18%, 18% and 15% of the Company’s total revenue, respectively. For the year ended December 31, 2021, four customers accounted for 20%, 17%,16% and 12% of the Company’s total revenue, respectively.

As of December 31, 2023, six customers accounted for 24%, 16%, 15% 14% 12% and 11% of the net accounts receivable balance, respectively. As of December 31, 2022, four customers accounted for 27%, 19%, 11% and 10% of the net accounts receivable balance, respectively.

As of December 31, 2023, three vendors accounted for 50%, 21%, and 12% of the accounts payable, respectively. As of December 31, 2022, four vendors accounted for 30%, 22%, 17% and 10% of the accounts payable, respectively.

Risks related to our VIE structure

Uncertainties in the PRC legal system could limit the our ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the agreements constituting the VIE Contracts;

●	revoke the business and operating licenses of our PRC subsidiary and VIEs;

●	require us to discontinue or restrict operations related to value-added telecommunications services business and certain other businesses;

●	restrict our right to collect revenue generated from value-added telecommunications services business and certain other businesses;

●	restrict or prohibit our use of the proceeds from overseas offering to finance Horgos and Xing Cui Can’s business and operations;

●	levy fines on us and/or confiscate the proceeds that they deem to have been obtained through noncompliant operations;

●	impose additional conditions or requirements with which our PRC subsidiary and VIE may not be able to comply;

●	require us or our PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	take other regulatory or enforcement actions that could be harmful to our business.

Our ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, we may not be able to consolidate our VIEs in our consolidated financial statements as we may lose the ability to direct the activities of the VIEs and their subsidiaries that most significantly affect the VIEs’ economic performance and we may lose the ability to receive economic benefits from our VIEs.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weakness described below, as of December 31, 2023, our disclosure controls and procedures were not effective. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2023, we identified a material weakness related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm. We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on December 31, 2023. However, since our public float was not over $75 million as of June 30, 2023, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2023.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, a material weakness described above was identified in our internal control over financial reporting as of December 31, 2023. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Item 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our Audit Committee Charter, Nominating Committee Charter and Compensation Committee Charter with the SEC and have made it available on our website at http://ir.gsmg.co. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. Requests for a copy of the Code of Ethics may be made by writing to the Company at Cheer Holding, Inc., 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended December 31,
	2022	2023
	(in thousands of U.S. Dollars)
Audit Fees(1)	$250	$250
Audit-Related Fees	-
Tax Fees	-
All Other Fees	-
Total	$250	$250

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our Business Combination in 2020, as well as the issuance of consent letter for S-8 and F-3 filing with SEC and comfort letter in connection with the underwritten public offering.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws. Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes.

We are a holding company and our operations are conducted all in China by through our VIE, Horgos Glory. Horgos has implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information to make sure its compliance with relevant PRC laws and regulations. The main internal policies and measures are as follows:

(i)	for customer data processing, our VIE and its subsidiaries deploys the access control mechanism on the server side, adopts the principle of minimum authorization for the staff who may contact end users’ personal data;

(ii)	the operating systems and database systems of our VIE and its subsidiaries have password complexity requirements;

(iii)	Horgos has established an Information Security Committee and appointed Jia Lu to be the head of the committee;

(iv)	Horgos has formulated a cybersecurity contingency plan and will conduct training and safety drills every year in preparation for any emergency cybersecurity incidents; and

(v)	our VIE and its subsidiaries have established data privacy policies to ensure that its collection of data is conducted in accordance with applicable laws and regulations and that the collection is for legitimate purposes as set out in its agreements.

In compliance with PRC laws and regulations with respect to data security in all material aspects, we have implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information as listed above.

In addition, while we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

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

Cybersecurity Governance

Our board of directors currently do not oversees our cybersecurity program, and have delegated the oversight to Horgos which established its Information Security Committee headed by Jia Lu to be the head of the committee. The Information Security Committee will provide the board of directors occasional updates on the effectiveness of our cybersecurity program.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Cheer Holding, Inc., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the Commission on February 21, 2020)
1.2	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the Commission on February 21, 2020).
1.3	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.1 to the Form 6-K filed with the Commission on November 8, 2023).
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
2.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Form S-1/A, filed with the Commission on August 6, 2018)
2.3	Warrant Agreement, dated August 15, 2018 by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Form 8-K, filed with the Commission on August 21, 2018)
2.4	Description of Securities
4.1	Promissory Note, dated March 31, 2018 (incorporated by reference to Exhibit 10.7 to the Company’s Form S-1, filed with the Commission on July 30, 2018)
4.2	Offer To Purchase for Cash by TKK Symphony Acquisition Corporation (incorporation by reference to Exhibit 99.1.(a)(1)(D) to Schedule TO, as amended, filed with the Commission on February 19, 2020)
4.3	Registration Rights Agreement, dated August 15, 2018, by and among the Company, Symphony and the holders party thereto (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on August 21, 2018)
4.4	Share Escrow Agreement, dated August 15, 2018, by and among the Company, the holders party thereto and Continental Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to Form 8-K, filed with the Commission on August 21, 2018)
4.5	Securities Subscription Agreement, dated March 31, 2018, by and between the Registrant and TKK Symphony Sponsor 1 (incorporated by reference to Exhibit 10.5 to the Company’s Form S-1, filed with the Commission on July 30, 2018)
4.6	Warrant Subscription Agreement, dated August 15, 2018, by and between the Company and Giant Fortune International Limited (incorporated by reference to Exhibit 10.4 to Form 8-K, filed with the Commission on August 21, 2018)
4.7	Letter Agreement, dated August 15, 2018, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.5 to Form 8-K, filed with the Commission on August 21, 2018)
4.8	Letter Agreement, dated August 15, 2018, by and between the Company and TKK Capital Holding (incorporated by reference to Exhibit 10.6 to Form 8-K, filed with the Commission on August 21, 2018)
4.9	Letter Agreement, dated August 15, 2018, by and among the Company, Sing Wang, Ian Lee, Ronald Issen, Joanne Ng, James Hemowitz, Stephen Markschied, Zhe Zhang, Huang Po Wan and Tham Kit Wan (incorporated by reference to Exhibit 10.7 to Form 8-K, filed with the Commission on August 21, 2018)
4.10	Share Exchange Agreement, dated as of September 6, 2019 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with Commission on September 12, 2019)
4.11	Registration Rights Agreement dated as of September 6, 2019 (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the Commission on September 12, 2019)
4.12	Form of Lock-Up Agreement dated September 6, 2019 (incorporated by reference to Exhibit 10.3 to Form 8-K filed with the Commission on September 12, 2019)
4.13	Form of Non-Competition Agreement dated September 6, 2019 (incorporated by reference to Exhibit 10.4 to Form 8-K filed with the Commission on September 12, 2019)
4.14	Business Combination Marketing Agreement Fee Amendment, dated February 14, 2020, with EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.6 to Form 8-K, filed with the Commission on February 21, 2020)
4.15	Promissory Note, dated February 14, 2020, with EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.7 to Form 8-K, filed with the Commission on February 21, 2020).
4.16	Amended and Restated Promissory Note, dated February 14, 2020, with TKK Symphony Sponsor 1 incorporated by reference to Exhibit 4.16 to the Form 20-F, filed with the Commission on March 29, 2021)
4.17	Amended and Restated Promissory Note, dated February 14, 2020, with TKK Symphony Sponsor 1 (incorporated by reference to Exhibit 10.8 to Form 8-K, filed with the Commission on February 21, 2020)

III-1

4.18	Technical Service Contract, dated January 2019, by and between Leshare Star (Beijing) Technology Co., Ltd. and Beijing Xiaomi [Little Bee] Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 to Form 8-K, filed with the Commission on February 21, 2020)
4.19	Annual Framework Contract for Video Production, dated October 31, 2019, by and between Guangxi JD Xinjie E-commerce Co., Ltd. and Leshare Star (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 to Form 8-K, filed with the Commission on February 21, 2020)
4.20	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 to Form S-1/A, filed with the Commission on August 6, 2018)
4.21+	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to Form 10-K, filed with the Commission on March 31, 2020)
4.22+	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on March 17, 2020)
4.23+	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on March 17, 2020)
4.24+	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to Form 10-K, filed with the Commission on March 31, 2020)
4.25	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on April 23, 2020)
4.26+	Form of Restricted Stock Bonus Grant Notice and Agreement under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on June 1, 2020)
4.27	Amendment No. 1 to the Cheer Holding, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on June 1, 2020)
4.28	Amendment to the Share Exchange Agreement, dated December 29, 2020 (incorporated by reference to Exhibit 99.1 to Form 6-K, filed with the Commission on December 30, 2020)
4.29	Underwriting Agreement dated February 22, 2021, by and between Cheer Holding, Inc. and Univest Securities LLC, as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to Form 6-K filed with the Commission on February 23, 2021)
4.30	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on February 23, 2021)
4.31	Form of Underwriter Warrant (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the Commission on February 23, 2021)
4.32	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on August 26, 2021)
4.33	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the Commission on August 26, 2021)
4.34	Agreement and Plan of Merger dated July 11, 2022, by and between Cheers, Inc., GSMG Ltd., and Cheer Holding, Inc. (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Commission on July 11, 2022)
4.35	Form of Share Subscription Agreement dated April 18, 2023 (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on April 18, 2023)
4.36	Form of Share Subscription Agreement dated August 16, 2023 (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on August 16, 2023)
8.1*	Subsidiaries
11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
12.1*	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.
13.1*	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.**
15.1*	Consent of Assentsure PAC
15.2*	Consent of Jingtian & Gongcheng
97*+	Clawback Policy
101.INS	Inline XBRL Instance Document (*)
101.SCH	Inline XBRL Taxonomy Extension Schema (*)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (*)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (*)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (*)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (*)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (*)

*	Filed herewith.

**	Furnished herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

III-2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer
Date: March 14, 2024

III-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Cheer Holding, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheer Holding, Inc. and its subsidiaries (collectively, the “Company”, formerly known as “Glory Star New Media Group Holdings Limited”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for the years ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Assentsure PAC.

We have served as the Company’s auditor since 2021

Singapore, Singapore

March 14, 2024

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$194,227	$70,482
Restricted cash	298	-
Accounts receivable, net	81,170	98,034
Prepayment and other current assets	31,179	15,329
Total current assets	306,874	183,845
Property, plant and equipment, net	85	160
Intangible assets, net	20,255	20,297
Deferred tax assets	41	103
Unamortized produced content, net	-	807
Right-of-use assets	377	750
Prepayment and other non-current assets, net	-	1
Total non-current assets	20,758	22,118
TOTAL ASSETS	$327,632	$205,963

Liabilities and Equity
Current liabilities:
Short-term bank loans	$4,216	$4,421
Accounts payable	9,599	6,405
Contract liabilities	130	147
Accrued liabilities and other payables	3,764	2,632
Other taxes payable	28,178	19,090
Lease liabilities current	330	208
Total current liabilities	46,217	32,903
Long-term bank loan	1,408	-
Lease liabilities non-current	-	471
Warrant liability	-	86
Total non-current liabilities	1,408	557
TOTAL LIABILITIES	$47,625	$33,460

Equity
Ordinary shares (par value of $0.001 per share; 200,000,000 shares authorized as of December 31, 2023 and 2022; 10,070,012 and 6,812,440 shares issued and outstanding as of December 31, 2023 and 2022, respectively)*	$10	$7
Additional paid-in capital	106,215	27,009
Statutory reserve	1,411	1,411
Retained earnings	181,162	150,685
Accumulated other comprehensive loss	(8,869)	(6,684)
TOTAL CHEER HOLDING, INC SHAREHOLDERS’ EQUITY	279,929	172,428
Non-controlling interest	78	75
TOTAL EQUITY	280,007	172,503
TOTAL LIABILITIES AND EQUITY	$327,632	$205,963

*	Retroactively restated to give effect to a share consolidation at a ratio of one-for-tenth ordinary shares effective on November 24, 2023 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2023	2022	2021

Revenues	$152,327	$157,079	$153,012

Operating expenses:
Cost of revenues	(39,549)	(40,580)	(34,944)
Selling and marketing	(76,200)	(82,534)	(77,520)
General and administrative	(5,658)	(5,908)	(3,341)
Research and development	(1,635)	(1,331)	(920)
Total operating expenses	(123,042)	(130,353)	(116,725)

Income from operations	29,285	26,726	36,287

Other income (expenses):
Interest income (expense), net	3	(93)	(513)
Change in fair value of warrant liability	86	(62)	809
Other income (expense), net	1,215	282	(255)
Total other income	1,304	127	41

Income before income tax	30,589	26,853	36,328
Income tax expense	(61)	(413)	(976)
Net income	30,528	26,440	35,352
Less: net gain (loss) attributable to non-controlling interest	51	(450)	65
Net income attributable to Cheer Holding, Inc.’s shareholders	$30,477	$26,890	$35,287

Other comprehensive income (loss)
Unrealized foreign currency translation (loss) gain	(2,233)	(13,357)	2,945
Comprehensive income	28,295	13,083	38,297
Less: comprehensive gain (loss) attributable to non-controlling interests	3	(478)	119
Comprehensive income attributable to Cheer Holding, Inc.’s shareholders	$28,292	$13,561	$38,178

Earnings per ordinary share
Basic and dilutive*	$3.53	$3.95	$5.40

Weighted average shares used in calculating earnings per ordinary share
Basic and dilutive*	8,637,504	6,812,387	6,538,118

*	Retroactively restated to give effect to a share consolidation at a ratio of one-for-tenth ordinary shares effective on November 24, 2023 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional paid-in	Retained	Statutory	Accumulated other comprehensive (loss)	Total shareholders’	Non- controlling	Total
	Shares*	Amount	capital	earnings	reserve	gain	equity	interests	Equity
Balance as of December 31, 2020 (Restated)	5,788,635	$6	$9,159	$89,271	$648	$4,892	$103,976	$471	$104,447
Shares-based compensation granted to nonemployees	-	-	181	-	-	-	181	-	181
Issuance of shares for the conversion of rights	28,000	-	1,400	-	-	-	1,400	-	1,400
Shares on earn out	500,000	1	(1)	-	-	-	-	-	-
Shares-based compensation granted to employees	200	-	4	-	-	-	4	-	4
Issuance of shares though private placement	495,405	-	14,886	-	-	-	14,886	-	14,886
Appropriation to statutory reserve	-	-	(576)	576	-	-	-	-	-
Net income	-	-	35,287	-	-	-	35,287	65	35,352
Foreign currency translation adjustment	-	-	-	-	-	3,177	3,177	17	3,194
Balance as of December 31, 2021	6,812,240	7	25,629	123,982	1,224	8,069	158,911	553	159,464
Contribution from shareholder	-	-	500	-	-	-	500	-	500
Shares based compensation granted to employees	200	-	2	-	-	-	2	-	2
Issuance of shares through private placement	-	-	878	-	-	-	878	-	878
Appropriation to statutory reserve	-	-	-	(187)	187	-	-	-	-
Net income (loss) for the year	-	-	-	26,890	-	-	26,890	(450)	26,440
Foreign currency translation adjustment	-	-	-	-	-	(14,753)	(14,753)	(28)	(14,781)
Balance as of December 31, 2022	6,812,440	7	27,009	150,685	1,411	(6,684)	172,428	75	172,503
Withdrawal of contribution from shareholder	-	-	(791)	-	-	-	(791)	-	(791)
Issuance of shares through private placement	3,225,806	3	79,997	-	-	-	80,000	-	80,000
Issuance of shares due to roundup of fractional shares in share consolidation	31,766	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	30,477	-	-	30,477	51	30,528
Foreign currency translation adjustment	-	-	-	-	-	(2,185)	(2,185)	(48)	(2,233)
Balance as of December 31, 2023	10,070,012	10	106,215	181,162	1,411	(8,869)	279,929	78	280,007

*	Retroactively restated to give effect to a share consolidation at a ratio of one-for-tenth ordinary shares effective on November 24, 2023 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

CONSOLIDATED STATEMENTS OF CASH FLOWS15,205

(In U.S. dollars in thousands)

	For the Years Ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$30,528	$26,440	$35,352
Adjustments to reconcile net income to net cash provided by operating activities:
Provision (reversal of provision) for doubtful accounts	2,096	440	(268)
Provision for unamortized produced content	112	770	-
Depreciation and amortization	3,385	2,884	2,090
Amortization of right-of-use assets	394	454	426
Deferred income tax expense (benefits)	63	(53)	713
Share based compensation for employees	-	-	4
Share based compensation for non-employees	-	391	181
Loss on disposal of property and equipment	2	-	-
Gains on disposal of a subsidiary	-	-	(26)
Amortization of loan origination fees	16	76	104
Change in fair value of warrant liability	(86)	62	(809)
Changes in assets and liabilities
Accounts receivable	15,205	(42,105)	19,904
Prepayment and other current assets	(22,270)	16,872	(10,681)
Unamortized produced content	682	170	(537)
Accounts payable	3,325	(5,576)	4,750
Contract liabilities	(14)	(356)	(87)
Accrued liabilities and other payables	(370)	565	(9,236)
Other taxes payable	9,477	7,346	4,964
Lease liabilities	(371)	(641)	(389)
Net cash provided by operating activities	42,174	7,739	46,455

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(3)	(25)	(72)
Prepayments for acquisition of intangible assets	-	(7,964)	(2,718)
Cash disposed for sales of subsidiaries	-	-	(12)
Return for short term investment	-	-	1,751
Net cash used in investing activities	(3)	(7,989)	(1,051)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	4,660	6,096	5,114
Repayments of short-term bank loans	(4,802)	(6,244)	(6,818)
Proceeds from long-term bank loans	1,412	-	-
Payment of loan origination fees	(58)	(87)	(68)
(Withdrawal of) contribution from shareholders	(791)	743	-
Borrowings from related parties	1,600	-	-
Repayments to related parties	-	-	(232)
Proceeds from issuance of ordinary shares in connection with a private placement	80,000	-	15,290
Net cash provided by financing activities	82,021	508	13,286

Effect of exchange rate changes	(149)	(7,078)	881

Net increase (decrease) in cash and cash equivalents	124,043	(6,820)	59,571
Cash, cash equivalents and restricted cash, at beginning of year	70,482	77,302	17,731
Cash, cash equivalents and restricted cash, at end of year	$194,525	$70,482	$77,302

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$271	$247	$336
Income tax paid	$-	$-	$-

NONCASH INVESTING AND FINANCING ACTIVITIES
Acquisition of intangible assets from prepayments	$4,464	$-	$-

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$194,227	$70,482
Restricted cash	298	-
	$194,525	$70,482

The accompanying notes are an integral part of these consolidated financial statements.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Cheer Holding, Inc. (“CHR” or the “Company”) (formerly known as “Glory Star New Media Group Holdings Limited”) is an exempted company incorporated on November 30, 2018, under the laws of the Cayman Islands. Glory Star, through its subsidiaries, the VIE and the VIE’s subsidiaries, provides advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China.

On November 1, 2023, the Company changed its legal name from Glory Star New Media Group Holdings Limited. to Cheer Holding, Inc. In connection with the name change, the Company also changed its trading symbol for tis ordinary shares from “GSMG” to “CHR”. The Company’s warrants continue to trade under the ticker symbol “GSMGW”. Effective on November 9, 2023, the Company traded on open market under new name and trading symbol.

On November 24, 2023, the Company effected a share consolidation at a ratio of one-for-tenth (10) ordinary shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.001 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company to be US$20,200 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each

As of December 31, 2023, the Company’s subsidiaries, the VIEs and the VIE’s subsidiaries  were as the following:

	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Subsidiaries:
Glory Star New Media Group HK Limited (“Glory Star HK”)	December 18, 2018	Hong Kong	100%	Holding
Glory Star New Media (Beijing) Technology Co., Ltd. (“WFOE”)	March 13, 2019	PRC	100%	Holding
VIEs:
Xing Cui Can International Media (Beijing) Co., Ltd. (“Xing Cui Can”)	September 7, 2016	PRC	100%	Holding
Horgos Glory Star Media Co., Ltd. (“Horgos”)	November 1, 2016	PRC	100%	Holding
VIEs’ subsidiaries
Glory Star Media (Beijing) Co., Ltd. (“Glory Star Beijing”)	December 9, 2016	PRC	100%	Provision of provides advertisement and content production services
Leshare Star (Beijing) Technology Co., Ltd. (“Beijing Leshare”)	March 28, 2016	PRC	100%	Provision of provides advertisement and content production services
Horgos Glary Prosperity Culture Co., Ltd. (“Glary Prosperity”)	December 14, 2017	PRC	51%	Provision of provides advertisement and content production services
Horgos Glary Prosperity Culture Co., Ltd, Beijing Branch (“Glary Prosperity BJ”)	May 8, 2018	PRC	51%	Provision of provides advertisement and content production services
Glory Star (Horgos) Media Technology Co., Ltd (“Horgos Technology”)	September 9, 2020	PRC	100%	Provision of provides advertisement and content production services

*	On March 17, 2023, we wrote off Shenzhen Leshare Investment Co.,Ltd. due to business adjustment. For the year ended December 31, 2023, we recognized minimal gain arising from the writing off and recorded in the account of “other income, net” in the consolidated statements of income and comprehensive income.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

In September 2019, WFOE has entered into a series of contractual arrangements  with (i) Xing Cui Can and its shareholders, and (ii) Horgos and its shareholders, which allow the Company to exercise the power to direct the activities of the Xing Cui Can and Horgos (the “VIEs”) that most significantly affect the VIEs’ economic performance and receive substantially all the economic benefits of the VIEs. These contractual agreements include Business Cooperation Agreement, Exclusive Option Agreement, Share Pledge Agreement, Proxy Agreement and Power of Attorney and Master Exclusive Service Agreement (collectively “VIEs Agreements”). The Company, together with its wholly-owned subsidiary Glory Star HK and WFOE and its VIEs and VIEs’ subsidiaries were effectively controlled by the same shareholders after the reorganization.

The VIE contractual arrangements

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Glory Star Beijing is considered a foreign-invested enterprise. To comply with PRC laws and regulations, the Company primarily conducts its business in China through Xing Cui Can and Horgos and its subsidiaries, based on a series of contractual arrangements. The following is a summary of the contractual arrangements that provide the Company with the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance and that enables it to receive substantially all the economic benefits from its operations.

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

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

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

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

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

Risks in relation to the VIE structure

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue and net income presented on consolidated statements of income and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statements of cash flows are substantially the financial position, operation and cash flow of the Company’s VIEs and subsidiaries of VIEs. The Company has not provided any financial support to VIEs for the years ended December 31, 2023, 2022 and 2021. The following financial statements amounts and balances of the VIEs and VIEs’ subsidiaries were included in the consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021:

	December 31,	December 31,
	2023	2022
Total assets	$324,019	$188,597
Total liabilities	$146,188	$38,872

	For the Years Ended December 31,
	2023	2022	2021
Total revenues	$152,327	$157,225	$153,012
Net income	$31,126	$27,562	$35,907

Net cash provided by operating activities	$42,044	$11,650	$57,397
Net cash used in investing activities	$(3)	$(7,989)	$(1,051)
Net cash provided by (used in) financing activities	$83,062	$508	$(2,004)

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

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

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

Management of the Company considers the carrying amount of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term bank loans, accounts payable, due to related parties, other payables and other taxes payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of the bank accounts in the PRC.

Restricted cash

Restricted cash represents cash or cash equivalents at banks subject to withdrawal restrictions. As of December 31, 2023 and 2022, the Company had restricted cash in bank accounts in the amount of $298 and $nil, respectively, which were frozen by a local court.

Accounts Receivable, net

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

Prior to the Company’s adoption of ASU 2016-13, accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company maintains allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyses historical bad debt, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

After the adoption of ASU 2016-13, The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing accounts receivable on an individual basis because the Company had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Unamortized produced content

Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to enter into arrangements with third parties to co-produce certain of its productions.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the years ended December 31, 2023, 2022 and 2021, $25,514, $128, $7,375 were amortized to the cost of sales, respectively. For the years ended December 31, 2023, 2022 and 2021, the Company provided impairment of $112, $770 and $nil against unamortized production cost, respectively.

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

Impairment of long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2023, 2022 and 2021.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2023 and 2022.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Contract liabilities

Contract liabilities amounted to $130 and $147 at December 31, 2023 and 2022, respectively, which represent advance payment received from our customers for goods or services that had not yet been provided.

The Company will recognize the advances as revenue when it has transferred control of the goods or services to which the advances relate, and has no obligation under the contract to transfer additional goods or services.

Value Added Tax

Horgos and its China subsidiaries are subject to VAT for providing services and sales of products.

The amount of VAT liability is determined by applying the applicable tax rates to the invoiced amount of services provided and sales of products (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of income and other comprehensive income.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

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

The Company also coproduces TV series with other producers and licenses the copyright to third-party video broadcast platforms for broadcast. For TV series produced by the Company with co-producers, the Company satisfies its performance obligations over time by the delivery of the entire series of episodes to the customer, and requires the customer to pay consideration based on the number and the unit price of valid subsequent views of the TV series that occur on a broadcast platform. Therefore, the copyright revenue is recognized when the later of the valid subsequent view occurs or the performance obligation relating to the delivery of a number of episodes has been satisfied.

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

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

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

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

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

The following table identifies the disaggregation of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively:

	For the Years Ended December 31,
	2023	2022	2021
Category of Revenue:
Advertising revenue	$149,046	$152,086	$132,918
Customized content production revenue	-	-	5,326
Copyrights revenue	3,035	4,217	7,478
CHEERS e-Mall marketplace service revenue	232	306	6,807
Other revenue	14	470	483
Total	$152,327	$157,079	$153,012

Timing of Revenue Recognition:
Services transferred over time	$152,081	$156,303	$145,722
Services transferred at a point in time	232	306	6,807
Goods transferred at a point in time	14	470	483
Total	$152,327	$157,079	$153,012

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

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of revenues

Cost of revenues consists primarily of production cost of TV series, short stream video and live streaming, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of the Company’s online game and shopping platform CHERRS App such as bandwidth cost and amortization of intangible assets.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2023 and 2022.

The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 (approximately $14,100). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. As of December 31, 2023, the tax years ended December 31, 2019 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Non-controlling Interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and consolidated statements of income and comprehensive income are attributed to controlling and non-controlling interests.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended December 31, 2023, 2022 and 2021.

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

Concentration and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $70,400) for each financial institution. The Company’s total unprotected cash held in bank amounted to approximately $194,081 and $70,199 as of December 31, 2023 and 2022, respectively. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

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

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended December 31, 2023, four customers accounted for 25%, 17%, 13% and 12% of the Company’s total revenue, respectively. For the year ended December 31, 2022, four customers accounted for 21%, 18%, 18% and 15% of the Company’s total revenue, respectively. For the year ended December 31, 2021, four customers accounted for 20%, 17%,16% and 12% of the Company’s total revenue, respectively.

As of December 31, 2023, six customers accounted for 23%, 16%, 15% 14% 12% and 11% of the net accounts receivable balance, respectively. As of December 31, 2022, four customers accounted for 27%, 19%,11% and 10% of the net accounts receivable balance, respectively.

As of December 31, 2023, four vendors accounted for 50%, 21%, 12% and 11% of the accounts payable, respectively. As of December 31, 2022, four vendors accounted for 30%, 22%, 17% and 10% of the accounts payable, respectively.

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

The consolidated balance sheet amounts, with the exception of equity, at December 31, 2023 and 2022 were translated at RMB 7.0999 to $1.00 and at RMB 6.9646 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of income and cash flows for the years ended December 31, 2023, 2022 and 2021 were RMB 7.0809 to $1.00, RMB 6.7261 to $1.00 and RMB 6.4531 to $1.00, respectively.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

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

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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

3. ACCOUNTS RECEIVABLE, NET

As of December 31, 2023 and 2022, accounts receivable consisted of the following:

	December 31, 2023	December 31, 2022
Accounts receivable	$81,990	$99,040
Less: allowance for doubtful accounts	(820)	(1,006)
Accounts receivables, net	$81,170	$98,034

For the years ended December 31, 2023, 2022 and 2021, the movement of allowance for doubtful accounts is as the following:

	For the Years Ended December 31,
	2023	2022	2021
Opening balance	$1,006	$635	$886
Provision (reversal of provision) for doubtful accounts	(167)	440	(268)
Foreign exchange adjustment	(19)	(69)	17
Ending balance	$820	$1,006	$635

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

4. PREPAYMENT AND OTHER CURRENT AND NON-CURRENT ASSETS

As of December 31, 2023 and 2022, prepayment and other current and non-current assets consisted of the following:

	December 31, 2023	December 31, 2022
Advances to vendors	$33,295	$15,272
Prepayment for outsourced production cost	-	36
Staff advance	98	14
Others	43	8
Subtotal	33,736	15,330
Less: allowance for doubtful accounts	(2,257)	-
Prepayment and other assets, net	$31,179	$15,330
Including:
Prepayment and other current assets, net	$31,179	$15,329
Prepayment and other non-current assets, net	$-	$1

For the years ended December 31, 2023, 2022 and 2021, the Company provided allowance of $2,263, $nil and $nil, respectively, against the advances to vendors.

5. PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2023 and 2022, property, plant and equipment consisted of the following:

	December 31, 2023	December 31, 2022
Electronic equipment	$820	$864
Office equipment and furniture	70	66
Leasehold improvement	182	186
	1,072	1,116
Less: accumulated depreciation	(987)	(956)
	$85	$160

For the years ended December 31, 2023, 2022 and 2021, depreciation expense amounted to $74, $90 and $82 respectively.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

6. INTANGIBLE ASSETS, NET

As of December 31, 2023 and 2022, intangible assets consisted of the following:

	December 31, 2023	December 31, 2022
Intangible assets	$30,187	$27,055
Less: accumulated amortization	(9,932)	(6,758)
	$20,255	$20,297

The balance of intangible assets mainly represents software related to CHEERS App, primarily consisting of e-mall, online game, video media library and data warehouse modules, etc., CheerCar App, NFT App and Cheer Chat App, which were acquired externally tailored to the Company’s requirements and is amortized straight-line over 7 years in accordance with the way the Company estimates to generate economic benefits from such software.

For the years ended December 31, 2023, 2022 and 2021, amortization expense amounted to $3,311, $2,794 and $2,008, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2023:

2024	$3,302
2025	3,302
2026	3,302
2027	3,302
Thereafter	7,047
Total	$20,255

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2023 and 2022, accrued liabilities and other payables consisted of the following:

	December 31, 2023	December 31, 2022
Payroll payables	$1,233	$1,444
Other payables	2,531	720
Payable to merchants of Cheers e-Mall	-	1
Co-invest online series production fund	-	467
	$3,764	$2,632

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

8. OTHER TAXES PAYABLE

As of December 31, 2023 and 2022, other taxes payable consisted of the following:

	December 31, 2023	December 31, 2022
VAT payable	$22,916	$15,266
Income tax payable	2,455	2,505
Business tax payable	2,791	1,319
Others	16	-
	$28,178	$19,090

9. BANK LOANS, CURRENT AND NON CURRENT

Bank loans represent the amounts due to various banks that are due within and over one year. As of December 31, 2023 and 2022, bank loans consisted of the following:

	December 31, 2023	December 31, 2022
Short-term bank loans:
Loan from China Merchants Bank	$2,103	$2,144
Loan from Xiamen International Bank	2,113	431
Loan from Bank of Beijing	-	1,139
Loan from Huaxia Bank	-	707
	$4,216	$4,421
Long-term bank loans:
Loan from China Construction Bank	$1,408	$-
	$1,408	$-

Short-term bank loans

For the year ended December 31, 2023, the Company entered into loan agreements with two banks, pursuant to the Company borrowed an aggregate of $4,660 from the banks with maturity dates due in February 2024 through May 2024. The loan bore per annum interest rates ranging between 4.50% and 6.00%. For the year ended December 31, 2023, the Company also repaid an aggregate of $4,802 to four banks.

For the year ended December 31, 2022, the Company entered into loan agreements with four banks, pursuant to the Company borrowed an aggregate of $6,096 from the banks with maturity dates due in February 2023 through May 2023. The loan bore per annum interest rates ranging between 3.65% and 6.00%. For the year ended December 31, 2022, the Company also repaid an aggregate of $6,244 to four banks.

For the year ended December 31, 2021, the Company entered into loan agreements with four banks, pursuant to the Company borrowed an aggregate of $5,114 from the banks with maturity dates due in March 2022 through November 2022. The loan bore per annum interest rates ranging between 3.80% and 6.09%. For the year ended December 31, 2021, the Company also repaid an aggregate of $6,818 to four banks.

Long-term bank loans

For the year ended December 31, 2023, the Company entered into loan agreements with one bank, pursuant to the Company borrowed a three-year bank borrowing of $1,412 from the banks with maturity date due in September 2026. The loan bore an interest rates of 3.95% per annum.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

9. BANK LOANS (cont.)

Guarantee information

As of December 31, 2023, the guarantee information for bank borrowings were as below:

The loan from China Merchants Bank was guaranteed by Beijing Zhongguancun Sci-tech Financing Guarantee Co., Ltd, for whom a counter guarantee was provided by Horgos, Mr. Zhang Bing, the Chairman of the Company’s board of directors, and Mr. Lu Jia, the Vice President of the Company.

The loans from Xiamen International Bank were guaranteed by Horgos, and Mr. Zhang Bing, the Chairman of the Company’s board of directors.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	December 31, 2023	December 31, 2022
Right-of-use assets	$377	$750

Lease liabilities current	$330	$208
Lease liabilities non-current	-	471
Total operating lease liabilities	$330	$679

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of December 31, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.08
Weighted average discount rate	5.55%

For the years ended December 31, 2023, 2022 and 2021, the Company incurred total operating lease expenses of $363, $454 and $535, respectively.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

11. RELATED PARTY TRANSACTIONS

Convertible promissory note – related party

On September 6, 2019, CHR issued the Sponsor an unsecured promissory note in a principal amount of up to $1,100 (the “Sponsor Note”) for working capital loans made or to be made by the Sponsor, pursuant to which $350 of previously provided advances were converted into loans under the Sponsor Note. The Note bore no interest and was due on the earlier of (i) the consummation of a Business Combination or (ii) the liquidation of CHR. Up to $1,000 of the loans under the Sponsor Note could be converted into warrants, each warrant entitling the holders to receive one half of one ordinary share, at $0.50 per warrant. In September and October 2019, CHR received an additional $750 under the Sponsor Note, bringing the total outstanding balance due under the Sponsor Note as of December 31, 2019 to an aggregate of $1,100.

On February 14, 2020, CHR entered into an amended and restated promissory note with the Sponsor (the “Amended Sponsor Note”) to extend the maturity date from the closing of the Business Combination to a date that is one year from the closing of the Business Combination. In addition, under the Amended Sponsor Note, TKK granted the Sponsor the right to convert the current outstanding balance of $1,400 under the Amended Sponsor Note to CHR’ ordinary shares at the conversion price equal to the volume-weighted average price of CHR’ ordinary shares on Nasdaq or such other securities exchange or securities market on which CHR’ ordinary shares are then listed or quoted, for the ten trading days prior to such conversion date; provided, however, the conversion price shall not be less than $5.00. On February 14, 2021, which is the maturity date of the Amended Sponsor Note, the Amended Sponsor Note automatically converted into 280,000 of CHR’ ordinary shares at a conversion price of $5.00 per share.

Other than the above, the Company did not enter into related party arrangements with any related parties for the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023 and 2022, the Company had no balances due from or due to related parties.

12. INCOME TAXES

Cayman Islands

CHR and Glory Star are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, CHR and Glory Star are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

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

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

PRC

WFOE, Horgos, Glory Star Beijing, Beijing Leshare, Glory Prosperity  , Glory Prosperity BJ, Shenzhen Leshare, Horgos Glary Wisdom, Horgos Technology and Xing Cui Can were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. Horgos, Horgos Glory Prosperity and Horgos Glary Wisdom were eligible to enjoy a preferential income tax rate of 15% that are expected to last from 2021 to 2025. Horgos Technology is eligible to be exempted from income tax from 2020 to 2024, and expected to enjoy a preferential income tax rate of 15% from 2025 to 2029, as they are all incorporated in the Horgos Economic District, Xinjiang province.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31
	2023	2022	2021
Net income before provision for income taxes	$30,589	$26,853	$36,328
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	7,647	6,713	9,082
Expenses not deductible for tax purpose	385	11	96
Changes in valuation allowance	11,953	567	-
Effect of warrant liability revaluation	(22)	16	(203)
Effect of preferential tax rates granted to the PRC entities (a)	(19,902)	(6,894)	(7,999)
Income tax expense	$61	$413	$976
Effective income tax rate	0.20%	1.54%	2.69%

(a)	The Company’s subsidiary Horgos, Horgos Glory Prosperity, Horgos Glary Wisdom were eligible to enjoy a preferential income tax rate of 15% for five years ended December 31, 2025. Horgos Technology is eligible to be exempted from income tax from 2020 to 2024. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. For the years ended December 31, 2023, 2022 and 2021 , the tax saving as the result of the favorable tax rate amounted to $21,841, $6,894 and $7,999, respectively, and per share effect of the favorable tax rate were $2.5, $1.0 and $1.2 (after giving effect to share consolidation effected in November 2023. See Note 14).

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

As of December 31, 2023 and 2022, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that give rise to deferred tax asset as of December 31, 2023 and 2022 was as follows:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Allowance for doubtful accounts	$41	$103
Total deferred tax assets, net	$41	$103

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of December 31, 2023 and 2022.

13. SHARE-BASED COMPENSATION TO EMPLOYEES

On September 14, 2020, the Company granted 200 ordinary shares (after giving effect to share consolidation effected in November 2023. See Note 14) to Mr. Ke Chen, one of the independent directors, as compensation expenses. The ordinary shares were fully vest on September 30, 2021.

On September 14, 2020, the Company granted 200 ordinary shares (after giving effect to share consolidation effected in November 2023. See Note 14) to Mr. Zhihong Tan, one of the independent directors, as compensation expenses. The ordinary shares were immediately vest on grant date.

For the year ended December 31, 2023, the Company did not grant share-based compensation to employees.

A summary of the restricted ordinary shares activities for years ended December 31, 2022 and 2021 is presented below.

	Number of Shares	Weighted average grant date fair value
		US$
December 31, 2020	200	30.1
Vested	200	30.1
December 31, 2021	-	-
Granted	200	9.7
Vested	200	9.7
December 31, 2022	-	-

For the years ended December 31, 2023, 2022 and 2021, the Company recognized share-based compensation expenses of $nil, $2 and $4, respectively, in the account of “general and administrative expenses”. As of December 31, 2023, there are no unrecognized compensation expense.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY

Preferred Shares

The Company is authorized to issue 2,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2023 and 2022, there were no preferred shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. Holders of the ordinary shares are entitled to one vote for each share.

On November 24, 2023, the Company effected a share consolidation at a ratio of one-for-tenth (10) ordinary shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.001 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company to be US$20,200 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each. The Company believed that it was appropriate to reflect the transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented.

Giving the effects of the share consolidation, there were 5,788,635 ordinary shares issued and outstanding as of December 31, 2020.

In February 2021, 28,000 ordinary shares issuable upon the conversion of convertible debentures were issued to TKK, at a weighted-average exercise price of $50.00 per share.

On February 22, 2021, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities, LLC (“Univest”), as the representative of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell (i) 381,098 ordinary shares of the Company (“Offered Shares”) (after giving effect to share consolidation effected in November 2023), par value of $0.001 per share (the “Ordinary Shares”) and (ii) warrants (the “Warrants”) to purchase an aggregate of 381,098 Ordinary Shares (the “Warrant Shares”) (after giving effect to share consolidation effected in November 2023) in an underwritten public offering (the “Offering”). In addition, the Company has granted the Underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 57,165 Ordinary Shares (the “Option Shares”) (after giving effect to share consolidation effected in November 2023) and Warrants to purchase up to 57,165 Ordinary Shares (after giving effect to share consolidation effected in November 2023) at the public offering price, less underwriting discounts and commissions. The Offered Shares and Warrants are delivered on February 24, 2021, at a public offering price of $32.8 per share (after giving effect to share consolidation effected in November 2023) and associated warrant to purchase one ordinary share, as set forth in the Underwriting Agreement, subject to the satisfaction of certain closing conditions.

On March 25, 2021, the underwriters fully exercised and closed on their over-allotment option to purchase an additional 57,165 ordinary shares (after giving effect to share consolidation effected in November 2023) of the Company, together with warrants to purchase up to 57,165 ordinary shares (after giving effect to share consolidation effected in November 2023) of the Company in connection with the Company’s underwritten public offering on February 24, 2021. The additional ordinary shares and warrants were sold at the public offering price of $32.8 per ordinary share (after giving effect to share consolidation effected in November 2023) and associated warrant.

In April, 2021, the Company issued an additional 500,000 of the Company’s ordinary shares (after giving effect to share consolidation effected in November 2023) as the earn out shares to the Sellers pursuant to the terms of the Shares Exchange Agreement.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

On August 26, 2021, the Company entered into a subscription agreement with an institutional investor for the sale of up to 285,714 ordinary shares of the Company (the “Ordinary Shares”) (after giving effect to share consolidation effected in November 2023) for total gross proceeds of up to approximately $10,000,000 (the “Offering”). Each Ordinary Share will be accompanied by a warrant exercisable to purchase one Ordinary Share at an exercise price of $44.0 per share (the “Warrant”) (after giving effect to share consolidation effected in November 2023). Each Ordinary Share and Warrant are being sold at a fixed combined purchase price of $35.0 (after giving effect to share consolidation effected in November 2023). Each warrant will be exercisable immediately, and will expire on the first anniversary of the date of issuance. The first closing of the Offering representing the sale and purchase of 57,143 Ordinary Shares (after giving effect to share consolidation effected in November 2023) and warrants to purchase 57,143 Ordinary Shares (after giving effect to share consolidation effected in November 2023) has closed on August 30, 2021.

On April 7, 2022, the board appointed Mr. Zhihong Tan as our non-executive director, then granted and vested 200 ordinary shares (after giving effect to share consolidation effected in November 2023) for compensation.

On May 9, 2023, the Company closed private placements with two (2) accredited investors (the “Investors”). The Company issued an aggregate of 2,419,355 ordinary shares (after giving effect to share consolidation effected in November 2023) of the Company, par value $0.001, at a price per share of $15.5 for gross proceeds of $60,000,000.

On September 5, 2023, the Company closed private placements with two (2) accredited investors (the “Investors”). The Company issued an aggregate of 806,451 ordinary shares (after giving effect to share consolidation effected in November 2023) of the Company, par value $0.001, at a price per share of $24.8 (after giving effect to share consolidation effected in November 2023) for gross proceeds of $20,000,000.

In December 2023, the Company issued additional 31,766 ordinary shares subject to roundup of fractional shares arising from Share Consolidation.

As of December 31, 2023 and 2022, there were 10,070,012 and 6,812,440 ordinary shares (after giving effect to share consolidation effected in November 2023) issued and outstanding, respectively.

Public Warrants

Pursuant to the Initial Public Offering, TKK sold 2,500,000 Units (after giving effect to share consolidation effected in November 2023) at a purchase price of $100.00 per Unit (after giving effect to share consolidation effected in November 2023), inclusive of 300,000 Units (after giving effect to share consolidation effected in November 2023) sold to the underwriters on August 22, 2018 upon the underwriters’ election to partially exercise their over-allotment option. Each Unit consists of one ordinary share, one warrant (“Public Warrant”) and one right (“Public Right”). Each Public Warrant entitles the holder to purchase one-half of one ordinary share at an exercise price of $115.00 per whole share. Each Public Right entitles the holder to receive one-tenth of one ordinary share at the closing of a Business Combination.

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

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

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

As of December 31, 2023 and 2022, the Company had 2,500,000 of public warrants outstanding (after giving effect to share consolidation effected in November 2023).

Rights

Each holder of a Public Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a Business Combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the Business Combination, the Company issued 250,433 shares (after giving effect to share consolidation effected in November 2023) in connection with an exchange of Public Rights.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

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

Non-controlling interest

As of December 31, 2023 and 2022, the Company’s non-controlling interest represented 49% equity interest of Horgos Glary Prosperity.

15. PRIVATE PLACEMENT WARRANTS

Simultaneously with the closing of the Initial Public Offering, Symphony Holdings Limited (“Symphony”) purchased an aggregate of 1,180,000 Private Placement Warrants (after giving effect to share consolidation effected in November 2023) at $5.00 per Private Placement Warrant for an aggregate purchase price of $5,900. On August 22, 2018, TKK consummated the sale of an additional 120,000 Private Placement Warrants at a price of $5.00 per Private Placement Warrant, generating gross proceeds of $600. Each Private Placement Warrant is exercisable to purchase one-half of one ordinary share at an exercise price of $115.00 per whole share.

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

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

15. PRIVATE PLACEMENT WARRANTS (cont.)

As of December 31, 2023 and 2022, the Company had 1,300,000 of private placement warrants outstanding. The warrant liability related to such private placement warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of income. The change in fair value of the warrant liability was as follows:

Warrant Liability

Estimated fair value at December 31, 2020 (restated)	$833
Warrant liability assumed from the Business Combination	-
Change in estimated fair value	(809)
Estimated fair value at December 31, 2021	$24
Warrant liability assumed from the Business Combination	-
Change in estimated fair value	62
Estimated fair value at December 31, 2022	$86
Warrant liability assumed from the Business Combination	-
Change in estimated fair value	(86)
Estimated fair value at December 31, 2023	$-

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

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Stock price	$2.87	$14.6	$11.8
Exercise price	$115.00	$115.00	$115.00
Risk-free interest rate	4.23%	4.39%	0.99%
Expected term (in years)	1.12	2.12	3.12
Expected dividend yield	-	-	-
Expected volatility	95.1%	60.0%	48.3%

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

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

The table below provides a summary of the Company’s operating segment results for the years ended December 31, 2023, 2022 and 2021:

	For the Years Ended December 31,
	2023	2022	2021

Net revenues:
Cheers App Internet Business	$141,005	$144,045	$135,263
Traditional Media Business	11,322	13,034	17,749
Total consolidated net revenues	$152,327	$157,079	$153,012
Operating income:
Cheers APP Internet Business	$27,108	$24,510	$32,081
Traditional Media Business	2,177	2,218	4,210
Total segment operating income	29,285	26,728	36,291
Unallocated item (1)	-	(2)	(4)
Total consolidated operating income	$29,285	$26,726	$36,287

*	The unallocated item for the years ended December 31, 2023, 2022 and 2021 presents the share-based compensation for employees, which is not allocated to segments.

CHEER HOLDING, INC.

(Formerly known as “Glory Star New Media Group Holdings Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

17. COMMITMENTS

Capital expenditure commitments

The Company has commitments for capital expenditures totaling $7,056 as of December 31, 2023. These commitments are primarily related to the acquisition of CheerCar, CheerReal, and a VR platform.

18. SUBSEQUENT EVENTS

In February 2024, the Company repaid bank borrowings of $2,103 to China Merchants Bank.

These consolidated financial statements were approved by management and available for issuance on March 14, 2024. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.