Form 20-F/A
period 2023-12-31
Cheer Holding, Inc.
filed 2024-04-18
CIK 1738758

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

 (Amendment No.1)

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

Auditor Name:	Auditor Location:	Auditor Firm ID:
Assentsure PAC.	Singapore	PCAOB ID#6783

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (“Amendment No. 1”) amends our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission on March 14, 2024 (the “Original Filing Date”). This Amendment No. 1 is being filed at the request of our auditor to include the inadvertently omitted Critical Audit Matter (“CAM”). There are no other changes to the Audit Report or to the Form 20-F.

The consolidated financial statements and notes to the consolidated financial statements remain the same as the previously filed Form 20-F. In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 includes new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, dated as of the filing date of this Amendment No. 1.

Except for the changes expressly described above, this Amendment No. 1 continues to present information as at the Original Filing Date and does not amend, supplement or update any information contained in the Form 20-F to give effect to any subsequent events. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements or disclosure contained in the Form 20-F are true and complete as of any date subsequent to the Original Filing Date, except as expressly noted above. Accordingly, this Amendment No. 1 should be read in conjunction with the Form 20-F.

PART III

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Cheer Holding, Inc., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
12.1	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.
13.1*	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.
15.1	Consent of Assentsure PAC
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer
Date: April 18, 2024

Assentsure PAC
UEN - 201816648N
180B Bencoolen Street,
#03-01 The Bencoolen,
Singapore 189648

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Assentsure PAC.

We have served as the Company’s auditor since 2021

Singapore, March 14, 2024

3