Form 20-F
period 2024-12-31
Cheer Holding, Inc.
filed 2025-03-10
CIK 1738758

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

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

19F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing China 100016

(Address of Principal Executive Offices)

Bing Zhang

Telephone: + 86-10-87700500

Email: zhangbing@gsmg.co

19F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing China 100016

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Exchange on which registered
Class A Ordinary Shares, par value $0.001 per share	CHR	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,285,868 Class A Ordinary Shares and 500,000 Class B Ordinary Shares were outstanding as of December 31, 2024.

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

Unless otherwise stated in this Form 20-F, references to:

●	“we,” “us,” “our,” or the “Company,” means the combined business of CHEER Holdings and the CHEER Group;

●	“Memorandum and Articles of Association” means CHEER Holdings Third Amended and Restated Memorandum and Articles of Association, as further amended and in effect on the date hereof;

●	“Business Combination” means the acquisition of Glory Star by TKK pursuant to the terms of the Share Exchange Agreement;

●	“Cayman Islands Companies Act” means the Cayman Islands Companies Act (As Revised), as amended;

●	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

●	“CHEER Holdings” means Cheer Holding, Inc., a Cayman Islands exempted company;

●	“CHEER Group” means CHEER Holdings and Glory Star, together with our consolidated subsidiaries and VIEs;

●	“Class A Ordinary Shares” means CHEER Holdings Class A ordinary shares of a par value of US$0.001 each;

●	“Class B Ordinary Shares” means CHEER Holdings Class B ordinary shares of a par value of US$0.001 each;

●	“Glory Star” means Glory Star New Media Group Limited, a Cayman Islands exempted company

●	“Horgos” means Horgos Glory Star Media Co., Ltd., a limited liability company incorporated in the PRC;

●	“IPO” means TKK’s initial public offering of Units at $10.00 per Unit which closed in August 2018;

●	“Nasdaq” means the Nasdaq Capital Market;

●	“Ordinary Shares” as of the date of this report means CHEER Holdings’ Class A and Class B Ordinary Shares, and prior to September 4, 2024 (the date of effectiveness of the Third Amended and Restated Memorandum and Articles of Association of CHEER Holdings), CHEER Holdings’ ordinary shares of a par value of US$0.001;

●	“PRC” or “China” means the People’s Republic of China;

●	“Purchaser Representative” means TKK Symphony Sponsor 1, a Cayman Islands exempted company, as representative of the Purchaser;

●	“RMB” refers to Renminbi, the lawful currency of China;

●	“SEC” means the United States Securities and Exchange Commission;

●	“Securities Act” means the United States Securities Act of 1933, as amended;

●	“Seller Representative” means Bing Zhang, as representative of the Sellers;

●	“Sellers” means the shareholders of Glory Star;

●	“Share Exchange Agreement” means the Share Exchange Agreement, dated as of September 6, 2019, as may be amended from time to time, by and among TKK, Glory Star, WFOE, Xing Cui Can, Horgos, each of the Sellers, the Purchaser Representative, and the Seller Representative.

●	“Sponsor” means TKK Symphony Sponsor 1, a Cayman Islands exempted company;

●	“TKK” means our predecessor TKK Symphony Acquisition Corporation;

●	“VIE Contracts” means certain documents executed by the VIEs, the WFOE, the shareholders of the VIEs and certain other parties thereto as necessary to implement certain contractual arrangements in the PRC, which allow the WFOE to (i) direct the activities of the VIEs and their subsidiaries that most significantly affect the VIEs’ economic performance, (ii) receive substantially all of the economic benefit of the VIEs and their subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law;

●	“Units” means the units issued in TKK’s IPO; each Unit comprised of one ordinary share, one warrant and one right (whether they were purchased in the IPO or thereafter in the open market);

●	“VIEs” means Xing Cui Can and Horgos, our variable interest entities;

●	“WFOE” means Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company and indirectly wholly-owned by CHEER Holdings; and

●	“Xing Cui Can” means Xing Cui Can International Media (Beijing) Co., Ltd., a limited liability company incorporated in the PRC.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Information Related To, Or Based On, The Number Of Outstanding Ordinary Shares

The information contained in this annual report reflect (1) the consolidation of our issued and outstanding ordinary shares on the basis of one post-consolidation ordinary share for each 10 pre-consolidation ordinary shares issued and outstanding which took effect on November 24, 2023 (the “Share Consolidation”), and (2) the adoption of a dual-class share structure, which became effective on September 4, 2024 upon the amendment and restatement of our Second Amended and Restated Memorandum and Articles of Association by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association which effected the increase of our authorized share capital from US$200,200 divided into 200,000,000 ordinary shares, US$0.001 par value per share, and 2,000,000 preferred shares, US$0.0001 par value per share, to US$200,700 divided into 200,000,000 Class A Ordinary Shares, 500,000 Class B Ordinary Shares, and 2,000,000 preferred shares, US$0.0001 par value per share (the “Charter Amendment”).

To the extent that such information relates to historical financial information about the number of ordinary shares outstanding or underlying outstanding convertible instruments such as options or warrants, per share prices or other information pertaining to, or based on, the number of outstanding ordinary shares for periods preceding the effective date of the Share Consolidation and Charter Amendment, such information is presented giving effect to the Share Consolidation and Charter Amendment.

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

Neither we nor our subsidiaries own any share in Horgos or Xing Cui Can. Instead, our WFOE entered into a series of VIE Contracts with (i) Horgos and Horgos shareholders, and (ii) Xing Cui Can and Xin Cui Can’s shareholders, which allows the WFOE to receive substantially all of the economic benefits from Horgos and Xing Cui Can; and certain exclusive option agreements which provide WFOE with an exclusive option to purchase all or part of the equity interests in Horgos and Xing Cui Can when and to the extent permitted by PRC laws. Through the VIE Contracts, we are regarded as the primary beneficiary of Horgos and Xing Cui Can for accounting purpose, and, therefore, we are able to consolidate the financial results of Horgos and Xing Chui Can in our consolidated financial statements in accordance with U.S. GAAP. See “Item 4. Information on the Company” – “C. Organizational Structure.” However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never directly hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Although we took every precaution available to effectively enforce the contractual and corporate relationship above, these VIE Agreements may still be less effective than direct ownership and that we may incur substantial costs to enforce the terms of the arrangements. Because we do not directly hold equity interests in Horgos and Xing Cui Can, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Contracts. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of our Class A Ordinary Shares may depreciate significantly or become worthless. See “Item 3.D. Risk Factors–Risks Related to our Corporate Structure.”

We are subject to certain legal and operational risks associated with being based in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of our subsidiaries and VIEs, significant depreciation of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer our securities to investors. In recent years, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

As advised by our PRC legal counsel, Jingtian & Gongcheng, and based on its understanding of the Measures for Cybersecurity Review (2021) which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated on April 13, 2020, our VIEs and their subsidiaries are currently not required to apply for a cybersecurity review with the Cyberspace Administration of China, or the “CAC,” under Article 7 of the measures, pursuant to which online platform operators possessing personal information of more than 1 million users which intend to go public abroad shall apply to the CAC for a cybersecurity review, because we listed our Class A Ordinary Shares on the Nasdaq before the effective date of the measures on February 15, 2022. Under the Measures for Cybersecurity Review (2021), our VIEs and their subsidiaries could be subject to cybersecurity review with the CAC if it is determined that our VIEs or their subsidiaries constitute critical information infrastructure operators and intend to procure a network product or service that affects or could affect national security. Further, as the measures are newly revised and there remains uncertainty as to the interpretation and implementation thereof, we are uncertain whether our VIEs or their subsidiaries would be subject to a cybersecurity review when we offer or list new shares or carry out other financing activities in the capital market. As of the date of this annual report, our VIEs and their subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. Pursuant to the Data Security Management Regulations promulgated by the State Council on September 24, 2024, which became effective on January 1, 2025, network data processing activities refer to activities such as the collection, storage, use, processing, transmission, provision, disclosure, and deletion of data. Network data processors refer to individuals or organizations that independently determine the purposes and methods of data processing activities. Network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed. Our VIEs and their subsidiaries may be subject to network data security review by the CAC if our VIEs or their subsidiaries are recognized as network data processors which conduct data processing activities that affect or may affect national security. As of the date of this annual report, we, our subsidiaries, and our VIEs and their subsidiaries, have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. According to our PRC legal counsel, as of the date of this annual report, there are currently no explicit laws or regulations in the PRC that prohibit us, with our WFOE, VIEs and their subsidiaries from listing on overseas stock exchanges. However, since these statements and regulatory actions are newly published, how future official guidance and related implementation rules will carry out those requirements remains to be observed, there is no assurance that relevant PRC authorities will reach the same conclusion as our PRC legal counsel. It is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and our ability to continue our listing on an U.S. exchange.

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

As advised by to our PRC legal counsel, we are currently not required to obtain permission or approval from any of the PRC authorities including CSRC or CAC to continue our listing on an U.S. exchange. However, if we seek any future offerings on Nasdaq Stock Market or seek issuance and listing on other overseas markets or if any major events occur, as stipulated in the New Administrative Rules Regarding Overseas Listings, we will be required to report to the CSRC under the New Administrative Rules Regarding Overseas Listings. There is no assurance that we will be able to get the clearance of filing or report procedures under the New Administrative Rules Regarding Overseas Listings on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless. See “Risk Factors – Risks relating to doing business in China.” Further, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with oversea offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Since those rules and regulations are recently issued, the interpretation and enforcement thereof are subject to future interpretations and actions of the PRC authorities. In addition, we cannot assure you that relevant PRC government agencies would reach the same conclusion as we do or as advised by our PRC legal counsel. If we are wrong with regards to our interpretation of the PRC laws and regulations, or if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals to offer our Class A Ordinary Shares to foreign investors, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. As a result, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. See “Risk Factors – Risks relating to doing business in China.”

CHEER Holdings is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Cayman Islands, Hong Kong and PRC through loans or capital contributions. Our subsidiary in Hong Kong is also permitted under the laws of Hong Kong, a Special Administrative Region of the PRC, to provide funding to Glory Star through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit WFOE to pay dividends to our Hong Kong subsidiary only out of its accumulated after-tax profits after drawing common reserves, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Contracts. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Contracts in the foreseeable future. As of the date of this report, none of our subsidiaries or VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIEs to our PRC subsidiary in accordance with the VIE Contracts. See “Item 4. Information on the Company – C. Organizational Structure.”

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

On December 13, 2024 we dismissed Assentsure PAC (“Assentsure”) and engaged Enrome LLP (“Enrome”) as our independent auditors. The audit reports included in our annual report on Form 20-F for the years ended December 31, 2023 and 2022 was issued by Assentsure, and by Enrome for the year ended December 31, 2024 both of which are Singapore-based accounting firms registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Enrome in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If we do not engage change to an auditor that is subject to regular inspection by the PCAOB, our Class A Ordinary Shares may be delisted.

Summary of Risk Factors

You should carefully read the “Risk Factors” beginning on page 1 of this annual report for a discussion of information that should be considered before making a decision to purchase our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings.

Risk Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our ability to retain existing or attract new advertising customers to advertise within our mobile and online video content or on our e-commerce platform, maintain and increase our wallet share of advertising budget, and collect accounts receivable in a timely manner;

●	Our ability to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position;

●	The incorporation of artificial intelligence into our products and business operations, including challenges to properly manage such technologies;.

●	Our success in our AI initiatives;

●	Our ability to maintain or improve our technology infrastructure;

●	Risks in our investments in new product offerings and technologies, including generative AI;

●	An economic slowdown in China and indirectly by trade disputes between the United States and China that may contribute to uncertainties in economic outlook;

●	Our controlling shareholder will have substantial influence over us;

●	Our bank accounts are in China and are not insured or protected against loss;

●	We do not maintain business liability or disruption, litigation or property insurance and any business liability or disruption, litigation or property damage we experience may result in substantial costs to us and the diversion of our resources;

●	The creation of our metaverse platform and NFT marketplace is dependent on our ability to develop an acceptable blockchain;

●	The technology underlying blockchain technology is subject to a number of industry-wide challenges and risks relating to consumer acceptance of blockchain technology;

●	Expansion of our operations into new products, services and technologies; and

●	A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and depending upon the activities undertaken by our customers utilizing our products and services, we and our customers may be subject to regulatory scrutiny, investigations, fines, and other penalties.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	If the PRC government determines that our VIE Contracts do not comply with applicable regulations, or if these regulations or their interpretations change in the future, we could be subject to severe consequences, including the nullification of the VIE Contracts and the relinquishment of our interest in Horgos and Xing Cui Can.

●	Our VIE Contracts may not be as effective in providing operational control as direct ownership and Horgos and Xing Cui Can or their shareholders may fail to perform their obligations under our VIE Contracts.

●	Our VIE Contracts may be subject to scrutiny by the PRC tax authorities and additional taxes may be imposed. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

●	The shareholders may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to our interests.

●	We conduct our value-added telecommunications services and certain other businesses in the PRC through Horgos and Xing Cui Can by way of the VIE Contracts, but certain of the terms of the VIE Contracts may not be enforceable under PRC laws.

●	Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

●	We rely on the approval certificates and business license held by us for our advertising operation, e-commerce and certain other business and any deterioration of the relationship between Horgos and Xing Cui Can could materially and adversely affect our business operations.

Risks Relating to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China.

●	We are subject to risks relating to the nature of China’s advertising industry, including frequent and sudden changes in advertising proposals.

●	China regulates media content extensively and it may be subject to government actions based on the advertising content it designs for advertising clients or services it provides to them.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

●	Substantial uncertainties in relation to the regulatory administration and governmental policies of NFTs and metaverse could have a significant impact upon the cost, performance and prospect of the operation of the NFTs and metaverse related businesses in which we will engage in the future.

●	Delays in issuing invoices due to China taxing authorities may materially and adversely affect our cash flow.

●	Any adverse changes in political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

●	It may be difficult to protect interests and exercise rights as a shareholder since we conduct all of our operations in China, and all of our officers and our Chairman reside outside of the United States.

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

●	The approval, record filing and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with our contractual arrangement and overseas offering under PRC rules, regulations or policies, especially with the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, complete the record filing or fulfil other governmental requirements.

●	Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to online platform business operation.

●	The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with overseas listings like our company under PRC law.

●	The M&A Rules set forth complex procedures for acquisitions conducted by foreign investors, which could make it more difficult to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents and PRC citizens may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees who are share option holders to personal liabilities, limit our subsidiary’s abilities to increase our registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.

●	Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

●	We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

●	We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our global income and withholding for any dividends it pay to our non-PRC shareholders.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

x

Risks Relating to our Class A Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating our Class Ordinary Shares, including, but not limited to, the following:

●	Our dual-class voting structure will have the effect of concentrating voting control with holders of Class B Ordinary Shares, which will limit the ability of our other investors to influence corporate matters, including the election of directors and the approval of any change of control transaction.

●	Risks related to a future determination that the PCAOB is unable to inspect or investigate our auditor completely.

●	Future sales or other dilution of our equity could depress the market price of our Class A Ordinary Shares.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because the Company is incorporated under Cayman Islands Companies Act.

●	If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

●	Nasdaq could delist our Class A Ordinary Shares, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

●	We were a “shell company” and are subject to additional restrictions under Rule 144 on resales of our restricted securities.

●	There could be adverse United States federal income tax consequences to United States investors if we were or were to become a passive foreign investment company.

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

We continue to experience periods of rapid growth since we launched our services in 2016. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures, compliance and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with distributors, advertising customers, and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We believe that our patents, trademarks, trade secrets, copyrights, and other intellectual property we use are critical to our business. We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Protection of intellectual property rights in China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and our reputation. Further, we may have difficulty addressing the threats to our business associated with piracy of our copyrighted content, particularly our original content. our content and streaming services may be potentially subject to unauthorized consumer copying and illegal digital dissemination without an economic return to us.

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

We face risks related to the incorporation of artificial intelligence into our products and business operations, and challenges with properly managing such technologies could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We use artificial intelligence (including generative artificial intelligence), machine learning, data science and similar technologies (collectively, “AI”) in our technology and infrastructure, which may become more important in our operations over time. We are increasingly utilizing AI technology and our AI content creation platform, CHEERS Telepathy, in our products and ecosystem. The use of AI (and, in particular, generative AI) can lead to unintended consequences, data leakage or unauthorized exposure of data, including confidential business information, personal data, or other sensitive information, which could result in legal liability or affect our reputation and business. The content, analysis, materials, software, recommendations and other outputs produced by AI (and, in particular, The use of generative AI could be alleged to be deficient, inaccurate, inappropriate, or biased, or if the AI results in the infringement of the IP of third parties, which could adversely affect our business, reputation, financial condition, and results of operations.

We may lose intellectual property and other proprietary rights in any data, content, confidential information, trade secrets, or other materials that we provide as inputs to AI technology. In addition, as of the date of this annual report, we hold five (5) invention patents in China relating to our AI intelligent cloud-based service “Polaris” and CHEERS Telepathy content creation platform. However, our patents may be held invalid or unenforceable as a result of legal challenges by third parties, and others may challenge the inventorship or ownership of our patents and pending patent applications. Further, competitors may be able to design around our patents or develop products that provide outcomes comparable or superior to ours. If we are unable to assert proprietary rights, we may experience competitive harm, and our financial condition and results of operations may be adversely affected.

In addition, the use of AI may result in violations of applicable data security or data privacy laws, or in cybersecurity incidents that implicate the personal data of end customers, employees or other third parties. Any such violation or cybersecurity incidents related to our use of AI could result in legal liability or otherwise adversely affect our reputation and results of operations. AI is subject to a dynamic and rapidly evolving legal and regulatory environment, the extent and scope of which may in many instances be uncertain and may vary (or conflict) across jurisdictions. Compliance with existing and potential government regulation of AI, may require significant resources, including to develop, test and maintain platforms, offerings, services, and features to help us implement AI in accordance with applicable law, and to minimize other adverse effect on our results of operations.

Developing, testing, and deploying resource-intensive AI systems may require additional investment and increase our costs. In addition, the development of generative AI technologies is complex, and there are technical challenges associated with achieving the desired level of accuracy, efficiency, and reliability. Furthermore, there is a risk of system failures, disruptions, or vulnerabilities that could compromise the integrity, security, or privacy of the generated content. There can be no assurance that our investments in AI will be beneficial to our business.

We may not be successful in our AI initiatives, which could adversely affect our business, reputation, or financial results.

We have been investing in CHEERS Telepathy and improving our AI initiatives to, among other things, enhance our advertising tools, develop new products, develop new and improving current features for CHEERS Telepathy, and enhance content creation and our digital ecosystems. Our business, prospects, results of operations and financial condition depend upon our ability, alone or with others, to complete the development of CHEERS Telepathy. There are significant risks involved in development and deploying AI and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our efficiency or profitability.

In addition, the use of AI, including generative AI involves significant technical complexity and requires specialized expertise. Any disruption or failure in our AI and generative AI offerings, or those of our third-party providers, could result in delays or errors in our operations, which could harm our business and financial results. The use of generative AI tools could also result in a greater likelihood of cybersecurity incidents, privacy violations and inadvertent disclosures of our intellectual property or other confidential information, any of which could directly or indirectly harm our business, operations and reputation.

We are making investments in new product offerings and technologies, including generative AI, and may increase such investments in the future, which are inherently risky.

We have made investments to develop new services, products and technologies utilizing CHEERS Telepathy and we intend to continue investing significant resources to accelerate our AI development and technologies. If we do not spend our development budget efficiently or effectively on commercially successful and innovative technologies, or if we encounter significant technical or other challenges with respect to the development of our anticipated product offerings, we may not realize the expected benefits of our strategy. Our new initiatives also have a high degree of risk, as each involves development of new software platforms or other product offerings, unproven business strategies and technologies with which we may have limited prior development or operating experience, and may involve additional expenses, regulatory challenges, and other risks that we do are unable to anticipate.

There can be no assurance that demand for AI and generative AI products, will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and offerings developed by others will render our products and offerings noncompetitive or obsolete. Further, our development efforts with respect to new products, offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established products, offerings and technologies. Even if we are successful in developing new products, offerings or technologies, such developments may be subject to new or existing rules or restrictions that could increase our expenses or prevent us from successfully commercializing new products, offerings or technologies. If we do not realize the expected benefits of our investments, our business, financial condition, results of operations and prospects may be harmed.

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

We rely on information technology and other systems and services, and any failures, errors, defects or disruptions in our systems or services could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results business growth.

Our technology infrastructure is critical to the performance of our product offerings and to user satisfaction. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that the measures we take to prevent, detect or hinder cybersecurity incidents; protect our systems, data and user information; prevent outages, data or information loss and fraud; and prevent or detect security breaches, including a disaster recovery strategy for server and equipment failure and back-office systems and the use of third parties for certain cybersecurity services, will provide absolute security. We have experienced, and we may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, cybersecurity incidents and capacity constraints. Such disruptions have not had a material impact on us; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect our business, financial condition, results of operations and prospects.

Additionally, our product offerings from time to time contain errors, bugs, flaws or corrupted data, and these defects have in certain instances only become apparent after their launch. If a particular product offering is unavailable when users attempt to access it or navigation through our product offerings is slower than they expect, users may be unable to place their bets or submit their line-ups in a timely manner and may be less likely to return to our product offerings as often, if at all. Furthermore, programming errors, defects and data corruption could disrupt our operations, adversely affect the experience of our users, harm our reputation, cause our users to stop utilizing our product offerings, divert our resources and delay market acceptance of our product offerings. As such, a failure or significant interruption in our service could harm our reputation, business and operating results.

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

As of the date of this report, Happy Starlight Limited, which is controlled by Mr. Bing Zhang, our chairman, beneficially owns 1,895,287 of our Class A Ordinary Shares. In addition, Mr. Zhang also directly owns 76,000 of our Class A Ordinary Shares, and 500,000 of our Class B Ordinary Shares, such Class B Ordinary Shares; therefore, Mr. Zhang may be deemed to beneficially own 1,971,281 Class A Ordinary Shares and 500,000 Class B Ordinary Shares, representing 84.3% of the aggregate voting power of our total issued and outstanding Ordinary Shares. Holders of Class A ordinary shares are entitled to one (i) vote per share, while holders of Class B ordinary shares are entitled to one hundred (100) votes per share. Due to the disparate voting powers attached to these two classes of ordinary shares, Mr. Zhang, holds approximately 16.9% of our total issued and outstanding Class A ordinary shares, 100% of our total issued and outstanding Class B ordinary shares, representing approximately 84.3% of the voting power of our outstanding shares. As such, Mr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your Class A Ordinary Shares as part of a sale of our company.

We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors’ sole source of gain will depend on capital appreciation, if any.

We do not plan to declare or pay any cash dividends on our shares of Class A Ordinary Shares in the foreseeable future and currently intend to retain any future earnings for funding growth (holders of Class B ordinary shares shall not be entitled to any dividends). As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income. Capital appreciation, if any, of our shares may be our investors’ sole source of gain for the foreseeable future.

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

The creation of our metaverse platform is dependent on our ability to develop an acceptable blockchain.

Our ability to create our metaverse platform is dependent on our ability to develop an accepted and secured blockchain. Failure to develop a secured and reliable blockchain, will adversely affect our ability to create our metaverse platform.

We currently rely on third-party service providers for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our users and develop platforms.

Our success depends in part on our relationships with other third-party service providers. For example, we rely a third-party blockchain for the operation of our CheerReal platform. If those providers do not perform adequately, our users may experience issues or interruptions with their experiences. If we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards and increase our operational costs. Our ability to operate our NFT marketplace is dependent on our ability to utilize an accepted and secured blockchain. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our business operations, which could adversely affect our business, financial condition and results of operations. Failure to develop a secured and reliable blockchain, will adversely affect our ability to create a marketplace where our users can trade and purchase NFTs.

In addition, we incorporate artworks and technology from third parties into the NFT marketplace. We cannot be certain that our licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the artwork and related technology in all jurisdictions in which we may operate. If we are unable to obtain or maintain such rights because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to utilize third-party technology, third-party artwork, enter into new agreements on commercially reasonable terms, or develop our own technology required, our ability to continue developing our platforms could be severely limited and our business could be harmed.

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

We do not provide a marketplace for the sale of NFT. Our users can trade NFTs that it purchased on CheerReal, but we do not support or promote the selling of NFTs from our users. The market for digital assets, including, without limitation, NFTs, is still nascent.  Accordingly, the market for NFTs may not develop, of if a market does develop, such value be maintained. If a market does not develop for NFTs, it may be difficult or impossible for our users to sell their NFTs that it acquired on CheerReal, which may adversely affect our business operations.

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

Implementation of AI and machine learning technologies may result in legal and regulatory risks, reputational harm or have other adverse consequences to our business.

The AI regulatory landscape is still uncertain and evolving, and the development and use of AI technologies, including generative AI, in new or existing content creation tools and other offerings may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns or other complications that could be costly and time-consuming and could adversely affect our business, reputation or financial results. For example, some jurisdictions are currently considering AI specific laws and regulations. Such laws and regulations, if enacted, could increase our compliance costs or require us to limit or modify our use of AI or our AI-enabled offerings in certain jurisdictions. In addition, the intellectual property ownership and license rights, including copyrights, surrounding AI technologies, including generative AI, have not been fully addressed, and many countries and regions have proposed new regulations related to the use of AI and machine learning. The rapid evolution and governmental regulation of AI may require significant resources to develop and implement ethically, in a manner that complies with law, in order to minimize unintended, harmful impacts. We cannot yet determine the impact future laws may have on our business and the cost to comply with AI laws could be significant.

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

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular asset as a security. With respect to various digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular asset could be deemed a “security” under applicable laws.

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

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations through our subsidiaries and VIEs established in PRC. We control and receive the economic benefits of our VIE’s business operations through the VIE Contracts. Our Class A Ordinary Shares are shares of our offshore holding company instead of shares of our VIEs in China. For a description of the VIE contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

The VIE accounts for majority of the Company’s consolidated results of operations and cash flows for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the VIE accounted for majority of the consolidated total assets and total liabilities of the Company.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunications services and other related businesses. Under the Special Administrative Measures for Access of Foreign Investment (2024) (“Negative List (2024)”), our value-added telecommunications services and certain other businesses are considered restricted or prohibited in relation to foreign investment. To comply with PRC laws and regulations, we conduct our value-added telecommunication services and certain other businesses in China through Horgos and Xing Cui Can, based on VIE Contracts by and among (i) WFOE, (ii) Xing Cui Can and its shareholders, and (iii) Horgos and its shareholders. As a result of these VIE Contracts, we exert control over Horgos and Xing Cui Can and consolidate or combine the results of operations into our financial statements. Horgos and Xing Cui Can hold the licenses, approvals and key assets that are essential for the operations of our services.

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

We rely on the business license and other licenses held by us for our advertising operation, e-commerce and certain other business and any deterioration of the relationship between Horgos and Xing Cui Can could materially and adversely affect our business operations.

We operate our advertising operation, e-commerce and certain other business in the PRC on the basis of the business license and other requisite licenses held by us. There is no assurance that we will be able to renew our licenses or certificates when their terms expire with substantially similar terms as the ones it currently holds.

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

We are subject to administrative regulatory authorities and applicable laws in the PRC to operate our business. In order to operate our business we are required to obtain licenses and permits from various governmental agencies. We will not be able to operate some of our businesses if we lose our licenses and permits, which will adversely affect our business.

We are subject to risks relating to the nature of China’s advertising industry, including frequent and sudden changes in advertising proposals.

The nature of the advertising business in China is such that sudden changes in advertising proposals and actual advertisements are frequent. In China, television stations and other media, as the advertising publisher, remain responsible for the content of advertisements, and as a result, television stations or other media may reject or recommend changes to the content of advertisements. We strive to minimize problems related to work for clients by encouraging the conclusion of basic written agreements, but we are exposed to the risk of unforeseen incidents or disputes with advertising clients. In addition, similar to other companies in our industry in the PRC where relationships between advertising clients within a particular industry and advertising companies are not typically exclusive, we are currently acting for multiple clients within a single industry in a number of industries. If this practice in China is to change in favor of exclusive relationships and if our efforts to respond to this change are ineffective, our business, results of operations and financial condition could be materially and adversely affected.

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

The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. WFOE, our PRC operating subsidiary, is a wholly foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises. WFOE is a privately owned company and is subject to various PRC laws and regulations that are generally applicable to companies in the PRC. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings. These uncertainties may also impede our ability to enforce the contracts that we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

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

We may face growing competition in our industry and we believe that the market is becoming more competitive as this industry matures and begins to consolidate. Some of our competitors have larger and more established user bases and substantially greater financial, marketing and other resources than us. In addition, our competitors or other third parties may incorporate AI in a similar or different manner, and may do so more quickly or more successfully than us, which could impair our ability to compete effectively and impact our ability to keep up with the changing AI landscape. As a result, we could lose market share and our revenues could decline, thereby affecting our earnings and potential for growth.

The adoption and use of AI technology, and the continued rapid pace of developments in AI, are inherently uncertain. If we are unable to keep up with evolving AI infrastructure requirements, it could have a material adverse effect on our business, financial condition, and results of operations.

Our efforts in developing new AI infrastructure technology solutions are inherently risky and may not always succeed. We may incur significant costs and expect significant delays in developing new products or new generations of existing products to adapt to the changing AI landscape, and may not achieve a return on investment or capitalize on the opportunities presented by demand for AI solutions. Moreover, while AI-adoption is likely to continue and may accelerate, the long-term trajectory of this technological trend is uncertain.

AI has also been developing at a rapid pace, and continues to evolve and change. If we are unable to keep up in developing products to meet our customers’ evolving AI needs, or if the AI landscape does not develop to the extent we or our customers expect, our business, and financial results may be adversely impacted. If we are unable to provide enhancements and new features and integrations for our existing platform, develop new products that achieve market acceptance, or innovate quickly enough to keep pace with these rapid technological developments may adversely impact our business and operations.

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

The Second Session of the Thirteen National People’s Congress of the People’s Republic of China voted to adopt the Foreign Investment Law of the People’s Republic of China (“the Foreign Investment Law”) on March 15, 2019, which came into effect on January 1, 2020. The three major foreign investment laws (the Sino-Foreign Equity Joint Venture Law, Sino-Foreign Cooperative Joint Venture Law and Wholly Foreign Owned Enterprise Law) were replaced by the Foreign Investment Law on January 1, 2020.

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

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in the RMB. Any significant fluctuations in the exchange rate between the RMB and the U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends, if any, it may pay on our Class A Ordinary Shares in U.S. dollars. In addition, any fluctuations in the exchange rate between the RMB and the U.S. dollar could result in foreign currency conversion losses for financial reporting purposes.

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

As an offshore holding company with PRC subsidiaries, we may transfer funds to our operating entity or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

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

On September 6, 2024, the National Development and Reform Commission and the Ministry of Commerce issued the Negative List (2024 version), which became effective as of 1 November 2024. According to the Negative List (2024 version), where a domestic enterprise engaging in any industries that are “prohibited” under the Negative List (2024 version) intends to issue shares abroad and list for trading, it shall be examined and approved by the relevant competent departments of the state. In addition, foreign investors are prohibited from participating in the management of such enterprise and shall not hold more than 10% equity interest in such enterprise by each foreign investor and its affiliated parties or 30% equity interest by all foreign investors. The same provisions were also set out in the Negative List (2021 version). According to relevant press releases issued by the National Development and Reform Commission (“NDRC”) in relation to the Negative List (2021 version), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in the prohibited investment field, and no adjustment will be made to the shareholding percentage by foreign investors in relation to existing listed companies that do not meet the aforementioned shareholding percentage requirement.

As advised by our PRC legal counsel, based on its understanding of the PRC Laws and our corporate structure up to the date of this annual report, notwithstanding NDRC’s statement on the press releases, it is uncertain whether the abovementioned approval and management requirements apply to companies like us which already listed abroad prior to coming into force of the new Negative List, and there is no detailed rules in connection with relevant requirements or procedures to obtain approval from relevant competent departments of the state. However, if relevant governmental authority determines or new future rules provide that we are required to obtain the approval and/or abide by the management requirement, we would have to apply for such approval and/or adjust our current management mechanism. There is no assurance that we will be able to obtain such approval in time or at all. Further, compliance with the new management requirement may hamper the efficiency or capacity of our management, the rights currently entitled by our foreign investors, and could subject us to substantial costs. If we fail to obtain the approval as required or in a timely manner, our contractual arrangement may be deemed illegal and ordered to be cancelled by relevant government authorities, and other administrative measures or penalties may be imposed on us, which could materially and adversely affect our business, financial condition, and results of operations.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force since March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirements of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event.

The noncompliance of the filling requirements will lead to penalties imposed on the Chinese domestic enterprises, the controlling shareholder, the actual controller and other related responsible persons and the potential penalties for the variable interest entities include fines within the range between RMB 0.5 million and RMB 10 million. According to the New Administrative Rules Regarding Overseas Listings, if we seek any future offerings on Nasdaq Stock Market or seek issuance and listing on other overseas markets or if any major events occur, as stipulated in the New Administrative Rules Regarding Overseas Listings, we will be required to report to the CSRC. There is no assurance that we will be able to get the clearance of filing or report procedures under the New Administrative Rules Regarding Overseas Listings on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

Our VIEs and their subsidiaries may be liable for improper collection, use or appropriation of personal information provided by our customers.

Through our Cheers e-Mall internet platform, we collect and retain large volumes of internal and customer data, including personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. Our VIEs and their subsidiaries are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

According to the applicable PRC laws and regulations in relation to cybersecurity and data security, data processing includes, in a broad sense, among others, the collection or access, processing, transmission and related data activities.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law (《中华人民共和国网络安全法》), which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On December 28, 2021, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the Cybersecurity Review Measures, the procurement of any network product or service by an operator of critical information infrastructure or the conducting of data processing activities by a network platform operator, that affects or may affect national security, shall be subject to a cybersecurity review under the Measures. A network platform operator that possesses personal information of more than one million users must apply to the Cybersecurity Review Office set up under the CAC for a cybersecurity review when it seeks to list overseas.

As advised by our PRC legal counsel, based on its understanding of the Measures for Cybersecurity Review (2021) which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated on April 13, 2020, our VIEs and their subsidiaries are currently not required to apply for a cybersecurity review with the Cyberspace Administration of China, or the “CAC,” under Article 7 of the measures, pursuant to which online platform operators possessing personal information of more than 1 million users which intend to go public abroad shall apply to the CAC for a cybersecurity review, because we listed our Class A Ordinary Shares on the Nasdaq before the effective date of the measures on February 15, 2022. Under the Measures for Cybersecurity Review (2021), our VIEs and their subsidiaries could be subject to cybersecurity review with the CAC if it is determined that our VIEs or their subsidiaries constitute critical information infrastructure operators and intend to procure a network product or service that affects or could affect national security. Further, as the measures are newly revised and there remains uncertainty as to the interpretation and implementation thereof, we are uncertain whether our VIEs or their subsidiaries would be subject to a cybersecurity review when we offer or list new shares or carry out other financing activities in the capital market. As of the date of this annual report, our VIEs and their subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. Pursuant to the Data Security Management Regulations promulgated by the State Council on September 24, 2024, which became effective on January 1, 2025, network data processing activities refer to activities such as the collection, storage, use, processing, transmission, provision, disclosure, and deletion of data. Network data processors refer to individuals or organizations that independently determine the purposes and methods of data processing activities. Network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed. Our VIEs and their subsidiaries may be subject to network data security review by the CAC if our VIEs or their subsidiaries are recognized as network data processors which conduct data processing activities that affect or may affect national security.

In recent years, certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this annual report, we, our subsidiaries, and our VIEs and their subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that we would not be subject to such cybersecurity review requirement, and if so, that we would be able to pass such review. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

The PRC governmental authorities have promulgated, among others, the Personal Information Protection Law of the People’s Republic of China（《中华人民共和国个人信息保护法》）, Data Security Law of the People’s Republic of China（《中华人民共和国数据安全法》）, Measures for Cyber Security Review (《网络安全审查办法》), Measures for the Security Assessment for Cross-border Transfer of Data (《数据出境安全评估办法》）and the Data Security Management Regulations（《网络数据安全管理条例》）to ensure cyber security, data and personal information protection and cross-border data transmission.

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

As of the date of this annual report, (i) there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations or investigation or other legal proceeding concerning data or personal information, pending or threatened against us initiated by competent government authorities or third parties, that will materially and adversely affect the business of us; (ii) we have not received any investigation, notice, warning, penalty or sanction from applicable government authorities (including the CAC) with regard to our business operations concerning any issues related to cybersecurity and data security; (iii) we have not been involved in any suits, judicial review, enquiry, or other legal proceedings initiated by applicable governmental authorities in relation to any violation of applicable regulations or policies that have been issued by the CAC.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we may experience data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

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

Since the legislation in the areas of cyber security, data security and personal information protection is still evolving in the PRC, we will continue to pay close attention to the legislative and regulatory developments in these areas and strive to comply with the latest regulatory requirements.

Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to online platform business operation.

Through our Cheers e-Mall, we operate an online platform and are subject to various internet-related laws and regulations. These internet-related laws and regulations are relatively new and evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties.

For example, On February 7, 2021, the Anti-monopoly Commission of the State Council, promulgated Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines for identifying certain internet platforms’ abuse of market dominant position which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. In August 2021, the Standing Committee of the National People’s Congress officially promulgated the Personal Information Protection Law, which has come into effect in November 2021. The Personal Information Protection Law provides the basic regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information. In addition, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for security review procedures for data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effect on February 15, 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators and Internet platform operators, and provide that Internet platform operators that possess the personal data of over one million users must apply for a review by the Cyber Security Review Office, if they plan listing of companies in foreign countries.

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

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE or qualified banks in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that they make in the future. In accordance with the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division or other material event. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or their local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

Most members of our management team are based in China and are expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that it will not be deemed to be a PRC resident enterprise under the EIT Law and our implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income that we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and our implementation rules generally provide that dividends received by a PRC resident enterprise from our directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. Accordingly, if we are deemed to be a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition, the EIT Law and implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our Class A Ordinary Shares, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law and, as a result, the value of your investment may be materially and adversely affected.

We may have exposure to greater than anticipated tax liabilities.

Under PRC laws and regulations, arrangements and transactions among business entities may be subject to audit or challenge by the PRC tax authorities. The tax laws applicable to our business activities are subject to interpretation. We could face material and adverse tax consequences if the PRC tax authorities determine that some of our business activities are not based on arm’s-length prices and adjust our taxable income accordingly. In addition, the PRC tax authorities may impose late payment fees and other penalties to us for underpaid taxes. Our consolidated net profits in the future may be materially and adversely affected if we are subject to greater than anticipated tax liabilities.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our VIEs and their operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of some laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, our VIEs and their PRC subsidiaries may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

Accordingly, as a result of the Business Combination, if a holder of our Class A Ordinary Shares purchases our Class A Ordinary Shares in the open market and sells them in a private transaction, or purchases our Class A Ordinary Shares in a private transaction and sells them in the open market, and fails to comply with the SAT Circular 7, the PRC tax authorities may take actions, including requesting us to provide assistance for their investigation or impose a penalty on us, which could have a negative impact on our business operations. In addition, since we may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures, the PRC tax authorities might impose taxes on capital gains or request that we submit certain additional documentation for their review in connection with any potential acquisitions, which may incur additional acquisition costs, or delay our acquisition timetable.

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

Risks Relating to our Ordinary Shares

Our dual-class voting structure will have the effect of concentrating voting control with holders of Class B Ordinary Shares, which will limit the ability of our other investors to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Our authorized and issued ordinary shares divide into Class A Ordinary shares and Class B Ordinary shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to one hundred (100) votes per share. Holders of Class B Ordinary Shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association and approval over any change of control transactions. Our Class A and Class B Ordinary Shares are not convertible.

As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Mr. Bing Zhang, our chairman of board of directors and chief executive officer, beneficially owns all of our Class B Ordinary Shares. As of December 31, 2024, these Class B Ordinary Shares constitutes approximately 81.1% of the aggregate voting power of our total issued and outstanding Ordinary Shares due to the disparate voting powers associated with our dual-class share structure. As such, Mr. Zhang will have will have sufficient voting power to determine the outcome with respect to elections of directors, amendments to our Memorandum and Articles of Association that are subject to a stockholder vote, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans, and approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval for the foreseeable future.

We cannot predict the effect our dual-class structure may have on the market of the Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, in adverse publicity, or in other adverse consequences. Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our Ordinary shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Listing Rules because Mr. Bing Zhang, our chairman of board of directors and chief executive officer, holds approximately 84.3% of our aggregate voting power, which is more than 50% of our total aggregate voting power of our Ordinary Shares for the election of directors through Happy Starlight Limited and his ownership of 100% of our issued and outstanding Class B Ordinary Shares. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. In the event that we elect to rely on one or more of these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

The trading prices of our Class A Ordinary Shares are likely to be volatile, which could result in substantial losses to our shareholders and investors.

The trading prices of our Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies that have listed their securities in the U.S. in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors toward such companies listed in the United States, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States and other jurisdictions.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations including the following:

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

Any of these factors may result in large and sudden changes in the trading volume and the price at which our Class A Ordinary Shares will trade. In the past, shareholders of a public company often brought securities class action suits against the listed company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our industry. If research analysts do not establish and maintain adequate research coverage or if the analysts who cover us downgrade our Class A Ordinary Shares or publish inaccurate or unfavorable research about our industry, the market price for our Class A Ordinary Shares might decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

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

On December 13, 2024 we dismissed Assentsure PAC (“Assentsure”) and engaged Enrome LLP (“Enrome”) as our independent auditors. The audit report included in this annual report the years ended December 31, 2023 and 2022 was issued by Assentsure and by Enrome for the year ended December 31, 2024 both of which are Singapore-based accounting firms registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Enrome in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If we do not engage change to an auditor that is subject to regular inspection by the PCAOB, our Class A Ordinary Shares may be delisted.

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

Future sales or other dilution of our equity could depress the market price of our Class A Ordinary Shares.

Future sales of our Class A Ordinary Shares, preferred shares, warrants, debt securities, units consisting of Class A Ordinary Shares, preferred shares, warrants, or debt securities, or any combination of the foregoing securities in the public market, or the perception that such sales could occur, could negatively impact the price of our Class A Ordinary Shares. We have a number of shareholders that own significant blocks of our Class A Ordinary Shares. If one or more of these shareholders were to sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the prevailing market price of our Class A Ordinary Shares could be negatively affected.

In addition, the issuance of additional shares of our Class A Ordinary Shares, securities convertible into or exercisable for our Class A Ordinary Shares, other equity-linked securities, including warrants or any combination of the securities pursuant to the shelf registration statement will dilute the ownership interest of our shareholders and could depress the market price of our Class A Ordinary Shares and impair our ability to raise capital through the sale of additional equity securities.

We may need to seek additional capital. If this additional financing is obtained through the issuance of equity securities, debt convertible into equity or options or warrants to acquire equity securities, our existing shareholders could experience significant dilution upon the issuance, conversion or exercise of such securities.

The sales of a significant number of our Class A Ordinary Shares in the public market, or the perception that such sales could occur, could depress the market price of our Class A Ordinary Shares.

The sales of a substantial number of our Class A Ordinary Shares in the public market could depress the market price of our Class A Ordinary Shares and impair our ability to raise capital through the sale of additional equity securities. We have registered with the SEC $200 million of our securities pursuant to a shelf registration statement on Form F-3 in which we may issue from time to time, depending on market conditions. The issuance of such securities may depress the market price of our Class A Ordinary Shares and we cannot predict the effect that future sales of our securities would have on the market price of our Class A Ordinary Shares.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

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

Nasdaq could delist our Class A Ordinary Shares, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

Our Class A Ordinary Shares are listed on The Nasdaq Capital Market, a national securities exchange. We cannot assure you that we will be able to remain in compliance with The Nasdaq listing requirements. If The Nasdaq Capital Market delists our Class A Ordinary Shares, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Class A Ordinary Shares are a “penny stock” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If our Class A Ordinary Shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of $5,000,001 or less and our Class A Ordinary Shares have a market price per share of less than $5.00, transactions in our Class A Ordinary Shares may be subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

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

If our Class A Ordinary Shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

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

Upon the close of the Business Combination, we acquired all of the issued and outstanding securities of Glory Star in exchange for approximately 4,620,403 of our Class A Ordinary Shares, which includes 1,000,000 Class A Ordinary Shares that were issued to the former shareholders of Glory Star because certain financial performance targets were attained for both 2019 and 2020 fiscal years.

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

Going Private Transaction - Terminated

On July 11, 2022, CHEER Holdings entered into an agreement and plan of merger (the “Merger Agreement”) with Cheers Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) and GSMG Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Merger Sub”), pursuant to which Merger Sub will merge with and into CHEER Holdings (the “Merger”) and cease to exist, with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly-owned subsidiary of Parent (“Going Private Transaction”), which was approved by the Company’s board of directors and shareholders.

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

Charter Amendment — Adoption of Dual-Class Share Structure

On September 4, 2024, our board of directors authorized and approved the amendment and restatement of the Second Amended and Restated Memorandum and Articles of Association of the Company by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the “MAA”) to effect the increase of the Company’s authorized share capital as from US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each; to US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”) and 2,000,000 preferred shares of a par value of US$0.0001 each; by the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each with the rights attaching to such shares as set out in the MAA (the “Charter Amendment”). Pursuant to the Charter Amendment:

●	Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders;

●	Each Class A Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Issuer, and each Class B Ordinary Share shall be entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Issuer;

●	Upon winding up of the Issuer, holders of Class A Ordinary Shares shall be entitled to participate in the surplus assets of the Issuer, and holders of Class B Ordinary Shares shall only be entitled to repayment of capital;

●	In terms of dividends, holders of Class A Ordinary Shares shall be entitled the right to receive dividend, and holders of Class B Ordinary Shares shall not be entitled to any dividends;

●	As to redemption, a Class B Share may be redeemed at par value at the option of the holder; and

●	Class A Ordinary Shares and Class B Ordinary Shares are not convertible.

The Charter Amendment was approved by our shareholders on August 28, 2024.

Entry into Subscription Agreement for Class B Ordinary Shares

On September 9, 2024, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Mr. Bing Zhang, the Company’s Chairman, Director, Chief Executive Officer and Chief Financial Officer. Pursuant to the Subscription Agreement, the Company agreed to issue and sell to Mr. Zhang an aggregate of 500,000 Class B Ordinary Shares of the Company, at par, for an aggregate purchase price of US$500, or US$0.001 per share (the “Share Purchase”). The closing of the Share Purchase occurred on September 9, 2024.

Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class, and each Class A Share shall be entitled to one (1) vote and each Class B Share shall be entitled to one hundred (100) votes. Class B Ordinary Shares are not convertible into Class A Ordinary Shares, and may be redeemed by the Company at par value at the option of the holder.

The Share Purchase was approved by the Company’s shareholders on August 28, 2024, and authorized and approved by our board of directors on September 4, 2024. The Share Purchase is intended to support our management team’s ability to implement a sustainable development strategy to fully integrate the Company’s multi-platform portfolio to become one of the most innovative internet companies in China. This structure will assist in the continuity of management in order to implement its short- and long-term business plan without being distracted by external financial market factors which, many times, are out of management’s control.

2024 Equity Incentive Plan

On July 15, 2024, our board of directors approved our 2024 Equity Incentive Plan (“2024 Plan”), which was approved by our shareholders on August 28, 2024. The 2024 Plan allows for the award of stock and options, up to 2,000,000 Class A Ordinary Shares.

Share Repurchase Program

On December 2, 2024, our board of directors approved a share repurchase program authorizing a repurchase of up to $50 million of its Class A Ordinary Shares over the next 36 months (the “Share Repurchase Program”). Repurchases under the Share Repurchase Program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing and method of repurchases, and the exact number of Class A Ordinary Shares to be purchased will be determined by our management, in its discretion, and will depend upon market conditions and other factors. Share Repurchase Program may be suspended, adjusted, or discontinued at any time. No assurance can be given that any amount of Class A Ordinary Shares will be repurchased under the Share Repurchase Program. As of the date of this annual report, no Class A Ordinary Shares have been repurchased by the Company.

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

Our principal executive offices are located at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, Our telephone number at this address is + 86-10-87700500.

B. Business Overview

We provide advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China. Our main productions include short videos, online variety shows, dramas, live streams, and the CHEERS series. Since launching the CHEERS App in 2018, we have become a major content-driven e-commerce platform in China, focusing on original lifestyle content to monetize our advertising and e-commerce platform. We focus on creating original lifestyle content to monetize our advertising and e-commerce platform. We mainly offer and generate revenue from the copyright licensing of self-produced content, advertising and customized content production and CHEERS e-Mall marketplace service, membership fees, and others.

In addition, as part of our long term retail strategy, we plan to continue leveraging our CHEERS ecosystem, blockchain technologies and strategic collaborations with various partners on AR and VR technologies, to develop a metaverse platform that features a virtual world containing immersive experiences in intelligent retail, video on demand, social networking, gaming and NFT. As a pioneer, our strategy has always been committed to advanced technology, innovation and digital disruption in the media and entertainment industry.

In July 2023, we launched CHEERS Telepathy, a groundbreaking AI content creation platform that incorporates multimodal functions. Powered by the Company’s intelligent cloud-based service “Polaris”, CHEERS Telepathy offers a glimpse into the future of art, by providing a stable and reliable AI content creation experience that allows for unprecedented possibilities of art and creativity. In September 2023, we unveiled an upgrade on CHEERS Telepathy that further enhance digital content production and interaction, which became available following regulatory approval. CHEERS Telepathy has now emerged as a comprehensive, end-to-end AI application tool for integrated marketing of creative content.

We believe that our strategic integration of cutting-edge AI technologies positions our company as a leader in redefining content creation, digital ecosystems, and next-generation human-AI interaction. We are committed to utilizing innovative product applications and technologies to drive its long-term sustainable and scalable growth.

Recent Business Developments

We leverage AI technology to enhance content creation, digital ecosystems, and human-AI interaction, driving long-term growth through innovative products and services.

In February 2024, we launched the Year of the Dragon Edition of CHEERS Telepathy. This major upgrade included substantial advancements in model architecture, computing power, and content creation capabilities, including painting, text-to-image, image-to-image, commercial scenarios, dialogue, and long-form text generation.

In June 2024, we released CHEERS Telepathy 2.0. This version featured more advanced and complicated algorithms and models, more powerful application capacity, and more comprehensive AI interaction functionalities to improve user experience, as well as a richer, more diverse and authentic generation effect. As of September 2024, CHEERS Telepathy supports users in 12 countries and regions.

In December 2024, we released CHEERS Telepathy 2.5. This upgrade provided further technical and application advancements, integrating innovative AI tools for content creators.

In December 2023, our Beijing subsidiary was recognized as a National High-Tech Enterprise. In April 2024, our Beijing subsidiary was recognized as Specialized and Innovative Enterprise. The Company’s consecutive recognition as both National High-Tech Enterprise and Specialized and Innovative Enterprise specializing in advanced technologies underscores its leadership in technological innovation, robust market competitiveness, and dominant position within the media technology sector. These accolades highlight the Company’s ability to deliver cutting-edge, unique products through specialized expertise.

Key Metrics

We monitor the following key metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, and make strategic decisions:

●	CHEERS App Downloads. We define this metric as the total number of downloads of CHEERS App as of the end of the period. The number of downloads demonstrates whether we are successful in our marketing efforts in user acquisition. We view the number of downloads at the end of a given period as a key indicator of increased traffic to our apps in terms of attractiveness and usability. The table below sets forth the number of downloads of CHEERS App as of the end of the period indicated:

	December 31,
	2023	2024
	(in Millions)
App Downloads
CHEERS Video	410	436
CHEERS e-Mall	53.5	60.7
CHEERS Telepathy	1.3	12.1
CheerReal	9.2	14.5
Total	474	523.3

●	Monthly Active Users (MAU). We define monthly active users, or MAU, as a user who has logged in or accessed our CHEERS App, whether on a mobile phone or tablet. We calculate MAU using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. MAU is a tool that our management uses to manage their operations. In particular, our management sets monthly targets and monitors the MAU to see whether to make adjustments as to the promotional activities, advertising campaign, and/or online video contents. The table below sets forth the MAU on our CHEERS App as of the end of the period indicated:

	December 31,
	2023	2024
	(in Millions)
MAU
CHEERS Video	50.1	52.3
CHEERS e-Mall	6.5	6.9
CHEERS Telepathy	0.3	2.5
CheerReal	1.3	1.4
Total	58.2	63.1

●	Repurchase Rate (RPR) on CHEERS e-Mall. We track RPR to analyze the effectiveness of our marketing as well as customers retention, which is vital to our e-Mall. RPR is calculated as the percentage of our customers who have placed more than one order within a certain period of time. For the 360 days period during the commercial year of 2024, our CHEERS e-Mall RPR was 39.7%.

●	Daily Time Spent (DTS) on CHEERS Video. We measure DTS as an additional metric to evaluate the attractiveness of our video content and stickiness of users. The average DTS using our CHEERS video during the commercial year of 2024 was approximately 60 minutes.

●	Average Monthly Visits on CHEERS Telepathy were approximately 3.4 million during the commercial year of 2024.

●	Digital Art Collections listed on CheerReal platform were 25,856 units during the commercial year of 2024.

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

CHEERS e-Mall

Leveraging our brand, large viewership, and users of our CHEERS video platform, in April 2019, we launched our e-Mall where we offer products to our users through third party merchants that we have screened and approved. We charge third-party merchants on our CHEERS e-Mall platform a service fee and a commission for the sales of their products.

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

CHEERS Telepathy

CHEERS Telepathy is a leading multimodal artificial intelligence (“AI”) content creation platform. Launched in July 2023, CHEERS Telepathy utilizes the Company’s intelligent cloud-based service “Polaris” and offers multimodal functions for digital content production and interaction. CHEERS Telepathy is now a comprehensive AI tool for creative content marketing and is able to caters to diverse AI needs across private and commercial applications, delivering efficient and stable services.

Leveraging the advanced computational power of “Polaris”, CHEERS Telepathy delivers exceptional performance efficiency and real-time responsiveness. Equipped with multi-dimensional data analysis capabilities, it is able to process complex visual inputs to enable data-driven decision-making. This unique competency allows CHEERS Telepathy to manage full-spectrum creative content, spanning basic text, video scripts, storyboards, and beyond. Building on its technical leadership in AI, the platform integrates intelligent functionalities such as smart tagging, dynamic recommendation engine, adaptive formatting, and AI-Powered content generation. By generating scenario-specific creative content tailored to user-defined objectives, CHEERS Telepathy continuously refines content strategies through behavioral feedback analysis, enhancing interactive engagement and driving marketing return on investment (ROI).

CHEERS Telepathy is currently used in animation production, film and television, content creation, e-commerce, advertising, education, and entertainment. It offers innovative features like control over the first and last frames of image-to-video generation. CHEERS Telepathy is able to generate and deliver AI-powered content, including the production of animated short films and series based on classic Chinese literary masterpieces such as “Water Margin”, “Strange Tales from a Chinese Studio”, and “Mysteries of the Mountains and Seas”. We believe that our unique approach in utilizing our AI technologies will achieve substantial market influence and commercial success.

Core Functions and Technical Features:

-	Multimodal AI Capabilities: Includes text-to-video, image-to-video, text generation, image processing, and video generation.

-	Advanced Video Generation: Produces 60-second videos at 30 frames per second with 1080P resolution.

-	Hybrid Neural Network Model: Ensures fast interaction response times and data security through encryption.

CHEERS Telepathy generates revenue through (1) advertising and Data Monetization, through the optimization of Search Engine Optimization (SEO) and ad placement to enhance advertising effectiveness, (2) subscription and pay per use, where users can pay for individual uses or opt for membership plans for content generative services, (3) customized enterprise AI solutions for businesses to improve efficiency or sales, (4) application integration and application programming interface (API) Fees by providing for the integration with multimodal tools and API call services, (5) revenue sharing from AI-generated content, (6) personalized services for e-commerce businesses and (7) ecosystem revenue sharing by collaborating with other platforms for revenue sharing.

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

CHEERS API

CHEERS API open platform is a leading provider of industry digital transformation solutions and data integration, with a digital technology-driven approach. The platform focuses on developing diversified service modules tailored to industry demands, combining domain-specific best practices with cutting-edge technological empowerment, for use in services including, but not limited to, content creation, e-commerce, media and the Internet of Things (IoT). We are committed to delivering premium products and scenario-based solutions for enterprise users, CHEERS API open platform enables businesses to accelerate digital innovation through application programming interfaces (API) ecosystem integration.

The company’s self-developed CHEERS API open platform offers a full-stack API data service covering data aggregation, intelligent routing, and usage analytics. By exposing core technical capabilities to partners across the value chain, it drives the evolution of data services in the Internet era, helps enterprise users to obtain API data quickly and develop efficiently, greatly reduces the development and operation costs, and supports the rapid innovation of enterprise business.

In 2024, the platform achieved 61 million total API transactions with 450,000+ daily active integrations, demonstrating its critical role in powering enterprise digital infrastructure. Currently we are still in the beta testing stage and we do not charge for the use of our CHEERS API open platform.

CheerCar

CheerCar is our self-developed interactive entertainment app launched among the first batch on Tencent Auto Intelligence, an Internet of Vehicles ecosystem. As an onboard interactive entertainment app that was designed to provide entertainment in vehicles, CheerCar makes connections between passengers and in-vehicle infotainment systems closer and more efficient. As an app in Tencent’s IoV ecosystem, CheerCar allows users to set preferences and browse individualized content from our library of high-quality videos that are available on its CHEERS video platform. CheerCar also uses a personalized intelligent algorithm recommendation system to recommend contents based on user’s preferences. Currently we do not charge for the use of our CheerCar entertainment app.

CheerReal

CheerReal is our self-developed brand-new digital collection non-fungible token (“NFT”) app launched in September 2022, which allows different cultural elements to coincide and brings a new immersive experience of digital arts that derived from the traditional field.

A non-fungible token (NFT) is a unique digital identifier that is recorded on a blockchain and is used to certify ownership and authenticity. CheerReal is a digital collection platform for the initial issuance of digital artwork NFTs. We consider the use of NFTs as a means of authentication of the artwork and to display the rights of the digital artwork. The NFT artwork collections on the CheerReal platform are licensed to us by thirty-party artists or are NFT artworks which are created by the Company and the intellectual property rights are owned by CheerReal. We enter into license agreements with such third-party artists for their artwork to be issued as NFT artwork collections on CheerReal Users of CheerReal are able to browse and purchase these NFT artwork collections on CheerReal. The CheerReal platform is based on the ERC-721 and ERC-1155 protocols under the BSN-DDC blockchain. The BSN-DDC blockchain was established and operated by China Mobile, China UnionPay and the China State Information Center. The BSN-DDC blockchain is semi-open, which allows authorized nodes to join the network and view information based on permissions. The data on the BSN-DDC blockchain is not stored in a completely decentralized manner, and it does not include any cryptocurrencies.

CheerReal is an initial issuance platform for NFT digital artwork collections and is not a secondary market for the sale and purchase of NFTs. NFT artwork collections available for initial issuance on the CheerReal platform are licensed by thirty-party artists for the initial NFT issuance on CheerReal, or are NFT artworks created by us. We enter into licensing agreements with third-party artists or create our own artwork in connection with the initial minting and issuance of NFT artwork collections. Only authorized officials of the CheerReal platform can create an NFT artwork collection; third-party artists and users cannot create any NFT collections on the platform. The NFT artwork collections on CheerReal are classified as image NFT artworks and has included licensed artwork collections such as Mashimaro, and Silkroad heroes, etc, or are original artwork collections, such as “Yue Rabbit”, created by our team. Upon purchase of an NFT on CheerReal, users obtain an authenticated digital artwork and can exchange them with other users. There is no secondary market for the NFTs and the purchase and sale of NFTs among users is not allowed on CheerReal. In addition, NFTs purchased on CheerReal cannot be transferred outside the platform.

CheerReal charges a certain percentage of the price of the NFT as a service fee commission and pays the remaining amount as remuneration to the third-party artist and IP holder of the original artwork. Commissions and service fees are determined under the terms of each license agreement entered into with the artist. The prices of the NFT artworks on CheerReal are set in RMB and can only be purchased in RMB. In addition, no transactions in cryptocurrencies are allowed on the platform. The platform sets the issuance quantity and purchase price of the NFT artwork collections based on the creative quality of artwork and the popularity of the artist as reference standards. Users are not able to sell or trade for value any NFTs purchase on CheerReal or transferred outside the platform; however, users will be able to exchange, or gift, NFTs on the platform to other users. CheerReal does not charge an additional fee for exchanges of NFTs among its users.

CheerReal has generated revenue through (1) sale of original NFT artwork collections created by us, (2) commission fees from NFT artwork collections licensed by third-party artists to CheerReal, and (3) advertisements on the platform. Fees are paid in RMB and all cryptocurrency transactions are prohibited on the platform.

With efficient and close connections between artists, collectors, and the marketplace. CheerReal aims to accelerate the digitization of cultural and artworks, promote and maximize the value of digital assets, and create a new ecosystem of the digital asset. By leveraging NFT artwork collections on CheerReal, we believe that this approach will enhance the artists’ personal visibility on a larger scale, and create income for artists through NFT technology, while also expanding the methods and impact of how art is displayed by our users, thus creating a new ecosystem for digital art assets.

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

Employees

As of December 31, 2024, we had 122 full time employees. We have entered into written employment contracts with all of our employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

The following table sets forth a breakdown of employees categorized by function as at December 31, 2024:

Department	Headcount	Percentage of Total
Human Resource and General Management Department	6	4.9%
Financial Management Department	8	6.6%
Business Development and Securities Department	1	0.8%
Public and Investor Relations Department	2	1.6%
Information Technology and Research Department	30	24.6%
Integrated Content Marketing Department	25	20.5%
CHEERS Platform and e-Mall Department	50	41.0%
Total	122	100.00%

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

As of December 31, 2024, we own five (5) patents in the PRC, 84 registered trademarks in the PRC, and 10 registered trademarks in Hong Kong. In addition, as of December 31, 2024, we had 75 registered copyrights in the PRC (including 61 software copyrights relating to various aspects of our operations and 14 artwork copyrights). The software and artwork are crucial to our business.

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

Regulations on Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

On June 28, 2017, the National Development and Reform Commission (the “NDRC”), and Ministry of Commerce (“MOFCOM”), promulgated the Foreign Investment Catalog which was implemented on July 28, 2017. For foreign investment, the Foreign Investment Catalog is divided into encouraged industries, restricted industries and prohibited industries, and industries which are not listed in the Foreign Investment Catalog are categorized as the permitted industries for foreign investment. The list of restricted industries and prohibited industries in the Foreign Investment Catalog was abolished by the Special Administrative Measures for Foreign Investment Access (Negative List) (2018 Edition), which was then replaced by Special Administrative Measures for Foreign Investment Access (Negative List) (2019 Edition) (the “2019 Negative List”) promulgated on June 30, 2019 by NDRC and MOFCOM and implemented on July 30, 2019. According to the 2019 Negative List, foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM, or the Ministry of Industry and Information Technology (“MIIT”) for the incorporation of the joint ventures and the business operations. The 2020, 2021, and 2024 Negative lists published later still retain the aforementioned requirements for foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communications, store-and-forward, and call center services).

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

Regulations Relating to Product Quality and Consumer Rights Protection

Based on the PRC Consumer Rights and Interests Protection Law, as amended and effective in March 2014, and the Supervision and Administrative Measures on Online Trading, or Online Trading Measures, by State Administration for Market Regulation, or SAMR, on March 15, 2021, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. Each online transaction platform operator shall establish an inspection and monitoring system for platform-based operators and commodity or service information released thereby; and where any commodity or service information in the platform violates laws, regulations or rules on market regulation, damages state interests and public interests, or goes against public order and good customs as identified, it shall legally take necessary disposal measures, keep relevant records, and inform the department for market regulation at or above the county level where the platform is domiciled. Furthermore, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

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

Regulations on the Advertising Industry

Regulations Relating to Advertising Law

The principal regulations governing advertising businesses in China include Advertising Law promulgated by SCNPC on October 27, 1994, which was amended on April 24, 2015, October 26, 2018 and April 29, 2021. Under the Advertising Law, advertisers refer to any legal persons, economic organizations or individuals that, directly or through agents, design, produce and publish advertisements to promote products or services. Advertisement operators refer to those legal persons, economic organizations or individuals consigned to provide advertisement content design, production and agency services. Advertisement publishers refer to those legal persons or other economic organizations that publish advertisements for the advertisers or for those advertisement operators that are consigned by the advertisers. An advertisement should present distinct and clear descriptions of the product’s function, place of origin, quality, price, manufacturer, validity period, warranties or the contents, forms, quality, price or promises of the services offered. False advertising that may mislead consumers and compromise legal rights and interests of consumers will subject the advertiser to civil liabilities. Where the advertising operator or advertising publisher is unable to provide the real name, address or valid contact information of the advertiser, the consumers may require the advertising operator or advertising publisher to make compensation in advance. Where false advertisements for products or services relating to the life and health of consumers cause damage to the consumers, the advertising agents, advertisement publishers or advertisement endorsers for such advertisements shall bear joint and several liabilities with the advertisers concerned. For other false advertisements of goods or services, where the advertising operator, advertising publisher and advertising spokesperson knew or should have known the falsity yet still provided design, production, agency or publishing services, or provide recommendation or endorsement, they will bear joint and several liability with the advertiser.

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

Regulations Relating to Internet Advertising

On 25 February, 2023, the SAMR promulgated the Administrative Measures for Online Advertising (《互联网广告管理办法》), which became effective on 1 May 2023 and the Interim Administrative Measures for Online Advertising (《互联网广告管理暂行办法》) issued under the Order of the (former) State Administration for Industry and Commerce No. 87 on 4 July 2016, was abolished simultaneously.

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

For those who violate the Administrative Measures for Online Advertising, they may be subject to punishment, including but not limited to fines, confiscating advertising fees, suspension of advertisement publishing business, or revocation of business licence.

Regulations Related to Internet Information Security and Privacy Protection

On 28 May 2020, the National People’s Congress approved the Civil Code of the PRC (the‘‘Civil Code’’),which has come into effect on 1 January2021.Pursuanttothe Civil Code, the personal information of a natural person shall be protected by the law. Any organisation or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.

The Cyber Security Law of the PRC (《中华人民共和国网络安全法》) (the ‘‘Cyber Security Law’’), which was promulgated on 7 November 2016 and came into effect on 1 June 2017, requires that when constructing and operating a network, or providing services through a network, technical measures and other necessary measures shall be taken in accordance with laws, administrative regulations and the compulsory requirements set forth in national standards to ensure the secure and stable operation of the network, to effectively cope with cyber security events, to prevent criminal activities committed on the network, and to protect the integrity, confidentiality and availability of network data. The Cyber Security Law emphasises that any individuals and organisations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Cyber Security Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations. Any violation of the provisions and requirements under the Cyber Security Law may subject an internet service provider to rectifications, warnings, fines, confiscation of illegal gains, revocation of licences, cancellation of qualifications, closedown of websites or even criminal liabilities.

The Data Security Law of the PRC (《中华人民共和国数据安全法》) (the ‘‘Data Security Law’’) was passed by the SCNPC on 10 June 2021 and came into effect on 1 September 2021. The Data Security Law requires the data processor to establish and improve a whole-process data security management system, organise data security education and training, and take corresponding technical measures and other necessary measures to safeguard data security. In conducting data processing activities by using the internet or any other information network, the data processor shall perform the above data security protection obligations on the basis of the hierarchical cybersecurity protection system. Any violation of the provisions and requirements under the Data Security Law may subject a data processor to rectifications, warnings, fines, suspension of the related business, revocation of licences or even criminal liabilities.

The Personal Information Protection Law of the PRC (《中华人民共和国个人信息保护法》) (the ‘‘Personal Information Protection Law’’) was passed by the SCNPC on 20 August 2021 and has come into effect on 1 November 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances, such as when (i) the individual’s consent has been obtained; (ii) the processing is necessary for the conclusion or performance of a contract to which the individual is a party; (iii) the processing is necessary to fulfil statutory duties and statutory obligations; (iv) the processing is necessary to respond to public health emergencies or protect natural persons’ life, health and property safety under emergency circumstances; (v) personal information is processed within a reasonable scope to conduct news reporting, public opinion-based supervision, and other activities in the public interest; (vi) the personal information that has been made public is processed within a reasonable scope in accordance with this Law; or (vii) under any other circumstance as provided by any law or regulation. It also stipulates the obligations of a personal information processor. Any violation of the provisions and requirements under the Personal Information Protection Law may subject a personal information processor to rectifications, warnings, fines, suspension of the related business, revocation of licences, being entered into the relevant credit record or even criminal liabilities.

Pursuant to the Data Security Management Regulations(《网络数据安全管理条例》) promulgated by the State Council on September 24, 2024, which became effective on January 1, 2025, network data processing activities refer to activities such as the collection, storage, use, processing, transmission, provision, disclosure, and deletion of data. Network data processors refer to individuals or organizations that independently determine the purposes and methods of data processing activities. Network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed.

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

Regulations Related to Artificial Intelligence

 On July 29, 2022, the Ministry of Science and Technology and other five PRC regulatory agencies issued the Circular on Issuing the Guiding Opinions on Accelerating Scenario Innovation and Driving High-quality Economic Growth with High-Level Applications of Artificial Intelligence (《关于印发<关于加快场景创新以人工智能高水平应用促进经济高质量发展的指导意见>的通知》), which became effective on the same day. The circular proposes to promote the scenario innovation to become a new path for the upgrading of AI technology and industrial growth, driving the high levels of development in the new generation of AI. According to the circular, creating major scenarios centered on the cultivation of a high-end and high-efficiency intelligent economy, such as key industries including manufacturing, agriculture, logistics, finance, commerce, and home furnishings, major scenarios centered on the development of a safe, convenient, and intelligent society, such as fields including urban management, traffic governance, ecological and environmental protection, healthcare, education, and elderly care, major scenarios centered on high-level scientific research activities, such as solving major scientific issues in fields including mathematics, chemistry, geology, materials, biology, and space science, and major scenarios centered on national major activities and projects such as the Asian Games, National Games, the China International Import Expo, and the China International Fair for Trade in Services, will be encouraged. Enterprises shall take the lead in the full course of scenario innovation of AI technology.

On July 10, 2023, the CAC and other six PRC regulatory agencies promulgated the Interim Measures for the Management of Generative Artificial Intelligence Services (《生成式人工智能服务管理暂行办法》), which became effective on August 15, 2023 and is applicable to the utilization of generative AI technology to provide services that generate any text, images, audios, videos or other content (the “generative AI services”) to the public within the territory of the PRC. The State, in adherence to the principles of placing equal emphasis on development and security and combining innovation promotion with law-based governance, shall implement effective measures to encourage the innovation and development of generative AI, and apply inclusion, prudence, and classification and grading in the regulation of generative AI services. The provision and use of generative AI services shall comply with laws and administrative regulations, respect social morality and ethics, and meet a series of requirements including, among others, not endangering national security and interests, avoiding discrimination, and respecting third parties’ lawful rights and interests. Generative AI service providers shall assume responsibility as a producer of online information content in accordance with the law and fulfill online information security obligations. Where personal information is involved, they shall assume responsibility as a personal information processor in accordance with the law and fulfill personal information protection obligations. Those providing generative AI services with public opinion attributes or the capacity for social mobilization shall conduct security assessments in accordance with relevant national regulations, and perform procedures for the filing, amendment, or cancellation of filings for their algorithms in accordance with the Administrative Provisions on Recommendation Algorithms in Internet-based Information Services.

A number of guidelines and standards were also published in the PRC to guide the development of AI technology, including, among others, the Code of Ethics of New Generation Artificial Intelligence (《新一代人工智能伦理规范》), AI Safety Governance Framework (V1.0) (《人工智能安全治理框架》1．0版), and TC260-003 Basic Security Requirements for Generative Artificial Intelligence Service (TC260－003《生成式人工智能服务安全基本要求》).

Regulations Related to Intellectual Property Rights

Regulations on Patents

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 with effect from June 1, 2021, and its latest Implementation Rules promulgated by the State Council on December 11, 2023 and took into effect on January 20, 2024, the National Intellectual Property Administration is responsible for administering patents in the PRC. Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under the law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention, 15 years for designs, and 10 years for utility models.

As of December 31, 2024, we had five (5) invention patents in the PRC.

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

As of December 31, 2024, we had fifty-six (56) registered software copyrights and fourteen (14) artwork copyrights.

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

As of December 31, 2024, we had eighty-three (83) registered trademarks in the PRC and ten (10) registered trademarks in Hong Kong.

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

As of December 31, 2024, we had 12 domain names in PRC.

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

PRC Enterprise Income Tax

According to the Enterprise Income Tax, or EIT Law, which was promulgated by the NPC on March 16, 2007, and implemented on January 1, 2008, and subsequently revised on February 24, 2017, and December 29, 2018, and the Implementation Regulations of EIT Law, which was promulgated by the State Council on December 6, 2007, and implemented on January 1, 2008 and amended on April 23, 2019 and December 6, 2024, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises, which refer to enterprises that are set up in accordance with the PRC law, or that are set up in accordance with the law of the foreign country (region) but with our actual administration institution in China, pay enterprise income tax originating both within and outside China at the tax rate of 25%. Non-resident enterprises refer to entities established under foreign law whose actual administration institution is not within China but have institution or premises in China, or which do not have institution or premises in China but have income sourced within China. Non-resident enterprises that have set up institutions or premises in China pay enterprise income tax at the tax rate of 25% in relation to the income originated from China and obtained by the aforementioned institutions or premises, as well as the income incurred outside China, provided there is an actual relationship between such income and the aforementioned institutions or premises. For non-resident enterprises that have no institutions or premises in China, or, although they have institutions or premises in China, there is no actual relationship between the income and the aforementioned institutions or premises, they pay enterprise income tax at the tax rate of 10% in relation to the income originated from China. The aforementioned income includes income from sales of goods, provision of labor services, transfer of property, equity investment including dividends, interest income, rental income, income from royalties, donations and other income. In addition, according to the EIT Law and the Implementation Regulations of EIT Law, for the income incurred from equity investment including dividends and bonus among eligible resident enterprises, and the income which is incurred from equity investment including dividends and bonus obtained from resident enterprise by non-resident enterprises that have set up institutions or premises in China and the income has an actual relationship with such institutions or premises, such incomes are tax-free income.

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

In October 2019, Leshare Star (Beijing) Technology Co., Ltd. (悦享星光（北京）科技有限公司) was recognized as a “high and new technology enterprise” by the Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau and Beijing Municipal Tax Service of State Taxation Administration and will be entitled to a preferential tax rate of 15%, subject to certain qualification criteria, from 2019 to 2022.

In December 2023, Glory Star Media (Beijing) Co., Ltd (耀世星辉（北京）传媒有限公司) was recognized as a “high and new technology enterprise” by the Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau and Beijing Municipal Tax Service of State Taxation Administration and will be entitled to a preferential tax rate of 15%, subject to certain qualification criteria, from 2023 to 2025.

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

In May 2022 and December 2022, Leshare Star (Beijing) Technology Co., Ltd.（悦享星光（北京）科技有限公司）was recognized as qualified high and new technology enterprise (“国家专精特新企业”) by National Ministry of Industry and Information Technology, National Ministry of Science and Technology, and will entitle it certain preferential treatments, subject to certain qualification criteria, from 2022 to 2025.

In April 2024, Glory Star Media (Beijing) Co., Ltd (耀世星辉（北京）传媒有限公司) was recognized as qualified high and new technology enterprise (“国家专精特新企业”) by National Ministry of Industry and Information Technology, National Ministry of Science and Technology, and will entitle it certain preferential treatments, subject to certain qualification criteria, from 2024 to 2027.

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

Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other PRC sourced passive income of non-resident enterprises. The Implementation Rules reduced the rate from 20% to 10%. The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the “beneficial owner” under the Arrangement. Notice on the Implementation of the Fifth Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, Notice on the Implementation of the Fourth Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (Announcement [2019] No.51 of the State Administration of Taxation), Announcement of the State Administration of Taxation on the Implementation of the Third Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, Announcement [2011] No.1 , Notice on the Implementation of the Second Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (Guo Shui Han [2008] No. 685) and Circular of the State Administration of Taxation on Interpreting and Implementing Some Clauses in the Arrangement between Mainland China and Hong Kong SAR concerning Avoiding Double Taxation and Preventing Tax Evasion on Income(Guo Shui Han [2007] No. 403), which was partially repealed on January 4, 2011 and August 27, 2015, have amended the Arrangement accordingly.

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

On March 17, 2023, we wrote off Shenzhen Leshare Investment Co.,Ltd. due to business adjustment.

The following diagram illustrates our corporate structure as of December 31, 2024. Unless otherwise indicated, equity interests depicted in this diagram are held 100%. The relationships between WFOE and Xing Cui Can, and WFOE and Horgos as illustrated in this diagram are governed by the VIE Contracts and do not constitute equity ownership.

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

Glory Star has transferred cash of approximately $10.0 million from the net proceeds from our underwritten public offering that we completed in February 2021, where an aggregate of 3,810,976 of our Class A Ordinary Shares, together with warrants to purchase 3,810,976 of our Class A Ordinary Shares, were offered and sold at a public offering price of $3.28 per share and associated warrant (the “Public Offering”) to the WFOE in the form of capital contributions. No cash has been transferred from the WFOE to the VIES, and the VIEs has not distributed any earnings or settled any amounts owed under the VIE Agreements.  If we, our subsidiaries and our VIEs plan to transfer more cash in the future, we expect such transfer to be through cash deposit or wire transfer.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if WFOE incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Contracts, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

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

D. Property, Plants and Equipment

Our principal executive office is located at 19F, Xinhua Technology Building, No. 8 Tuofangying Road, Jiangtai, Chaoyang District, Beijing, People’s Republic of China, which has approximately 985 square meters of office space. As of December 31, 2024, we also rent an additional four (4) facilities primarily used for office space. We lease a total of 1248.27 square meters of office space, including our principal executive office. We pay monthly rent of approximately $11,615.87 per month. We believe that our current offices are suitable and adequate to operate our business at this time. We do not own any real property.

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

Operating activities

In April 2023, we completed a major upgrade to our self-developed digital collection non-fungible tokens (“NFT”) application, CheerReal. The update is now available on both Android and iOS and comes with improved security, advanced technology, enhanced functionality, and a more user-friendly interface.

In July 2023, we launched CHEERS Telepathy, a groundbreaking artificial intelligence (AI) content creation platform that incorporates multimodal functions. Powered by the Company’s intelligent cloud-based service “Polaris”, CHEERS Telepathy offers a glimpse into the future of art, by providing a stable and reliable AI content creation experience that allows for unprecedented possibilities of art and creativity.

In February 2024, we launched the Year of the Dragon Edition of CHEERS Telepathy. This major upgrade included substantial advancements in model architecture, computing power, and content creation capabilities, including painting, text-to-image, image-to-image, commercial scenarios, dialogue, and long-form text generation.

In June 2024, we released CHEERS Telepathy 2.0. This version featured more advanced and complicated algorithms and models, more powerful application capacity, and more comprehensive AI interaction functionalities to improve user experience, as well as a richer, more diverse and authentic generation effect. As of September 2024, CHEERS Telepathy supports users in 12 countries and regions.

In December 2024, we released CHEERS Telepathy 2.5. This upgrade provided further technical and application advancements, integrating innovative AI tools for content creators.

In December 2023, our Beijing subsidiary was recognized as a National High-Tech Enterprise. In April 2024, our Beijing subsidiary was recognized as Specialized and Innovative Enterprise. The Company’s consecutive recognition as both National High-Tech Enterprise and Specialized and Innovative Enterprise specializing in advanced technologies underscores its leadership in technological innovation, robust market competitiveness, and dominant position within the media technology sector. These accolades highlight the Company’s ability to deliver cutting-edge, unique products through specialized expertise.

Financing and investing activities

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

On May 9, 2023, the Company closed private placements with two (2) accredited investors (the “Investors”). The Company issued an aggregate of 2,419,355 ordinary shares of the Company, par value $0.001, at a price per share of $24.80 for gross proceeds of $60,000,000.

On September 5, 2023, the Company closed private placements with two (2) accredited investors (the “Investors”). The Company issued an aggregate of 806,451 ordinary shares of the Company, par value approximately $0.001, at a price per share of $24.80 for gross proceeds of $20,000,000.

On November 1, 2023, the Company changed its legal name from Glory Star New Media Group Holdings Limited. to Cheer Holding, Inc. In connection with the name change, the Company also changed its trading symbol for its ordinary shares from “GSMG” to “CHR” while the Company’s public warrants continued to trade under the ticker symbol “GSMGW”.   Effective on November 9, 2023, the Company began on the open market under the new name and trading symbol. Our public warrants expired on 5:00 pm New York Time on February 14, 2025 and a Form 25 was filed by Nasdaq in connection with the removal of our public warrants from listing on the Nasdaq Stock Market LLC.

On September 9, 2024, the Company closed a Subscription Agreement (the “Subscription Agreement”) with Mr. Bing Zhang, the Company’s Chairman, Director, Chief Executive Officer and Chief Financial Officer. Pursuant to the Subscription Agreement, the Company agreed to issue and sell to Mr. Zhang an aggregate of 500,000 Class B Ordinary Shares of the Company, at par, for an aggregate purchase price of US$500, or US$0.001 per share (the “Share Purchase”).

On December 3, 2024, the Company announced that its board of directors (the “Board”) has authorized a $50 million repurchase program of its Class A Ordinary Shares over the next 36 months. As of the date of this annual report, no Class A ordinary shares have been repurchased by the Company.

Share Consolidation

On November 24, 2023, the Company effected a share consolidation at a ratio of one-for-tenth (10) ordinary shares with a par value of $0.0001 each in the Company’s issued and unissued share capital into one ordinary share with a par value of approximately $0.001 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company to be $20,200 divided into 20,000,000 ordinary shares of a par value of $0.001 each and 2,000,000 preferred shares of a par value of $0.0001 each.

Charter Amendment — Adoption of Dual-Class Share Structure

On September 4, 2024, the Company effected the increase of the Company’s authorized share capital as from US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each; to US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”) and 2,000,000 preferred shares of a par value of US$0.0001 each; by the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each. Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class, and each Class A Ordinary Share shall be entitled to one (1) vote and each Class B Ordinary Share shall be entitled to one hundred (100) votes. Class B Ordinary Shares are not convertible into Class A Ordinary Shares, and may be redeemed by the Company at par value at the option of the holder.

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

	For the Years Ended December 31,
	2024	2023	2022
Net revenues:
CHEERS App Internet Business	$135,796	$141,005	$144,045
Traditional Media Business	11,400	11,322	13,034
Total consolidated net revenues	$147,196	$152,327	$157,079
Operating income:
CHEERS App Internet Business	$25,218	$27,108	$24,510
Traditional Media Business	2,118	2,177	2,218
Total segment operating income	27,336	29,285	26,728
Unallocated item (1)	(1,744)	-	(2)
Total consolidated operating income	$25,592	$29,285	$26,726

*	The unallocated item for the years ended December 31, 2024, 2023 and 2022 presents the share-based compensation for employees, which is not allocated to segments.

A. Operating Results

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance. The numbers are expressed in U.S. dollars in thousands, except for percentages.

For the years ended December 31, 2024 and 2023 (In U.S. dollars in thousands)

	For the Years Ended December 31,
	2024		2023		Change
	$	%	$	%	$	%
Revenues	147,196	100.00	152,327	100.00	(5,131)	(3.37)
Operating expenses:
Cost of revenues	(39,388)	(26.76)	(39,549)	(25.96)	161	(0.41)
Selling and marketing	(75,289)	(51.15)	(76,200)	(50.02)	911	(1.20)
General and administrative	(3,499)	(2.38)	(5,658)	(3.71)	2,159	(38.16)
Research and development	(3,428)	(2.33)	(1,635)	(1.07)	(1,793)	109.66
Total operating expenses	(121,604)	(82.62)	(123,042)	(80.77)	1,438	(1.17)

Income from operations	25,592	17.38	29,285	19.23	(3,693)	(12.61)

Other income:
Interest income, net	262	0.18	3	0.00	259	8,633.33
Change in fair value of warrant liability	-	0.00	86	0.06	(86)	(100.00)
Other income, net	80	0.05	1,215	0.80	(1,135)	(93.42)
Total other income	342	0.23	1,304	0.86	(962)	(73.77)
Income before income taxes	25,934	17.61	30,589	20.08	(4,655)	(15.22)
Income tax benefit (expense)	34	0.02	(61)	(0.04)	95	(155.74)
Net income	25,968	17.63	30,528	20.04	(4,650)	(14.94)

Revenues

For the years ended December 31, 2024 and 2023, we primarily generated revenues from three revenue streams: advertising, copyright licensing, and CHEERS e-Mall market service. For the years ended December 31, 2024 and 2023, 98.0% and 97.9% of our revenues derived from advertising services.

Our revenues for the year ended December 31, 2024 were approximately $147.2 million, representing a decrease of approximately $5.1 million, or 3.37% from approximately $152.3 million for the year ended December 31, 2023. The decrease in revenues was mainly caused by a decrease of approximately $4.8 million in advertising revenues because our customers placed less advertising orders with us. Our customers adopted cost saving strategies due to downward trend of macroeconomic environment.

We expect to further expand our customers base with our efforts to enhance brand recognition and user traffic generation, leading to more exposure and high popularity of our Apps.

Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

Cost of revenues consists primarily of production cost of TV series, short stream video, live stream and network drama, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of our online game and shopping platform CHEERS App such as bandwidth cost and amortization of intangible assets. Our cost of revenues slightly decreased by approximately $0.1 million, or 0.41%, from approximately $39.5 million for the year ended December 31, 2023 to approximately $39.4 million for the year ended December 31, 2024. The change in cost of revenues was in line with the changes in revenues. However our gross margin decreased which was primarily due to decrease in the service fees charged to our advertising customers in the year of 2024. We expect to achieve a further increase in advertising revenues with our continuous investment in advertising business. However, it may take time to make further investments before we generate revenues.

Our sales and marketing expenses primarily consist of salaries and benefits of sales department, user acquisition expense, advertising fee, travelling expense and CHEERS e-Mall marketing expense. Our sales and marketing expenses decreased by approximately $0.9 million, to approximately $75.3 million for the year ended December 31, 2024 from approximately $76.2 million for the year ended December 31, 2023. The decrease was mainly caused by depreciation of RMB during the year ended December 31, 2024, leading to a lower USD amount in translation of revenues from RMB into USD. Without the impact of fluctuation of foreign exchange rates, our sales and marketing expenses for the year ended December 31, 2024 increased by approximately 0.41% as compared with the sales and marketing expenses for the same period of 2023.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management and bad debt provision expense for accounts receivable and professional service fees. Our general and administrative expenses decreased by approximately $2.2 million, to approximately $3.5 million for the year ended December 31, 2024 from approximately $5.7 million for the year ended December 31, 2023. The change was primarily caused by provision of expected credit losses against accounts receivable of approximately $2.1 million in the year of 2023, while we reversed the provision of $19,516 in the year of 2024.

Our research and development expenses consist primarily of salaries and benefits for our research and development department. Research and development expenses for the years ended December 31, 2024 and 2023 were approximately $3.4 million and approximately $1.6 million, respectively. Such increase was primarily due to the continued investment in the IT infrastructure, user-friendliness upgrades, and continual implementation on content driven strategies.

Income tax benefits (expense)

Income tax benefits for the year ended December 31, 2024 were approximately $34,000 because we recognized deferred tax benefits arising from allowance of prepayments. Income tax expenses for the year ended December 31, 2023 were approximately $61,000 because we reversed certain deferred tax assets arising from allowance for doubtful receivables as a result of collection of these receivables from our customers.

Net Income

As a result of the foregoing, we had a net income of approximately $26.0 million in the year ended December 31, 2024, as compared to a net income of approximately $30.5 million in the year ended December 31, 2023.

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

B. Liquidity and Capital Resources

As of December 31, 2024 and 2023, our principal sources of liquidity were cash and cash equivalents of approximately $197.7 million and $194.2 million, respectively. Working capital at December 31, 2024 was approximately $265.7 million. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantially all of our cash and cash equivalents as of December 31, 2024 were held in China, of which all are denominated in Renminbi (RMB). In addition, we are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and VIEs in China. As a result, our ability to pay dividends, if any, depends upon dividends paid by our wholly-owned subsidiaries. We do not anticipate to pay any dividends in the future as any net income earned will be reinvested in the Company. In addition, our WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our WFOE to business development and do not plan to request dividend distributions from the WFOE.

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

Cash Flows

The following table summarizes our cash flows for the years indicated. The numbers are expressed in U.S. dollars in thousands, except for percentages.

	For the Years Ended December 31, (In U.S. dollars in thousands)
	2024	2023	2022
Net cash provided by operating activities	$22,875	$42,174	$7,739
Net cash used in investing activities	(24,862)	(3)	(7,989)
Net cash provided by financing activities	10,551	82,021	508
Effect of exchange rate changes	(5,429)	(149)	(7,078)
Net increase (decrease) in cash and cash equivalents	3,135	124,043	(6,820)
Cash, cash equivalents and restricted cash, at beginning of year	194,525	70,482	77,302
Cash, cash equivalents and restricted cash, at end of year	$197,660	$194,525	$70,482

We primarily fund our operations from our net revenues, bank loans and equity financing through private placements. During the years ended December 31, 2022, our account receivables increased and we have had to supplement our cash flow. For the years ended December 31, 2024 and 2023, our accounts receivable decreased by approximately $4.1 million and $16.9 million, respectively. We intend to continue focusing on timelier collections of account receivable which should enhance our cash flows. We anticipate that the major capital expenditure in the near future is for the further enhancement of our CHEERS App. For the years ended December 31, 2024 and 2023, our prepayments and other current assets increased by approximately $0.5 million and $22.3 million, respectively, while for the year ended December 31, 2022, our prepayment and other current assets decreased by approximately $16.9 million. The changes were primarily caused by changes in prepayments to our vendors for customer acquisition.

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

Operating Activities

Net cash provided by operating activities was approximately $22.9 million for the year ended December 31, 2024. This consisted primarily of (i) net income of approximately $26.0 million adjusted for non-cash depreciation and amortization expense of approximately $3.8 million and share-based compensation expenses of approximately $1.7 million, and (ii) net changes in our operating assets and liabilities, principally consisting of a decrease of accounts receivable approximately $1.9 million because we improved collection from customers, a decrease of other tax payable of approximately $2.3 million with an increase of payment of value-added tax expenses, and an decrease of accounts payable of approximately $7.4 million because we improved payment process.

Net cash provided by operating activities was approximately $42.2 million for the year ended December 31, 2023. This consisted primarily of (i) net income of approximately $30.5 million adjusted for non-cash depreciation and amortization expense of approximately $3.4 million and provision of approximately $3.6 million against doubtful accounts, and (ii) net changes in our operating assets and liabilities, principally consisting of (a) a decrease of accounts receivable of approximately $15.2 million, which was because we improved collection from customers, (b) an increase of prepayments and other current assets in the amount of approximately $22.3 million because we increased our purchase of content production which required of prepayments, and (c) an increase of other tax payable of approximately $9.5  million, which increased in line with increase of revenues.

Net cash provided by operating activities was approximately $7.7 million for the year ended December 31, 2022. This consisted primarily of (i) net income of approximately $26.4 million, and (ii) net changes in our operating assets and liabilities, principally consisting of (a) a decrease of prepayment of approximately $16.9 million due to the decrease of the purchase of production content from third party and the increase of own produce content, and (b) an increase of accounts receivable in the amount of approximately $42.1 million as a result of the increased revenue.

Investing Activities

Net cash used in investing activities was approximately $24.9 million for the year ended December 31, 2024, which was primarily incurred for purchase of intangible assets of approximately $24.9 million.

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

Financing Activities

Net cash provided by financing activities was approximately $10.6 million for the year ended December 31, 2024, which was primarily attributable to capital contribution of approximately $5.5 million from shareholders and proceeds of approximately $12.5 million from short-term bank loans, partially offset by repayments of short-term bank loans of approximately $6.9 million and repayment of borrowings of approximately $0.5 million to a related party.

Net cash provided by financing activities was approximately $82.0 million for the year ended December 31, 2023, which was primarily attributable to proceeds of $80.0 million from issuance of ordinary shares in connection with a private placement, proceeds of approximately $4.7 million and $1.4 million, respectively, from short-term bank loans and long-term bank loans, borrowings of approximately $1.6 million from related parties, partially offset by repayments of short-term bank loans of $4.8 million.

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

Capital Expenditures

Our capital expenditures were approximately $24.9 million, $3,000 and $8.0 million for the years ended December 31, 2024, 2023 and 2022,  respectively. In these periods, our capital expenditures were mainly used to purchase property, equipment and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.

C. Research and development

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We compete aggressively for engineering talent and work closely with top IT firms through outsourcing to address challenges such as AI recommended search engine, block chain scoring e-mall, network games battle platform, data warehouse, social networking E-commence V3.0, video media warehouse. In the years ended December 31, 2024, 2023 and 2022, our research and development expenditures were approximately $3.4 million, $1.6 million and $1.3 million, respectively. In addition, intangible asset was approximately $40.5 million and $20.3 million as of December 31, 2024 and 2023, respectively. The increase in intangible assets was a result of the capitalization of research and development expenditures. We plan to continue investing in and improving our CHEERS App to further increase user friendliness, functionality and efficiency.

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

Name	Age	Position
Bing Zhang	57	Director (Chairman) ,Chief Executive Officer and interim Chief Finance Officer
Jia Lu	44	Director and Senior Vice President of Glory Star Media (Beijing) Co., Ltd.
Ke Chen	46	Independent Director
Zhihong Tan	57	Independent Director
Yong Li	55	Independent Director

The address and telephone number of each director and executive officer of the Company is: 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016 (Tel:+ 86-10-87700500).

The following is a brief biography of each of our executive officers and directors:

Mr. Bing Zhang became our chairman, director and chief executive officer in February 2020 upon the consummation of the Business Combination. Mr. Zhang has been the chairman of CHEER Group since 2019 and he also serves as the chief executive officer of Horgos and Xing Cui Can since 2016. Mr. Zhang has also served as interim chief financial officer since July 2022. From 2011 to 2016, Mr. Zhang was the Vice President of Trends Group as well as Chairman of Board of Directors and General Manager of Trends Star (Beijing) Cultural Media Co., Ltd. Mr. Bing Zhang holds an EMBA Degree of Tsinghua SEM and a Bachelor Degree of Hunan University.

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

B. Compensation

In 2024, we paid an aggregate of $1,286,076.20 in cash to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Equity Compensation Plan Information

On February 14, 2020, our board of directors approved our 2019 Equity Incentive Plan (“2019 Plan”), which was approved by our shareholders on December 23, 2019. The 2019 Plan allows for the award of stock and options, up to 373,259 Class A Ordinary Shares. No awards were granted to our executive officers and employees during the fiscal year ended December 31, 2023. Please see “Item 6. Directors, Senior Management And Employees—B. Compensation” for grant of shares to our executive officers. As of December 31, 2024, there are no Class A Ordinary Shares available for issuance under the 2019 Plan.

On July 15, 2024, our board of directors approved our 2024 Equity Incentive Plan (“2024 Plan”), which was approved by our shareholders on August 28, 2024. The 2024 Plan allows for the award of stock and options, up to 2,000,000 Class A Ordinary Shares. As of December 31, 2024, no awards have been issued under the 2024 Plan.

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

Compensation of Non-Executive Directors

We entered into respective independent director agreements with our independent directors, Messrs. Zhihong Tan, Yong Li and Ke Chen in connection with their appointments as independent directors of the Company. Pursuant to the independent director agreements, each independent director shall be entitled to a fee of $2,000 per month ($24,000 per year). In addition, we also granted each independent director 2,000 of our ordinary shares pursuant to the terms and conditions of a restricted stock award agreement pursuant to our 2019 Equity Incentive Plan. Each independent director is also entitled to reimbursement for-out of-pocket expenses incurred. In 2024, we paid an aggregate of $72,000 in cash to our independent directors and did not grant any restrictive stock units under our 2019 Plan or 2024 Plan to our independent directors.

Employment Agreements with Executive Officers

We entered into an Employment Agreement with our chief executive officer, Bing Zhang, effective December 20, 2019. Mr. Zhang is an “at-will” employee.

Glory Star Media (Beijing) Co., Ltd entered into an Employment Agreement with our Director and its Senior Vice President, Jia Lu, effective December 20, 2019. Mr. Lu is an “at-will” employee.

There were no performance based cash bonuses paid for years ended December 31, 2024 and 2023. For the year ended December 31, 2024, no awards were granted to our executive officers under the 2019 Plan or 2024 Plan.

C. Board Practices

Board of Directors

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office for Class I directors, consisting of Messrs. Jia Lu and Zhihong Tan, will expire at the 2026 annual meeting. The term of office of the Class II directors, consisting of Messrs. Yong Li and Bing Zhang, unless re-elected will expire at the 2027 annual meeting, and the term of office of the Class III directors, consisting of Mr. Ke Chen will expire at the 2025 annual meeting.

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

Special Committee

We have established a special committee of the board of directors, which consists of Messrs. Zhihong Tan and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Chen is the Chairperson of the special committee. The purpose of the special committee is to review and consider the terms and conditions of the Merger Agreement, the Plan of Merger, and the transactions contemplated by the Merger Agreement, including the Going Private Transaction. The Going Private Transaction was terminated on April 7, 2023.

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

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our Audit Committee Charter, Nominating Committee Charter and Compensation Committee Charter with the SEC and have made it available on our website at http://ir.gsmg.co. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. Requests for a copy of the Code of Ethics may be made by writing to the Company at Cheer Holding, Inc., 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China.

D. Employees

As of December 31, 2024, we had 122 full-time employees. The table below sets forth a breakdown of the numbers of employees by functions as of December 31, 2024:

Department	Headcount	Percentage of Total
Human Resource and General Management Department	6	4.9%
Financial Management Department	8	6.6%
Business Development and Securities Department	1	0.8%
Public and Investor Relations Department	2	1.6%
Information Technology and Research Department	30	24.6%
Integrated Content Marketing Department	25	20.5%
CHEERS Platform and e-Mall Department	50	41.0%
Total	122	100.00%

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The calculations in the table below are based on 11,635,568 Class A Ordinary Shares and 500,000 Class B Ordinary Shares outstanding as of March 5, 2025.

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

	Class A Ordinary Shares	Percentage of Beneficial Ownership of Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership of Class B Ordinary Shares	Percentage of Aggregate Voting Power**
Name and Address of Beneficial Owner	Number	%	Number	%	%
Directors and Officers
Bing Zhang(2)	1,971,287	16.9%	500,000	100.0%	84.3%
Jia Lu(3)	655,429	5.6%	-	-	1.1%
Ke Chen	200	*	-	-	*
Zhihong Tan	200	*	-	-	*
Yong Li	200	*	-	-	*
All directors and executive officers as a group (five individuals):	2,627,316	22.6%	500,000	100.0%	85.4%

Happy Starlight Limited(2)	1,895,287	16.3%	-	-	3.1%
Enjoy Starlight Limited(3)	655,412	5.6%	-	-	1.1%
Shah Capital Management(4)	1,614,921	13.9%	-	-	2.6%
Shah Capital Opportunity Fund LP(4)	1,614,921	13.9%	-	-	2.6%
Himanshu H. Shah(4)	1,614,921	13.9%	-	-	2.6%
Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd.(5)	2,016,129	17.3%	-	-	3.3%

*	Less than 1%

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares voting together as a single class. Each holder of our Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 100 votes per share. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class A and Class B Ordinary Shares are not convertible.

(1)	Unless otherwise indicated, the business address of each of the individuals is 19th Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying Road, Chaoyang District, Beijing, China.

(2)	Mr. Bing Zhang is our chairman, chief executive officer and interim chief financial officer. Mr. Zhang is also the sole shareholder and director of Happy Starlight Limited.

(3)	Mr. Jia Lu is our director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Mr. Lu is also the sole shareholder and director of Enjoy Starlight Limited.

(4)	Mr. Himanshu H. Shah is the president and chief investment officer of Shah Capital Management, Inc., which serves as the investment adviser to Shah Capital Opportunity Fund LP, of which Mr. Shah is also its managing member. According to the Form 13G/A jointly filed by Mr. Shah, Shah Capital Opportunity Fund LP and Shah Capital Management (Collectively, “Reporting Persons”) with the SEC on April 21, 2023, the amount of shares the Reporting Person beneficially owned was 1,614,921.00. As such, Mr. Shah has shared voting and dispositive control over such securities and may be deemed the beneficial owner of 1,614,921 shares.

(5)	Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd. (“ZSDX”) is a corporation with limited liability organized under the laws of the People’s Republic of China. The principal office for ZSDX is located at 6F Building 4, Wangjing Street, Chaoyang District, Beijing, China 100020. According to the Form 13D filed by ZSDX with the SEC on May 19, 2023, the amount of shares ZSDX beneficially owned was 2,016,129.

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

Except as otherwise disclosed below or referenced in this annual report, there were no related party transaction in 2023 and 2024.

Entry into Subscription Agreement for Class B Ordinary Shares

On September 9, 2024, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Mr. Bing Zhang, the Company’s Chairman, Director, Chief Executive Officer and Chief Financial Officer. Pursuant to the Subscription Agreement, the Company agreed to issue and sell to Mr. Zhang an aggregate of 500,000 Class B Ordinary Shares of the Company, at par, for an aggregate purchase price of US$500, or US$0.001 per share (the “Share Purchase”). The closing of the Share Purchase occurred on September 9, 2024.

Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class, and each Class A Ordinary Share shall be entitled to one (1) vote and each Class B Ordinary Share shall be entitled to one hundred (100) votes. Class B Ordinary Shares are not convertible into Class A Ordinary Shares, and may be redeemed by the Company at par value at the option of the holder.

The Share Purchase was approved by the Company’s shareholders on August 28, 2024, and authorized and approved by the Board on September 4, 2024. The Share Purchase is intended to support the Company’s management team’s ability to implement a sustainable development strategy to fully integrate the Company’s multi-platform portfolio to become one of the most innovative internet companies in China. This structure will assist in the continuity of management in order to implement its short- and long-term business plan without being distracted by external financial market factors which, many times, are out of management’s control.

The Class B Ordinary Shares have not been registered under the Securities Act of 1933, as amended (“Securities Act”), and may not be offered or sold in the United States absent a registration statement or exemption from registration. The Class B Ordinary Shares issued in connection with the Subscription Agreement are exempt from the registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act.

Amounts Due to Chairman

As of December 31, 2024, the Company had amount of $1.1 million due to Mr. Bing Zhang, the Chairman of the Company’s board of directors and Chief Executive Officer. The balance represented interest free borrowings from Mr. Zhang. The borrowings were repayable on demand and did not require of guarantees or pledges from the Company.

Loan Guarantee

In January 2025, the Company borrowed approximately $0.7 million (equivalent to RMB 5 million) from Huaxia Bank. The bank borrowing was guaranteed by Beijing Zhongguancun Technology Financing Guarantee Co., LTD, and Mr. Bing Zhang, the Company’s Chief Executive Officer and Chairman.

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

On or about December 18, 2023, Mr. Kevin Lu filed a lawsuit against the Company in New York State Court asserting two causes of action: (i) aiding and abetting breach of fiduciary duties and (ii) negligence and gross negligence. His claims arise from the Company’s consideration and eventual termination of the Going Private Transaction. We removed the litigation to federal court. On September 11, 2024, the Court granted our motion to dismiss, concluding that Mr. Lu’s claims should be entertained in a court in the Cayman Islands. In October 2024, Mr. Lu filed an amended complaint to assert violations of U.S. securities laws in connection with securities filings related to the Going Private Transaction. In addition to the Company, Mr. Lu has also named in his amended complaint two related corporate entities, Chairman Bing Zhang and Ke Chen, an independent director of the Company. The Company’s motion to dismiss the amended complaint is pending. The case is in its early stages and our management believes it is premature to assess and predict the outcome of this litigation.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Share is listed on the Nasdaq Capital Market under the symbol “CHR.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Share is listed on the Nasdaq Capital Market under the symbol “CHR.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Third Amended and Restated Memorandum of Association incorporated by reference to Exhibit 3.1 to the Form 6-K filed with the Commission on September 10, 2024.

C. Material Contracts

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

On September 9, 2024, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Mr. Bing Zhang, the Company’s Chairman, Director, Chief Executive Officer and Chief Financial Officer. Pursuant to the Subscription Agreement, the Company agreed to issue and sell to Mr. Zhang an aggregate of 500,000 Class B Ordinary Shares of the Company, at par, for an aggregate purchase price of US$500, or US$0.001 per share (the “Share Purchase”). The closing of the Share Purchase occurred on September 9, 2024. The Share Purchase was approved by the Company’s shareholders on August 28, 2024, and authorized and approved by the Board on September 4, 2024. The Share Purchase is intended to support the Company’s management team’s ability to implement a sustainable development strategy to fully integrate the Company’s multi-platform portfolio to become one of the most innovative internet companies in China. This structure will assist in the continuity of management in order to implement its short- and long-term business plan without being distracted by external financial market factors which, many times, are out of management’s control.

The Class B Ordinary Shares have not been registered under the Securities Act of 1933, as amended (“Securities Act”), and may not be offered or sold in the United States absent a registration statement or exemption from registration. The Class B Ordinary Shares issued in connection with the Subscription Agreement are exempt from the registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this Annual Report on Form 20-F on our website at http://ir.gsmg.co. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

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

Concentration Risk

The Company has a concentration of its revenues and receivables with specific customers. For the year ended December 31, 2024, five customers accounted for 24%, 21%, 16%, 15% and 11% of the Company’s total revenue, respectively. For the year ended December 31, 2023, four customers accounted for 25%, 17%, 13% and 12% of the Company’s total revenue, respectively. For the year ended December 31, 2022, four customers accounted for 21%, 18%, 18% and 15% of the Company’s total revenue, respectively.

As of December 31, 2024, four customers accounted for 24%, 22%, 16% and 13% of the net accounts receivable balance, respectively. As of December 31, 2023, six customers accounted for 23%, 16%, 15% 14% 12% and 11% of the net accounts receivable balance, respectively.

As of December 31, 2024, three vendors accounted for 53%, 27% and 11% of the accounts payable, respectively. As of December 31, 2023, four vendors accounted for 50%, 21%, 12% and 11% of the accounts payable, respectively.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In May 2024, we filed a registration statement on Form F-3, as amended (File Number 333-279221), which was declared effective on September 12, 2024, to offer Class A Ordinary Shares, preferred shares, debt securities, warrants, units consisting of Class A Ordinary Shares, preferred shares, debt securities or warrants, or any other combination of these securities at an aggregate offering price of up to $200,000,000. We intend to use the net proceeds from such offerings in the manner as disclosed in our registration statement on Form F-3, as amended (File Number 333-279221).

On September 4, 2024, our board of directors authorized and approved the amendment and restatement of the Second Amended and Restated Memorandum and Articles of Association of the Company by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the “MAA”) to effect the increase of the Company’s authorized share capital as from US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each; to US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”) and 2,000,000 preferred shares of a par value of US$0.0001 each; by the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each with the rights attaching to such shares as set out in the MAA (the “Charter Amendment”). Pursuant to the Charter Amendment:

●	Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders;

●	Each Class A Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Issuer, and each Class B Ordinary Share shall be entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Issuer;

●	Upon winding up of the Issuer, holders of Class A Ordinary Shares shall be entitled to participate in the surplus assets of the Issuer, and holders of Class B Ordinary Shares shall only be entitled to repayment of capital;

●	In terms of dividends, holders of Class A Ordinary Shares shall be entitled the right to receive dividend, and holders of Class B Ordinary Shares shall not be entitled to any dividends;

●	As to redemption, a Class B Share may be redeemed at par value at the option of the holder; and

●	Class A Ordinary Shares and Class B Ordinary Shares are not convertible.

The Charter Amendment was approved by our shareholders on August 28, 2024.

On September 9, 2024, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Mr. Bing Zhang, the Company’s Chairman, Director, Chief Executive Officer and Chief Financial Officer. Pursuant to the Subscription Agreement, the Company agreed to issue and sell to Mr. Zhang an aggregate of 500,000 Class B Ordinary Shares of the Company, at par, for an aggregate purchase price of US$500, or US$0.001 per share (the “Share Purchase”). The closing of the Share Purchase occurred on September 9, 2024.

Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class, and each Class A Share shall be entitled to one (1) vote and each Class B Share shall be entitled to one hundred (100) votes. Class B Ordinary Shares are not convertible into Class A Ordinary Shares, and may be redeemed by the Company at par value at the option of the holder.

The Share Purchase was approved by the Company’s shareholders on August 28, 2024, and authorized and approved by our board of directors on September 4, 2024. The Share Purchase is intended to support our management team’s ability to implement a sustainable development strategy to fully integrate the Company’s multi-platform portfolio to become one of the most innovative internet companies in China. This structure will assist in the continuity of management in order to implement its short- and long-term business plan without being distracted by external financial market factors which, many times, are out of management’s control.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weakness described below, as of December 31, 2024, our disclosure controls and procedures were not effective. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2024, we identified a material weakness related to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”), (ii) SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, and (iii) a lack of separation of duties. We currently do not have a Chief Financial Officer, and Mr. Bing Zhang, our Chairman and Chief Executive Officer, has assumed responsibility for our principal financial and accounting functions. Until we are able to engage a qualified financial officer, and/or engage additional qualified financial reporting and accounting personnel, we may continue to experience material weaknesses in our disclosure controls.

Because of the material weaknesses described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm. We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on December 31, 2023. However, since our public float was not over $75 million as of June 30, 2024, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2024.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, a material weakness described above was identified in our internal control over financial reporting as of December 31, 2024. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

To remedy our identified material weakness in connection with preparation of our consolidated financial statements, we try to adopt several measures to improve our internal control over financial reporting, including (i) hiring additional accounting personnel with experience in U.S. GAAP and SEC reporting requirements, (ii) providing more regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics; and (iii) searching to hire a chief financial officer with experience in U.S. GAAP and SEC Reporting requirements.

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

Item 16. [RESERVED]

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

Item 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our Audit Committee Charter, Nominating Committee Charter and Compensation Committee Charter with the SEC and have made it available on our website at http://ir.gsmg.co. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. Requests for a copy of the Code of Ethics may be made by writing to the Company at Cheer Holding, Inc., 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended December 31,
	2023	2024
	(in thousands of U.S. Dollars)
Audit Fees(1)	$250	$225
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$250	$225

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with the issuance of the consent letter for our S-8 and F-3 filings with SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Enrome LLP, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 2, 2024, our Board approved a share repurchase program authorizing a repurchase of up to $50 million of our Class A Ordinary Shares over the 36 months that follows (the “Share Repurchase Program”). Repurchases under the Share Repurchase Program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing and method of repurchases, and the exact number of Class A Ordinary Shares to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The Share Repurchase Program may be suspended, adjusted, or discontinued at any time. As of the date of this annual report, no Class A Ordinary Shares have been repurchased under the program.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective December 13, 2024, we dismissed our former auditors Assentsure PAC (“Assentsure”) and appointed Enrome LLP as the successor auditor. In connection therewith, we provided that during Assentsure’s term of audit engagement from August 9, 2021 to December 13, 2024, there were no disagreements with Assentsure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Assentsure’s satisfaction, would have caused Assentsure to make reference in connection with its opinion to the subject matter of the disagreement. During the years ended December 31, 2022 and 2023, and through December 13, 2024 there have been no reportable events requiring disclosures, as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq Capital Market.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Cheer Holding, Inc., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Notice and Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed with the Commission on September 10, 2024).
1.2	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the Commission on February 21, 2020).
1.3	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.1 to the Form 6-K filed with the Commission on November 8, 2023).
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
2.2*	Description of Securities
4.1	Share Exchange Agreement, dated as of September 6, 2019 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with Commission on September 12, 2019)
4.2	Offer To Purchase for Cash by TKK Symphony Acquisition Corporation (incorporation by reference to Exhibit 99.1.(a)(1)(D) to Schedule TO, as amended, filed with the Commission on February 19, 2020)
4.3	Amendment to the Share Exchange Agreement, dated December 29, 2020 (incorporated by reference to Exhibit 99.1 to Form 6-K, filed with the Commission on December 30, 2020)
4.4	Technical Service Contract, dated January 2019, by and between Leshare Star (Beijing) Technology Co., Ltd. and Beijing Xiaomi [Little Bee] Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 to Form 8-K, filed with the Commission on February 21, 2020)
4.5	Annual Framework Contract for Video Production, dated October 31, 2019, by and between Guangxi JD Xinjie E-commerce Co., Ltd. and Leshare Star (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 to Form 8-K, filed with the Commission on February 21, 2020)
4.6	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 to Form S-1/A, filed with the Commission on August 6, 2018)
4.7+	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to Form 10-K, filed with the Commission on March 31, 2020)
4.8+	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on March 17, 2020)
4.9+	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on March 17, 2020)
4.10+	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to Form 10-K, filed with the Commission on March 31, 2020)
4.11	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on April 23, 2020)
4.12+	Form of Restricted Stock Bonus Grant Notice and Agreement under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on June 1, 2020)
4.13	Amendment No. 1 to the Cheer Holding, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on June 1, 2020)
4.14	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on February 23, 2021)
4.15	Form of Underwriter Warrant (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the Commission on February 23, 2021)

4.16	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on August 26, 2021)
4.17	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the Commission on August 26, 2021)
4.18	Form of Share Subscription Agreement dated April 18, 2023 (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on April 18, 2023)
4.19	Form of Share Subscription Agreement dated August 16, 2023 (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on August 16, 2023)
4.20*+	2024 Equity Incentive Plan
4.21	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on September 10, 2024)
8.1*	Subsidiaries
11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
11.2*	Insider Trading Policy
12.1*	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.
13.1*	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.**
15.1*	Consent of Assentsure PAC
15.2*	Consent of Enrome LLP
15.3*	Consent of Jingtian & Gongcheng
97+	Clawback Policy (incorporated by reference to Exhibit 97 to the Company’s Form 20-F filed with the Commission on March 14, 2024)
101.INS	Inline XBRL Instance Document (*)
101.SCH	Inline XBRL Taxonomy Extension Schema (*)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (*)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (*)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (*)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (*)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (*)

*	Filed herewith.

**	Furnished herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Date: March 10, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Cheer Holding, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cheer Holding, Inc. and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Enrome LLP

Singapore

March 10, 2025

We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Cheer Holding, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheer Holding, Inc. and its subsidiaries (collectively, the “Company”, formerly known as “Glory Star New Media Group Holdings Limited”) as of December 31, 2023, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

/s/ Assentsure PAC.

We have served as the Company’s auditor since 2021

Singapore

March 14, 2024
PCAOB ID Number 6783

CHEER HOLDING, INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$197,660	$194,227
Restricted cash	-	298
Accounts receivable, net	77,074	81,170
Prepayment and other current assets, net	30,834	31,179
Total current assets	305,568	306,874

Property, plant and equipment, net	33	85
Intangible assets, net	40,531	20,255
Deferred tax assets	72	41
Unamortized produced content, net	16	-
Right-of-use assets	371	377
Total non-current assets	41,023	20,758
TOTAL ASSETS	$346,591	$327,632

Liabilities and Shareholders’Equity
Current liabilities:
Short-term bank loans	$9,590	$4,216
Accounts payable	2,039	9,599
Contract liabilities	27	130
Accrued liabilities and other payables	1,941	3,764
Due to related parties	1,100	-
Other taxes payable	25,095	28,178
Lease liabilities current	109	330
Total current liabilities	39,901	46,217

Long-term bank loan	1,370	1,408
Lease liabilities non-current	250	-
Total non-current liabilities	1,620	1,408
TOTAL LIABILITIES	$41,521	$47,625

Shareholders’ Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 shares authorized as of December 31, 2024 and 2023; nil and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively)	$-	$-
Class A Ordinary shares (par value of $0.001 per share; 200,000,000 shares authorized as of December 31, 2024 and 2023; 10,285,568 and 10,070,012 shares issued and outstanding as of December 31, 2024 and 2023, respectively)*	10	10
Class B Ordinary shares (par value of $0.001 per share; 500,000 shares and nil shares authorized as of December 31, 2024 and 2023; 500,000 and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively)	-	-
Additional paid-in capital	113,485	106,215
Statutory reserve	1,411	1,411
Retained earnings	207,128	181,162
Accumulated other comprehensive loss	(17,041)	(8,869)
TOTAL CHEER HOLDING, INC SHAREHOLDERS’ EQUITY	304,993	279,929
Non-controlling interest	77	78
TOTAL SHAREHOLDERS’ EQUITY	305,070	280,007
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$346,591	$327,632

*	The shares and per share information are presented on a retroactive basis to reflect the reclassification of Class A and Class B ordinary shares (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

CHEER HOLDING, INC.

CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2024	2023	2022

Revenues	$147,196	$152,327	$157,079

Operating expenses:
Cost of revenues	(39,388)	(39,549)	(40,580)
Selling and marketing	(75,289)	(76,200)	(82,534)
General and administrative	(3,499)	(5,658)	(5,908)
Research and development	(3,428)	(1,635)	(1,331)
Total operating expenses	(121,604)	(123,042)	(130,353)

Income from operations	25,592	29,285	26,726

Other income (expenses):
Interest income (expense), net	262	3	(93)
Change in fair value of warrant liability	-	86	(62)
Other income, net	80	1,215	282
Total other income	342	1,304	127

Income before income tax	25,934	30,589	26,853
Income tax benefit (expense)	34	(61)	(413)
Net income	25,968	30,528	26,440
Less: net gain (loss) attributable to non-controlling interest	2	51	(450)
Net income attributable to Cheer Holding, Inc.’s shareholders	$25,966	$30,477	$26,890

Other comprehensive loss
Unrealized foreign currency translation loss	(8,175)	(2,233)	(13,357)
Comprehensive income	17,793	28,295	13,083
Less: comprehensive (loss) gain attributable to non-controlling interests	(1)	3	(478)
Comprehensive income attributable to Cheer Holding, Inc.’s shareholders	$17,794	$28,292	$13,561

Earnings per ordinary share
Basic and dilutive	$2.51	$3.53	$3.95

Weighted average shares used in calculating earnings per ordinary share
Basic and dilutive	10,327,198	8,637,504	6,812,387

The accompanying notes are an integral part of these consolidated financial statements.

CHEER HOLDING, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Cheer Holding, Inc.’s Shareholders
	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Retained	Statutory	Accumulated other comprehensive (loss)	Total Cheer Holding, Inc.s’ shareholder’	Non-controlling	Total Shareholders’
	Shares*	Amount	Shares	Amount	capital	earnings	reserve	gain	equity	interests	Equity
Balance as of December 31, 2021	6,812,240	7	-	-	25,629	123,982	1,224	8,069	158,911	553	159,464
Contribution from shareholder	-	-	-	-	500	-	-	-	500	-	500
Shares based compensation granted to employees	200	-	-	-	2	-	-	-	2	-	2
Issuance of shares through private placement	-	-	-	-	878	-	-	-	878	-	878
Appropriation to statutory reserve	-	-	-	-	-	(187)	187	-	-	-	-
Net income	-	-	-	-	-	26,890	-	-	26,890	(450)	26,440
Foreign currency translation adjustment	-	-	-	-	-	-	-	(14,753)	(14,753)	(28)	(14,781)
Balance as of December 31, 2022	6,812,440	7	-	-	27,009	150,685	1,411	(6,684)	172,428	75	172,503
Withdrawal of contribution from shareholder	-	-	-	-	(791)	-	-	-	(791)	-	(791)
Issuance of shares through private placement	3,225,806	3	-	-	79,997	-	-	-	80,000	-	80,000
Issuance of shares due to roundup of fractional shares in share consolidation	31,766	-	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	30,477	-	-	30,477	51	30,528
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,185)	(2,185)	(48)	(2,233)
Balance as of December 31, 2023	10,070,012	10	-	-	106,215	181,162	1,411	(8,869)	279,929	78	280,007
Capital contribution from shareholders	-	-	-	-	5,525	-	-	-	5,525	-	5,525
Share-based compensation**	231,909	0	500,000	0	1,745	-	-	-	1,745	-	1,745
Cancellation of shares due to roundup of fractional shares in share* consolidation*	(16,353)	(0)	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	25,966	-	-	25,966	2	25,968
Foreign currency translation adjustment	-	-	-	-	-	-	-	(8,172)	(8,172)	(3)	(8,175)
Balance as of December 31, 2024	10,285,568	10	500,000	0	113,485	207,128	1,411	(17,041)	304,993	77	305,070

*	The shares and per share information are presented on a retroactive basis to reflect the reclassification of Class A and Class B ordinary shares (Note 1).
**	The amount of Class A Ordinary Shares issued for share-based compensation and the amount of Class A Ordinary Shares cancelled were below 1,000. The amount of Class B Ordinary Shares issued to a shareholder was below 1,000

The accompanying notes are an integral part of these consolidated financial statements.

CHEER HOLDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Years Ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,968	$30,528	$26,440
Adjustments to reconcile net income to net cash provided by operating activities:
(Reversal of provision) provision for doubtful accounts	(20)	2,096	440
Provision for unamortized produced content	-	112	770
Depreciation and amortization	3,781	3,385	2,884
Amortization of right-of-use assets	41	394	454
Loss from early termination of right-of-use assets	15	-	-
Deferred income tax (benefits) expense	(33)	63	(53)
Share based compensation for employees	1,745	-	-
Share based compensation for non-employees	-	-	391
Written off of property and equipment	2	2	-
Amortization of loan origination fees	10	16	76
Change in fair value of warrant liability	-	(86)	62
Income from waive of other payables	(156)	-	-
Changes in assets and liabilities
Accounts receivable	1,924	15,205	(42,105)
Prepayment and other current assets	(514)	(22,270)	16,872
Unamortized produced content	(16)	682	170
Accounts payable	(7,402)	3,325	(5,576)
Contract liabilities	(101)	(14)	(356)
Accrued liabilities and other payables	-	(370)	565
Other taxes payable	(2,347)	9,477	7,346
Lease liabilities	(22)	(371)	(641)
Net cash provided by operating activities	22,875	42,174	7,739

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1)	(3)	(25)
Purchase of intangible assets	(24,861)	-	-
Prepayments for acquisition of intangible assets	-	-	(7,964)
Net cash used in investing activities	(24,862)	(3)	(7,989)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	12,507	4,660	6,096
Repayments of short-term bank loans	(6,949)	(4,802)	(6,244)
Proceeds from long-term bank loans	-	1,412	-
Payment of loan origination fees	(32)	(58)	(87)
Contribution (withdrawal of) from shareholders	5,525	(791)	743
Borrowings from related parties	-	1,600	-
Repayments to related parties	(500)	-	-
Proceeds from issuance of ordinary shares in connection with a private placement	-	80,000	-
Net cash provided by financing activities	10,551	82,021	508

Effect of exchange rate changes	(5,429)	(149)	(7,078)

Net increase (decrease) in cash and cash equivalents	3,135	124,043	(6,820)
Cash, cash equivalents and restricted cash, at beginning of year	194,525	70,482	77,302
Cash, cash equivalents and restricted cash, at end of year	$197,660	$194,525	$70,482

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$325	$271	$247
Income tax paid	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Acquisition of intangible assets from prepayments	$4,464	$4,464	$-
Right-of-use assets obtained in exchange for operating lease liabilities	$385	$-	$-

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$197,660	$194,227
Restricted cash	-	298
	$197,660	$194,525

The accompanying notes are an integral part of these consolidated financial statements.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Cheer Holding, Inc. (“CHR” or the “Company”) is an exempted company incorporated on November 30, 2018, under the laws of the Cayman Islands. Glory Star, through its subsidiaries, the VIE and the VIE’s subsidiaries, provides advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China.

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

As of December 31, 2024, the Company’s subsidiaries, the VIEs and the VIE’s subsidiaries  were as the following:

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

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

On September 4, 2024, the Company effected the increase of the Company’s authorized share capital as from US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each; to US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”) and 2,000,000 preferred shares of a par value of US$0.0001 each; by the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each. Class A Shares and Class B Shares shall at all times vote together as one class, and each Class A Share shall be entitled to one (1) vote and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares, and may be redeemed by the Company at par value at the option of the holder.

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

CHEER HOLDING, INC.

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

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue and net income presented on consolidated statements of income and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statements of cash flows are substantially the financial position, operation and cash flow of the Company’s VIEs and subsidiaries of VIEs. The Company has not provided any financial support to VIEs for the years ended December 31, 2024, 2023 and 2022. The following financial statements amounts and balances of the VIEs and VIEs’ subsidiaries were included in the consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023and 2022:

	December 31, 2024	December 31, 2023
Total assets	$338,591	$324,019
Total liabilities	$137,430	$146,188

	For the Years Ended December 31,
	2024	2023	2022

Total revenues	$147,196	$152,327	$157,225
Net income	$28,220	$31,126	$27,562

Net cash provided by operating activities	$23,766	$42,044	$11,650
Net cash used in investing activities	$(24,862)	$(3)	$(7,989)
Net cash provided by financing activities	$5,558	$83,062	$508

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

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the Hong Kong-registered entities, and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

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

Restricted cash

Restricted cash represents cash or cash equivalents at banks subject to withdrawal restrictions. As of December 31, 2023, the Company had restricted cash in bank accounts in the amount of $298, which were frozen by a local court. As of December 31, 2024, the Company had no restricted cash in the bank accounts.

CHEER HOLDING, INC.

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

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the years ended December 31, 2024, 2023 and 2022, $26,808, $25,514, $128 were amortized to the cost of sales, respectively. For the years ended December 31, 2024, 2023 and 2022, the Company provided impairment of nil, $112 and $770 against unamortized production cost, respectively.

CHEER HOLDING, INC.

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

Impairment of long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2024, 2023 and 2022.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2024 and 2023.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liabilities

Contract liabilities amounted to $27 and $130 at December 31, 2024 and 2023, respectively, which represent advance payment received from our customers for goods or services that had not yet been provided.

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

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, to recognize revenues. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

CHEER HOLDING, INC.

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

CHEER HOLDING, INC.

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

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition (cont.)

The following table identifies the disaggregation of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the Years Ended December 31,
	2024	2023	2022
Category of Revenue:
Advertising revenue	$144,290	$149,046	$152,086
Copyrights revenue	2,615	3,035	4,217
CHEERS e-Mall marketplace service revenue	207	232	306
Other revenue	84	14	470
Total	147,196	152,327	157,079

Timing of Revenue Recognition:
Services transferred over time	146,905	152,081	156,303
Services transferred at a point in time	207	232	306
Goods transferred at a point in time	84	14	470
Total	$147,196	$152,327	$157,079

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

Cost of revenues

Cost of revenues consists primarily of production cost of TV series, short stream video and live streaming, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of the Company’s online game and shopping platform CHEERS App such as bandwidth cost and amortization of intangible assets.

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

CHEER HOLDING, INC.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2024 and 2023.

The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 (approximately $14,100). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. As of December 31, 2024, the tax years ended December 31, 2020 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended December 31, 2024, 2023 and 2022.

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

CHEER HOLDING, INC.

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

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $68,500) for each financial institution. The Company’s total unprotected cash held in bank amounted to approximately $196,652 and $194,081 as of December 31, 2024 and 2023, respectively. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended December 31, 2024, five customers accounted for 24%, 21%, 16%, 15% and 11% of the Company’s total revenue, respectively. For the year ended December 31, 2023, four customers accounted for 25%, 17%, 13% and 12% of the Company’s total revenue, respectively. For the year ended December 31, 2022, four customers accounted for 21%, 18%, 18% and 15% of the Company’s total revenue, respectively.

As of December 31, 2024, four customers accounted for 24%, 22%, 16% and 13% of the net accounts receivable balance, respectively. As of December 31, 2023, six customers accounted for 23%, 16%, 15% 14% 12% and 11% of the net accounts receivable balance, respectively.

As of December 31, 2024, three vendors accounted for 53%, 27% and 11% of the accounts payable, respectively. As of December 31, 2023, four vendors accounted for 50%, 21%, 12% and 11% of the accounts payable, respectively.

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

The consolidated balance sheet amounts, with the exception of equity, at December 31, 2024 and 2023 were translated at RMB 7.2993 to $1.00 and RMB 7.0999 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of income and cash flows for the years ended December 31, 2024, 2023 and 2022 were RMB 7.1957 to $1.00, RMB 7.0809 to $1.00, and RMB 6.7261 to $1.00, respectively.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

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

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. ACCOUNTS RECEIVABLE, NET

As of December 31, 2024 and 2023, accounts receivable consisted of the following:

	December 31, 2024	December 31, 2023
Accounts receivable	$77,853	$81,990
Less: allowance for expected credit losses	(779)	(820)
Accounts receivables, net	$77,074	$81,170

For the years ended December 31, 2024, 2023 and 2022, the movement of allowance for expected credit losses is as the following:

	For the Years Ended December 31,
	2024	2023	2022
Opening balance	$820	$1,006	$635
(Reversal of provision) provision for expected credit losses	(20)	(167)	440
Foreign exchange adjustment	(21)	(19)	(69)
Ending balance	$779	$820	$1,006

4. PREPAYMENT AND OTHER CURRENT ASSETS, NET

As of December 31, 2024 and 2023, prepayment and other current assets consisted of the following:

	December 31, 2024	December 31, 2023
Advances to vendors	$32,907	$33,295
Staff advance	85	98
Others	38	43
Subtotal	33,030	33,436
Less: allowance for doubtful accounts	(2,196)	(2,257)
Prepayment and other assets, net	$30,834	$31,179

For the years ended December 31, 2024, 2023 and 2022, the movement of allowance for expected credit losses is as the following:

	For the Years Ended December 31,
	2024	2023	2022
Opening balance	$2,257	$-	$-
Provision for expected credit losses	-	2,263	-
Foreign exchange adjustment	(61)	(6)	-
Ending balance	$2,196	$2,257	$-

5. PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2024 and 2023, property, plant and equipment consisted of the following:

	December 31, 2024	December 31, 2023
Electronic equipment	$767	$820
Office equipment and furniture	68	70
Leasehold improvement	177	182
	1,012	1,072
Less: accumulated depreciation	(979)	(987)
	$33	$85

For the years ended December 31, 2024, 2023 and 2022, depreciation expense amounted to $50, $74 and $90, respectively.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

6. INTANGIBLE ASSETS, NET

As of December 31, 2024 and 2023, intangible assets consisted of the following:

	December 31, 2024	December 31, 2023
Intangible assets	$53,870	$30,187
Less: accumulated amortization	(13,339)	(9,932)
	$40,531	$20,255

The balance of intangible assets mainly represents software related to CHEERS App, primarily consisting of e-mall, online game, video media library and data warehouse modules, etc., CheerCar App, NFT App, Cheer Chat App, and AI App which were acquired externally tailored to the Company’s requirements and is amortized straight-line over 7 years in accordance with the way the Company estimates to generate economic benefits from such software.

For the years ended December 31, 2024, 2023 and 2022, amortization expense amounted to $3,731, $3,311, and $2,794, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2024:

2025	$3,767
2026	3,767
2027	3,803
2028	3,306
2029 and thereafter	25,888
Total	$40,531

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2024 and 2023, accrued liabilities and other payables consisted of the following:

	December 31, 2024	December 31, 2023
Payroll payables	$1,165	$1,233
Other payables	776	2,531
	$1,941	$3,764

8. OTHER TAXES PAYABLE

As of December 31, 2024 and 2023, other taxes payable consisted of the following:

	December 31, 2024	December 31, 2023
VAT payable	$20,234	$22,916
Income tax payable	2,388	2,455
Business tax payable	2,467	2,791
Others	6	16
	$25,095	$28,178

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

9. BANK LOANS, CURRENT AND NON CURRENT

Bank loans represent the amounts due to various banks that are due within and over one year. As of December 31, 2024 and 2023, bank loans consisted of the following:

	December 31, 2024	December 31, 2023
Short-term bank loans:
Loan from Xiamen International Bank	$2,740	$2,113
Loan from China Citic Bank	2,740	-
Loan from Bank of Beijing	2,740	-
Loan from Huaxia Bank	1,370	-
Loan from China Merchants Bank	-	2,103
	$9,590	$4,216
Long-term bank loans:
Loan from China Construction Bank	$1,370	$1,408
	$1,370	$1,408

Short-term bank loans

For the year ended December 31, 2024, the Company entered into loan agreements with four banks, pursuant to the Company borrowed an aggregate of $12,507 from the banks with maturity dates due in August 2024 through June 2025. The loan bore per annum interest rates ranging between 3.10% and 5.50%. For the year ended December 31, 2024, the Company also repaid an aggregate of $6,949 to two banks.

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

Guarantee information

As of December 31, 2024, the guarantee information for bank borrowings were as below:

The loans from Huaxia Bank Co., Ltd. West Railway Station Branch were guaranteed by Beijing Zhongguancun Technology Financing Guarantee Co., LTD, and Mr. Zhang Bing, the Chairman of the Company's board of directors.

CHEER HOLDING, INC.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	December 31, 2024	December 31, 2023
Right-of-use assets	$371	$377

Lease liabilities current	$109	$330
Lease liabilities non-current	250	-
	$359	$330

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.26	1.08
Weighted average discount rate	5.50%	5.50%

For the years ended December 31, 2024, 2023 and 2022, the Company incurred total operating lease expenses of $184, $363 and $454, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2024:

December 31, 2024
For the year ending Dember 31, 2025	$125
For the year ending Dember 31, 2026	131
For the year ending Dember 31, 2027 and thereafter	131
Total lease payments	387
Less: Imputed interest	(28)
Present value of lease liabilities	$359

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

11. RELATED PARTY TRANSACTIONS

As of December 31, 2024, the Company had amount of $1,100 due to Mr. Zhang Bin, the Chairman of the Company’s board of directors. The balance represented interest free borrowings from Mr. Zhang Bin. The borrowings were repayable on demand and did not require of guarantees or pledges from the Company.

As of December 31, 2023, the Company had no balances due from or due to related parties.

Other than the above, the Company did not enter into related party arrangements with any related parties for the years ended December 31, 2024, 2023 and 2022.

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

PRC

WFOE, Horgos, Glory Star Beijing, Beijing Leshare, Glory Prosperity, Glory Prosperity BJ, Shenzhen Leshare, Horgos Glary Wisdom, Horgos Technology and Xing Cui Can were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. Horgos, Horgos Glory Prosperity and Horgos Glary Wisdom were eligible to enjoy a preferential income tax rate of 15% that are expected to last from 2021 to 2025. Horgos Technology is eligible to be exempted from income tax from 2020 to 2024, and expected to enjoy a preferential income tax rate of 15% from 2025 to 2029, as they are all incorporated in the Horgos Economic District, Xinjiang province.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

 The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2024	2023	2022

Net income before provision for income taxes	$25,934	$30,589	$26,853
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	6,484	7,647	6,713
Expenses not deductible for tax purpose	2	385	11
Effect of accelerated deductions on research and development expenses	(509)	-	-
Changes in valuation allowance	8,409	11,953	567
Effect of warrant liability revaluation	-	(22)	16
Effect of preferential tax rates granted to the PRC entities (a)	(14,419)	(19,902)	(6,894)
Income tax (benefit) expense	(34)	61	$413
Effective income tax rate	(0.13)%	0.20%	1.54%

(a)	The Company’s subsidiary Horgos, Horgos Glory Prosperity, Horgos Glary Wisdom were eligible to enjoy a preferential income tax rate of 15% for five years ended December 31, 2025. Horgos Technology is eligible to be exempted from income tax from 2020 to 2024. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. For the years ended December 31, 2024, 2023 and 2022, the tax saving as the result of the favorable tax rate amounted to $15,017, $21,841 and $6,894, respectively, and per share effect of the favorable tax rate were $1.5, $2.5 and $1.0.

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

As of December 31, 2024 and 2023, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that give rise to deferred tax asset as of December 31, 2024 and 2023 was as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Allowance for doubtful accounts	$72	$41
Total deferred tax assets, net	$72	$41

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of December 31, 2024 and 2023.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

13. SHARE-BASED COMPENSATION TO EMPLOYEES

On June 26, 2024, as approved by the board resolution, the Company granted 231,909 ordinary shares to an employee as compensation expenses. The ordinary shares were fully vest upon grant.

On September 9, 2024, the Company issued 500,000 Class B Shares of the Company to Mr. Bing Zhang, the Company’s Chairman, Director, Chief Executive Officer and Chief Financial Officer (Note 14). The Company issued the Class B Ordinary shares at par, for an aggregate purchase price of US$500.

For the year ended December 31, 2023 and 2022, the Company did not grant ordinary shares to employees or non-employees.

For the year ended December 31, 2024, 2023 and 2022, the Company recognized share-based compensation expenses of $1,745, $nil and $2 in the account of “general and administrative expenses”. As of December 31, 2024, there are no unrecognized compensation expense.

14. EQUITY

Preferred Shares

The Company is authorized to issue 2,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2024 and 2023, there were no preferred shares issued or outstanding.

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

On September 4, 2024, the Company effected the increase of the Company’s authorized share capital as from US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each; to US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”) and 2,000,000 preferred shares of a par value of US$0.0001 each; by the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each. Class A Shares and Class B Shares shall at all times vote together as one class, and each Class A Share shall be entitled to one (1) vote and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares, and may be redeemed by the Company at par value at the option of the holder. The Company has retroactively adjusted all share and per share data from ordinary share to Class A Ordinary Shares for all periods presented.

Giving the effects of the share consolidation, there were 6,812,240 Class A Ordinary Shares issued and outstanding as of December 31, 2021.

On April 7, 2022, the board appointed Mr. Zhihong Tan as our non-executive director, then granted and vested 200 ordinary shares for compensation.

On May 9, 2023, the Company closed private placements with two (2) accredited investors (the “Investors”). The Company issued an aggregate of 2,419,355 ordinary shares of the Company, par value $0.001, at a price per share of $24.8 for gross proceeds of $60,000,000.

On September 5, 2023, the Company closed private placements with two (2) accredited investors (the “Investors”). The Company issued an aggregate of 806,451 ordinary shares of the Company, par value $0.001, at a price per share of $24.8 for gross proceeds of $20,000,000.

In December 2023, the Company issued additional 31,766 ordinary shares subject to roundup of fractional shares arising from Share Consolidation. In January 2024, the Company cancelled 16,353 ordinary shares subject to roundup of fractional shares.

On June 26, 2024, the Company granted 231,909 ordinary shares to an employee as compensation expenses. (Note 13)

On September 9, 2024, the Company closed a Subscription Agreement (the “Subscription Agreement”) with Mr. Bing Zhang, the Company’s Chairman, Director, Chief Executive Officer and Chief Financial Officer. Pursuant to the Subscription Agreement, the Company agreed to issue and sell to Mr. Zhang an aggregate of 500,000 Class B Shares of the Company, at par, for an aggregate purchase price of US$500, or US$0.001 per share (the “Share Purchase”).

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

As of December 31, 2024 and 2023, there were 10,285,568 and 10,070,012 Class A Ordinary Shares issued and outstanding, respectively. As of December 31, 2024 and 2023, there were 500,000 and nil Class B Ordinary Shares issued and outstanding, respectively.

Public Warrants

Pursuant to the Initial Public Offering, TKK sold 2,500,000 Units at a purchase price of $100.00 per Unit, inclusive of 300,000 Units sold to the underwriters on August 22, 2018 upon the underwriters’ election to partially exercise their over-allotment option. Each Unit consists of one ordinary share, one warrant (“Public Warrant”) and one right (“Public Right”). Each Public Warrant entitles the holder to purchase one-half of one ordinary share at an exercise price of $115.00 per whole share. Each Public Right entitles the holder to receive one-tenth of one ordinary share at the closing of a Business Combination.

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

As of December 31, 2024 and 2023, the Company had 2,500,000 of public warrants outstanding. On February 14, 2025, the 2,500,000 public warrants expired and were delisted from Nasdaq Stock Market.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

Rights

Each holder of a Public Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a Business Combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the Business Combination, the Company issued 250,433 shares in connection with an exchange of Public Rights.

Statutory reserve

Horgos, Beijing Glory Star, Beijing Leshare, Glary Prosperity, Horgos Technology and Xing Cui Can operate in the PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Non-controlling interest

As of December 31, 2024 and 2023, the Company’s non-controlling interest represented 49% equity interest of Horgos Glary Prosperity.

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

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

15. PRIVATE PLACEMENT WARRANTS (cont.)

As of December 31, 2024 and 2023, the Company had 1,300,000 of private placement warrants outstanding. The warrant liability related to such private placement warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of income. The change in fair value of the warrant liability was as follows:

Warrant Liability
Estimated fair value at December 31, 2021	$24
Change in estimated fair value	62
Estimated fair value at December 31, 2022	$86
Change in estimated fair value	(86)
Estimated fair value at December 31, 2023 and 2024	$-

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

	For the Years Ended December 31,
	2024	2023	2022
Stock price	2.55	$2.87	$14.6
Exercise price	115.0	$115.00	$115.00
Risk-free interest rate	4.39%	4.23%	4.39%
Expected term (in years)	0.12	1.12	2.12
Expected dividend yield	-	-	-
Expected volatility	83.5%	95.1%	60.0%

CHEER HOLDING, INC.

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

The table below provides a summary of the Company’s operating segment results for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
Net revenues:
Cheers App Internet Business	$135,796	$141,005	$144,045
Traditional Media Business	11,400	11,322	13,034
Total consolidated net revenues	$147,196	$152,327	$157,079
Operating income:
Cheers APP Internet Business	$25,218	$27,108	$24,510
Traditional Media Business	2,118	2,177	2,218
Total segment operating income	27,336	29,285	26,728
Unallocated item (1)	(1,744)	-	(2)
Total consolidated operating income	$25,592	$29,285	$26,726

*	The unallocated item for the years ended December 31, 2024, 2023 and 2022 presents the share-based compensation for employees, which is not allocated to segments.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

17. COMMITMENTS

Operating lease commitments

The total future minimum lease payments including the agreed property management fee under the non-cancellable operating lease with respect to the contractual obligations as of December 31, 2024 are payable as follows:

December 31, 2024
Within 1 year	$45
1 – 2 years	89
Total	$134

Capital expenditure commitments

The Company has commitments for capital expenditures totaling $5,904 as of December 31, 2024. These commitments are primarily related to the acquisition of CheerCar, CheerReal, and a VR platform.

18. SUBSEQUENT EVENTS

On February 14, 2025, the 2,500,000 public warrants expired and were delisted from Nasdaq Stock Market.

In January 2025, the Company borrowed approximately $0.7 million (equivalent to RMB 5 million) from Huaxia Bank. The bank borrowing was guaranteed by Beijing Zhongguancun Technology Financing Guarantee Co., LTD, and Mr. Zhang Bing, the Chairman of the Company's board of directors.

These consolidated financial statements were approved by management and available for issuance on March 10, 2025. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.