Form 20-F
period 2025-12-31
Cheer Holding, Inc.
filed 2026-03-20
CIK 1738758

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

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

No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing China 100016

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Exchange on which registered
Class A Ordinary Shares, par value $0.05 per share	CHR	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,686,248 Class A Ordinary Shares and 500,000 Class B Ordinary Shares were outstanding as of December 31, 2025.

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

Unless otherwise stated in this Form 20-F, references to:

●	“we,” “us,” “our,” or the “Company,” means the combined business of CHEER Holdings and the CHEER Group;

●	“Memorandum and Articles of Association” means CHEER Holdings Third Amended and Restated Memorandum and Articles of Association, as further amended and in effect on the date hereof;

●	“Business Combination” means the acquisition of Glory Star by TKK pursuant to the terms of the Share Exchange Agreement;

●	“Cayman Islands Companies Act” means the Cayman Islands Companies Act (As Revised), as amended;

●	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

●	“CHEER Holdings” means Cheer Holding, Inc., a Cayman Islands exempted company;

●	“CHEER Group” means CHEER Holdings and Glory Star, together with our consolidated subsidiaries and VIEs;

●	“Class A Ordinary Shares” means CHEER Holdings Class A ordinary shares of a par value of US$0.05 each;

●	“Class B Ordinary Shares” means CHEER Holdings Class B ordinary shares of a par value of US$0.001 each;

●	“Glory Star” means Glory Star New Media Group Limited, a Cayman Islands exempted company

●	“Horgos” means Horgos Glory Star Media Co., Ltd., a limited liability company incorporated in the PRC;

●	“IPO” means TKK’s initial public offering of Units at $10.00 per Unit which closed in August 2018;

●	“Nasdaq” means the Nasdaq Capital Market;

●	“Ordinary Shares” as of the date of this report means CHEER Holdings’ Class A Ordinary Shares and Class B Ordinary Shares;

●	“PRC” or “China” means the People’s Republic of China;

●	“Purchaser Representative” means TKK Symphony Sponsor 1, a Cayman Islands exempted company, as representative of the Purchaser;

●	“RMB” refers to Renminbi, the lawful currency of China;

●	“SEC” means the United States Securities and Exchange Commission;

●	“Securities Act” means the United States Securities Act of 1933, as amended;

●	“Seller Representative” means Bing Zhang, as representative of the Sellers;

●	“Sellers” means the shareholders of Glory Star;

●	“Share Exchange Agreement” means the Share Exchange Agreement, dated as of September 6, 2019, as may be amended from time to time, by and among TKK, Glory Star, WFOE, Xing Cui Can, Horgos, each of the Sellers, the Purchaser Representative, and the Seller Representative.

●	“Sponsor” means TKK Symphony Sponsor 1, a Cayman Islands exempted company;

●	“TKK” means our predecessor TKK Symphony Acquisition Corporation;

●	“VIE Contracts” means certain documents executed by the VIEs, the WFOE, the shareholders of the VIEs and certain other parties thereto as necessary to implement certain contractual arrangements in the PRC, which allow the WFOE to (i) direct the activities of the VIEs and their subsidiaries that most significantly affect the VIEs’ economic performance, (ii) receive substantially all of the economic benefit of the VIEs and their subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law;

●	“Units” means the units issued in TKK’s IPO; each Unit comprised of one ordinary share, one warrant and one right (whether they were purchased in the IPO or thereafter in the open market);

●	“VIEs” means Xing Cui Can and Horgos, our variable interest entities;

●	“WFOE” means Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company and indirectly wholly-owned by CHEER Holdings; and

●	“Xing Cui Can” means Xing Cui Can International Media (Beijing) Co., Ltd., a limited liability company incorporated in the PRC.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Information Related To, Or Based On, The Number Of Outstanding Ordinary Shares

The information contained in this annual report reflect (1) the consolidation of our issued and outstanding ordinary shares on the basis of one post-consolidation ordinary share for each 50 pre-consolidation ordinary shares issued and outstanding which took effect on December 22, 2025 (the “Share Consolidation”).

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

As advised by our PRC legal counsel, Jingtian & Gongcheng, and based on its understanding of the Measures for Cybersecurity Review (2021) which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated on April 13, 2020, our VIEs and their subsidiaries are currently not required to apply for a cybersecurity review with the Cyberspace Administration of China, or the “CAC,” under Article 7 of the measures, pursuant to which online platform operators possessing personal information of more than 1 million users which intend to go public abroad shall apply to the CAC for a cybersecurity review, because we listed our Class A Ordinary Shares on the Nasdaq before the effective date of the measures on February 15, 2022. Under the Measures for Cybersecurity Review (2021), our VIEs and their subsidiaries could be subject to cybersecurity review with the CAC if it is determined that our VIEs or their subsidiaries constitute critical information infrastructure operators and intend to procure a network product or service that affects or could affect national security. Further, as the measures are newly revised and there remains uncertainty as to the interpretation and implementation thereof, we are uncertain whether our VIEs or their subsidiaries would be subject to a cybersecurity review when we offer or list new shares or carry out other financing activities in the capital market. As of the date of this annual report, our VIEs and their subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. Pursuant to the Data Security Management Regulations promulgated by the State Council on September 24, 2024, which became effective on January 1, 2025, network data processing activities refer to activities such as the collection, storage, use, processing, transmission, provision, disclosure, and deletion of data. Network data processors refer to individuals or organizations that independently determine the purposes and methods of data processing activities. Network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed. On December 6, 2025, the CAC published the Circular of the Cyberspace Administration of China on Seeking Public Comments on the Measures for Network Data Security Risk Assessment (Draft for Comment) (the “Draft Network Data Security Risk Assessment Measures”), which has not yet become effective. According to the Draft Network Data Security Risk Assessment Measures, network data processors that handle important data (according to the Data Security Management Regulations, important data refers to data in specific fields, pertaining to specific groups or regions, or of a certain level of precision and scale, which, once tampered with, destroyed, leaked, or illegally obtained or used, may directly endanger national security, economic operation, social stability, public health, or safety ) shall conduct risk assessments of their network data processing activities on a yearly basis. Where any material changes occur in the security status of important data that may adversely affect data security, important data processors shall promptly conduct risk assessments on the changed data and their impacts. Network data processors that handle general data are encouraged to conduct risk assessments at least once every three years. Network data processors may conduct risk assessments on their own or entrust third-party assessment institutions to conduct risk assessments. Important data processors shall, within ten working days after completing the annual risk assessment, submit the assessment report as required by the competent authorities. Where no competent authority is clearly designated, the report shall be submitted to the provincial cyberspace authority or the national cyberspace authority. Our VIEs and their subsidiaries may be subject to network data security review by the CAC if our VIEs or their subsidiaries are recognized as network data processors which conduct data processing activities that affect or may affect national security. As of the date of this annual report, we, our subsidiaries, and our VIEs and their subsidiaries, have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. According to our PRC legal counsel, as of the date of this annual report, there are currently no explicit laws or regulations in the PRC that prohibit us, with our WFOE, VIEs and their subsidiaries from listing on overseas stock exchanges. However, since these statements and regulatory actions are newly published, how future official guidance and related implementation rules will carry out those requirements remains to be observed, there is no assurance that relevant PRC authorities will reach the same conclusion as our PRC legal counsel. It is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and our ability to continue our listing on an U.S. exchange.

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

Our current independent auditors, Enrome LLP (“Enrome”),  that issue the audit reports included elsewhere in this Annual Report is a Singapore-based accounting firm registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Enrome in the near future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If we do not engage change to an auditor that is subject to regular inspection by the PCAOB, our Class A Ordinary Shares may be delisted.

Summary of Risk Factors

You should carefully read the “Risk Factors” beginning on page 1 of this annual report for a discussion of information that should be considered before making a decision to purchase our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings.

Risk Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our ability to retain existing or attract new advertising customers to advertise within our mobile and online video content or on our e-commerce platform, maintain and increase our wallet share of advertising budget, and collect accounts receivable in a timely manner;

●	Our ability to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position;

●	The incorporation of artificial intelligence into our products and business operations, including challenges to properly manage such technologies;.

●	Our success in our AI initiatives;

●	Our ability to maintain or improve our technology infrastructure;

●	Risks in our investments in new product offerings and technologies, including generative AI;

●	An economic slowdown in China and indirectly by trade disputes between the United States and China that may contribute to uncertainties in economic outlook;

●	Our controlling shareholder will have substantial influence over us;

●	Our bank accounts are in China and are not insured or protected against loss;

●	We do not maintain business liability or disruption, litigation or property insurance and any business liability or disruption, litigation or property damage we experience may result in substantial costs to us and the diversion of our resources;

●	The creation of our metaverse platform is dependent on our ability to develop an acceptable blockchain;

●	The technology underlying blockchain technology is subject to a number of industry-wide challenges and risks relating to consumer acceptance of blockchain technology;

●	Expansion of our operations into new products, services and technologies; and

●	A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and depending upon the activities undertaken by our customers utilizing our products and services, we and our customers may be subject to regulatory scrutiny, investigations, fines, and other penalties.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	If the PRC government determines that our VIE Contracts do not comply with applicable regulations, or if these regulations or their interpretations change in the future, we could be subject to severe consequences, including the nullification of the VIE Contracts and the relinquishment of our interest in Horgos and Xing Cui Can.

●	Our VIE Contracts may not be as effective in providing operational control as direct ownership and Horgos and Xing Cui Can or their shareholders may fail to perform their obligations under our VIE Contracts.

●	Our VIE Contracts may be subject to scrutiny by the PRC tax authorities and additional taxes may be imposed. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

●	The shareholders may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to our interests.

●	We conduct our value-added telecommunications services and certain other businesses in the PRC through Horgos and Xing Cui Can by way of the VIE Contracts, but certain of the terms of the VIE Contracts may not be enforceable under PRC laws.

●	Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

●	We rely on the approval certificates and business license held by us for our advertising operation, e-commerce and certain other business and any deterioration of the relationship between Horgos and Xing Cui Can could materially and adversely affect our business operations.

Risks Relating to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China.

●	We are subject to risks relating to the nature of China’s advertising industry, including frequent and sudden changes in advertising proposals.

●	China regulates media content extensively and it may be subject to government actions based on the advertising content it designs for advertising clients or services it provides to them.

x

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

●	Substantial uncertainties in relation to the regulatory administration and governmental policies of the metaverse could have a significant impact upon the cost, performance and prospect of the operation of the metaverse related businesses in which we will engage in the future.

●	Delays in issuing invoices due to China taxing authorities may materially and adversely affect our cash flow.

●	Any adverse changes in political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

●	It may be difficult to protect interests and exercise rights as a shareholder since we conduct all of our operations in China, and all of our officers and our Chairman reside outside of the United States.

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

●	The approval, record filing and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with our contractual arrangement and overseas offering under PRC rules, regulations or policies, especially with the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, complete the record filing or fulfil other governmental requirements.

●	Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to online platform business operation.

●	The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with overseas listings like our company under PRC law.

●	The M&A Rules and certain other PRC regulations set forth complex procedures for acquisitions conducted by foreign investors, which could make it more difficult to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents and PRC citizens may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees who are share option holders to personal liabilities, limit our subsidiary’s abilities to increase our registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.

●	Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

●	We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

●	We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our global income and withholding for any dividends it pay to our non-PRC shareholders.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

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

We use and expect to continue to use artificial intelligence (including generative artificial intelligence), machine learning, data science and similar technologies (collectively, “AI”) in our technology and infrastructure, which may become more important in our operations over time. We are increasingly utilizing AI technology and our AI content creation platform, CHEERS Telepathy, in our products and ecosystem. The use of AI (and, in particular, generative AI) can lead to unintended consequences, data leakage or unauthorized exposure of data, including confidential business information, personal data, or other sensitive information, which could result in legal liability or affect our reputation and business. The content, analysis, materials, software, recommendations and other outputs produced by AI (and, in particular, The use of generative AI could be alleged to be deficient, inaccurate, inappropriate, or biased, or if the AI results in the infringement of the IP of third parties, which could adversely affect our business, reputation, financial condition, and results of operations.

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

As of the date of this report, Happy Starlight Limited, which is controlled by Mr. Bing Zhang, our chairman, beneficially owns 37,906 of our Class A Ordinary Shares. In addition, Mr. Zhang also directly owns 1,520 of our Class A Ordinary Shares, and 500,000 of our Class B Ordinary Shares. therefore, Mr. Zhang may be deemed to beneficially own 39,426 Class A Ordinary Shares and 500,000 Class B Ordinary Shares. Holders of Class A ordinary shares are entitled to one (1) vote per share, while holders of Class B ordinary shares are entitled to one hundred (100) votes per share. Due to the disparate voting powers attached to these two classes of ordinary shares, Mr. Zhang holds approximately 91.5% of the voting power of our outstanding shares. As such, Mr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your Class A Ordinary Shares as part of a sale of our company.

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

We rely on third-party service providers for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our users and develop platforms.

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

In addition, we cannot be certain that our licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the artwork and related technology in all jurisdictions in which we may operate. If we are unable to obtain or maintain such rights because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to utilize third-party technology, third-party artwork, enter into new agreements on commercially reasonable terms, or develop our own technology required, our ability to continue developing our platforms could be severely limited and our business could be harmed.

Our metaverse universe is currently under development and no assurance can be given that our metaverse platform will be accepted by others or generate sufficient interest.

Our proposed Metaverse platform is currently under development. It is our intent that our Metaverse platform will feature a virtual world containing immersive experiences in intelligent retail, video on demand, social networking, and gaming, boasting a wide range of “online + offline” and “virtual + reality” scenarios. By leveraging our CHEERS video and e-Mall platforms, we aim to continue researching and developing different entertainment and shopping applications for our planned metaverse platform, and to provide a suite of tools for our users to facilitate the development of new content by creators.

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

The technology underlying blockchain technology is subject to a number of industry-wide challenges and risks relating to consumer acceptance of blockchain technology. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a material adverse effect on the successful development of our metaverse platform and other products.

The growth of the blockchain industry is subject to a high degree of uncertainty regarding consumer adoption and long-term development. The factors affecting the further development of the blockchain industry include, without limitation:

●	Worldwide growth in the adoption and use of blockchain technologies;

●	government and quasi-government regulation, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

●	the maintenance and development of the open-source software protocol of blockchain networks;

●	changes in consumer demographics and public tastes and preferences;

●	general economic conditions in the United States and the world; and

●	the regulatory environment relating to blockchains.

The blockchain industry as a whole has been characterized by rapid changes and innovations and is constantly evolving. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may affect the development of our metaverse platform and other products.

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

The VIE accounts for majority of the Company’s consolidated results of operations and cash flows for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the VIE accounted for majority of the consolidated total assets and total liabilities of the Company.

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

Furthermore, any of the assets under the name of any record holder of equity interest in Horgos and Xing Cui Can, including such equity interest, may be put under court custody in connection with litigation, arbitration or other judicial or dispute resolution proceedings against that record holder. We cannot be certain that the equity interest will be disposed of in accordance with the VIE Contracts. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may bring additional challenges to our corporate structure and VIE Contracts. The occurrence of any of these events or the imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entity and its subsidiary or the right to receive their economic benefits, we would no longer be able to consolidate Horgos and Xing Cui Can, thus adversely affect our results of operations.

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

In 2021, the Chinese government announced that it would step up supervision of Chinese companies listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data.

We are headquartered and have operations in China. We currently use variable interest entities to execute our business plan and to conduct our China-based operations. Further our major shareholders are located in China. Therefore there is always a risk that the Chinese government may in the future seek to intervene or influence operations of any company with any level of operations in China, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of the foregoing China’s announcements, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence the Company’s current and future operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

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

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect overall economic environment and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

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

Our business includes assisting advertising clients in designing and producing advertisements, as well as executing their advertising campaigns. We act as agent for our clients in dealing with television channels, or other media on whose platform our clients want to display their advertisements. Under our agreements with television channels or other media, we are typically responsible for the compliance with applicable laws, rules and regulations with respect to advertising content that it provides to the media. In addition, some of our advertising clients provide completed advertisements for us to display on the television channels. Although these advertisements are subject to internal review and verification, their content may not fully comply with applicable laws, rules and regulations. Further, for advertising content related to special types of products and services, such as pharmaceuticals and medical procedures, pesticides and health products, we are required to confirm that our clients have obtained requisite government approvals and/or these advertisements must not contain specific content. We endeavor to comply with such requirements, including by requesting relevant documents from the advertising clients and employing qualified advertising inspectors who are trained to review advertising content for compliance with applicable PRC laws, rules and regulations. However, we cannot assure you that violations or alleged violations of the content requirements will not occur with respect to our operations. If the relevant PRC governmental agencies determine the content of the advertisements that we represent violated any applicable laws, rules or regulations, we could be subject to penalties, which may harm our reputation and may divert significant amounts of our management’s time and other resources. It may be difficult and expensive to defend against such proceedings. Although our agreements with our clients normally require them to warrant the fairness, accuracy and compliance with relevant laws and regulations of their advertising content and agree to indemnify us for violations of these warranties, these contractual remedies may not cover all of our losses resulting from governmental penalties. Violations or alleged violations of the content requirements could also harm our reputation and impair our ability to conduct and expand our business.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is relatively new and there is limited judicial practice in this regard. In the late 1970s, the PRC government began to develop a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. WFOE, our PRC operating subsidiary, is a wholly foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises. WFOE is a privately owned company and is subject to various PRC laws and regulations that are generally applicable to companies in the PRC. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings. These uncertainties may also impede our ability to enforce the contracts that we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

Substantial uncertainties in relation to the regulatory administration and governmental policies of the metaverse could have a significant impact upon the cost, performance and prospect of the operation of the metaverse related businesses in which we will engage in the future.

The metaverse industry is an important part of our future business plan. We plan to leverage our CHEERS ecosystem, blockchain technologies, artificial intelligence and strategic collaborations with various partners to develop a metaverse platform that features a virtual world containing immersive experiences.

While the metaverse have been rapidly developing businesses in China with more and more market participants, few laws or regulations has been promulgated in this regard. In the past, Chinese government promulgated a series of regulations and policies to prohibit or restrict the offering and trading of virtual currency, and some local regulatory authorities issued guiding opinions on promoting the construction of the city’s metacosmic standard system. However, no specific law or regulation has been published in the PRC to regulate the metaverse related businesses. As such, we cannot be certain whether and when new laws, regulations or policies could be enacted by the governmental authorities to regulate the businesses, and whether our operation of those businesses could satisfy the regulatory requirements from the governmental authorities. Moreover, new laws or regulations with respects to the metaverse could subject us to substantial costs to comply those rules, or penalties, suspension or even termination of those businesses in the event of we fail to comply with those rules, which could substantially affect our cost, performance and prospect of those businesses.

In addition, as there is no clear regulatory laws or regulations in relation to the d metaverse in China, the legal protection of metaverse assets may not be as effective as those of other properties. In the event that the metaverse assets owned by our customers or us are subject to infringement, theft or other adverse effects without proper legal remedies, our business operation of those businesses and/or our reputation could be adversely affected.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the laws and regulations applicable to foreign investments in China. Since 1979, the Chinese government began to develop a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past several decades in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot clearly foresee the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

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

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law (《中华人民共和国网络安全法》), which became effective on June 1, 2017 and was amended on October 28, 2025 with effective from January 1, 2026. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On December 28, 2021, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the Cybersecurity Review Measures, the procurement of any network product or service by an operator of critical information infrastructure or the conducting of data processing activities by a network platform operator, that affects or may affect national security, shall be subject to a cybersecurity review under the Measures. A network platform operator that possesses personal information of more than one million users must apply to the Cybersecurity Review Office set up under the CAC for a cybersecurity review when it seeks to list overseas.

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

While we take various measures to comply with applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we may experience data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

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

The M&A Rules and certain other PRC regulations set forth complex procedures for acquisitions conducted by foreign investors, which could make it more difficult to pursue growth through acquisitions.

Among other things, merger and acquisition activities by foreign investors in mainland China shall comply with the M&A Rules and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 and its amendment promulgated by the Standing Committee of the NPC on June 24, 2022 and became effective on August 1, 2022 (the “Anti-Monopoly Law”). Such regulation requires, among other things, that the State Administration for Market Regulation (the “SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and lastly amended in 2024, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve national security, the examination on national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of those laws and regulations to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions. Any delay or inability to obtain applicable approvals to complete acquisitions could affect our ability to expand our business or maintain our market share. In addition, in the future, if any of our acquisitions were found not to be in compliance with the requirements of those laws and regulations, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

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

Our VIEs and their operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. In 1979, the PRC government began to develop a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of some laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, our VIEs and their PRC subsidiaries may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

Horgos and Horgos Glary Prosperity Culture Co., Ltd., were eligible to be exempted from income tax from 2017 to 2020, and enjoy a preferential income tax rate of 15% that are expected to last from 2021 to 2025. Glory Star (Horgos) Media Technology Co., Ltd. is eligible to be exempted from income tax from 2020 to 2024, and expected to enjoy a preferential income tax rate of 15% from 2025 to 2029, If such preferential tax is no longer available to us, the income tax rate may increase up to 25%, which could have an adverse effect on financial condition and results of operations.

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

As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Mr. Bing Zhang, our chairman of board of directors and chief executive officer, beneficially owns all of our Class B Ordinary Shares. As of December 31, 2024, these Class B Ordinary Shares constitutes approximately 91.5% of the aggregate voting power of our total issued and outstanding Ordinary Shares due to the disparate voting powers associated with our dual-class share structure. As such, Mr. Zhang will have will have sufficient voting power to determine the outcome with respect to elections of directors, amendments to our Memorandum and Articles of Association that are subject to a stockholder vote, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans, and approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval for the foreseeable future.

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

Our Class A Ordinary Shares may be delisted from The Nasdaq Capital Market, which could negatively impact the price of our Class A Ordinary Shares and our ability to access the capital markets.

Our Class A Ordinary Shares is listed on The Nasdaq Capital Market. The bid price of our common stock has in the past closed below the $1.00 minimum per share bid price required for continued listing. If the bid price of our Class A Ordinary Shares below $1.00 per share for thirty consecutive business days, we could be subject to delisting from the Nasdaq Capital Market. In addition, the continued listing of our Class A Ordinary Shares is contingent upon our compliance with Nasdaq’s conditions for continued listing. If we fail to meet any Nasdaq listing requirements, including the minimum bid price, satisfaction of minimum financial and other continued listing requirements and standards, and do not regain compliance, we may be subject to delisting by Nasdaq.

Any delisting from The Nasdaq Capital Market could have an adverse effect on our business and on the trading of our Class A Ordinary Shares. If a delisting of our Class A Ordinary Shares were to occur, our Class A Ordinary Shares would trade in the over-the-counter market and be quoted on a service such as those provided by OTC Markets Group, Inc. Such alternatives are generally considered to be less efficient markets, and our stock price, as well as the liquidity of our Class A Ordinary Shares, may be adversely impacted as a result. Delisting from The Nasdaq Capital Market could also have other negative results, including the potential loss of confidence by customers, suppliers and employees, the loss of institutional investor interest and fewer business development opportunities, as well as the loss of liquidity for our shareholders.

In addition, we note Nasdaq recently filed a proposed rule changed with the SEC that would, under the “net income standard,” increase the minimum market value of unrestricted publicly held shares to $15 million. Additionally, it would grant Nasdaq the authority to expedite the suspension of trading in and delisting of a company’s securities if the market value of its listed securities falls below $5 million. While we believe we will meet the current standards, we cannot assure you that we would meet these new proposed standards, which could materially impact our ability to maintain a listing on Nasdaq. The implementation of this or any similar rule could require us to incur significant costs and divert management’s attention from our business operations, which could have a material adverse effect on our business, financial condition, and results of operations.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Listing Rules because Mr. Bing Zhang, our chairman of board of directors and chief executive officer, holds approximately 9.15% of our aggregate voting power, which is more than 50% of our total aggregate voting power of our Ordinary Shares for the election of directors through his ownership of 100% of our issued and outstanding Class B Ordinary Shares. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. In the event that we elect to rely on one or more of these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Our current independent auditors, Enrome LLP (“Enrome”),  that issue the audit reports included elsewhere in this Annual Report is a Singapore-based accounting firms registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Enrome in the near future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If we do not engage change to an auditor that is subject to regular inspection by the PCAOB, our Class A Ordinary Shares may be delisted.

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

Upon the close of the Business Combination, we acquired all of the issued and outstanding securities of Glory Star in exchange for approximately 92,408 of our Class A Ordinary Shares, which includes 20,000 Class A Ordinary Shares that were issued to the former shareholders of Glory Star because certain financial performance targets were attained for both 2019 and 2020 fiscal years.

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

Dual-Class Share Structure

Our Third Amended and Restated Memorandum and Articles of Association (the “MAA”) includes a dual Class Share Structure of Class A Ordinary Shares and Class B Ordinary Shares with the following rights:

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

2024 Equity Incentive Plan

On July 15, 2024, our board of directors approved our 2024 Equity Incentive Plan (“2024 Plan”), which was approved by our shareholders on August 28, 2024. The 2024 Plan allows for the award of stock and options, up to 40,000 Class A Ordinary Shares.

Share Repurchase Program

On December 2, 2024, our board of directors approved a share repurchase program authorizing a repurchase of up to $50 million of our Class A Ordinary Shares over the next 36 months (the “Share Repurchase Program”). Repurchases under the Share Repurchase Program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing and method of repurchases, and the exact number of Class A Ordinary Shares to be purchased will be determined by our management, in its discretion, and will depend upon market conditions and other factors. Share Repurchase Program may be suspended, adjusted, or discontinued at any time. No assurance can be given that any amount of Class A Ordinary Shares will be repurchased under the Share Repurchase Program. As of the date of this annual report, no Class A Ordinary Shares have been repurchased by the Company.

Charter Amendment

On May 12, 2025, at our annual general shareholder meeting, our shareholders authorized and approved an increase in the number of authorized Class A ordinary shares, par value US$0.001 per share, from 200,000,000 to 500,000,000. In connection with this approval, the shareholder resolution (“Amendment Resolution”) was filed with the Registrar of Companies of the Cayman Islands on May 13, 2025, and incorporated into the Third Amended and Restated Memorandum and Articles of Association (the “MAA”). This filing of the Amendment Resolution to the MAA effected an increase of the Company’s authorized share capital from US$200,700, divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”), and 2,000,000 preferred shares of a par value of US$0.0001 each, to US$500,700, divided into 500,000,000 Class A Shares, 500,000 Class B Shares, and 2,000,000 preferred shares of a par value of US$0.0001 each.

Share Consolidation

On December 22, 2025, the Company effected a share consolidation so that every 50 Class A ordinary shares of a par value of US$0.0001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.001, such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each.

Nasdaq Deficiency and Hearing

On November 19, 2025, we received a notice from The NASDAQ Stock Market LLC (“Nasdaq”) notifying us that we were not in compliance with the minimum bid price requirement of $1.00 per share under the Nasdaq Listing Rules 5550(a)(2) (the “Rule”). In addition, on November 19, 2025, the Company received a letter from Nasdaq that, as of November 18, 2025, it had determined that the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days (the “Letter”). Accordingly, the Company was subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule,” together with the Rule, the “Rules”). As a result, the staff of the Nasdaq had determined to delist the Company’s securities from The Nasdaq Capital Market (the “Delisting Determination”) unless the Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”) by November 26, 2025, which would stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

The Company subsequently requested a hearing to appeal the Delisting Determination, which stayed the suspension of the Company’s securities under the Delisting Determination.

To regain compliance, the Board of Directors of the Company authorized and approved to effect the Share Consolidation, which took effect on December 22, 2025 and began trading on a post-consolidation-adjusted basis on December 23, 2025.

On January 13, 2026, the Company appeared before the Panel to present its compliance plan for continued listing. On January 27, 2026, the Panel notified the Company that it granted the Company’s request to continue its listing on Nasdaq, and confirmed that the Company regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Rules.

2026 Extraordinary General Meeting

On March 16, 2026 (Beijing Time), the Company held an extraordinary general meeting, at which our shareholders approved a proposal, as a special resolution, subject to certain conditions being met, that the authorised share capital of the Company be reduced and amended to US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each by the cancellation of 1 authorised but unissued Class A ordinary share of a par value of US$0.05 and the consolidation of the remaining 9,999,999 Class A ordinary shares such that each 3 Class A ordinary shares of a par value of US$0.05 each in the authorised share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A ordinary share of a par value of US$0.15 (collectively, the “Share Consolidation and Reduction”); provided, however, the implementation and timing of such Share Consolidation and Reduction to be determined in the discretion of the Board of Directors.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with certain parts of Section 16 of the Exchange Act establishing insider liability for profits realized from any “short-swing” trading transaction.

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

In addition, as part of our long term retail strategy, we plan to continue leveraging our CHEERS ecosystem, blockchain technologies and strategic collaborations with various partners on AR and VR technologies, to develop a metaverse platform that features a virtual world containing immersive experiences in intelligent retail, video on demand, social networking, gaming and AI-driven content creation. As a pioneer, our strategy has always been committed to advanced technology, innovation and digital disruption in the media and entertainment industry.

In July 2023, we launched CHEERS Telepathy, a groundbreaking AI content creation platform that incorporates multimodal functions. Powered by the Company’s intelligent cloud-based service “Polaris”, CHEERS Telepathy offers a glimpse into the future of art, by providing a stable and reliable AI content creation experience that allows for unprecedented possibilities of art and creativity. In September 2023, we unveiled an upgrade on CHEERS Telepathy that further enhance digital content production and interaction, which became available following regulatory approval. CHEERS Telepathy has now emerged as a comprehensive, end-to-end AI application tool for integrated marketing of creative content. In October 2025, we released an upgrade to CHEERS Telepathy, which is now powered by our new, self-developed Polaris Intelligent Cloud 3.0 model. This major upgrade delivers a full-stack technological revolution within CHEERS Telepathy. The enhanced platform seamlessly converges professional-grade computational photography with dynamic, real-time content generation—enabling studio-quality portrait capture and AI-driven content synthesis through a unified, intuitive interface. This release further solidifies CHEERS Telepathy’s position as a comprehensive, end-to-end AI application tool for integrated marketing of creative content, unlocking unprecedented possibilities for artistic expression and digital production.

We believe that our strategic integration of cutting-edge AI technologies positions our company as a leader in redefining content creation, digital ecosystems, and next-generation human-AI interaction. We are currently developing a dedicated global AI portrait and video product line, with beta testing anticipated to begin around the second fiscal quarter of 2026. Beginning in 2026, we have begun shifting our strategic focus towards overseas expansion and are working to accelerate our global presence. We are committed to utilizing innovative product applications and technologies to drive its long-term sustainable and scalable growth.

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

In January 2025, we discontinued our CheerReal platform and ceased all related operations. No revenue was generated from CheerReal during the year ended December 31, 2025.

In October 2025, we released CHEERS Telepathy 3.0. This version features the AI Portrait Studio, which introduces advance portrait-creation technology, powered by our new, self-developed Polaris Intelligent Cloud 3.0 model. This major upgrade delivers a full-stack technological revolution within CHEERS Telepathy. The enhanced platform seamlessly converges professional-grade computational photography with dynamic, real-time content generation—enabling studio-quality portrait capture and AI-driven content synthesis through a unified, intuitive interface. This release further solidifies CHEERS Telepathy’s position as a comprehensive, end-to-end AI application tool for integrated marketing of creative content, unlocking unprecedented possibilities for artistic expression and digital production. In addition, we have opened the AI Portrait API to brands, photographers, and other developers, to build a collaborative creation environment. CHEERS Telepathy currently supports users in 12 countries and regions.

Recent Financings

On October 1, 2025, the Company priced a best efforts public offering for the sale of 253,731 units, each consisting of one Class A Ordinary Share, a pre-funded warrant (each a “Pre-Funded Warrant”), one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”) and one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”) for aggregate gross proceeds to the Company of approximately $8.5 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrants offered. Each of the Series A Warrant and the Series B Warrant had an initial exercise price of $0.7035 per Class A Ordinary Share and are exercisable beginning on the date of the issuance date and will expire on the one-year anniversary of the issuance date. The exercise price of the Series A and Series B Warrants and the number of Class A Ordinary Shares issuable upon exercise of the Series A and Series B Warrants will also be subject to adjustment in the event of share subdivisions, share dividends and other recapitalization events. If at the time of any exercise of either the Series A or Series B Warrants, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Class A Ordinary Shares underlying the Series A and Series B Warrants to the holder, in lieu of making the cash payment to us upon such exercise, the holder may elect instead to receive upon a “cashless exercise” (either in whole or in part) the number of Class A Ordinary Shares determined according to the formula set forth in the Series A and Series B Warrants. A holder of the Series B Warrants may also effect an exercise at a “zero exercise price” at any time while the Series B Warrants are outstanding. Under the zero exercise price option, the holder of Series B Warrants has the right to receive 0.10247 Class A Ordinary Shares for each Series B Warrant exercised, which will be more than such number of Class A Ordinary Shares that is issuable upon cash exercise or cashless exercise. Under the zero exercise price option of the Series B Warrants, the maximum number of Class A Ordinary Shares that may be issued to the holders of Series B Warrants is 1,300,000 in the aggregate. The offering closed on October 2, 2025.

On November 5, 2025, we priced a registered direct offering for the sale of our Class A Ordinary Shares or pre-funded warrants in lieu thereof for aggregate gross proceeds to the Company of approximately $15 million, before deducting placement agent fees and other estimated expenses payable by us, including the pre-paid exercise price of the pre-funded warrants offered. The offering was comprised of 3,750,000 Class A Ordinary Shares, or in lieu thereof, a pre-funded warrant to purchase one Class A Ordinary Share. The offering closed on November 6, 2025.

Our Vision

As a leading provider of next-generation mobile internet infrastructure and platform services in China, we are committed to building a comprehensive digital ecosystem that seamlessly integrates platforms, applications, technology, and industry. By harnessing the power of AI, we are creating an open and innovative business environment tailored for the Web 3.0 era. We are also at the forefront of developing a metaverse that combines 5G, VR, AR, and AI, underpinned by cutting-edge technologies such as blockchain, cloud computing, extended reality, and digital twin.

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

Since our establishment, we have focused on developing an ecosystem for our users that incorporates quality content, e-commerce, social networking and gaming. These core elements have formed the basis of our future metaverse platform and continues to provide us a strong competitive advantage in realizing our new strategic objectives. We plan to continue to integrate our cutting edge AI and blockchain technologies, massive user base from our CHEERS ecosystem, quality content offerings, and our e-commerce platform, with our strategic partners in 5G, AR/VR equipment supports, to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. By leveraging our CHEERS ecosystem, we aim to continue researching and developing different entertainment and shopping applications for our planned metaverse platform, and to provide a suite of tools for our users to facilitate the development of new content by creators.

In addition, we have begun making overseas expansion a strategic priority starting in 2026, with plans to pivot into Asia, Latin America and North America. We want to leverage the CHEERS ecosystem already developed in China by expanding our product and service offerings outside of China, beginning in high-growth markets in the Asia Pacific regions such as Japan, South Korea and Singapore. Beginning in 2026, we have begun shifting our strategic focus towards overseas expansion and are working to accelerate our global presence. By focusing towards overseas expansion to become a global company, we believe we will become a stronger and more valued company. We plan to roll out a series of internationally exclusive AI applications spanning sectors including lifestyle and smart living. We are currently developing a dedicated global AI portrait and video product line, with beta testing anticipated to begin around the second fiscal quarter of 2026.

As of December 31, 2025, the total number of app downloads across the Company's platforms reached 550 million, a year-on-year increase of 5.0%, as compared to total downloads of 523.3 million as of December 31, 2024.

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

In 2025, the CHEERS API concluded its Beta testing and entered the promotion phase aimed at expanding its user base. Concurrently, building on the interfaces already launched, preparations have begun for a new round of API releases, fully demonstrating its key role in driving enterprise digital infrastructure. To maintain the continuous and stable growth of its user base, the CHEERS API Open Platform will temporarily not charge usage fees.

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

Industry overview

Growth of e-commerce in China and Asia Pacific Region

In recent years, the Asia-Pacific region has solidified its position as the global leader in e-commerce, with China maintaining its dominance as the world’s largest online retail market (National E-Commerce Work Conference, Jan 2026).

China’s e-commerce sector has shifted to high-quality development, surpassing 23.8 trillion yuan in 2025 (Ministry of Commerce, Jan 2026). The landscape is being reshaped by “interest e-commerce,” where live-streaming integration has captured significant market share.

Across the region, B2C e-commerce sales are projected to approach $4.83 trillion by 2029 (Statista, 2025). High-growth markets like Vietnam (32.9% CAGR) and Thailand (27.4% CAGR) are leading the charge (eMarketer, Nov 2025).

Three major trends shape the market in 2026:

●	Mobile Commerce Maturity: 78% of transactions now occur on mobile devices (Google & Temasek, 2025), with India (75.8%) and China (71.4%) as top mobile shoppers (Mastercard, Q4 2025).

●	Social Commerce as Standard: APAC live commerce GMV is expected to reach $423 billion, with conversion rates 8-10x higher than traditional e-commerce (KPMG & Alibaba, 2026; McKinsey, 2025).

●	Cross-Border Growth: Cross-border transactions will account for 35% of APAC e-commerce GMV by 2026 (ITC, 2025).

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

Employees

As of December 31, 2025, we had 116 full time employees. We have entered into written employment contracts with all of our employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

The following table sets forth a breakdown of employees categorized by function as at December 31, 2025:

Department	Headcount	Percentage of Total
Human Resource and General Management Department	5	4.3%
Financial Management Department	6	5.2%
Investor Relations and Legal Department	2	1.7%
Research and Development Department	39	33.6%
Content Marketing and Live Streaming Department	22	19.0%
CHEERS Platform and e-Mall Department	42	36.2%
Total	116	100.00%

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

As of December 31, 2025, we own five (5) patents in the PRC, 82 registered trademarks in the PRC, and 10 registered trademarks in Hong Kong. In addition, as of December 31, 2025, we had 84 registered copyrights in the PRC (including 70 software copyrights relating to various aspects of our operations and 14 artwork copyrights). The software and artwork are crucial to our business.

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

On July 31, 2025, the SAMR promulgated the Announcement of the State Administration for Market Regulation on Issuing the Compliance Guidelines for Fee Practices of Online Transaction Platforms, which became effective on the same date. Pursuant to the announcement, online trading platform operators shall, in accordance with relevant laws, regulations and rules, in light of their operating costs, and based on factors such as their service agreements, transaction rules and transaction practices, reasonably set fee standards following the principles of fairness, legality, and good faith, while fully considering the operating conditions of on-platform business operators. Online trading platform operators shall prominently and continuously display platform fee items, rules, standards, and other platform service agreement content or transaction rule information, or links to such information on their homepage to on-platform business operators, and ensure that the on-platform business operators can conveniently and completely view and download such information. Where online trading platform operators charge on-platform business operators for the provision of online business spaces, transaction matching, information publication, or other services, they shall provide the on-platform business operators with the specific fee items, standards, amounts, and other fee details. When a online trading platform operator modifies the content of its platform service agreement or transaction rules related to fee items, rules, or standards, it shall publicly solicit opinions in a prominent position on its homepage, disclose the proposed modifications and the reasons therefor, and take reasonable measures to ensure that all relevant stakeholders can fully express their opinions in a timely manner. The public notice period shall be no less than 7 days. If an on-platform business operator does not accept the modifications and requests to exit the platform, the online trading platform operator shall not obstruct the operator, and both the online trading platform operator and the on-platform business operator shall bear the relevant responsibilities in accordance with the agreement prior to the modifications.

Filing by Third-Party Platform Providers for Online Food Trading

In July 2016, the State Food and Drug Administration, or SFDA, promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, last amended in March 2025, pursuant to which a third-party platform provider for online food trading in the PRC is required to file a record with the food and drug administration at the provincial level and obtain a filing number. If an online food trading third-party platform provider fails to complete such filing, the provider may be ordered to make rectifications and given a warning by the competent food and drug administration, and failure to make such rectification may be subject to fines ranging from RMB5,000 to RMB30,000. As of March 18, 2019, Xing Hui Beijing has completed the required filing formalities with the competent food and drug administration.

Regulations Relating to Product Quality and Consumer Rights Protection

Based on the PRC Consumer Rights and Interests Protection Law, as amended and effective in March 2014, and the Supervision and Administrative Measures on Online Trading, or Online Trading Measures, by State Administration for Market Regulation, or SAMR, as amended and effective in May, 2025, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. Each online transaction platform operator shall establish an inspection and monitoring system for platform-based operators and commodity or service information released thereby; and where any commodity or service information in the platform violates laws, regulations or rules on market regulation, damages state interests and public interests, or goes against public order and good customs as identified, it shall legally take necessary disposal measures, keep relevant records, and inform the department for market regulation at or above the county level where the platform is domiciled. Furthermore, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

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

Regulations on the Media Industry

Program Content

According to the Provisions on the Administration of Radio and Television Program Production promulgated by the State Administration of Radio, Film and Television, or SARFT, on July 19, 2004 and took effect in August 20, 2004, and was amended on August 28, 2015, October 29, 2020 and June 3, 2025, entities engaging in (i) the production of television programs, such as feature programs, general programs, drama series and animations, and (ii) the trading activities and agency services on the copyrights of such programs, must first obtain preliminary approval from the SARFT or our provincial branches for license. Horgos and Xing Hui Beijing have obtained the required approvals accordingly.

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

The Administrative Measures for Online Advertising further provides that an online ad shall be identifiable so that it can be clearly identified by consumers as an advertisement. Any paid search ad for a product or service shall be prominently indicated as an “advertisement’’ by the advertising publisher to distinguish it from natural search results. When publishing an online ad in forms such as in pop-up form, the advertiser and the advertising publisher shall prominently display a close symbol to ensure that it can be closed in one click. It is prohibited to deceive or mislead users into clicking or browsing an ad through certain means.

For those who violate the Administrative Measures for Online Advertising, they may be subject to punishment, including but not limited to fines, confiscating advertising fees, suspension of advertisement publishing business, or revocation of business licence.

Regulations Related to Internet Information Security and Privacy Protection

On 28 May 2020, the National People’s Congress approved the Civil Code of the PRC (the“Civil Code’’),which has come into effect on 1 January2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organisation or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.

The Cyber Security Law of the PRC (《中华人民共和国网络安全法》) (the “Cyber Security Law’’), which was promulgated on 7 November 2016, came into effect on 1 June 2017 and amended on October 28, 2025, requires that when constructing and operating a network, or providing services through a network, technical measures and other necessary measures shall be taken in accordance with laws, administrative regulations and the compulsory requirements set forth in national standards to ensure the secure and stable operation of the network, to effectively cope with cyber security events, to prevent criminal activities committed on the network, and to protect the integrity, confidentiality and availability of network data. The Cyber Security Law emphasises that any individuals and organisations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Cyber Security Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations. Any violation of the provisions and requirements under the Cyber Security Law may subject an internet service provider to rectifications, warnings, fines, confiscation of illegal gains, revocation of licences, cancellation of qualifications, closedown of websites or even criminal liabilities.

The Data Security Law of the PRC (《中华人民共和国数据安全法》) (the “Data Security Law’’) was passed by the SCNPC on 10 June 2021 and came into effect on 1 September 2021. The Data Security Law requires the data processor to establish and improve a whole-process data security management system, organise data security education and training, and take corresponding technical measures and other necessary measures to safeguard data security. In conducting data processing activities by using the internet or any other information network, the data processor shall perform the above data security protection obligations on the basis of the hierarchical cybersecurity protection system. Any violation of the provisions and requirements under the Data Security Law may subject a data processor to rectifications, warnings, fines, suspension of the related business, revocation of licences or even criminal liabilities.

The Personal Information Protection Law of the PRC (《中华人民共和国个人信息保护法》) (the “Personal Information Protection Law’’) was passed by the SCNPC on 20 August 2021 and has come into effect on 1 November 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances, such as when (i) the individual’s consent has been obtained; (ii) the processing is necessary for the conclusion or performance of a contract to which the individual is a party; (iii) the processing is necessary to fulfil statutory duties and statutory obligations; (iv) the processing is necessary to respond to public health emergencies or protect natural persons’ life, health and property safety under emergency circumstances; (v) personal information is processed within a reasonable scope to conduct news reporting, public opinion-based supervision, and other activities in the public interest; (vi) the personal information that has been made public is processed within a reasonable scope in accordance with this Law; or (vii) under any other circumstance as provided by any law or regulation. It also stipulates the obligations of a personal information processor. Any violation of the provisions and requirements under the Personal Information Protection Law may subject a personal information processor to rectifications, warnings, fines, suspension of the related business, revocation of licences, being entered into the relevant credit record or even criminal liabilities.

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

On December 25, 2025, the Ministry of Industry and Information Technology and seven other state departments jointly promulgated the Circular on Issuing the Implementation Opinions on the Special Action of Artificial Intelligence Manufacturing (《关于印发<“人工智能制造“专项行动实施意见>的通知》). The circular clarifies the aim to promote the deep integration between scientific and technological innovation in AI and industrial innovation, achieve mutual empowerment between AI technologies and manufacturing applications. Besides, the circular sets out detailed guidance and planned development direction of the Artificial Intelligence industry in the future years in China, for instance, expand and promote high-value application scenarios of AI.

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

As of December 31, 2025, we had five (5) invention patents in the PRC.

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

As of December 31, 2025, we had seventy (70) registered software copyrights and fourteen (14) artwork copyrights.

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

As of December 31, 2025, we had eighty-two (82) registered trademarks in the PRC and ten (10) registered trademarks in Hong Kong.

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

As of December 31, 2025, we had 12 domain names in PRC.

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

PRC High and New Technology Enterprises

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

In May 2022 and December 2022, Leshare Star (Beijing) Technology Co., Ltd.（悦享星光（北京）科技有限公司）was recognized as qualified high and new technology enterprise (“国家专精特新企业”) by National Ministry of Industry and Information Technology, National Ministry of Science and Technology, which entitles it certain preferential treatments, subject to certain qualification criteria, from 2022 to 2025.

In April 2024, Glory Star Media (Beijing) Co., Ltd (耀世星辉（北京）传媒有限公司) was recognized as qualified high and new technology enterprise (“国家专精特新企业”) by National Ministry of Industry and Information Technology, National Ministry of Science and Technology, which entitles it certain preferential treatments, subject to certain qualification criteria, from 2024 to 2027.

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

Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other PRC sourced passive income of non-resident enterprises. The Implementation Rules reduced the rate from 20% to 10%. The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the “beneficial owner” under the Arrangement. Notice on the Implementation of the Fifth Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, Notice on the Implementation of the Fourth Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (Announcement [2019] No.51 of the State Administration of Taxation), Announcement of the State Administration of Taxation on the Implementation of the Third Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, Announcement [2011] No.1, Notice on the Implementation of the Second Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (Guo Shui Han [2008] No. 685) and Circular of the State Administration of Taxation on Interpreting and Implementing Some Clauses in the Arrangement between Mainland China and Hong Kong SAR concerning Avoiding Double Taxation and Preventing Tax Evasion on Income(Guo Shui Han [2007] No. 403), which was partially repealed on January 4, 2011 and August 27, 2015, have amended the Arrangement accordingly.

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

The following diagram illustrates our corporate structure as of December 31, 2025. Unless otherwise indicated, equity interests depicted in this diagram are held 100%. The relationships between WFOE and Xing Cui Can, and WFOE and Horgos as illustrated in this diagram are governed by the VIE Contracts and do not constitute equity ownership.

On June 13, 2025, we dissolved Horgos Glary Prosperity Culture Co., Ltd. Beijing Branch due to its inactive operations. For the year ended December 31, 2025, we recognized minimal gain arising from the dissolution and recorded in the account of “other income, net” in the consolidated statements of income and comprehensive income.

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

D. Property, Plants and Equipment

Our principal executive office is located at 19F, Xinhua Technology Building, No. 8 Tuofangying Road, Jiangtai, Chaoyang District, Beijing, People’s Republic of China, which has approximately 985 square meters of office space. As of December 31, 2025, we also rent an additional three (3) facilities primarily used for office space. We lease a total of 1233.27 square meters of office space, including our principal executive office. We pay monthly rent of approximately $11,768.14per month. We believe that our current offices are suitable and adequate to operate our business at this time. We do not own any real property.

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

On May 12, 2025, the shareholders of the Company, at the Annual General Meeting, approved to increase the number of authorized Class A share capital of the Company from US$200,000 to US$500,000, with the authorized share capital of the Company to be US$500,000 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each.

On October 2, 2025, the Company closed on a best efforts public offering for the sale of 253,731 units, each consisting of one Class A ordinary share of the Company, par value $0.05 per share, or in lieu thereof, a pre-funded warrant to purchase one Class A Ordinary Share (each a “Pre-Funded Warrant”), one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”) and one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”) for gross proceeds of approximately $8.5 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrants offered. As of December 31, 2025, the Company has issued 1,533,487 Class A Ordinary Shares in the offering.

On November 6, 2025, the Company closed on a registered direct offering for the sale of 3,750,000 Class A Ordinary Shares, or in lieu thereof, a pre-funded warrant to purchase one Class A Ordinary Share for gross proceeds of approximately $15 million, before deducting placement agent fees and other estimated expenses payable by us, including the pre-paid exercise price of the pre-funded warrants offered. As of December 31, 2025, the Company has issued 2,900,000 Class A Ordinary Shares in the offering.

Share Consolidation

On December 22, 2025, the Company effected a share consolidation at a ratio of one-for-fiftieth (50) ordinary shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.05 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company to be US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each. The Company has retroactively adjusted all share and per share data from ordinary share to Class A Ordinary Shares for all periods presented.

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

	For the Years Ended December 31,
	2025	2024	2023
Net revenues:
Cheers App Internet Business	$137,482	$135,796	$141,005
Traditional Media Business	11,353	11,400	11,322
Total consolidated net revenues	$148,835	$147,196	$152,327
Operating income:
Cheers APP Internet Business	$27,450	$25,218	$27,108
Traditional Media Business	2,267	2,118	2,177
Total segment operating income	29,717	27,336	29,285
Unallocated item (1)	(3,429)	(1,744)	-
Total consolidated operating income	$26,288	$25,592	$29,285

*	The unallocated item for the years ended December 31, 2025, 2024 and 2023 presents the share-based compensation for employees, which is not allocated to segments.

A. Operating Results

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance. The numbers are expressed in U.S. dollars in thousands, except for percentages.

For the years ended December 31, 2025 and 2024 (In U.S. dollars in thousands)

	For the Years Ended December 31,
	2025		2024		Change
	$	%	$	%	$	%
Revenues	148,835	100.00	147,196	100.00	1,639	1.1
Operating expenses:
Cost of revenues	(43,209)	(29.03)	(39,388)	(26.76)	(3,821)	9.7
Selling and marketing	(69,441)	(46.66)	(75,289)	(51.15)	5,848	(7.8)
General and administrative	(4,724)	(3.17)	(3,499)	(2.38)	(1,225)	35.0
Research and development	(5,173)	(3.48)	(3,428)	(2.33)	(1,745)	50.9
Total operating expenses	(122,547)	(82.34)	(121,604)	(82.62)	(943)	0.8

Income from operations	26,288	17.66	25,592	17.38	696	2.7

Other (expenses) income:
Interest income, net	69	0.05	262	0.18	(193)	(73.7)
Other (expenses) income, net	(663)	(0.45)	80	0.05	(743)	(928.8)
Total other (expenses) income	(594)	(0.40)	342	0.23	(936)	(273.7)
Income before income taxes	25,694	17.26	25,934	17.61	(240)	(0.9)
Income tax (expense) benefit	(73)	(0.05)	34	0.02	(107)	(314.7)
Net income	26,621	17.21	25,968	17.63	(347)	(1.3)

Revenues

For the years ended December 31, 2025 and 2024, we primarily generated revenues from three revenue streams: advertising, copyright licensing, and CHEERS e-Mall market service. For the years ended December 31, 2025 and 2024, 98.9% and 98.0% of our revenues derived from advertising services.

Our revenues for the year ended December 31, 2025 were approximately $148.7 million, representing an increase of approximately $1.6 million, or 1.1% from approximately $147.2 million for the year ended December 31, 2024. The increase in revenues was mainly caused by an increase of approximately $1.8 million in advertising revenues as a result of acquisition one major customer in the second half of 2024, leading to more revenues generated during the year of 2025. Our customers adopted cost saving strategies due to downward trend of macroeconomic environment.

We expect to further expand our customers base with our efforts to enhance brand recognition and user traffic generation, leading to more exposure and high popularity of our Apps.

Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

Cost of revenues consists primarily of production cost of TV series, short stream video, live stream and network drama, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of our online game and shopping platform CHEERS App such as bandwidth cost and amortization of intangible assets. Our cost of revenues increased by approximately $3.8 million, or 9.7%, from approximately $39.4 million for the year ended December 31, 2024 to approximately $43.2 million for the year ended December 31, 2025. The change in cost of revenues was primarily because (i) the increase was in line with the increase in revenues. However our gross margin decreased which was primarily due to decrease in the service fees to attract increasing orders placed by our advertising customers in the year of 2025. We expect to achieve a further increase in advertising revenues with our continuous investment in advertising business. However, it may take time to make further investments before we generate revenues.

Our sales and marketing expenses primarily consist of salaries and benefits of sales department, user acquisition expense, advertising fee, travelling expense and CHEERS e-Mall marketing expense. Our sales and marketing expenses decreased by approximately $5.9 million, from approximately $75.3 million for the year ended December 31, 2024 to approximately $69.4 million for the year ended December 31, 2025. The decrease was mainly caused by a decrease of promotion campaigns expenses of approximately $5.6 million because we believe higher promotion campaigns expenses may not achieve expected effects given the customers adopted cost saving strategies and a decrease of approximately $0.2 million in other expenses incurred by sales persons as a result of cost saving strategies within the Company.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management, provision of expected credit losses, impairment of intangible assets and professional service fees. Our general and administrative expenses increased by approximately $1.2 million, to approximately $4.7 million for the year ended December 31, 2025 from approximately $3.5 million for the year ended December 31, 2024. The change was primarily caused by impairment of software of approximately $1.2 million.

Our research and development expenses consist primarily of salaries and benefits for our research and development department. Research and development expenses for the years ended December 31, 2025 and 2024 were approximately $5.2 million and approximately $3.4 million, respectively. Such increase was primarily due to the continued investment in the IT infrastructure, user-friendliness upgrades, and continual implementation on content driven strategies.

Income tax (expense) benefits

Income tax expenses for the year ended December 31, 2025 were approximately $73,000 because we reversed deferred tax assets arising from allowance for expected credit losses of accounts receivables doubtful receivables as a result of collection of these receivables from our customers. Income tax benefits for the year ended December 31, 2024 were approximately $34,000 because we recognized deferred tax benefits arising from allowance of prepayments.

Net Income

As a result of the foregoing, we had a net income of approximately $25.6 million in the year ended December 31, 2024, as compared to a net income of approximately $26.0 million in the year ended December 31, 2024.

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

B. Liquidity and Capital Resources

As of December 31, 2025 and 2024, our principal sources of liquidity were cash and cash equivalents of approximately $242.1 million and $197.7 million, respectively. Working capital at December 31, 2025 was approximately $334.8 million. For the year ended December 31, 2025, we also raised net proceeds of approximately $21.0 million from a best efforts public offering and a registered direct offering. We intend to use these proceeds for general working capital and other general corporate purposes, including, but not limited to, sales and marketing expenses for user acquisition and to develop our overseas expansion plans.

On October 2, 2025, the Company closed on a best efforts public offering for the sale of 253,731 units, each consisting of one Class A ordinary share of the Company, par value $0.05 per share, or in lieu thereof, a pre-funded warrant to purchase one Class A Ordinary Share (each a “Pre-Funded Warrant”), one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”) and one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”) for gross proceeds of approximately $8.5 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrants offered. As of December 31, 2025, the Company has issued 1,533,487 Class A Ordinary Shares in the offering.

On November 6, 2025, the Company closed on a registered direct offering for the sale of 3,750,000 Class A Ordinary Shares, or in lieu thereof, a pre-funded warrant to purchase one Class A Ordinary Share for gross proceeds of approximately $15 million, before deducting placement agent fees and other estimated expenses payable by us, including the pre-paid exercise price of the pre-funded warrants offered. As of December 31, 2025, the Company has issued 2,900,000 Class A Ordinary Shares in the offering.

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

Substantially all of our cash and cash equivalents as of December 31, 2025 were held in China, of which all are denominated in Renminbi (RMB). In addition, we are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and VIEs in China. As a result, our ability to pay dividends, if any, depends upon dividends paid by our wholly-owned subsidiaries. We do not anticipate to pay any dividends in the future as any net income earned will be reinvested in the Company. In addition, our WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our WFOE to business development and do not plan to request dividend distributions from the WFOE.

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

Cash Flows

The following table summarizes our cash flows for the years indicated. The numbers are expressed in U.S. dollars in thousands, except for percentages.

	For the Years Ended December 31, (In U.S. dollars in thousands)
	2025	2024	2023
Net cash provided by operating activities	$25,025	$22,875	$42,174
Net cash used in investing activities	(7,797)	(24,862)	(3)
Net cash provided by financing activities	17,824	10,551	82,021
Effect of exchange rate changes	9,370	(5,429)	(149)
Net increase in cash and cash equivalents	44,422	3,135	124,043
Cash and cash equivalents, at beginning of year	197,660	194,525	70,482
Cash and cash equivalents, at end of year	$242,082	$197,660	$194,525

We primarily fund our operations from our net revenues, bank loans and equity financing through private placements. For the years ended December 31, 2025, 2024 and 2023, our accounts receivable decreased by approximately $1.5 million, $1.9 million and $15.2 million, respectively. We intend to continue focusing on timelier collections of account receivable which should enhance our cash flows. We anticipate that the major capital expenditure in the near future is for the further enhancement of our CHEERS App. For the years ended December 31, 2025, 2024 and 2023, our prepayments and other current assets increased by approximately $14.0 million, $0.5 million and $22.3 million, respectively. The changes were primarily caused by changes in prepayments to our vendors for customer acquisition.

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

Operating Activities

Net cash provided by operating activities was approximately $25.0 million for the year ended December 31, 2025. This consisted primarily of (i) net income of approximately $25.6 million adjusted for non-cash depreciation and amortization expense of approximately $6.9 million, reversal of expected credit losses of approximately $2.9 million, impairment of intangible assets of approximately $1.2 million and share-based compensation expenses of approximately $3.4 million, and (ii) net changes in our operating assets and liabilities, principally consisting of a decrease of accounts receivable of approximately $1.5 million because we improved collection from customers, an increase of prepayments and other current assets of approximately $3.1 million due to increased prepayments to our vendors as a result of orders placed by our customers, and a decrease of other tax payable of approximately $6.7 million with an increase of payment of value-added tax expenses.

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

Investing Activities

Net cash used in investing activities was approximately $7.8 million for the year ended December 31, 2025, which was primarily incurred for purchase of intangible assets of approximately $7.8 million.

Net cash used in investing activities was approximately $24.9 million for the year ended December 31, 2024, which was primarily incurred for purchase of intangible assets of approximately $24.9 million.

Net cash used in investing activities was approximately $3,000 for the year ended December 31, 2023, which was primarily incurred for purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was approximately $17.8 million for the year ended December 31, 2025, which was primarily attributable to proceeds of $21.0 million from issuance of ordinary shares in connection with a private placements, proceeds of approximately $7.7 million from short-term bank loans and proceeds of approximately $1.7 million from related parties, partially offset by repayments of short-term bank loans of approximately $12.5 million.

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

Capital Expenditures

Our capital expenditures were approximately $10.8 million, $24.9 million and $3,000 for the years ended December 31, 2025, 2024 and 2023,  respectively. In these periods, our capital expenditures were mainly used to purchase property, equipment and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.

C. Research and development

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We compete aggressively for engineering talent and work closely with top IT firms through outsourcing to address challenges such as AI recommended search engine, block chain scoring e-mall, network games battle platform, data warehouse, social networking E-commence V3.0, video media warehouse. In the years ended December 31, 2025, 2024 and 2023, our research and development expenditures were approximately $5.2 million, $3.4 million and $1.6 million, respectively. In addition, intangible asset was approximately $56.8 million and $40.5 million as of December 31, 2025 and 2024, respectively. The increase in intangible assets was a result of the capitalization of research and development expenditures. We plan to continue investing in and improving our CHEERS App to further increase user friendliness, functionality and efficiency.

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

Name	Age	Position
Bing Zhang	58	Director (Chairman), Chief Executive Officer and interim Chief Finance Officer
Jia Lu	45	Director and Senior Vice President of Glory Star Media (Beijing) Co., Ltd.
Ke Chen	47	Independent Director
Zhihong Tan	58	Independent Director
Yong Li	56	Independent Director

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

B. Compensation

In 2025, we paid an aggregate of $90,271.36 in cash to our executive officers. We did not grant any awards under our equity incentive plans to our executive officers in 2025. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Equity Compensation Plan Information

On February 14, 2020, our board of directors approved our 2019 Equity Incentive Plan (“2019 Plan”), which was approved by our shareholders on December 23, 2019. The 2019 Plan allows for the award of stock and options, up to 7,466 Class A Ordinary Shares. As of December 31, 2025, there are no Class A Ordinary Shares available for issuance under the 2019 Plan.

On July 15, 2024, our board of directors approved our 2024 Equity Incentive Plan (“2024 Plan”), which was approved by our shareholders on August 28, 2024. The 2024 Plan allows for the award of stock and options, up to 40,000 Class A Ordinary Shares. As of December 31, 2025, awards representing 27,000 Class A Ordinary Shares have been issued under the 2024 Plan.

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

Compensation of Non-Executive Directors

We entered into respective independent director agreements with our independent directors, Messrs. Zhihong Tan, Yong Li and Ke Chen in connection with their appointments as independent directors of the Company. Pursuant to the independent director agreements, each independent director shall be entitled to a fee of $2,000 per month ($24,000 per year). In addition, we also granted each independent director 4 of our Class A Ordinary Shares pursuant to the terms and conditions of a restricted stock award agreement pursuant to our 2019 Equity Incentive Plan. Each independent director is also entitled to reimbursement for-out of-pocket expenses incurred. In 2025, we paid an aggregate of $72,000 in cash to our independent directors. We did not grant any restrictive stock units or other equity awards under our 2024 Plan to our independent directors in 2025.

Employment Agreements with Executive Officers

We entered into an Employment Agreement with our chief executive officer, Bing Zhang, effective December 20, 2019. Mr. Zhang is an “at-will” employee.

Glory Star Media (Beijing) Co., Ltd entered into an Employment Agreement with our Director and its Senior Vice President, Jia Lu, effective December 20, 2019. Mr. Lu is an “at-will” employee.

There were no performance based cash bonuses paid for years ended December 31, 2025 and 2024.

For the year ended December 31, 2025, no equity awards were granted to our executive officers under the 2019 Plan or 2024 Plan.

C. Board Practices

Board of Directors

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office for Class I directors, consisting of Messrs. Jia Lu and Zhihong Tan, will expire at the 2026 annual meeting. The term of office of the Class II directors, consisting of Messrs. Yong Li and Bing Zhang, unless re-elected will expire at the 2027 annual meeting, and the term of office of the Class III directors, consisting of Mr. Ke Chen will expire at the 2028 annual meeting.

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

Special Committee

Our Board of Directors received the following non-binding proposals (the “Non-Binding Proposals”): (i) a preliminary non-binding proposal letter, dated November 1, 2025, from Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd., an existing shareholder of the Company, proposing to acquire all of the outstanding Class A Ordinary Shares for US$0.56 in cash per Class A Ordinary Share, and (ii) a preliminary non-binding proposal letter, dated November 4, 2025, from Excel Ally Ventures Limited proposing to acquire all of the outstanding Class A Ordinary Shares for US$0.52 in cash per Class A Ordinary Share. We have established a special committee of the board of directors, which consists of Messrs. Bing Zhang, Zhihong Tan and Yong Li. Mr. Zhang is our chairman and chief executive officer, and Messrs. Tan and Li are each an independent director under NASDAQ’s listing standards, all of whom are disinterested directors with respect to the Non-Binding Proposals. Mr. Zhang is the Chairperson of the special committee. The purpose of the special committee is to evaluate and consider the Non-Binding Proposals as well as other potential strategic alternatives that the Company may pursue which may be more beneficial for the Company. The Special Committee will have the right to retain advisors, including an independent financial advisor and independent legal counsel, to assist it in its evaluation.

In December 2025, both offerors indicated that, due to material adverse changes in our share price and dilution of our share capital, the current circumstances are fundamentally different from those existing at the time of the original proposals. Consequently, the offerors are unable to proceed with the transaction under the previously offered terms. The offeror stated that they would re-evaluate the feasibility of any potential transaction based on the Company's subsequent developments, subject to further review and decision by their respective internal investment committees.

In March 2026, the Special Committee determined to formally cease all discussions and considerations regarding the Non-Binding Proposals, and Mr. Zhang has notified the offerors accordingly.

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

D. Employees

As of December 31, 2025, we had 116 full-time employees. The table below sets forth a breakdown of the numbers of employees by functions as of December 31, 2025:

Department	Headcount	Percentage of Total
Human Resource and General Management Department	5	4.3%
Financial Management Department	6	5.2%
Investor Relations and Legal Department	2	1.7%
Research and Development Department	39	33.6%
Content Marketing and Live Streaming Department	22	19.0%
CHEERS Platform and e-Mall Department	42	36.2%
Total	116	100.00%

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The calculations in the table below are based on 4,686,248 Class A Ordinary Shares and 500,000 Class B Ordinary Shares outstanding as of March 16, 2026.

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

	Class A Ordinary Shares	Percentage of Beneficial Ownership of Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership of Class B Ordinary Shares	Percentage of Aggregate Voting Power**
Name and Address(1) of Beneficial Owner	Number	%	Number	%	%
Directors and Officers
Bing Zhang(2)	39,426	* %	500,000	100.0%	91.5%
Jia Lu(3)	13,109	*	-	-	*
Ke Chen	4	*	-	-	*
Zhihong Tan	4	*	-	-	*
Yong Li	4	*	-	-	*
All directors and executive officers as a group (five individuals):	52,547	1.1%	500,000	100.0%	91.5%

5% or more holder(s)			-	-
Brueckner Frank Ulrich(4)	560,024	12.0%	-	-	1.0%
Michael Bigger(5)	275,340	5.9%	-	-	*

*	Less than 1%

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares voting together as a single class. Each holder of our Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 100 votes per share. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class A and Class B Ordinary Shares are not convertible.

(1)	Unless otherwise indicated, the business address of each of the individuals is 19th Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

(2)	Mr. Bing Zhang is our chairman, chief executive officer and interim chief financial officer. Represents (i) 1,520 Class A Ordinary Shares held by Mr. Zhang in street name, and (ii) 37,906 Class A Ordinary Shares held by Happy Starlight Limited (“HSL”), of which Mr. Zhang is the sole shareholder and director.

(3)	Mr. Jia Lu is our director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Represents (i) 1 Class A Ordinary Shares held by Mr. Lu in street name, and (ii) 13,108 Class A Ordinary Shares held by Enjoy Starlight Limited, of which Mr. Lu is the sole shareholder and director.

(4)

Based on information available on Schedule 13G filed by Mr. Ulrich on January 30, 2026. Represents 560,024 Class A Ordinary Shares beneficially held by Mr. Ulrich. The address of the Reporting Persons is Im Hebetal 12

D 07778 Tautenburg, Germany.

(5)	Mr. Bigger is the managing member of Bigger Capital Fund GP, LLC (“Bigger GP”), which is the general partner of Bigger Capital Fund, LP (“Bigger Capital”), and the managing member of District 2 Holdings LLC (“District 2 Holdings”), which is the managing member of District 2 GP LLC (“District 2 GP”), the general partner of District 2 Capital Fund LP (“District 2 CF”). Based on information available on Amendment No. 1 to Schedule 13G jointly filed by Mr. Bigger, Bigger Capital, Bigger GP, District 2 CP, District 2 Capital LP, the investment manager of District 2 CF, District 2 GP, and District 2 Holdings (collectively, the “Reporting Persons”) with the SEC on February 11, 2026. Represents 275,340 Class A Ordinary Shares, consisting of (i) 137,670 Class A Ordinary Shares beneficially owned by Bigger Capital, and (ii) 137,670 Class A Ordinary Shares beneficially owned by District 2 CF. Does not include 525,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation and are beneficially owned by District 2 CF. The address of the Reporting Persons is 11700 West Charleston Blvd., #170-659, Las Vegas, NV, 89135.

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

Except as otherwise disclosed below or referenced in this annual report, there were no related party transaction in 2024 and 2025.

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

Amounts Due to Chairman

For the years ended December 31, 2025 and 2023, the Company borrowed loans of $700 and $1,600 from Mr. Bing Zhang, respectively. The borrowings were interest free and were repayable on demand and did not require of guarantees or pledges from the Company. For the year ended December 31, 2024, the Company repaid loans of $500 to Mr. Bing Zhang.

For the years ended December 31, 2025, the Company also borrowed loans of $950 from Happy Starlight Limited. The borrowing was interest free and were repayable on demand and did not require of guarantees or pledges from the Company.

Loan Guarantee

As of December 31, 2025, the guarantee information for bank borrowings were as below:

The loans from Huaxia Bank Co., Ltd. West Railway Station Branch were guaranteed by Beijing Zhongguancun Technology Financing Guarantee Co., Ltd, and Mr. Bing Zhang, the Chairman of the Company’s board of directors.

The loans from China Citic Bank were guaranteed by Horgos and Mr. Bing Zhang.

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

On October 1, 2025, the Company priced a best efforts public offering for the sale of 253,731 units, each consisting of one Class A Ordinary Share, a pre-funded warrant (each a “Pre-Funded Warrant”), one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”) and one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”) for aggregate gross proceeds to the Company of approximately $8.5 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrants offered. Each of the Series A Warrant and the Series B Warrant had an initial exercise price of $0.7035 per Class A Ordinary Share and are exercisable beginning on the date of the issuance date and will expire on the one-year anniversary of the issuance date. The exercise price of the Series A and Series B Warrants and the number of Class A Ordinary Shares issuable upon exercise of the Series A and Series B Warrants will be also be subject to adjustment in the event of share subdivisions, share dividends and other recapitalization events. If at the time of any exercise of either the Series A or Series B Warrants, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Class A Ordinary Shares underlying the Series A and Series B Warrants to the holder, in lieu of making the cash payment to us upon such exercise, the holder may elect instead to receive upon a “cashless exercise” (either in whole or in part) the number of Class A Ordinary Shares determined according to the formula set forth in the Series A and Series B Warrants. A holder of the Series B Warrants may also effect an exercise at a “zero exercise price” at any time while the Series B Warrants are outstanding. Under the zero exercise price option, the holder of Series B Warrants has the right to receive 0.10247 Class A Ordinary Shares for each Series B Warrant exercised, which will be more than such number of Class A Ordinary Shares that is issuable upon cash exercise or cashless exercise. Under the zero exercise price option of the Series B Warrants, the maximum number of Class A Ordinary Shares that may be issued to the holders of Series B Warrants is 1,300,000 in the aggregate. The offering closed on October 2, 2025.

On November 5, 2025, we priced a registered direct offering for the sale of our Class A Ordinary Shares or pre-funded warrants in lieu thereof for aggregate gross proceeds to the Company of approximately $15 million, before deducting placement agent fees and other estimated expenses payable by us, including the pre-paid exercise price of the pre-funded warrants offered. The offering was comprised of 3,750,000 Class A Ordinary Shares, or in lieu thereof, a pre-funded warrant to purchase one Class A Ordinary Share. The offering closed on November 6, 2025.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers and directors are exempt from short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing profit recovery provision contained in Section 16 of the Exchange Act . In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Concentration Risk

The Company has a concentration of its revenues and receivables with specific customers. For the year ended December 31, 2025, six customers accounted for 22%, 17%, 16%, 16%, and 10% of the Company’s total revenue, respectively. For the year ended December 31, 2024, five customers accounted for 24%, 21%, 16%, 15% and 11% of the Company’s total revenue, respectively. For the year ended December 31, 2023, four customers accounted for 25%, 17%, 13% and 12% of the Company’s total revenue, respectively.

As of December 31, 2025, four customers accounted for 22%, 20%, 19% and 14% of the net accounts receivable balance, respectively. As of December 31, 2024, four customers accounted for 24%, 22%, 16% and 13% of the net accounts receivable balance, respectively.

As of December 31, 2025, two vendors accounted for 44% and 41% of the accounts payable, respectively. As of December 31, 2024, three vendors accounted for 53%, 27% and 11% of the accounts payable, respectively.

Risks related to our VIE structure

Uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

On May 12, 2025, at our annual general shareholder meeting of Cheer Holding, Inc., our shareholders authorized and approved an increase in the number of authorized Class A ordinary shares, par value US$0.001 per share, from 200,000,000 to 500,000,000. In connection with this approval, the shareholder resolution (“Amendment Resolution”) was filed with the Registrar of Companies of the Cayman Islands on May 13, 2025, and incorporated into the Third Amended and Restated Memorandum and Articles of Association (the “MAA”). This filing of the Amendment Resolution to the MAA effected an increase of the Company’s authorized share capital from US$200,700, divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”), and 2,000,000 preferred shares of a par value of US$0.0001 each, to US$500,700, divided into 500,000,000 Class A Shares, 500,000 Class B Shares, and 2,000,000 preferred shares of a par value of US$0.0001 each.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weakness described below, as of December 31, 2025, our disclosure controls and procedures were not effective. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2025, we identified a material weakness related to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”), (ii) SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, and (iii) a lack of separation of duties. We currently do not have a Chief Financial Officer, and Mr. Bing Zhang, our Chairman and Chief Executive Officer, has assumed responsibility for our principal financial and accounting functions. Until we are able to engage a qualified financial officer, and/or engage additional qualified financial reporting and accounting personnel, we may continue to experience material weaknesses in our disclosure controls.

Because of the material weaknesses described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm. We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on December 31, 2023. However, since our public float was not over $75 million as of June 30, 2025, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2025.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, a material weakness described above was identified in our internal control over financial reporting as of December 31, 2025. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

	For the Fiscal Years Ended December 31,
	2024	2025
	(in thousands of U.S. Dollars)
Audit Fees(1)	$225	$200
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$225	$200

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with the issuance of the consent letter for our S-8 and F-3 filings with SEC.

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

Cybersecurity Governance

Our board of directors currently do not oversee our cybersecurity program, and have delegated the oversight to Horgos which established its Information Security Committee headed by Jia Lu to be the head of the committee. The Information Security Committee will provide the board of directors occasional updates on the effectiveness of our cybersecurity program.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Cheer Holding, Inc., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Notice and Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed with the Commission on September 10, 2024).
1.2	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the Commission on February 21, 2020).
1.3	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.1 to the Form 6-K filed with the Commission on November 8, 2023).
1.4	Amendment Resolution to the Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed with the Commission on May 15, 2025)
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
2.2*	Description of Securities
4.1	Share Exchange Agreement, dated as of September 6, 2019 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with Commission on September 12, 2019)
4.2	Offer To Purchase for Cash by TKK Symphony Acquisition Corporation (incorporation by reference to Exhibit 99.1.(a)(1)(D) to Schedule TO, as amended, filed with the Commission on February 19, 2020)
4.3	Amendment to the Share Exchange Agreement, dated December 29, 2020 (incorporated by reference to Exhibit 99.1 to Form 6-K, filed with the Commission on December 30, 2020)
4.4	Technical Service Contract, dated January 2019, by and between Leshare Star (Beijing) Technology Co., Ltd. and Beijing Xiaomi [Little Bee] Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 to Form 8-K, filed with the Commission on February 21, 2020)
4.5	Annual Framework Contract for Video Production, dated October 31, 2019, by and between Guangxi JD Xinjie E-commerce Co., Ltd. and Leshare Star (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 to Form 8-K, filed with the Commission on February 21, 2020)
4.6	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 to Form S-1/A, filed with the Commission on August 6, 2018)
4.7+	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to Form 10-K, filed with the Commission on March 31, 2020)
4.8+	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on March 17, 2020)
4.9+	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on March 17, 2020)
4.10+	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to Form 10-K, filed with the Commission on March 31, 2020)

4.11	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on April 23, 2020)
4.12+	Form of Restricted Stock Bonus Grant Notice and Agreement under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on June 1, 2020)
4.13	Amendment No. 1 to the Cheer Holding, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on June 1, 2020)
4.14*+	2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.20 to Form 20-F filed with the Commission on March 10, 2025)
4.15	Form of Pre-Funded Warrant (October) (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on October 2, 2025)
4.16	Form of Series A Warrant (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the Commission on October 2, 2025)
4.17	Form of Series B Warrant (incorporated by reference to Exhibit 4.3 to Form 6-K filed with the Commission on October 2, 2025)
4.18	Form of Securities Purchase Agreement (October) (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the Commission on October 2, 2025)
4.19	Form of Placement Agency Agreement (October) (incorporated by reference to Exhibit 10.2 to Form 6-K filed with the Commission on October 2, 2025)
4.20	Form of Pre-Funded Warrant (November) (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on November 6, 2025)
4.21	Form of Securities Purchase Agreement (November) (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the Commission on November 6, 2025)
4.22	Form of Placement Agency Agreement (November) (incorporated by reference to Exhibit 10.2 to Form 6-K filed with the Commission on November 6, 2025)
4.23	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Form 6-K filed with the Commission on November 6, 2025)
8.1*	Subsidiaries
11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Company’s Form 20-F filed with the Commission on March 10, 2025)
12.1*	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.
13.1*	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.**
15.1*	Consent of Assentsure PAC
15.2*	Consent of Enrome LLP
15.3*	Consent of Jingtian & Gongcheng
97+	Clawback Policy (incorporated by reference to Exhibit 97 to the Company’s Form 20-F filed with the Commission on March 14, 2024)
101.INS	Inline XBRL Instance Document (*)
101.SCH	Inline XBRL Taxonomy Extension Schema (*)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (*)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (*)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (*)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (*)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (*)

*	Filed herewith.

**	Furnished herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Date: March 20, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Cheer Holding, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cheer Holding, Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

/s/ Enrome LLP

Singapore

March 20, 2026

We have served as the Company’s auditor since 2024.

Assentsure PAC UEN – 201816648N 180B Bencoolen Street, #03-01 The Bencoolen, Singapore 189648

To the Shareholders and the Board of Directors of
Cheer Holding, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows of Cheer Holding, Inc. and its subsidiaries (collectively, the “Company”, formerly known as “Glory Star New Media Group Holdings Limited”) for the year ended December 31, 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

We were not engaged to audit, review, or apply any procedures to the adjustments to the 2023 amounts and disclosures added to retrospectively apply the change in accounting related to the share reclassification of Class A and Class B ordinary shares and the share consolidation as described in Note 1. Accordingly, we do not express an opinion or any other form of assurance on whether such adjustments are appropriate or whether the accounting treatment has been properly applied. Those adjustments were audited by other auditors.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Assentsure PAC

We have served as the Company’s auditor since 2021

Singapore,

March 14, 2024

PCAOB ID Number 6783

CHEER HOLDING, INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$242,082	$197,660
Accounts receivable, net	79,681	77,074
Prepayment and other current assets, net	44,822	30,834
Total current assets	366,585	305,568

Property, plant and equipment, net	17	33
Intangible assets, net	34,734	40,531
Deferred tax assets	-	72
Unamortized produced content, net	17	16
Right-of-use assets	261	371
Other non-current assets	77	-
Total non-current assets	35,106	41,023
TOTAL ASSETS	$401,691	$346,591

Liabilities and Shareholders’Equity
Current liabilities:
Short-term bank loans	$6,435	$9,590
Accounts payable	2,744	2,039
Contract liabilities	1	27
Accrued liabilities and other payables	444	1,941
Due to related parties	2,753	1,100
Other taxes payable	19,285	25,095
Lease liabilities current	127	109
Total current liabilities	31,789	39,901

Long-term bank loan	-	1,370
Lease liabilities non-current	134	250
Total non-current liabilities	134	1,620
TOTAL LIABILITIES	$31,923	$41,521

Shareholders’ Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 shares authorized as of December 31, 2025 and 2024; nil and nil shares issued and outstanding as of December 31, 2025 and 2024, respectively)	$-	$-
Class A Ordinary shares (par value of $0.05 per share; 500,000,000 shares and 200,000,000 authorized as of December 31, 2025 and 2024, respectively; 4,686,248 and 205,711 shares issued and outstanding as of December 31, 2025 and 2024, respectively)*	234	10
Class B Ordinary shares (par value of $0.001 per share; 500,000 shares authorized as of December 31, 2025 and 2024; 500,000 and 500,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	-	-
Additional paid-in capital	137,734	113,485
Statutory reserve	1,411	1,411
Retained earnings	232,745	207,128
Accumulated other comprehensive loss	(2,441)	(17,041)
TOTAL CHEER HOLDING, INC SHAREHOLDERS’ EQUITY	369,683	304,993
Non-controlling interest	85	77
TOTAL SHAREHOLDERS’ EQUITY	369,768	305,070
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$401,691	$346,591

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation of Class A at a ratio of one-for-fiftieth (50) effective on December 22, 2025 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

CHEER HOLDING, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2025	2024	2023

Revenues	$148,835	$147,196	$152,327

Operating expenses:
Cost of revenues	(43,209)	(39,388)	(39,549)
Selling and marketing	(69,441)	(75,289)	(76,200)
General and administrative	(4,724)	(3,499)	(5,658)
Research and development	(5,173)	(3,428)	(1,635)
Total operating expenses	(122,547)	(121,604)	(123,042)

Income from operations	26,288	25,592	29,285

Other income (expenses):
Interest income, net	69	262	3
Change in fair value of warrant liability	-	-	86
Other (expenses) income, net	(663)	80	1,215
Total other (expenses) income	(594)	342	1,304

Income before income tax	25,694	25,934	30,589
Income tax (expense) benefit	(73)	34	(61)
Net income	25,621	25,968	30,528
Less: net gain attributable to non-controlling interest	4	2	51
Net income attributable to Cheer Holding, Inc.’s shareholders	$25,617	$25,966	$30,477

Other comprehensive gain (loss)
Unrealized foreign currency translation gain (loss)	14,604	(8,175)	(2,233)
Comprehensive income	40,225	17,793	28,295
Less: comprehensive gain (loss) attributable to non-controlling interests	8	(1)	3
Comprehensive income attributable to Cheer Holding, Inc.’s shareholders	$40,217	$17,794	$28,292

Earnings per ordinary share
Basic and dilutive*	$24.07	$125.72	$150.31

Weighted average shares used in calculating earnings per ordinary share
Basic and dilutive*	1,064,433	206,544	172,750

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation of Class A at a ratio of one-for-fiftieth (50) effective on December 22, 2025 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

CHEER HOLDING, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Cheer Holding, Inc.’s Shareholders
	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Cheer Holding, Inc.s’ shareholder’	Non-controlling	Total Shareholders’
	Shares*	Amount	Shares	Amount	capital	earnings	reserve	(loss)	equity	interests	Equity
Balance as of December 31, 2022	136,249	7	-	-	27,009	150,685	1,411	(6,684)	172,428	75	172,503
Withdrawal of contribution from shareholder	-	-	-	-	(791)	-	-	-	(791)	-	(791)
Issuance of shares through private placement	64,516	3	-	-	79,997	-	-	-	80,000	-	80,000
Issuance of shares due to roundup of fractional shares in share consolidation	635	0	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	30,477	-	-	30,477	51	30,528
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,185)	(2,185)	(48)	(2,233)
Balance as of December 31, 2023	201,400	10	-	-	106,215	181,162	1,411	(8,869)	279,929	78	280,007
Capital contribution from shareholders	-	-	-	-	5,525	-	-	-	5,525	-	5,525
Share-based compensation**	4,638	0	500,000	0	1,745	-	-	-	1,745	-	1,745
Cancellation of shares due to roundup of fractional shares in share consolidation**	(327)	(0)	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	25,966	-	-	25,966	2	25,968
Foreign currency translation adjustment	-	-	-	-	-	-	-	(8,172)	(8,172)	(3)	(8,175)
Balance as of December 31, 2024	205,711	10	500,000	0	113,485	207,128	1,411	(17,041)	304,993	77	305,070
Share-based compensation	27,000	1	-	-	3,428	-	-	-	3,429	-	3,429
Issuance of shares through public offerings	4,453,487	223	-	-	20,821	-	-	-	21,044	-	21,044
Issuance of shares due to roundup of fractional shares in share consolidation	50	0	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	25,617	-	-	25,617	4	25,621
Foreign currency translation adjustment	-	-	-	-	-	-	-	14,600	14,600	4	14,604
Balance as of December 31, 2025	4,686,248	234	500,000	0	137,734	232,745	1,411	(2,441)	369,683	85	369,768

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation of Class A at a ratio of one-for-fiftieth (50) effective on December 22, 2025 (Note 1).

**	The amounts were below 1,000.

The accompanying notes are an integral part of these consolidated financial statements.

CHEER HOLDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Years Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,621	$25,968	$30,528
Adjustments to reconcile net income to net cash provided by operating activities:
(Reversal of provision) provision for credit losses	(2,939)	(20)	2,096
Provision for unamortized produced content	-	-	112
Depreciation and amortization	6,882	3,781	3,385
Impairment of intangible assets	1,199	-	-
Amortization of right-of-use assets	122	41	394
Loss from early termination of right-of-use assets	-	15	-
Deferred income tax expense (benefits)	73	(33)	63
Share based compensation for employees	3,429	1,745	-
Written off of property and equipment	11	2	2
Amortization of loan origination fees	-	10	16
Change in fair value of warrant liability	-	-	(86)
Income from waive of other payables	(22)	(156)	-
Changes in assets and liabilities
Accounts receivable	1,538	1,924	15,205
Prepayment and other current assets	(10,218)	(514)	(22,270)
Unamortized produced content	-	(16)	682
Accounts payable	599	(7,402)	3,325
Contract liabilities	(26)	(101)	(14)
Accrued liabilities and other payables	(1,497)	-	(370)
Other taxes payable	(6,722)	(2,347)	9,477
Lease liabilities	(111)	(22)	(371)
Net cash provided by operating activities	17,939	22,875	42,174

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	-	(1)	(3)
Purchase of intangible assets	(709)	(24,861)	-
Net cash used in investing activities	(709)	(24,862)	(3)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	7,652	12,507	4,660
Repayments of short-term bank loans	(12,522)	(6,949)	(4,802)
Proceeds from long-term bank loans	-	-	1,412
Payment of loan origination fees	-	(32)	(58)
Contribution (withdrawal of) from shareholders	-	5,525	(791)
Borrowings from related parties	1,650	-	1,600
Repayments to related parties	-	(500)	-
Proceeds from issuance of ordinary shares in connection with a private placement	21,044	-	80,000
Net cash provided by financing activities	17,824	10,551	82,021

Effect of exchange rate changes	9,368	(5,429)	(149)

Net increase in cash and cash equivalents	44,422	3,135	124,043
Cash and cash equivalents, at beginning of year	197,660	194,525	70,482
Cash and cash equivalents, at end of year	$242,082	$197,660	$194,525

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$366	$325	$271
Income tax paid	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Acquisition of intangible assets from prepayments	$14,390	$4,464	$4,464
Right-of-use assets obtained in exchange for operating lease liabilities	$-	$385	$-

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

On May 12, 2025, the shareholders of the Company, at the Annual General Meeting, approved to increase the authorized share capital of the Company from US$200,070 to US$500,700.

On December 22, 2025, the Company effected a share consolidation at a ratio of one-for-fiftieth (50) ordinary shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.05 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company to be US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

As of December 31, 2025, the Company’s subsidiaries, the VIEs and the VIE’s subsidiaries  were as the following:

	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Subsidiaries:
Glory Star New Media Group HK Limited (“Glory Star HK”)	December 18, 2018	Hong Kong	100%	Holding
Glory Star New Media (Beijing) Technology Co., Ltd. (“WFOE”)	March 13, 2019	PRC	100%	Holding
VIEs:
Xing Cui Can International Media (Beijing) Co., Ltd. (“Xing Cui Can”)	September 7, 2016	PRC	100%	Holding
Horgos Glory Star Media Co., Ltd. (“Horgos”)	November 1, 2016	PRC	100%	Holding
VIEs’ subsidiaries
Glory Star Media (Beijing) Co., Ltd. (“Glory Star Beijing”)	December 9, 2016	PRC	100%	Provision of provides advertisement and content production services
Leshare Star (Beijing) Technology Co., Ltd. (“Beijing Leshare”)	March 28, 2016	PRC	100%	Provision of provides advertisement and content production services
Horgos Glary Prosperity Culture Co., Ltd. (“Glary Prosperity”)	December 14, 2017	PRC	51%	Provision of provides advertisement and content production services
Glory Star (Horgos) Media Technology Co., Ltd (“Horgos Technology”)	September 9, 2020	PRC	100%	Provision of provides advertisement and content production services

*	On March 17, 2023, we wrote off Shenzhen Leshare Investment Co.,Ltd. due to business adjustment. For the year ended December 31, 2023, we recognized minimal gain arising from the writing off and recorded in the account of “other income, net” in the consolidated statements of income and comprehensive income.

*	On June 13, 2025, we dissolved Horgos Glary Prosperity Culture Co., Ltd. Beijing Branch due to its inactive operations. For the year ended December 31, 2025, we recognized minimal gain arising from the dissolution and recorded in the account of “other income, net” in the consolidated statements of income and comprehensive income.

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

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue and net income presented on consolidated statements of income and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statements of cash flows are substantially the financial position, operation and cash flow of the Company’s VIEs and subsidiaries of VIEs. The Company has not provided any financial support to VIEs for the years ended December 31, 2025, 2024 and 2023. The following financial statements amounts and balances of the VIEs and VIEs’ subsidiaries, after elimination with amounts and balances of the Company and is subsidiaries, were included in the consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$222,535	$193,004
Accounts receivable, net	79,681	77,074
Prepayment and other current assets, net	44,822	27,543
Total current assets	347,038	297,621

Property, plant and equipment, net	17	33
Intangible assets, net	34,734	40,531
Deferred tax assets	-	72
Right-of-use assets	235	334
Other non-current assets	77	-
Total non-current assets	35,063	40,970
TOTAL ASSETS	$382,101	$338,591

Liabilities
Current liabilities:
Short-term bank loans	$6,435	$9,590
Accounts payable	2,744	2,039
Contract liabilities	1	27
Accrued liabilities and other payables	207	1,203
Other taxes payable	19,285	25,095
Lease liabilities current	115	98
Total current liabilities	27,357	38,052

Long-term bank loan	-	1,370
Lease liabilities non-current	120	225
Total non-current liabilities	120	1,595
TOTAL LIABILITIES	$27,477	$39,647

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Risks in relation to the VIE structure (cont.)

The VIEs hold assets with no carrying value in the consolidated balance sheet that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue-producing assets). Unrecognized revenue-producing assets held by the VIEs mainly include the ICP License and the Internet Culture Operating License. Recognized revenue-producing assets held by the VIEs mainly include software related to CHEERS App.

	For the Years Ended December 31,
	2025	2024	2023

Total revenues	$148,835	$147,196	$152,327
Net income	$30,198	$28,220	$31,126

Net cash provided by operating activities	$22,145	$23,766	$42,044
Net cash used in investing activities	$(7,797)	$(24,862)	$(3)
Net cash provided by financing activities	$(4,870)	$5,558	$(142)

For the years ended December 31, 2025, 2024 and 2023, net cash generated from financing activities in the VIEs consist of: (i) borrowings from banks of $7,652, $12,507 and $4,660 and (ii) repayment of borrowings to banks of $12,522, $6,949 and $4,802.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounted to approximately $3.3 million and $3.3 million as of December 31, 2025 and 2024, respectively, as well as certain non-distributable statutory reserves amounting to $1.4 million and $1.4 million as of December 31, 2025 and 2024, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting a significant portion of businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIEs in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

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

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, allowance for credit losses, valuation and recognition of share-based compensation expenses, the useful lives of property, plant and equipment and intangible assets, impairment of long-lived assets, valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

Management of the Company considers the carrying amount of cash and cash equivalents, accounts receivable, other receivables, short-term bank loans, accounts payable, due to related parties and other payables based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature. For long-term bank loans, the fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the bank loans approximate market rates.

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

Accounts Receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Since January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of receivables arising from advertising revenue. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

For the years ended December 31, 2025 and 2024, the Company did not provide expected credit losses against accounts receivable.

Unamortized produced content

Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to enter into arrangements with third parties to co-produce certain of its productions.

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the years ended December 31, 2025, 2024 and 2023, $27,650, $26,808 and $25,514 were amortized to the cost of sales, respectively. For the years ended December 31, 2025, 2024 and 2023, the Company provided impairment of nil, nil and $112 against unamortized production cost, respectively.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property, plant and equipment, net

Property, plant and equipment, are stated at cost less accumulated depreciation. Depreciation expenses are computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The estimated useful lives are as follows:

Estimated Useful Life
Electric equipment	3 Years
Office equipment and furniture	3 - 5 Years
Leasehold improvement	Shorter of useful life or lease term

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances indicate a change in estimates of useful lives. No such events were identified for the years ended December 31, 2025 and 2024.

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

Impairment of long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. For the year ended December 31, 2025, the Company provided impairment of $1,199 against certain software for CheerCar App and Cheer Chat App because the Company did not expect to generate revenues from operating these applications. The Company did not record any impairment charge for the years ended December 31, 2024 and 2023.

Leases

The Company accounted for leases in accordance with ASC 842, Leases (“ASC Topic 842”). The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheets for any new or existing lease arrangements with lease terms of twelve months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases (cont.)

Operating lease assets are included within “Operating lease right-of-use assets”, and the corresponding operating lease liabilities are included within “operating lease liabilities” for the current portion, and within “Operating lease liabilities, non-current” for the long-term portion on the consolidated balance sheets as of June 30, 2025 and 2024. Finance lease assets are included within “Property and equipment, net” and the corresponding finance lease liabilities are included within “Finance lease liabilities” for the current portion, and within “Finance lease liabilities, non-current” for the long-term portion on the consolidated balance sheets as of December 31, 2025 and 2024.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes optional renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

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

Copyright revenue

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

The following table identifies the disaggregation of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the Years Ended December 31,
	2025	2024	2023
Category of Revenue:
Advertising revenue	$146,108	$144,290	$149,046
Copyrights revenue	2,625	2,615	3,035
CHEERS e-Mall marketplace service revenue	51	207	232
Other revenue	51	84	14
Total	148,835	147,196	152,327

Timing of Revenue Recognition:
Services transferred over time	148,733	146,905	152,081
Services transferred at a point in time	51	207	232
Goods transferred at a point in time	51	84	14
Total	$148,835	$147,196	$152,327

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

Share-based compensation

The Company applies ASC 718 (“ASC 718”), Compensation - Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718 -10, the share-based payment transactions with employees and non-employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. Unrestricted stock awards are fully vested upon issuance, and compensation expense is recognized equal to the fair value of the award on the grant date. The fair value of unrestricted stock is determined based on the closing market price of the Company’ common stock on the grant date.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2025 and 2024.

The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 (approximately $14,300). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. As of December 31, 2025, the tax years ended December 31, 2021 through December 31, 2025 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended December 31, 2025, 2024 and 2023.

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

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

For the years ended December 31, 2025, 2024 and 2023, the Company identified two segments, namely (i) Cheers APP internet business, and (ii) traditional media businesses.

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

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $71,500) for each financial institution. The Company’s total unprotected cash held in bank amounted to approximately $241,092 and $196,652 as of December 31, 2025 and 2024, respectively. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended December 31, 2025, six customers accounted for 22%, 17%, 16%, 16%, and 10% of the Company’s total revenue, respectively. For the year ended December 31, 2024, five customers accounted for 24%, 21%, 16%, 15% and 11% of the Company’s total revenue, respectively. For the year ended December 31, 2023, four customers accounted for 25%, 17%, 13% and 12% of the Company’s total revenue, respectively.

As of December 31, 2025, four customers accounted for 22%, 20%, 19% and 14% of the net accounts receivable balance, respectively. As of December 31, 2024, four customers accounted for 24%, 22%, 16% and 13% of the net accounts receivable balance, respectively.

As of December 31, 2025, two vendors accounted for 44% and 41% of the accounts payable, respectively. As of December 31, 2024, three vendors accounted for 53%, 27% and 11% of the accounts payable, respectively.

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

Foreign Currency Translation (cont.)

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating subsidiaries. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at December 31, 2025 and 2024 were translated at RMB 6.9931 to $1.00 and RMB 7.2993 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of income and cash flows for the years ended December 31, 2025, 2024 and 2023 were RMB 7.1875 to $1.00, RMB 7.1957 to $1.00, and RMB 7.0809 to $1.00, respectively.

Recent Accounting Pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements (cont.)

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

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

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. ACCOUNTS RECEIVABLE, NET

As of December 31, 2025 and 2024, accounts receivable consisted of the following:

	As of December 31,
	2025	2024
Accounts receivable	$79,681	$77,853
Less: allowance for expected credit losses	-	(779)
Accounts receivables, net	$79,681	$77,074

For the years ended December 31, 2025, 2024 and 2023, the movement of allowance for expected credit losses is as the following:

	For the Years Ended December 31,
	2025	2024	2023
Opening balance	$779	$820	$1,006
Reversal of provision for expected credit losses	(791)	(20)	(167)
Foreign exchange adjustment	12	(21)	(19)
Ending balance	$-	$779	$820

4. PREPAYMENT AND OTHER CURRENT ASSETS, NET

As of December 31, 2025 and 2024, prepayment and other current assets consisted of the following:

	As of December 31,
	2025	2024
Advances to vendors	$44,818	$32,907
Staff advance	-	85
Others	4	38
Subtotal	44,822	33,030
Less: allowance for credit loss and allowance	-	(2,196)
Prepayment and other assets, net	$44,822	$30,834

For the years ended December 31, 2025, 2024 and 2023, the movement of allowance for expected credit losses is as the following:

	For the Years Ended December 31,
	2025	2024	2023
Opening balance	$2,196	$2,257	$-
Provision for expected credit losses	82	-	2,263
Reversal of expected credit losses	(2,230)	-	-
Writing off against other receivables	(82)	-	-
Foreign exchange adjustment	34	(61)	(6)
Ending balance	$-	$2,196	$2,257

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

5. PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2025 and 2024, property, plant and equipment consisted of the following:

	As of December 31,
	2025	2024
Electronic equipment	$581	$767
Office equipment and furniture	63	68
Leasehold improvement	185	177
	829	1,012
Less: accumulated depreciation	(812)	(979)
	$17	$33

For the years ended December 31, 2025, 2024 and 2023, depreciation expense amounted to $7, $50 and $74, respectively.

6. INTANGIBLE ASSETS, NET

As of December 31, 2025 and 2024, intangible assets consisted of the following:

	As of December 31,
	2025	2024
Intangible assets	$56,958	$53,870
Less: accumulated amortization	(20,991)	(13,339)
Less: accumulated impairment	(1,233)	-
	$34,734	$40,531

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

For the years ended December 31, 2025, 2024, and 2023, amortization expense amounted to $6,875, $3,731, and $3,311, respectively. For the year ended December 31, 2025, the Company provided impairment of $1,199 against certain software for CheerCar App and Cheer Chat App because the Company did not expect to generate revenues from operating these applications.

The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2025:

2026	$7,138
2027	7,138
2028	6,772
2029	5,826
2030 and thereafter	7,860
Total	$34,734

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2025 and 2024, accrued liabilities and other payables consisted of the following:

	As of December 31,
	2025	2024
Payroll payables	$211	$1165
Other payables	233	766
	$444	$1,941

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

8. OTHER TAXES PAYABLE

As of December 31, 2025 and 2024, other taxes payable consisted of the following:

	As of December 31,
	2025	2024
VAT payable	$14,944	$20,234
Income tax payable	2,495	2,388
Business tax payable	1,835	2,467
Others	11	6
	$19,285	$25,095

9. BANK LOANS, CURRENT AND NON CURRENT

Bank loans represent the amounts due to various banks that are due within and over one year. As of December 31, 2025 and 2024, bank loans consisted of the following:

	As of December 31,
	2025	2024
Short-term bank loans:
Loan from China Citic Bank	$2,860	$2,740
Loan from Bank of Beijing	-	2,740
Loan from Xiamen International Bank	-	2,740
Loan from Huaxia Bank	2,145	1,370
Loan from China Construction Bank	1,430	-
	$6,435	$9,590
Long-term bank loans:
Loan from China Construction Bank	$-	$1,370
	$-	$1,370

Short-term bank loans

For the year ended December 31, 2025, the Company entered into loan agreements with three banks, pursuant to the Company borrowed an aggregate of $7,652 from the banks with maturity dates due in August 2025 through April 2026. The loan bore per annum interest rates ranging between 3.20% and 4.75%. For the year ended December 31, 2025, the Company also repaid an aggregate of $12,522 to banks.

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

Interest expenses amounted to $366, $372 and $271 for the years ended December 31, 2025, 2024 and 2023, respectively. The weighted average interest rates of short-term loans outstanding were 4.90%, 5.78% and 6.69% per annum for the years ended December 31, 2025, 2024 and 2023, respectively.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

9. BANK LOANS, CURRENT AND NON CURRENT (cont.)

Long-term bank loans

For the year ended December 31, 2023, the Company entered into loan agreements with one bank, pursuant to the Company borrowed a three-year bank borrowing of $1,412 from the banks with maturity date due in September 2026. The loan bore an interest rates of 3.95% per annum. As of December 31, 2024, the Company classified the borrowing as a long-term loan, as of December 31, 2025, the Company classified the borrowing as a current liability based on its maturity.

Guarantee information

As of December 31, 2025, the guarantee information for bank borrowings were as below:

The loans from Huaxia Bank Co., Ltd. West Railway Station Branch were guaranteed by Beijing Zhongguancun   Technology Financing Guarantee Co., Ltd, and Mr. Bing Zhang, the Chairman of the Company’s board of directors.

The loans from China Citic Bank were guaranteed by Horgos and Mr. Bing Zhang.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2025	2024
Right-of-use assets	$261	$371

Lease liabilities current	127	109
Lease liabilities non-current	134	250
	$261	$359

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.97	1.26
Weighted average discount rate	5.50%	5.50%

For the years ended December 31, 2025, 2024 and 2023, the Company incurred total operating lease expenses of $181, $184 and $363, respectively.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

10. LEASES (cont.)

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2025:

December 31, 2025
For the year ending Dember 31, 2026	$137
For the year ending Dember 31, 2027	137
Total lease payments	274
Less: Imputed interest	(13)
Present value of lease liabilities	$261

11. RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended December 31, 2025, 2024 and 2023, or recorded balances as of December 31, 2025 and 2024.

Name	Relationship with the Company
Mr. Bing Zhang	Chairman of the Company’s board of directors
Happy Starlight Limited	Entity controlled by Mr. Bing Zhang

2) Transactions with related parties

For the years ended December 31, 2025 and 2023, the Company borrowed loans of $700 and $1,600 from Mr. Bing Zhang, respectively. The borrowings were interest free and were repayable on demand and did not require of guarantees or pledges from the Company. For the year ended December 31, 2024, the Company repaid loans of $500 to Mr. Bing Zhang.

For the years ended December 31, 2025, the Company also borrowed loans of $950 from Happy Starlight Limited. The borrowing was interest free and were repayable on demand and did not require of guarantees or pledges from the Company.

3) Balances with related parties

As of December 31, 2025 and 2024, the balances with related party were as follows:

	As of December 31,
	2025	2024
Loans payable due to related parties
Mr. Bing Zhang	$1,800	$1,100
Happy Starlight Limited	950	-
	$2,750	$1,100
Other payable
Others	$3	$-
	$2,753	$1,100

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

PRC

WFOE, Horgos, Glory Star Beijing, Beijing Leshare, Glory Prosperity, Glory Prosperity BJ, Shenzhen Leshare, Horgos Glary Wisdom, Horgos Technology and Xing Cui Can were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. Horgos, Horgos Glory Prosperity and Horgos Glary Wisdom were eligible to enjoy a preferential income tax rate of 15% that are expected to last from 2021 to 2025. Horgos Technology is eligible to be exempted from income tax from 2020 to 2024, and enjoys a preferential income tax rate of 15% from 2025 to 2029, as they are all incorporated in the Horgos Economic District, Xinjiang province.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2025	2024	2023

Net income before provision for income taxes	$25,694	$25,934	$30,589
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	6,424	6,484	7,647
Expenses not deductible for tax purpose	126	2	385
Effect of accelerated deductions on research and development expenses	(1,015)	(509)	-
Changes in valuation allowance	6,638	8,409	11,953
Effect of warrant liability revaluation	-	-	(22)
Effect of preferential tax rates granted to the PRC entities (a)	(12,100)	(14,419)	(19,902)
Income tax (benefit) expense	73	(34)	61
Effective income tax rate	2.0%	(0.13)%	0.20%

(a)	The Company’s subsidiary Horgos, Horgos Glory Prosperity, Horgos Glary Wisdom were eligible to enjoy a preferential income tax rate of 15% for five years ended December 31, 2025. Horgos Technology is eligible to be exempted from income tax from 2020 to 2024 and enjoy a preferential income tax rate of 15% for five years through December 31, 2029. Beijing Leshare was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. For the years ended December 31, 2025, 2024 and 2023, the tax saving as the result of the favorable tax rate amounted to $14,687, $15,017 and $21,841, respectively, and per share effect of the favorable tax rate were $13.8, $72.7 and $126.4.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. INCOME TAXES (cont.)

PRC (cont.)

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

As of December 31, 2025 and 2024, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that give rise to deferred tax asset as of December 31, 2025 and 2024 was as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Allowance for credit losses	$-	$72
Total deferred tax assets, net	$-	$72

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of December 31, 2025 and 2024.

13. SHARE-BASED COMPENSATION TO EMPLOYEES

On January 7, 2025, the Company granted 27,000 ordinary shares to certain employees as awards for past services. The ordinary shares were immediately and fully vest upon grant. For the year ended December 31, 2025, the Company recognized share-based compensation expenses of $3,429 in the account of “general and administrative expenses”.

On June 26, 2024, as approved by the board resolution, the Company granted 4,638 ordinary shares to an employee as compensation expenses. The ordinary shares were fully vest upon grant. For the year ended December 31, 2025, the Company recognized share-based compensation expenses of $1,745 in the account of “general and administrative expenses”.

On September 9, 2024, the Company issued 500,000 Class B Shares of the Company to Mr. Bing Zhang, the Company’s Chairman, Director, Chief Executive Officer and Chief Financial Officer (Note 14). The Company issued the Class B Ordinary shares at par, for an aggregate purchase price of US$500.

For the year ended December 31, 2023, the Company did not grant ordinary shares to employees or non-employees.

As of December 31, 2025, there are no unrecognized compensation expense.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY

Preferred Shares

The Company is authorized to issue 2,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. As of December 31, 2025 and 2024, there were no preferred shares issued or outstanding.

Ordinary Shares

The Company was authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. Holders of the ordinary shares are entitled to one vote for each share.

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

On May 12, 2025, the shareholders of the Company, at the Annual General Meeting, approved to increase the authorized Class A share capital of the Company from US$200,000 to US$500,000, with the authorized share capital of the Company to be US$500,000 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each.

On December 22, 2025, the Company effected a share consolidation at a ratio of one-for-fiftieth (50) ordinary shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.05 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company to be US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each. The Company has retroactively adjusted all share and per share data from ordinary share to Class A Ordinary Shares for all periods presented.

Giving the effects of the share consolidation, there were 136,249 Class A Ordinary Shares issued and outstanding as of December 31, 2022.

On May 9, 2023, the Company closed private placements with two (2) accredited investors (the “Investors”). The Company issued an aggregate of 48,387 ordinary shares of the Company, par value $0.001, at a price per share of $1,240 for gross proceeds of $60,000.

On September 5, 2023, the Company closed private placements with two (2) accredited investors (the “Investors”). The Company issued an aggregate of 16,129 ordinary shares of the Company, par value $0.001, at a price per share of $1,240 for gross proceeds of $20,000.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

Ordinary Shares (cont.)

In December 2023, the Company issued additional 635 ordinary shares subject to roundup of fractional shares arising from Share Consolidation. In January 2024, the Company cancelled 327 ordinary shares subject to roundup of fractional shares.

On June 26, 2024 and January 7, 2025, the Company granted 4,638 to certain employees as compensation expenses. (Note 13).

On October 2, 2025, the Company closed on a best efforts public offering for the sale of 253,731 units, each consisting of one Class A ordinary share of the Company, par value $0.05 per share, or in lieu thereof, a pre-funded warrant to purchase one Class A Ordinary Share (each a “Pre-Funded Warrant”), one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”) and one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”) for gross proceeds of approximately $8.5 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrants offered. As of December 31, 2025, the Company has issued 1,533,487 Class A Ordinary Shares in the offering.

On November 6, 2025, the Company closed on a registered direct offering for the sale of 3,750,000 Class A Ordinary Shares, or in lieu thereof, a pre-funded warrant to purchase one Class A Ordinary Share for gross proceeds of approximately $15 million, before deducting placement agent fees and other estimated expenses payable by us, including the pre-paid exercise price of the pre-funded warrants offered. As of December 31, 2025, the Company has issued 2,900,000 Class A Ordinary Shares in the offering.

The above two private placements incurred offering cost of $2,456 charged by underwriters, counsels and other professional parties, which were charged against additional paid-in capital.

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

As of December 31, 2025 and 2024, there were 500,000,000 and 200,000,000 Class A Ordinary Shares authorized, respectively. As of December 31, 2024 and 2023, there were 500,000 and 500,000 Class B Ordinary Shares authorized, respectively.

As of December 31, 2025 and 2024, there were 4,686,248 and 205,711 Class A Ordinary Shares issued and outstanding, respectively. As of December 31, 2025 and 2024, there were 500,000 and 500,000 Class B Ordinary Shares issued and outstanding, respectively.

Public Warrants

Pursuant to the Initial Public Offering, TKK sold 50,000 Units at a purchase price of $5,000.00 per Unit, inclusive of 6,000 Units sold to the underwriters on August 22, 2018 upon the underwriters’ election to partially exercise their over-allotment option. Each Unit consists of one ordinary share, one warrant (“Public Warrant”) and one right (“Public Right”). Each Public Warrant entitles the holder to purchase one-half of one ordinary share at an exercise price of $5,750.00 per whole share. Each Public Right entitles the holder to receive one-tenth of one ordinary share at the closing of a Business Combination.

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

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

Public Warrants (cont.)

The Company may redeem the Public Warrants:

●	in whole and not in part;

●	at a price of $5.00 per warrant;

●	at any time while the Public Warrants are exercisable;

●	upon no less than 30 days’ prior written notice of redemption to each Public Warrant holder;

●	if, and only if, the reported last sale price of the Company’s ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

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

On February 14, 2025, the 50,000 public warrants expired and were delisted from Nasdaq Stock Market. As of December 31, 2025 and 2024, the Company had nil and 50,000 of public warrants outstanding.

Rights

Each holder of a Public Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a Business Combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the Business Combination, the Company issued 5,009 shares in connection with an exchange of Public Rights.

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

Non-controlling interest

As of December 31, 2025 and 2024, the Company’s non-controlling interest represented 49% equity interest of Horgos Glary Prosperity.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

15. PRIVATE PLACEMENT WARRANTS

Simultaneously with the closing of the Initial Public Offering, Symphony Holdings Limited (“Symphony”) purchased an aggregate of 23,600 Private Placement Warrants at $250 per Private Placement Warrant for an aggregate purchase price of $5,900. On August 22, 2018, TKK consummated the sale of an additional 2,400 Private Placement Warrants at a price of $250 per Private Placement Warrant, generating gross proceeds of $600. Each Private Placement Warrant is exercisable to purchase one-half of one ordinary share at an exercise price of $5,750 per whole share.

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

On February 14, 2025, the 26,000 private warrants expired and were delisted from Nasdaq Stock Market. As of December 31, 2025 and 2024, the Company had nil and 26,000 of public warrants outstanding, respectively.

The warrant liability related to such private placement warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the unaudited condensed consolidated statements of income. For the years ended December 31, 2025 and 2024, the change in fair value of the warrant liability was zero. For the year ended December 31, 2023, the Company recorded a decrease in fair value of warrant liabilities of $86.

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

	For the Years Ended December 31,
	2025	2024

Stock price	$2.55	$2.87
Exercise price	$115.0	$115.00
Risk-free interest rate	4.39%	4.23%
Expected term (in years)	0.12	1.12
Expected dividend yield	0%	0%
Expected volatility	83.5%	95.1%

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

16. SEGMENT INFORMATION

Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including Cheers APP internet business and traditional media businesses. Cheers APP Internet Business generates advertising revenue from broadcasting IP short video, live streaming and APP advertising through Cheer APP and service revenue from Cheers E-mall marketplace. Traditional Media Business mainly contributes the advertising revenue from Cheers TV-series, copyright revenue, customized content production revenue and others.

The CODM measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations and comprehensive income. Operating expenses are reviewed in aggregate. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Company’s operating segment results for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025	2024	2023
Net revenues:
Cheers App Internet Business	$137,482	$135,796	$141,005
Traditional Media Business	11,353	11,400	11,322
Total consolidated net revenues	$148,835	$147,196	$152,327
Operating income:
Cheers APP Internet Business	$27,450	$25,218	$27,108
Traditional Media Business	2,267	2,118	2,177
Total segment operating income	29,717	27,336	29,285
Unallocated item (1)	(3,429)	(1,744)	-
Total consolidated operating income	$26,288	$25,592	$29,285

*	The unallocated item for the years ended December 31, 2025, 2024 and 2023 presents the share-based compensation for employees, which is not allocated to segments.

CHEER HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

17. COMMITMENTS

Operating lease commitments

The total future minimum lease payments including the agreed property management fee under the non-cancellable operating lease with respect to the contractual obligations as of December 31, 2025 are payable as follows:

December 31, 2025
Within 1 year	$47
2 – 5 years	47
Total	$94

Capital expenditure commitments

The Company has commitments for capital expenditures totaling $16,072 as of December 31, 2025. These commitments are primarily related to the acquisition of Digital Intelligent Middle Platform, CHEERS Video, CHEERS API and CHEERS Telepatby.

18. SUBSEQUENT EVENTS

These consolidated financial statements were approved by management and available for issuance on March 20, 2026. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.